15

06016067

BEST AVAILABLE COPY

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Guangzhou Pharmaceutical Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 17 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34656 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: DW

DAT : 8/16/06

年



2005 Annual Report







GPC 廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

(Stock code : 874)

Contents

IMPORTANT NOTICE

I. The Board of Directors (the "Board"), the Supervisory Committee (the "Supervisory Committee") of Guangzhou Pharmaceutical Company Limited ("GPC" or the "Company") and its Directors, Supervisors and Senior Management collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this annual report and confirm that there are no false information, misleading statements or material omissions in this annual report.

II. Guangdong Yangcheng Certified Public Accountants Co., Ltd., the PRC auditors, and PricewaterhouseCoopers, the international auditors, have audited the financial reports of the Goup and the Company for the year ended 31 December 2005 (the "Reporting Period" or the "Year") and issued unqualified auditors' reports thereon.

III. Mr. Yang Rongming, the Chairman, Mr. Xie Bin, the General Manager, and Mr. Chen Binghua, the Financial Controller and Senior Manager of the Finance Department, individually accept responsibility for ensuring the authenticity and completeness of the financial reports contained in this annual report.

IV. This annual report is prepared in both English and Chinese. In the event that different interpretation occurs, with the exception of the financial statements prepared in accordance with the accounting principles generally accepted in Hong Kong ("HK GAAP") and the international auditors' report thereon, the Chinese version shall prevail.



GPC

Company Profile

I.	Legal Chinese name:	廣州藥業股份有限公司
	Chinese name abbreviation:	廣州藥業
	English name:	Guangzhou Pharmaceutical Company Limited
	English name abbreviation:	GPC
II.	Legal representative:	Yang Rongming
III.	Company secretary:	He Shuhua
	Representative of securities affairs:	Huang Xuezhen
	Address:	45 Sha Mian North Street, Guangzhou City Guangdong Province, the PRC
	Telephone:	(8620) 8121 8119 / 8121 8086
	Fax:	(8620) 8121 6408
	E-mail:	hesh@gpc.com.cn / huangxz@gpc.com.cn
IV.	Registered address and office:	45 Sha Mian North Street, Guangzhou City Guangdong Province, the PRC
	Postal code:	510130
	Internet website:	http://www.gpc.com.cn
	E-mail:	sec@gpc.com.cn
	Principal place of business in Hong Kong:	Room 2005, 20th Floor, Tower Two Lippo Center 89 Queensway, Hong Kong

V.	Designated newspapers for information disclosure:	Mainland China:	Shanghai Securities
		Hong Kong:	Hong Kong Economic Times
			The Standard (English newspaper)
	Internet website designated by the China Securities Regulatory Commission for publishing this annual report:	http://www.sse.com.cn	
	Internet website designated by The Stock Exchange of Hong Kong Limited for publishing this annual report:	http://www.hkex.com.hk	
	Place where this annual report is available for inspection:	The Secretariat to the Board of Directors of Guangzhou Pharmaceutical Company Limited	
VI.	Place of listing, name and codes of the Company's shares:	A Shares:	The Shanghai Stock Exchange
		Stock Code:	600332
		Stock Abbreviation:	GZ Phar.
		H Shares:	The Stock Exchange of Hong Kong Limited
		Stock Code:	0874
		Stock name:	GZ Phar.


GPC

VII. Other corporate information

First registration date:	1 September 1997
Place of first registration:	45 Sha Mian North Street, Guangzhou City Guangdong Province, the PRC
Registration date for subsequent change:	15 November 2004
Place of registration for subsequent change:	45 Sha Mian North Street, Guangzhou City Guangdong Province, the PRC
Business registration number:	4401011101830
Tax registration number:	44010063320680X
Auditors:	International auditors: PricewaterhouseCoopers Certified Public Accountants 22nd Floor, Prince's Building Central Hong Kong PRC auditors: Guangdong Yangcheng Certified Public Accountants Co., Ltd. 25th Floor, Jianlibao Plaza 410 Dongfeng Zhong Road Guangzhou 510040, Guangdong, PRC




Annual Report 2005
GPC

Financial Data and Financial Highlights

EXTRACTED FROM THE ACCOUNTS PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS AND SYSTEMS

Items		2005 *RMB'000*
1.	Total profit	306,741
2.	Net profit	184,482
3.	Net profit after extraordinary gain and loss (Note)	185,561
4.	Profit from principal operations	1,528,752
5.	Profit from other operations	43,302
6.	Operating profit	308,314
7.	Income from investments	(8,063)
8.	Government grants and subsidies	720
9.	Net non-operating income and expenses	5,770
10.	Net cash inflows from operating activities	146,323
11.	Net increase in cash and cash equivalents	(263,842)

Note: Non-operating items include:

Items	Amount *RMB'000*
Gain or loss on disposal of long-term shareholding investments and fixed assets	(806)
Government grants and subsidies	720
Gain or loss from short-term investments	(7,659)
Other non-operating income and expenses after deducting provision for value impairment in assets	1,052
Gain or loss on trust investments	(517)
Reversal of provisions for impairments made in previous years	6,642
Income tax effect	553
Minority interests effect	(41)
Total	(1,080)


GPC

DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS AND SYSTEMS AND HK GAAP

	Notes	At 31 December 2005 RMB'000	At 31 December 2004 RMB'000
Net assets under PRC Accounting Standards and Systems		**2,621,437**	2,440,230
Intangible assets capitalised	1	**37,367**	48,125
Difference arising from fixed assets revaluation	2	**128,522**	130,833
Deferred government grants income	3	**(4,259)**	(3,243)
Provision for employee benefits in medical insurance	4	**(53,586)**	(61,306)
Provision for deferred taxation	5	**10,822**	5,981
Impairment on goodwill	6	**(1,791)**	—
Difference in minority interests	11	**(15,389)**	(15,028)
Capital and reserve attributable to equity holders of the Company under HK GAAP		**2,723,123**	2,545,592

	Notes	2005 RMB'000	2004 RMB'000
Net profit under PRC Accounting Standards and Systems		**184,482**	55,292
Amortization of intangible assets	1	**(10,382)**	(10,446)
Additional depreciation on revalued fixed assets	2	**(1,975)**	(1,975)
Government grants recognised as income	3	**452**	361
Provision for employees benefits in medical insurance	4	**6,017**	5,476
Deferred taxation, net impact	5	**4,841**	(6,727)
Impairment on goodwill	6	**(1,791)**	—
Negative goodwill arising from the additional investment of an external investor into a subsidiary	7	**19,819**	—
Appropriation to staff bonus and welfare fund charged as expenses	8	**(6,074)**	(2,693)
Loss recognised arising from dilution in minority interests in a subsidiary		**—**	(1,908)
Unsettled long outstanding payables written off recognised as income	9	**2,397**	5,113
Receipt of non-cash donation recognised as income	10	**440**	—
Differences in minority interests	11	**(422)**	336
Profit attributable to equity holders of the Company under HK GAAP		**197,804**	42,829

DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS AND SYSTEMS AND HK GAAP *(continued)*

Notes:

1) *This is an amortisation of staff quarter reform costs incurred by the Company and its subsidiaries (collectively the "Group") prior to 2000 in relation to purchases of staff quarters by its employees. Under HK GAAP, such costs are recognised as an intangible asset and are subject to amortisation on a straight-line basis over a period of 10 years to reflect the estimated remaining average service life of its employees in which the related economic benefits are recognised. Under PRC Accounting Standards and Systems, the staff quarter reform costs are written off against retained earnings of the year in which they were incurred.*

2) *The Group's fixed assets were revalued by the international valuers in 1997 for the purpose of listing the Company's H shares. The revaluation has been reflected in the financial statements of the Group prepared under HK GAAP but not in the financial statements prepared under PRC Accounting Standards and Systems. Accordingly, the depreciation charge under HK GAAP is higher than that calculated under PRC Accounting Standards and Systems as the depreciation charge under HK GAAP is based on the revalued amount of fixed assets.*

3) *Government subsidies allocated for fixed assets are recognised as capital reserve in the financial statements prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, government subsidies are recognised as deferred income and credited to the income statement on a straight line basis in accordance with the estimated useful lives of the assets.*

4) *On 1 December 2001, the Group has participated in a medical insurance scheme set up and managed by the Guangzhou People's Municipal Government as required by the Provisional Rules of Medical Insurance issued by the Guangzhou People's Municipal Government. Medical insurance relating to contributions accrued for the past service rendered by the retired and retiring employees are recognised as expenses in prior years under HK GAAP. However, in the financial statements prepared under PRC Accounting Standards and Systems, medical insurance for the past service is recognised as expenses on cash basis. Cash basis is not acceptable under HK GAAP.*

5) *The Group has not made provision for deferred tax in the financial statements prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, deferred tax is accounted for using the liability method on all taxable temporary differences for deferred tax liability, and to recognise deferred tax assets to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.*

6) *Goodwill is amortised using the straight-line method under PRC Accounting Standards and Systems. Under HK GAAP, any impairment on goodwill is accounted for in the income statement on a yearly basis.*

7) *Equity in a subsidiary of the Company was diluted due to the issue of new shares to a third party by such subsidiary. Surplus arising from such transaction is recognised as capital reserve in the financial statements prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, it is accounted for in the income statement.*

8) *This was the staff bonus and welfare fund appropriated from profit after taxation in the financial statements prepared under PRC Accounting Standards and Systems. Under HK GAAP, it was recognised as expenses in the income statement of the year.*

9) *Write-off of payable was recognised as capital reserve in the financial statements prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, it was recognised in the income statement and was transferred from profit after tax to capital reserve.*

10) *Non-cash donation accepted by the Group was recognised as capital reserve in the financial statements prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, it was recognised in the income statement and was transferred from profit after tax to capital reserve.*

11) *Owing to the above adjustments, there is a difference in net profit / profit attributable to equity holders of the Company prepared under PRC Accounting Standards and Systems and HK GAAP. This results in a difference in the minority interests.*

Financial Data and Financial Highlights

PRINCIPAL FINANCIAL DATA AND FINANCIAL INDICATORS

1. Extracted from the financial statements prepared in accordance with PRC Accounting Standards and Systems

Indicators	2005	2004	2,003
Income from principal operations (RMB'000)	**9,026,340**	7,708,314	6,971,963
Net profit (RMB'000)	**184,482**	55,292	139,795
Total assets (RMB'000)	**5,098,095**	5,182,878	4,707,039
Shareholders' funds (excluding minority interests) (RMB'000)	**2,621,437**	2,440,230	2,429,476
Earnings per share (RMB)	**0.23**	0.07	0.17
Net assets per share (RMB)	**3.23**	3.01	3.00
Adjusted net assets per share (RMB)	**3.17**	2.96	2.92
Net cash inflows from operating activities per share (RMB)	**0.18**	0.25	(0.01)
Return on net assets (fully diluted) (%)	**7.04**	2.27	5.75
Return on net assets (weighted average) (%)	**7.31**	2.27	5.87
Return on net assets after deducting non-operating items (weighted average) (%)	**7.64**	2.63	6.06
Ratio of shareholders' funds (excluding minority interests) (%)	**51.42**	47.08	51.61
Gearing ratio (%) *(Note)*	**44.94**	49.13	44.84

Note: Gearing ratio is calculated according to the following formula: total liabilities / total assets x 100%.

2. Extracted from the financial statements prepared in accordance with HK GAAP

Indicators	2005	2004	2003	2002	2001
Turnover (RMB'000)	**9,026,340**	7,709,565	6,973,113	5,943,823	5,334,029
Profit before income tax (RMB'000)	**315,493**	161,675	307,829	196,360	205,987
Profit attributable to equity holders of the Company (RMB'000)	**197,804**	42,829	146,667	101,155	95,868
Total assets (RMB'000)	**5,316,420**	5,413,438	4,954,091	4,410,210	3,877,969
Total liabilities (RMB'000)	**2,391,590**	2,655,559	2,220,047	1,807,058	1,345,841
Capital and reserve attributable to equity holders of the Company (RMB'000)	**2,723,123**	2,545,592	2,551,417	2,454,080	2,408,430
Earnings per share (RMB)	**0.24**	0.05	0.18	0.13	0.12
Capital and reserve attributable to equity holders of the Company per share (RMB)	**3.36**	3.14	3.15	3.03	2.97
Return on capital and reserve attributable to equity holders of the Company (%)	**7.26**	1.68	5.75	4.12	3.98
Ratio of capital and reserve attributable to equity holders of the Company (%)	**51.22**	47.02	51.50	55.65	62.11
Gearing ratio (%) *(Note)*	**44.98**	49.05	44.81	40.97	34.70

Note: Gearing ratio is calculated according to the following formula: total liabilities / total assets x 100%

FINANCIAL INDICATORS AS REQUIRED BY THE INFORMATION DISCLOSURE FOR COMPANIES ISSUING LISTED SECURITIES (NO. 9) PROMULGATED BY THE CHINA SECURITIES REGULATORY COMMISSION (THE "CSRC") (PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS AND SYSTEMS)

Profit for the Reporting Period	Return on net assets (%)		Earnings per share (RMB)	
	Fully diluted	Weighted average	Fully diluted	Weighted average
Profit from principal operations	58.32	60.61	1.89	1.89
Operating profit	11.76	12.22	0.38	0.38
Net profit	7.04	7.31	0.23	0.23
Net profit after deducting non-operating items	7.08	7.64	0.23	0.23

CHANGE IN SHAREHOLDERS' FUNDS DURING THE REPORTING PERIOD (CONSOLIDATED)

1. **Extracted from the financial statements prepared in accordance with PRC Accounting Standards and Systems**

Items	Share capital	Capital reserve	Surplus reserve	Include: Statutory public welfare fund	Undistributed profit	Total equity
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Opening balance	810,900	1,126,381	480,442	153,572	22,506	2,440,229
Additions	—	23,073	96,717	28,897	194,398	314,188
Deductions	—	—	9,916	3,007	123,064	132,980
Closing balance	810,900	1,149,454	567,243	179,462	93,840	2,621,437

Reasons for the change:

Increase in capital reserve for the Year is mainly due to the following reasons:

(1) In 2005, Guangzhou Wanglaoji Pharmaceutical Company Limited ("Wanglaoji Pharmaceutical") completed increase of share capital. Its new shareholder injected share capital at a premium which created an capital reserve. The Group is attributable to RMB18,893,000 according to its shareholding percentage.

(2) The specific grant received by the Group from a government department at the amount of RMB1,335,000 was transferred to project payable after the research and development was completed.

(3) An amount of RMB2,396,000 of waived payables of the Group was transferred into capital reserve.


GPC

CHANGE IN SHAREHOLDERS' FUNDS DURING THE REPORTING PERIOD (CONSOLIDATED) *(continued)*

2. FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH HK GAAP

Items	Share capital	Share premium	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Retained earnings	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As at 1 January 2005	810,900	781,134	399,832	218,022	153,573	109,000	73,131	2,545,592
Profit for the Year	—	—	—	—	—	—	197,804	197,804
2004 final dividend paid	—	—	—	—	—	—	(20,273)	(20,273)
Transfer from retained earnings	—	—	1,966	38,563	34,119	24,036	(98,684)	—
Effects resulted from the dilution of equity to its subsidiary (which became a jointly controlled entity after the equity was diluted)	—	—	1,9819	(3,455)	(3,006)	(3,455)	(9,903)	—
As at 31 December 2005	810,900	781,134	421,617	253,130	184,686	129,581	142,075	2,723,123


GPC

CHANGES IN SHARE CAPITAL

1. Movement in share capital and shareholding

Unit: share

	Before change	Change (+/-) Right issues	Bonus issues	Reserves capitalized	New issues	Others	Sub-total	After change
I. Unlisted shares								
1. Founders' shares	513,000,000	–	–	–	–	–	–	513,000,000
Including:								
State-owned shares	513,000,000	–	–	–	–	–	–	513,000,000
Domestic legal entities' shares	–	–	–	–	–	–	–	–
Overseas legal entities' shares	–	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–	–
2. Collective legal entities' shares	–	–	–	–	–	–	–	–
3. Inner staff shares	–	–	–	–	–	–	–	–
4. Preferred shares or others								
Total unlisted shares	513,000,000	–	–	–	–	–	–	513,000,000
II. Listed shares								
1. Renminbi-denominated ordinary shares	78,000,000	–	–	–	–	–	–	78,000,000
2. Domestic listed foreign capital shares								
3. Overseas listed foreign capital shares (H shares)	219,900,000	–	–	–	–	–	–	219,900,000
4. Others	–	–	–	–	–	–	–	–
Total listed shares	297,900,000	–	–	–	–	–	–	297,900,000
III. Total shares	810,900,000	–	–	–	–	–	–	810,900,000

2. Shares issued to the public

The Company issued 219,900,000 H shares in Hong Kong in October 1997. In January 2001, it issued 78,000,000 A shares in the PRC. Currently, the total number of shares issued by the Company amounted to 810,900,000 shares, out of which 63.26% are State-owned shares, 9.62% are A shares and the remaining 27.12% are H shares.

3. The inner staff shares

The Company does not have any inner staff shares.



INTRODUCTION OF SHAREHOLDERS *(continued)*

1. Number of shareholders as at the end of the Reporting Period

As at 31 December 2005, there were 38,724 shareholders in total, out of which two shareholders holding the State-owned shares, 38,688 shareholders holding the A shares and the remaining 34 shareholders holding the H shares.

2. Shareholders' interests and short positions in the shares and underlying shares of the Company

As at 31 December 2005, the interests and short positions of persons (not being the Directors, Supervisors and Senior Management of the Company) in the shares and underlying shares of the Company which were notified to the Company and The Stock Exchange of Hong Kong Limited (the "HKEX") pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO") and as recorded in the register required to be maintained by the Company under Section 336 of the SFO were as follows:

Shareholders	Nature of shares held	Number of shares held *(share)*	% of total issued State-owned shares	% of total issued H shares
Guangzhou Pharmaceutical Holdings Limited ("GPHL")	State-owned shares	491,000,000	95.71%	—
The Hongkong and Shanghai Banking Corporation Limited	H shares	45,505,000	—	20.69%
Standard Chartered Bank (Hong Kong) Ltd	H shares	23,435,000	—	10.66%
Morgan Stanley Dean Witter Hong Kong Securities Ltd	H shares	21,816,870	—	9.92%
Prime Capital Management (Caymen) Limited	H shares	17,916,000	—	8.15%
Shenyin Wanguo Securities (Hong Kong) Limited	H shares	17,856,000	—	8.12%
Guotai Junan (Hong Kong) Securities Co. Ltd	H shares	13,206,000	—	6.01%
HSBC Broking Securities (Hong Kong) Limited	H shares	12,366,000	—	5.62%

Note: As notified by HKSCC Nominees Limited, as at 31 December 2005, the H shares held by each corporation in its securities account with the Central Clearing and Settlement System amounted to more than 5% of the total issued H shares of the Company.

As far as the Directors are aware, as at 31 December 2005, other than those listed above, there was no other person or corporation having an interest or short position in the shares and underlying shares of the Company representing 5% or more of any class of the issued share capital of the Company.


GPC

INTRODUCTION OF SHAREHOLDERS *(continued)*

3. The top ten shareholders of the Company

The top ten shareholders of the Company as at 31 December 2005 are set out as follows:

Shareholders	Nature of shares	No. of shares *(share)*	Number of unlisted shares	% of the issued share capital *(%)*	Number of pledged or locked shares
GPHL	State-owned shares	491,000,000	491,000,000	Approximately 60.55	note (a)
HKSCC Nominees Limited	H shares	218,274,799	—	Approximately 26.92	Unknown
China Greatwall Asset Management Corporation	State-owned shares	22,000,000	22,000,000	Approximately 2.71	None
Yulong Securities Investment Fund	A shares	2,000,000	—	Approximately 0.25	Unknown
Shenyin & Wanguo-Citibank-UBS Limited	A shares	1,836,200	—	Approximately 0.22	Unknown
National Social Security Fund 109 Group	A shares	1,692,353	—	Approximately 0.21	Unknown
Everbright Bank of China-Taixin Strategic Open Securities Investment Fund	A shares	1,685,703	—	Approximately 0.21	Unknown
Merchants Securities-Standard Chartered-ING Bank N.V.	A shares	1,662,332	—	Approximately 0.20	Unknown
Guotai Junan-Construction Bank-The Hongkong and Shanghai Banking Corporation Limited	A shares	1,395,037	—	Approximately 0.17	Unknown
Shenyin Wanguo-HSBC-Merrill Lynch International	A shares	1,369,339	—	Approximately 0.17	Unknown

Notes:

(a) *During the Reporting Period, the controlling shareholder of the Company—GPHL applied part of its shares in the Company for debt restructuring of Guangzhou Baiyunshan Pharmaceutical Co., Ltd.("Guangzhou Baiyunshan"). The total number of shares involed was 115,440,000, among which 12,480,000 shares are intended to be transferred to Guangzhou Baiyunshan and the relevant procedures are currently being processed. There are still 102,960, 000 shares being pledged (including 65,110,000 shares which were judged to be auctioned on11 November 2005.)*

(b) *According to the information provided by HKSCC Nominees Limited, the H shares held by it were held on behalf of several clients.*

(c) *Among the top ten shareholders of the Company, GPHL is not connected with the other nine shareholders and are not persons acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholder's Shareholding in Listed Companies". The Company is not aware of any connection among the other nine shareholders, or whether they are persons acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholders' Shareholding in Listed Companies".*



INTRODUCTION OF SHAREHOLDERS *(continued)*

4. Information of the corporate shareholder holding 10% or more of the Company's total issued shares

Name of shareholder	% of shares held	Legal representative	Date of establishment	Registered capital	Business scope
GPHL	60.55%	Yang Rongming	7 August 1996	RMB1,007.7 million	To invest in and manage State-owned assets, to sell and manufacture chemical medicine, Chinese and western medicine, Chinese raw medicine, bio-tech products, medical apparatus, packing materials for pharmaceutical products, health drinks and food, hygienic materials and pharmaceutical related merchandise; to undertake medicine related import and export affairs and to develop real estate.

During the Reporting Period, the controlling shareholder of the Company is GPHL, the beneficial owner of which is the State-owned Assets Regulatory Commission of Guangzhou ("Guangzhou SARC").


Guangzhou SARC
100%
GPHL
60.55%
The Company

5. Other shareholders holding 10% or more of the Company's total issued shares

During the Reporting Period, the Company had no other shareholders holding 10% or more of the Company's total issued shares.


GPC

INTRODUCTION OF SHAREHOLDERS *(continued)*

6. **The top ten shareholders holding the listed shares of the Company as at 31 December 2005 are set out as follows:**

Shareholders	No. of listed shares held (share)	Nature of shares
HKSCC Nominees Limited	218,274,799	H shares
Yulong Securities Investment Fund	2,000,000	A shares
Shenyin & Wanguo-Citibank-UBS Limited	1,836,200	A shares
National Social Security Fund 109 Group	1,692,353	A shares
Everbright Bank of China-Taixin Strategic Open Securities Investment Fund	1,685,703	A shares
Merchants Securities-Standard Chartered-ING Bank N.V.	1,662,332	A shares
Guotai Junan-Construction Bank-The Hong Kong and Shanghai Banking Corporation Limited	1,395,037	A shares
Shenyin Wanguo-HSBC-Merrill Lynch International	1,369,339	A shares
HSBC Nominees (Hong Kong) Limited	866,000	H shares
China Construction Bank-Baokang Consumer Goods Securities Investment Fund	600,198	A shares

Notes:

(a) *According to the information provided by HKSCC Nominees Limited, the H shares held by it were held on behalf of several clients.*

(b) *The Company is not aware of any connection among the ten shareholders listed above, or whether they are persons acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholders' Shareholding in Listed Companies".*

7. **Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the Year.**

8. **During the Reporting Period, there was no change in the controlling shareholder of the Company.**

PUBLIC FLOAT

Based on the publicly available information and to the best knowledge of the Directors, the Company has maintained sufficient public float as at the latest practicable date prior to the date of this annual report.

PRE-EMPTIVE RIGHTS

According to the Articles of Association of the Company and the laws of the PRC, there is no pre-emptive right, which would oblige the Company to issue new shares to existing shareholders on a pro-rata basis.



Directors, Supervisors, Senior Management and Staff

I. PROFILES OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

Mr. Yang Rongming, aged 52, Chairman of the Company, is a postgraduate and currently the Chairman and General Manager of GPHL. Mr. Yang started his career in October 1970 and served as vice factory manager of Guangzhou Monosodium Glutmate and Food Factory, Deputy General Manager of Guangzhou Ao Sang Monosodium Glutmate & Food Co., Ltd, Director and General Manager of Guangzhou Eagle Coin Enterprises Group Corporation, Chairman and General Manager of Guangzhou Zhujiang Brewery Group Co., Ltd and Chairman of Guangzhou Zhujiang Brewery Co., Ltd. Mr. Yang is also Director of Guangzhou Xingqun Pharmaceutical Co., Ltd. ("Xingqun Pharmaceutical"), Guangzhou Zhongyi Pharmaceutical Company Ltd. ("Zhongyi Pharmaceutical") and Guangzhou Pharmaceutical Corporation ("Pharmaceutical Corporation") and Chairman of Guangzhou Pharmaceutical Soccer Club Co., Ltd. Mr. Yang has extensive experience in business management and sales and marketing.

Mr. Zhou Yuejin, aged 48, is the Vice Chairman of and Senior Manager of the Capital Operation Department of the Company. Mr. Zhou obtained a Bachelor degree of Industrial Study and a Master degree in Economics, and is qualified as a Senior Economist and a Certified Pharmacist. He joined GPHL in 1975. He was the supervisor of the business department of, assistant to the factory manager of, vice factory manager of and factory manager of Guangzhou Hejigong Pharmaceutical Co., Ltd., Director and Vice General Manager of Po Lian Development Co., Ltd, and General Manager of the Company. Mr. Zhou is also a Director of Wanglaoji Pharmaceutical and a Director of Golden Eagle Asset Management Co., Ltd. He has extensive experience in business management and investment.

Mr. Xie Bin, aged 48, an economist with a Master degree in science, is the Director and General Manager of the Company. Mr. Xie commenced working since August 1974 and served as the factory manager of Guangzhou Baiyunshan Chinese Medicine Factory and Guangzhou Baiyunshan Pharmaceutical Manufacturing General Factory, Deputy General Manager, General Manager and Director of Guangzhou Baiyunshan. He is also Vice Chairman of Wanglaoji Pharmaceutical, Manager of Guangzhou Chinese Medicine Corporation ("Chinese Medicine Corporation"), Chairman and General Manager of Zhongyi Pharmaceutical, Director of Xingqun Pharmaceutical, Pharmaceutical Corporation and Guangzhou Pharmaceutical Soccer Club Co., Ltd. Mr. Xie has been the General Manger of the Company since November 2004 and the Director of the Company since June 2005. Mr. Xie has extensive experience in enterprise management, sales and marketing.

Mr. Feng Zansheng, aged 55, a Director of the Company, joined GPHL in 1970. He graduated from Guangzhou Medical College in 1977 with a Diploma in Medical Treatment. Mr. Feng is the Chairman and General Manager of Pharmaceutical Corporation, and Vice Chairman of the Chinese Medical Commerce Association. He is also an executive member of Guangdong Medical Society and Vice Commissioner of Trading Specialty.


GPC

I. PROFILES OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT *(continued)*

Independent Non-executive Directors

Mr. Wu Zhang, aged 48, has been an Independent Non-executive Director of the Company since 2000. Mr. Wu is currently the Chairman of Guangzhou Securities Co., Ltd and an independent director of Guangzhou Zhujiang Industrial Co., Ltd. Mr. Wu received a Master degree in Business Administration from Murdoch University in Australia and has a strong theoretical knowledge in economics and finance and sound experience in securities management. He served as the General Manager of Guangzhou Yue Yin Finance Development Company, Deputy Managing Director of Hong Kong Yue Xiu Finance Co., Ltd and Hong Kong Yue Xiu Securities Co., Ltd., and Chairman of Golden Eagle Asset Management Co., Ltd.

Mr. Wong Hin Wing, aged 43, has been an Independent Non-executive Director of the Company since March 2004. Mr. Wong holds a Master's degree in Executive Business Administration from the Chinese University of Hong Kong. He is a fellow member of the Hong Kong Institute of Certified Public Accountants, the Hong Kong Institute of Directors, the Association of Chartered Certified Accountants, as well as a member of the American Institute of Certified Public Accountants. He is also a fellow member of the Institute of Chartered Secretaries and Administrators and a member of the Securities Institute in the United Kingdom. Mr. Wong is currently the managing director and Responsible Officer of Legend Capital Partners Inc., a licensed corporation under the Securities and Futures Ordinance. He has over 22 years of experience in accounting, finance, investment management and advisory. Mr. Wong had worked with an international audit firm for four years and was the chief financial officer of a listed public company for seven years. He is also a director of Aeon Credit Service (Asia) Company Limited.

Mr. Zhang Heyong, aged 66, has been an Independent Non-executive Director of the Company since March 2004. Mr. Zhang graduated from the Medical Science Department of Shanghai Medical University, and is currently the consultant of the State Foods and Medicine Supervisory and Administration, Counsellor of State Council, Chairman of the China OTC Medicine Association, Chairman of the Association of China Medicine Quality Control, Chairman of the Association of China Medicine Packaging and Chairman of the Association of China Medicine Packaging Equipment Industry. Mr. Zhang has extensive experience in the pharmaceutical industry.

Supervisors

Mr. Chen Canying, aged 56, Chairman of the Supervisory Committee of the Company, joined GPHL in 1973. Mr. Chen graduated from Guangzhou Administration College in 1985. He is also Chairman of the Labor Union of GPHL and the Company, and a Director of Guangzhou Huan Ye Pharmaceutical Co., Ltd ("Huan Ye Pharmaceutical"). Mr. Chen is also an executive member of the Guangzhou Entrepreneurs Association, a member of the Editorial Committee of the "Chinese Medicine Affairs Paper", and an executive member of the Chinese Medicine Economic Research Association.

Mr. Ouyang Qiang, aged 44, an intermediate economist, has been a Supervisor of the Company since March 2004. He is the senior manager of the Human Resources Department of the Company. Mr. Ouyang graduated from Guangzhou Administration College and was awarded a diploma by the Economics Management University in 2000. He joined GPHL in 1999 and served as the deputy head and the head of the Administration Department of GPHL.



I. PROFILES OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT *(continued)*

Supervisors *(continued)*

Mr. Zhong Yugan, aged 49, has been a Supervisor of the Company since March 2004. Mr. Zhong graduated from the Business Economics Department of Beijing Business College in 1982 and was awarded a Bachelor of arts in economics. He studied abroad in the University of 契里爾 • 麥托蒂 in the former Yugoslavia. Mr. Zhong is currently the Head of the Business Administration Faculty in the Guangdong Business College, the professor of management studies and the tutor of Master degree postgraduates. He is also the Vice Chairman of the Association of Marketing Research of China higher institutes, Deputy General Secretary of the Association of China Marketing Study, committee member of academic work of the Association of China International Public Relations, the Vice Chairman of the Guangdong Provincial Business Economics Association and the executive member of the Guangdong Provincial Public Relations Association. Mr. Zhong has extensive experience in the fields of marketing and sales, strategic decision-making and corporate management.

Senior Management

Mr. He Shuhua, aged 49, Deputy General Manager and Company Secretary of the Company, joined GPHL in 1982. He graduated from Zhong Shan University in 1982 with a Bachelor degree in Biology. In 1995, he obtained a Master degree in Statistics from the same university. He is also Chairman of Guangxi Yingkang Pharmaceutical Co., Ltd. ("Guangxi Yingkang"), Director of Guangzhou Hanfang Contemporary Medicine Research and Development Co., Ltd ("Guangzhou Hanfang") and China Pharmaceutical Group Co., Ltd, an executive member of Guangdong Statistics Society and a representative of the 12th Guangzhou Municipal People's Congress. Mr. He has been the Company Secretary of the Company since 1997, Deputy General Manager of the Company since September 2001, and served as the Director of the Company from 1 November 2004 to 27 April 2005. He has extensive experience in business management and sales and marketing.

Mr. Su Guangfeng, aged 42, Deputy General Manager of the Company with bachelor degree in industrial studies. Mr. Su joined Guangzhou Baiyunshan in 1987 and served as the Deputy Chief of Operating Department of Guangzhou Baiyunshan and Deputy Plant Head of Guangzhou Baiyunshan Chinese Medicine Factory. He has been the Chairman and General Manager of Xingqun Pharmaceutical since January 2005, and the Deputy General Manager of the Company since June 2005. Mr. Su has extensive experience in enterprise management, sales and marketing.

Mr. Chen Binghua, aged 40, an accountant with a Master degree in administration, is the Financial Controller and Senior Manager of the Finance Department of the Company. Mr. Chen was General Manager of Shanghai Pudong Xidi Co., Ltd (上海浦東希迪有限公司), General Finance Manager of China Foreign Trade Development Company and Financial Chief of O-NET Communications Ltd.. He is also a Director of Guangzhou Bai Di Bio-technology Co., Ltd.("Guangzhou Bai Di"), Director and Financial Controller of Guangxi Yingkang and Supervisor of China Pharmaceutical Group Co., Ltd. He has been Senior Manager of the Finance Department of the Company since 2002 and the Financial Controller of the Company since December 2005. Mr. Chen has extensive experience in accounting and financial management.


GPC

II. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S INTERESTS IN SHARES (A SHARES) DURING THE REPORTING PERIOD

Name	Position	Shares held as at 1 January 2005	Shares held as at 31 December 2005
Yang Rongming	Chairman	—	—
Zhou Yuejin	Vice Chairman	28,900	28,900
Xie Bin	Director (appointed on 30 June 2005) and General Manager	1,000	1,000
Feng Zansheng	Executive Director	—	—
Wu Zhang	Independent Non-executive Director	—	—
Wong Hin Wing	Independent Non-executive Director	—	—
Zhang Heyong	Independent Non-executive Director	—	—
Chen Canying	Chairman of the Supervisory Committee	9,800	9,800
Ouyang Qiang	Supervisor	10,100	10,100
Zhong Yugan	Supervisor	—	—
He Shuhua	Deputy General Manager and Company Secretary	27,700	27,700
Gao Fang	Financial Controller (ceased to act on 30 November 2005)	—	—
Chen Binghua	Financial Controller (appointed on 13 December 2005)	4,800	4,800



III. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

1. As at 31 December 2005, the interests or short positions of the Directors, Supervisors and Senior Management in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which were notified to the Company and the HKEX pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be recorded in the register referred therein, or which were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") of the Rules Governing the Listing of Securities on HKEX (the "Listing Rules") to be notified to the Company and HKEX were as follows:

Directors

Name	Type of interest	Company	Number of shares
Zhou Yuejin	Personal	A shares of the Company	28,900
Xie Bin	Personal	A shares of the Company	1,000

Supervisors

Name	Type of interest	Company	Number of shares
Chen Canying	Personal	A shares of the Company	9,800
Ouyang Qiang	Personal	A shares of the Company	10,100

Senior Management

Name	Type of interest	Company	Number of shares
He Shuhua	Personal	A shares of the Company	27,700
Chen Binghua	Personal	A shares of the Company	4,800

2. Save as disclosed above, as at 31 December 2005, none of the Directors, Supervisors, Senior Management and their associates had any personal, family, corporate or other interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which would have to be notified to the Company and the HKEX pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred therein, or which were required, pursuant to the Model Code of the Listing Rules, to be notified to the Company and the HKEX.




Annual Report 2005


GPC

IV. REMUNERATION FOR THE YEAR

1. Policy on determining remuneration

The annual remuneration of Directors and Supervisors were proposed by the Board and approved at the 2003 Annual General Meeting ("AGM") at which the Board was authorized to determine the amount of remuneration and method of payment for services of the Company's Directors and Supervisors. The amount of remuneration and payment method of Senior Management were determined by the Board after taking into account of the Company's operating results and individual performance.

2. Remuneration for the Year

During the Year, the total remuneration of the Directors, Supervisors and Senior Management of the Company who received remuneration from the Company amounted to RMB1,498,000, details of which are set as follow:

Name	Remuneration received from the Company: Whether received emoluments from the Company	Remuneration received from the Company: Total emoluments for the Year *RMB' 000*	Whether received emoluments from the shareholder or connected parties
Directors			
Yang Rongming	No	—	Received remuneration from the shareholder
Zhou Yuejin	Yes	325	No
Xie Bin	Yes	197	No
Feng Zansheng	No	—	Received remuneration from the Company's subsidiary
Wu Zhang	Yes	80	No
Wong Hin Wing	Yes	80	No
Zhang Heyong	Yes	80	No
Supervisors			
Chen Canying	No	—	Received remuneration from the shareholder
Ouyang Qiang	Yes	158	No
Zhong Yugan	Yes	30	No

IV. REMUNERATION FOR THE YEAR *(continued)*

Senior Management

He Shuhua	Yes	278	No
Su Guangfeng	No	—	Received remuneration from the Company's subsidiary
Gao Fang (Note)	Yes	125	No
Chen Binghua (Note)	Yes	145	No

Notes:

(1) Mr. Gao Fang ceased to act as the Financial Controller of the Company on 30 November 2005;

(2) Chen Binghua was appointed on 13 December 2005. The yearly salary was the remuneration received as taking his original duties;

(3) Details of the emoluments of the Directors, Supervisors and Senior Management for the Year are set out in the notes to the accounts on page 178.

V. APPOINTMENT AND RESIGNATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

1. As approved at the 11th meeting of the Third Session of the Board, Mr. He Shuhua resigned on 27 April 2005 as the Director of the Company due to work reason.

2. At the Company's 2004 AGM held on 30 June 2005, Mr. Xie Bin was elected as an Executive Director of the Third Session of the Board of the Company, with a term of office commencing from the date of appointment until the date of election of the new session of the Board of the Company.

3. At the Company's 12th meeting of the Third Session of the Board held on 30 June 2005, Mr. Su Guangfeng was appointed as the Deputy General Manager of the Company, with a term of office commencing from the date of appointment until the date of election of the new session of the Board of the Company.

4. As approved at the 17th meeting of the Third Session of the Board, Mr. Gao Fang ceased to act as the Financial Controller of the Company on 30 November 2005 due to work relocation.

5. As approved at the 18th meeting of the Third Session of the Board, Mr. Chen binghua was appointed as the Financial Controller of the Company, with a term of office commencing from the date of appointment until the date of the election of the new session of the Board of the Company.


GPC

VI. DIRECTORS' AND SUPERVISORS' SERVICE CONTRACTS

Each of the present Directors and Supervisors has entered into a service contract with the Company. Details are set out as follows:

1. The respective service contracts entered into between the Company and Mr. Zhou Yuejin and Mr. Feng Zansheng as Executive Directors, Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as Independent Non-executive Directors and Mr. Chen Canying, Mr. Ouyang Qiang and Mr. Zhong Yugan as Supervisors were for a term commencing from 26 March 2004 up to the date of the election of the Fourth Session of the Board and the Supervisory Committee.

2. The service contract entered into between the Company and Mr. Yang Rongming as Executive Director was for a term commencing from 1 November 2004 up to the date of the election of the Fourth Session of the Board.

3. The service contract entered into between the Company and Mr.Xie Bin as Executive Director was for a term commencing from 30 June 2005 up to the date of the election of the new session of the Board.

4. The term of office of each Director and Supervisor of the Company commenced from the date of their respective appointments to the date of the election of the Fourth Session of the Board and the Supervisory Committee. The term shall be approximately three years. All Directors and Supervisors are eligible to offer themselves for re-election.

5. The above-mentioned service contracts with the Directors and Supervisors do not contain any provision for compensation for early termination of contract, or for failure in being re-elected after expiration of their term of office.

VII. DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the business of the Group to which the Company, its subsidiaries or its holding company was a party and in which a Director or Supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the Year or at any time during the Year.

VIII. MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISOR

During the Reporting Period, the Company had adopted Appendix 10 of the Listing Rules titled "Model Code for Securities Transactions by Directors of Listed Issuers" as the code for securities transactions by Directors and Supervisors of the Company. After making specific inquiry of all the Directors and Supervisors, the Company confirms that its Directors and Supervisors have fully complied with the standard laid down in the said rules.



IX. EMPLOYEES OF THE GROUP

As at 31 December 2005, the number of employees on the payroll register of the Group was 8,600, including:

	No. of employees
Production and supporting staff	4,309
Sales personnel	1,659
Technical, research and engineering staff	1,284
Finance and statistics staff	292
Other administrative staff	1,056

83 of the employees are holders of a master degree and 1,106 are holders of a bachelor degree. The number of retirees was 4,747. The total salary payment for the Year was approximately RMB406,000,000.

The remuneration of the employees of the Group includes salaries, bonuses and other fringe benefits. The Group applied different rates of remuneration to different employees, based on the employees' performance, experience, position and other factors and is in compliance with the relevant PRC rules and regulations.



CORPORATE GOVERNANCE

During the Reporting Period, the Company has been operating in strict compliance with the PRC Company Law (the "Company Law"), the Securities Law, the listing rules of the stock exchanges both in Shanghai and Hong Kong and other requirements set out in the relevant rules and regulations issued by the CSRC and is devoting to improving its corporate governance structure and regulating its operation. In accordance with the spirit of the Notice on Urging Listed Companies to Amend the Articles of Association (Zheng Jian Gong Si Zi [2005] No.15), the Company amended the Articles of Association, the Rules and Procedures for Shareholders' General Meetings and the Rules and Procedures for Board Meetings under the Code of Corporate Governance for Listed Companies, Regulations on Reinforcement of Protection of Interests of Public Shareholders, the amended listing rules of the stock exchanges both in Shanghai and Hong Kong and other relevant laws and regulations, combined with the actual conditions of the Company in order to further regulate its operations, improve its modern corporate system and protect the interest of the shareholders.

As required by the CSRC Notice Regarding Opinions on Improving Quality of Listed Companies approved and forwarded by State Council (Yue Fu [2005] No.127) transmitted by Guangdong Provincial Government, the Company made the investigation on itself and set up relevant measures, reporting the investigation to SASAC of Guangzhou in compliance with the spirits of the new and revised Company Law, the Securities Law and CSRC Notice Regarding Opinions on Improving Quality of Listed Companies approved and forwarded by State Council.

1. Shareholders and general meeting of shareholders

The Company is endeavored to ensuring equality among all shareholders, especially the shareholders so that they can fully exercise their rights and undertake their liabilities, and to ensure that the shareholders are informed and can participate in the important matters of the Company specified in laws, administrative regulations and the Articles of Association, and to establish an effective channel for the Company to communicate with the shareholders.

The general meeting of shareholders is the highest authority of the Company and exercises its power in accordance with the laws. It decides the important matters of the Company. The AGM of shareholders or extraordinary general meetings ("EGM") of shareholders provide a direct channel for the Board to communicate directly with the shareholders. The general meeting of shareholders is convened and held in strict compliance with the Standard Opinions on Shareholders' General Meetings issued by the CSRC and the Rules and Procedures for Shareholders' General Meetings made by the Compnay. The Company complies strictly with the relevant requirements of voting matters and voting procedures so as to safeguard the legal interests of the Company and its shareholders. The auditors and lawyers will present the meeting as witnesses. The Company encourages all shareholders to attend the meetings and welcome shareholders to speak at the meetings.

2. Relationship between the controlling shareholder and the Company

GPHL ,holding 60.55% equity of the Company, as the controlling shareholder, exercises its power and accepts its liabilities in accordance with the laws, and has not acted beyond the shareholders' meetings to interfere directly or indirectly in the Company's operations. The Company and its controlling shareholder have been working separately in areas of assets, business, organization, finance and human resources and are independent of each other. The Board, the Supervisory Committee and the internal organizations of the Company can operate independently.



CORPORATE GOVERNANCE *(continued)*

3. Directors and Board of directors

The Board is the core decision-making body in charge of the operation and management of the Company's assets. The Board is accountable to the shareholders.

The present Board is the third session since the establishment of the Company. It consists of 7 members, of which there are 4 Executive Directors and 3 Independent Non-executive Directors. Each Director has a term of office commencing from 26 March 2004 or the date of their respective appointments to the date of election of a new session of the Board.

Directors shall be elected or removed by general meeting of shareholders, at which a cumulative voting system is adopted for the election of directors. Directors are eligible for re-election upon expiration of their term of office. All Independent Non-executive Directors are independent persons, and are not connected with the Company and its substantial shareholders. Their terms of office shall not exceed six years consecutively.

The role of Chairman and General Manager of the Company are performed by separate persons with clear division of responsibilities. The Board is presided over by the Chairman, who is in charge of the routines of the Board and the examination of the carrying out of the resolutions passed at Board meetings. General Manager works under the leadership of the Board. The principal responsibilities of the General Manager include management of the Company's daily operations and implementation of the resolutions passed at the Board.

Members of the Board have different industry backgrounds, having expertise and substantial experience in areas of business management, accounting, finance, pharmaceutics and investment planning.

Currently, the Company has 3 Independent Non-executive Directors, representing more than 1/3 of the total members of the Board. All the Independent Non-executive Directors of the Company are familiar with the rights and obligations of directors and independent non-executive directors of listed companies. During the Reporting Period, the Independent Non-executive Directors attended Board meetings and general meetings of shareholders in a careful, responsible and active manner. They have done a lot of work on improving the Company's corporate governance and material decision-making, and have expressed impartial and objective opinions on relevant matters, thus effectively safeguarding the interests of the shareholders. All of the 3 Independent Non-executive Directors of the Company are members of the special committees formed under the Board.

During the Year of 2005, seven Board meetings have been convened, at which the investment projects, connected transactions and financial matters of the Group were discussed. Effective discussions and prudent decisions were made at such meetings. During the Reporting Period, the Independent Non-executive Directors of the Company expressed no dissenting views to the Board resolutions and matters other than Board resolutions of the Company for the Year. All the Directors of the Company can obtain from the Company Secretary timely statutory and regulatory regulations that directors of listed companies must be abided by and other relevant information and updates related to continuing obligations to ensure that the Directors understand their duties and that the procedures of Board meeting be implemented and complied with appropriately. The Directors and the special committees of the Board are both entitled within the scope of their powers to engage the services of independent professional institutions for performing their duties or when need arise business. The Company shall bear the reasonable cost incurred thereof.


GPC

CORPORATE GOVERNANCE *(continued)*

3. Directors and Board of directors *(continued)*

Independence of the Independent Non-executive Directors

The Board confirmed that it has received from each of the Independent Non-executive Directors a confirmation letter in regards to his independence pursuant to Rule 3.13 of the Listing Rules of the HKEX. The Board considers the existing Independent Non-executive Directors to be independent persons and are in compliance with the relevant provisions of Rule 3.13 of the Listing Rules of the HKEX.

During the Reporting Period, the Group had not made any loan or provided any guarantee for any loan, directly or indirectly, to the Directors, Supervisors and Senior Management of the Company, the Company's controlling shareholder or its respective connected persons.

Special Committees of the Board

(1) Audit Committee

In August 1999, the Company established the Audit Committee. Its principal responsibilities include: review and monitor the quality, quantity and procedure of the Group's financial reporting; review the completeness and effectiveness of the Company's internal control system; consider the appointment of independent auditors and co-ordinate and review the efficiency and quality of their work.

The Audit Committee now comprises Mr. Wong Hin Wing (Head of the Committee), Mr. Wu Zhang and Mr. Zhang Heyong. All three of them are Independent Non-executive Directors of the Company and is in compliance with the relevant requirements. The term of office of the members of the Audit Committee commences from the date of their appointment to the date of election of the new session of the Board. During the Year, the Audit Committee has convened three meetings, which were chaired by Mr. Wong Hin Wing. All of the committee members have attended each meeting.

All the resolutions passed at the Audit Committee meetings were recorded and filed in accordance with the relevant rules.

The followings are the major work completed by the Audit Committee during the Year:

- Review the annual, interim and quarterly results announcements and financial reports of the Company, and management proposals issued by the external auditors and the reply from our management thereto;
- Review matters related to the accounting policies and accounting practices adopted by the Group;
- Assist the Board to make independent evaluation of the effectiveness of the financial reporting procedure and the internal control system of the Group; and
- Give advice on the material matters of the Company or remind management of relevant risks.



CORPORATE GOVERNANCE *(continued)*

3. Directors and Board of directors *(continued)*

Special Committees of the Board *(continued)*

(2) Investment Management Committee

In February 2001, the Company established the Investment Management Committee. Its principal responsibilities are to examine and review the strategic development of the Company, formulate strategic plans and control significant capital operations, assets operations and the execution of the investment items.

The Investment Management Committee now comprises Mr. Yang Rongming (Head of the Committee), Mr. Zhou Yuejin, Mr. Xie Bin and Mr. Feng Zansheng, all of whom are Executive Directors. The term of office of the members of the Investment Management Committee commences from the date of their respective appointments to the date of election of the new session of the Board. During the Year, the Investment Management Committee has convened one meeting, at which the investment projects and investment proposals were considered. All of the committee members have attended each meeting.

(3) Remuneration and Evaluation Committee

In February 2002, the Company established the Remuneration and Evaluation Committee. Its principal responsibilities are to consider or formulate the remuneration policies and incentive mechanism and their implementation, and to give proposals on the performance assessment, appointment and removal and nominations of Directors and Senior Management.

The Remuneration and Evaluation Committee now comprises of two Executive Directors, Mr. Yang Rongming and Mr. Zhou Yuejin, and three Independent Non-executive Directors, Mr. Wu Zhang (Head of the Committee), Mr. Wong Hin Wing and Mr. Zhang Heyong. The term of office of the above members commences from the date of their respective appointments to the date of election of the new session of the Board.

Performance of duties by Independent Non-executive Directors

During the Reporting Period, the Independent Non-executive Directors of the Company worked diligently, attended meetings of the Board punctually, expressed their independent views on the connected transactions made during the Reporting Period and discharged their duties as Independent Non-executive Directors seriously.

(1) Attendance of Board meetings by Independent Non-executive Directors

Name	Meetings supposed to attend	Meetings attended in person (times)	Meetings attended by proxy (times)	Absence (times)	Remarks
Wu Zhang	7	7	/	/	/
Wong Hin Wing	7	7	/	/	/
Zhang Heyong	7	7	/	/	/

(2) Dissenting views expressed by Independent Non-executive Directors to matters related to the Company

During the Reporting Period, the Independent Non-executive Directors of the Company expressed no dissenting views to the Board resolutions and other matters other than Board resolutions of the Company for the Year.


GPC

CORPORATE GOVERNANCE *(continued)*

4. Supervisory Committee

The Supervisory Committee in accordance with the law executed their supervision power to safeguard the lawful interests of the shareholders, the Company and employees. The number and composition of the Supervisory Committee of the Company comply with the relevant laws and regulations. During the Year, three meetings were held by the Supervisory Committee. All members of the Supervisory Committee attended all the meetings to monitor the Company' financial condition and the legitimacy of performance of the Company's Directors and Senior Management on behalf of the shareholders. They also attended all the meetings of the Board and discharged their duties seriously.

5. Other interested parties

The Company respected and safeguarded the interests of the interested parties and realized the balance of interests among the shareholders, employees and the society so as to mutually promote the sustainable and sound development of the Company.

6. Information disclosure and management of relationship with investors

The Company delegated the Company Secretary with the responsibility for the Company's information disclosure, handling company visits and enquiries from shareholders and investors, responding to correspondence from shareholders in a timely manner. The Company designated Shanghai Securities in the Mainland and Hong Kong Economic Times and The Standard in Hong Kong to publish the Company's information. The Company continued to disclose information in a truthful, accurate, comprehensive and timely manner in strict compliance with the relevant rules and regulations and the Code of Information Disclosure formulated by the Company. The Company also ensures that all shareholders have fair access to information relating to the Company.

SEPARATION OF BUSINESS, HUMAN RESOURCES, ASSETS, ORGANIZATION AND FINANCIAL ARRANGEMENT FROM THE CONTROLLING SHAREHOLDER

1. Separation of business: the Company operates with an extensive business scope that is independent from its controlling shareholder.

2. Human resources: The Company maintains independency in areas of staffing, personnel and payroll management. The General Manager, Deputy General Manager, Company Secretary, Financial Controller, and other senior executives of the Company are remunerated by the Company.

3. Assets: The Group is equipped with an independent production system, a supplementary production system and related facilities. It also has its own independent purchases and sales systems. There are currently 36 trademarks used by the Group, the titles of which are vested with GPHL, the controlling shareholder of the Company. The Company has entered into an agreement with GPHL in relation to the use of trademarks. In addition, the Company owns 4 trademarks, the registrations of which are still valid.

4. Organization: The Company has its own independent and comprehensive organizational structure. The Board, the Supervisory Committee and other departments are operating independently and autonomously. Further, they possess independent decision-making mechanisms and complete production unit. There does not exist any supervisory or reporting relationships with the functional departments of the controlling shareholder of the Company.

5. Finance: The Company has established an independent finance department, has set up an independent accounting system and has formulated an independent financial management policy. The Company has maintained separate bank accounts and paid tax independently.



Summary of the Shareholders' Meetings

During the Reporting Period, one AGM and one EGM have been convened, details of which are set out as follows:

Session and number of meeting	Convening date	Newspapers for publication of the resolutions and disclosure publication date
2004 AGM	30 June 2005	The resolutions were published on Shanghai Securities in the PRC on 1 July 2005, Hong Kong Economic Times and The Standard in Hong Kong on 4 July 2005 respectively.
the first EGM of 2005	16 September 2005	The resolutions were published on Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong on 19 September 2005 respectively.


Annual Report 2005

(Unless otherwise stated, the financial data contained in this report is extracted from the Group's financial statements prepared in accordance with the PRC Accounting Standards and Systems.)

MANAGEMENT DISCUSSION AND ANALYSIS

(I) Business Scope and Analysis of Operations

1. Scope of business

The Group is principally engaged in (1) the manufacture and sales of Chinese Patent Medicine ("CPM"); (2) wholesale, retail, import and export of western and Chinese pharmaceutical products and medical apparatus; and (3) research and development of natural medicine and biological medicine.

2. Analysis of operating results

(1) Review of operating results

During the Reporting Period, the Group has taken the following measures: (i) it strengthened the monitoring and management of the operations of its subsidiaries and actively participated in their material decision-making process in relation to their operations to seek to improve the operations and efficiency of the subsidiaries; (ii) it focused on expanding the markets outside the province following the consolidation of the markets in southern China, expedited the construction of networks of end-markets by aggressively expanding the distribution networks outside the province and exploring end-markets such as key hospitals, retail pharmacies, communities and rural areas and increasingly built up professional reputation as well as improved the consolidation and integral influence of GPC in the market; (iii) it facilitated the process of resource integration and uniformity operation within the Group by focusing on a centralised purchasing of traditional Chinese medicine, raw materials in large bulks, packaging material, materials for import and advertisement and strengthening the business cooperation between the industrial and commercial businesses within the Group and enlarging the market share of the Group's products by leveraging on the advantages of wholesale and retail networks of the Group's Trading Operations; and (iv) it expedited the construction of technology platform of the Group, and facilitated the research and development of new products and application of new technologies. Through the implementation of these measures, the Group achieved a good result. During the Reporting Period, a significant growth was recorded in the operating results of the Group, and the highest record level since its establishment was achieved.

According to the Group's consolidated financial statements for the Year prepared under the PRC Accounting Standards and Systems, the turnover of the Group was approximately RMB 9,026,340,000, representing an increase of 17.10% over that of 2004. Profit before tax was approximately RMB 306,741,000, representing an increase of 82.97% over that of 2004. Net profit was approximately RMB 184,482,000, representing an increase of 233.65% over that of 2004. According to the Group's financial statements for the Year prepared under HK GAAP, the Group's turnover amounted to approximately RMB9,026,340,000, representing an increase of 17.07% over that of 2004. Profit before income tax was approximately RMB315,493,000, representing an increase of 95.14% over that of 2004, and profit attributable to equity holders of the Company was approximately RMB197,804,000, representing an increase of 361.84% over that of 2004.



MANAGEMENT DISCUSSION AND ANALYSIS *(continued)*

(I) Business Scope and Analysis of Operations *(continued)*

2. Analysis of operating results *(continued)*

(1) Review of operating results *(continued)*

An analysis of the Group's turnover and profit from principal activities for the Year is set out as follows:

	Turnover		Profit from principal activities	
	Under PRC Accounting Standards and Systems	Under HK GAAP	Under PRC Accounting Standards and Systems	Under HK GAAP
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Principal activities:				
Manufacturing	2,141,675	2,141,675	1,098,097	1,116,452
Trading, including:				
Wholesale	6,345,288	6,345,288	352,402	357,617
Retail	318,669	318,669	63,185	64,197
Import and export	220,708	220,708	15,068	15,100
Sub-total	6,884,665	6,884,665	430,655	436,914
Total	9,026,340	9,026,340	1,528,752	1,553,366

Geographical analysis of sales arising from the manufacturing operations (the "Manufacturing Operations") and trading operations (the "Trading Operations") under the PRC Accounting Standards and Systems is set out as follows:

	Manufacturing		Trading			
Region	Turnover	Percentage of the manufacturing turnover	Turnover	Percentage of the trading turnover	Consolidated	Percentage of the total turnover
	RMB'000	*(%)*	*RMB'000*	*(%)*	*RMB'000*	*(%)*
Southern China	1,264,923	59.06	6,010,447	87.30	7,275,370	80.60
Eastern China	349,441	16.31	283,621	4.12	633,062	7.02
Northern China	202,533	9.46	123,615	1.80	326,148	3.61
North-Eastern China	127,986	5.98	70,564	1.02	198,550	2.20
South-Western China	122,516	5.72	226,351	3.29	348,867	3.86
North-Western China	70,275	3.28	68,008	0.99	138,283	1.53
Exports	4,001	0.19	102,059	1.48	106,060	1.18
Total	2,141,675	100.00	6,884,665	100.00	9,026,340	100.00

MANAGEMENT DISCUSSION AND ANALYSIS *(continued)*

(I) Business Scope and Analysis of Operations *(continued)*

2. Analysis of operating results *(continued)*

(2) Chinese Patent Medicine manufacturing business

According to the Group's consolidated financial statements for the Year prepared under the PRC Accounting Standards and Systems, turnover of the Manufacturing Operations for the Year was RMB2,141,675,000, representing an increase of 11.60% over that of 2004. Total profit was RMB216,380,000, representing an increase of 20.00% over that of 2004, and net profit was RMB120,209,000, representing an increase of 27.60% over that of 2004. According to the Group's financial statements for the Year prepared under HK GAAP, turnover of the Manufacturing Operations for the Year was RMB2,141,675,000, representing an increase of 11.60% over that of 2004. Profit before income tax was RMB230,502,000, representing an increase of 29.51% over that of 2004, and profit attributable to equity holders of the Company was RMB136,761,000, representing an increase of 56.34% year-on-year. Both sales income and profit before income tax for the Manufacturing Operations reached the highest record level.

During the Reporting Period, the Group has taken the following measures in its Manufacturing Operations:(i) it continued to improve the promotion and marketing in its major products such as Xiao Ke Wan, Hua Tuo Zai Zao Wan, Xia Sang Ju, the series of Wang Lao Ji Liang Cha and the series of Pan Gao Shou Cough and phlegm clearing and enhanced abilities of the sales team, as well as further strengthened the marketing and promotion of products so as to expand the market share of its products; (ii) it aggressively expanded distribution network and explored hospitals, communities and other retail markets and further developed the markets in rural and out of the province. During the Year, GPC and its subsidiaries have held several large meetings for association and products introduction in cities including Chengdu, Wuhan, Xi'an, Shenyang, Zhengzhou and Zhuhai, respectively, strengthening the connections and communications between companies and distributors, improving the corporate identity and brand popularity as well as expanding geographic coverage of sales of products.

Through the implementation of the aforesaid measures, there were 36 products whose sales income exceeded RMB10 million during the Year, of which annual sales income exceeding RMB100 million included Xiao Ke Wan, Hua Tuo Zai Zao Wan, Xia Sang Ju and the series of Wang Lao Ji Liang Cha, the annual sales income of 17 products ranged from RMB30 million to RMB100 million and the annual sales income of 15 products ranged from RMB10 million to RMB30 million. The sales income for the Year of certain key products such as Xia Sang Ju, Wang Lao Ji Liang Cha, Throat, spleen and intestine pills, She Dan Chuan Bei Pi Pa Gao and Zhi Ke Chuan Bei Pi Pa Lu increased significantly by 28.78%,117.49%,46.53%,42.70% and 33.56% respectively as compared with 2004.

For the Reporting Period, sales of cough and phlegm clearing medicine, diabetes curing medicine, gastric medicine and arthritis curing medicine for the Manufacturing Operations increased by 35.51%, 16.64%, 8.18% and 16.63% as compared with the previous year, respectively.



MANAGEMENT DISCUSSION AND ANALYSIS *(continued)*

(I) Business Scope and Analysis of Operations *(continued)*

2. Analysis of operating results *(continued)*

(2) Chinese Patent Medicine manufacturing business *(continued)*

Analysis of sales of major products is as follows:

Products	Turnover for 2005 *RMB'000*	Gross profit for 2005 *RMB'000*
Heat clearing and anti-toxic	496,761	240,223
Diabetes curing	406,503	269,337
Cough and phlegm clearing	254,180	144,198
Arthritis curing	244,004	152,540
Gastric	99,166	45,325
Others	641,061	264,811

During the Year, the Group continued to accelerate the construction of technology platforms and to strengthen the research and development of new products. In 2005, there was six new medicine that obtained approvals on production and five obtained the approvals on clinical research. Recently, the principal project of our national projects research centre for modernizing the process of extracting and separating Chinese medicine has officially been finalized and put into use. This will certainly become the research development platform for modern Chinese medicine and extraction technology of the Group.

(3) Pharmaceutical trading business, including wholesale, retail, import and export

According to the consolidated financial statements prepared in accordance with PRC Accounting Standards and Systems, turnover of the Group's Trading Operations for the Year was about RMB6,884,665,000, representing an increase of 18.92% over that of the previous year. Gross profit was about RMB90,361,000, representing an increase of 813.10% year-on-year, and net profit was RMB64,273,000, representing an increase of 265.14% year-on-year. According to the consolidated financial statements prepared in accordance with HK GAAP, the turnover of the Group's Trading Operations this year was about RMB6,884,665,000, representing an increase of 18.92% over that of the previous year. Profit before income tax was about RMB84,991,000, representing an increase of 621.35% year-on-year, and profit attributable to equity holders of the Company was RMB61,043,000, representing an increase of 236.72% year-on-year.

During the Reporting Period, the Trading Operations mainly focused on the following aspects: (i) they actively sought and developed featured products with promising market prospect, and tried to expand sales of branded products in the market; (ii) they expedited the process of resource integration within the Group, and facilitated the purchases, supplies and services of traditional Chinese medicine, raw materials in large bulks and imported materials; (iii) they strengthened the business cooperation with the manufacturing subsidiaries of the Group and made full advantages of marketing networks of the Trading Operations in order to expand the sales of the produts for the Group.

During the Reporting Period, the number of new customers of the Trading Operations increased by 694 and products with exclusive distribution rights grew by 22 types. As at 31 December 2005, the Group had 161 chain pharmacies, including 87 "Cai Zhi Lin" which specializes in traditional chinese medicine and 73 "Jian Min" which specializes in chemical medicine as well as one pharmacy named Ying Bang.


GPC

MANAGEMENT DISCUSSION AND ANALYSIS *(continued)*

(I) Business Scope and Analysis of Operations *(continued)*

2. Analysis of operating results *(continued)*

(3) Pharmaceutical trading business, including wholesale, retail, import and export *(continued)*

Details of operation and results of the Company's subsidiaries

Name	Major products and business nature	Percentage of direct holding by the Company (%)	Sales income for the Year RMB'000	Profit for the Year RMB'000	Net profit for the Year RMB'000	Total assets as at the end of the Year RMB'000	Net assets as at the end of the Year RMB'000
Xing Qun Pharmaceutical	Manufacturing of CPM such as Xia Sang Ju	88.99	273,482	45,056	27,167	307,193	215,885
Zhong Yi Pharmaceutical	Manufacturing of CPM such as Xiao Ke Wan	90.36	569,932	103,266	68,728	519,303	384,622
Guangzhou Chen Li Ji Pharmaceutical Factory	Manufacturing of CPM such as Wu Ji Bai Feng Wan	100.00	222,418	38,098	24,040	277,709	222,749
Guangzhou Qi Xing Pharmaceutical Co., Ltd	Manufacturing of CPM such as Hua Tuo Zai Zhao Wan	75.00	352,632	47,501	34,056	279,548	143,258
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd	Manufacturing of CPM such as Qing Re Xiao Yan Ning	88.40	159,438	2,094	1,967	164,891	105,802
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd	Manufacturing of CPM such as Mi Lian Chuan Bei Pi Pa Gao	87.77	240,918	12,623	6,605	271,481	182,370
Wanglaoji Pharmaceutical	Manufacturing of CPM such as Bao Ji Wan	48.0465	244,701	35,015	32,346	193,783	167,311
Huan Ye Pharmaceutical	Manufacturing of phytochemical medicine	59.70	34,515	469	252	42,944	24,270
Guangxi Yingkang	Manufacturing of CPM such as Hua Tuo Feng Tong Bao	51.00	17,868	(7,338)	(7,119)	44,908	31,880
Guangzhou Bai Di	Research and development and manufacturing of bio-tech medicine	95.69	1,316	(8,392)	(8,392)	66,765	60,126
Guangzhou Hanfang	Research and development and manufacturing of CPM	70.04	2,929	(13,252)	(13,252)	138,732	97,371
Guangzhou Pharmaceutical Corporation	Sales of chemical pharmaceutical products and medical apparatus	90.09	6,436,780	68,735	47,742	2,238,874	436,834
Guangzhou Chinese Medicine Corporation	Sales of Chinese raw medicine and CPM	100.00	789,797	6,602	5,799	353,704	20,122
Guangzhou Pharmaceutical Import & Export Corporation	Import and export of TCM and chemical medicine	100.00	305,427	3,055	1,603	122,968	23,070
Guangzhou Guangyao Ying Bang Marketing Co., Ltd	Sales of Chinese raw medicine, CPM and materials	51.00	204,540	2,592	1,574	36,805	7,658
Total			9,856,693	336,124	223,116	5,059,608	2,123,328

None of the Group's invested companies derived to the Group of any investment income, which equals to 10% or more of the Group's net profit.



MANAGEMENT DISCUSSION AND ANALYSIS *(continued)*

(I) Business Scope and Analysis of Operations *(continued)*

2. Analysis of operating results *(continued)*

(4) Major customers and suppliers

During the Year, purchases of goods and services from the 5 largest suppliers amounted to RMB1,185,063,000 representing approximately 15.12% of the total purchases. The purchases from the largest supplier amounted to RMB315,546,000 representing 4.02% of the total purchases. Goods and services sold to the 5 largest customers amounted to RMB572,598,000, representing 6.34% of the total sales. Sales to the largest customer amounted to RMB181,446,000, representing 2.01% of the total sales of the Group.

To the knowledge of the Board, none of the Directors, their associates or shareholders holding more than 5% of the Company's total issued share capital had any interest in any of the 5 largest suppliers or customers noted above.

(II) The situation of the Company's Investments

1. Use of net proceeds from the issue of A shares during the Reporting Period

The Company issued 78,000,000 A shares at the issue price of RMB9.80 per share in the PRC on 10 January 2001. The net proceeds raised from the issue of A shares was RMB737,990,000. As at 31 December 2005, an aggregate of RMB682,140,000 of the net proceeds from the issue of A shares were utilised. The remaining unused proceeds amounting to RMB55,850,000 are currently placed as bank deposits or used as working capital. The Company will gradually utilise the funds according to the requirement of the projects.


GPC

MANAGEMENT DISCUSSION AND ANALYSIS *(continued)*

(II) The situation of the Company's Investments *(continued)*

2. As at 31 December 2005, the use of proceeds from the issue of A shares was in line with the undertakings made in the prospectus for the issue of A shares. Details of the application of the proceeds are set out as follows:

Category	Projects	Budgeted injection from the proceeds *RMB'000*	Accumulated amount injected for the Year *RMB'000*	Stage of completion %
Projects for the technology upgrade and industrialization of new products				
Pills	Xiao Ke Wan upgrade	29,800	29,800	100
	Bao Ji Wan upgrade	11,000	11,000	100
	Industrilisation of Wei Re Qing	29,000	24,580	88
	Automation of pill production	11,000	11,000	100
	Technology upgrade of Hua Tuo Zai Zao Wan	17,000	17,000	100
	Technology upgrade of throat, spleen and intestine pills	29,100	22,160	85
Syrup	Technology upgrade for syrup production	29,500	29,500	100
	Industrialisation of Ke Gan Li Yan Syrup	19,600	19,600	100
Granules	Technology upgrade of Xu Han Ting Granules	12,000	12,000	100
	Automation of granules upgrade	29,900	29,900	100
	Technology upgrade of flu granules for children	23,000	23,000	100
Tablets	Industrilisation of Fu Yan Xiao Solutable Tablets	29,500	23,790	84
	Technology upgrade of spleen, intestine and pimples tablets	17,800	17,800	100
	Technology upgrade of syrup workshops	29,500	29,500	100
	Technology upgrade of suppository workshops	12,000	12,000	100
Industrialization foundations				
Modernisation of extraction and purification technology		29,900	29,900	100
Critical purification of CO2 technology foundation		29,900	29,900	100
Trading				
Expansion of chained pharmacies				
Jian Min		89,300	88,840	100
Cai Zhi Lin		59,500	29,190	68
Logistics centre upgrade		20,000	20,000	100
ERP upgrade for the Trading Operations		20,000	16,220	85
Bio-tech research centre		80,000	75,770	95
Additional working capital		76,690	79,690	100
Total		737,990	682,140	

Note: The net proceeds from the issue of A shares were approximately RMB737,990,000. The portion exceeding the budgeted proceeds amounted to RMB29,690,000 was used as additional working capital.


GPC

MANAGEMENT DISCUSSION AND ANALYSIS *(continued)*

(II) The situation of the Company's Investments *(continued)*

2. As at 31 December 2005, the use of proceeds from the issue of A shares was in line with the undertakings made in the prospectus for the issue of A shares. Details of the application of the proceeds are set out as follows: *(continued)*

   (1) Explanatory note on return on projects and delay in completion of certain projects

   During the Reporting Period, additional sales and gross profit from the completed projects mentioned above amounted to RMB3,068,440,000 and RMB446,440,000 respectively.

   Among these, the expansion of chain pharmacies had slowed down as a result of keen competition in the domestic pharmaceutical market.

   (2) As at the end of the Reporting Period, there was no change in the actual application of the proceeds and the proposed use of the proceeds from the issue of A shares as disclosed in the undertakings made in the prospectus for the issue of A shares.

3. Other investments during the Reporting Period

   On 1 August 2005, the Company and other shareholders of Guangzhou Bai Di, its subsidiary, entered into an Agreement for Increase in Capital, whereby the Company should increase its investment in Guangzhou Bai Di of RMB13,500,000. Upon the completion of such increase, the Company's equity interests in Guangzhou Bai Di increased to 95.69%.

(III) Financial Conditions

1. Financial conditions of the Group

   Prepared in accordance with PRC Accounting Standards and Systems

Items	**2005** *RMB'000*	2004 *RMB'000*	Change *(%)*
Total assets	**5,098,095**	5,182,878	(1.64)
Shareholders' funds	**2,621,437**	2,440,230	7.43
Profit from principal activities	**1,528,752**	1,372,489	11.39
Net profit	**184,482**	55,292	233.65
Net increase / (decrease) in cash and cash equivalents	**(263,842)**	64,386	(509.78)

   Prepared in accordance with HK GAAP

Items	**2005** *RMB'000*	2004 *RMB'000*	Change *(%)*
Total assets	**5,316,420**	5,413,438	(1.79)
Capital and reserves attributable to the Company's equity holders	**2,723,123**	2,545,592	6.97
Operating profit after finance costs	**316,705**	162,236	95.21
Profit attributable to equity holders of the Company	**197,804**	42,829	361.84
Net increase / (decrease) in cash and cash equivalents	**(263,804)**	65,496	(502.78)


GPC

MANAGEMENT DISCUSSION AND ANALYSIS *(continued)*

(III) Financial Conditions *(continued)*

1. Financial conditions of the Group *(continued)*

Reasons for changes:

(1) Net profit for the Year increased by 233.65% as compared with 2004 which is mainly caused by: A. The substantial increase in net profit of the Group during the Year. B. The Chinese Medicine Corporation, a subsidiary of the Company, recorded notable improvements in operating results.

(2) Net cash and cash equivalent for the Year decreased by 509.78% over that of 2004 is mainly caused by the Group's repayment of bank borrowings during the Year.

2. Liquidity

As at 31 December 2005, the current ratio of the Company was 1.55 (31 December 2004: 1.46), and its quick ratio was 0.98 (31 December 2004: 0.97). Accounts receivable turnover rate was 10.96 times, representing an increase of 12.16% as compared with that of 2004. Inventory turnover rate was 6.71times, representing an increase of 14.16% as compared with last year.

3. Financial resources

As at 31 December 2005, cash and cash equivalents of the Group amounted to RMB616,983,000 out of which 97.93% and 2.07% were denominated in Renminbi and foreign currencies, like Hong Kong dollars, respectively.

As at 31 December 2005, the Group had bank borrowings of RMB917,785,000 in total. The short-term borrowings of the Group amounted to RMB867,785,000 (31 December 2004: RMB937,459,000). The long-term borrowings of the Group to be due in one year time was RMB50,000,000 (31 December 2004: RMB47,680,000).

4. Capital structure

As at 31 December 2005, the Group's current liabilities amounted to RMB2,236,332,000 (31 December 2004: RMB2,398,058,000), representing a decrease of 6.74% over that of 2004, and its long-term liabilities was RMB54,826,000 (31 December 2004: RMB148,330,000), with a decrease of 63.04% as compared with 2004. The shareholders' funds of the Group as at 31 December 2005 amounted to RMB2,621,437,000 (31 December 2004: RMB2,440,230,000), with an increase of 7.43% as compared with 2004.

5. Capital expenditure

The Group expects the capital expenditure for 2006 to amount to approximately RMB245,000,000 (2004: RMB137,000,000), which will be mainly applied in acquisition of fixed assets and equity investment, etc. The Group has sufficient financial resources to meet the capital expenditure and daily working capital requirements.



MANAGEMENT DISCUSSION AND ANALYSIS *(continued)*

(III) Financial Conditions *(continued)*

6. Gearing ratio

   As at 31 December 2005, the Group's gearing ratio (calculated according to the formula: total liabilities/total assets) was 44.94%, with a decrease of 8.53% as compared with the year 2004.

7. Exposure to fluctuations in exchange rates

   As majority of the revenue, expenses, assets and liabilities of the Group are denominated or settled in RMB, the Group does not have significant risks in exposure to fluctuations in exchange rates.

8. Main cash resources and its application

   As at 31 December 2005, cash and cash equivalents of the Group amounted to RMB616,983,000, with a decrease of RMB263,842,000 as compared with last year. The net increase in cash and cash equivalents of the Group delivered from operating activities amounted to RMB146,323,000, with a decrease of RMB54,220,000 as compared with last year, which was mainly attributable to the increase of purchasing expenditure for the year.

9. Contingent liabilities

   As at 31 December 2005, the Group has no significant contingent liabilities.

10. Charge on Group assets

   At 31 December 2005, part of the Group's bank loans were secured by fixed assets with a net book value of RMB93,511,000.

(IV) Impact caused by the changes in operation environment and national macro economic policy on the Company

Factors such as the implementation of the national policy regarding the price-restriction of pharmaceutical products, the increased production cost resulting from GMP renovation of the Manufacturing Operations of the Group and lower gross profit margin of Trading Operations have caused certain impact on the Group's results.

(V) The annual financial reports of the Group for the year of 2005 have been audited by Guangdong Yangcheng Certified Public Accountants Co., Ltd, the PRC auditors, and PricewaterhouseCoopers, the international auditors. The Company's PRC and international auditors have both issued unqualified auditors' reports thereon.

(VI) Prospect and Plans for 2006

The facts that prospect for pharmaceutical markets both at home and abroad is positive, OTC medicines have evolved rapidly, CPM is modernized and internationalized more quickly and Guangdong Province and Guangzhou Municipal focus on the industry of traditional Chinese medicine and pharmaceutics will provide more opportunities for the future development of the Group. On the other side, the regulation of national pricing policy on pharmaceutical products and the keen competition in the CPM market have also imposed certain influence on the operations of the Group.


GPC

MANAGEMENT DISCUSSION AND ANALYSIS *(continued)*

(VI) Prospect and Plans for 2006 *(continued)*

In 2006, the Group will continue to optimize corporate governance and enhance internal management and control, while it will also make every effort to develop and strengthen the main business by developing new profit-making points to achieve the operation targets set for 2006.

The plans for 2006 mainly include:

1. With the focus on geographical expansion and end-market construction, to put more efforts in sales and marketing, increase the market share of the products and further strengthen the market subdivision and administration of our pillar products such as Xiao Ke Wan, Hua Tuo Zai Zao Wan, series products of Chuan Bei Pi Pa, series products of Wang Lao Ji and Xia Sang Ju to ensure a steady growth of their market shares, while at the same time, focus on the industrialisation of and make a sound market planning and promotion of our new nurturing products such as Feng Shi Ping capsule, Qing Hao Su and Ganoderma Lucidum Spore Oil, with a view to developing them into new growth points of the Company. Meanwhile, we also need to develop new Second or Third products and products featured by a promising prospect, high content of science and technology and high value-added so as to increase our market share in the near future.

2. With the focus on the research and development of products and the secondary development of branded products, to reinforce the technical cooperation with higher colleges and organizations for scientific research to expedite the technological innovation and construction of technological platform, and hence improve the market share of new and high-tech products and core competitiveness of the company.

3. With the focus on the professional development and brand- building, to aggressively explore specialized sales markets, improve the recognition and social influence of the products and develop and expand the product categories with a view to increasing the targeted market share.

4. To continue to expedite integration of internal resources within the Group and to centralise the purchase of traditional Chinese medicine, raw materials in large bulks, packing materials and import materials, as well as to enlarge the market share of the Group's products by increasingly strengthening the co-operation between its manufacturing and trading enterprises within the Group.

5. To strengthen fund attraction and aggressively seek opportunities for cooperation with outstanding and high-tech pharmaceutical enterprises at home and abroad to facilitate the development of our principal activities.

6. With the focus on the financial budgets and management of funds, to strengthen the basic management surveillances. We will further reinforce the management and control of our subsidiaries and play our emphasis on the financial budgeting for the purpose of a reasonable operating cost saving to increase the capital utilization rate and secure a sound capital base, as well as establish a risk protection mechanism against the business law exposure for the company so as to reduce operation risks.

The Company faces both new opportunities and challenges in 2006. We will continue to exercise the spirit of industry, progress, pragmatics and innovation so as to generate a better return for our shareholders.





DAILY OPERATIONS OF THE BOARD

(I) Board Meetings

Meetings	Dates	Resolutions	Newspapers on which the resolution was published for information disclosure	Publication dates of the resolution
10th meeting of the Third Session	18 March 2005	Engagement of an independent financial advisor to prepare an evaluation report in respect of the Company's internal control procedures as proposed by the Audit Committee of the Company has been approved in writing.	/	/
11th meeting of the Third Session	27 April 2005	/	Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong	28 April 2005
12th meeting of the Third Session	30 June 2005	/	Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong	1 July 2005 and 4 July 2005
13th meeting of the Third Session	1 August 2005	/	Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong	2 August 2005
14th meeting of the Third Session	12 August 2005	/	Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong	15 August 2005
15th meeting of the Third Session	27 October 2005	/	Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong	28 October 2005



Annual Report 2005

GPC

DAILY OPERATIONS OF THE BOARD *(continued)*

(I) Board Meetings *(continued)*

Meetings	Dates	Resolutions	Newspapers on which the resolution was published for information disclosure	Publication dates of the resolution
16th meeting of the Third Session	11 November 2005	Regulations regarding Improving the Monitoring and Administration of Disclosable and Connected Transactions of Listed Issuers of Guangzhou Pharmaceutical Company Limited have been approved.	/	/
17th meeting of the Third Session	30 November 2005	Approved the ceasement of Mr. Gao Fang, the former Financial Controller of the Company, due to work relocation with effect from the same date.	/	/
18th meeting of the Third Session	13 December 2005	Approved the appointment of Mr Chen Binghua as the Financial Controller of the Company with the term of office effetive from the date of appointment and expiring on the date on which a new Board is elected.	/	/

(II) The progress of execution by the Directors in respect of the resolutions passed at General Shareholders' Meetings

Distribution of 2004 final dividend

Pursuant to the resolution passed at the 2004 AGM, a final dividend of RMB0.025 per share (including withholding tax for A shares) for 2004 had been paid to the Company's shareholders by July 2005. The registration date for the entitlement of holders of H shares to the final dividend was 30 May 2005, while the book closing date was 1 June 2005. The registration date for the entitlement of holders of A shares to the final dividend was 18 July 2005 and the book closing date was 19 July 2005.

PROPOSED SCHEME OF PROFIT DISTRIBUTION AND INCREASE IN SHARE CAPITAL BY TRANSFER FROM CAPITAL RESERVE

The amount of retained profits available for the distribution to shareholders of the Company is the lower of the amount determined in accordance with RPC Accounting Standards and Systems and the amount determined in accordance with HK GAAP. The Board recommended a final dividend of RMB0.07 per share (including withholding tax for A shares) for the year ended 31 December 2005 (2004: RMB0.025). The proposed final dividend will be submitted to the forthcoming 2005 AGM for consideration and approval (the notice for convening the 2005 AGM will be published separately).

During the Year, there was no increase in share capital from the capital reserve.



OTHER MATTERS

(I) Financial Statements

The results of the Group for the year ended 31 December 2005 are set out in the consolidated income statement prepared in accordance with PRC Accounting Standards and Systems and HK GAAP on page 58and page 134, respectively.

The financial conditions of the Group as at 31 December 2005 are set out in the consolidated balance sheet prepared in accordance with PRC Accounting Standards and Systems and HK GAAP on page 56 and page 131, respectively.

The cash flows of the Group for the year ended 31 December 2005 is set out in the consolidated cash flow statement prepared in accordance with PRC Accounting Standards and Systems and HK GAAP on page 61 and page 136, respectively.

The cash flows of the Company for the year ended 31 December 2005 is set out in the cash flow statement prepared in accordance with PRC Accounting Standards and Systems on page 70.

(II) Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years prepared in accordance with HK GAAP is set out on page 7.

A summary of the results and of the assets and liabilities of the Group for the last three financial years prepared in accordance with PRC Accounting Standards and Systems is set out on page 7.

(III) Reserves

Movements in the reserves of the Group during the Year prepared in accordance with PRC Accounting Standards and Systems are set out on pages 107 to 108. Movements in the reserves of the Group during the Year prepared in accordance with HK GAAP are set out on pages 172 to 174.

(IV) Distributable Reserves

The profit available for distribution to shareholders is the lower of the amount determined in accordance with HK GAAP and the PRC Accounting Standards and Systems. The distributable reserves of the Group as at 31 December 2005 amounted to RMB93,840,000, calculated in accordance with the PRC Accounting Standards and Systems and amounted to RMB142,075,000, calculated in accordance with HK GAAP.

(V) Fixed Assets

Details of the movements of fixed assets for the Year are set out on pages 90 to 91 and pages 160 to 162 herein.


GPC

OTHER MATTERS *(continued)*

(VI) Connected Transactions

Pursuant to the regulations of CSRC, details of the connected transactions were set out on pages 116 to 125 .

Pursuant to the rules of HKEX, details of the connected transactions during the Year were set out as follows:

	2005
	RMB'000
Ultimate holding Company	
Licence fee expense	12,230
Service fee expense	860
Welfare facilities fee expense	310
Rental expense	3,450
Fellow subsidiaries	
Sales of finished goods and raw materials	167,089
Purchase of finished goods and raw materials	430,225

In addition, other transactions with jointly controlled entities and associated companies which, pursuant to the rules of HKEX, do not constitute connected transactions of the Listing Rules, have been disclosed in notes to the accounts prepared in accordance with HK GAAP.

The Directors believe that the above-mentioned connected transactions have been conducted in full compliance with the relevant clauses stipulated in the Agreement in relation to the Sales and Purchase Connected Transactions (as amended) entered into between the Company and GPHL on 27 April 2005.

The Independent Non-Executive Directors have reviewed the connected transactions and regarded the transactions as being carried out within the Company's ordinary operations and under ordinary business terms. The relative terms were considered normal business terms or terms to the Group no less favourable than those available to or from independent third parties. In addition, the aggregate amount of the above connected transactions during the Year has not exceeded the annual caps as stated in the Agreement in relation to the Sales and Purchase Connected Transactions (as amended) entered into between the Company and GPHL.

The international auditors have confirmed that continuing connection transactions out of the above transactions pursuant to the Listing Rules:

- had been approved by the Board of directors of the Company;
- were entered into in accordance with the relevant pricing policies;


GPC

OTHER MATTERS *(continued)*

(VI) Connected Transactions *(continued)*

- were entered into in accordance with the terms of the relevant agreements governing such transactions; and

- had not exceeded the caps as described in the Agreement in relation to the Sales and Purchase Connected Transactions (as amended) entered into between the Company and GPHL on 27 April 2005.

(VII) Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the Year.

(VIII) Compliance with the Code on Corporate Governance Practices

Throughout the Year, the Company was in compliance with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules.

(IX) Audit Committee

The Audit Committee of the Company had reviewed the accounting policies, accounting regulations and methods adopted by the Company, and had discussed with the Company's management about the audit, internal controls and financial reporting. The Committee also reviewed the audited accounts of the Group and the Company for the Year ended 31 December 2005.

(X) Tax Exemption

Pursuant to circular No. 45 of the Taxation Law of the PRC issued in 1993, companies established in the PRC and expatriates working in the PRC are exempt from income tax on dividend income derived from holdings shares in companies listed on overseas stock exchange. Except for the above, there is no other tax preferential scheme.

(XI) Retirement Scheme

Details of the retirement scheme and amounts of contributions charged to the profit and loss account for the Year are set out on page 179 to page 181.


Annual Report 2005


GPC

OTHER MATTERS *(continued)*

(XII) Staff Quarters

Pursuant to the Accommodation Service Agreement entered into between the Company and GPHL, GPHL agreed to sell the staff quarters to the employees of the Group at a preferential price. The Company shall pay to GPHL the staff quarters reform costs, which represent the difference between the preferential price and the cost net of depreciation paid by GPHL on buildings acquired for such staff quarters. As at 31 December 2005, the total staff quarters reform costs, which are payable to GPHL, amounted to approximately RMB61,655,000 (31 December 2004: RMB62,030,000).

In addition, the Group has constructed or acquired certain staff quarters. As at 31 December 2005, the difference between the construction cost or acquisition cost and the revenue from disposal of the quarters totalled RMB42,437,000 (31 December 2004: RMB42,437,000).

Correspondingly, the above mentioned staff quarters reform costs amounted to RMB104,092,000 as at 31 December 2005 (2004: RMB104,467,000). According to the regulation in Caiqi [2000] No.29, the Notice on Accounting Treatment Method of Housing Reform Initiated in Enterprises, issued by the Ministry of Finance, the costs arising therefrom should be dealt with in retained earnings as at 1 January 2005. Subject to the approval by the Board of Directors, any deficit balance should be appropriated to the statutory public welfare fund, statutory surplus reserve fund, and capital reserve. This accounting treatment has been adopted in the financial statements prepared in accordance with the PRC Accounting Standards and Systems.

For the financial statements prepared in accordance with HK GAAP, the staff quarters reform costs have been deferred and amortized on a straight-line basis to the profit and loss account over a period of 10 years, which is the estimated remaining average service life of the employees. The total accumulated amortization as at 31 December 2005 was approximately RMB66,725,000, and the amortisation for 2005 was RMB10,382,000. As at 31 December 2005, the net carrying value of the deferred staff quarters reform costs was RMB37,367,000. In the opinion of the Board of Directors of the Company, if the aforesaid deferred staff quarter reform cost had been completely written off in 2005, the consolidated net assets of the Group as as 31 December 2005 would have been reduced by approximately RMB37,367,000. With respect to the document (Suifu [2000] 18) issued by the Guangzhou People's Municipal Government on concerning the one-time cash accommodation allowance to (i) those employees to whom the Group has not allocated staff quarters and (ii) those aged employees whose allocated staff quarters do not meet required standards, the Directors consider that the said document is not legally binding on the Group. In 2001, the Group has formulated its own cash accommodation allowance policy to employees based on the Group's situation.

(XIII) Project under Development and for Sale

During the Reporting Period, the Group did not hold any properties for the purpose of development and/or for investment purpose of which the net book value is above 15% of the net book value of tangible assets of the Group or the contribution to profit before tax from these properties is over 15% of the Group's total profit before tax.



OTHER MATTERS *(continued)*

(XIV) Bank Loans, Overdraft and Other Loans

Details of the bank loans, overdrafts, and other liabilities of the Group as at 31 December 2005 are set out on pages 102 to 105. In comparison to last year, there have been no material adverse changes in respect of the amounts of bank loans, overdrafts and total liabilities as at 31 December 2005.

(XV) Auditors

Guangdong Yangcheng Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers were respectively appointed as PRC and international auditors of the Company for the year 2005, as approved at the 2005 first EGM.

There was no change in auditors in the past 3 years.

(XVI) Change in the Newspapers Designated by the Company for Information Disclosure

During the Reporting Period, there was no change in the newspapers designated by Company for information disclosure.

(XVII) Explanation of Certified Public Accountants in respect of Funds Used by the Controlling Shareholder and Other Connected Parties of the Company

Guangdong Yangcheng Certified Public Accountants Co., Ltd., the PRC auditors of the Company, has made an explanation in respect of the flow of funds with the controlling shareholder and other parties of the Company.

In accordance with the requirements as set out in the Notice Concerning the Regulation on the Flow of Funds between Listed Companies and their Connected Parties and the Provision of Guarantees by Listed Companies to External Parties (Zheng Jian Fa [2003] Directive No. 56) promulgated by the CSRC and the State Asset Management Commission under the State Council, the statement on the application of funds by the Company's controlling shareholder and other Connected parties for the year ended 31 December 2005 is set out below:


GPC

OTHER MATTERS *(continued)*

(XVII) Explanation of Certified Public Accountants in respect of Funds Used by the Controlling Shareholder and Other Connected Parties of the Company *(continued)*

Connected parties	Relationship with the Company	Account	Balance as at 31 December 2005 *RMB'000*	Balance as at 1 January 2005 *RMB'000*	Transaction amount (debit) *RMB'000*	Transaction amount (credit) *RMB'000*	Nature	Remarks
GPHL	Parent company	Other receivables	5,060	6,312	1	1,253	Prepayment & current account	Prepaid rental and daily current account
Guangzhou Baiyunshan Qiao Guang Pharmaceutical Co. Ltd	Under the same parent company	Accounts receivable	26,469	17,232	71,612	62,375	Sale	Production
Guangzhou Baiyunshan Ming Xing Pharmaceutical Co. Ltd	Under the same parent company	Accounts receivable	1,714	739	15,475	14,501	Sale	Production
Guangzhou Baiyunshan Tian Xin Pharmaceutical Co. Ltd	Under the same parent company	Accounts receivable	1,842	5,481	21,227	24,866	Sale	Production
Guangzhou Baiyunshan Tian Xin Pharmaceutical Co. Ltd	Under the same parent company	Prepayment	—	202	—	202	Purchase	Production
Guangzhou Baiyunshan He Ji Gong Pharmaceutical Co. Ltd	Under the same parent company	Other receivables	—	25	—	25	Current account	Production
Guangzhou Baiyunshan He Ji Gong Pharmaceutical Co. Ltd	Under the same parent company	Accounts receivable	238	432	1,739	1,933	Sale	Production
Guangzhou Baiyunshan Guang Hua Pharmaceutical Co. Ltd	Under the same parent company	Accounts receivable	2,895	1,573	50,168	48,845	Sale	Production
Guangzhou Hua Nan Medical Apparatus Co. Ltd.	Under the same parent company	Other receivables	100	100	—	—	Current account	Daily current account
Po Lian Development Co. Ltd	Under the same parent company	Other receivables	7,993	14,854	2,388	9,249	Current account	Daily current account
Guangzhou Pharmaceutical Industiral Research Institute	Under the same parent company	Accounts receivable	—	—	3	3	Sale	Production
Guangzhou Hutchison Whampoa Chinese Medicine Co., Ltd	Under the same parent company	Accounts receivable	1,777	1,154	20,726	20,104	Sale	Production
		Prepayment	197	—	618	421	Purchase	Production
Guangzhou Baiyunshan Pharmaceutical Factory	Under the same parent company	Accounts receivable	4,225	1,753	28,598	26,127	Sale	Production
Guangzhou Baiyunshan Chemical Pharmaceutical Factory	Under the same parent company	Accounts receivable	1,208	423	23,903	23,117	Sale	Production
Guangzhou Baiyunshan External Pharmaceutical Factory	Under the same parent company	Accounts receivable	170	—	2,063	1,894	Sale	Production
Wanglaoji	Jointly controlled entity	Accounts receivable	2,268	—	24,219	21, 951	Sale	Production
Guangzhou Lian Jie Computer Technology Co., Ltd	Jointly controlled entity	Other receivables	520	520	—	—	Current account	Daily current account
Total		*Other receivables*	13,673	21,812	2,388	10,527		
		Accounts receivable	42,805	28,786	259,734	245,715		
		Prepayment	197	202	618	623		



OTHER MATTERS *(continued)*

(XVII) Explanation of Certified Public Accountants in respect of Funds Used by the Controlling Shareholder and Other Connected Parties of the Company *(continued)*

Repayment schedule

Planned repayment date	Repayment method	Repayment amount *RMB'000*	Remarks
End of February 2006	Setoff against cash, rental and room service charge	7,554	An amount of RMB7,383,000 which was previously deposited in Po Lian Development Co., Ltd has been refunded
End of March 2006	Setoff against rental and room service charge	86	
End of April 2006	Setoff against rental and room service charge	86	
End of May 2006	Setoff against rental and room service charge	86	
End of June 2006	Setoff against rental and room service charge	86	
End of July 2006	Setoff against rental and room service charge	86	
End of August 2006	Setoff against rental and room service charge	86	
End of September 2006	Setoff against rental and room service charge	86	
End of October 2006	Setoff against rental and room service charge	86	
End of November 2006	Setoff against rental and room service charge	86	
End of December 2006	Setoff against rental and room service charge	86	
Total		8,414	

Note: Such outstanding amount does not include daily operational application fund.

(XVIII) Explanation and Independent Opinions of Independent Non-excutive Directors in respect of Accumulated and Current External Guarantees Granted by the Company and the Funds Used by the Controlling Shareholder and Other Connected Parties of the Company

Pursuant to the principle as implied in the Notice Concerning the Regulation on the Flow of Funds between Listed Companies and their Related Parties and the Provision of Guarantees by Listed Companies to External Parties, the Independent Non-executive Directors of the Company have conducted examination of the policies towards the guarantees provided to the external parties by the Company in a serious manner. The relevant details are as follows:

As at the end of this Reporting Period, the Group has not provided any guarantee to its controlling shareholder or any other related parties.

On behalf of the Board
Yang Rongming
Chairman

Guangzhou, the PRC, 31 March 2006


49


GPC

Report of the Supervisory Committee

To all the shareholders:

On behalf of the Supervisory Committee of the Company (the "Supervisory Committee"), I hereby report to you, the duties performed by the Supervisory Committee during the year ended 31 December 2005 in accordance with the Company's Articles of Association.

I. MEETINGS OF THE SUPERVISORY COMMITTEE HELD DURING THE YEAR

During the Year, three meetings were held.

Session and number of meeting	Date of meeting	Content of resolutions	Newspapers for publication of resolutions and information disclosure	Dates for publication of resolutions and Information disclosure
4th meeting of the Third Session	27 April 2005	The following resolutions were reviewed and passed: report of the Supervisory Committee for the year 2004, financial report of the Company for the year 2004, inventory impairment provision proposed by Guangzhou Chinese Medicine Corporation (the Company's subsidiary), revised Continuing Connected Transactions' Agreement and the transactions contemplated thereunder, amendments to the Articles of Association of the Company, amendments to the Rules of Procedures for the Supervisory Committee of the Company, 1st quarterly report of 2005 of the Company and proposal of convening 2004 annual general meeting.	Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong	28 April 2005
5th meeting of the Third Session	12 August 2005	Interim report 2005 of the Company was considered and passed.	Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong	15 August 2005
6th meeting of the Third Session	27 October 2005	3rd quarterly report of 2005 of the Company was considered and passed	Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong	28 October 2005



II. INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON THE COMPANY'S OPERATIONS

1. The Company's operations during the Reporting Period

During the Reporting Period, the Supervisory Committee has monitored the procedures for convening Board meetings and shareholders' meetings and the resolutions proposed to be considered thereat, as well as the execution by the Board of the resolutions passed at the shareholders' meetings and has no dissenting view on any report and proposal submitted by the Board at shareholders' meeting. The Supervisory Committee considers that during the Reporting Period the operation decisions made by the Company are in compliance with the Company Law, the Securities Law, the respective Listing Rules governing the securities exchanges in PRC and in Hong Kong, the Articles of Association and other laws and regulations, and the Company has executed the resolutions of the shareholders' meetings of the Company diligently, continued to enhance the internal management and internal control systems of the Company and established a good internal management system. The Company's Directors and Senior Management have not committed any acts in breach of the rules and regulations, the Articles of Association, nor have they engaged in any acts involving the infringement of the Company's interest or infringement of shareholder's interests.

2. The supervision of the Company's financial condition

The Supervisory Committee has carefully reviewed the financial statements and other financial information of the Company during the Reporting Period, and considers that the Company's financial statements are clear, and the auditing and financial management are in line with relevant regulations. The 2005 auditors' reports issued by the domestic and international auditors was in line with their opinion that the accounts of the Group and the Company for the year ended 31 December 2005 exhibited a true and view of the state of the Company as at 31 December 2005 and the result of the Group for the year then ended. The domestic and international auditors issued unqualified audit reports respectively on the Group's and the Company's accounts for the year ended 31 December 2005.

3. Use of proceeds raised from the issue of A shares

During the Reporting Period, the use of the proceeds from the issue of A shares was in line with the undertakings made in the prospectus for the issue of A shares. There was no improper use of the proceeds.

4. Purchases and sales of assets of the Company

During the Reporting Period, the consideration for the purchases and sales of assets are reasonable and arrived at on an arm's length basis. There has been no insider dealing transactions which would harm the interests of shareholders or cause loss of the Company's assets.


GPC

II. INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON THE COMPANY'S OPERATIONS *(continued)*

5. Connected transactions

During the Reporting Period, the Company's connected transactions mainly include:
Agreement in relation to the Sales and Purchase Connected Transactions (as amended) entered into between the Company and GPHL which governs the daily purchases and sales between both parties.

The above connected transactions are on an arm's length basis and do not involve any actions which may adversely affect the interests of the Company and its shareholders.

On behalf of the Supervisory Committee
Chen Canying
Chairman

Guangzhou, the PRC, 31 March 2006






I. SIGNIFICANT LITIGATION OR ARBITRATION

The Group had no significant litigation or arbitration during the Reporting Period.

II. SIGNIFICANT DISPOSAL OF ASSETS, OR MERGER AND ACQUISITION

During the Reporting Period, there is no significant disposal of assets, or merger and acquisition activities occurred in the Company, its subsidiaries or associated companies.

III. CONNECTED TRANSACTIONS

On 27 April 2005, the Company and GPHL entered into a revised agreement which governs the daily purchases and sales between both parties. The agreement and the transactions contemplated thereunder was considered and approved at the Board meeting held on 27 April 2005 and the 2004 AGM held on 30 June 2005 respectively.

The announcement of the continuing connected transaction was published on Shanghai Securities in the PRC on 1 July 2005, Hong Kong Economic Times and The Standard in Hong Kong on 4 July 2005 respectively.

All of the above connected transactions have been considered and passed at Board meetings of the Company, and the independent directors of the Company have issued independent opinions thereon. In addition, those connected transactions have been considered and passed at AGM of the Company. All of the connected transactions mentioned above have complied with the relevant laws and regulations and relevant procedures have been completed.

Details of the connected transactions were set out on page 44.

IV. MAJOR CONTRACTS AND THEIR PERFORMANCE

1. During the Reporting Period, the Group did not hold on trust, sub-contract or rent assets of other companies or vice versa, which generated profit that accounted for 10% or more of the total profits for the Year.

2. The Company did not provide any guarantee in favor of any third parties during the Reporting Period.

Save as the aforementioned, the Company was not involved in other major contracts.

V. DURING THE REPORTING PERIOD, THE COMPANY HAS NOT HAD ANY TRUSTED FUND MANAGEMENT ACTIVITIES.


GPC

VI. DURING THE REPORTING PERIOD, THE COMPANY AND ITS SHAREHOLDERS, HOLDING MORE THAN 5% OF SHARES OF THE COMPANY, HAVE NOT DISCLOSED ANY UNDERTAKINGS IN DESIGNATED NEWSPAPERS AND WEBSITES.

According to the relevant rules and regulations of the CSRC, the Company has been engaging in the share reform. The Company announced the Share Reform Plan proposed by its non-circulating shareholders on 15 March 2006, and the relevant work relating to the Share Reform Plan is expected to be completed by the first half of 2006.

VII. AS AT 31 DECEMBER 2005, THE CONSTRUCTION AND EQUIPMENT COMMITMENTS THAT WERE CONTRACTED BY THE GROUP BUT NOT PROVIDED FOR BY THE COMPANY WAS RMB61,448,000. THE LEASE COMMITMENTS THAT WERE CONTRACTED BUT NOT PROVIDED FOR BY THE COMPANY AMOUNTED TO RMB84,928,000.

VIII. DURING THE REPORTING PERIOD, THE COMPANY HAS PAID AUDITOR'S REMUNERATION OF RMB900,000 AND RMB2,400,000 TO GUANGDONG YANGCHENG CERTIFIED PUBLIC ACCOUNTANTS CO., LTD., AND PRICEWATERHOUSECOOPERS RESPECTIVELY. OF THE AMOUNT PAID TO GUANGDONG YANGCHENG CERTIFIED PUBLIC ACCOUNTANTS CO., LTD., RMB800,000 WAS FOR 2004 ANNUAL AUDIT, RMB100,000 WAS FOR THE 2005 INTERIM REVIEW. AN AMOUNT OF RMB2,040,000 PAID TO PRICEWATERHOUSECOOPERS WAS FOR THE 2004 ANNUAL AUDIT AND RMB360,000 WAS FOR THE 2005 INTERIM REVIEW. BOTH THE DOMESTIC AND INTERNATIONAL AUDITORS HAVE PROVIDED AUDIT SERVICES TO THE COMPANY FOR 8 YEARS.

IX. NO PUNISHMENT WAS IMPOSED ON THE COMPANY OR ANY OF ITS DIRECTORS, SUPERVISORS OR SENIOR MANAGEMENT BY THE REGULATORY BODIES DURING THE REPORTING PERIOD.

X. SAVE AS THOSE DISCLOSED ABOVE, THE GROUP DID NOT HAVE ANY OTHER SIGNIFICANT EVENT DURING THE REPORTING PERIOD.



Our reference: (2006)YC7118
GZICPA Ref.: 200603025230
Date: March 31, 2006

(English version for reference only)

To the shareholders of Guangzhou Pharmaceutical Company Limited

We have audited the Balance Sheet as at December 31, 2005, the Income Statement, the Statement of Profit Distribution, and the Statement of Cash Flows for the year then ended of Guangzhou Pharmaceutical Company Limited (Hereinafter refer to "the Company"), and the Consolidated Balance Sheet of the Company and its subsidiaries (Hereinafter refer to "the Group") as at December 31, 2005, the Group's Consolidated Income Statement, Consolidated Statement of Profit Distribution and Consolidated Statement of Cash Flows for the year then ended. The management of the Company shall be responsible for preparation of the above-mentioned statements. Our responsibility is to express an opinion on these accounting statements based on our audit.

We have planned and conducted our audit in accordance with China's Independent Auditing Standards, to obtain reasonable assurance about whether the accounting statements are free of material misstatement. Our audit includes examining evidences supporting the amounts and disclosures in the accounting statements on a sample test basis, assessing the accounting policies used and the significant accounting estimates made by the management, as well as valuating the overall presentation of the accounting statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforesaid accounting statements present fairly, in all material respects, the financial position of the Company and the Group as at December 31, 2005, and the results of operations and cash flows of the Group and the Company for the year then ended in conformity with the Accounting Standards for Business Enterprises and the Accounting System for Business Enterprises promulgated by the State.

Guangdong Yangcheng Certified Public Accountants Co., Ltd.

Chinese Certified Public Accountant
Wu Jia Li

Chinese Certified Public Accountant
Ye Wei Xiang

Guangzhou, China


Annual Report 2005

Consolidated Balance Sheet

As at 31 December 2005

Form 1-1
In RMB Yuan

	Notes	**31 December 2005**	31 December 2004
ASSETS			
Current assets:			
Monetary Funds	VI-1	**616,982,949.00**	880,824,597.90
Short-term investments	VI-2	**10,902,520.00**	18,562,000.00
Notes receivable	VI-3	**331,753,863.41**	185,209,600.23
Dividends receivable	VI-4	**3,709,259.53**	—
Interest receivable		—	—
Accounts receivable	VI-5	**959,776,870.53**	967,659,441.43
Other receivable	VI-6	**64,432,895.76**	111,782,083.42
Advances to suppliers	VI-7	**196,548,528.21**	160,243,931.81
Subsidies receivable	VI-8	**3,361,927.18**	2,224,155.35
Inventories	VI-9	**1,148,568,922.06**	1,077,924,756.16
Prepaid expenses	VI-10	**120,665,259.48**	89,835,431.99
Long-term debenture investments due within one year		—	—
Other current assets		—	—
Total current Assets		**3,456,702,995.16**	3,494,265,998.29
Long-term investment			
Long-term equity investment	VI-11	**70,195,741.17**	74,610,894.56
Long-term debenture investment		—	—
Total long-term investment		**70,195,741.17**	74,610,894.56
Including: consolidation variance	VI-11	**3,828,294.03**	4,175,432.85
Including: equity investment differences		**3,828,294.03**	4,175,432.85
Fixed assets			
Fixed assets-cost	VI-12	**1,974,405,781.70**	1,980,499,364.41
Less: Accumulated depreciation	VI-12	**658,927,334.13**	583,351,522.12
Fixed assets-net value		**1,315,478,447.57**	1,397,147,842.29
Less: Provisions for impairment of fixed assets	VI-12	**17,902,314.55**	25,352,941.92
Net of fixed assets		**1,297,576,133.02**	1,371,794,900.37
Construction supplies		—	—
Construction work in progress	VI-13	**159,910,405.52**	119,645,075.10
Disposal of fixed assets		—	—
Total fixed assets		**1,457,486,538.54**	1,491,439,975.47
Intangible assets & other assets:			
Intangible assets	VI-14	**98,677,683.80**	103,345,329.75
Long-term deferred expenses	VI-15	**15,031,582.69**	19,215,827.64
Other long-term assets		—	—
Total intangible assets & other assets		**113,709,266.49**	122,561,157.39
Deferred tax			
Deferred tax debits		—	—
TOTAL ASSETS		**5,098,094,541.36**	5,182,878,025.71



Consolidated Balance Sheet

As at 31 December 2005

Form 1-2
In RMB Yuan

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	*Notes*	31 December 2005	31 December 2004
Current liabilities:			
Short-term loans	VI-16	**867,785,368.60**	937,458,830.03
Notes payable	VI-17	**86,008,063.38**	137,052,834.12
Accounts payable	VI-18	**869,696,059.12**	848,628,472.16
Advances from customers	VI-19	**31,129,313.34**	22,901,240.89
Accrued payroll		**45,376,812.42**	50,994,217.94
Welfare payable		**52,939,978.26**	51,590,272.62
Dividend payable	VI-20	**26,492.89**	26,383.04
Taxes payable	VI-21	**24,377,413.61**	24,041,244.06
Other liabilities	VI-22	**3,628,657.66**	2,880,392.94
Other payables	VI-23	**191,144,199.01**	265,572,457.79
Accrued expenses	VI-24	**14,220,101.58**	9,231,282.20
Estimated liabilities		—	—
Long-term liabilities due within 1 year	VI-25	**50,000,000.00**	47,680,000.00
Other current liabilities		—	—
Total current liabilities		**2,236,332,459.87**	2,398,057,627.79
Long-term liabilities:			
Long-term loans	VI-26	—	109,500,000.00
Bonds payable		—	—
Long-term payable	VI-27	**4,716,728.21**	5,020,012.56
Special payables	VI-28	**50,109,349.38**	33,810,171.91
Other long-term liabilities		—	—
Total long-term liabilities		**54,826,077.59**	148,330,184.47
Deferred tax			
Deferred tax credits		—	—
Total liabilities		**2,291,158,537.46**	2,546,387,812.26
Minority shareholders' equity		**185,499,251.78**	196,260,508.34
Shareholders' equity:			
Share capital	VI-29	**810,900,000.00**	810,900,000.00
Capital surplus	VI-30	**1,149,453,755.66**	1,126,381,425.35
Surplus reserved	VI-31	**567,243,340.17**	480,442,389.26
Including: Statutory public welfare fund	VI-31	**179,461,575.56**	153,572,065.40
Retained earnings	VI-32	**93,839,656.29**	22,505,890.50
Including:cash dividends planed to allocate	VI-32	**56,763,000.00**	20,272,500.00
Exchange difference on foreign currency statement		—	—
Less: unconfirmed investment loss		—	—
Total Shareholders' equity		**2,621,436,752.12**	2,440,229,705.11
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**5,098,094,541.36**	5,182,878,025.71


Annual Report 2005

GPC

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2005

Form 2-1
In RMB Yuan

	Items	*Notes*	2005	2004
I.	**Sales from principal operations**	VI-33	**9,026,340,433.50**	7,708,313,589.34
	Less: Cost of principal operations	VI-34	**7,472,974,332.17**	6,312,061,516.70
	Less: Sales tax and levies	VI-35	**24,613,910.81**	23,762,977.68
II.	**Profit from principal operations**		**1,528,752,190.52**	1,372,489,094.96
	Add: Profit from other operations	VI-36	**43,301,531.41**	39,007,734.82
	Less: Operating expenses		**592,206,898.41**	533,614,941.06
	Less: General and administrative expenses		**628,434,629.66**	656,588,252.79
	Less: Financial expenses	VI-37	**43,098,471.57**	37,872,578.65
III.	**Operating profit**		**308,313,722.29**	183,421,057.28
	Add: Investment income	VI-38	**(8,063,080.65)**	(4,735,840.64)
	Add: Subsidies income		**720,456.65**	588,921.00
	Add: Non-operating income	VI-39	**6,194,512.31**	6,838,595.53
	Less: Non-operating expenses	VI-40	**424,826.14**	18,470,362.19
IV.	**Total profit**		**306,740,784.46**	167,642,370.98
	Less: Income tax		**112,611,673.47**	103,569,528.75
	Less: Loss and gain of minority shareholders		**9,647,562.96**	8,781,241.46
V.	**Net profit**		**184,481,548.03**	55,291,600.77

Supplemental information:

	Items	Notes	2005	2004
1	Revenue from sale or disposal of department or invested company		**4,674.88**	(522,942.99)
2	Loss incurred from natural disaster		—	—
3	Total profit increased (decreased) due to accounting policy alteration		—	—
4	Total profit increased (decreased) due to accounting estimation alteration		—	—
5	Loss from debts reconstruction		—	—
6	Others		—	—




GPC

Supplementary Consolidated Income Statement

For the year ended 31 December 2005

Form 2-2
In RMB Yuan

Profit for the period	2005				2004			
	Return on net assets		Earnings per share		Return on net assets		Earnings per share	
	Fully diluted	Weighted average	Fully diluted	Weighted average	Fully diluted	Weighted average	Fully diluted	Weighted average
Profit from principal operations	**58.32%**	**60.61%**	**1.89**	**1.89**	56.24%	56.42%	1.69	1.69
Operating profit	**11.76%**	**12.22%**	**0.38**	**0.38**	7.52%	7.54%	0.23	0.23
Net profit	**7.04%**	**7.31%**	**0.23**	**0.23**	2.27%	2.27%	0.07	0.07
Net profit after deduction of extraordinary gain or loss	**7.08%**	**7.64%**	**0.23**	**0.23**	2.59%	2.63%	0.08	0.08


GPC

Consolidated Statement of Profit Distribution

For the year ended 31 December 2005

Form 3
In RMB Yuan

Items		Notes	2005	2004
1.	**Net profit**		**184,481,548.03**	55,291,600.77
	Add: Retained earnings brought forward		**22,505,890.50**	82,558,496.93
	Add: Transfer from others		**9,916,543.07**	153,385.06
2.	**Profit distributable**		**216,903,981.60**	138,003,482.76
	Less: Provision of statutory surplus reserves		**38,561,412.17**	21,697,098.56
	Less: Provision of public welfare fund		**28,896,962.62**	19,113,504.99
	Less: Provision of staff bonus and welfare fund		**6,074,331.34**	2,693,501.02
	Less: Provision of reserve fund		**2,611,460.90**	1,010,062.88
	Less: Provision of enterprise expansion fund		**2,611,460.90**	1,010,062.88
	Less: Profit returned to investment		—	—
3.	**Profit distributable to shareholders**		**138,148,353.67**	92,479,252.44
	Less: Dividends for preferred shares		—	—
	Less: Provision of discretionary surplus reserves		**24,036,197.38**	21,319,361.94
	Less: Dividend for ordinary shares		**20,272,500.00**	48,654,000.00
	Less: Dividend for ordinary shares transfer to share capital		—	—
4.	**Retained earnings**		**93,839,656.29**	22,505,890.50







CONSOLIDATED STATEMENT OF CASH FLOW

For the year ended 31 December 2005

Form 4-1
In RMB Yuan

Items		Notes	2005	2004
I.	**Cash flows from operating activities:**			
	Cash received from sales of goods or rendering services		**10,425,844,220.73**	8,914,281,463.31
	Refund of tax and levy		**12,437,554.21**	18,540,083.82
	Other cash received relating to operating activities	VI-42	**104,674,129.82**	78,958,875.02
	Subtotal of cash inflows		**10,542,955,904.76**	9,011,780,422.15
	Cash paid for goods or services		**8,622,540,156.21**	7,139,659,628.54
	Cash paid to or on behalf of employees		**584,881,163.05**	576,229,016.66
	Taxes paid		**492,373,347.10**	456,071,929.74
	Other cash paid in relation to operating activities	VI-43	**696,838,662.67**	639,277,649.21
	Subtotal of cash outflows		**10,396,633,329.03**	8,811,238,224.15
	Net cash flows from operating activities		**146,322,575.73**	200,542,198.00
II.	**Cash flows from investing activities:**			
	Cash received from sale of investments		**190,756.16**	46,803,573.16
	Including: cash received from sales of subsidiaries		—	6,459,376.03
	Cash received from investment income		**3,405,374.88**	8,402,627.39
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets		**1,229,572.07**	1,010,598.15
	Other cash received from investing activities		**2,000,178.00**	14,621,805.19
	Subtotal of cash inflows		**6,825,881.11**	70,838,603.89
	Cash paid to acquire fixed assets, intangible assets and other long-term assets		**124,356,012.08**	308,690,297.77
	Cash paid to acquire investments		—	16,499,805.39
	Other cash paid in relation to investing activities		**505,373.25**	1,520,000.00
	Subtotal of cash outflows		**124,861,385.33**	326,710,103.16
	Net cash flows from investing activities		**(118,035,504.22)**	(255,871,499.27)
III.	**Cash flows from financing activities**			
	Proceeds from acquiring investments		**62,626,946.09**	5,014,795.47
	Including: cash received from minority shareholders equity investment of subsidiaries		**62,626,946.09**	5,014,795.47
	Proceeds from borrowings		**867,953,886.81**	936,498,816.40
	Other proceeds relating to financing activities		**473,964,226.86**	401,729,801.27
	Subtotal of cash inflows		**1,404,545,059.76**	1,343,243,413.14
	Cash repayments of amounts borrowed		**1,075,515,518.21**	766,678,816.40
	Cash payments for distribution of dividends, profits or interest expenses		**74,551,470.52**	96,121,136.72
	Including: cash payments for dividends to minority shareholders		**9,835,658.26**	10,282,963.03
	Other cash payments relating to financing activities		**546,408,456.20**	360,666,766.39
	Subtotal of cash outflows		**1,696,475,444.93**	1,223,466,719.51
	Net cash flows from financing activities		**(291,930,385.17)**	119,776,693.63
IV.	**Effect of foreign exchange rate changes on cash**		**(198,335.24)**	(61,835.60)
V.	**Net increase in cash and cash equivalents**		**(263,841,648.90)**	64,385,556.76


Annual Report 2005

Consolidated Statement of Cash Flow

For the year ended 31 December 2005

Form 4-2
In RMB Yuan

Supplemental Information	2005	2004
1. Reconciliation of net profit to cash flows from operating activities:		
Net profit	**184,481,548.03**	55,291,600.77
Loss & gain of minority shariholders	**9,647,562.96**	8,781,241.46
Add: Provision for value impairment of assets	**(2,734,638.44)**	31,304,538.30
Depreciation of fixed assets	**114,393,515.73**	104,725,490.30
Amortization of intangible assets	**4,648,287.25**	4,077,196.86
Amortization of long-term prepaid expenses	**10,699,040.96**	14,538,987.42
Decrease in prepaid expenses (less: increase)	**(30,829,827.49)**	1,464,923.07
Increase in accrued expenses (less: decrease)	**4,988,819.38**	4,774,989.65
Losses on disposal of fixed assets, intangible assets and other long-term assets (less:gains)	**610,373.49**	177,188.37
Losses on scrapping of fixed assets	**944,068.05**	3,324,459.40
Financial expenses	**44,443,422.11**	37,199,378.70
Losses on investments (less: gains)	**8,063,080.65**	4,735,840.64
Deferred tax credit (less: debit)	—	—
Decrease in inventories (less: increase)	**(47,282,873.71)**	(34,941,011.89)
Decrease in operating receivables (less: increase)	**(81,163,674.49)**	(83,578,581.34)
Increase in operating payables (less: decrease)	**(63,827,561.33)**	48,665,956.29
Others (note)	**(10,758,567.42)**	—
Net cash flows from operating activities	**146,322,575.73**	200,542,198.00
2. Investing and financing activities that do not involve cash receipts or payments:		
Conversion of debt into capital	—	—
Convertible bonds due within 1 year	—	—
Fixed assets under finance lease	—	—
3. Net increase in cash and cash equivalents:		
Cash at the end of period	**616,982,949.00**	880,824,597.90
Less: Cash at the beginning of the period	**880,824,597.70**	816,439,041.14
Add: Cash equivalents at the end of the period	—	—
Less: Cash equivalents at the beginning of period	—	—
Net increase in cash and cash equivalents	**(263,841,648.90)**	64,385,556.76

Note: *The relevant procedures in relation to the injection of capital into Guangzhou Wanglaoji Pharmaceutical Co., Ltd by a new Shareholders was completed in March 2005. Therefore, the Company became a joint controlling shareholder instead of the controlling shareholder of Guangzhou WangLaoji Pharmaceutical Co., Ltd., and the results of which was consolidated according to the proportion of the shareholding of the Company therein. The accumulated amount for the year under this item represents the impact of the change of consolidation.*



STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY

For the ended 31 December year 2005

Supplementry information of Consolidated balance Sheet Part 1

In RMB Yuan

Items		Notes	2005	2004
I.	**Paid-in stock:**	VI-29		
	Beginning balance		**810,900,000.00**	810,900,000.00
	Increase in the current year		—	—
	Decrease in the current year		—	—
	Closing balance		**810,900,000.00**	810,900,000.00
II.	**Capital surplus:**	VI-30		
	Beginning balance		**1,126,381,425.35**	1,119,572,202.41
	Increase in the current year		**23,072,330.31**	8,932,224.94
	Including: Share premium		—	—
	Reseve of donation in form of non-cash assets		**440,280.48**	391,662.19
	Receipt of cash donation		—	—
	Equity investment reserve		**18,900,519.82**	215,256.10
	Transfer-in from government appropriation		**1,334,850.00**	3,409,298.05
	Exchange difference on foreign currency capital		—	—
	Other capital surplus		**2,396,680.01**	4,916,008.60
	Decrease in the current year		—	2,123,002.00
	Including: Recovery of losses		—	—
	Closing balance		**1,149,453,755.66**	1,126,381,425.35
III.	**Statutory and discretionary surplus reserves:**	VI-31		
	Beginning balance		**326,870,323.86**	281,987,122.66
	Increase in the current year		**67,820,531.35**	45,036,586.26
	Including: Amount appropriated from net income		**67,820,531.35**	45,036,586.26
	Including: Statutory surplus reserve		**41,172,873.07**	22,707,161.44
	Discretionary surplus reserve		**26,647,658.28**	22,329,424.82
	Transfer-in from statutory public welfare fund		—	—
	Decrease in the current year		**6,909,090.60**	153,385.06
	Including: Recovery of losses		—	—
	Conversion into share capital		—	—
	Allocation of cash dividend or profit		—	—
	Allocation of stock dividend		—	—
	Closing balance		**387,781,764.61**	326,870,323.86
	Including: Statutory surplus reserve		**253,770,252.86**	216,051,925.08


Annual Report 2005


GPC

Statement of Change in Stockholders' Equity

For the ended 31 December year 2005

Supplementry information of Consolidated balance Sheet Part 1

In RMB Yuan

Items		Notes	2005	2004
IV.	**Statutory public welfare fund:**	VI-31		
	Beginning balance		**153,572,065.40**	134,458,560.41
	Increase in the current year		**28,896,962.62**	19,113,504.99
	Including: Provision from net income		**28,896,962.62**	19,113,504.99
	Decrease in the current year		**3,007,452.46**	—
	Including: Collective welfare expenditures		—	—
	Ending balance		**179,461,575.56**	153,572,065.40
V.	**Retained Earnings:**	VI-32		
	Beginning balance		**22,505,890.50**	82,558,496.93
	Transferred from others		**9,916,543.07**	153,385.06
	Net profit in the year		**184,481,548.03**	55,291,600.77
	Profit distribution in the current year		**123,064,325.31**	115,497,592.26
	Lossed made up by capital surplus		—	—
	Closing balance		**93,839,656.29**	22,505,890.50


Annual Report 2005


GPC

Breakdown of Provision for Assets's Value Impairment

For the Year ended 31 December 2005

Supplementary Information of consolidated Balance Sheet, part 2
In RMB Yuan

Items		Beginning balance	Current increase	Current recovery: Reversal due to recovery of assets value	Current recovery: Transfer-out due to other reasons	Current recovery: Sub-total	Closing balance
1.	Total provision for bad debts	67,775,217.66	2,733,714.36	—	12,655,350.58	12,655,350.58	57,853,581.44
	Including: Accounts receivable	54,456,273.58	427,295.32	—	10,002,576.38	10,002,576.38	44,880,992.52
	Other receivables	13,318,944.08	2,306,419.04	—	2,652,774.20	2,652,774.20	12,972,588.92
2.	Total provision for short-term investment	1,190,600.00	7,659,480.00	—	—	—	8,850,080.00
	Including: Stock investment	—	—	—	—	—	—
	Debenture investment	675,600.00	7,126,480.00	—	—	—	7,802,080.00
	Fund investment	515,000.00	533,000.00	—	—	—	1,048,000.00
3.	Total provision for inventories	25,315,519.02	526,727.38	—	23,888,019.57	23,888,019.57	1,954,226.83
	Including: Goods in stock	24,952,828.40	526,727.38	—	23,568,891.58	23,568,891.58	1,910,664.20
	Raw materials	298,752.78	—	—	255,190.15	255,190.15	43,562.63
4.	Total provision for long-term investment	1,613,629.84	—	—	535,078.61	535,078.61	1,078,551.23
	Including: Long-term equity investment	1,613,629.84	—	—	535,078.61	535,078.61	1,078,551.23
	Long term debenture investment	—	—	—	—	—	—
5.	Total provision for fixed assets	25,352,941.92	1,114,672.07	7,109,752.25	1,455,547.19	8,565,299.44	17,902,314.55
	Including: Houses & buildings	18,150,656.61	641,002.56	7,109,752.25	38,549.44	7,148,301.69	11,643,357.48
	Machinery equipment	6,371,146.29	473,669.51	—	1,263,097.17	1,263,097.17	5,581,718.63
6.	Provision for intangible assets	966,151.46	—	—	—	—	966,151.46
	Including: Patent	—	—	—	—	—	—
	Trademark	—	—	—	—	—	—
7.	Provision for construction work in progress	130,000.00	—	—	—	—	130,000.00
8.	Provision for loan by trust	—	—	—	—	—	—
9.	Total	122,344,059.90	12,034,593.81	7,109,752.25	38,533,995.95	45,643,748.20	88,734,905.51




Annual Report 2005


GPC

Balance Sheet

As at 31 December 2005

From 5-1
In RMB Yuan

ASSETS	Notes	31 December 2005	31 December 2004
Current assets:			
Monetary Funds		**90,102,690.07**	201,807,672.50
Short-term investments		**372,902,520.00**	18,562,000.00
Notes receivable		—	—
Dividends receivable		**7,720,145.68**	—
Interest receivable		—	—
Accounts receivable		—	—
Other receivables	VII-1	**166,931,572.06**	345,237,748.98
Advances to suppliers		—	—
Subsidies receivable		—	—
Inventories		—	—
Prepaid expenses		—	—
Long-term debenture investments due within 1 year		—	—
Other current assets		—	—
Total current Assets		**637,656,927.81**	565,607,421.48
Long-term investments:			
Long-term equity investment	VII-2	**2,025,934,634.58**	1,877,883,028.41
Long-term investments investment		—	—
Total long-term investment		**2,025,934,634.58**	1,877,883,028.41
Fixed assets:			
Fixed assets-cost		**41,236,900.52**	41,005,158.52
Less: Accumulated depreciation		**17,535,891.44**	13,438,004.00
Fixed assets-net value		**23,701,009.08**	27,567,154.52
Less: Provisions for impairment of fixed assets		—	7,109,752.25
Net of fixed assets		**23,701,009.08**	20,457,402.27
Construction materials		—	—
Construction work in progress		—	—
Disposal of fixed assets		—	—
Total fixed assets		**23,701,009.08**	20,457,402.27
Intangible assets & other assets:			
Intangible assets		—	—
Long-term deferred expenses		**912,355.01**	1,492,460.43
Other long-term assets		—	—
Total intangible assets & other assets		**912,355.01**	1,492,460.43
Deferred tax:			
Deferred tax debits		—	—
TOTAL ASSETS		**2,688,204,926.48**	2,465,440,312.59



BALANCE SHEET

As at 31 December 2005

From 5-2
In RMB Yuan

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	31 December 2005	31 December 2004
Current liabilities:		
Short-term loans	**40,000,000.00**	—
Notes payable	—	—
Accounts payable	—	—
Advances from customers	—	—
Accrued payroll	**1,734,915.18**	2,430,268.38
Welfare payable	**3,487,779.14**	3,346,137.21
Dividend payable	**24,739.37**	25,980.20
Taxes payable	**390,052.43**	424,662.76
Other liabilities	**12,605.17**	21,220.74
Other payables	**5,887,062.42**	18,585,121.28
Accrued expenses	**2,430,164.70**	2,150,000.00
Estimated liabilities	—	—
Long-term liabilities due within 1 year	—	—
Other current liabilities	—	—
Total current liabilities	**53,967,318.41**	26,983,390.57
Long-term liabilities:		
Long-term loan	—	—
Bonds payable	—	—
Long-term payable	—	—
Special payables	—	—
Other long-term liabilities	—	—
Total long-term liabilities	—	—
Deferred tax		
Deferred tax credits	—	—
Total liabilities	**53,967,318.41**	26,983,390.57
Shareholders' equity:		
Share capital	**810,900,000.00**	810,900,000.00
Less: investment returned	—	—
Net share capital	**810,900,000.00**	810,900,000.00
Capital surplus	**1,148,510,273.74**	1,125,595,838.66
Surplus reserved	**182,088,980.38**	153,118,167.58
Including:statutory public welfare fund	**71,271,823.11**	61,614,885.51
Retained earnings	**492,738,353.95**	348,842,914.78
Including:cash dividends planed to allocate	**56,763,000.00**	20,272,500.00
Total Shareholders' equity	**2,634,237,608.07**	2,438,456,921.02
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,688,204,926.48**	2,465,440,311.59


Annual Report 2005
GPC

Income Statement

For the year ended 31 December 2005

Form 6
In RMB Yuan

Items		Notes	2005	2004
I.	**Sales from principal operations**		—	—
	Less: cost of principal operations		—	—
	Less: Sales tax and levies		—	—
II.	**Profit from principal operations**		—	—
	Add: Profit from other operations		**7,446,705.82**	8,408,475.17
	Less: Operating expenses		—	—
	Less: General and administrative expenses		**24,099,918.37**	24,568,843.51
	Less: Financial expenses		**(1,286,468.67)**	(2,129,172.49)
III.	**Operating profit**		**(15,366,743.88)**	(14,031,195.85)
	Add: Investment income	VII-3	**201,914,521.18**	62,978,959.10
	Add: Subsidies income		—	—
	Add: Non-operating income		**3,883.97**	10,807.00
	Less: Non-operating expenses		**(6,587,090.70)**	196,623.30
IV.	**Total profit**		**193,138,751.97**	48,761,946.95
	Less: Income tax		—	—
V.	**Net profit**		**193,138,751.97**	48,761,946.95







The Statement of Profit Distribution

For the year ended 31 December 2005

Form 7
In RMB Yuan

	Items	2005	2004
I.	**Net profit**	**193,138,751.97**	48,761,946.95
	Add: Retained earnings brought forward	**348,842,914.78**	356,049,259.87
	Add: Transfer from others	—	—
II.	**Profit distributable**	**541,981,666.75**	404,811,206.82
	Less: Provision of statutory surplus reserves	**19,313,875.20**	4,876,194.69
	Less: Provision of statutory public welfare fund	**9,656,937.60**	2,438,097.35
	Less: Provision of staff bonus and welfare fund	—	—
	Less: Provision of reserve fund	—	—
	Less: Provision of enterprise expansion fund	—	—
	Less: Profit returned to investment	—	—
III.	**Profit distributable to shareholders**	**513,010,853.95**	397,496,914.78
	Less: Dividend for preferred shares	—	—
	Less: Transfer to discretionary surplus reserves	—	—
	Less: Dividend for ordinary shares	**20,272,500.00**	48,654,000.00
	Less: Dividend for ordinary shares transfer to share capital	—	—
IV.	**Retained earnings**	**492,738,353.95**	348,842,914.78




Annual Report 2005


GPC

STATEMENT OF CASH FLOW

For the Year of ended 31 December 2005

Form 8-1
In RMB Yuan

Items		2005	2004
I.	**Cash flows from operating activities:**		
	Cash received from sales of goods or rendering services	—	—
	Refund of tax and levy	—	—
	Other cash received relating to operating activities	**11,308,896.03**	**11,954,078.34**
	Subtotal of cash inflows	**11,308,896.03**	11,954,078.34
	Cash paid for goods or services	—	—
	Cash paid to or on behalf of employees	**6,577,370.76**	7,416,248.88
	Taxes paid	**1,007,374.28**	504,669.44
	Other cash paid in relation to operating activities	**14,115,308.38**	10,401,505.41
	Subtotal of cash outflows	**21,700,053.42**	18,322,423.73
	Net cash flows from operating activities	**(10,391,157.39)**	(6,368,345.39)
II.	**Cash flows from investing activities:**		
	Cash received from sale of investments	—	40,344,197.13
	Including: cash received from sales of subsidiaries	—	—
	Cash received from investment income	**115,690,821.22**	122,319,276.02
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets	**250.00**	690.00
	Other cash received from investing activities	**306,697,905.06**	217,655,488.19
	Subtotal of cash inflows	**422,388,976.28**	380,319,651.34
	Cash paid to acquire fixed assets, intangible assets and other long-term assets	**2,698,984.00**	1,554,975.55
	Cash paid to acquire investments	**38,272,320.08**	81,575,713.99
	Including: cash paid for purchasing sibsidiaries	—	71,575,713.99
	Other cash paid in relation to investing activities	**492,220,716.73**	236,270,697.60
	Subtotal of cash outflows	**533,192,020.81**	319,401,387.14
	Net cash flows from investing activities	**(110,803,044.53)**	60,918,264.20
III.	**Cash flows from financing activities**		
	Proceeds from absorbing investments	—	—
	Proceeds from borrowings	**148,000,000.00**	—
	Other proceeds relating to financing activities	**51,059,940.88**	—
	Subtotal of cash inflows	**199,059,940.88**	—
	Cash repayments of amounts borrowed	**108,000,000.00**	—
	Cash payments for distribution of dividends, profits or interest expenses	**21,383,911.13**	49,222,454.75
	Other cash payments relating to financing activities	**59,988,928.55**	35,000,000.00
	Subtotal of cash outflows	**189,372,839.68**	84,222,454.75
	Net cash flows from financing activities	**9,687,101.20**	(84,222,454.75)
IV.	**Effect of foreign exchange rate changes on cash**	**(197,881.71)**	(61,835.60)
V.	**Net increase in cash and cash equivalents**	**(111,704,982.43)**	(29,734,371.54)



STATEMENT OF CASH FLOW

For the Year of ended 31 December 2005

Form 8-2
In RMB Yuan

Supplemental Information	**2005**	2004
1. Reconciliation of net profit to cash flows from operating activities:		
Net profit	**193,138,751.97**	48,761,946.95
Add: Provision for value impairment of assets	**(7,109,752.25)**	—
Depreciation of fixed assets	**3,652,576.93**	3,334,302.86
Amortization of intangible assets	—	—
Amortization of long-term prepaid expenses	**580,105.42**	759,324.26
Decrease in prepaid expenses (less: increase)	—	—
Increase in accrued expenses (less: decrease)	**280,164.70**	150,000.00
Losses on disposal of fixed assets, intangible assets and other long-term assets (less:gains)	—	5,742.70
Losses on scrapping of fixed assets	**7,828.19**	26,959.14
Financial expenses	**1,542,864.56**	—
Losses on investments (less: gains)	**(201,914,521.18)**	(62,978,959.10)
Deferred tax credit (less: debit)	—	—
Decrease in inventories (less: increase)	—	—
Decrease in operating receivables (less: increase)	**846,278.53**	1,800,677.81
Increase in operating payables (less: decrease)	**(1,335,068.58)**	1,771,659.99
Others	**(80,385.68)**	—
Net cash flows from operating activities	**(10,391,157.39)**	(6,368,345.39)
2. Investing and financing activities that do not involve in cash receipts or payments:		
Conversion of debt into capital	—	—
Convertible bonds due within 1 year	—	—
Fixed assets under finance lease	—	—
3. Net increase in cash and cash equivalents:		
Cash at the end of the period	**90,102,690.07**	201,807,672.50
Less: Cash at the beginning of the period	**201,807,672.50**	231,542,044.04
Add: Cash equivalents at the end of the period	—	—
Less: Cash equivalents at the beginning of the period	—	—
Net increase in cash and cash equivalents	**(111,704,982.43)**	(29,734,371.54)


Annual Report 2005


GPC

I. BASIC CONDITION OF THE COMPANY

Guangzhou Pharmaceutical Company Limited (the "Company") is a joint stock company with limited liability established initially in this form in the People's Republic of China pursuant to a reorganization of eight Chinese patent medicine manufacturing entities and three pharmaceutical trading entities formerly under the supervision and control of Guangzhou Pharmaceutical Holdings Limited (the "Holding") with the capital injection of the state owned equity relating to the operating assets in accordance with the TGS [1997] 139 article issued by the Economic Structure Reform Committee of the State. The Company obtained an enterprise legal person business license with the official code of 4401011101830 on 1 September 1997.

Pursuant to the document with ref. TGS [1997] 145 issued by the Economic Structure Reform Committee of the State and the ZWF [1997] 56 article issued by the Securities Committee of the State Council, the Company issued 219.9 million H shares of stock listed on the Stock Exchange of Hong Kong Limited in October 1997. Approved by the China Securities Regulatory Committee, the Company issued 78 million A shares on 10 January 2001. The total amount of shares of the Company is RMB810,900,000, including RMB513,000,000 shares owned by the State, representing 63.26% of the total shares, and public shares of RMB297,900,000, representing 36.74% of the total shares.

The Company and its subsidiaries (the "Group") engage in capital management, investment, development, financing, the development and manufacturing of Chinese patent medicine, the manufacturing of biological products, health protection medicines and drinks, and the wholesale, retail and import & export of Chinese patent medicine, western pharmaceutical products and various medical apparatus.

The Group's current structure includes eight Chinese patent medicine manufacturing entities, one chemical materials medicine manufacturing entity, two medical research & development entities and four pharmaceutical trading entities.

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND METHOD FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting System

The Group implements the Accounting Standards for Business Enterprises and the Accounting System for Business Enterprises and the supplementary stipulations.

2. Accounting Year

Accounting year of the Group coincides with the calendar year, i.e., from January 1 to December 31 on the Gregorian calendar.

3. Bookkeeping Currency

The Group uses Renminbi ("RMB") as its bookkeeping currency.

4. Basis of Recording and Valuation

The Group adopts accrual concept as basis of recording and historical cost as basis of valuation.



II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND METHOD FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

5. Foreign Currency Translation

Foreign currency transactions during the year are translated into RMB at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recorded as financial expenses of the current period.

6. Cash Equivalents

Cash equivalents are defined as investments that are short-term, highly liquid, readily convertible to cash of known amount and are subject to a low risk of change in value at the time the Group prepares the statement of cash flows.

7. Accounting for Bad Debts

The Group provides provision for bad debts. The provision will be reversed when bad debts arise.

Certified standards of bad debts recognition:

A. If the debtor becomes bankrupt or dies, the amount remaining after repayment by liquidation property or legacy, will be the bad debts.

B. If the debtor does not make repayment for over three years and there is obvious evidence showing that the receivables can not be recalled, the amount remaining will be bad debts upon the approval of the board of directors.

According to the accrual standards of provision for bad debts approved by the board of directors, the Group provides provision for bad debts based on the aging of receivable balances. In addition, the Group provides special provision for high-risk receivables based on the financial status and solvency of the debtor.

The provision rates are based on the aging of receivable balances as follows:

Aging	Provision rate
Within 1 year	1%
1~2 years	10%
2~3 years	30%
3~4 years	50%
4~5 years	80%
Over 5 years	100%

The above receivables include accounts receivable and other receivables. The Group provides provision for other receivables after deduction of the balance of related party debtors, unreimbursed business disbursements and other current accounts irrelevant to repayment of accounts.

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND METHOD FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

8. Inventories

Inventories of the Group include finished goods, goods in stock, work-in-process, raw materials, goods in transit, low-valued consumables and packaging materials, etc.

Inventories are valued based on the perpetual account record and cost of acquisition. Consolidated subsidiaries include manufacturing enterprises and commercial enterprises. The respective basis of valuation is as follows:

(1) Manufacturing enterprises:

If raw materials and finished products are stated at planned cost, inventories are recorded at planned cost upon daily receipt and dispatch. At the end of the month, the amount of inventories stated at planned cost will be adjusted for price variances borne by them to arrive at the actual cost; if stated at actual cost, inventories are accounted for on a weighted average basis or first-in-first-out basis.
Low-valued consumables and packaging materials are recorded at actual cost and fully amortized upon issuance for use.

(2) Commercial enterprises:

Inventories of wholesale enterprises are stated at acquisition cost and accounted for on first-in-first-out basis.
Inventories of retail enterprises are stated using the selling price method. The amount is adjusted for price variances to arrive at actual cost at month-end.
Inventories are checked at the period-end. In case the costs are higher than the net realizable values owing to damage, whole or partial obsoleteness or lower selling price than cost, the Group will provide provision for inventories for the difference.

9. Short-term Investments

Short-term investments of the Group are recorded at total price on acquisition deducting the cash dividends or interest that have been declared but not received. Cash dividends or interest will be offset against the carrying amount of investments upon receipt. on disposal of a short-term investment, the difference between the sale proceeds received and the carrying amount of the investment will be recognized as an investment income in the current period.

Short-term investments of the Group are measured at the lower of cost and market value. At the period-end, if market value is lower than cost, provision will be made for the difference.



II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND METHOD FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

10. Long-term Equity Investments

Long-term equity investments by the Group are stated at the actual cost.

The cost method will be applied if the Group holds less than 20% of the voting capital of the investee, or it holds 20% or more of the voting capital of the investee but does not have significant influence over the investee. The equity method will be applied if the Group holds 20% or more of the voting capital of the investee, or it holds less than 20% of the voting capital of the investee but has significant influence over the investee. The equity method will be applied and consolidated accounting statements will be prepared if the Group holds 50% or more of the voting capital of the investee, or it holds less than 50% of the voting capital of the investee but has significant influence over the investee.

When the equity method is adopted, the Group recognizes investment gain or loss according to its attributable share of the investee's net profit or loss. When the cost method is adopted, profits or cash dividends declared to be distributed by the investee are recognized as investment income in the current period.

Differences between the investment cost and the investor's share of owner's equity of the investee are amortized evenly over the investment period, if any, as stipulated in the investment contract. If the investment period is not specified in the contract, the said difference is amortized over a period not more than 10 years. The shortfall of the investment cost over the investor's share of owner's equity of the investee is recorded as capital surplus-Reserve of equity investment.

11. Long-term Debenture Investments

Long-term debenture investments of the Group are stated at actual cost and investment income is accounted for at cost method.

Premium or discount is amortized at a straight-line method when recognizing related interest income over the period between the acquisition date and the maturity date of the debenture.

12. Provision for Impairment of Long-term Investments

Approved by the board of directors, if the carrying amount of a long-term investment is lower than its recoverable amount as a result of continuous decline in market value or deterioration in operating conditions of the investment, and the decline will not be recovered in the foreseeable future, the Group will make the provision for this based on the difference between the recoverable amount and the carrying amount of the long-term investment.


GPC

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND METHOD FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

13. Fixed Assets and Depreciation

Fixed assets include houses and buildings, vehicles, machinery equipment and tools with useful lives over one year and unit cost more than RMB2, 000. Fixed assets are stated at cost and depreciated over their useful lives at straight-line method, taking into account the estimated residual value of 0% to 10%. The annual rates of depreciation are as follows:

Fixed assets category	Useful lives	Depreciation rate
Houses and buildings	15~50 years	1.80%~6.60%
Machinery equipment	4~18 years	5%~24.75%
Vehicles	5~10 years	9%~19.80%
Electric equipment	5~10 years	9%~19.80%
Office equipment	4~8 years	11.25%~24.75%
Renovation of fixed assets	5 years	20%

When depreciation is provided to the assets with provision for impairment, the depreciation rates and amounts are recomputed based on the book value of assets (i.e., original cost less accumulated depreciation and provision for impairment), and the remaining useful lives; in case that the value of the fixed assets with provision is recovered, the depreciation rates and amounts will be recomputed at the new book value and the remaining useful life.

In the event that the fixed assets' recoverable amounts are less than the carrying amount due to a *continuing decline in market value or obsolesce, damage, long idleness or other economic reasons,* the Group will provide provision for the difference.

14. Construction Work in Progress

Project cost of construction work in progress is valued at actual cost, and transferred to fixed assets when the work reaches its expected usable condition.

In the event that the construction work is suspended for a long period and will not restart in the foreseeable future, or is outdated in function or technology, and the economic benefit flowed to the entities is very uncertain, or with other full elements proving that value of the construction work is impaired, provision will be made for the difference between the carrying amount and the lower recoverable amount.

15. Intangible Assets and Amortization

Intangible assets of the Group, which are mainly land use rights and proprietary technologies, are stated at actual cost and amortized evenly over their expected useful lives commencing from the month when acquired.

At the end of the period, the intangible assets are measured at the lower of carrying amount and recoverable amount. If the recoverable amount is lower than the carrying amount, provision will be made for the difference.



II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND METHOD FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

16. Long-term Deferred Expenses

Long-term deferred expenses are stated at actual cost and amortized evenly over the anticipated beneficial period.

Organization expenses are recorded in long-term deferred expenses upon occurrence, and fully amortized in the first month of formal operation.

17. Accounting for Borrowing Costs

Borrowing costs relating to operations are taken to financial expenses of the current period.

The borrowing costs incurred in the acquisition of long-term assets, such as fixed assets, are capitalized before the relevant assets reach the expected usable condition and recognized as current financial expenses thereafter.

The capitalization amount of borrowing costs shall be the product of weighted average amount of accumulated expenditures incurred for the acquisition or construction of a fixed asset up to the end of the current period multiplied by capitalization rate.

18. Recognition of Revenue

Revenue from sales of goods is recognized when goods are dispatched, the title to the goods and the major risks and rewards are passed to customers and the Group does not execute the right of supervision and control over the goods, payment or payment evidences are obtained, and the cost of goods sold can be measured reliably.

When the provision of services is started and completed within the same accounting year, revenue should be recognized at the time of completion of the services as well as receiving the revenue or the receipt voucher. When the provision of services is started and completed in different accounting years and the outcome of the transaction involving the rendering of services can be estimated reliably, revenue should be recognized at the balance sheet date by the use of the percentage of completion method.

19. Accounting treatment for income tax

The Group accounts for income tax using the tax payable method.

20. Basis of Preparation of Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with ref. [1995] 11 article "Temporary Regulation of Consolidation on Financial Statements" and CKEZ [1996] 2 article "Reply on the Consolidation Scope for the Consolidated Financial Statements" issued by the Ministry of Finance. The consolidated financial statements have included all principal subsidiaries under control in the consolidation scope and eliminated sufficiently the business activities between the Company and its subsidiaries or between subsidiaries, based on the individual financial statements of the Company and each subsidiary in the consolidation scope.

III. TAXATION AND OTHER ADDITIONAL TAXES

The type and rate of taxes applicable to the Group are as follows:

1. Circulating tax and other additional taxes

1) Circulating tax

Taxable item	Tax	Rate
Revenue from sale of products	Value-added tax	17%
Revenue from transfer of materials	Value-added tax	17%
Revenue from rendering services	Business tax	5%
Revenue of rental	Business tax	5%
Revenue of capital employed	Business tax	5%
Revenue from sale of wine products	Consumption tax	10%

2) City construction tax

The city construction tax is calculated and paid based on 7% of the total amount of circulating tax. Subsidiaries of the Group that are foreign invested enterprises are exempted from city construction tax in accordance with PRC regulations.

3) Education surcharge

The education surcharge is calculated and paid based on 3% of the total amount of circulating tax. Subsidiaries of the Group that are foreign invested enterprises, are exempted from education surcharge in accordance with PRC regulations.

2. Enterprise income tax

The Group calculates and pays enterprise income tax at the rate of 33% in accordance with Temporary Regulation of Enterprise Income Tax in the People's Republic of China.

Pursuant to the stipulations of the Income Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises, Guangzhou Qixing Pharmaceutical Co., Ltd., a subsidiary of the Group, applies the corporation income tax rate of 24% and local income tax rate of 3%. Being a domestic enterprise, the corporation income tax of Guangzhou Wanglaoji Pharmaceutical Co., Ltd. was 30% from January to February of year 2005, with respectively a 3% local income tax. It was exempted from the aforesaid taxes beginning from March of year 2005 since it received the captial increment injected by Golden Forece Pharmacy Limited and consequently became a joint stock company with limited liabilites and foreign investment who enjoys the preferential tax policy, i.e., from the year beginning to make profit, it is exempted from income tax in the first and second years and allowed a fifty percent reduction from the third to the fifth years. Therefore, Guangzhou Wanglaoji Pharmaceutical Co., Ltd. is exempted from the aforesaid taxes this year.



IV. SUBSIDIARIES AND JOINT VENTURES

1 Major subsidiaries in the consolidation scope of the consolidated financial statements

Company Name	Registered Place	Paid-in Capital/ Stock *(RMB'000)*	Actual Investment of the Group to its subsidiaries *(RMB'000)*	% of Equity Interest *(%)*	Principal Activities
Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd.	Guangzhou	127,760	93,330	72.96	Research & development of medicine and products of health care
Guangzhou Bio-technology Co., Ltd.	Guangzhou	83,600	80,000	95.69	Research & development of medicine
Guangzhou Huanye Pharmaceutical Co., Ltd.	Guangzhou	6,000	3,580	59.70	Manufacturing chemical materials for medicine
Guangzhou Xingqun Pharmaceutical Co., Ltd.	Guangzhou	77,170	68,670	88.99	Production of Chinese patent medicine
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	Guangzhou	166,000	161,050	97.016	Production of Chinese patent medicine
Guangzhou Chenliji Pharmaceutical Factory	Guangzhou	112,850	112,850	100	Production of Chinese patent medicine
Guangzhou Qixing Pharmaceutical Factory	Guangzhou	82,420	82,420	100	Production of Chinese patent medicine
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	Guangzhou	86,230	76,230	88.4	Production of Chinese patent medicine
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	Guangzhou	65,440	57,440	87.77	Production of Chinese patent medicine
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	Guangzhou	204,760	98,380	48.0465	Production of Chinese patent medicine
Guangzhou Pharmaceuticals Corporation	Guangzhou	222,000	215,330	96.9941	Trading of western pharmaceutical products and medical apparatus
Guangzhou Chinese Medicine Corporation	Guangzhou	75,030	75,030	100	Trading of Chinese patent medicine and Chinese raw medicine
Guangzhou Pharmaceutical Import & Export Corporation	Guangzhou	15,000	15,600	100	Import and export of medicine
Guangzhou Pharmaceutical Ying Bang Trading Co.Ltd.	Guangzhou	18,410	3,890	51	Trading of Chinese patent medicine and Chinese raw medicine
Guangxi Ying Kang Pharmaceutical Co.Ltd.	Nanning	31,880	21,720	51	Production of Chinese patent medicine

IV. SUBSIDIARIES AND JOINT VENTURES *(continued)*

2 Subsidiaries with or over 50% equity interest held by the Group but not included in the consolidation scope are as follows:

The Group holds 66% of equity interest in Guangzhou Kangshou Pharmaceutical Co., Ltd. but does not include it in the consolidation as it is being liquidatied during the current year.

The Group holds 51% of equity interest in Guangzhou Jing Xiu Tang 1790 Trading Co., Ltd. and 50% of Guangzhou Lianjie Computer Technology Co., Ltd. as well as Guangzhou Zhongfu Pharmaceutical Co., Ltd. As the shares on the total of assets, sales and net profit of the both companies owned by the Group are under 10% of the total of assets, sales revenue, and net profit of the Group, they are not included in the consolidation in accordance with the Reply to the Quaere on Scope of Consolidation with reference No. CK2Z(1996)No.2 and the principle of materiality.

3 Change in consolidation scope:

In the reporting period, Golden Force Pharmacy Ltd. has made its contribution of RMB168,880,000 to Guangzhou Wanglaoji Pharmaceutical Co., Ltd., according to the signed Warrant to Subscribe, and in return acquired 48.0465% of the equity interest of the company. This increment has changed the Company's share holding proportion in Guangzhou Wanglaoji Pharmaceutical Co., Ltd. from 92.48% to 48.0465%. Therefore, Guangzhou Wanglaoji Pharmaceutical Co., Ltd. has changed its relation with the Company from a holding subsidiary to a joint venture. From the beginning of this reporting period, when preparing the consolidated financial statements, consolidation by proportion instead of full amount is adopted for this investee.

V. PROFIT DISTRIBUTION

The profit after tax will be distributed in the following order:

1) Making up losses;

2) Allocation to statutory surplus reserve fund;

3) Allocation to statutory public welfare fund;

4) Allocation to discretionary surplus reserve fund;

5) Payment of dividends.

The distribution of profit after tax and payment of dividends will be proposed by the board of directors and approved by the shareholders' general meeting. Unless the shareholders come to other agreement, the board of directors is authorized by the shareholders' general meeting to declare and pay interim dividends.


GPC

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED)

1. Monetary funds

	Closing Balance	Beginning Balance
Cash in hand	**1,304,902.35**	1,192,326.45
Cash in bank	**610,639,962.83**	859,419,351.72
Other monetary funds	**5,038,083.82**	20,212,919.73
	616,982,949.00	880,824,597.90

1) Breakdown of cash in bank

	Closing Balance	Beginning Balance
Current deposit	**525,246,900.83**	715,712,994.49
Time deposit	**85,393,062.00**	143,706,357.23
	610,639,962.83	859,419,351.72

2) Breakdown of other monetary funds

	Closing Balance	Beginning Balance
Out-port bank deposit	**51,602.35**	51,175.67
Credit card deposit	**538,487.09**	290,109.98
L / C guaranty deposit	**1,458,961.42**	4,830,076.94
Bank bill deposit	—	10,165,833.00
Others	**2,989,032.96**	4,875,724.14
	5,038,083.82	20,212,919.73

3) At the end of the year, the Group held deposit of HKD 2,187,000 (equivalent to RMB 2,275,000) and USD862.81 (equivalent to RMB6,963.65) in Hong Kong.

4) The closing balance of monetary funds decreases by 30% as compared with the beginning balance. The main reason is that the Group has imbursed the banking loans of RMB207,562,000and realised capitalized expenses of RMB124,356,000 (including construction work-in-process and fixed assets).




Annual Report 2005


GPC

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

2. Short-term investments

Item	Closing Balance	Write-down Provision	Market price at the year-end
Treasury bond	**9,752,600.00**	7,802,080.00	—
Fund	**10,000,000.00**	1,048,000.00	8,952,000.00
	19,752,600.00	8,850,080.00	

1) According to the closing price of the Shanghai Stock Exchange and the Shenzhen Stock Exchange on December 31, 2005, the Group made short-term investment provision for the difference between cost and the lower market price.

2) The closing balance of short-term investment provision increases by 643.33% as compared with the beginning balance. The main reason is that the par value of the treasure bonds under trusteeship by the Group of Nanfang Security Co., Ltd. is RMB10,000,000 (the book amount is RMB9,752,600). It is acknowledged that Nanfang Security Co., Ltd. was declared to go bankruptcy on April 29, 2005 and the Group has finished the process of creditor's rights registration. In the Group's opinion, there is some uncertainty in full recovery of the above-mentioned treasure bills. Under the circumstances, the Group has accrued provision at 80% of the book value.

3. Notes receivable

	Closing Balance	Beginning Balance
Bank acceptance bill	**207,972,477.00**	62,186,822.02
Trade acceptance bill	**123,781,386.41**	123,022,778.21
	331,753,863.41	185,209,600.23

The closing balance of notes receivable increases by 79.12% compared with the beginning balance, mainly owing to the enlargement of the Group's business scale and thus more bills are used for settlement.



VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

4. Dividends receivable

	Closing Balance	Beginning Balance
Dividends receivable from Guangzhou Wanglaoji Pharmaceutical Ltd., Co.	**3;709,259.53**	—

The closing balance of dividends receivable increases by RMB3,709,259.53 compared with the beginning balance. The reason for this is that the subsidiary company, Guangzhou Wanglaoji Pharmaceutical Co., Ltd., has become a cooperatively run enterprise of the Company after it received the capital increment. Therefore, the dividends receivable comes from consolidation by proportion for this company.

5. Accounts receivable

1) Aging analysis of Accounts Receivable

	Closing balance			
Aging	**Balance**	**%**	**Bad Debt Provision**	**Provision Proportion**
Within 1 year	946,271,187.05	94.19	9,120,741.30	1%
1~2 years	18,585,749.53	1.85	2,328,004.52	12.53%
2~3 years	7,747,640.01	0.77	3,317,116.23	42.81%
3~4 years	11,859,603.02	1.18	10,441,462.88	88.04%
4~5 years	3,182,169.21	0.32	2,662,153.36	83.66%
Over 5 years	17,011,514.23	1.69	17,011,514.23	100.00%
	1,004,657,863.05	100.00	44,880,992.52	4.47%

	Beginning Balance			
Aging	**Balance**	**%**	**Bad Debt Provision**	**Provision Proportion**
Within 1 year	957,240,209.19	93.65	9,609,444.44	1.00%
1~2 years	18,333,301.62	1.79	3,516,319.01	19.18%
2~3 years	16,413,164.55	1.61	13,273,231.44	80.87%
3~4 years	4,021,203.48	0.39	2,581,749.92	64.20%
4~5 years	6,774,493.37	0.66	6,142,185.98	90.67%
Over 5 years	19,333,342.80	1.90	19,333,342.79	100.00%
	1,022,115,715.01	100.00	54,456,273.58	5.33%

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

5. Accounts receivable *(continued)*

2) From the aforementioned balance, no account is due of shareholders with 5% or more voting shares.

3) From the aforementioned closing balance, RMB78,656,818.24 is owed by the top five customers with largest amount, representing 7.83% of the total balance.

4) The current 370 reversals of accounts receivable amount to RMB9,775,169.93 without any related party transactions.

6. Other receivables

1) Aging analysis of other receivables:

	Closing balance			
Aging	Balance	%	Bad Debt Provision	Provision Proportion
Within 1 year	15,761,916.68	20.36	300,612.12	1.91%
1~2 years	18,015,695.32	23.27	159,151.77	0.88%
2~3 years	16,811,537.47	21.72	2,830,830.91	16.84%
3~4 years	5,337,371.51	6.90	1,291,900.00	24.20%
4~5 years	9,783,921.53	12.64	1,240,695.60	12.68%
Over 5 years	11,695,042.17	15.11	7,149,398.52	61.13%
	77,405,484.68	100.00	12,972,588.92	16.76%

	Beginning Balance			
Aging	Balance	%	Bad Debt Provision	Provision Proportion
Within 1 year	64,888,082.69	51.87	577,190.29	0.89%
1~2 years	31,298,696.04	25.02	1,870,367.38	5.98%
2~3 years	5,443,619.75	4.35	1,867,311.67	34.30%
3~4 years	11,711,184.50	9.36	284.75	0.00%
4~5 years	2,040,251.54	1.63	1,005,659.02	49.29%
Over 5 years	9,719,192.98	7.77	7,998,130.97	82.29%
	125,101,027.50	100.00	13,318,944.08	10.65%







VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

6. Other receivables *(continued)*

2) Breakdown of other receivables:

	Closing Balance	Beginning Balance
Petty cash	**2,031,221.08**	2,268,239.88
Security deposits of all kinds	**5,263,331.18**	4,217,943.36
Prepayment for projects and equipment	**—**	11,786,965.97
Advances for operations	**12,146,825.16**	19,335,088.32
Staff borrowings	**392,713.84**	245,585.58
Current accounts between related parties	**14,770,160.08**	23,923,424.79
Suspense payment account	**4,491,792.68**	9,100,614.52
Discounts and allowance receivables	**9,560,522.11**	22,523,950.71
Current account with external companies	**28,748,918.55**	31,699,214.37
	77,405,484.68	125,101,027.50

In the closing balance of other receivable, the amount of dues from shareholder with 5% or more voting shares is that from the Group with an amount of RMB5,059,728.42.

3) The five largest amounts of other receivables add up to RMB28,044,738.52 accounting for 36.23% of the total.

4) The current 3 reversals of other receivables amount to RMB2,652,774.20 without any related party transactions.

5) The closing balance of other receivables decreases by 38.13% compared with the beginning balance, essentially owing to the re-classification of the original "Other Receivables for Prepayment for projects and equipment" to the account of Construction Work-in Process; the pharmaceutical trading entities of the Group has strengthened the reclaim of the receivables, resulting in the great deduction of discount and allowance receivables.

7. Advances to suppliers

Among the closing balance, no advance is prepaid to shareholders with 5% or more voting capital.

8. Subsidies receivable

	Closing Balance	Beginning Balance
Export tax refundable	**3,361,927.18**	2,224,155.35

The closing balance of subsidies receivables increases by 51.16% compared with the beginning balance due to the increased export scale of Guangzhou Pharmaceutical Import & Export Corporation, a subsidiary company of the Group, and the export tax refund receivable is increased accordingly.


GPC

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

9. Inventories

	Closing Balance		Beginning Balance	
	Balance	**Provision**	Balance	Provision
Material in transit	**4,290,795.98**	—	1,761,969.43	—
Raw materials	**82,530,152.44**	**43,562.63**	84,240,197.29	298,752.78
Work-in-process	**110,259,697.64**	—	79,290,846.85	—
Finished goods	**91,549,539.57**	—	95,650,066.82	63,937.84
Low-value Consumables	**1,482,414.28**	—	1,715,469.16	—
Packaging Materials	**28,677,577.80**	—	32,304,739.81	—
materials on consignment for further processing	**402,807.58**	—	181,754.49	—
Consigned goods for sale	**63,264.17**	—	—	—
Goods in stock	**830,892,420.41**	**1,910,664.20**	808,089,816.93	24,952,828.40
Others	**374,479.02**	—	5,414.40	—
	1,150,523,148.89	**1,954,226.83**	1,103,240,275.18	25,315,519.02

The closing balance of the provision for inventory write-down decreases by 92.28% compared with the beginning balance, mainly because the subsidiary company Guangzhou Chineses Medicine Corporation has scrapped inventory of RMB22,940,000. As the result, the provision for inventory accrued at the end of last year is reversed accordingly.

10. Prepaid expenses

	Beginning Balance	Current Addition	Current Amortization	Closing Balance
Prepayments of Insurance premium	1,655,791.47	965,929.39	1,879,935.65	741,785.21
Repairment and maintenance of fixed assets	—	9,480.20	9,480.20	—
Road toll	203,113.98	281,657.00	414,520.98	70,250.00
Advertising fee	66,000.00	14,226,123.91	789,916.86	13,502,207.05
Deductible input VAT	87,387,622.30	712,885,613.09	694,364,815.48	105,908,419.91
Others	522,904.24	3,247,767.36	3,328,074.29	442,597.31
	89,835,431.99	731,616,570.95	700,786,743.46	120,665,259.48

The closing balance of prepaid expenses increases by 34.32% compared with the beginning balance, due to an ascending business with increment of procurement as well as that of deductible input VAT.



VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

11. Long-term equity investment

(1) Details of long-term equity investment are as follows:

Investee	Term	Holding proportion	Initial contribution of investment (Note)
Indonesia Sanyou Industrial Company Limited	2014	50.00%	1,521,562.82
Guangzhou Zhongfu Pharmaceutical Company Limited	N/A	50.00%	400,000.00
Shanghai Jiuhe Tang Chinese Medicine Company Limited	2007	29.72%	563,046.60
Hangzhou Zhe Da Han Fang Chinese Medicine Co.	N/A	44.00%	440,000.00
Guangzhou Jing Xiu Tang 1790 Trading Co., Ltd.	N/A	51.00%	255,000.00
Guangzhou Kangshou Pharmaceutical Co., Ltd.	2006	66.00%	2,460,000.00
Ming Tai Industrial (Thailand) Company Limited	2007	40.00%	516,930.33
East China Pharmaceutical Co., Ltd.	N/A	—	126,843.02
Guangzhou Lianjie Computer Technology Co., Ltd.	N/A	50.00%	250,000.00
Guangzhou Chinese Medicine Corporation Beijing Road Chinese Medicine Bazaar	N/A	20.00%	160,000.00
Golden Eagle Asset Management Co.	N/A	20.00%	20,000,000.00
Jihua Medical Apparatus Company Limited	N/A	24.00%	4,200,000.00
Guangzhou Jinshen Pharmaceutical Co., Ltd.	N/A	38.25%	765,000.00
China Everbright Bank	N/A	—	10,725,000.00
Nanhai Nanfang Packaging Co., Ltd.	2011	21.42%	30,000,000.00
Guoyao Group Industrial Co., Ltd.	N/A	10.00%	8,000,000.00
Beijing Gugong Gongyuan Cultural Development Co., Ltd	N/A	10.00%	200,000.00
Qixing Mazhong Pharmaceutical Co., Ltd.	2005	40.00%	362,826.38
Bank of Communications	N/A	—	393,841.40
Total			81,340,050.55

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

11. Long-term equity investment *(continued)*

(2) The movements of long-term equity investment in the current year are as follows:

Investee	Closing Balance	Current Fluctuation under Equity Method	Accumulated Fluctuation under Equity Method	Provision	*Note*
Indonesia Sanyou Industrial Company Limited	**1,078,551.23**	—	(443,011.59)	1,078,551.23	1
Guangzhou Zhongfu Pharmaceutical Company Limited	**1,448,686.30**	—	1,048,686.30	—	
Shanghai Jiuhe Tang Chinese Medicine Company Limited	**563,046.60**	—	—	—	
Hangzhou Zhe Da Han Fang Chinese Medicine Co.	**174,407.66**	(94,415.41)	(265,592.34)	—	
Guangzhou Jing Xiu Tang 1790 Trading Co.	**221,889.71**	(33,110.29)	(33,110.29)	—	
Guangzhou Kangshou Pharmaceutical Co., Ltd.	**1,555,683.73**	(41,699.07)	(904,316.27)	—	
Ming Tai Industrial (Thailand) Company Limited	**321,146.49**	35,770.93	(195,783.84)	—	
East ChinaPharmaceutical Co., Ltd.	**126,843.02**	—	—	—	
Guangzhou Lianjie Computer Technology Co., Ltd.	**120,576.45**	(67,429.01	(129,423.55)	—	
Guangzhou Chinese Medicine Corporation Beijing Road Chinese Medicine Bazaar	**218,399.05**	—	58,399.05	—	
Golden Eagle Asset Management Co.	**9,757,693.31**	(1,782,850.40)	(10,242,306.69)	—	
Jihua Medical Apparatus Company Limited	**2,094,885.57**	(783,204.82)	(2,105,114.43)	—	
Guangzhou Jinshen Pharmaceutical Co., Ltd.	**82,521.47**	(311,966.12)	(682,478.53)	—	
China Everbright Bank	**10,725,000.00**	—	—	—	
Nanhai Nanfang Packaging Co., Ltd.	**30,000,000.00**	—	—	—	
Guoyao Group Industrial Co., Ltd.	**8,000,000.00**	—	—	—	
Beijing Gugong Gongyuan Co., Ltd.	**200,000.00**	—	—	—	
Qixing Mazhong Pharmaceutical Co., Ltd.	**362,826.38**	—	—	—	
Bank of Communications	**393,841.40**	—	—	—	
Guangzhou Pangaoshou Natural Health Product Co., Ltd. (Consolidation variance)	**971,121.58**	—	—	—	2
Guangzhou Huanye Pharmaceutical Co., Ltd. (Consolidation variance)	**694,638.83**	—	—	—	3
Guangzhou Bio-technology Co., Ltd. (Consolidation variance)	**371,059.60**	—	—	—	4
Fujian Guangyao Jieda Co.Ltd. (Consolidation variance)	**505,520.62**	—	—	—	5
Guangxi Ying Kang Pharmaceutical Co., Ltd. (Consolidation variance)	**541,378.56**	—	—	—	6
Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd. (Consolidation variance)	**744,574.84**	—	—	—	7
	71,274,292.40	(3,078,904.19)	(13,894,052.18)	1,078,551.23	


GPC

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

11. Long-term equity investment *(continued)*

(2) The movements of long-term equity investment in the current year are as follows: *(continued)*

Notes:

Note 1: The Group hasn't obtained the financial materials of Indonesia Sanyou Industrial Company Limited since the year 1997 and is not aware of the present condition of the investee as a result, provision was made in full amount for this investment according to the principle of prudence.

Note 2: Consolidation variance of Guangzhou Pangaoshou Natural Health Product Co., Ltd. amounts to RMB 971,121.58, representing the amortized balance of the difference between the payments made by Guangzhou Pangaoshou Pharmaceutical Co., Ltd., the subsidiary of the company, for purchase of 32% and 15% of equity interest in Guangzhou Pangaoshou Natural Health Product Co., Ltd. in October 1999 and November 2002 respectively and the attributable share of owners' equity acquired. The initial amount of the equity investment difference is RMB1,990,885.94, which is to be amortized evenly from the next month upon acquisition over the investment term as stipulated in the contract. The current amortization is RMB 161,853.68 and the accumulated amortization is RMB1,019,764.36.

Note 3: Consolidation variance of Guangzhou Huanye Pharmaceutical Co., Ltd. amounts to RMB 694,638.83, representing the amortized balance of the difference between the total payments for purchase of equity interest and the increment of capital in Guangzhou Huanye Pharmaceutical Co., Ltd. in December 2002, and the attributable share of owners' equity acquired. The difference is amortized evenly from January 2003. The initial amount is RMB 992,341.19, the current amortization is RMB 99,234.12 and the accumulated amortization is RMB 297,702.36.

Note 4: Consolidation variance of Guangzhou Bio-technology Co., Ltd. amounts to RMB371,059.60, representing the amortized balance of difference between the Company's payments for increment of capital in June 2002, November 2003 and August 2005 respectively and the attributable share of owners' equity acquired in Guangzhou Bio-technology Co., Ltd.. The initial amount is RMB 454,187.62. The current amortization is RMB35,920.22 and the accumulated amortization is RMB83,128.02.

Note 5: Consolidation variance of Fujian Guangyao Jieda Co. Ltd. is RMB505,520.62, representing the amortized balance of difference between the total payments made by Guangzhou Pharmaceutical Corporation, subsidiary of the Company, for purchase of 50% of equity interest in Fujian Guangyao Jieda Co. Ltd. on July 14, 2004 and the attributable share of owners' equity acquired. The initial amount is RMB586,110.87, the current amortization is RMB56,168.96 and the accumulated amortization is RMB80,590.25.

Note 6: Consolidation variance of Guangxi Ying Kang Pharmaceutical Co., Ltd. is RMB541,378.56, representing the amortized balance of difference between the total payments made by the Company on March 31, 2004 for purchase of 51% of equity interest in Guangxi Ying Kang Pharmaceutical Co., Ltd. and the attributable share of owners' equity acquired. The initial amount is RMB656,216.43, the current amortization is RMB65,621.64 and the accumulated amortization is RMB114,837.87.

Note 7: Consolidation variance of Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd. is RMB744,574.84, representing the amortized balance of difference between the total payments made by the Company on February 28, 2004 for purchase of 51% of equity interest in Guangzhou Pharmaceutical Yingbang Trading Co. Ltd. and the attributable share of owners' equity acquired. The initial amount isRMB911,724.29, the current amortization is RMB91,172.43 and the accumulated amortization is RMB167,149.45.


GPC

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

12. Fixed assets and accumulated depreciation

Cost	Beginning Balance	Current Increase	Current Decrease	Closing Balance
Houses & buildings	1,049,567,656.89	36,777,631.09	44,617,660.66	1,041,727,627.32
Machinery equipment	713,345,636.41	37,760,295.68	37,698,871.55	713,407,060.54
Vehicles	93,450,972.86	4,816,435.29	7,354,650.48	90,912,757.67
Electric equipment	30,528,185.09	1,683,471.84	790,574.67	31,421,082.26
Office equipment	71,292,462.59	9,207,109.72	4,849,055.51	75,650,516.80
Renovation of Fixed Assets	22,314,450.57	5,228,335.22	6,256,048.68	21,286,737.11
	1,980,499,364.41	95,473,278.84	101,566,861.55	1,974,405,781.70

Accumulated depreciation	Beginning Balance	Current Increase	Current Decrease	Closing Balance
Houses & buildings	197,634,897.89	42,086,120.06	7,840,912.97	231,880,104.98
Machinery equipment	270,071,019.50	49,448,857.76	20,844,782.08	298,675,095.18
Vehicles	59,430,827.23	6,217,673.16	5,172,571.91	60,475,928.48
Electric equipment	15,857,221.76	2,319,107.42	521,315.17	17,655,014.01
Office equipment	33,916,207.86	11,367,868.06	3,444,971.59	41,839,104.33
Renovation of Fixed Assets	6,441,347.88	2,953,889.27	993,150.00	8,402,087.15
	583,351,522.12	114,393,515.73	38,817,703.72	658,927,334.13

Provision for impairment:	Beginning Balance	Current Increase	Current Decrease	Closing Balance
Houses & buildings	18,150,656.61	641,002.56	7,148,301.69	11,643,357.48
Machinery equipment	6,371,146.29	473,669.51	1,263,097.17	5,581,718.63
Vehicles	404,199.51	—	—	404,199.51
Electric equipment	418,427.36	—	153,900.58	264,526.78
Office equipment	8,512.15	—	—	8,512.15
	25,352,941.92	1,114,672.07	8,565,299.44	17,902,314.55

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

12. Fixed assets and accumulated depreciation *(continued)*

1) During the year, the amount of construction work in progress transferred into fixed assets is RMB44,026,000

2) As at December 31, 2005, the Group has pledged its fixed assets with net value of RMB93,511,000 for bank loans.

3) At the year-end, the Group provided impairment provision for the fixed assets of RMB17,902,000for the difference whose recoverable amount were lower than the book value owing to their technology obsolescence, physical damage or long idleness.

4) The closing balance of cost of fixed asset decreases by RMB101,567,000, while the accumulated depreciation decreases by RMB38,818,000 as compared with the beginning balances. The main reason is that the subsidiary company, Guangzhou Wanglaoji Pharmaceutical Ltd., Co., has the increment of investment from a new shareholder in March 2005, and the Company has changed from a controlling shareholder to a joint controlling one. The decrease of cost of fixed assets and acculmulated depreciation is induced by using the proportional method for consolidation accordingly.

5) According to the appraisal result, the value of the Group's asset in Hongkong has rebounded. Therefore, the impairment provision for fixed assets of RMB7,110,000 is reversed based on the difference between the appraisal value and the lower book value.


GPC

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

13. Construction work in progress

1) Details of construction work in progress are as follows:

Project	Budget	Financing source	% of fund used to budget
Relocation of Guangzhou Xingqun Pharmaceutical Company	243,688,046.72	Working capital and loan from financial institute	100
Manufacture workshop project at phase 3 rd of Guangzhou Xingqun Pharmaceutical Company	16,835,778.76	Working capital	100
Production expansion project for oral liquid of Guangzhou Xingqun Pharmaceutical Company	6,700,000.00	Working capital	85
Relocation of Yunpu workshop of Guangzhou Zhongyi Pharmaceutical Co., Ltd.	197,030,000.00	Working capital, loan from financial institute and government appropriation	99
Product technical alteration ofGuangzhou Chenliji Pharmaceutical Factory	29,100,000.00	Working Capital and Stock Capital	80
Show room of Guangzhou Chenliji Pharmaceutical Factory	4,000,000.00	Working Capital	100
Conghua base construction of Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd.	118,840,000.00	Stock capital and government appropriation	93
Equipment installation of Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd.	3,786,349.50	Stock capital and government appropriation	100
Suppository production line of of Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	12,821,045.48	Working capital & loan from financial institute	100







VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

13. Construction work in progress *(continued)*

1) Details of construction work in progress are as follows: *(continued)*

Project	Budget	Financing source	% of fund used to budget
Zhuifengtouguwan production line of of Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	11,339,612.77	Working capital & loan from financial institute	100
GMP improvement project of of Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	30,300,000.00	Working capital & loan from financial institute	100
GMP improvement project of Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	104,910,000.00	Loan from financial institute and special fund from treasury bond	102
Payment for 29th F and parking place of Wuyang xincheng Plaza	8,404,709.58	Working capital	50
ERP update project	2,438,268.86	Working capital	51
GMP Project of Guangzhou Chinese Medicine Corporation, Chinese Medicine Factory	5,000,000.00	Working capital	89
Equipment installation A of Guangzhou Bio-technology Co., Ltd.	3,000,000.00	Government appropriation	64
Equipment installation B of Guangzhou Bio-technology Co., Ltd.	8,000,000.00	Working capital	117
Solid preparation workshop project of Guangzhou Huanye Pharmaceutical Co., Ltd.	4,738,900.00	Working capital	100
GMP reconstruction project of Guangxi Ying Kang Pharmaceutical Co., Ltd.	23,000,000.00	Working capital	95
Warehouse project of Guangzhou Qixing Pharmaceutical Co., Ltd.	6,000,000.00	Working Capital	—
Others	5,645,512.87	—	—




Annual Report 2005

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

13. Construction work in progress *(continued)*

2) The movements of construction work in progress in the current period are as follows:

Project	Beginning Balance	Current Addition	Transferred to fixed asset	Other Reduction	Closing Balance
Relocation of Guangzhou Xingqun Pharmaceutical Company	288,853.15	5,600,603.32	4,575,482.66	265,957.15	1,048,016.66
Manufacture workshop project at phase 3 rd of Guangzhou Xingqun Pharmaceutical Company	3,952,497.79	2,460,295.63	—	6,207,173.98	205,619.44
Production expansion project for oral liquid of Guangzhou xinqun Pharmaceutical Company	—	5,688,084.20	—	—	5,688,084.20
GMP improvement project on expansion project of grain of Guangzhou Xingqun Pharmaceutical Company	—	4,188,115.99	—	—	4,188,115.99
Relocation of Yunpu workshop of Guangzhou Zhongyi Pharmaceutical Co., Ltd.	836,849.63	8,992,600.72	3,247,176.98	1,748,582.70	4,833,690.67
Product technical alteration of Guangzhou Chenliji Pharmaceutical Factory	773,473.64	3,126,689.39	2,472,528.36	292,056.10	1,135,578.57
Show room of Guangzhou Chenliji Pharmaceutical Factory	83,561.00	126,871.84	210,432.84	—	—
Conghua base construction of Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd.	89,747,009.74	21,144,798.50	—	—	110,891,808.24
Equipment installation of Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd.	318,444.00	—	298,044.00	—	20,400.00
Prepayment for equipment of Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	2,343,821.21	2,298,459.95	4,119,393.94	—	522,887.22
Suppository production line of of Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	1,690,000.00	—	1,690,000.00	—	—
Zhuifengtouguwan production line of of Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	647,400.00	70,000.00	717,400.00	—	—



VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

13. Construction work in progress *(continued)*

2) The movements of construction work in progress in the current period are as follows: *(continued)*

Project	Beginning Balance	Current Addition	Transferred to fixed asset	Other Reduction	Closing Balance
GMP improvement project of of Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	1,210,000.00	4,305,601.45	5,515,601.45	—	—
Sewage treatment pool of of Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	558,281.00	—	558,281.00	—	—
Other projects of of Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	698,861.23	—	698,861.23	—	—
GMP improvement project of Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	2,572,916.00	4,839,186.85	4,608,814.85	—	2,803,288.00
Payment for 29th F and parking place of Wuyang xincheng Plaza	—	4,202,354.79	—	—	4,202,354.79
ERP updated project	—	1,251,104.64	—	—	1,251,104.64
GMPproject of Guangzhou chinese Medicine Corporation Chinese Medicine Factory	458,325.55	1,488,318.19	1,865,612.04	—	81,031.70
Equipment installation A of Guangzhou Bio-technology Co., Ltd.	2,303,100.00	—	2,303,100.00	—	—
Equipment installation B of Guangzhou Bio-technology Co., Ltd.	4,327,672.64	8,646,124.79	3,597,443.84	2,500.00	9,373,853.59
Solid preparation workshop project of Guangzhou Huanye Pharmaceutical Co., Ltd.	1,252,800.20	100,000.00	1,352,800.20	—	—
GMP reconstruction project of Guangxi Ying Kang Pharmaceutical Co., Ltd.	645,990.00	414,680.00	690,490.00	—	370,180.00
Warehouse project of Guangzhou Qixing Pharmaceutical Co., Ltd.	2,202,351.19	3,993,356.67	—	—	6,195,707.86
Others	2,862,867.13	11,809,648.48	5,504,727.67	1,939,103.99	7,228,683.95
	119,775,075.10	94,746,895.40	44,026,191.06	10,455,373.92	160,040,405.52

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

13. Construction work in progress *(continued)*

3) The closing balance of construction work in progress increases by 33.62% compared with the beginning balance, mainly resulting from increasing the capital contribution of RMB21,145,000 on the Conghua base construction of Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd., RMB8,646,000 on the rabies bacterin project (equipment installation B of Guangzhou Bio-technology Co., Ltd.), RMB5,688,000 on the Expansion Project for Oral liquid Production of Guangzhou Xingqun Pharmaceutical Company, and RMB4,188,000 on the GMP restrustion project on expansion project of grain of Guangzhou Xingqun Pharmaceutical Company.

4) The Group have made provision for impairment for Zhong Yi dust removing project in a full amount of RMB80,000 and that for Jingxiutang Anbike equipment installation in a full amount of RMB50,000 in the current year because the said projects have been suspended for a long time and may not be resumed in the foreseeable future. The total amount of provision for impairment is RMB130,000 conequently.

5) The amount of capitalized interest expenses included in construction work in progress is zero (beginning balance: RMB3,746,000).

6) Some construction work in progress have been re-classified during the current year, the reclassified reduction accordingly is reflected as "other reduction".


GPC

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

14. Intangible assets

1) Details of intangible assets are as follows:

Item	Acquisition Way	Cost	Provision for Impairment	Remaining amortization month
Land use right of new workshop at Nanzhou Road	Purchase	4,301,046.00	—	480
Land use right of former workshop at Renmin Road	Purchase	2,686,602.00	—	480
Land use right of No.19-29 of Ningxiheng Street	Purchase	1,600,547.00	—	450
Land use right of No. 32 of Duobao Road Changhua New Street and Shiguili No. 3 of Zhongshanba Road	Purchase	1,392,144.00	—	175
Land use right of Guangzhou Yunpu Industry District	Purchase	2,255,182.58	—	559
Land use right of No. 194 of Beijing Road	Purchase	2,362,581.08	—	509
Land use right of No. 1688 of Southern Guangzhou Avenue	Purchase	27,006,173.92	—	500
Land use right of Songgang Factory	Purchase	3,861,957.56	—	456
Land use right of Nanhai Huangqi	Purchase	4,090,000.00	—	445
Land use right of Panyu Dongsha Development Distric	Purchase	15,947,019.00	—	480
Land use right of Jiangcun workshop in Guangzhou Baiyun District	Purchase	1,916,553.13	—	498
Land use right of #4-6 and #10-1 of Shi Er Pu New Street	Purchase	3,509,041.00	—	379
Land use right of No. 136-138 of He Ping West Road	Purchase	1,535,744.00	—	379
Land use right of No.328 in Beijing Road	Purchase	1,306,988.00	—	78
Land use right of No.103 of Da Tong Road	Land appraisal appreciation	17,928,863.00	—	379
Land use right of B area of Xin Zhou Warehouse	Purchase	2,676,141.00	480,700.24	479
Land use right of No.85 of Shang Jiu Road	Purchase	2,973,460.00	—	408


Annual Report 2005

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

14. Intangible assets *(continued)*

1) Details of intangible assets are as follows: *(continued)*

Item	Acquisition Way	Cost	Provision for Impairment	Remaining amortization month
Land use right of No.12 of Fangcun Sai Ba Road	Purchase	1,764,522.90	—	497
Land use right of No.33 of Xin Gang Zhong Road Chi Gang North Street	Investment	3,315,488.00	—	516
Land use right of No. 5 of Panyu Dongsheng District	Purchase	2,896,279.62	—	456
Malotilate emulsion technology	Purchase	1,500,000.00	—	93
Logistics project software of Huangjinwei warehouse of Guangzhou Pharmaceuticals Corporation	Purchase	5,081,734.55	—	41
Trademark of Guangzhou Pharmaceutical	Investment	3,807,722.31	—	103
Marketing network and trademark of Hubei Ankang Co.	Investment	1,200,000.00	—	99
Others		10,339,733.57	485,451.22	8~636
		127,255,524.22	966,151.46	

The closing balance of provisions for impairment of intangible assets is RMB966,151.46 accrued at the difference of the carrying amount and the lower recoverable amount by the Group.









VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

14. Intangible assets *(continued)*

(2). The movements of intangible assets in the current period are as below:

Item	Beginning Balance	Current Addition	Current Decrease	Current Amortization	Accumulated Amortization	Closing Balance
Land use right of new workshop at Nanzhou Road	3,698,500.63	—	—	88,377.66	690,923.03	3,610,122.97
Land use right of former workshop at Renmin Road	2,255,927.58	—	—	54,828.61	485,503.03	2,201,098.97
Land use right of No.19-29 of Ningxiheng Street	1,339,654.36	—	—	34,420.37	295,313.01	1,305,233.99
Land use right of No. 32 of Duobao Road Changhua New Street and Shiguili No. 3 of Zhongshanba Road	1,133,132.00	—	—	68,664.00	327,676.00	1,064,468.00
Land use right of Guangzhou Yunpu Industry District	2,208,763.73	—	—	46,418.87	92,837.72	2,162,344.86
Land use right of No. 194 of Beijing Road	2,056,645.53	—	—	47,251.62	353,187.17	2,009,393.91
Land use right of No. 1688 of Southern Guangzhou Avenue	23,045,268.40	—	—	540,123.48	4,501,029.00	22,505,144.92
Land use right of Songgang Factory	1,731,006.97	—	—	44,384.76	2,175,335.35	1,686,622.21
Land use right of Nanhai Huangqi	3,146,996.42	—	—	82,634.52	1,025,638.10	3,064,361.90
Land use right of Panyu Dongsha Development Distric	13,413,987.62	—	—	318,940.38	2,851,971.76	13,095,047.24
Land use right of Jiangcun workshop in Guangzhou Baiyun District	3,012,218.73	—	1,528,127.70	70,875.72	503,337.82	1,413,215.31
Land use right of #4-6 and #10-1 of Shi Er Pu New Street	3,090,168.75	—	—	94,839.00	513,711.25	2,995,329.75
Land use right of No. 136-138 of He Ping West Road	1,352,423.36	—	—	41,506.56	224,827.20	1,310,916.80
Land use right of No.328 in Beijing Road	1,067,373.68	—	—	32,674.68	272,289.00	1,034,699.00
Land use right of No.103 of Da Tong Road	14,296,865.36	—	—	495,272.40	4,127,270.04	13,801,592.96




GPC

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

14. Intangible assets *(continued)*

(2). The movements of intangible assets in the current period are as below: *(continued)*

Item	Beginning Balance	Current Addition	Current Decrease	Current Amortization	Accumulated Amortization	Closing Balance
Land use right of B area of Xin Zhou Warehouse	2,222,527.54	—	—	42,483.60	496,097.06	2,180,043.94
Land use right of No.85 of Shang Jiu Road	2,380,132.74	—	—	66,076.92	659,404.18	2,314,055.82
Land use right of No.12 of Fangcun Sai Ba Road	1,498,240.99	—	—	35,290.44	301,572.35	1,462,950.55
Land use right of No.33 of Xin Gang Zhong Road Chi Gang North Street	1,544,653.44	—	—	35,105.76	1,805,940.32	1,509,547.68
Land use right of No. 5 of Panyu Dongsheng District	2,206,637.90	—	—	60,781.20	750,422.92	2,145,856.70
Malotilate emulsion technology	1,312,500.00	—	—	150,000.00	337,500.00	1,162,500.00
Logistics project software of Huangjinwei warehouse of Guangzhou Pharmaceuticals Corporation	4,463,421.12	338,805.00	—	1,018,152.95	1,297,661.38	3,784,073.17
Trademark of Guangzhou Pharmaceutical	3,649,067.21	—	—	380,772.24	539,427.34	3,268,294.97
Marketing network and trademark of Hubei Ankang Co.	1,110,000.00	—	—	120,000.00	210,000.00	990,000.00
Others	7,075,367.15	1,169,964.00	—	678,411.51	2,772,813.93	7,566,919.64
	104,311,481.21	1,508,769.00	1,528,127.70	4,648,287.25	27,611,688.96	99,643,835.26

During the current year, the intangible assets decreases by RMB1,528,000. The reason is that Guangzhou Wangdlaoji Pharmaceutical Co., Ltd. accepts incremental capital from a new shareholder in March 2005. As a result, the Company changes from a controlling shareholder to a joint controlling one and the decrease is induced by using the proportional method for consolidation.



VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

15. Long-term Prepayments

1) Details of long-term prepayments are as follows:

Item	Amortization period	Cost	Remaining amortization period
Renovation	5 Years	37,238,975.25	1 to 5 years
Installation of telephone	5 Years	2,756,400.00	Within 1 year
Maintenance expenditure on fixed assets	5 Years	7,162,070.45	Finished
ERP system	5 Years	6,187,246.25	1 to 5 years
Computer system	5 Years	2,159,248.00	1 to 5 years
GMP project improvement	5 Years	2,501,945.78	1 to 5 years
Medical fund for retired staff	5 Years	2,414,500.00	Within 1 year
Transitional medical fund for retired staff	10 Years	3,049,676.46	6 years and 8 months
CI Design	10 Years	264,800.00	10 years
Chinese-medicine protection fee of Weichangning	7 Years	553,679.70	7 years
Others	2-5 years	4,338,089.21	1 to 5 years
		68,626,631.10	

2) The movements of long-term prepayments during the current year are as below:

Item	Beginning Balance	Current Addition	Current Amortization	Accumulated Amortization	Closing Balance
Renovation	12,567,927.51	2,421,222.49	6,614,923.67	28,864,748.92	8,374,226.33
Installation of telephone	59,059.30	—	46,899.96	2,744,240.66	12,159.34
Maintenance expenditure on fixed assets	688,834.40	—	688,834.40	7,162,070.45	—
ERP system	1,224,036.86	360,480.00	757,017.46	5,359,746.85	827,499.40
Computer system	646,737.57	608,000.00	550,493.97	1,455,004.40	704,243.60
GMP project improvement	169,201.06	545,849.82	257,543.86	2,044,438.76	457,507.02
Medical fund for retired staff	497,775.01	—	384,991.92	2,301,716.91	112,783.09
CI Design	2,341,903.90	—	382,486.56	1,090,259.12	1,959,417.34
Transitional medical fund for retired staff	—	264,800.00	—	—	264,800.00
Chinese-medicine protection fee of Weichangning	—	553,679.70	—	—	553,679.70
Others	1,020,352.03	1,760,764.00	1,015,849.16	2,572,822.34	1,765,266.87
	19,215,827.64	6,514,796.01	10,699,040.96	53,595,048.41	15,031,582.69


GPC

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

16. Short-term loans

	Closing Balance	Beginning Balance
Loan by credit	**45,586,020.00**	25,000,000.00
Loan by mortgage and pledge	**254,199,348.60**	255,958,830.03
Loan by guaranty	**568,000,000.00**	656,500,000.00
	867,785,368.60	937,458,830.03

17. Notes payable

Item	**Closing Balance**	Beginning Balance
Bank acceptance bill	**34,728,030.03**	118,321,134.12
Trade acceptance bill	**51,280,033.35**	18,731,700.00
	86,008,063.38	137,052,834.12

The closing balance of notes payable decreases by 37.24% compared with the beginning balance, mainly because the Group reduces the using of notes as payment at the end of the current year.

18. Accounts payable

Of the closing balance, no account is due to shareholders with 5% or more voting shares.

19. Advances from customers

Within the closing balance, no advances is paid by the shareholders with 5% or more voting shares.

The closing balance of advances from customers increases by 35.93% compared with the beginning balance, mainly because the pharmaceutical trading companies of the Group requires the customers for advanced payment before delivery of goods for the newly agential goods.

20. Dividend payable

	Closing Balance	Beginning Balance
Dividend to minor shareholders	**1,753.52**	402.84
Dividend to overseas public shares	**24,739.37**	25,980.20
	26,492.89	26,383.04



VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

21. Taxes payable

	Closing Balance	Beginning Balance
Business tax	**537,448.97**	796,463.34
Value added tax	**(7,110,797.17)**	(14,616,004.43)
City construction tax	**933,086.59**	924,123.73
Enterprise income tax	**25,360,418.09**	34,683,091.24
Property tax	**335,299.76**	329,787.24
Withholding tax	**4,111,600.03**	179,472.81
Others	**210,357.34**	1,744,310.13
	24,377,413.61	24,041,244.06

22. Other liabilities

	Note	**Closing Balance**	Beginning Balance
Education surcharge	(1)	**402,995.72**	414,328.26
Flood provention levy	(2)	**3,175,229.22**	2,460,718.34
Others		**50,432.72**	5,346.34
		3,628,657.66	2,880,392.94

Notes:

(1) Education surcharge is paid at 3% of the payable amount of VAT, business tax and consumption tax.

(2) Flood provention levy is paid at 0.05% of taxable revenue (on VAT, Business tax, consumption tax and resources tax) for commercial enterprises, 0.09% for foreign invested enterprises, and 0.13% for other enterprises.


GPC

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

23. Other Payables

1) Breakdown for closing balance of other payables:

Items	Closing Balance	Beginning Balance
Security money, deposit and down payment	**14,442,530.49**	18,950,775.59
Technology improvement	**2,348,999.17**	1,235,485.85
Labor union fund	**1,739,109.68**	1,102,973.38
Staff education fund	**11,878,877.69**	10,924,318.13
Current accounts with external companies	**32,182,833.66**	36,085,243.34
Tax addition and government levies	**292,400.67**	334,210.29
Advance from staff	**2,005,242.03**	1,311,990.10
Labor insurance	**1,208,250.77**	913,448.63
Monetary subsidies of staff housing	**19,276,096.54**	10,399,116.96
Staff bonus and welfare fund	**2,460,141.54**	1,179,049.39
Payables to Guangzhou Pharmaceutical Holdings Limited	**25,468,086.39**	27,428,199.47
Payables to Bank of Communications Guangzhou Branch (Collected on behalf)	**58,923,524.00**	122,438,765.67
Operator incentive fund	**1,672,340.18**	2,328,249.35
Estimated payment for fixed assets	**6,880,152.57**	12,560,604.18
Others	**10,365,613.63**	18,380,027.46
	191,144,199.01	265,572,457.79

2) Among the closing balance, the amount payable to the shareholder who holds 5% or more voting shares is RMB25,468,086.39, which is payable to the Holding.

24. Accrued expenses

Items	Closing Balance	Beginning Balance
Interest on loan	**1,255,628.75**	1,242,290.73
Rental	**1,836,899.84**	1,548,786.28
Agency expenses	**2,430,164.70**	2,150,000.00
Advertising expenses	**3,835,218.44**	1,802,639.86
Transportation costs	**673,397.84**	533,009.96
Electricity and water costs	**759,970.24**	—
Others	**3,428,821.77**	1,954,555.37
	14,220,101.58	9,231,282.20

The closing balance of accrued expenses increases by 54.04% compared with the beginning balance, mainly because the increase of unpaid but implemented advertising expenses.

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

25. Long-term liabilities due within one year

Item	Closing Balance	Beginning Balance
Loan by credit	**50,000,000.00**	20,000,000.00
Loan by guaranty	—	27,680,000.00
	50,000,000.00	47,680,000.00

26. Long-term loans

Lender	Terms	Closing Balance	Beginning Balance
Industrial and Commercial Bank of China Guangzhou 1st Sub-branch	2004.01.05-2006.01.04	—	20,000,000.00
Industrial and Commercial Bank of China Guangzhou 1st Sub-branch	2004.07.08-2006.07.07	—	10,000,000.00
Industrial and Commercial Bank of China Guangzhou 1st Sub-branch	2004.08.05-2006.08.04	—	20,000,000.00
Industrial and Commercial Bank of China Guangzhou Shisanhang Sub-branch	2003.01.06-2006.01.02	—	59,500,000.00
		—	109,500,000.00

The closing balance of long-term loans decreases by RMB109,500,000, essentially because RMB50,000,000 of long-term loans is transferred to the account of "due within one year" and; the Group strengthens the control and application of capital, resulting in making repayments to the bank in advance.

27. Long-term payables

	Content	Closing Balance	Beginning Balance
Guangzhou Finance Bureau	State dividends	**2,170,889.31**	2,170,889.31
Finance Department of Guangxi Zhuang Municipality	Payable for transferring equity interest	**2,264,426.47**	2,264,426.47
Others		**281,412.43**	584,696.78
		4,716,728.21	5,020,012.56

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

28. Special payables

	Closing Balance	Beginning Balance
Government appropriations as science and technology fund	**45,758,891.04**	25,968,096.13
Interest subsidies of government	**3,286,905.00**	6,556,318.78
Special fund for technology export	**506,678.78**	645,757.00
GMP relocation project-draining project	**556,874.56**	640,000.00
	50,109,349.38	33,810,171.91

The closing balance of special payables increases by 48.21% compared with the beginning balance, mianly owing to Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd., which is subordinate to the Group, receives a fund of RMB15,000,000 appropriated from government for the modernization project of Chinese traditional medicine's eparation and distillation.

29. Share capital

Name of shareholder	Beginning Balance	Current Increase	Current Decrease	Closing Balance
Shares owned by the State	513,000,000.00	—	—	**513,000,000.00**
Domestic common shares	78,000,000.00	—	—	**78,000,000.00**
Overseas common shares	219,900,000.00	—	—	**219,900,000.00**
	810,900,000.00	—	—	**810,900,000.00**

The share capital of the Company has been verified by Guangdong Yangcheng Certified Public Accountants Co., Ltd. with a capital verification report with ref. (2001) YYZ No. 4526.







VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

30. Capital surplus

	Beginning Balance	Current Increase	Current Decrease	Closing Balance	Note
Share premium	914,006,770.47	—	—	**914,006,770.47**	
Reserve of donation in form of non-cash assets	2,164,769.48	440,280.48	—	**2,605,049.96**	2
Receipt of cash donation	219,652.84	—	—	**219,652.84**	
Reserve of equity investment	215,256.10	18,900,519.82	—	**19,115,775.92**	1
Transfer from appropriations	17,869,114.37	1,334,850.00	—	**19,203,964.37**	3
Other capital surplus	191,531,969.00	2,396,680.01	—	**193,928,649.01**	4
Exchange gain on foreign currency capital	373,893.09	—	—	**373,893.09**	
	1,126,381,425.35	23,072,330.31	—	**1,149,453,755.66**	

The current increase of capital surplus amounts to RMB23,072,000, mainly resulting from:

1) Guangzhou Wanglaoji Pharmaceutical Co., Ltd., a subordinate company of the Company, receives its increment capital in year 2005. The surplus on contribution from the new shareholder is recorded as capital surplus, the Company shares RMB18,893,000 of reserve of equity investment in accordance with its holding proportion of the equity interest.

2) The Group receives RMB440,000 of donation in form of non-cash assets;

3) Upon the completion of research and development projects, the governmental appropriation of RMB1,335,000 is transferred from special payables to capital surplus.;

4) RMB2,397,000 of payables that need not be repaid is recorded as capital surplus.


GPC

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

31. Surplus reserve

	Beginning Balance	Current Increase	Current Decrease	Closing Balance
Statutory surplus reserve	216,051,925.08	41,172,873.07	3,454,545.30	**253,770,252.85**
Statutory public welfare fund	153,572,065.40	28,896,962.62	3,007,452.46	**179,461,575.56**
Discretionary surplus reserve	105,844,905.71	26,647,658.28	3,454,545.30	**129,038,018.69**
Transfer from tax exemption	4,973,493.07	—	—	**4,973,493.07**
	480,442,389.26	96,717,493.97	9,916,543.06	**567,243,340.17**

The increment mainly represents the surplus reserve accrued based on the current net profit. According to the resolution of 21st Session of the 3rd meeting of the Board of Directors, the Company accrues statutory surplus reserve and statutory public welfare fund at the rate of 10% and 5% of the profit after tax respectively; the manufacturing enterprises subordinate to the Company accrue statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve at the rate of 10% of the profit after tax; the commercial enterprises subordinate to the Company accrue statutory surplus reserve and statutory public welfare fund at the rate of 10% of the profit after tax and discretionary surplus reserve at the rate of 20% of the profit after tax.

In March 2005, the subsidiary,Guangzhou Wanglaoji Pharmaceutical Co., Ltd. receives its capital increment by a new shareholder. The Company becomes a joint controlling shareholder from a controlling one. Consolidation for this investee adopts proportion method thus the surplus reserve decreases.

32. Retained earnings

1) Please refer to Statement Form 3 for the details of retained earnings.

2) The profit distribution policy of the Group is stated in Note V.

3) In accordance with the dividends allocation plan for the year 2004, the Company allocated RMB0.025 per share. Therefore the total dividends allocated for the year 2004 in 2005 summed up to RMB20,272,500 at the total share of RMB810,900,000.



VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

33. Sales from principle operations

	2005	2004
1) Manufacturing and selling	**2,141,675,546.01**	1,918,980,048.34
2) Trading		
Wholesale	**6,345,287,623.97**	5,339,957,051.24
Retail	**318,669,363.09**	278,829,765.91
Import & export sales	**220,707,900.43**	170,546,723.85
	6,884,664,887.49	5,789,333,541.00
	9,026,340,433.50	7,708,313,589.34

The total sales from the top 5 customers is RMB572,597,610, representing 6.34% of the total sales.

34. Cost of principle operations

	2005	2004
1) Manufacturing and selling	**1,025,242,616.80**	913,873,690.79
2) Trading		
Wholesale	**5,987,651,996.27**	5,017,472,309.13
Retail	**254,472,428.57**	222,519,682.36
Import & export sales	**205,607,290.53**	158,195,834.42
	6,447,731,715.37	5,398,187,825.91
	7,472,974,332.17	6,312,061,516.70

35. Sales taxes and levies

	2005	2004
Business tax	**330,591.43**	557,779.55
City construction tax	**17,011,021.98**	16,157,433.46
Education surcharge	**7,234,655.10**	6,982,199.89
Others	**37,642.30**	65,564.78
	24,613,910.81	23,762,977.68


Annual Report 2005
GPC

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

36. Profit from other operations

	2005	2004
1) Revenue from other operations		
Lease of Assets	**38,439,132.25**	35,179,740.42
Sales of material	**1,179,133.28**	2,426,392.37
Import and export agency charges	**370,322.72**	808,543.96
Income of member stores	**358,055.79**	504,770.00
Products promotion income	**1,801,944.10**	1,270,174.85
Revenue from trademark	**898,860.94**	—
Consultancy income	**3,289,521.74**	6,025,372.16
Others	**4,793,912.00**	2,624,618.40
	51,130,882.82	48,839,612.16
2) Cost of other operations		
Lease of Assets	**333,802.26**	522,621.82
Sales of material	**857,670.11**	2,209,781.58
Tax and sur-tax	**5,580,864.82**	6,370,121.98
Others	**1,057,014.22**	729,351.96
	7,829,351.41	9,831,877.34
Profit from other operations	**43,301,531.41**	39,007,734.82

37. Financial expenses

	2005	2004
Net interest expenses	**35,737,583.80**	28,489,449.02
Exchange loss or gain	**(304,387.58)**	120,280.90
Financial institution charges	**7,665,275.35**	9,767,289.44
Others	**—**	(504,440.71)
	43,098,471.57	37,872,578.65



VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

38. Investment income

	2005	2004
Stock investment	—	759,370.43
Bond investment	—	(610,416.07)
Gain from consignment loan	**(517,355.66)**	0.00
Fund investment	—	1,519,857.39
Profit form associate enterprises or joint-ventures	**3,705,374.86**	588,950.94
Net increase or decrease of stock investment under equity method	**(3,596,294.73)**	(5,606,623.16)
Provision for impairment of investment	**(7,659,480.00)**	(864,037.18)
Disposal income of equity investment	**4,674.88**	(522,942.99)
	(8,063,080.65)	(4,735,840.64)

The current investment income decreases by 70.26% compared with that of last year, mainly because the provision for impairment of the treasury bonds which is under trusteeship to Nanfang Security Co., Ltd. is accrued at RMB7,659,000. Please refer to the afore note 2 of "short-term investment" for details.

39. Non-operating income

	2005	2004
Net profit from disposal of fixed assets	**744,260.39**	319,588.41
Sales of obsolete material	**66,348.00**	106,612.10
Fine and overdue	**114,005.09**	131,847.34
Compensation for dismantling	**490,216.73**	5,168,043.24
Fixed asset surplus	**3,754,778.00**	—
Other	**1,024,904.10**	1,112,504.44
	6,194,512.31	6,838,595.53


GPC

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

40. Non-operating expenses

	2005	2004
Net loss on disposal of fixed assets	**1,554,441.54**	3,501,684.15
Provision for impairment of assets	**1,114,672.07**	1,173,262.40
Reversal of impairment provision of fixed assets	**(6,642,181.93)**	—
Donation	**1,460,141.69**	1,699,748.23
Fine and overdue	**1,119,962.03**	3,460,024.60
Family control bonus	**595,462.83**	529,902.76
Penal sum	—	7,429,418.74
Sponsoring expense	**676,228.88**	—
Dimission compensation	**336,611.40**	—
Others	**209,487.63**	676,321.31
	424,826.14	18,470,362.19

The current non-operating expenses decrease by 97.70% compared with those of last year, mainly because the value of the Group's asset in Hongkong has rebounded, thus, the provision for the impairment of fixed assets of RMB7,710,000 has been reversed according to the difference between the appraisal value and the lower book value. After deducting the complementary depreciation, the final influence of this account RMB6,642,000.

41. Extraordinary gain or loss

	2005	2004
Gain or loss from disposal of long-term equity investment	**(805,506.27)**	(3,705,038.73)
Government subsidies	**720,456.65**	588,921.00
Gain or loss from short-term investment	**(7,659,480.00)**	631,511.75
Other non-operating expenses than provision for assets impairment	**1,052,367.46**	(7,276,408.52)
Gain or loss of consignment investment	**(517,355.66)**	—
Reversal of provision for impairment accrued in previous years	**6,642,181.93**	457,240.47
Impact of income tax	**(553,380.03)**	983,268.09
Impact of minority interest	**40,798.26**	442,510.49
	(1,079,917.66)	(7,877,995.45)



VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

42. Other cash received relating to operating activities

Main items	Amount *RMB'000*
Non-operating income	2,440
Interest income	9,329
Financial special appropriations	17,969
Income from other operations	49,825

43. Other cash paid relating to other operating activities

Main items	Amount *RMB'000*
Operating expenses paid in cash	412,684
General & administration expenses paid in cash	252,450
Charges of financial institutions	7,665

VII. NOTES TO THE ACCOUNTS OF THE PARENT COMPANY (AMOUNTS ARE IN RMB UNLESS OTHERWISE STATED)

1. Other receivables

Aging analysis of other receivable as at December 31, 2005

	Closing balance			
Aging	Balance	%	Bad debts Provision	Provision Proportion
Within 1 year	5,777,788.87	3.45	—	—
1~2 years	5,098,010.89	3.04	—	—
2~3 years	33,870,656.54	20.23	—	—
3~4 years	50,644,000.00	30.25	—	—
4~5 years	21,498,596.76	12.84	—	—
Over 5 years	50,544,562.54	30.19	502,043.54	0.99%
	167,433,615.60	100.00	502,043.54	0.30%



VII. NOTES TO THE ACCOUNTS OF THE PARENT COMPANY (AMOUNTS ARE IN RMB UNLESS OTHERWISE STATED) *(continued)*

1. Other receivables *(continued)*

	Beginning balance			
Aging	Balance	%	Bad debts Provision	Provision Proportion
Within 1 year	139,737,149.34	40.42	—	—
1~2 years	17,043,976.42	4.93	—	—
2~3 years	24,238,005.49	7.01	—	—
3~4 years	82,050,301.97	23.73	—	—
4~5 years	22,267,515.76	6.44	—	—
Over 5 years	60,402,843.54	17.47	502,043.54	0.83%
	345,739,792.52	100	502,043.54	0.15%

Among the aforesaid balance, receivables due from shareholders holding 5% or more voting shares represent the current accounts between the Group and the Company with an amount of RMB4,344,000.

2. Long-term equity investments

Name of investee	Original investment	Accumulated Stock proportion to the investee	Increase (Decrease) of the equity	Closing Balance
Guangzhou Xingqun Pharmaceutical Co., Ltd.	125,322,318.71	88.99%	66,793,531.58	192,115,850.29
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	156,209,321.79	90.36%	191,341,796.55	347,551,118.34
Guangzhou Chenliji Pharmaceutical Factory	117,310,759.19	100.00%	105,438,385.43	222,749,144.62
Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd.	89,480,000.00	70.04%	(21,281,490.65)	68,198,509.35
Guangzhou Qixing Pharmaceutical Factory	126,775,482.62	100.00%	55,501,731.50	182,277,214.12
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	101,489,814.94	88.40%	(7,961,002.08)	93,528,812.86
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	144,298,132.51	87.77%	15,767,805.02	160,065,937.53
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	102,035,124.44	48.05%	65,275,896.46	167,311,020.90
Guangzhou Pharmaceuticals Corporation	230,189,155.53	90.09%	163,354,957.60	393,544,113.13


GPC

VII. NOTES TO THE ACCOUNTS OF THE PARENT COMPANY (AMOUNTS ARE IN RMB UNLESS OTHERWISE STATED) *(continued)*

2. Long-term equity investments *(continued)*

Name of investee	Original investment	Accumulated Stock proportion to the investee	Increase (Decrease) of the equity	Closing Balance
Guangzhou Chinese Medicine Corporation	74,378,883.83	100.00%	(54,256,639.68)	20,122,244.15
Guangzhou Pharmaceutical Import & Export Corporation	18,557,328.73	100.00%	4,512,921.74	23,070,250.47
Guangzhou Bio-Technology Co., Ltd.	80,000,000.00	95.69%	(22,046,659.93)	57,906,132.27
Guangzhou Huanye Pharmaceutical Co., Ltd.	15,331,246.76	59.70%	51,288.02	15,184,066.54
Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd.	3,888,713.99	51.00%	837,302.53	4,650,039.50
Guangxi Ying Kang Pharmaceutical Co., Ltd.	21,717,000.00	51.00%	(4,867,703.61)	16,800,080.16
Golden Eagle Asset Management Co.	20,000,000.00	20.00%	(10,242,306.69)	9,757,693.31
Jihua Medical Apparatus Company Limited	4,200,000.00	24.00%	(2,105,114.43)	2,094,885.57
Guangzhou Jinshen Pharmaceutical Co., Ltd.	765,000.00	38.25%	(682,478.53)	82,521.47
China Everbright Bank	10,725,000.00	—	—	10,725,000.00
Nanhai Nanfang Packing Company Limited	30,000,000.00	21.42%	—	30,000,000.00
Guoyao Group Industry Corporation	8,000,000.00	10.00%	—	8,000,000.00
Beijing Gugong Gongyuan Cultural Development Co., Ltd	200,000.00	10.00%	—	200,000.00
Total	1,480,873,283.04		545,432,220.83	2,025,934,634.58

3. Investment income

	2005	2004
Stock investment	—	759,370.43
Bond investment	—	(610,416.07)
Gain from consignment loan	**8,411,445.27**	—
Fund investment	—	1,519,857.39
Profit form associate enterprises or joint-ventures	**3,383,850.00**	181,500.00
Net increase or decrease of equity investment under equity method	**197,778,705.91**	62,165,947.35
Provision for impairment of investment	**(7,659,480.00)**	(1,037,300.00)
	201,914,521.18	62,978,959.10

VIII. RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

1. Related parties with control relationship

Company name	Registered address	Principal business	Relation-ship with the Company	Economic nature and type	Legal representa-tive
Guangzhou Pharmaceutical Holdings Limited	No. 45, Shamian North Street, Guangzhou	Production and sales	Holding	Company with limited liabilities	Yang Rongming
Guangzhou Xingqun Pharmaceutical Co., Ltd.	No. 162, Nanzhou Road, Guangzhou	Production and sales	Subsidiary	Joint stock company with limited liabilities	Su Guangfeng
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	West Building of 11F, No. 28, Times Square, Tianhe North, Guangzhou	Production and sales	Subsidiary	Company with limited liabilities	Mai Qijie
Guangzhou Chenliji Pharmaceutical Factory	No. 1688, Guangzhou Avenue South, Guangzhou	Production and sales	Subsidiary	State-owned holding company	Li Guoju
Guangzhou Qixing Pharmaceutical Factory	No. 33, Chigang North Street, Xingang Central Road, Guangzhou	Production and sales	Subsidiary	State-owned holding company	Wen Xinmin
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	No. 179, Renmin South Road, Guangzhou	Production and sales	Subsidiary	Joint stock company with limited liabilities	Yan Zhibiao
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	No. 618~620, Jiefang North Road, Guangzhou	Production and sales	Subsidiary	Joint stock company with limited liabilities	Wei Dahua
Guangzhou Pharmaceuticals Corporation	No.97, Datong Road, Guangzhou	Wholesale and retail	Subsidiary	Company with limited liability	Feng Zansheng
Guangzhou Chinese Medicine Corporation	No. 140, Guangfu South Road, Guangzhou	Wholesale and retail	Subsidiary	State-owned holding company	Xie Bin



VIII. RELATED PARTY RELATIONSHIPS AND TRANSACTIONS *(continued)*

1. Related parties with control relationship *(continued)*

Company name	Registered address	Principal business	Relation-ship with the Company	Economic nature and type	Legal representa-tive
Guangzhou Pharmaceutical Import & Export Corporation	No. 59, Shamian North Street, Guangzhou	Wholesale and retail	Subsidiary	State-owned holding company	Tu Kejin
Guangzhou Huanye Pharmaceutical Co., Ltd.	No. 195, Fangcun Avenue East, Fangcun District, Guangzhou	Production and sales	Subsidiary	Company with limited liabilities	Feng Jinglin
Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd.	No. 134, Jiangnan Avenue Central, Haizhu District, Guangzhou	Wholesale & retail, research & development	Subsidiary	Company with limited liabilities	Chen Zhinong
Guangzhou Bio-Technology Co., Ltd.	Shiguang Roadside, Xiecun Village, Zhongcun Town, Panyu District, Guangzhou	Wholesale & retail, research & development	Subsidiary	Company with limited liabilities	Chen Jiannong
Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd.	Back building of 59 Shamian North Street, Guangzhou	Wholesale and retail	Subsidiary	Company with limited liability	He Shuhua
Guangxi Ying Kang Pharmaceutical Co., Ltd.	No. 193, Changgang Road, Nanning, Guangxi	Production and sales	Subsidiary	Company with limited liability	He Shuhua


GPC

VIII. RELATED PARTY RELATIONSHIPS AND TRANSACTIONS *(continued)*

2. Registered capital (paid-in capital) of related parties with control relationship and its change

RMB '000

Company name	Beginning Balance	Current Increase	Current Decrease	Closing Balance
Guangzhou Pharmaceutical Holdings Limited	1,007,700	—	—	**1,007,000**
Guangzhou Xingqun Pharmaceutical Co., Ltd.	77,170	—	—	**77,170**
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	166,000	—	—	**166,000**
Guangzhou Chenliji Pharmaceutical Factory	94,000	18,850	—	**112,850**
Guangzhou Qixing Pharmaceutical Factory	82,420	—	—	**82,420**
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	86,230	—	—	**86,230**
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	65,440	—	—	**65,440**
Guangzhou Pharmaceuticals Corporation	222,000	—	—	**222,000**
Guangzhou Chinese Medicine Corporation	69,700	5,330	—	**75,030**
Guangzhou Pharmaceutical Import & Export Corporation	15,000	—	—	**15,000**
Guangzhou Huanye Pharmaceutical Co., Ltd.	6,000	—	—	**6,000**
Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd.	127,760	—	—	**127,760**
Guangzhou Bio-Technology Co., Ltd.	70,100	13,500	—	**83,600**
Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd.	18,410	—	—	**18,410**
Guangxi Ying Kang Pharmaceutical Co., Ltd.	31,880	—	—	**31,880**









VIII. RELATED PARTY RELATIONSHIPS AND TRANSACTIONS *(continued)*

3. Shareholding held by related parties with control relationship and its change

RMB '000

Company name	Beginning Balance Amt.	%	Current Increase Amt.	%	Current Decrease Amt.	%	Closing Balance Amt.	%
Guangzhou Pharmaceutical Holdings Limited	491,000	60.55	—	—	—	—	491,000	60.55
Guangzhou Xingqun Pharmaceutical Co., Ltd.	68,670	88.99	—	—	—	—	68,670	88.99
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	150,000	90.36	—	—	—	—	150,000	90.36
Guangzhou Chenliji Pharmaceutical Factory	94,000	100	18,850	—	—	—	112,850	100
Guangzhou Qixing Pharmaceutical Factory	82,420	100	—	—	—	—	82,420	100
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	76,230	88.40	—	—	—	—	76,230	88.40
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	57,440	87.78	—	—	—	—	57,440	87.78
Guangzhou Pharmaceuticals Corporation	200,000	90.09	—	—	—	—	200,000	90.09
Guangzhou Chinese Medicine Corporation	69,700	100	5,330	—	—	—	75,030	100
Guangzhou Pharmaceutical Import & Export Corporation	15,000	100	—	—	—	—	15,000	100
Guangzhou Huanye Pharmaceutical Co., Ltd.	3,580	59.70	—	—	—	—	3,580	59.70
Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd.	89,480	70.04	—	—	—	—	89,480	70.04
Guangzhou Bio-Technology Co., Ltd.	66,500	94.87	13,500	0.82	—	—	80,000	95.69
Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd.	93,880	51	—	—	—	—	93,880	51
Guangxi Ying Kang Pharmaceutical Co., Ltd.	16,260	51	—	—	—	—	16,260	51


119


Annual Report 2005


GPC

VIII. RELATED PARTY RELATIONSHIPS AND TRANSACTIONS *(continued)*

4. Related parties with joint control relationship

Company name	Registered address	Principal business	Relationship with the Company	Economic nature and type	Legal representative
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	Jiangcun Bridge side, Baiyun District, Guangzhou	Production and sales	Cooperatively run enterprise	Joint stock company with limited liabilities	Li Zuze
Guangzhou Lianjie Computer Technology Co., Ltd.	7/F., 82, Shangjiu Rd., Guangzhou	Development and service of softwares	Cooperatively run enterprise	Company with limited liability	Tan Liqing

5. Registered capital (paid-in capital) of related parties with joint control relationship and its change

RMB '000

Company name	Beginning Balance	Current Increase	Current Decrease	Closing Balance
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	106,378	98,378	—	**204,756**
Guangzhou Lianjie Computer Technology Co., Ltd.	500	—	—	**500**

6. Shareholding held by related parties with joint control relationship and its change

RMB '000

Company name	Beginning Balance Amt.	Beginning Balance %	Current Increase Amt.	Current Increase %	Current Decrease Amt.	Current Decrease %	Closing Balance Amt.	Closing Balance %
Guangzhou Wanglaoji Pharmaceutical Co.	98,378	92.48	—	—	—	44.4335	**98,378**	**48.0465**
Guangzhou Lianjie Computer Technology Co., Ltd.	250	50	—	—	—	—	**250**	**50**







VIII. RELATED PARTY RELATIONSHIPS AND TRANSACTIONS *(continued)*

7. Related party transactions

1. Nature of related parties with no control relationship

Name	Relationship with the Company
Guangzhou Baiyunshan Qiaoguang Pharmaceutical Co., Ltd.	Fellow subsidiary
Guangzhou Baiyunshan Mingxing Pharmaceutical Co., Ltd.	Fellow subsidiary
Guangzhou Baiyunshan Tianxin Pharmaceutical Co., Ltd.	Fellow subsidiary
Guangzhou Baiyunshan Hejigong Pharmaceutical Co., Ltd.	Fellow subsidiary
Guangzhou Baiyunshan Guanghua Pharmaceutical Co., Ltd.	Fellow subsidiary
Guangzhou Baiyunshan Heji Huangpu Pharmaceutical Co., Ltd.	Fellow subsidiary
Gunagzhou South-china Medical Appliance Co., Ltd.	Fellow subsidiary
Baolian Development Co., Ltd.	Fellow subsidiary
Guangzhou Zhongfu Medical Co., Ltd.	Joint venture
Guangzhou Medical Industry Research Center	Fellow subsidiary
Guangzhou Baiyunshan Chinese Medicine Factory	Fellow subsidiary
Guangzhou Baiyunshan Pharmaceutical Factory	Fellow subsidiary
Guangzhou Baiyunshan Chemistry Medicine Factory	Fellow subsidiary
Guangzhou Baiyunshan External Use Medicine Factory	Fellow subsidiary
Guangzhou Pharmaceutical Goods and Supply Company	Fellow subsidiary
Guangzhou Pharmaceutical Economic Development Company	Fellow subsidiary

The subsidiary Guangzhou Wanglaoji Pharmaceutical Co., Ltd. has an increment on capital by investment from a new shareholder in March 2005. The company has changed from a controlling shareholder to a joint controlling one. The related party transactions with this company listed as follows are those occupied by other shareholders of this company.


GPC

VIII. RELATED PARTY RELATIONSHIPS AND TRANSACTIONS *(continued)*

7. Related party transactions *(continued)*

2. Purchase of goods

Company name	2005	*RMB'000* 2004
Guangzhou Baiyunshan Qiaoguang Pharmaceutical Co., Ltd.	**40,260**	26,595
Guangzhou Baiyunshan Mingxing Pharmaceutical Co., Ltd.	**38,479**	22,484
Guangzhou Baiyunshan Tianxin Pharmaceutical Co., Ltd.	**37,468**	6,769
Guangzhou Baiyunshan Hejigong Pharmaceutical Co., Ltd.	**10,113**	2,439
Guangzhou Baiyunshan Guanghua Pharmaceutical Co., Ltd.	**69,722**	32,568
Gunagzhou South-china Medical Appliance Co., Ltd.	**6**	—
Baolian Development Co., Ltd.	**160,840**	9,607
Guangzhou Zhongfu Medical Co., Ltd.	**—**	108
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	**26,310**	—
Guangzhou Baiyunshan Heji Huangpu Pharmaceutical Co., Ltd.	**39,950**	1,744
Guangzhou Baiyunshan Pharmaceutical Factory	**52,135**	155
Guangzhou Baiyunshan Chemistry Medicine Factory	**2,295**	—
Guangzhou Baiyunshan External Use Medicine Factory	**5,578**	2,089
Guangzhou Pharmaceutical Economic Development Company	**15**	—
	483,171	104,558

The abovementioned purchases are settled at the price regulated by the government or its pricing regulations

3. Sales of goods

Company name	2005	*RMB'000* 2004
Guangzhou Baiyunshan Qiaoguang Pharmaceutical Co., Ltd.	**61,207**	47,021
Guangzhou Baiyunshan Mingxing Pharmaceutical Co., Ltd.	**13,227**	1,626
Guangzhou Baiyunshan Tianxin Pharmaceutical Co., Ltd.	**18,143**	18,537
Guangzhou Baiyunshan Hejigong Pharmaceutical Co., Ltd.	**1,487**	1,154
Guangzhou Baiyunshan Guanghua Pharmaceutical Co., Ltd.	**42,878**	3,692
Guangzhou Medicine Research Institute	**2**	7
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	**20,700**	—
Guangzhou Baiyunshan Heji Huangpu Pharmaceutical Co., Ltd.	**17,715**	1,392
Guangzhou Baiyunshan Pharmaceutical Factory	**24,443**	7,580
Guangzhou Baiyunshan Chemistry Medicine Factory	**20,430**	3,132
Guangzhou Baiyunshan External Use Medicine Factory	**1,763**	5
	221,995	84,146

The abovementioned sales are settled at the price regulated by the government or its pricing regulations



VIII. RELATED PARTY RELATIONSHIPS AND TRANSACTIONS *(continued)*

7. Related party transactions *(continued)*

4. Receivables and payables

RMB '000

Company name	Closing Balance	Beginning Balance
Accounts receivable:		
Guangzhou Baiyunshan Qiaoguang Pharmaceutical Co., Ltd.	**26,468**	17,232
Guangzhou Baiyunshan Mingxing Pharmaceutical Co., Ltd.	**1,714**	739
Guangzhou Baiyunshan Tianxin Pharmaceutical Co., Ltd.	**1,842**	5,481
Guangzhou Baiyunshan Hejigong Pharmaceutical Co., Ltd.	**238**	432
Guangzhou Guanghua Pharmaceutical Co., Ltd.	**2,895**	1,573
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	**2,268**	—
Guangzhou Baiyunshan Heji Huangpu Pharmaceutical Co., Ltd	**1,777**	1,154
Guangzhou Baiyunshan Pharmaceutical Factory	**4,224**	1,753
Guangzhou Baiyunshan Chemistry Medicine Factory	**1,208**	423
Guangzhou Baiyunshan External Use Medicine Factory	**170**	—
Accounts payable:		
Guangzhou Baiyunshan Qiaoguang Pharmaceutical Co., Ltd.	**1,632**	240
Guangzhou Baiyunshan Mingxing Pharmaceutical Co., Ltd.	**2,293**	274
Guangzhou Baiyunshan Tianxi Pharmaceutical Co., Ltd.	**206**	(87)
Guangzhou Baiyunshan Hejigong Pharmaceutical Co., Ltd.	**524**	106
Guangzhou Guanghua Pharmaceutical Co., Ltd.	**740**	394
Gunagzhou South-china Medical Appliance Co., Ltd.	**11**	—
Baolian Development Co., Ltd.	**49,750**	20,201
Guangzhou Zhongfu Medical Co., Ltd.	**—**	42
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	**148**	—
Guangzhou Baiyunshan Pharmaceutica Factory	**10**	202
Guangzhou Baiyunshan External-use Medicine Factory	**292**	70
Guangzhou Baiyunshan Heji Huangpu Pharmaceutical Co., Ltd	**2,046**	621
Guangzhou Pharmaceutical Economic Development Company	**17**	—
Other receivables:		
Guangzhou Pharmaceutical Holdings Limited	**5,060**	6,312
Guangzhou Hejigong Pharmaceutical Co., Ltd.	**—**	25
Gunagzhou South-china Medical Appliance Co., Ltd.	**100**	100
Guangzhou Lianjie Computer Technology Co., Ltd.	**520**	—
Bao Lian Development Co., Ltd.	**7,993**	14,854
Other payables:		
Guangzhou Pharmaceutical Holdings Limited	**25,468**	27,428
Guangzhou Zhongfu Medical Co., Ltd.	**1,235**	207
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	**97**	—
Guangzhou Baiyunshan Pharmaceutical Factory	**—**	101
Guangzhou Pharmaceutical Goods and Supply Company	**3,000**	1,724
Advances to suppliers		
Guangzhou Baiyunshan Heji Huangpu Pharmaceutical Co., Ltd.	**197**	—
Advances to customes:		
Guangzhou Baiyunshan Qiaoguang Pharmaceutical Co., Ltd.	**22**	30
Guangzhou Baiyunshan Mingxing Pharmaceutical Co., Ltd.	**279**	48
Guangzhou Baiyunshan Hejigong Pharmaceutical Co., Ltd.	**91**	24
Guangzhou Baiyunshan Guanghua Pharmaceutical Co., Ltd.	**1**	1
Guangzhou Baiyunshan Chemistry Medicine Factory	**—**	36
Guangzhou Baiyunshan Heji Huangpu Pharmaceutical Co., Ltd.	**300**	18
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	**176**	—

VIII. RELATED PARTY RELATIONSHIPS AND TRANSACTIONS *(continued)*

7. Related party transactions *(continued)*

5. Receipt of services

Items	*Note*	**2005**	*RMB '000* 2004
Service fee on staff housing	1	**310**	480
Comprehensive service fee	2	**860**	910
		1,170	1,390

Note:

1 : *Pursuant to the Accommodation Service Agreement entered into by the Company and the Group on September 1, 1997 and supplementary on December 31, 1997, the Group agreed to provide employees of the Company continuously staff quarters. The Group agreed to pay a service fee equal to 6% of the net book value of the relevant staff quarters. The Accommodation Services Agreement will be expired on December 31, 2007.*

2 : *Pursuant to the Composite Services Agreement established by the Company and the Group on September 1, 1997, the Group agreed to provide certain welfare facilities to the Group. The Group agreed to be responsible for the operation, management and maintenance of the facilities and pay a welfare facilities fee equal to the Group's total depreciation charges of the welfare facilities in the year ended December 31, 1997 plus a 10% annual increment based on the welfare facilities for the previous year. The Composite Service Agreement will be expired on December 31, 2007.*

6. Rental

Pursuant to the Tenancy Agreement and the Office Building Tenancy Agreement both entered into by the Group and the Holding on September 1, 1997, the Holding granted to the Group the right to use certain premises as warehouses and offices, in which the term of the Office Building Tenancy Agreement was 3 years, and the agreement will be renewed when expired, the rental was paid at a fixed annual amount which were subject to the adjustment of standard rental as prescribed from time to time by Guangzhou Real Estate Administration Bureau; the tenancy agreements for other properties will be expired on September 1, 2007 at rentals which were determined by the utilities and other outgoings which were payable based on the actual consumption.

According to the Office Building Tenancy Agreement established by the Group and the Holding on February 6, 2004, the Group rented the back tower of the Holding's building at No. 45 Shamian North Street at a fixed annual rent which was subject to the adjustment of standard rental as prescribed from time to time by Guangzhou Real Estate Administration Bureau, the term will be expired until the rental prepayment is fully offset.

The Group should pay such rental charges of RMB3,450,000 for the current year (last cumulated: RMB3,871,000).



VIII. RELATED PARTY RELATIONSHIPS AND TRANSACTIONS *(continued)*

7. Related party transactions *(continued)*

7. License fee

Pursuant to the Trademark License Agreement entered into by the Group and the Holding on September 1, 1997, the Holding granted the Group an exclusive right to use 38 trademarks owned by the Holding for a term of 10 years commencing at the signature date. The Group agreed to pay license fees for the use of the trademarks at 0.1% of its aggregate net sales. The Trademark License Agreement will be expired on September 1, 2007. The Group should pay the above license fee of RMB12,230,000 for the current year (last year: RMB7,618,000).

8. Prepaid rental

In accordance with the Premises Agreement entered into by the Group and the Holding on August 28, 1998, the Holding agreed to grant the Group the right to use certain units of its new office building. The rent paid by the Group was determined by reference to a 38% discount on the market rent when the formal tenancy agreement was signed. As the Holding required funds for constructing the new office building, the Group made an advance payment of RMB6,000,000 to the Holding during the year as agreed in the aforementioned agreement. The Holding has consented to use the advance payment exclusively for the construction of the new office building and offset the rental for the premises owed by the Group. The term will be expired until the advance payment is fully offset. The Group has prepaid such rental charges of RMB4,344,000 by December 31, 2005.

IX. CONTINGENT EVENTS

1. The Group

Up to December 31, 2005, there are no guaranties for external companies.

2. The Company

As at December 31, 2005, the Company has provided guaranties for the following subsidiaries:

RMB '000

Company guaranteed	Guaranty content	Amount	Period
Guangzhou Pharmaceuticals Corporation	Loan of working capital	413,000	1 year
Guangzhou Chinese Medicine Corporation	Loan of working capital	19,000	1 year
Guangzhou Pharmaceuticals Imp. & Exp Corporation	Loan of working capital	10,000	1 year
Total		442,000	


GPC

X. COMMITMENTS

Up to December 31, 2005, material commitments of the Group are as follows:

RMB '000

Item	2005	2004
Project and equipment payables with contract signed	**61,448**	24,836
Rental payables with contract signed	**84,928**	78,848

XI. NON-ADJUSTING EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

1. The Company has announced its Shares Discerption Reformation Scheme on March 14, 2006, and the amendment of the Shares Discerption Reformation Scheme pronounced on March 24, 2006, the shareholders of non-tradable shares have agreed to pay consideration to the shareholders of A shares for liberalizing trade of non-tradable shares in the A share market. Details are as follows: the shareholders of A shares will obtain a consideration of 3 shares for each of its 10 tradable A shares. After the payment, the non-tradable shares owned by the shareholders of non-tradable shares will be traded freely in the A share market. Such Shares Discerption Reformation Scheme has not been passed by voting by the shareholders of non-tradable shares, and the shareholders' general meeting has not voted on it.

2. Up to February 28, 2006, the receivables from Baolian Development Co., Ltd. with an amount of HKD7,096,146.08 has been recovered and deposited in the Hong Kong dollar account of the Bank of China Hong Kong Branch.

3. As suggested by the Board of Directors, the dividend allocation plan for the year 2005 will be: the Company proposes to allocate RMB0. 07 per share, therefore the total dividends to be allocated summes up to RMB56,763,000 at the total shares of 810,900,000.

XII. DEBT RESTRUCTURING EVENTS

During the current reporting period, there are no debt restructuring events in the Group.

XIII. NON-MONETARY TRANSACTIONS

During the current reporting period, there are no material non-monetary transactions in the Group.

XIV. COMPARISON WITH THE DATA OF LAST YEAR

For the convenience of comparison with the data of last year, some items of last year's data in the notes to the accounting statements are reclassified.



XV. ANALYSIS ON THE MOVEMENT OF ACCOUNTING DATA

As at December 31, 2005 and December 31, 2004, the items in the consolidated balance sheet moved with a range over 30%, and such items occupied more than 5% of the net assets of the Group as at December 31, 2005 additionally; the items in the consolidated income statement moved with a range over 30%, and such items occupied more than 10% of the total profit of the Group for the year 2005 are as follows:

RMB '000

Item	As at Dec. 31, 2005	As at Dec. 31, 2004	Movement Amount	Range (%)
Notes Receivable (Note 1)	**331,754**	185,210	146,544	79.12
Construction Work in Progress (Note 2)	**159,910**	119,645	40,265	33.65
Item	**For the year 2005**	**For the year 2004**	**Amount**	**Range (%)**
Net cash flows from investing activities (Note 3)	**(118,036)**	(255,871)	137,835	53.87
Net cash flows from financing activities (Note 4)	**(291,930)**	119,777	(411,707)	(343.73)

Note:

1: *The closing balance of notes receivable increases by 79.12% compared with the beginning balance, mainly owing to the enlargement of the Group's business scale and thus more bills are used for settlement.*

2: *The closing balance of construction work in progress increases by 33.65% compared with the beginning balance, mainly resulting from increasing the capital contribution of RMB21,145,000 on the Conghua base construction of Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd., RMB8,646,000 on the rabies bacterin project (equipment installation B of Guangzhou Bio-technology Co., Ltd.), RMB5,688,000 on the Expansion Project for Oral liquid Production of Guangzhou Xingqun Pharmaceutical Company, and RMB4,188,000 on the GMP restrustion project on expansion project of grain of Guangzhou Xingqun Pharmaceutical Company.*

3: *The net cash flows from investing activities increase by 53.87% compared with that of last year. The main reason is that cash paid to acquire fixed assets decreases by RMB184,344,000 Compared with that of last year.*

4: *Net cash flows from financing activities decrease by 343.73% compared with that of last year, mainly because that the Group has repaid bank loans for 207,562 thousand accumulatively in net during the current year.*


GPC

XVI. DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS AND SYSTEMS AND HK GAAP

	Notes	At 31 December 2005 RMB'000	At 31 December 2004 RMB'000
Net assets under PRC Accounting Standards and Systems		**2,621,437**	2,440,230
Intangible assets capitalised	1	**37,367**	48,125
Difference arising from fixed assets revaluation	2	**128,522**	130,833
Deferred government grants income	3	**(4,259)**	(3,243)
Provision for employee benefits in medical insurance	4	**(53,586)**	(61,306)
Provision for deferred taxation	5	**10,822**	5,981
Impairment on goodwill	6	**(1,791)**	—
Difference in minority interests	11	**(15,389)**	(15,028)
Capital and reserve attributable to equity holders of the Company under HK GAAP		**2,723,123**	2,545,592

	Notes	2005 RMB'000	2004 RMB'000
Net profit under PRC Accounting Standards and Systems		**184,482**	55,292
Amortization of intangible assets	1	**(10,382)**	(10,446)
Additional depreciation on revalued fixed assets	2	**(1,975)**	(1,975)
Government grants recognised as income	3	**452**	361
Provision for employees benefits in medical insurance	4	**6,017**	5,476
Deferred taxation, net impact	5	**4,841**	(6,727)
Impairment on goodwill	6	**(1,791)**	—
Negative goodwill arising from the additional investment of an external investor into a subsidiary	7	**19,819**	—
Appropriation to staff bonus and welfare fund charged as expenses	8	**(6,074)**	(2,693)
Loss recognised arising from dilution in minority interests in a subsidiary		**—**	(1,908)
Unsettled long outstanding payables written off recognised as income	9	**2,397**	5,113
Receipt of non-cash donation recognised as income	10	**440**	—
Differences in minority interests	11	**(422)**	336
Profit attributable to equity holders of the Company under HK GAAP		**197,804**	42,829



XVI. DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS AND SYSTEMS AND HK GAAP *(continued)*

Notes:

1) *This is an amortisation of staff quarter reform costs incurred by the Company and its subsidiaries (collectively the "Group") prior to 2000 in relation to purchases of staff quarters by its employees. Under HK GAAP, such costs are recognised as an intangible asset and are subject to amortisation on a straight-line basis over a period of 10 years to reflect the estimated remaining average service life of its employees in which the related economic benefits are recognised. Under PRC Accounting Standards and Systems, the staff quarter reform costs are written off against retained earnings of the year in which they were incurred.*

2) *The Group's fixed assets were revalued by the international valuers in 1997 for the purpose of listing the Company's H shares. The revaluation has been reflected in the financial statements of the Group prepared under HK GAAP but not in the financial statements prepared under PRC Accounting Standards and Systems. Accordingly, the depreciation charge under HK GAAP is higher than that calculated under PRC Accounting Standards and Systems as the depreciation charge under HK GAAP is based on the revalued amount of fixed assets.*

3) *Government subsidies allocated for fixed assets are recognised as capital reserve in the financial statements prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, government subsidies are recognised as deferred income and credited to the income statement on a straight line basis in accordance with the estimated useful lives of the assets.*

4) *On 1 December 2001, the Group has participated in a medical insurance scheme set up and managed by the Guangzhou People's Municipal Government as required by the Provisional Rules of Medical Insurance issued by the Guangzhou People's Municipal Government. Medical insurance relating to contributions accrued for the past service rendered by the retired and retiring employees are recognised as expenses in prior years under HK GAAP. However, in the financial statements prepared under PRC Accounting Standards and Systems, medical insurance for the past service is recognised as expenses on cash basis. Cash basis is not acceptable under HK GAAP.*

5) *The Group has not made provision for deferred tax in the financial statements prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, deferred tax is accounted for using the liability method on all taxable temporary differences for deferred tax liability, and to recognise deferred tax assets to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.*

6) *Goodwill is amortised using the straight-line method under PRC Accounting Standards and Systems. Under HK GAAP, any impairment on goodwill is accounted for in the income statement on a yearly basis.*

7) *Equity in a subsidiary of the Company was diluted due to the issue of new shares to a third party by such subsidiary. Surplus arising from such transaction is recognised as capital reserve in the financial statements prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, it is accounted for in the income statement.*

8) *This was the staff bonus and welfare fund appropriated from profit after taxation in the financial statements prepared under PRC Accounting Standards and Systems. Under HK GAAP, it was recognised as expenses in the income statement of the year.*

9) *Write-off of payable was recognised as capital reserve in the financial statements prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, it was recognised in the income statement and was transferred from profit after tax to capital reserve.*

10) *Non-cash donation accepted by the Group was recognised as capital reserve in the financial statements prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, it was recognised in the income statement and was transferred from profit after tax to capital reserve.*

11) *Owing to the above adjustments, there is a difference in net profit / profit attributable to equity holders of the Company prepared under PRC Accounting Standards and Systems and HK GAAP. This results in a difference in the minority interests.*




Annual Report 2005

AUDITORS' REPORT TO THE SHAREHOLDERS OF GUANGZHOU PHARMACEUTICAL COMPANY LIMITED
(a joint stock company established in the People's Republic of China with limited liability)

We have audited the financial statements on pages 131 to 191 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 31 March 2006



Consolidated Balance Sheet

As at 31 December 2005
(Prepared in accordance with HK GAAP)

	Note	As at 31 December 2005 RMB'000	2004 RMB'000 Restated
ASSETS			
Non-current assets			
Property, plant and equipment	6	**1,542,068**	1,589,355
Investment properties	7	**8,712**	8,712
Land use rights	8	**134,691**	140,202
Intangible assets	9	**49,506**	57,546
Interests in associates	11	**4,854**	6,066
Available-for-sale financial assets	13	**61,994**	—
Investment securities	14	—	64,863
Deferred income tax assets	24	**53,345**	49,155
		1,855,170	1,915,899
Current assets			
Inventories	15	**1,148,569**	1,077,959
Trade and other receivables	16	**1,683,197**	1,518,633
Financial assets at fair value through profit or loss	17	**10,903**	—
Trading securities	18	—	18,562
Bank and cash balances	19	**618,581**	882,385
		3,461,250	3,497,539
Total assets		**5,316,420**	5,413,438
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	20	**1,592,034**	1,592,034
Other reserves	21	**989,014**	880,427
Retained earnings			
— Proposed final dividend	33	**56,763**	20,273
— Others		**85,312**	52,858
		2,723,123	2,545,592
Minority interest		**201,707**	212,287
Total equity		**2,924,830**	2,757,879


GPC

CONSOLIDATED BALANCE SHEET

As at 31 December 2005
(Prepared in accordance with HK GAAP)

	Note	As at 31 December 2005 RMB'000	2004 RMB'000 Restated
LIABILITIES			
Non-current liabilities			
Borrowings	23	—	109,500
Deferred income tax liabilities	24	**42,522**	43,174
Employee benefits	25	**46,203**	52,852
		88,725	205,526
Current liabilities			
Trade and other payables	22	**1,359,720**	1,430,214
Current income tax liabilities		**25,360**	34,680
Borrowings	23	**917,785**	985,139
		2,302,865	2,450,033
Total liabilities		**2,391,590**	2,655,559
Total equity and liabilities		**5,316,420**	5,413,438
Net current assets		**1,158,385**	1,047,506
Total assets less current liabilities		**3,013,555**	2,963,405

Xie Bin
Director

Zhou Yuejin
Director

The notes on pages 137 to 191 are an integral part of these financial statements.



BALANCE SHEET

As at 31 December 2005
(Prepared in accordance with HK GAAP)

	Note	As at 31 December 2005 RMB'000	2004 RMB'000
ASSETS			
Non-current assets			
Property, plant and equipment	6	**24,613**	21,949
Intangible assets	9	**972**	1,215
Investments in subsidiaries	10	**1,413,712**	1,477,475
Investments in associates	11	**2,179**	3,273
Investments in jointly controlled entities	12	**102,035**	—
Available-for-sale financial assets	13	**58,683**	—
Investment securities	14	—	64,739
		1,602,194	1,568,651
Current assets			
Other receivables	16	**638,420**	433,873
Financial assets at fair value through profit or loss	17	**10,903**	—
Trading securities	18	—	18,562
Bank and cash balances	19	**90,103**	201,801
		739,426	654,236
Total assets		**2,341,620**	2,222,887
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	20	**1,592,034**	1,592,034
Other reserves	21	**580,113**	551,042
Retained earnings			
- Proposed final dividend		**56,763**	20,273
- Others		**57,943**	31,596
Total equity		**2,286,853**	2,194,945
LIABILITIES			
Current liabilities			
Other payables	22	**54,767**	27,942
Total equity and liabilities		**2,341,620**	2,222,887

Xie Bin
Director

Zhou Yuejin
Director

The notes on pages 137 to 191 are an integral part of these financial statements.


GPC

Consolidated Income Statement

For the year ended 31 December 2005
(Prepared in accordance with HK GAAP)

	Note	Year ended 31 December 2005 RMB'000	2004 RMB'000
Sales	5	**9,026,340**	7,709,565
Cost of goods sold	26	**(7,472,974)**	(6,313,633)
Gross profit		**1,553,366**	1,395,932
Other revenues - net	28	**91,594**	65,146
Selling and marketing costs	26	**(616,821)**	(557,377)
Administrative expenses	26	**(641,365)**	(666,716)
Other operating expenses		**(16,459)**	(27,555)
Operating profit		**370,315**	209,430
Finance costs	29	**(53,610)**	(47,194)
Share of losses of associates	11	**(1,212)**	(561)
Profit before income tax		**315,493**	161,675
Income tax expense	30	**(107,771)**	(110,295)
Profit for the year		**207,722**	51,380
Attributable to:			
Equity holders of the Company	31	**197,804**	42,829
Minority interest		**9,918**	8,551
		207,722	51,380
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in RMB per share)			
- basic and diluted	32	**0.244**	0.053
Dividend	33	**56,763**	20,273

The notes on pages 137 to 191 are an integral part of these financial statements.



Consolidated Statement of Changes in Equity

For the year ended 31 December 2005
(Prepared in accordance with HK GAAP)

	Note	Attributable to equity holders of the Company				
		Share capital	**Other reserves**	**Retained earnings**	**Minority interest**	**Total**
	Note	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at 1 January 2004, as previously reported as equity		1,592,034	814,035	145,348	—	2,551,417
Balance at 1 January 2004, as previously separately reported as minority interest		—	—	—	182,627	182,627
Balance at 1 January 2004, as restated		1,592,034	814,035	145,348	182,627	2,734,044
Profit for the year		—	—	42,829	8,551	51,380
Dividend relating to 2003		—	—	(48,654)	(9,987)	(58,641)
Transfers		—	66,392	(66,392)	—	—
Minority interest - business combinations		—	—	—	4,768	4,768
Minority interest - capital contribution		—	—	—	26,328	26,328
Balance at 31 December 2004		1,592,034	880,427	73,131	212,287	2,757,879
Balance at 1 January 2005 as per above		1,592,034	880,427	73,131	212,287	2,757,879
Profit for the year			—	197,804	9,918	207,722
Dividend relating to 2004	33	—	—	(20,273)	(9,783)	(30,056)
Transfers		—	98,684	(98,684)	—	—
Impact arising from dilution of equity interest in a subsidiary (the subsidiary became a jointly controlled entity subsequent to the dilution) (Note 12)		—	9,903	(9,903)	(10,715)	(10,715)
Balance at 31 December 2005		1,592,034	989,014	142,075	201,707	2,924,830

The notes on pages 137 to 191 are an integral part of these financial statements.


GPC

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2005
(Prepared in accordance with HK GAAP)

	Note	Year ended 31 December 2005 RMB'000	2004 RMB'000
Cash flows from operating activities			
Cash generated from operations	34	**238,886**	297,072
Interest paid		**(51,211)**	(47,997)
Income tax paid		**(121,933)**	(113,714)
Net cash generated from operating activities		**65,742**	135,361
Cash flows from investing activities			
Acquisition of subsidiary, net of cash acquired		—	(2,150)
Proceeds from disposal of a joint venture		—	6,000
Purchase of interests in associates		—	(1,795)
Disposal of interests in associates		—	181
Purchase of property, plant and equipment		**(31,693)**	(71,609)
Payments for construction in progress		**(93,597)**	(232,602)
Proceeds from sale of property, plant and equipment	34	**1,230**	1,011
Purchase of intangible assets		**(500)**	—
Government grants received		**28,721**	13,822
Purchase of trading securities		—	(10,000)
Purchase of available-for-sale financial assets		**(200)**	—
Proceeds from sale of trading securities		—	41,413
Purchase of investment securities		—	(881)
Proceeds from sale of investment securities		—	277
Deposit received for partial disposal of a subsidiary		—	8,880
Loan repayments received from related parties		—	2,931
Interest received		**10,522**	9,326
Dividend received		**3,405**	8,403
Net cash used in investing activities		**(82,112)**	(226,793)
Cash flows from financing activities			
Capital contribution from minority shareholders		**62,627**	3,265
Proceeds from borrowings		**1,341,918**	1,256,482
Repayments of borrowings		**(1,621,923)**	(1,044,178)
Dividends paid to Company's shareholders	33	**(20,273)**	(48,654)
Dividends paid to minority interest		**(9,783)**	(9,987)
Net cash (used in)/generated from financing activities		**(247,434)**	156,928
Net (decrease)/increase in bank and cash balances		**(263,804)**	65,496
Bank and cash balances at beginning of the year		**882,385**	816,889
Bank and cash balances at end of the year	19	**618,581**	882,385

The notes on pages 137 to 191 are an integral part of these financial statements.



1. GENERAL INFORMATION

Guangzhou Pharmaceutical Company Limited (the "Company") was established as a joint stock company with limited liability in the People's Republic of China (the "PRC") on 1 September 1997. Its H shares have been listed on The Stock Exchange of Hong Kong Limited since 30 October 1997 and its A shares have been listed on The Shanghai Stock Exchange since 6 February 2001. The Company and its subsidiaries (together the "Group") are principally engaged in the manufacture of Chinese Patent Medicine ("CPM"), the wholesale, retail, import and export of western pharmaceutical products, CPM and medical apparatus and the wholesale, retail of Chinese raw medicine.

The address of its registered office is 45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC.

These financial statements have been approved for issue by the Board of Directors on 31 March 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with Hong Kong Financial Reporting Standards ("HKFRS"). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain properties, available-for-sale financial assets, financial assets and financial liabilities at fair value through profit or loss, which are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

The adoption of new / revised HKFRS

In 2005, the Group adopted the new / revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.


GPC

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.1 Basis of preparation *(continued)*

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 20	Accounting for Government Grants and Disclosure of Government Assistance
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 Amendment	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Properties
HKAS-Int 21	Income Taxes - Recovery of Revalued Non-Depreciated Assets
HKFRS 3	Business Combinations

The adoption of new / revised HKASs 1, 2, 7, 8, 10, 12, 14, 16, 18, 19, 20, 21, 23, 24, 27, 28 and 33 did not result in substantial changes to the Group's accounting policies. In summary:

— HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

— HKASs 2, 7, 8, 10, 12, 14, 16, 18, 19, 20, 23, 27, 28 and 33 had no material effect on the Group's policies.

— HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity financial statements.

— HKAS 24 has affected the identification of related parties and some other related-party disclosures.



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.1 Basis of preparation *(continued)*

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of land use rights from property, plant and equipment to operating leases. The up-front prepayments made for land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, land use rights were accounted for at cost less accumulated amortisation and accumulated impairment.

The Group adopted the proportionate consolidation under HKAS 31 "Interests in Joint Ventures" to account for its interests in jointly controlled entities. In prior years, the Group's interests in jointly controlled entities were accounted for by the equity method. The adoption of the proportionate consolidation approach under HKAS 31 represents a change in accounting policy.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss and available-for-sale financial assets.

The adoption of revised HKAS 40 has resulted in a change in the accounting policy of which the changes in fair values are recorded in the income statement as part of other revenues. In prior years, the increases in fair value were credited to the investment properties revaluation reserve. Decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter expensed in the income statement.

The adoption of revised HKAS-Int 21 has resulted in a change in the accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of investment properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use. In prior years, the carrying amount of that asset was expected to be recovered through sale.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 has resulted in a change in the accounting policy for goodwill. Until 31 December 2004, goodwill was:

— Amortised on a straight-line basis over a period ranging from 5 to 15 years; and

— Assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3 (note 2.8):

— The Group ceased amortisation of goodwill from 1 January 2005;

— Accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill;

— From the year ended 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.1 Basis of preparation *(continued)*

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

— HKAS 39 - does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous Statements of Standard Accounting Practice ("SSAP") 24 "Accounting for Investments in Securities" to investments in securities for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1 January 2005.

— HKAS 40 - since the Group has adopted the fair value model, there is no requirement for the Group to restate the comparative information, any adjustment should be made to the retained earnings as at 1 January 2005, including the reclassification of any amount held in revaluation surplus for investment properties.

— HKFRS 3 - prospectively after the adoption date.

(i) The adoption of revised HKAS 17 resulted in:

	As at 31 December	
	2005	2004
	RMB'000	*RMB'000*
Decrease in property, plant and equipment	**134,691**	140,202
Increase in land use rights	**134,691**	140,202

(ii) The adoption of HKAS 31 resulted in:

	As at 31 December	
	2005	2004
	RMB'000	*RMB'000*
Decrease in interests in jointly controlled entities	**172,496**	—
Increase in other non-current assets	**61,069**	—
Increase in current assets	**140,566**	—
Increase in non-current liabilities	**4,547**	—
Increase in current liabilities	**24,592**	—



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.1 Basis of preparation *(continued)*

(ii) The adoption of HKAS 31 resulted in: *(continued)*

	Year ended 31 December 2005 RMB'000	2004 RMB'000
Decrease in share of profits of jointly controlled entities	**28,833**	—
Increase in income	**245,431**	—
Increase in expenses	**(216,598)**	—

(iii) The adoption of HKFRS 3 and HKAS 38 resulted in:

	As at 31 December 2005 RMB'000
Increase in intangible assets	108
Increase in retained earnings	108

	Year ended 31 December 2005 RMB'000
Decrease in administrative expenses	108
Increase in basic and diluted earnings per share	0.0001

(iv) The adoption of HKAS 39 resulted in :

	As at 31 December 2005 RMB'000
Increase in available-for-sale financial assets	61,996
Decrease in investment securities	61,996
Increase in financial assets at fair value through profit or loss	10,903
Decrease in trading securities	10,903

There was no impact on basic and diluted earnings per share from the adoption of HKASs 17, 31, 39 and 40 and HKAS-Int 21.

There was no impact on opening retained earnings at 1 January 2004 from the adoption of HKASs 17, 31, 38, 39 and 40, HKAS-Int 21 and HKFRS 3.



GPC

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.1 Basis of preparation *(continued)*

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2006 or later periods are as follows:

- HKAS 19 (Amendment), Employee Benefits (effective from 1 January 2006)
- HKAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from 1 January 2006)
- HKAS 39 (Amendment), The Fair Value Option (effective from 1 January 2006)
- HKAS 39 and HKFRS 4 (Amendment), Financial Guarantee Contracts (effective from 1 January 2006)
- HKFRS 1 (Amendment), First-time Adoption of Hong Kong Financial Reporting Standards and HKFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006)
- HKFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006)
- HKFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to HKAS 1, Presentation of Financial Statements - Capital Disclosures (effective from 1 January 2007)
- HKFRS-Int 4, Determining whether an Arrangement contains a Lease (effective from 1 January 2006)
- HKFRS-Int 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1 January 2006)
- HK(IFRIC)-Int 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment (effective from 1 December 2005)

These new standards, amendments and interpretations to existing standards are either not relevant to the Group's operations or, if relevant, have not been early adopted by the Group, and management is currently assessing the impact on the Group's operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.2 Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31 December.

(a) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement (see note 2.8).

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.




GPC

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.2 Consolidation *(continued)*

(b) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by using the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (see note 2.8).

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in associates are stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividend received and receivable.

(c) Joint ventures

The Group's interests in jointly controlled entities are accounted for by proportionate consolidation. The Group combines its share of the jointly controlled entities' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the jointly controlled entities that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from the jointly controlled entities that result from the Group's purchase of assets from the jointly controlled entities until it resells the assets to an independent party. However, a loss on the transaction is recognised immediately if the loss provides evidence of a reduction in the net realisable value of current assets, or an impairment loss.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those segments operating in other economic environments.

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency"). The financial statements are presented in Renminbi, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

2.5 Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the financial period in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost to their residual values over their estimated useful lives, as follows:

Building	15 - 50 years
Plant, machinery and equipment	4 - 18 years
Motor vehicles and office equipment	5 - 10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 2.9).


GPC

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.6 Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property.

Investment property comprises land held under operating leases. Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs.

After initial recognition, investment property is carried at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. If this information is not available, the Group uses alternative valuation methods such as recent prices on less active markets or discounted cash flow projections. These valuations are performed in accordance with the guidance issued by the International Valuation Standards Committee. These valuations are reviewed annually by external valuers.

The fair value of investment property reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of the usage of individual properties and current market conditions. The fair value also reflects, on a similar basis, any cash outflows that could be expected in respect of the property.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Changes in fair values are recognised in the income statement as part of "other revenue-net".

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified and subsequently accounted for as investment property.

If an item of property, plant and equipment becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of property, plant and equipment under HKAS 16. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the income statement.

Investment property held for sale without redevelopment is classified within non-current assets held for sale, under HKFRS 5.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.7 Land use rights

Land use rights are stated at cost less accumulated amortisation and depreciation and accumulated impairment losses.

Amortisation of land use rights is calculated to write off their cost less accumulated impairment losses on a straight-line basis over the unexpired land use period of 20 to 50 years.

2.8 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary / associate / jointly controlled entity at the date of acquisition. Goodwill on acquisitions of subsidiaries and jointly controlled entities is included in intangible assets. Goodwill on acquisitions of associates is included in "investments in associates". Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(b) Patents and trademarks

Patents and trademarks are shown at historical cost. Patents and trademarks have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of patents and trademarks over their estimated useful lives (less than 20 years).

(c) Staff quarters reform costs

Staff quarters reform costs are expenditures incurred by the Group prior to year 2000 in relation to purchases of staff quarters by its employees. Such costs are recognised as an asset. These costs are amortised on a straight-line basis over a period of not more than 10 years to reflect the estimated remaining average service life of the employees of the Group in which the related economic benefits are recognised.

(d) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (three to five years).


GPC

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.9 Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows ("cash-generating units"). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.10 Financial assets

From 1 January 2004 to 31 December 2004:

The Group classified its investments in securities, other than subsidiaries, associates and jointly controlled entities, as investment securities and trading securities.

(a) Investment securities

Investment securities were stated at cost less any provision for impairment losses.

The carrying amounts of individual investments were reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary had occurred, the carrying amount of such securities was reduced to its fair value. The impairment loss was recognised as an expense in the income statement. This impairment loss was written back to income statement when the circumstances and events that led to the write-downs or write-offs ceased to exist and there was persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(b) Trading securities

Trading securities were carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities were recognised in the income statement. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, were recognised in the income statement as they arise.

From 1 January 2005 onwards:

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.10 Financial assets *(continued)*

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as "trade and other receivables" in the balance sheet (note 2.12).

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of investments are recognised on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Gains and losses arising, from changes in the fair value of the "financial assets at fair value through profit or loss" category including interest and dividend income, are presented in the income statement within "other revenues-net", in the period in which they arise.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as 'gains and losses from investment securities'. Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the Group's right to receive payments is established.


GPC

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.10 Financial assets *(continued)*

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of trade receivables is described in note 2.12.

2.11 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.12 Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement within "administrative expenses".

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.13 Cash

Cash refers to cash in hand and deposits held at call with banks.

2.14 Share capital

Ordinary shares are classified as equity.

Incremental cost directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from proceeds.

2.15 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.16 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.


GPC

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.17 Employee benefits

(a) Pension obligations

The Group participates in the defined contribution employee retirement schemes regarding pension benefits required under existing PRC legislation. The Group's obligations include contributions to a defined contribution retirement plan administered by a government agency determined at a certain percentage of the salaries of the employees. The regular contributions, which are charged to the income statement on an accrual basis, constitute net periodic costs for the year in which they are due and as such are included in staff costs. Once the contributions have been paid, the Group has no further payment obligations.

(b) Housing benefit

The Group's contributions to the defined contribution housing fund scheme administered by a government agency determined at a certain percentage of the salaries of the employees are expensed when services are rendered by the employees.

Costs of the housing allowance scheme designed and implemented by the Group are expensed when a legal or constructive obligation is established.

(c) Medical insurance

The Group's contributions to the defined contribution medical insurance scheme administered by a government agency for existing employees are expensed when services are rendered by the employees.

Contributions to the defined contribution medical insurance scheme for retired and retiring employees are accrued based on the period of their past services. Where the contributions do not fall due wholly within twelve months, the contributions payable are discounted using the discount rate determined by reference to market yields at the balance sheet date on high quality investments.

(d) Profit-sharing and bonus plans

The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's shareholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.18 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown, net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

(a) Sales of goods - wholesale

Sales of goods are recognised when an entity in the Group has delivered products to the customer, the customer has accepted the products and collectibility of the related receivables is reasonably assured.

(b) Sales of goods - retail

Sales of goods are recognised when an entity in the Group sells a product to the customer. Retail sales are usually in cash or by credit card. The recorded revenue includes credit card fees payable for the transaction. Such fees are included in "selling and marketing costs".

(c) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(d) Royalty income

Royalty income is recognised on an accruals basis in accordance with the substance of the relevant agreements.

(e) Dividend income

Dividend income is recognised when the right to receive payment is established.

2.19 Operating leases (as the lessee)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged in the income statement on a straight-line basis over the period of the lease.

2.20 Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.


GPC

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

Risk management is carried out by the Group's finance department (the "Group Finance") under policies approved by the Board of Directors. The Group Finance identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk and liquidity risk.

(a) Market risk

(i) Foreign exchange risk

The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to United States dollars ("US dollars") and Hong Kong dollars ("HK dollars"). The Group's businesses are principally conducted in Renminbi ("RMB"), except for import and export of western pharmaceutical products that are mainly conducted in US dollars and HK dollars. Dividends to shareholders holding H Shares are declared in RMB and paid in HK dollars. As at 31 December 2005, all of the Group's assets and liabilities were denominated in RMB except that bank and cash balances of RMB12,749,000 (2004:RMB35,999,000), trade and other receivables of RMB15,651,000 (2004:RMB15,183,000) and trade and other payables of RMB41,605,000 (2004:RMB27,572,000) were denominated in US dollars and HK dollars. Foreign exchange risk arises from such future commercial transactions, recognised assets and liabilities and declared dividends could affect the Group's results of operations.

(ii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet either as available-for-sale financial assets or as financial assets at fair value through profit or loss.

(b) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or via major credit cards.



3 FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding by arranging banking facilities.

(d) Cash flow and fair value interest rate risk

The Group has no significant interest-bearing assets. The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group's interest rate risk arises from its borrowings, details of which have been disclosed in note 23. All of the Group's borrowings were at fixed rates. The Group has not used any interest rate swaps to hedge its exposure to interest rate risk.

3.2 Fair value estimation

The nominal value less impairment provision of financial assets and liabilities are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Useful lives of property, plant, and equipment

The Group's management determines the estimated useful lives and related depreciation charges for its property, plant, and equipment. This estimate is based on the historical experience of the actual useful lives of assets of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.


GPC

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS *(continued)*

(b) Net realisable value of inventories

Net realisable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience and selling goods of similar nature. It could change significantly as a result of change in market condition. Management will reassess the estimations at the balance sheet date.

(c) Provision for impairment of receivables

The Group's management determines the provision for impairment of receivables. This estimate is based on the credit history of its customers and the current market condition. It could change significantly as a result of change in financial positions of customers. Management will reassess the provision at the balance sheet date.

5 SEGMENT INFORMATION

Primary reporting format - business segments

At 31 December 2005, the Group is organised into the following business segments:

- Manufacturing of CPM;
- Wholesale of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus;
- Retail of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus; and
- Import and export of western pharmaceutical products, CPM and medical apparatus.

Turnover consists of sales of goods from the above business segments, which are RMB9,026,340,000 and RMB7,709,565,000 for the years ended 31 December 2005 and 2004 respectively.

Other operations of the Group mainly comprise holding of investment properties and other investments, neither of which are of a sufficient size to be separately reported.


GPC

5 SEGMENT INFORMATION *(continued)*

Primary reporting format - business segments *(continued)*

The segment results are as follows:

	Year ended 31 December 2004					
	Manufacturing	**Wholesale**	**Retail**	**Import and export**	**Elimination**	**Group**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Total gross segment sales	1,936,887	5,601,112	278,839	193,661	(300,934)	7,709,565
Inter-segment sales	(16,656)	(261,155)	(9)	(23,114)	300,934	—
Sales	1,920,231	5,339,957	278,830	170,547	—	7,709,565
Segment results	205,990	49,599	(17,006)	3,790	(10,012)	232,361
Unallocated costs						(22,931)
Operating profit						209,430
Finance costs (Note 29)						(47,194)
Share of losses of associates (Note 11)	(561)					(561)
Profit before income tax						161,675
Income tax expense (Note 30)						(110,295)
Profit for the year						51,380

	Year ended 31 December 2005					
	Manufacturing	**Wholesale**	**Retail**	**Import and export**	**Elimination**	**Group**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Total gross segment sales	2,187,677	7,088,324	318,669	265,572	(833,902)	9,026,340
Inter-segment sales	(46,002)	(743,036)	—	(44,864)	833,902	—
Sales	2,141,675	6,345,288	318,669	220,708	—	9,026,340
Segment results	245,716	142,245	3,179	5,920	(27,477)	369,583
Unallocated profit						732
Operating profit						370,315
Finance costs (Note 29)						(53,610)
Share of losses of associates (Note 11)	(1,212)					(1,212)
Profit before income tax						315,493
Income tax expense (Note 30)						(107,771)
Profit for the year						207,722

5 SEGMENT INFORMATION (continued)

Primary reporting format - business segments (continued)

Other segment items included in the income statement are as follows:

	Year ended 31 December 2004					
	Manufacturing	Wholesale	Retail	Import and export	Unallocated	Group
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Depreciation (Note 6)	82,534	26,031	2,362	509	3,392	114,828
Amortisation (Note 8, Note 9)	11,466	3,206	—	30	—	14,702
Impairment of inventories	—	25,148	—	—	—	25,148
Impairment of trade and other receivables	1,007	7,539	—	144	—	8,690
Reversal of trade and other receivables impairment	(3,595)	—	—	—	—	(3,595)
Impairment of property, plant, and equipment (Note 6)	1,555	—	—	—	—	1,555

	Year ended 31 December 2005					
	Manufacturing	Wholesale	Retail	Import and export	Unallocated	Group
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Depreciation (Note 6)	99,272	19,152	2,113	173	4,679	125,389
Amortisation (Note 8, Note 9)	15,725	1,442	—	—	—	17,167
Impairment of goodwill (Note 9)	507	1,497	—	—	—	2,004
Impairment of inventories	580	929	—	—	—	1,509
Reversal of inventory impairment (Note 15)	—	(4,303)	—	—	—	(4,303)
Impairment of trade and other receivables	2,465	4,456	—	611	—	7,532
Reversal of trade and other receivable impairment	(1,692)	(100)	—	—	—	(1,792)
Reversal of property, plant, and equipment impairment (Note 6)	(341)	—	—	—	(7,110)	(7,451)

Unallocated costs represent corporate expenses.



5 SEGMENT INFORMATION *(continued)*

Primary reporting format - business segments *(continued)*

The segment assets and liabilities as at 31 December 2004 and capital expenditure for the year then ended are as follows:

	Manufacturing	Wholesale	Retail	Import and export	Unallocated	Elimination	Group
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Assets	2,561,454	2,344,415	162,165	102,743	575,079	(338,484)	5,407,372
Associates	6,066	—	—	—	—	—	6,066
Total assets	2,567,520	2,344,415	162,165	102,743	575,079	(338,484)	5,413,438
Liabilities	766,297	2,018,186	69,252	69,194	71,114	(338,484)	2,655,559
Capital expenditure (Notes 6, 8 and 9)	307,788	16,200	4,085	366	91	—	328,530

The segment assets and liabilities as at 31 December 2005 and capital expenditure for the year then ended are as follows:

	Manufacturing	Wholesale	Retail	Import and export	Unallocated	Elimination	Group
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Assets	2,499,796	2,436,726	194,843	122,651	684,748	(627,198)	5,311,566
Associates	4,854	—	—	—	—	—	4,854
Total assets	2,504,650	2,436,726	194,843	122,651	684,748	(627,198)	5,316,420
Liabilities	643,665	2,086,885	90,904	100,043	97,291	(627,198)	2,391,590
Capital expenditure (Notes 6, 8 and 9)	112,071	19,116	5,178	60	843	—	137,268

Segment assets consist primarily of land use rights, property, plant and equipment, intangible assets, inventories, receivables and operating cash. They exclude deferred taxation, investment properties and other investments.

Segment liabilities comprise operating liabilities. They exclude items such as taxation and certain corporate borrowings.

Capital expenditure comprises additions to land use rights (note 8), property, plant and equipment (note 6) and intangible assets (note 9), including additions resulting from acquisitions through business combinations.

Geographical segment

No geographical segments are presented as sales and results attributable to the markets outside the PRC are not more than 10% of the Group's consolidated sales and consolidated results.


Annual Report 2005
GPC

6 PROPERTY, PLANT AND EQUIPMENT

Group

	Buildings *RMB'000*	Plant, machinery and equipment *RMB'000*	Motor vehicles *RMB'000*	Construction in progress *RMB'000*	Total *RMB'000*
At 1 January 2004					
Cost	925,059	669,457	81,790	294,803	1,971,109
Accumulated depreciation	(213,616)	(317,917)	(45,665)	—	(577,198)
Net book amount	711,443	351,540	36,125	294,803	1,393,911
Year ended 31 December 2004					
Opening net book amount	711,443	351,540	36,125	294,803	1,393,911
Additions	34,104	30,368	6,616	236,348	307,436
Transfers	185,721	243,197	621	(429,539)	—
Contribution by minority shareholders	4,141	1,500	253	6,538	12,432
Acquisition of a subsidiary	—	315	138	369	822
Disposals (note 34)	(2,883)	(5,446)	(534)	—	(8,863)
Depreciation (note 26)	(49,103)	(50,896)	(14,829)	—	(114,828)
Impairment expense (note 5)	(41)	(1,514)	—	—	(1,555)
Closing net book amount	883,382	569,064	28,390	108,519	1,589,355
At 31 December 2004					
Cost	1,145,041	927,987	83,671	108,519	2,265,218
Accumulated depreciation	(261,659)	(358,923)	(55,281)	—	(675,863)
Net book amount	883,382	569,064	28,390	108,519	1,589,355
Year ended 31 December 2005					
Opening net book amount	883,382	569,064	28,390	108,519	1,589,355
Additions	10,370	25,666	3,088	90,619	129,743
Transfers	17,749	30,465	1,204	(49,418)	—
Disposals (note 34)	(748)	(4,020)	(534)	—	(5,302)
Disposal of a subsidiary	—	(3,333)	—	—	(3,333)
Impact arising from dilution of equity interest in a subsidiary (the subsidiary became a jointly controlled entity subsequent to the dilution) (note 12)	(35,638)	(12,128)	(1,755)	(936)	(50,457)
Depreciation (note 26)	(50,709)	(67,557)	(7,123)	—	(125,389)
Reversal of impairment charge (note 5)	7,110	245	96	—	7,451
Closing net book amount	831,516	538,402	23,366	148,784	1,542,068
At 31 December 2005					
Cost	1,132,693	935,531	80,104	148,784	2,297,112
Accumulated depreciation	(301,177)	(397,129)	(56,738)	—	(755,044)
Net book amount	831,516	538,402	23,366	148,784	1,542,068



6 PROPERTY, PLANT AND EQUIPMENT *(continued)*

Depreciation of RMB80,470,000 (2004: RMB74,588,000) has been expensed in cost of good sold, RMB80,000 (2004: RMB71,000) in selling and marketing costs and RMB44,839,000 (2004: RMB40,169,000) in administrative expenses.

Lease rentals amounting to RMB33,377,000 (2004: RMB36,172,000) relating to the lease of properties, are included in the income statement.

All of the Group's buildings are located in the PRC, except for a property with net book amount of RMB15,679,000 (2004: RMB9,556,000) which is located in Hong Kong.

Certain property, plant and equipment of the Group with net book amount of RMB93,511,000 (2004: RMB130,344,000) have been pledged for bank borrowings of the Group (note 23).

Company

	Buildings *RMB'000*	Plant, machinery and equipment *RMB'000*	Motor vehicles *RMB'000*	Total *RMB'000*
At 1 January 2004				
Cost	25,055	15,907	1,530	42,492
Accumulated depreciation	(13,476)	(6,977)	(299)	(20,752)
Net book amount	11,579	8,930	1,231	21,740
Year ended 31 December 2004				
Opening net book amount	11,579	8,930	1,231	21,740
Additions	—	3,743	—	3,743
Disposals	—	(30)	—	(30)
Depreciation	(466)	(2,887)	(151)	(3,504)
Closing net book amount	11,113	9,756	1,080	21,949
At 31 December 2004				
Cost	25,055	19,508	1,530	46,093
Accumulated depreciation	(13,942)	(9,752)	(450)	(24,144)
Net book amount	11,113	9,756	1,080	21,949
Year ended 31 December 2005				
Opening net book amount	11,113	9,756	1,080	21,949
Additions	—	263	—	263
Disposals	—	(30)	—	(30)
Depreciation	(1,614)	(2,914)	(151)	(4,679)
Reversal of impairment charge	7,110	—	—	7,110
Closing net book amount	16,609	7,075	929	24,613
At 31 December 2005				
Cost	25,055	19,740	1,530	46,325
Accumulated depreciation	(8,446)	(12,665)	(601)	(21,712)
Net book amount	16,609	7,075	929	24,613



6 PROPERTY, PLANT AND EQUIPMENT *(continued)*

Depreciation of RMB4,679,000 (2004: RMB3,504,000) has been expensed in administrative expenses.

Lease rentals amounting to RMB1,235,000 (2004: RMB1,183,000) relating to the lease of properties are included in the income statement.

7 INVESTMENT PROPERTIES - GROUP

The Group's investment properties are located in the PRC and have been revalued at their industrial use value by Mr. K.K. Ip of Greater China Appraisal Limited, an independent firm of valuers, at 31 December 2005. Mr. K.K. Ip is a Chartered Valuation Surveyor and a Registered Professional Surveyor.

8 LAND USE RIGHTS - GROUP

The Group's interests in land use rights represent prepaid operating lease payments on leases of between 20 years to 50 years in the PRC.

The land use rights are analysed as follows:

	2005	2004
	RMB'000	*RMB'000*
Opening	**140,202**	135,223
Additions	**—**	9,548
Impact arising from dilution of equity interest in a subsidiary (the subsidiary became a jointly controlled entity subsequent to the dilution) (Note 12)	**(1,529)**	—
Amortisation (Note 26)	**(3,982)**	(3,603)
Impairment expense	**—**	(966)
	134,691	140,202



9 INTANGIBLE ASSETS

Group

	Goodwill RMB'000	Patent and trademarks RMB'000	Staff quarters reform costs RMB'000	Total RMB'000
At 1 January 2004				
Cost	—	2,980	104,467	107,447
Accumulated amortisation	—	(68)	(45,896)	(45,964)
Net book amount	—	2,912	58,571	61,483
Year ended 31 December 2004				
Opening net book amount	—	2,912	58,571	61,483
Additions	2,154	5,008	—	7,162
Amortisation (a) (Note 26)	(150)	(503)	(10,446)	(11,099)
Closing net book amount	2,004	7,417	48,125	57,546
At 31 December 2004				
Cost	2,154	7,988	104,467	114,609
Accumulated amortisation	(150)	(571)	(56,342)	(57,063)
Net book amount	2,004	7,417	48,125	57,546



9 INTANGIBLE ASSETS (continued)

Group (continued)

	Goodwill RMB'000	Patent and trademarks RMB'000	Staff quarters reform costs RMB'000	Software RMB'000	Total RMB'000
Year ended 31 December 2005					
Opening net book amount	2,004	7,417	48,125	—	57,546
Additions	—	500	—	7,025	7,525
Impact arising from dilution of equity interest in a subsidiary (the subsidiary became a jointly controlled entity subsequent to the dilution) (note 12)	—	—	(376)	—	(376)
Impairment expense (b) (note 26)	(2,004)	—	—	—	(2,004)
Amortisation (a) (note 26)	—	(932)	(10,382)	(1,871)	(13,185)
Closing net book amount	—	6,985	37,367	5,154	49,506
At 31 December 2005					
Cost	2,154	8,488	104,092	7,025	121,759
Accumulated amortisation	(150)	(1,503)	(66,725)	(1,871)	(70,249)
Impairment	(2,004)	—	—	—	(2,004)
Net book amount	—	6,985	37,367	5,154	49,506







9 INTANGIBLE ASSETS *(continued)*

Company

	2005 RMB'000	2004 RMB'000
Staff quarters reform costs		
At 1 January		
Cost	**2,524**	2,524
Accumulated amortisation	**(1,309)**	(1,066)
Net book amount	**1,215**	1,458
Year ended 31 December		
Opening net book amount	**1,215**	1,458
Amortisation	**(243)**	(243)
Closing net book amount	**972**	1,215
At 31 December		
Cost	**2,524**	2,524
Accumulated amortisation	**(1,552)**	(1,309)
Net book amount	**972**	1,215

Notes:

(a) Amortisation of RMB13,185,000 (2004: RMB11,099,000) is included in administrative expenses in the income statement.

(b) The carrying amount of the segment has been reduced to its recoverable amount through recognition of an impairment loss against goodwill. This loss has been included in administrative expenses in the income statement.

10 INVESTMENTS IN SUBSIDIARIES - COMPANY

	2005 RMB'000	2004 RMB'000
Investments in subsidiaries - unlisted equity securities, at cost	**1,612,895**	1,574,623
Less: provision for impairment losses	**(97,148)**	(97,148)
Less: Impact arising from dilution of equity interest in a subsidiary (the subsidiary became a jointly controlled entity subsequent to the dilution) (note 12)	**(102,035)**	—
	1,413,712	1,477,475

Particulars of the principal subsidiaries are set out in note 38.


GPC

11 INTERESTS / INVESTMENTS IN ASSOCIATES

Group

	2005	2004
	RMB'000	*RMB'000*
At 1 January	**6,066**	5,292
Additions	**—**	1,335
Share of losses of associates	**(1,212)**	(561)
At 31 December	**4,854**	6,066

The Group's interests in its associates, all of which are unlisted, were as follows:

Name	Particulars of issued capital held	Country of incorporation	Principal activities	Interest held 2005 %	Interest held 2004 %
Ming Tai Enterprises (Thailand) Ltd.	Ordinary shares of Baht1 each	Thailand	Dormant	40.00	40.00
Guangzhou Jinshen Medical Co., Ltd.	Registered capital: RMB1.5 million	PRC	Production of health medicine	38.25	38.25
Guangzhou Jihua Bio-chemical . Co., Ltd.	Registered capital: RMB10 million	PRC	Development, manufacture and sales of medical apparatus and instruments	24.00	24.00
Shanghai Jiuhe Tang Chinese Medicine Co., Ltd.	Registered capital: RMB1.9 million	PRC	Sales of Chinese medicine	29.72	32.37

Company

	2005	2004
	RMB'000	*RMB'000*
Investments in associates:		
— Unlisted equity securities, at cost	**2,179**	3,273

12 INTERESTS/INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

Group

The Group's interests in its jointly controlled entities, all of which are unlisted, were as follows:

Name	Particulars of issued capital held	Country of incorporation	Principal activities	Interest held 2005 %	2004 %
WLJ	Registered capital: RMB204,756,878	PRC	Production of CPM	48.05	Note
Guangzhou Zhong Fu Medical Co., Ltd.	Registered capital: RMB800,000	PRC	Production of CPM	50.00	50.00
Guangzhou Lianjie Computer Technology Co.,Ltd.	Registered capital: RMB500,000	PRC	ERP Consulting service	50.00	50.00
PT. Purusa Bhakti	Ordinary shares of US$1 each	Indonesia	Dormant	50.00	50.00

Note: During the year, Guangzhou Wang Lao Ji Pharmaceutical Co., Ltd. ("WLJ"), a subsidiary of the Group, has issued additional 98,378,439 shares to a third party investor for total subscription price of RMB168,880,000. Consequently, the Group's interest in WLJ has been diluted from 92.48% to 48.0465% and WLJ became a jointly controlled entity of the Group since the effective completion date of subscription. Gain arising from this deemed disposal has been included in the consolidated income statement.



12 INTERESTS / INVESTMENTS IN JOINTLY CONTROLLED ENTITIES *(continued)*

Group *(continued)*

The following amounts represent the Group's share of assets, liabilities, and results of these jointly controlled entities that have been included in the consolidated balance sheet and consolidated income statement respectively:

	2005 ***RMB'000***	2004 *RMB'000*
Assets:		
Non-current assets	**61,069**	—
Current assets	**140,566**	—
	201,635	
Liabilities:		
Non-current liabilities	**4,547**	—
Current liabilities	**24,592**	—
	29,139	—
Net assets	**172,496**	—
Results:		
Income	**245,431**	—
Expenses	**(216,598)**	—
Profit after income tax	**28,833**	—
Proportionate interest in commitments	**38,722**	—

There are no contingent liabilities relating to the Group's interest in these jointly controlled entities, and no contingent liabilities of these entities themselves.

	Company	
	2005 ***RMB'000***	2004 *RMB'000*
Investments in jointly controlled entities:		
— Unlisted equity securities, at cost	**102,035**	—

13 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group RMB'000	Company RMB'000
At 1 January 2005	64,863	64,739
Additions	363	200
Disposals	(1,139)	—
Impairment losses	(2,093)	(6,256)
At 31 December 2005	61,994	58,683

Available-for-sale financial assets represented unlisted equity securities. The amount of provision for impairment losses as at 31 December 2005 was RMB2,093,000 (2004: Nil).

14 INVESTMENT SECURITIES

	Group RMB'000	Company RMB'000
At 31 December 2004		
Unlisted equity securities	64,863	64,739

There was no provision for impairment losses as at 31 December 2004.

15 INVENTORIES - GROUP

	2005 ***RMB'000***	2004 *RMB'000*
Raw materials	**116,937**	118,008
Work in progress	**110,260**	79,291
Finished goods	**91,550**	95,586
Merchandise	**828,982**	783,119
Production supplies	**840**	1,955
	1,148,569	1,077,959

The cost of inventories recognised as expense including those in cost of goods sold, amounted to RMB7,470,180,000 (2004: RMB6,338,781,000).

The Group reversed RMB4,303,000 (2004:Nil) of a previous inventory write-down during the year ended 31 December 2005 based on the sales proceeds of such inventories. The amount reversed has been included in administrative expenses in the income statement.


GPC

16 TRADE AND OTHER RECEIVABLES

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivables (a)	**1,004,658**	1,022,116	—	—
Less: provision for impairment of receivables	**(44,881)**	(54,457)	—	—
Trade receivables - net	**959,777**	967,659	—	—
Bills receivable	**331,754**	185,275	—	—
Other receivables and prepayments	**386,606**	359,387	**710**	444
Due from				
Subsidiaries (b)	—	—	**522,665**	338,472
Ultimate holding company (c)	**5,060**	6,312	**5,555**	6,322
Dividend receivable from subsidiaries	—	—	**109,490**	88,635
	1,683,197	1,518,633	**638,420**	433,873

Note:

(a) *Trade receivables generated from credit sales generally have credit terms of one to three months. The ageing analysis of trade receivables is as follows:*

	2005	*2004*
	RMB'000	*RMB'000*
Within 6 months	***922,280***	*849,715*
6 months to 1 year	***24,949***	*107,091*
Over 1 year	***57,429***	*65,310*
	1,004,658	*1,022,116*

At 31 December 2005, trade receivables amounted to RMB260,821,000 (2004: RMB100,661,000) were discounted by enterprise in the Group to banks in the PRC with full right of recourse. The corresponding collateralised borrowings were included in short-term bank borrowings.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, which are widely dispersed within the PRC.

The Group has recognised a loss of RMB5,740,000 (2004: RMB5,095,000) for the impairment of its trade receivables during the year ended 31 December 2005. The loss has been included in administrative expenses in the income statement.

(b) *The amounts due are unsecured, interest bearing at commercial market rate and repayable on demand.*

(c) *The amounts due are unsecured, interest free and repayable on demand.*



17 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS - GROUP AND COMPANY

	RMB'000
At 31 December 2005	
Held for trading	
— Unlisted debt securities	10,903

Financial assets at fair value through profit or loss are presented within the section on operating activities as part of changes in working capital in the cash flow statement (note 34).

Changes in fair values of financial assets at fair value through profit or loss are recorded in other revenues in the income statement (note 28).

18 TRADING SECURITIES - GROUP AND COMPANY

	RMB'000
At 31 December 2004	
Unlisted debt securities	18,562

19 BANK AND CASH BALANCES

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash at bank and in hand	**454,808**	641,801	**63,264**	133,352
Short-term deposits	**163,773**	240,584	**26,839**	68,449
	618,581	882,385	**90,103**	201,801

Cash at bank earned interests at floating rates based on daily bank deposit rates. Short-term deposits during the year ended 31 December 2005 are made for varying period of between seven days and three months, depending on the immediate cash requirements of the Group, and earned interests at the respective short-term deposit rates.


GPC

20 SHARE CAPITAL

	2005 RMB'000	2004 RMB'000
At 1 January and 31 December		
Share capital registered, issued and fully paid		
513,000,000 State shares of RMB1 each	**513,000**	513,000
219,900,000 H shares of RMB1 each	**219,900**	219,900
78,000,000 A shares of RMB1 each	**78,000**	78,000
	810,900	810,900
Share premium on issue of shares net of issuing expenses	**781,134**	781,134
	1,592,034	1,592,034

21 OTHER RESERVES

	Group				
	Capital reserve (Note a) RMB'000	Statutory surplus reserve (Note b) RMB'000	Statutory public welfare fund (Note b) RMB'000	Discretionary surplus reserve (Note b) RMB'000	Total RMB'000
Balance at 1 January 2004, as previously reported	397,589	194,306	134,459	87,681	814,035
Transfer from retained earnings, net	2,243	23,716	19,114	21,319	66,392
Balance at 31 December 2004	399,832	218,022	153,573	109,000	880,427
Balance at 1 January 2005, as per above	399,832	218,022	153,573	109,000	880,427
Transfer from retained earnings, net	1,966	38,563	34,119	24,036	98,684
Impact arising from dilution of equity interest in a subsidiary (the subsidiary became a jointly controlled entity subsequent to the dilution) (note 12)	19,819	(3,455)	(3,006)	(3,455)	9,903
Balance at 31 December 2005	421,617	253,130	184,686	129,581	989,014



21 OTHER RESERVES *(continued)*

	Company			
	Capital reserve	Statutory surplus reserve (note b)	Statutory public welfare fund (note b)	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Balance at 1 January 2004, as previously reported	397,824	86,627	59,177	543,628
Transfer from retained earnings	100	4,876	2,438	7,414
Balance at 31 December 2004	397,924	91,503	61,615	551,042
Balance at 1 January 2005, as per above	397,924	91,503	61,615	551,042
Transfer from retained earnings	100	19,314	9,657	29,071
Balance at 31 December 2005	398,024	110,817	71,272	580,113

Notes:

(a) Capital reserve

Transfers from retained earnings included:

— *an amount of RMB19,819,000 (2004: Nil) represented income arising from dilution of equity interest in a subsidiary.*

— *an amount of RMB452,000 (2004: RMB361,000) represented deferred income on government grants during the year net of minority interest.*

— *an amount of RMB2,397,000 (2004: RMB5,113,000) represented waiver of debts during the year net of minority interest.*

— *an amount of RMB440,000 (2004: Nil) represented donations received during the year net of minority interest.*

Transfers to retained earnings included:

— *an amount of RMB1,323,000 (2004: RMB1,323,000) represented depreciation on revalued fixed assets net of deferred tax credits.*

— *an amount of RMB1,908,000 in 2004 represented loss arising from capital injection in a subsidiary.*



GPC

21 OTHER RESERVES *(continued)*

Notes: (continued)

(b) Surplus reserve

The Company, its subsidiaries, jointly controlled entities and associates established in the PRC ("PRC Companies") are required to maintain certain surplus reserves by transferring from their profit after income tax in accordance with the relevant laws and regulations and, if applicable, Articles of Association, before any dividend is declared and paid.

Statutory surplus reserve

The PRC Companies are required to transfer 10% of their profit after income tax calculated in accordance with the PRC accounting standards and systems, to the statutory surplus reserve until the balance reaches 50% of their respective registered capital, where further transfers will be at their directors' recommendation. The statutory surplus reserve can only be used to make up prior year losses or to increase share capital.

Statutory public welfare fund

The PRC Companies are required to transfer 5% to 10% of their profit after income tax calculated in accordance with PRC Accounting Standards and Systems to the statutory public welfare fund. The statutory public welfare fund can only be used for capital expenditure on employees' collective welfare facilities. The fund is non-distributable other than in liquidation.

Discretionary surplus reserve

In accordance with relevant PRC regulations and subject to approval by shareholders in general meeting, discretionary surplus reserve fund can be used to reduce any losses incurred, to increase share capital and to pay dividends.

22 TRADE AND OTHER PAYABLES

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade payables (a)	**955,704**	985,686	**—**	—
Due to				
Subsidiaries (b)	**—**	—	**42,444**	1,407
Ultimate holding company (b)	**25,468**	19,865	**—**	—
Other payables and accrued charges	**378,548**	424,663	**12,323**	26,535
	1,359,720	1,430,214	**54,767**	27,942



22 TRADE AND OTHER PAYABLES *(continued)*

Notes:

(a) The ageing analysis of the trade payables at 31 December 2005 is as follows:

	Group	
	2005	2004
	RMB'000	RMB'000
Within 1 year	***908,119***	*952,171*
1 year to 2 years	***25,264***	*13,724*
Over 2 years	***22,321***	*19,791*
	955,704	*985,686*

(b) The amounts due are unsecured, interest free and repayable on demand.

23 BORROWINGS - GROUP

	2005	2004
	RMB'000	*RMB'000*
Non-current		
Bank borrowings		
— secured	—	11,820
— unsecured	—	97,680
	—	109,500
Current		
Short-term bank borrowings - secured	**43,961**	255,959
Current portion of long-term bank borrowings - secured	—	47,680
Current portion of long-term bank borrowings - unsecured	**50,000**	—
Short-term bank borrowings - unsecured	**823,824**	681,500
	917,785	985,139
Total borrowings	**917,785**	1,094,639

Except for bank borrowings of RMB50 million (with interest expense of RMB2,175,000 incurred during the year ended 31 December 2005), all bank borrowings are borrowed from state-controlled banks at prevailing market rates. Bank borrowings are secured by property, plant and equipment of the Group with carrying value of RMB93,511,000 at 31 December 2005 (2004: RMB130,344,000) (note 6).


GPC

23 BORROWINGS - GROUP *(continued)*

The maturity of borrowings is as follows:

	2005 RMB'000	2004 RMB'000
Within 1 year	**917,785**	985,139
Between 1 and 2 years	**—**	109,500
	917,785	1,094,639

The effective interest rates at the balance sheet date were as follows:

	2005	2004
Long-term bank borrowings	**—**	5.239%
Short-term bank borrowings	**5.236%**	4.858%

The carrying amounts of short-term bank borrowings and long-term bank borrowings approximate their fair value.

The carrying amounts of all the Group's borrowings are denominated in RMB.

The Group has the following undrawn borrowing facilities:

	2005 RMB'000	2004 RMB'000
Floating rate		
— expiring within one year	**25,671**	38,284

24 DEFERRED INCOME TAX - GROUP

	2005 RMB'000	2004 RMB'000
Deferred income tax assets:		
— Deferred income tax assets to be recovered after more than 12 months	**53,345**	49,155
Deferred income tax liabilities:		
— Deferred income tax liabilities to be settled after more than 12 months	**42,522**	43,174


GPC

24 DEFERRED INCOME TAX - GROUP *(continued)*

The gross movement on the deferred income tax account is as follows:

	2005	2004
	RMB'000	*RMB'000*
Beginning of the year	**(5,981)**	(12,707)
Recognised in the income statement (note 30)	**(4,842)**	6,726
End of the year	**(10,823)**	(5,981)

The movement in deferred income tax assets and liabilities during the year is as follows:

Deferred income tax assets

	Provisions for receivables		Impairment of other assets		Employee benefits		Others		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
At 1 January	**(15,821)**	(19,171)	**(7,221)**	(7,349)	**(20,210)**	(21,764)	**(5,903)**	(8,249)	**(49,155)**	(56,533)
Charged / (credited) to income statement	**1,481**	3,350	**1,324**	128	**2,537**	1,554	**(9,532)**	2,346	**(4,190)**	7,378
At 31 December	**(14,340)**	(15,821)	**(5,897)**	(7,221)	**(17,673)**	(20,210)	**(15,435)**	(5,903)	**(53,345)**	(49,155)

Deferred income tax liabilities

	Property, plant, and equipment revaluation	
	2005	2004
	RMB'000	*RMB'000*
At 1 January	**43,174**	43,826
Credited to income statement	**(652)**	(652)
At 31 December	**42,522**	43,174


GPC

25 EMPLOYEE BENEFITS - GROUP

	2005 RMB'000	2004 RMB'000
Medical insurance scheme	**53,586**	59,019
Housing allowance scheme	**19,276**	10,352
	72,862	69,371
Less: Current portion of employee benefits included in other payables and accrued charges	**(26,659)**	(16,519)
	46,203	52,852

26 EXPENSES BY NATURE

Expenses included in cost of goods sold, selling and marketing costs and administrative expenses are analysed as follows:

	2005 RMB'000	2004 RMB'000
Depreciation and amortisation (notes 6, 8 and 9)	**142,556**	129,530
Impairment expense of property, plant, and equipment	—	2,521
Impairment expense of investment securities	—	3,788
Impairment expense of available-for-sale financial assets	**2,093**	—
Impairment expense of goodwill (note 9)	**2,004**	—
Impairment expense of trading securities	—	1,191
Impairment expense of financial assets at fair value through profit or loss	**7,659**	—
Impairment expense of receivables, net of reversal	**5,740**	5,095
(Net reversal of impairment)/impairment of inventories	**(2,794)**	25,148
Outgoings in respect of investment properties	**3,713**	3,749
Outgoings in respect of other properties	**317**	2,629
Loss on disposal of property, plant, and equipment	**4,072**	7,852
Research and development costs	**37,984**	30,984
Transportation	**63,034**	59,476
Advertising costs	**196,136**	198,068
Changes in inventories of finished goods and work in progress	**26,932**	31,457
Raw materials and consumables used	**721,070**	609,555
Auditors' remuneration	**3,300**	3,324
Operating leases for buildings	**33,377**	36,172
Employee benefit expense (note 27)	**631,690**	612,611



27 EMPLOYEE BENEFIT EXPENSE

(a) Employee benefit expense are analysed as follows:

	2005	2004
	RMB'000	*RMB'000*
Pension benefit	**64,584**	61,455
Housing fund	**41,855**	30,538
Medical insurance	**34,054**	25,143
Housing allowances	**19,005**	12,132
Salaries, wages and other staff benefits	**472,192**	483,343
	631,690	612,611

(b) Directors' and supervisors' emoluments

The remuneration of every director and supervisor for the year ended 31 December 2005 is set out below:

	Fees	Salaries and other benefits	Bonuses	Retirement scheme contributions	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Name of director					
Yang Rongming(a)	—	—	—	—	—
Zhou Yuejin	—	147	160	18	325
Xie Bin (b)	—	179	—	18	197
Feng Zansheng (c)	—	140	1,045	18	1,203
Wu Zhang	80	—	—	—	80
Wong Hin Wing	80	—	—	—	80
Zhang Heyong	80	—	—	—	80
He Shuhua (d)	—	46	40	6	92
Name of supervisor					
Chen Canying (a)	—	—	—	—	—
Ou Yangqiang	—	141	—	18	159
Zhong Yugan	—	30	—	—	30


Annual Report 2005

27 EMPLOYEE BENEFIT EXPENSE *(continued)*

(b) Directors' and supervisors' emoluments *(continued)*

The remuneration of every director and supervisor for the year ended 31 December 2004 is set out below:

	Fees	Salaries and other benefits	Bonuses	Retirement scheme contributions	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Name of director					
Yang Rongming (a)	—	—	—	—	—
Zhou Yuejin	—	157	481	16	654
Feng Zansheng (c)	—	140	979	16	1,135
He Shuhua	—	133	294	16	443
Wu Zhang	74	—	—	—	74
Wong Hin Wing	67	—	—	—	67
Zhang Heyong	67	—	—	—	67
Cai Zhixiang	—	—	—	—	—
Li Yimin	—	—	—	—	—
Chu Youlin	25	—	—	—	25
Zhang Bohua	25	—	—	—	25
Liu Jinxiang	16	—	—	—	16
Huang Buren	5	—	—	—	5
Name of supervisor					
Luo Jidong	—	5	—	—	5
Tan Sima	—	5	—	—	5
Ou Yangqiang	—	96	107	13	216
Chen Canying (a)	—	—	—	—	—
Zhong Yugan	—	—	—	—	—

27 EMPLOYEE BENEFIT EXPENSE *(continued)*

(b) Directors' and supervisors' emoluments *(continued)*

Notes:

(a): The director or supervisor received emoluments from the parent company, part of which is in respect of his services to the Company and its subsidiaries. No apportionment has been made as the director considers that it is impracticable to apportion this amount between their services to the Group and their services to the Company's parent company.

(b): Appointed on 30 June 2005.

(c): The director received emoluments from the subsidiaries in respect of his services to the Company and its subsidiaries.

(d): Resigned on 27 April 2005

No directors and supervisors waived or agreed to waive any emoluments in respect of the year ended 31December 2005 and 31 December 2004.

(e) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include three (2004: two) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining two (2004: three) individuals during the year are as follows:

	2005	2004
	RMB'000	RMB'000
Basic salaries and allowances	**283**	499
Bonuses	**905**	1,330
Retirement scheme contributions	**36**	48

The emoluments fell within the following bands:

	Number of individuals	
	2005	2004
Emolument bands		
Nil - RMB1,000,000	**2**	3



28 OTHER REVENUES - NET

	2005	2004
	RMB'000	*RMB'000*
Gain on dilution of interest in a subsidiary (Note 12)	**19,819**	—
Interest income	**10,522**	9,326
Gross rental income from investment properties	**22,796**	21,883
Gross rental income from other properties	**16,758**	13,147
Royalty income	**2,579**	2,032
Realised income on disposal of trading securities	—	1,666
Dividend income from available-for-sale financial assets	**3,405**	—
Others	**15,715**	17,092
	91,594	65,146

29 FINANCE COSTS

	2005	2004
	RMB'000	*RMB'000*
Interest expense on borrowings	**51,338**	48,513
Less: interest capitalised in construction in progress	—	(3,746)
	51,338	44,767
Other incidental borrowing costs	**2,272**	2,427
	53,610	47,194

The capitalisation rate applied to funds borrowed generally and used for the development of construction in progress for the year ended 31 December 2004 was 4.32% to 5.49% per annum.



30 INCOME TAX EXPENSE

The PRC enterprise income tax has been provided at the principal rate of 33% (2004: 33%) on the estimated assessable profit for the year, except for a subsidiary and a jointly controlled entity which are foreign investment production enterprises. Given the subsidiary was established in a coastal economic development zone, the applicable enterprise income tax rate is 27%. The jointly controlled entity is entitled to exemption from the PRC enterprise income tax for two years commencing from the first profit-making year and a 50% reduction in the enterprise income tax rates in the following three years. Companies comprising the Group that are incorporated outside the PRC are liable to pay income tax on their taxable income in accordance with the tax laws of the countries in which they operate.

	2005	2004
	RMB'000	*RMB'000*
Current income tax		
- PRC enterprise income tax	**112,613**	103,569
Deferred income tax (note 24)	**(4,842)**	6,726
	107,771	110,295

The taxation on the Group's profit before income tax differs from the theoretical amount that would arise using the taxation rate of the PRC enterprise income tax as follows:

	2005	2004
	RMB'000	*RMB'000*
Profit before income tax	**315,493**	161,675
Calculated at a taxation rate of 33% (2004: 33%)	**104,112**	53,353
Effect of different taxation rates applicable to a subsidiary and a jointly controlled entity	**(9,736)**	(2,120)
Income not subject to taxation	**(6,540)**	(2,081)
Expenses not deductible for taxation purposes	**19,935**	63,374
Tax refund	**—**	(2,231)
Taxation charge	**107,771**	110,295

31 PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB112,180,000 (2004: RMB24,473,000).



32 EARNINGS PER SHARE

The calculation of earnings per share for the year ended 31 December 2005 is based on the profit attributable to equity holders of the Company of RMB197,804,,000 (2004: RMB42,829,000) and the 810,900,000 (2004: 810,900,000) shares in issue.

No diluted earnings per share is presented as there were no potential dilutive shares in issue during the years ended 31 December 2005 and 2004.

33 DIVIDEND

	2005 *RMB'000*	2004 *RMB'000*
Final, proposed, of RMB0.070 (2004: RMB0.025) per share	**56,763**	20,273

At a meeting held on 31 March 2006, the directors declared a final dividend of RMB0.070 per share. The proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2006.

34 CASH GENERATED FROM OPERATIONS

	2005 *RMB'000*	2004 *RMB'000*
Profit for the year	**207,722**	51,380
Adjustments for:		
— Tax (Note 30)	**107,771**	110,295
— Depreciation (Note 6)	**125,389**	114,828
— Amortisation (Note 8, Note 9)	**17,167**	14,702
— Impairment expense (Note 26)	**14,702**	37,743
— Loss on sale of property, plant and equipment (see below)	**4,072**	7,852
— Losses (including loss on disposal) on trading securities	—	385
— Interest income (Note 28)	**(10,522)**	(9,326)
— (Profit) / loss arising from change of interest in a subsidiary	**(19,819)**	1,908
— Dividend income (Note 28)	**(3,405)**	—
— Interest expense	**51,338**	44,767
— Share of loss from associates (Note 11)	**1,212**	561
— Realised gains on disposal of trading securities	—	(1,666)
	495,627	373,429
Changes in working capital:		
— Inventories	**(85,687)**	(26,032)
— Trade and other receivables	**(155,838)**	(116,591)
— Trade and other payables	**(15,216)**	66,266
Cash generated from operations	**238,886**	297,072



34 CASH GENERATED FROM OPERATIONS *(continued)*

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	2005	2004
	RMB'000	*RMB'000*
Net book amount (Note 6)	**5,302**	8,863
Loss on sale of property, plant and equipment	**(4,072)**	(7,852)
Proceeds from sale of property, plant and equipment	**1,230**	1,011

35 COMMITMENTS - GROUP

(a) Capital commitments

	2005	2004
	RMB'000	*RMB'000*
Property, plant and equipment		
Contracted but not provided for	**23,412**	24,836
Authorised but not contracted for	**38,036**	50,689
	61,448	75,525

(b) Commitments under operating leases

At 31 December 2005, the Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of buildings as follows:

	2005	2004
	RMB'000	*RMB'000*
Not later than 1 year	**20,315**	21,134
Later than 1 year and not later than 5 years	**44,705**	40,264
Later than 5 years	**19,908**	17,450
	84,928	78,848


GPC

36 FUTURE OPERATING LEASE ARRANGEMENTS

At 31 December 2005, the Group had future aggregate minimum lease receipts under non-cancellable operating leases in respect of buildings as follows:

	2005	2004
	RMB'000	*RMB'000*
Not later than 1 year	**23,389**	22,492
Later than 1 year and not later than 5 years	**47,047**	70,437
	70,436	92,929

37 RELATED-PARTY TRANSACTIONS

The directors regard Guangzhou Pharmaceutical Holdings Limited, a PRC state-owned enterprise under the control and supervision of the Guangzhou Municipal Government, as being the ultimate parent company.

Save as disclosed elsewhere in the consolidated financial statements, significant related party transactions, which were carried out in the normal course of the Group's business are as follows:

		2005	2004
	Note	***RMB'000***	*RMB'000*
Ultimate holding company			
License fee expense	a	**12,230**	7,618
Service fee expense	b	**860**	910
Welfare facilities fee expense	c	**310**	480
Rental expense	d	**3,450**	3,871
Capital contribution to a subsidiary of the Company		**—**	48,369
		16,850	61,248







37 RELATED-PARTY TRANSACTIONS *(continued)*

	Note	**2005 RMB'000**	2004 RMB'000
A jointly controlled entity			
Sales of raw materials	e	**20,700**	—
Purchase of finished goods	e	**26,310**	—
		47,010	—
Associates			
Purchase of finished goods	e	**—**	108
Fellow subsidiaries			
Sales of finished goods and raw materials	e	**201,295**	84,145
Purchase of finished goods and raw materials	e	**456,860**	104,449
		658,155	188,594
Other state-controlled entities	f		
Sales of finished goods and raw materials	e	**2,170,470**	2,275,337
Purchase of finished goods and raw materials	e	**768,546**	630,332
Purchase of machinery and equipment	e	**7,342**	16,115
Service fee expense	g	**76,792**	89,016
		3,023,150	3,010,800
Key management compensation			
Salaries and other benefits		**1,269**	945
Bonus		**1,327**	2,158
Retirement scheme contribution		**107**	62
		2,703	3,165

37 RELATED-PARTY TRANSACTIONS (continued)

	Note	2005 RMB'000	2004 RMB'000
Year-end balances arising from sales / purchases of goods/services			
Due from ultimate holding company		**5,060**	6,312
Due to ultimate holding company		**25,468**	19,865
Due from fellow subsidiaries		**51,614**	44,488
Less: Provision for impairment of receivables		**(1,682)**	(1,214)
		49,932	43,274
Due to fellow subsidiaries		**62,870**	24,183
Due from other state-controlled entities		**368,524**	394,479
Less: Provision for impairment of receivables		**(10,580)**	(16,437)
		357,944	378,042
Due to other state-controlled entities		**54,918**	143,869

Notes:

(a) *Pursuant to the Trademark License Agreement entered into by the Company and Guangzhou Pharmaceutical Holdings Limited ("GZPHL"), its ultimate holding company, on 1 September 1997, GZPHL has granted the Company and its subsidiaries, an exclusive right to use 38 trademarks owned by GZPHL for a term of 10 years. The Company agreed to pay a license fee for the use of the trademarks at 0.1% of the aggregate net sales of the Company and its subsidiaries. Effective February 2005, trademark licence fee of WLJ has been changed to 2.1% of its net sales.*

(b) *Pursuant to the Accommodation Services Agreement entered into by the Company and GZPHL on 1 September 1997 and supplemented by a notice dated 31 December 1997, GZPHL has agreed to continue to provide staff quarters to the employees of the Group. The Company agreed to pay a service fee equal to 6% per annum on the net book value of the relevant staff quarters. The Accommodation Services Agreement will expire on 31 December 2007.*

(c) *Pursuant to the Composite Services Agreement entered into by the Company and GZPHL on 1 September 1997, GZPHL agreed to provide certain welfare facilities to the Group. The Group agreed to be responsible for the operation, management and maintenance of the facilities and pay a welfare facilities fee equal to GZPHL's total depreciation charges of the welfare facilities in the year ended 31 December 1997 plus a 10% annual increment based on the welfare facilities for the previous year. The Composite Services Agreement will expire on 31 December 2007.*



37 RELATED-PARTY TRANSACTIONS *(continued)*

Notes: (continued)

(d) *Pursuant to the Tenancy Agreement and the Office Tenancy Agreement both entered into by the Company and GZPHL on 6 February 2004, GZPHL has granted to the Group the right to use certain premises such as warehouses and offices for a term of three and a half years at a fixed annual rent and is subject to the adjustment of standard rent as prescribed from time to time by Guangzhou Real Estate Administration Bureau, plus utilities and other outgoings which are payable based on actual consumption. The agreement will expire on 31 August 2007.*

(e) *The sales and purchase transactions with jointly controlled entities, associates, fellow subsidiaries and other state-owned entities were at terms similar to those transactions with other third parties.*

(f) *GZPHL, the parent of the Company, is a state-controlled entity directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. Stated-controlled enterprise and their subsidiaries, in addition to GZPHL group companies, directly or indirectly controlled by the PRC government are also related parties of the Group. Neither GZPHL nor the PRC government publishes financial statements available for public use.*

The Group sells its products on wholesale and retail basis. The retail sales are conducted through the Group's retail outlets at market prices on cash basis. Due to the pervasiveness of the Group's retail transactions with the state-controlled enterprises' employees on corporate business, the key management personnel and their close family members of state-controlled enterprises, and other related parties, there is no feasible way or a reliable system to track such transactions and ensure the completeness of the disclosure. Therefore, the sales of goods disclosed above do not include retail sales to related parties. Management believes that meaningful information relative to related party transaction has been adequately disclosed.

In addition, normal transactions entered into with financial institutions, public utilities providers and governmental departments and agencies have been excluded.

(g) *Service fee charged by other state-controlled enterprises are mainly in relation to advertising and promotion activities, commercial insurance and transportation. These transactions were entered into at open market terms.*


Annual Report 2005

38 PRINCIPAL SUBSIDIARIES

The following is a list of the principal subsidiaries at 31 December 2005:

Name	% of equity interest held Directly	Indirectly	Registered capital RMB	Principal activities
Guangzhou First Chinese Medicine Company Limited[2]	90.37	6.65	166,000,000	Production of CPM
Guangzhou Chen Li Ji Chinese Medicine Factory[1]	100.00	—	94,000,000	Production of CPM
Guangzhou Qi Xing Pharmaceutical Factory[1]	100.00	—	82,416,741	Investment Holdings
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.[3]	88.40	—	86,232,345	Production of CPM
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.[3]	87.77	—	65,436,232	Production of CPM
Guangzhou Xing Qun Pharmaceutical Co., Ltd.[3]	88.99	—	77,168,904	Production of CPM
Guangzhou Pharmaceutical Corporation Limited[2]	90.09	6.90	222,000,000	Trading of western pharmaceutical products and medical apparatus
Guangzhou Chinese Medicine Corporation[1]	100.00	—	72,026,905	Trading of CPM and Chinese raw medicine
Guangzhou Pharmaceutical Corporation Jianmin Medicine Chain Pharmacies[1]	—	96.99	10,694,000	Wholesaling and retailing of medicine, pharmaceutical and related products
Guangzhou Guo Xin Te Pharmaceutical Miscellaneous Medicine Wholesale Company[1]	—	96.99	3,000,000	Wholesaling of miscellaneous medicine
Guangzhou Jiamin Medicine Pharmaceutical Sales and Marketing Company[1]	—	96.99	500,000	Wholesaling of western pharmaceutical products
Guangzhou Pharmaceutical Import & Export Corporation[1]	100.00	—	2,568,000	Import and export of medicine
Guangzhou Qi Xing Pharmaceutical Co., Ltd.[4]	—	75.00	100,000,000	Production of CPM





38 PRINCIPAL SUBSIDIARIES *(continued)*

The following is a list of the principal subsidiaries at 31 December 2005: *(continued)*

Name	% of equity interest held Directly	% of equity interest held Indirectly	Registered capital RMB	Principal activities
Guangzhou Chinese Medicine Corporation Chinese Medical Drink and Pill Factory[1]	—	100.00	3,113,000	Processing of Chinese raw medicine
Guangzhou Chinese Medicine Corporation Medical Powder and Herb Wholesale Company[1]	—	100.00	534,000	Wholesaling of Chinese raw medicine
Guangzhou Chinese Medicine Corporation Sales and Marketing Company[1]	—	100.00	2,083,000	Wholesaling and retailing of CPM
Guangzhou Chinese Medicine Corporation Cai Zhi Lin Medicine Chain Pharmacies[1]	—	100.00	3,934,000	Retailing of Chinese raw medicine and CPM
Guangzhou Medical Equipment and Chemical Testing Equipment Co., Ltd.[2]	—	89.32	11,880,000	Wholesaling and retailing of medical apparatus and chemical testing equipment
Guangzhou Hanfang Contemporary Chinese Medicine Research and Development Co., Ltd.[2]	70.04	2.91	127,764,300	Research and development of CPM
Guangzhou Baidi Biological Pharmaceutical Co., Ltd.[2]	95.69	—	83,600,000	Research and development of patented biological products
Guangzhou Huanye Medicine Co., Ltd.[2]	59.70	—	6,000,000	Production of western pharmaceutical products
Guangzhou Guo Ying New and Special Medicine Wholesale Company[1]	—	96.99	9,070,000	Wholesaling of medicine and health care products
Guangzhou Pharmaceutical Group Yingbang Marketing Co., Ltd.[2]	51.00	—	18,407,863	Wholesaling of medicine and health care products
Guangxi Ying Kang Pharmaceutical Co., Ltd.[2]	51.00	—	31,884,529	Production of CPM

Except for the change in equity interest in Guangzhou Baidi Biological Pharmaceutical Co., Ltd from 94.86% to 95.69% during the year, there has not been any change in equity interests in other principal subsidiaries since 31 December 2004.

The place of operation of the above principal subsidiaries is in the PRC.

Kind of legal entities:

1 *State-owned enterprise*

2 *Limited company*

3 *Joint stock company*

4 *Sino-foreign joint venture*


GPC

Documents Available for Inspection

I. The original copy of the annual report signed by the Chairman of the Board;

II. The accounts signed by the legal representative and the Financial Controller of the Company;

III. The accounts prepared in accordance with PRC Accounting Standards and Systems for the year ended 31 December 2005 together with the auditors' report thereon signed by the Guangdong Yangcheng Certified Public Accountants Co., Ltd. and the accounts prepared under HK GAAP for the year ended 31 December 2005 together with the auditors' report thereon signed by PricewaterhouseCoopers;

IV. The original company documents disclosed and announcements published in Shanghai Securities, Hong Kong Economic Times and The Standard during the Reporting Period;

V. The documents listed above are available at the Secretariat to the Board, located at 2nd Floor, 45 Sha Mian North Street, Guangzhou, Guangdong, the PRC.





2005
Annual Report





GPC

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

（股份代號：874）

Designed and produced by: **Wonderful Sky Public Relations & Financial Consultant Co. Ltd.** Tel.: **2851 1038**

目錄

重要提示

(一) 廣州藥業股份有限公司(「廣州藥業」或「本公司」)董事會(「董事會」)、監事會(「監事會」)及其董事、監事、高級管理人員保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

(二) 本集團與本公司截至二零零五年十二月三十一日止年度(「本報告期」或「本年度」)財務報告分別經國內廣東羊城會計師事務所有限公司和香港羅兵咸永道會計師事務所審計並出具了標準無保留意見審計報告書。

(三) 本公司董事長楊榮明先生、總經理謝彬先生、財務總監兼財務部高級經理陳炳華先生聲明：保證本報告中財務報告的真實、完整。

(四) 本報告分別以中、英文兩種語言編訂，除按香港普遍採納之會計原則編製的財務報告及國際核數師報告外，兩種文體若出現解釋上的歧義時，以中文本為准。



(一) 法定中文名稱： 廣州藥業股份有限公司
中文名稱縮寫： 廣州藥業
英文名稱： Guangzhou Pharmaceutical Company Limited
英文名稱縮寫： GPC

(二) 法定代表人： 楊榮明

(三) 董事會秘書： 何舒華
證券事務代表： 黃雪貞
聯繫地址： 中國廣東省廣州市沙面北街45號
電話： (8620) 8121 8119 / 8121 8086
傳真： (8620) 8121 6408
電子郵箱： hesh@gpc.com.cn / huangxz@gpc.com.cn

(四) 註冊及辦公地址： 中國廣東省廣州市沙面北街45號
郵政編碼： 510130
國際互聯網網址： http://www.gpc.com.cn
電子郵箱： sec@gpc.com.cn
香港主要營業地點： 香港金鍾道89號力寶中心第2座20樓2005室

(五) 公司選定的訊息披露報紙： 中國內地：《上海證券報》
中國香港：《經濟日報》
《The Standard》(英文報)

中國證監會指定登載公司年度報告的網址： http://www.sse.com.cn
香港登載公司年度報告的網址： http://www.hkex.com.hk
年度報告備置地點： 廣州藥業股份有限公司董事會秘書處

(六) 股票上市交易所名稱及代碼： A股：上海證券交易所
代碼：600332 公司簡稱：廣州藥業
H股：香港聯合交易所有限公司
代碼：0874 公司簡稱：廣州藥業


GPC

（七） 其他資料

首次登記日期：	一九九七年九月一日
首次登記地點：	中國廣東省廣州市沙面北街45號
變更登記日期：	二零零四年十一月十五日
變更登記地點：	中國廣東省廣州市沙面北街45號
企業法人營業執照註冊號：	4401011101830
稅務登記號碼：	44010063320680x
聘請會計師事務所名稱及地址：	國際核數師： 羅兵咸永道會計師事務所 香港中環太子大廈22樓 國內核數師： 廣東羊城會計師事務所有限公司 中國廣東省廣州市東風中路410號健力寶大廈25樓



按中國會計準則及制度編製的賬項

項目		二零零五年 *人民幣千元*
1.	利潤總額	**306,741**
2.	淨利潤	**184,482**
3.	扣除非經常性損益後的淨利潤(註)	**185,561**
4.	主營業務利潤	**1,528,752**
5.	其他業務利潤	**43,302**
6.	營業利潤	**308,314**
7.	投資收益	**(8,063)**
8.	補貼收入	**720**
9.	營業外收支淨額	**5,770**
10.	經營活動產生的現金流量淨額	**146,323**
11.	現金及現金等價物淨增加額	**(263,842)**

註：　非經常性損益涉及項目及金額包括

項目	金額 *人民幣千元*
處置長期股權投資及固定資產產生的損益	**(806)**
各種形式的政府補貼	**720**
短期投資損益	**(7,659)**
扣除資產減值準備後的其他各項營業外收入、支出	**1,052**
委託投資損益	**(517)**
以前年度已經計提各項減值準備的轉回	**6,642**
所得稅影響數	**553**
少數股東損益影響數	**(41)**
合計	**(1,080)**





會計資料和業務資料摘要

按中國會計準則及制度與按香港普遍採納之會計原則編製的會計報表之間的差異

	説明	二零零五年 十二月三十一日 人民幣千元	二零零四年 十二月三十一日 人民幣千元
按中國會計準則及制度編製之淨資產		**2,621,437**	2,440,230
資本化之無形資產	1	**37,367**	48,125
固定資產重估價值差異	2	**128,522**	130,833
遞延政府補貼收入	3	**(4,259)**	(3,243)
過渡性醫療保險計提差異	4	**(53,586)**	(61,306)
遞延税款之淨影響	5	**10,822**	5,981
商譽評估減值	6	**(1,791)**	—
少數股東權益差異	11	**(15,389)**	(15,028)
按香港普遍採納之會計原則編製之公司權益持有人應佔資本及儲備		**2,723,123**	2,545,592

	説明	二零零五 人民幣千元	二零零四 人民幣千元
按中國會計準則及制度編製之淨利潤		**184,482**	55,292
無形資產之攤銷	1	**(10,382)**	(10,446)
固定資產重估增值部分所計提之折舊	2	**(1,975)**	(1,975)
需通過利潤表確認之政府補貼收入	3	**452**	361
過渡性醫療保險計提差異	4	**6,017**	5,476
遞延税款之淨影響	5	**4,841**	(6,727)
商譽評估減值	6	**(1,791)**	—
子公司由於吸收外部投資而引起的負商譽	7	**19,819**	—
需通過利潤表支銷之職工獎勵及福利基金計提	8	**(6,074)**	(2,693)
確認由於子公司少數股東股權攤薄而產生之損失		**—**	(1,908)
確認核銷長期未支付之應付款項	9	**2,397**	5,113
需通過利潤表確認之接受非現金捐贈收入	10	**440**	—
少數股東權益的變動差異	11	**(422)**	336
按香港普遍採納之會計原則編製之公司權益持有人應佔盈利		**197,804**	42,829



按中國會計準則及制度與按香港普遍採納之會計原則編製的會計報表之間的差異(續)

差異說明：

1. 此項目乃職工住房改造款，為二零零零年廣州藥業及其附屬企業(合稱「本集團」)職工向本集團購買職工住房發生之房改損失。按香港普遍採納之會計原則，此項損失視為無形資產，按職工的平均剩餘服務年限，即十年，按直線法平均攤銷。按中國會計準則及制度，相關損失調整當年年初未分配利潤。

2. 本集團在一九九七年H股上市時， 本集團資產由一國際評估師進行重估，該重估增值已反映於按香港普遍採納之會計原則編製之財務報表中，而不被反映在按中國會計準則及制度編製之財務報表中。按香港普遍採納之會計原則計提的折舊數是按經重估後的價值為基準，所以計提數大於按中國會計準則及制度計提的折舊。

3. 本集團在按中國會計準則及制度編製的財務報表中形成固定資產的政府撥款確認為資本公積，而按香港普遍採納之會計原則編製的財務報表中，該等補助收入遞延，並於有關資產之預計可用年限以直線法計入損益表。

4. 於二零零一年十二月一日，根據廣州市人民政府頒佈的《廣州市城鎮職工基本醫療保險試行辦法》，本集團參加了由廣州市人民政府統籌的醫療保險計劃。按香港普遍採納之會計原則要求，就退休及將退休職工過往的服務之醫療保險均應作為以前年度之費用，而在按中國會計準則及制度編製的財務報表中，此項醫療保險將在其實際支付時確認為費用。香港普遍採納之會計原則不採納現金收付實現制。

5. 本集團在按中國會計準則及制度編製的財務報表中未計提遞延税款，而在按香港普遍採納之會計原則編製的財務報表中，採用負債法就所有之短暫時差作全數撥備遞延税款負債，就有可能將未來應課税盈利與可動用之短暫時差抵消確認遞延税款資產。

6. 按中國會計準則及制度編製的財務報表中，商譽按直線法進行攤銷。而按香港普遍採納之會計原則，商譽應於每年或在有迹象顯示出現耗蝕時進行測試，任何減值直接確認於損益表中。

7. 本集團一子公司由於向第三方增發股份而攤薄了本公司在該子公司的股權。由於該資本交易而使本集團產生的盈餘，按中國會計準則及制度編製的財務報表是計入資本公積，而按香港普遍採納之會計原則編製之財務報表是通過損益表進行確認。

8. 此項差異為在按中國會計準則及制度編製的財務報表中於税後利潤計提之職工福利基金。而按香港普遍採納之會計原則編製之財務報表中，該等職工福利及獎勵基金於當期損益表中支銷。

9. 本集團在按中國會計準則及制度編製的財務報表中將應付賬項的核銷確認為資本公積。而按香港普遍採納之會計原則編製之財務報表中，該等應付賬項的核銷於損益表中確認，並由税後利潤轉撥至資本公積

10. 本集團在按中國會計準則及制度編製的財務報表中將接收非現金的捐贈確認為資本公積。而按香港普遍採納之會計原則編製之財務報表中，該等非現金的捐贈於損益表中確認，並由税後利潤轉撥至資本公積。

11. 由於上述調整使按香港普遍採納之會計原則與中國會計準則及制度計算之淨利潤/本公司權益持有人應佔盈利存在差異，因而引致少數股東權益發生差異。

會計資料和業務資料摘要

主要財務資料與財務指標

1. 按中國會計準則及制度編製的賬項

指標項目	二零零五年	二零零四年	二零零三年
主營業務收入（人民幣千元）	**9,026,340**	7,708,314	6,971,963
淨利潤（人民幣千元）	**184,482**	55,292	139,795
總資產（人民幣千元）	**5,098,095**	5,182,878	4,707,039
股東權益（不含少數股東權益）（人民幣千元）	**2,621,437**	2,440,230	2,429,476
每股收益（人民幣元）	**0.23**	0.07	0.17
每股淨資產（人民幣元）	**3.23**	3.01	3.00
調整後每股淨資產（人民幣元）	**3.17**	2.96	2.92
每股經常活動產生的現金流量淨額（人民幣元）	**0.18**	0.25	(0.01)
淨資產收益率（攤薄）(%)	**7.04**	2.27	5.75
淨資產收益率（加權）(%)	**7.31**	2.27	5.87
扣除非經營性損益後淨利潤的加權平均淨資產收益率 (%)	**7.64**	2.63	6.06
股東權益（不含少數股東權益）比率 (%)	**51.42**	47.08	51.61
資產負債率 (%)（註）	**44.94**	49.13	44.84

註： *資產負債率乃根據此公式計算：負債總值÷資產總值×100%*

2. 按香港普遍採納之會計原則編製的賬項

指標項目	二零零五年	二零零四年	二零零三年	二零零二年	二零零一年
營業額（人民幣千元）	**9,026,340**	7,709,565	6,973,113	5,943,823	5,334,029
除所得税前盈利（人民幣千元）	**315,493**	161,675	307,829	196,360	205,987
公司權益持有人應佔盈利（人民幣千元）	**197,804**	42,829	146,667	101,155	95,868
總資產（人民幣千元）	**5,316,420**	5,413,438	4,954,091	4,410,210	3,877,969
總負債（人民幣千元）	**2,391,590**	2,655,559	2,220,047	1,807,058	1,345,841
公司權益持有人應佔資本及儲備（人民幣千元）	**2,723,123**	2,545,592	2,551,417	2,454,080	2,408,430
每股盈利（人民幣元）	**0.24**	0.05	0.18	0.13	0.12
每股應佔資本及儲備（人民幣元）	**3.36**	3.14	3.15	3.03	2.97
公司權益持有人應佔資本及儲備收益率(%)	**7.26**	1.68	5.75	4.12	3.98
公司權益持有人應佔資本及儲備比率(%)	**51.22**	47.02	51.50	55.65	62.11
資產負債率%（註）	**44.98**	49.05	44.81	40.97	34.70

註： *資產負債率乃根據此公式計算：負債總值÷資產總值×100%*



按照中國證監會《公開發行證券公司信息披露編報規則(第9號)》要求計算的財務指標(按中國會計準則及制度編製)

本報告期利潤	淨資產收益率(%)		每股收益(人民幣元)	
	全面攤薄	加權平均	全面攤薄	加權平均
主營業務利潤	58.32	60.61	1.89	1.89
營業利潤	11.76	12.22	0.38	0.38
淨利潤	7.04	7.31	0.23	0.23
扣除非經常性損益後的淨利潤	7.08	7.64	0.23	0.23

二零零五年度股東權益變動情況(合併)

1. 按中國會計準則及制度編製的賬項

人民幣千元

項目	股本	資本公積	盈餘公積	其中：法定公益金	未分配利潤	股東權益合計
年初數	810,900	1,126,381	480,442	153,572	22,506	2,440,229
本年增加	—	23,073	96,717	28,897	194,398	314,188
本年減少	—	—	9,916	3,007	123,064	132,980
年末數	810,900	1,149,454	567,243	179,462	93,840	2,621,437

變動原因：

本年度資本公積增加主要因為：

(1) 廣州王老吉藥業股份有限公司(「王老吉藥業」)於二零零五年完成增資擴股，新股東溢價入股產生資本公積，本集團根據所持股比而享有人民幣18,893千元；

(2) 本集團研究開發項目完成後，將政府部門專項撥款人民幣1,335千元由專項應付款轉入；

(3) 本集團將無需支付應付款人民幣2,396千元轉入。


GPC

二零零五年度股東權益變動情況(合併)*(續)*

2. 按香港普遍採納之會計原則編製的賬項

項目	股本	股份溢價	資本公積金	法定盈餘公積金	法定公益金	任意盈餘公積金	保留盈利	總額
於二零零五年一月一日	810,900	781,134	399,832	218,022	153,573	109,000	73,131	2,545,592
本年度盈利	—	—	—	—	—	—	197,804	197,804
已派發二零零四年末期股息	—	—	—	—	—	—	(20,273)	(20,273)
轉撥	—	—	1,966	38,563	34,119	24,036	(98,684)	—
由於對附屬公司股權攤薄產生的影響(股權攤薄後公司成為共同控制實體)	—	—	19,819	(3,455)	(3,006)	(3,455)	(9,903)	—
於二零零五年十二月三十一日	810,900	781,134	421,617	253,130	184,686	129,581	142,075	2,723,123

股本變動情況

1. 股份變動情況表及股本結構

數量單位：股

	本次變動前	本次變動增減(+/-) 配股	送股	公積金轉股	增發	其他	小計	本次變動後
一. 未上市流通股份								
1. 發起人股份	513,000,000	—	—	—	—	—	—	513,000,000
其中：								
國家持有股份	513,000,000	—	—	—	—	—	—	513,000,000
境內法人持有股份								
境外法人持有股份								
其他								
2. 募集法人股份								
3. 內部職工股								
4. 優先股或其他								
未上市流通股份合計	513,000,000	—	—	—	—	—	—	513,000,000
二. 已上市流通股份								
1. 人民幣普通股	78,000,000	—	—	—	—	—	—	78,000,000
2. 境內上市的外資股								
3. 境外上市的外資股(H股)	219,900,000	—	—	—	—	—	—	219,900,000
4. 其他	—	—	—	—	—	—	—	—
已上市流通股份合計	297,900,000	—	—	—	—	—	—	297,900,000
三. 股份總數	810,900,000	—	—	—	—	—	—	810,900,000

2. 股票發行及上市情況

一九九七年十月，廣州藥業在香港發行了21,990萬股H股；二零零一年一月，廣州藥業又在國內發行了7,800萬股A股。目前，本公司總股本為81,090萬股，其中，國家股約佔63.26%，A股約佔9.62%，H股約佔27.12%。

3. 內部職工股情況

本公司無任何內部職工股。


GPC

股本變動及股東情況

股東情況介紹

1. 本報告期末股東總數

截至二零零五年十二月三十一日止，持有本公司股票的股東戶數為38,724戶。其中，國家股股東2戶，境內上市人民幣普通股(A股)股東38,688戶，境外上市外資股(H股)股東34戶。

2. 股東於本公司股份及相關股份之權益及淡倉

於二零零五年十二月三十一日，任何人士(並非本公司董事、監事或高級管理人員)於本公司的股份及相關股份中，擁有根據香港法例第571章證券及期貨條例(「證券條例」)第十五部的第2及第3分部須知會本公司及香港聯合交易所有限公司(「港交所」)，以及須記入本公司根據證券條例第336條而存置的登記冊的權益及淡倉如下:

股東名稱	持股種類	持有股份數目 (股)	佔已發行國家股百分比	約佔已發行H股百分比
廣州醫藥集團有限公司 (「廣藥集團」)	國家股	491,000,000	95.71%	—
香港上海滙豐銀行有限公司	H股	45,505,000	—	20.69%
渣打銀行(香港)有限公司	H股	23,435,000	—	10.66%
Morgan Stanley Dean Witter Hong Kong Securities Ltd	H股	21,816,870	—	9.92%
Prime Capital Management (Caymen) Limited	H股	17,916,000	—	8.15%
申銀萬國證券(香港)有限公司	H股	17,856,000	—	8.12%
國泰君安證券(香港)有限公司	H股	13,206,000	—	6.01%
滙豐金融證券(香港)有限公司	H股	12,366,000	—	5.62%

註： 根據香港中央結算(代理人)有限公司的通知，於二零零五年十二月三十一日，各公司在中央結算系統股票戶口內持有超過本公司已發行H股股份總數的5%。

除上述所披露外，就董事所知，並無任何其他人士或公司於二零零五年十二月三十一日於本公司之股份及相關股份中擁有佔本公司之已發行任何類別股份5%或以上之權益或淡倉。



股東情況介紹(續)

3. 前十名股東情況

於二零零五年十二月三十一日，本公司前10名股東情況如下：

股東名稱	股份性質	持股數 (股)	持有非 流通股數量	佔總 股本比例 (%)	質押或凍結 的股份數量
廣藥集團	國家股	491,000,000	491,000,000	約60.55	見註1
香港中央結算(代理人)有限公司	H股	218,274,799	—	約26.92	未知
中國長城資產管理公司	國家股	22,000,000	22,000,000	約2.71	無
裕隆證券投資基金	A股	2,000,000	—	約0.25	未知
申銀萬國－花旗－UBS Limited	A股	1,836,200	—	約0.22	未知
全國社保基金一零九組合	A股	1,692,353	—	約0.21	未知
中國光大銀行股份有限公司－泰信先行策略開放式證券投資	A股	1,685,703	—	約0.21	未知
招商證券－渣打－ING Bank N.V.	A股	1,662,332	—	約0.20	未知
國泰君安－建行－香港上海滙豐銀行有限公司	A股	1,395,037	—	約0.17	未知
申銀萬國－滙豐－Merrill Lynch International	A股	1,369,339	—	約0.17	未知

註：

1 *本報告期內，本公司控股股東一廣藥集團以其持有的部分本公司股份用於廣州白雲山製藥股份有限公司(「白雲山股份」)債務重組，涉及股份11,544萬股。其中1,248萬股擬轉讓予白雲山股份，有關手續正在辦理中；仍有10,296萬股被質押(包括6,511萬股已於二零零五年十一月十一日被裁定拍賣)。*

2 *根據香港中央結算(代理人)有限公司提供的資料，其持有的H股股份乃代表多個客戶持有。*

3 *本公司前10名股東中，廣藥集團與其他9名股東均無關聯關係，不屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。本公司並不知悉其餘9名股東之間是否存在關聯關係，也並不知悉其他9名股東之間是否屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。*



股東情況介紹(續)

4. 持股10%以上(含10%)的法人股東情況

股東名稱	持股比例	法定代表人	成立日期	註冊資本	經營範圍
廣州醫藥集團有限公司	60.55%	楊榮明	一九九六年八月七日	人民幣10.077億元	國有資產的經營、投資。生產、銷售:醫藥中間體、中西成藥、中藥材、生物技術產品、醫療器械、製藥機械、藥用包裝材料、保健食品及飲料、衛生材料及醫藥整體相關的商品。與醫藥產品有關的進出口業務,及房地產開發。

本報告期內,本公司的控股股東為廣藥集團,實際控制人為廣州市國有資產監督管理委員會(「廣州市國資委」)。


廣州市國資委
100%
廣藥集團
60.55%
本公司

5. 其他持股10%(含10%)以上的法人股東情況

本報告期內,本公司沒有其他持股10%(含10%)以上的法人股東。



股東情況介紹 *(續)*

6. 於二零零五年十二月三十一日，本公司前10名流通股股東情況如下：

股東名稱	持有流通股數量(股)	股票種類
香港中央結算(代理人)有限公司	218,274,799	H股
裕隆證券投資基金	2,000,000	A股
申銀萬國－花旗－UBS Limited	1,836,200	A股
全國社保基金一零九組合	1,692,353	A股
中國光大銀行股份有限公司－泰信先行策略開放式證券投資	1,685,703	A股
招商證券－渣打－ING Bank N.V.	1,662,332	A股
國泰君安－建行－香港上海滙豐銀行有限公司	1,395,037	A股
申銀萬國－滙豐－Merrill Lynch International	1,369,339	A股
HSBC Nominees (Hong Kong) Limited	866,000	H股
中國建設銀行－寶康消費品證券投資基金	600,198	A股

註：

1 *根據香港中央結算(代理人)有限公司提供的資料，其持有的H股股份乃代表多個客戶持有。*

2 *本公司並不知悉以上10名流通股股東之間是否存在關聯關係，亦並不知悉這10名流通股股東是否屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。*

7. 本年度內，本公司或其任何附屬公司概無買賣或購回本公司之股份。

8. 本報告期內，本公司控股股東未發生變更。

公眾持股量

就董事所知悉的公開資料作為基準，本公司刊發此報告前的最後實際可行日期的公眾持股量是足夠的。

優先認股權

本公司章程及中國法律並無要求本公司按照持有股份比例發行新股予現有股東之優先認購股權條款。


GPC

(一) 董事、監事及高級管理人員簡介

董事

楊榮明先生，52歲，本公司董事長，研究生學歷，現任廣藥集團董事長兼總經理。楊先生於一九七零年十月份參加工作，曾先後擔任廣州味精食品廠副廠長、廣州澳桑味精食品有限公司副總經理、廣州鷹金錢企業集團公司董事兼總經理、廣州珠江啤酒集團有限公司董事長兼總經理、廣州珠江啤酒股份有限公司董事長。楊先生同時亦為廣州星群(藥業)股份有限公司(「星群藥業」)、廣州中一藥業有限公司(「中一藥業」)、廣州醫藥有限公司(「醫藥公司」)董事及廣州醫藥足球俱樂部有限公司董事長。楊先生在企業管理、市場營銷等方面具有豐富的經驗。

周躍進先生，48歲，本公司副董事長兼資本運營部高級經理，工學學士、經濟學碩士、高級經濟師，執業藥師。周先生於一九七五年加入廣藥集團，曾先後任廣州何濟公製藥廠經營部部長、廣州何濟公製藥廠廠長助理、副廠長、廠長、香港保聯拓展有限公司董事、副總經理、本公司總經理。周先生同時亦為王老吉藥業及金鷹基金管理有限公司董事。周先生在企業管理及投資工作方面具有豐富經驗。

謝彬先生，48歲，本公司董事總經理，理學碩士，經濟師。謝先生於一九七四年八月參加工作，曾先後擔任廣州白雲山中藥廠廠長、廣州白雲山製藥總廠廠長、白雲山股份副總經理、總經理、董事等職務。謝先生同時亦為王老吉藥業副董事長、廣州市藥材公司(「藥材公司」)經理、中一藥業董事長兼總經理及星群藥業、醫藥公司和廣州醫藥足球俱樂部有限公司董事。謝先生自二零零四年十一月起任本公司總經理,二零零五年六月起任本公司董事。謝先生在企業管理、市場營銷等方面具有豐富經驗。

馮贊勝先生，55歲，本公司董事，於一九七零年加入廣藥集團。馮先生於一九七七年在廣州醫學院畢業，持有醫療系大學本科文憑，主管藥師。現任醫藥公司董事長兼總經理，亦任中國醫藥商業協會副會長、廣東省藥學會常務理事及貿易專業副主任委員。


GPC

(一) 董事、監事及高級管理人員簡介 *(續)*

獨立非執行董事

吳張先生，48歲，自二零零零年起至今任本公司獨立非執行董事，現任廣州證券有限責任公司董事長、廣州珠江實業有限公司獨立董事。於澳洲梅鐸大學取得工商管理碩士學位，具有堅實的經濟金融理論基礎和豐富的證券管理經驗。吳先生曾先後擔任廣州越銀財務發展公司總經理、香港越秀財務有限公司董事副總經理、香港越秀證券有限公司董事副總經理、金鷹基金管理有限公司董事長。

黃顯榮先生，43歲，自二零零四年三月二十六日起任本公司獨立非執行董事。黃先生於香港中文大學取得行政人員工商管理碩士學位，為香港會計師公會、香港董事學會、英國特許公認會計師公會資深會員及美國會計師公會會員、英國特許秘書及行政人員公會資深會員與英國證券專業協會會員。黃先生現為安里俊投資有限公司董事總經理與持牌人，乃根據證券及期貨條例的持牌法團。黃先生在會計、財務、投資管理和諮詢方面擁有超過22年的豐富經驗。他曾於一家國際會計師事務所任職4年，並擔任一家公眾上市公司首席財務主管7年。黃先生同時亦為AEON信貸財務(亞洲)有限公司董事。

張鶴鏞先生，66歲，自二零零四年三月起至今任本公司獨立非執行董事。張先生於上海醫科大學藥學專業本科畢業，現任國家食品藥品監督管理局顧問、國務院參事，亦任中國非處方藥物協會會長、中國醫藥質量管理協會會長、中國醫藥包裝協會會長及中國醫藥裝備行業協會會長。張先生具有豐富的醫藥行業經驗。

監事

陳燦英先生，56歲，本公司監事會主席。陳先生於一九七三年加入廣藥集團，於一九八五年在廣州市行政學院畢業。現兼任廣藥集團工會主席、本公司工會主席、廣州環葉製藥有限公司董事(「環葉製藥」)。陳先生亦為廣州市企業家協會常務理事、《中藥事業報》編輯委員會委員及全國中藥經濟研究會常務理事。

歐陽強先生，44歲，二零零四年三月份至今任本公司監事，現任本公司人力資源部高級經理，中級經濟師，於二零零零年在廣州市行政學院畢業並獲得經濟管理大學本科文憑。歐陽先生於一九九九年加入廣藥集團，曾任廣藥集團辦公室副主任、主任。


GPC

(一) 董事、監事及高級管理人員簡介 *(續)*

監事 *(續)*

鍾育贛先生，49歲，自二零零四年三月起至今任本公司監事，於一九八二年北京商學院獲經濟學學士學位,一九八五至一九八七年留學前南斯拉夫契里爾· 麥托蒂大學。鍾先生現為廣東商學院管理學院院長、管理學教授和碩士研究生導師，兼任中國高等院校市場學研究會副會長、中國市場學會副秘書長、中國國際公共關係協會學術工作委員會委員、廣東省商業經濟學會副會長、廣東省公共關係協會常務理事。鍾先生在市場營銷、戰略決策和企業管理方面具有豐富經驗。

高級管理人員

何舒華先生，49歲，本公司副總經理兼董事會秘書，於一九八二年加入廣藥集團。何先生於一九八二年畢業於中山大學生物系，於一九九五年取得中山大學理學碩士學位。何先生同時亦為廣西盈康藥業有限責任公司(「廣西盈康」)董事長、廣州漢方現代中藥研究開發有限公司(「廣州漢方」)和國藥集團工業股份有限公司董事、廣東省現場統計學會常務理事，廣州市十二屆人大代表。何先生自一九九七年起任本公司董事會秘書，自二零零一年九月起任本公司副總經理，於二零零四年十一月一日至二零零五年四月二十七日任本公司董事。何先生在企業管理、市場營銷等方面具有豐富的經驗。

蘇廣豐先生，42歲，本公司副總經理，工學學士。蘇先生於一九八七年起加入白雲山股份工作，曾先後任白雲山股份經營部副科長、廣州白雲山中藥廠經營副廠長等職務，蘇先生自二零零五年一月起任星群藥業董事長、總經理，自二零零五年六月起任本公司副總經理。蘇先生在企業管理和市場營銷方面具有豐富的經驗。

陳炳華先生，40歲，本公司財務總監兼財務部高級經理，管理學碩士，會計師。陳先生曾先後擔任上海浦東希迪有限公司總經理、中國對外貿易開發總公司財務部總經理及昂納光通信有限公司的財務負責人。陳先生同時亦為廣州拜迪生物醫藥有限公司(「廣州拜迪」)董事、廣西盈康董事與財務總監和國藥集團工業股份有限公司監事。陳先生自二零零二年起任本公司財務部高級經理，自二零零五年十二月起任本公司財務總監。陳先生在會計及財務管理方面有著較為豐富的經驗。



(二) 本報告期內，本公司董事、監事及高級管理人員持股(A股)情況

姓名	職務	期初持股數	期末持股數
楊榮明	董事長	—	—
周躍進	副董事長	28,900	28,900
謝　彬	董事(於二零零五年六月三十日獲委任)、總經理	1,000	1,000
馮贊勝	執行董事	—	—
吳　張	獨立非執行董事	—	—
黃顯榮	獨立非執行董事	—	—
張鶴鏞	獨立非執行董事	—	—
陳燦英	監事會主席	9,800	9,800
歐陽強	監事	10,100	10,100
鍾育贛	監事	—	—
何舒華	副總經理、董事會秘書	27,700	27,700
高　昉	財務總監(於二零零五年十一月三十日離任)	—	—
陳炳華	財務總監(於二零零五年十二月十三日獲委任)	4,800	4,800


GPC

(三) 董事、監事及高級管理人員於股份、相關股份及債券之權益及淡倉

1. 於二零零五年十二月三十一日，本公司董事、監事及高級管理人員根據證券條例第十五部第7及第8分部已知會本公司及港交所其於本公司或其任何相聯法團(定義見證券條例第十五部)之股份及相關股份及債券中擁有之權益或淡倉(包括根據證券條例之該等規定被假設或視作擁有之權益或淡倉)，或必須列入根據證券條例第352條予以存置之登記冊內，或根據港交所證券上市規則(「上市規則」)《上市公司董事進行證券交易的標準守則》(「標準守則」)必須知會本公司及港交所之權益或淡倉載列如下：

董事

姓名	權益類別	公司	股份數目
周躍進	個人	本公司(A股)	28,900
謝　彬	個人	本公司(A股)	1,000

監事

姓名	權益類別	公司	股份數目
陳燦英	個人	本公司(A股)	9,800
歐陽強	個人	本公司(A股)	10,100

高級管理人員

姓名	權益類別	公司	股份數目
何舒華	個人	本公司(A股)	27,700
陳炳華	個人	本公司(A股)	4,800

2. 除上述披露外，於二零零五年十二月三十一日，本公司董事、監事及高級管理人員或彼等之聯繫人概無擁有根據證券條例第十五部第7及第8分部須知會本公司及港交所有關於本公司或其任何相聯法團(定義見證券條例第十五部)之股份、相關股份或債券中任何個人、家族、公司或其他權益或淡倉(包括根據證券條例之該等規定被認為或視作擁有之權益或淡倉)，或必須列入根據證券條例第352條予以存置之登記冊內，或根據標準守則必須知會本公司及港交所之任何個人、家族、公司或其他權益或淡倉。



（四）本年度報酬情況

1. 報酬決策程序：

本公司董事及監事的年度薪酬總額均由董事會提出建議，經年度股東大會決議通過並授權董事會決定本公司董事、監事服務報酬金額及支付方法。高級管理人員的報酬金額及支付方法則由董事會結合本公司年度業績及個人績效考評確定。

2. 本年度報酬情況

於本年度，在本公司領取報酬的本公司董事、監事和高級管理人員的年度報酬總額為人民幣1,498千元，具體情況如下：

	在本公司領取報酬情況		是否在股東單位或
姓名	**是否在本公司領取報酬**	**年度報酬總額**	**關聯單位領取薪酬**
		人民幣千元	
董事			
楊榮明	否	—	在股東單位領取薪酬
周躍進	是	325	否
謝　彬	是	197	否
馮贊勝	否	—	在控股子公司領取
吳　張	是	80	否
黃顯榮	是	80	否
張鶴鏞	是	80	否
監事			
陳燦英	否	—	在股東單位領取薪酬
歐陽強	是	158	否
鍾育贛	是	30	否


GPC

（四）本年度報酬情況（續）

姓名	在本公司領取報酬情況 是否在本公司領取報酬	年度報酬總額 人民幣千元	是否在股東單位或關聯單位領取薪酬
高級管理人員			
何舒華	是	278	否
蘇廣豐	否	—	在控股子公司領取
高　昉[註]	是	125	否
陳炳華[註]	是	145	否

註：

(1)　高昉先生於二零零五年十一月三十日離任；

(2)　陳炳華先生於二零零五年十二月十三日獲委任，本年度年薪均為其擔任原職務所領取的薪酬；

(3)　本公司各位董事、監事、高級管理人員於本年度內薪酬情況同時亦於載於帳目附註第178頁。

（五）本報告期內，本公司董事、監事及高級管理人員獲委任或離任情況

1. 經本公司第三屆第十一次董事會會議審議通過，何舒華先生因工作原因於二零零五年四月二十七日辭去本公司董事職務。

2. 本公司於二零零五年六月三十日召開的二零零四年年度股東大會選舉謝彬先生為本公司第三屆董事會執行董事，任期自獲委任之日起至新一屆董事會成員產生之日止。

3. 本公司於二零零五年六月三十日召開的第三屆第十二次董事會會議上聘任蘇廣豐先生為本公司副總經理，任期自獲委任之日起至新一屆董事會成員產生之日止。

4. 經本公司第三屆第十七次董事會會議審議通過，本公司原財務總監高昉先生因工作調動原因於二零零五年十一月三十日離任。

5. 經本公司第三屆第十八次董事會會議審議通過，陳炳華先生獲委任為本公司財務總監，任期自獲委任之日起至新一屆董事會成員產生之日止。



（六）董事及監事的服務合約

本公司現任的每一位董事、監事均與本公司訂立書面服務合約，主要情況如下：

1. 執行董事周躍進先生與馮贊勝先生、獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生以及監事陳燦英先生、歐陽強先生及鍾育贛先生與本公司訂立的合約期限自二零零四年三月二十六日起至第四屆董事會成員、監事會成員選舉產生之日止；

2. 執行董事楊榮明先生與本公司訂立的合約期限自二零零四年十一月一日起至第四屆董事會成員選舉產生之日止；

3. 執行董事謝彬先生與本公司訂立的合約期限自二零零五年六月三十日起至第四屆董事會成員選舉產生之日止；

4. 本公司董事及監事的委任期自獲委任之日起至第四屆董事會成員及監事會成員選舉產生之日止，期限約為三年，任期屆滿可以連選連任。

5. 上述的董事及監事服務合約中並無關於在任期未屆滿期間終止服務合約需作補償之條款，亦無對任期屆滿後不再連任而需作補償之條款。

（七）董事及監事之合約權益

於本年度內或年終時，本公司、各同系附屬或控股公司概無簽訂任何涉及本集團之業務而本公司之董事或監事直接或間接在其中擁有重大權益之重要合約。

（八）董事及監事進行證券交易的標準守則

本公司已以港交所上市規則附錄十所載之《上市發行人董事進行證券交易的標準守則》作為董事及監事證券交易的守則；在向所有董事及監事作出特定查詢後，本公司確定本公司董事及監事於本報告期內均有遵守上述守則所規定的有關董事進行證券交易的標準。


GPC

（九）員工情況

二零零五年年末本集團在冊員工人數為		8,600人。
其中：	生產及後勤輔助人員	4,309人
	銷售人員	1,659人
	工程、科研及技術人員	1,284人
	財務及統計人員	292人
	其他行政管理人員	1,056人

本集團持有碩士文憑以上的員工有83人，本科文憑的員工有1,106人，另外，退休職工有4,747人。本年度的工資總額約為人民幣4.06億元。

本集團員工的薪酬包括工資、獎金及其他福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工執行不同的薪酬標準。



公司治理情況

本報告期內，本公司嚴格按照《中華人民共和國公司法》(「《公司法》」)、《證券法》、兩地證券交易所各自的上市規則和中國證監會有關法律法規的要求，不斷完善公司法人治理結構，規範公司運作。根據中國證監會《關於督促上市公司修改公司章程的通知》(證監公司字[2005]15號)的精神，依據《上市公司治理準則》、《關於加強社會公眾股股東權益保護的若干規定》、兩地證券交易所各自修訂的上市規則以及其他相關法律法規，結合本公司實際情況，分別修訂了《公司章程》、《股東大會議事規則》及《董事會議事規則》，以進一步規範本公司運作，健全現代企業制度，保護了中、小股東權益。

本公司根據廣東省人民政府《轉發國務院批轉證監會關於提高上市公司質量意見的通知》(粵府[2005]127號)的要求，針對新修訂的《公司法》、《證券法》及國務院批轉證監會的《關於提高上市公司質量意見的通知》的精神，對本公司進行了自查和制定了相關的措施，並將自查情況匯報了廣州市國資委。

1. 股東與股東大會

本公司致力確保所有股東，特別是中小股東，享有平等地位、能夠充分行使自己的權利及承擔相應的義務，同時確保股東對法律、行政法規及《公司章程》規定的公司重大事項，享有知情權和參與權，並建立和股東溝通的有效渠道。

股東大會是本公司的最高權力機構，依法行使職權，決定本公司重大事項。每年的年度股東大會或臨時股東大會為董事會與本公司股東提供直接溝通的渠道。本公司均嚴格按照中國證監會公佈的《股東大會規範意見》和本公司制訂的《股東大會議事規則》的要求召集、召開股東大會，嚴格遵守表決事項和表決程序的有關規定，維護上市公司和股東的合法權益，並由會計師和律師出席見證；同時也鼓勵所有股東出席股東大會，並歡迎股東於會議上發言。

2. 控股股東和上市公司關係

廣藥集團(持股60.55%)作為本公司的控股股東，依法行使其權利，承擔其義務，從未發生超越股東大會直接或間接幹預本公司經營活動；本公司與控股股東在資產業務、機構、財務和人員等方面分開，相互獨立；本公司董事會、監事會和內部機構均能夠獨立運作。


GPC

公司治理情況（續）

3. 董事與董事會

董事會是本公司的經營決策中心，受股東大會的委託，負責經營和管理公司的法人財產，並對股東大會負責。

本屆董事會乃本公司成立以來第三屆董事會，由7名董事組成，其中執行董事4人，獨立非執行董事3人。各位董事的任期自二零零四年三月二十六日或獲選之日起至新一屆董事會成員選舉產生之日止。

董事由股東大會選舉或更換，董事選舉實行累積投票制度。董事任期屆滿，可連選連任。獨立非執行董事均為獨立人士，與本公司及主要股東無任何關連關係，其連任時間不超過六年。

本公司已實行董事長與總經理由不同人士擔任，並有明確分工。董事長主持董事會工作，領導董事會的日常工作，檢查董事會決議的執行情況等；而總經理在董事會的領導下，主要負責本公司的日常生產經營管理工作，組織實施董事會決議等。

董事會成員具有不同的行業背景，在企業管理、財務會計、金融、醫藥行業和投資策劃等方面擁有專業知識和豐富的經驗。

目前，本公司共有三名獨立非執行董事，佔董事會總人數1/3以上。本公司獨立非執行董事均熟悉上市公司董事、上市公司獨立非執行董事的權利與義務。本報告期內，獨立非執行董事本著審慎負責、積極認真的態度出席董事會會議和股東大會，並充分發揮其經驗及專長，在完善本公司治理和重大決策等方面做了大量工作，對有關事項發表了中肯、客觀的意見，切實維護了本公司的廣大股東的利益。本公司三位獨立非執行董事均為董事會轄下專業委員會委員。

二零零五年度，本公司共舉行了七次董事會會議，討論了本集團的投資項目、關聯交易及財務方面的事項。董事會會議能進行有效的討論及做出認真審慎的決策。本報告期內，本公司獨立非執行董事未對本公司年內董事會各項議案及非董事會議案的本公司其他事項提出異議。本公司全體董事均能通過董事會秘書及相關部門及時獲得上市公司董事必須遵守的法定、監管及其他持續責任的相關資料及最新動向，以確保其能瞭解應盡之職責，保證董事會的程序得以貫徹執行以及適用的遵守。本公司董事和董事會專業委員會均有權根據職權、履行職責或業務的需要聘請獨立專業機構為其服務，由此發生的合理費用由本公司承擔。



公司治理情況（續）

3. 董事與董事會

獨立非執行董事之獨立性

董事會已收到所有獨立非執行董事按照港交所上市規則第3.13條就其獨立性而提交的確認函，認為現任獨立非執行董事均符合港交所上市規則第3.13條的相關指引，仍然屬於獨立人士。

本報告期內，本集團概無直接或者間接向本公司及控股股東的董事、監事及高級管理人員或彼等之關連人士提供貸款或貸款擔保。

董事會專業委員會

(1) 審核委員會

本公司於一九九九年八月成立審核委員會。該委員會的主要職責包括：檢討及監察本集團的財務匯報質量和程序；檢討本公司內部監控制度的健全性與有效性；審議獨立審計師的聘任及協調相關並檢討其工作效率和工作質量等。

審核委員會現有成員包括黃顯榮先生（委員會主任）、吳張先生和張鶴鏞先生。上述三位人士均為獨立非執行董事，符合相關規定的要求，其任期自獲委任之日起至新一屆董事會成員選舉產生之日止。於二零零五年，審核委員會共召開了三次會議，由黃顯榮先生主持，各委員均出席了每次會議。

委員會會議中通過的所有事項均按照有關規則作記錄並存檔。

審核委員會在本年度完成的主要工作包括：

- 審閱本集團的年度、半年度和季度業績報告和財務報告，及外部審計師發出的管理建議和本公司管理層的回應；
- 檢討本集團採納的會計政策及會計實務的有關事項；
- 協助董事會對本集團財務匯報程序和內部監控系統的有效性作出獨立評價；
- 就本公司的重大事項提供意見或提醒管理層關注相關的風險。


GPC

公司治理情況(續)

3. 董事與董事會(續)

(2) 投資管理委員會

於二零零一年二月，本公司成立投資管理委員會。該委員會的主要職責是負責審查、檢討本公司的戰略發展方向，制訂本公司的戰備規劃，監控重大資本運作、資產經營項目和投資項目的執行。

投資管理委員會現有成員為執行董事楊榮明先生(委員會主任)、周躍進先生、謝彬先生及馮贊勝先生。以上委員的任期自獲委任之日起至新一屆董事會成員選舉產生之日止。本年度，投資管理委員會共召開了一次會議，審議了本公司投資項目及投資方案，各委員均出席了每次會議。

(3) 薪酬與考核委員會

於二零零二年二月，本公司成立薪酬與考核委員會。該委員會的主要職責是審議或制訂本公司薪酬政策和激勵機制及其實施，以及就董事和高級管理人員的考核、任免與提名提出建議等。

薪酬與考核委員會現有成員為執行董事楊榮明先生與周躍進先生、獨立非執行董事吳張先生(委員會主任)、黃顯榮先生及張鶴鏞先生。以上委員的任期自獲委任之日起至新一屆董事會成員選舉產生之日止。

獨立非執行董事履行職責情況

本報告期內，本公司獨立非執行董事勤勉盡責，按時參加董事會會議，並對本報告期內本公司進行的關聯交易發表了獨立意見，認真履行了獨立非執行董事的職責。

1. 獨立非執行董事出席董事會會議的情況

姓名	本年應參加董事會次數	親自出席(次)	委託出席(次)	缺席(次)	備註
吳 張	7	7	/	/	/
黃顯榮	7	7	/	/	/
張鶴鏞	7	7	/	/	/

2. 獨立非執行董事對本公司有關事項提出異議的情況

本報告期內，本公司獨立非執行董事均未對本公司本年度董事會方案及其他非董事會議案事項提出異議。



公司治理情況（續）

4. 監事會

監事會依法獨立行使本公司監督權，保障股東、本公司和員工的合法權益不受侵犯。本公司監事會的人數和人員構成符合法律法規的要求。本年度，監事會共舉行了三次會議，全體監事出席了各次會議，代表股東對本公司財務以及董事和高級管理人員履行職責的合法合規性進行監督，並列席了所有的董事會會議，認真履行了監事會的職責。

5. 其他相關利益者

本公司能夠充分尊重和維護相關利益者的合法權益，實現股東、員工、社會等各方利益的協調平衡，共同推動本公司持續、健康地發展。

6. 信息披露與投資者關係管理

本公司指定由董事會秘書負責信息披露工作，負責接待股東或投資者來訪和諮詢，並及時處理股東來函。本公司指定中國內地《上海證券報》及中國香港《經濟日報》、《The Standard》為本公司信息披露的報紙。本公司嚴格按照有關法律法規及本公司制定《信息披露工作細則》的要求，真實、準確、完整、及時地披露有關信息，並確保所有股東有平等的機會獲得信息。

本公司與控股股東在業務、人員、資產、機構、財務等方面的分開情況

1. 業務分開方面：本公司業務獨立於控股股東，自主經營，業務結構完整。

2. 人員方面：本公司在勞動、人事及工資管理等方面均保持獨立。總經理、副總經理、董事會秘書、財務總監等高級管理人員均在本集團領取報酬。

3. 資產方面：本集團擁有獨立的生產系統、輔助生產系統和配套設施；擁有獨立的採購和銷售系統。本集團目前正在使用的36個商標所有權屬於本公司的控股股東廣藥集團。本公司與廣藥集團簽訂了有償使用《商標許可協議》。此外，本公司自行擁有4個註冊商標，該商標註冊在有效期內。

4. 機構獨立方面：本公司與控股股東完全不存在混合經營、合署辦公的情形。本公司設立了健全的組織機構體系，董事會、監事會及其他管理機構獨立運作，擁有獨立的決策管理機構和完整的生產單位，不存在與控股股東職能部門之間的從屬或上下級關係。

5. 財務方面：本公司設有獨立的財務部門，建立了獨立的會計核算體系和財務管理制度，本公司在銀行獨立開戶並獨立納稅。


GPC

股東大會情況簡介

本報告期內，本公司共召開了1次年度股東周年大會及1次臨時股東大會，相關情況如下：

會議屆次	召開日期	決議刊登的報紙名稱及披露日期
2004年年度股東大會	2005年6月30日	決議公告分別刊登在2005年7月1日的《上海證券報》及7月4日中國香港的《經濟日報》與《The Standard》上
2005年第一次臨時股東大會	2005年9月16日	決議公告刊登在2005年9月19日的中國國內《上海證券報》與中國香港《經濟日報》、《The Standard》上。



（除特別注明外，本報告涉及的財務資料均節錄自本集團按中國會計準則及制度編製之賬項）

管理層討論與分析

（一） 主營業務的範圍及其經營狀況

1. 經營業務範圍

本集團主要從事：(1)中成藥的製造與銷售；(2)西藥、中藥和醫療器械的批發、零售和進出口業務；(3)天然藥物和生物醫藥的研究開發。

2. 經營狀況分析

(1) 經營情況回顧

本報告期內，本集團一是強化對下屬企業經營運作的監控和管理，主動參與下屬企業的重大經營決策，努力提高企業經營質量和效益水平；二是在鞏固華南地區市場的基礎上，全力拓展省外市場；加快終端市場網絡的建設，積極擴大省外分銷渠道和拓展重點醫院、零售藥店、社區、農村等終端市場；加大力度打造各企業的專業化品牌，提升廣藥品牌的形象與市場影響力；三是積極推進本集團內部資源整合和一體化運作的進程。努力做好中藥材、大宗原輔料、包裝材料、進口物資和廣告媒體的統一採購工作；加強本集團內工商企業的業務合作，充分利用貿易業務的批發和零售網絡優勢，提高本集團產品的市場；四是加快本集團科技平臺的建設，加快新產品的研究開發和新技術的應用。上述一系列措施的實施取得了良好的效果。本報告期內，並達到本公司成立以來的最好水平。

按中國會計準則及制度編製的財務報表計算，本集團的營業額約為人民幣9,026,340千元，同比增長17.10%；稅前利潤306,741千元，同比增長82.97%;淨利潤約為人民幣184,482千元，同比增長233.65%。按香港普遍採納之會計原則編製的財務報表計算，本集團的營業額約為人民幣9,026,340千元，同比增長17.07%；除所得稅前盈利約為人民幣315,493千元，同比增長95.14%；本公司權益持有人應佔盈利約為人民幣197,804千元，同比增長361.84%。



管理層討論與分析(續)

(一) 主營業務的範圍及其經營狀況(續)

2. 經營狀況分析(續)

(1) 經營情況回顧(續)

本年度各主要業務的營業額及主營業務利潤如下:

人民幣千元

	營業額		主營業務利潤	
	按中國會計準則及制度	按香港普遍採納之會計原則	按中國會計準則及制度	按香港普遍採納之會計原則
主要業務:				
製造及銷售	2,141,675	2,141,675	1,098,097	1,116,452
貿易				
其中: 批發	6,345,288	6,345,288	352,402	357,617
零售	318,669	318,669	63,185	64,197
進出口	220,708	220,708	15,068	15,100
貿易小計	6,884,665	6,884,665	430,655	436,914
合計	9,026,340	9,026,340	1,528,752	1,553,366

本集團製造業務(「製造業務」)及貿易業務(「貿易業務」)按中國會計準則及制度編製的地區銷售情況如下表:

人民幣千元

	製造業務		貿易業務			
地區	銷售額	佔製造業務銷售額比重 (%)	銷售額	佔貿易業務銷售額比重 (%)	合併銷售	佔總銷售 (%)
華南	1,264,923	59.06	6,010,447	87.30	7,275,370	80.60
華東	349,441	16.31	283,621	4.12	633,062	7.02
華北	202,533	9.46	123,615	1.80	326,148	3.61
東北	127,986	5.98	70,564	1.02	198,550	2.20
西南	122,516	5.72	226,351	3.29	348,867	3.86
西北	70,275	3.28	68,008	0.99	138,283	1.53
出口	4,001	0.19	102,059	1.48	106,060	1.18
合計	2,141,675	100.00	6,884,665	100.00	9,026,340	100.00



管理層討論與分析*(續)*

(一) 主營業務的範圍及其經營狀況*(續)*

2. 經營狀況分析*(續)*

(2) 中成藥製造業務

按中國會計準則及制度編製的財務報表計算，本集團製造業務於本年度的營業額為人民幣2,141,675千元，同比增長11.60%；利潤總額為人民幣216,380千元，同比增長20.00%；淨利潤為人民幣120,209千元，同比增長27.60%。按香港普遍採納之會計原則編製的財務報表計算，本集團製造業務於本年度的營業額為人民幣2,141,675千元，同比增長11.60%；除所得稅前盈利為人民幣230,502千元，同比增長29.51%；本公司權益持有人應佔盈利為人民幣136,761千元，同比增長56.34%。製造業務銷售收入和所得稅前利潤均達到歷史最好水平。

本報告期內，本集團製造業務一是繼續加強支柱產品消渴丸、華佗再造丸、夏桑菊、王老吉涼茶系列和潘高壽止咳化痰系列等的營銷策劃工作，加強銷售隊伍的建設，加大產品宣傳與推廣力度，努力提高產品的市場份額；二是積極擴大分銷渠道和拓展醫院、社區和零售終端市場，加大力度拓展農村市場以及省外市場。年內，廣州藥業及屬下企業分別在成都、武漢、西安、瀋陽、鄭州和珠海等城市舉行大型的工商聯誼及產品推介會，加強企業與經銷商的聯繫與溝通，提高了企業品牌和產品的知名度，擴大了產品的區域銷售市場。

通過上述措施的實施，二零零五年銷售收入人民幣1,000萬元以上的產品達36個，其中年銷售收入人民幣1億元以上的品種有消渴丸、華佗再造丸、夏桑菊與王老吉廣東涼茶系列4個，年銷售收入人民幣達3,000萬－1億元的產品有17個，年銷售收入人民幣1,000－3,000萬元的產品有15個。本年度銷售收入顯著增長的重點產品有夏桑菊、王老吉清涼茶、補脾益腸丸、蛇膽川貝枇杷膏與治咳川貝枇杷露等，該等產品分別比去年同期增長28.78%、117.49%、46.53%、42.70%與33.56%。

本報告期內，製造業務的止咳化痰利肺藥、糖尿病藥、腸胃用藥與疏風活血藥的銷售額分別比去年同期增長35.51%、16.64%、8.18%和16.63%。


GPC

管理層討論與分析 *(續)*

(一) 主營業務的範圍及其經營狀況 *(續)*

2. 經營狀況分析 *(續)*

(2) 中成藥製造業務 *(續)*

製造業務主要品種與產品銷售情況： *人民幣千元*

產品類型	銷售收入 二零零五年	毛利潤 二零零五年
清熱解毒藥	496,761	240,223
糖尿病藥	406,503	269,337
止咳化痰利肺藥	254,180	144,198
疏風活血藥	244,004	152,540
胃腸用藥	99,166	45,325
其他	641,061	264,811

本年內，本集團繼續加快科技平臺建設，加大新產品研發力度。二零零五年，獲生產批文的新藥品6個，獲臨床批文5個。最近，廣州藥業的中藥提取分離過程現代化國家工程研究中心的主體工程正式落實並投入使用，它將成為本公司現代中藥及提取技術的研究開發平台。

(3) 醫藥貿易業務(包括批發、零售和進出口業務)

按中國會計準則及制度編製的財務報表計算，本集團貿易業務於本年度的營業額約為人民幣6,884,665千元，同比增長18.92%；利潤總額約為人民幣90,361千元，同比增長813.10%，淨利潤為人民幣64,273千元，同比增長265.14%。按香港普遍採納之會計原則編製的財務報表計算，本集團貿易業務於本年度的營業額約為人民幣6,884,665千元，同比增長18.92%；除所得稅前盈利約為人民幣84,991千元，同比增長621.35%，本公司權益持有人應佔盈利為人民幣61,043千元，同比增長236.72%。

本報告期內，貿易業務一是積極物色和培育有市場前景的特色產品，努力拓展名優產品銷售市場；二是加快本集團內資源整合的進程，切實做好中藥材、大宗原輔料與進口物資的採購、供應和服務工作；三是加強與本集團製造企業的業務合作，充分利用貿易業務的營銷網絡，擴大本集團產品的銷售比重。

本報告期內，貿易業務共新增銷售客戶694家，新增總經銷品種22個。截至二零零五年十二月三十一日止，本集團的醫藥零售網點共有161家，其中，主營中藥的「采芝林」藥業連鎖店87家，主營西藥的「健民」醫藥連鎖店73家，盈邦大藥房1家。

管理層討論與分析(續)

(一) 主營業務的範圍及其經營狀況(續)

3. 本公司下屬企業的經營情況及業績

人民幣千元

企業名稱	主要產品及業務性質	本公司直接持股比例 (%)	本年度銷售收入	本年度利潤	本年度淨利潤	本年度末總資產	本年度末淨資產
星群藥業	夏桑菊等中成藥製造	88.99	273,482	45,056	27,167	307,193	215,885
中一藥業	消渴丸等中成藥製造	90.36	569,932	103,266	68,728	519,303	384,622
廣州陳李濟藥廠	烏雞白鳳丸等中成藥製造	100.00	222,418	38,098	24,040	277,709	222,749
廣州奇星藥業股份有限公司	華佗再造丸等中成藥製造	75.00	352,632	47,501	34,056	279,548	143,258
廣州敬修堂藥業股份有限公司	清熱消炎寧等中成藥製造	88.40	159,438	2,094	1,967	164,891	105,802
廣州潘高壽藥業股份有限公司	蜜煉川貝枇杷膏等中成藥製造	87.77	240,918	12,623	6,605	271,481	182,370
王老吉藥業	保濟丸等中成藥製造	48.0465	244,701	35,015	32,346	193,783	167,311
環葉製藥	植物藥製造	59.70	34,515	469	252	42,944	24,270
廣西盈康	華佗風痛寶等中成藥製造	51.00	17,868	(7,338)	(7,119)	44,908	31,880
廣州拜迪	生物醫藥研發、製造	95.69	1,316	(8,392)	(8,392)	66,765	60,126
廣州漢方	中成藥研發、製造	70.04	2,929	(13,252)	(13,252)	138,732	97,371
醫藥公司	西藥、醫療器械銷售	90.09	6,436,780	68,735	47,742	2,238,874	436,834
藥材公司	中藥材、中成藥銷售	100.00	789,797	6,602	5,799	353,704	20,122
廣州市醫藥進出口公司	中成藥、西藥藥品進出口	100.00	305,427	3,055	1,603	122,968	23,070
廣州廣藥盈邦營銷有限公司	中藥材、中成藥及原輔料的銷售	51.00	204,540	2,592	1,574	36,805	7,658
合計			9,856,693	336,124	223,116	5,059,608	2,123,328

本公司並無單個參股公司的投資收益對本集團淨利潤影響達到10%以上。





管理層討論與分析*(續)*

(一) 主營業務的範圍及其經營狀況*(續)*

4. 主要供應商及主要客戶情況

於本年度，本集團向前五名供應商合計的採購金額為人民幣1,185,063千元，佔本年度採購總額的比例為15.12%；其中最大供應商的採購金額為人民幣315,546千元，佔本年度總採購額的4.02%。前五個客戶銷售額合計人民幣572,598千元，佔本公司銷售總額的比例為6.34%；其中最大客戶銷售額為人民幣181,446千元，佔本集團本年度銷售總額2.01%。

據董事所知，無任何董事或其聯繫人士或擁有本公司已發行股本5%以上的股東於本集團前五名供應商及客戶中擁有任何權益。

(二) 本公司投資情況

1. 本報告期內發行A股募集資金運用情況

二零零一年一月十日，本公司在境內以每股9.80元的價格發行7,800萬股A股股票，募集資金淨額為人民幣73,799萬元。截至二零零五年十二月三十一日止，共計投入A股募集資金人民幣68,214萬元；尚未使用的資金為人民幣5,585萬元，暫時存放於銀行或作為企業流動資金運用，本公司將根據項目實施進度分批投入。



管理層討論與分析*(續)*

(二) 本公司投資情況*(續)*

2. 截至本報告期末，本公司發行A股募集資金實際投入的項目與招股意向書承諾項目全部一致。具體運用情況如下：

人民幣千元

類別	項目名稱	計劃投入資金	本年度內累計投入金額	工程進度(%)
重點產品技術改造及新產品產業化				
小丸類	消渴丸技改	29,800	29,800	100
	保濟丸技改	11,000	11,000	100
	新產品胃熱清產業化	29,000	24,580	88
	引進高速全自動小丸生產線技改	11,000	11,000	100
	華佗再造丸技改	17,000	17,000	100
	喉疾靈、補脾益腸小丸技改	29,100	22,160	85
口服液	引進口服液生產線技改	29,500	29,500	100
	新產品克感利咽口服液產業化	19,600	19,600	100
沖劑類	虛汗停顆粒沖劑技改	12,000	12,000	100
	引進高速全自動顆粒劑生產線技改	29,900	29,900	100
	小兒速效感冒沖劑技改	23,000	23,000	100
片劑類	新產品婦炎消泡騰片產業化	29,500	23,790	84
	健脾理腸片、清熱暗瘡片技改	17,800	17,800	100
	膏露車間技改	29,500	29,500	100
	栓劑車間技改	12,000	12,000	100
新技術基地				
中藥現代化提取分離純化技術產業化基地		29,900	29,900	100
超臨界CO_2萃取技術產業化基地		29,900	29,900	100
貿易業類				
銷售網絡擴張項目				
增設「健民」連鎖店		89,300	88,840	100
增設「采芝林」連鎖店		59,500	29,190	68
物流中心技改		20,000	20,000	100
商業ERP系統技改		20,000	16,220	85
生物醫藥研究開發中心		80,000	75,770	95
補充流動資金		79,690	79,690	100
合計		737,990	682,140	

註：本公司發行A股實際募集資金淨額為人民幣73,799萬元，超出預計募集資金部分人民幣2,969萬元均作為補充企業流動資金使用。



管理層討論與分析 *(續)*

（二） 本公司投資情況 *(續)*

2. 截至本報告期末，本公司發行A股募集資金實際投入的項目與招股意向書承諾項目全部一致。具體運用情況如下：*(續)*

   (1) 項目收益和未達到計劃進度項目的説明

   上述投資項目，已經全部完工的項目在本年度內共新增銷售收入為人民幣3,068,440千元，新增毛利潤為人民幣446,440千元。

   其中，銷售網絡建設項目則因市場競爭激烈而放緩。

   (2) 截至二零零五年十二月三十一日止，本公司發行A股募集資金實際投入的項目與招股意向書承諾項目全部一致，未有任何項目變更。

3. 本報告期內其他投資項目

   於二零零五年八月一日，本公司與屬下廣州拜迪其他股東簽訂了《增資協議》。根據該協議，本公司向廣州拜迪增資人民幣1,350萬元。增資完成後，本公司持有廣州拜迪的股權比例增至95.69%。

（三） 財務狀況分析

1. 本集團財務狀況

按中國會計準則及制度編製 *人民幣千元*

項目	**二零零五年**	二零零四年	同比增減（±%）
總資產	**5,098,095**	5,182,878	(1.64)
股東權益	**2,621,437**	2,440,230	7.43
主營業務利潤	**1,528,752**	1,372,489	11.39
淨利潤	**184,482**	55,292	233.65
現金及現金等價物淨增加/(減少)額	**(263,842)**	64,386	(509.78)

按香港普遍採納之會計原則編製

項目	**二零零五年**	二零零四年	同比增減（±%）
總資產	**5,316,420**	5,413,438	(1.79)
公司權益持有人應佔資本及儲備	**2,723,123**	2,545,592	6.97
除融資成本後經營盈利	**316,705**	162,236	95.21
本公司權益持有人應佔盈利	**197,804**	42,829	361.84
現金及現金等價物淨增加/(減少)額	**(263,804)**	65,496	(502.78)



管理層討論與分析(續)

(三) 財務狀況分析(續)

1. 本集團財務狀況(續)

變動原因：

(1) 本年度淨利潤比去年增加233.65%，主要是由於：A. 本年度本集團主營業務收入大幅增長，費用率下降；B. 本公司之子公司藥材公司經營業績顯著改善；

(2) 本年度現金及現金等價物淨額比去年減少509.78%，主要是由於本集團於本年度歸還到期的銀行借款所致。

2. 資金流動性

於二零零五年十二月三十一日，本集團的流動比率為1.55(二零零四年十二月三十一日：1.46)，速動比率為0.98(二零零四年十二月三十一日：0.97)。本年度應收賬款周轉率為10.96次，比去年加快12.16%，存貨周轉率為6.71次，比去年加快14.16%。

3. 財政資源

於二零零五年十二月三十一日，本集團的現金及現金等價物為人民幣616,983千元，其中約97.93%及2.07%分別為人民幣及港幣等外幣。

於二零零五年十二月三十一日，本集團之銀行借款為人民幣917,785千元，其中短期借款為人民幣867,785千元(二零零四年十二月三十一日：人民幣937,459千元)；一年內到期的長期借款為人民幣50,000千元(二零零四年十二月三十一日：人民幣47,680千元)。

4. 資本結構

於二零零五年十二月三十一日止，本集團的流動負債為人民幣2,236,332千元(二零零四年十二月三十一日：人民幣2,398,058千元)，較二零零四年下降6.74%；長期負債為人民幣54,826千元(二零零四年十二月三十一日：人民幣148,330千元)，較二零零四年下降63.04%；股東權益為人民幣2,621,437千元(二零零四年十二月三十一日：人民幣2,440,230千元)，較二零零四年上升7.43%。

5. 資本性開支

本集團預計二零零六年資本性開支約為人民幣2.45億元(二零零五年：人民幣1.37億元)，主要用於購建固定資產及股權投資等。本集團的資金完全能夠滿足資本性開支計劃和日常運營等所需資金。


GPC

管理層討論與分析（續）

（三） 財務狀況分析（續）

6. 資產負債率

截至二零零五年十二月三十一日止，本集團的資產負債率（按負債總值/資產總值計算）為44.94%，較去年下降8.53%。

7. 外匯風險

本集團大部分收入、支出、資產及負債均為人民幣或以人民幣結算，所以並無重大的外匯風險。

8. 主要現金來源與運用項目

截至二零零五年十二月三十一日止，本集團之現金及現金等價物為人民幣616,983千元，比去年減少人民幣263,842千元；經營活動之現金流入淨額為人民幣146,323千元，同比減少人民幣54,220千元，主要是由於本年度採購支出增加所致。

9. 或有負債

截至二零零五年十二月三十一日止，本集團並無重大的或有負債。

10. 集團資產抵押詳情

於二零零五年十二月三十一日，本集團之銀行借款是以賬面淨值為人民幣93,511千元的固定資產作抵押。

（四） 生產經營環境和宏觀政策的變化及對公司的影響

國家藥品限價政策的實施、本集團製造業務GMP改造令生產成本上升、貿易業務毛利率下滑等因素，對本集團的經營業績帶來一定的影響。

（五） 本集團二零零五年度財務報告經國內廣東羊城會計師事務所有限公司和香港羅兵咸永道會計師事務所審計，註冊會計師簽字，分別出具了標準無保留意見的審計報告。

（六） 二零零六年展望與計劃

國內外醫藥市場廣闊的發展前景、非處方藥的快速發展、中成藥現代化與國際化進程的加速以及廣東省、廣州市政府對中醫藥行業發展的重視，都將為本集團的未來發展提供更大的機遇。另一方面，國家關於藥品價格政策的調整及醫藥行業市場競爭的日趨激烈，亦將為本集團的經營帶來一定的影響。

管理層討論與分析 *(續)*

(六) 二零零六年展望與計劃 *(續)*

二零零六年，本集團仍將繼續完善公司治理結構、加強企業內部管理與監控的同時，發展壯大主營業務，培育新的盈利增長點，努力實現二零零六年的經營目標。

二零零六年的工作計劃主要包括：

1. 以地區拓展和終端建設為重點，加大營銷工作力度，提高產品的市場佔有率。繼續加強消渴丸、華佗再造丸、川貝枇杷系列產品、王老吉系列產品和夏桑菊等支柱產品的市場細分和管理工作，確保其市場份額穩定增長；同時，做好風濕平膠囊、青蒿素、靈芝孢子油等新產品的產業化與市場策劃及宣傳推廣工作，使之成為本公司新的增長點。努力培育開發新的二、三線產品，培育一批市場前景好、科技含量高和附加值高的產品，迅速提高市場佔有率。

2. 以新產品研發和名優產品二次開發為重點，加強與高等院校和科研機構的技術合作，加快科技創新步伐和科技平臺的建設，迅速提高新高技術產品的市場份額，提高企業的核心競爭力。

3. 以專業化發展和品牌塑造為重點，積極拓展專業化銷售市場，提升品牌知名度與社會影響力，培育和豐富產品梯隊，提高目標市場佔有率。

4. 繼續推進本集團內部的資源整合進程，努力做好中藥材、大宗原輔料、包裝材料和進口物資的統一採購供應工作，繼續加強集團內工商企業的合作，努力擴大本集團產品的市場份額。

5. 加大招商引資的力度，積極尋求與國內外一流醫藥企業和高科技醫藥企業的合作機會，加快本公司主營業務的發展。

6. 以財務預算和資金管理為重點，強化基礎管理工作。繼續加強對下屬企業的監控管理力度，重視財務預算工作，合理節約經營成本費用；進一步完善本集團內部的資金調劑機制，提高資金的利用率，加強對企業應收賬款的監控管理，確保資金安全，建立企業風險防範機制，降低經營風險。

二零零六年，廣州藥業將面臨著新的機遇與挑戰，我們將繼續發揚勤勉進取、務實創新的精神，努力為股東創造更好的回報。


GPC

董事會日常工作

(一) 董事會會議情況

會議屆次	召開日期	決議內容	決議刊登的信息披露報紙	決議刊登的信息披露日期
第三屆第十次	2005年3月18日	以書面形式進行，會議根據本公司審核委員會的建議，同意聘請獨立財務顧問就本公司的內部監控程序出具評估報告。	/	/
第三屆第十一次	2005年4月27日	/	中國國內《上海證券報》中國香港《經濟日報》、《The Standard》	2005年4月28日
第三屆第十二次	2005年6月30日	/	中國國內《上海證券報》中國香港《經濟日報》、《The Standard》	2005年7月1日及7月4日
第三屆第十三次	2005年8月1日	/	中國國內《上海證券報》中國香港《經濟日報》、《The Standard》	2005年8月2日
第三屆第十四次	2005年8月12日	/	中國國內《上海證券報》中國香港《經濟日報》、《The Standard》	2005年8月15日
第三屆第十五次	2005年10月27日	/	中國國內《上海證券報》中國香港《經濟日報》、《The Standard》	2005年10月28日





董事會日常工作*(續)*

(一) 董事會會議情況*(續)*

會議屆次	召開日期	決議內容	決議刊登的信息披露報紙	決議刊登的信息披露日期
第三屆第十六次	2005年11月11日	通過《廣州藥業股份有限公司關於加強上市公司須予披露交易與關連交易的監控與管理的規定》。	/	/
第三屆第十七次	2005年11月30日	同意本公司原財務總監高舫先生因工作調動原因離任，並於同日生效。	/	/
第三屆第十八次	2005年12月13日	同意聘任陳炳華先生為本公司財務總監，任期自獲委任之日起至新一屆董事會成員產生之日止。	/	/

(二) 股東大會通過之決議的執行情況

二零零四年期末利潤分配

根據二零零四年度股東大會上通過之決議,二零零五年七月完成了本公司二零零四年度末期的分紅派息工作，紅利方案為每股派發現金紅利人民幣0.025元(A股含稅)。H股股權登記日為二零零五年五月三十日，除息日為二零零五年六月一日；A股股權登記日為二零零五年七月十八日，除息日為二零零五年七月十九日。

本年度利潤分配預案或資本公積金轉增股本預案

可供股東分配的利潤乃按香港普遍採納之會計原則計算之數額與按中國會計準則及制度計算之數額兩者中之較低者計算。董事會建議派發二零零五年全年股息為每股人民幣0.07元(A股含稅)(二零零四年：人民幣0.025元)，派發此項末期股息擬提交本公司二零零五年年度股東大會審議通過(二零零五年年度股東大會通告將另行公告)。

本年度不進行資本公積金轉增股本。


GPC

其他事項

(一) 財務報表

本集團按中國會計準則及制度和按香港普遍採納之會計原則編製截至二零零五年十二月三十一日止年度之業績載於第58頁及第134頁綜合損益表。

本集團按中國會計準則及制度和按香港普遍採納之會計原則編製於二零零五年十二月三十一日之財政狀況載於第56頁及第131頁之相關資產負債表。

本集團按中國會計準則及制度和按香港普遍採納之會計原則編製截至二零零五年十二月三十一日止年度之現金流量分別載於第61頁及第136頁之相關綜合現金流量表。

本公司截至二零零五年十二月三十一日止年度按照中國會計準則及制度所編製之現金流量載於第70頁之現金流量表。

(二) 財務摘要

本集團過去五年按照香港普遍採納之會計原則所編製的業績，資產與負債的摘要載於第7頁。

本集團過去三年按照中國會計準則及制度所編製的業績，資產與負債的摘要載於第7頁。

(三) 儲備

本集團按中國會計準則及制度和按香港普遍採納之會計原則所編製的本年度內儲備的金額及變動詳情載於第107頁到第108頁及第172頁至第174頁。

(四) 可供分派儲備

可供股東分配的利潤乃按香港普遍採納會計原則計算之數額與按中國會計準則及制度計算之數額兩者中之較低值計算。於二零零五年十二月三十一日，本集團按中國會計準則及制度計算的可供分派儲備為人民幣93,840千元，按香港普遍採納之會計原則計算的可供分派儲備為人民幣142,075千元。

(五) 固定資產

於本年度內固定資產變動，詳情載於本年報第90頁至第91頁及第160頁至第162頁。



其他事項(續)

(六) 關聯交易

按中國證監會的規定，此等交易的詳情見本年報第116頁至第125頁。

按港交所的規定，此等交易的詳情如下：

	二零零五年 人民幣千元
最終控股公司	
商標使用費	12,230
服務費	860
福利設施服務費	310
租金支出	3,450
同系附屬公司	
銷售製成品及原材料	167,089
採購製成品及原材料	430,225

同時，其他與共同控制實體、聯營公司的交易已於按香港普通採納之會計原則編製的財務報告附註中披露。惟此等交易並不構成港交所上市規則中的關聯交易。

董事會認為上述之關聯交易已按照本公司與廣藥集團於二零零五年四月二十七日簽訂了經修訂的《購銷關聯交易協議》中規管該等交易的相關條款而進行。

該等關聯交易已經本公司獨立非執行董事審核，並經各獨立非執行董事確認所有關聯交易是在本公司之日常及一般業務中進行，有關交易均按一般商業條款或給予本公司之條款不遜於(i)給予獨立第三者之條款或(ii)由獨立第三方給予之條款而進行，且該等關聯交易並無超出本公司與廣藥集團簽訂了經修訂的《購銷關聯交易協議》規定的年度最高限額。

國際核數師已確認按港交所規則的上述交易中的持續關聯交易：

- 已獲本公司董事會批准；
- 按照相關之定價策略而進行；

其他事項(續)

(六) 關聯交易(續)

- 根據規管該等交易之相關協議之條款而進行;及
- 並無超出本公司與廣藥集團於二零零五年四月二十七日簽訂了經修訂的《購銷關聯交易協議》所規定之最高限額。

(七) 管理合約

本年度內,本公司並無就整體業務或任何重要業務之管理或行政工作簽定或存在任何合約。

(八) 遵守《企業管治常規守則》情況

本公司於本年度內一直遵守港交所上市規則附錄十四所載《企業管治常規守則》的規定。

(九) 審核委員會

審核委員會已經與管理層審閱本集團採納的會計原則、會計準則及方法,並探討審計、內部監控及財務匯報事宜,包括審閱截至二零零五年十二月三十一日止的經審計年度賬目。

(十) 稅項減免

根據中華人民共和國稅法[1993]045號的規定,對持有海外股(包括H股)的外籍個人,從發行海外股的中國境內企業所取得的股息(紅利)所得,暫免徵收個人所得稅。除以上稅項減免外,本公司並無其他稅項優惠政策。

(十一) 公司退休金計劃

有關本集團退休金計劃詳情及退休金供款額分別列於第179頁至第181頁。

其他事項(續)

(十二) 員工住房

根據廣藥集團與本公司簽訂之職工住房服務合同，廣藥集團同意以優惠房價向本集團的職工出售住房。本公司將按照優惠房價與廣藥集團在建設或購入該職工住房的成本並扣除累積折舊後之差額補貼給廣藥集團。於二零零五年十二月三十一日，須向廣藥集團支付的職工住房改造款合共約人民幣61,655千元(二零零四年十二月三十一日：人民幣62,030千元)。

此外，本集團已建設或購入部分職工住房。於二零零五年十二月三十一日，處置該等住房的收入與其建設或購入的成本之差額合共人民幣42,437千元(二零零四年十二月三十一日：人民幣42,437千元)。

相應地，上述之職工住房改造款於二零零五年十二月三十一日合共為人民幣104,092千元(二零零四年：人民幣104,467千元)。根據中國財政部財企[2000]29號文件《關於企業住房制度改革中有關財務處理問題的通知》的規定，上述之職工住房改造款應計入二零零五年十二月三十一日法定帳目的年初未分配利潤，由此造成年初未分配利潤的借方餘額，則可在董事會批准下以法定公益金、盈餘公積金及資本公積金彌補。此處理辦法已於按中國會計準則及制度編製的財務會計報告中處理。

按香港普遍採納之會計原則，本集團將以遞延職工住房改造款的形式，按職工的平均剩餘服務年限，即十年，按直線法平均攤銷。本集團於二零零五年十二月三十一日止，累計攤銷人民幣66,725千元。其中,二零零五年攤銷人民幣10,382千元；於二零零五年十二月三十一日，上述遞延職工住房改造款餘額為人民幣37,367千元。本公司董事會認為，如果上述遞延職工住房改造款餘額在二零零五年度攤銷，則本公司於二零零五年十二月三十一日的總資產值將減少約人民幣37,367千元。廣州市人民政府穗府[2000]18號文所陳述的對無分配住房及住房未達標老職工的一次性住房補貼的問題，董事會認為該文件對本集團不具有強制性約束力。從二零零一年開始，本集團根據各企業的實際情況制定職工住房補貼政策。

(十三) 發展/出售之物業

本報告期內，本集團並沒有持作發展及/或出售，或投資之用的物業金額，相等於本集團有形資產淨值的15%以上，或該等物業所提供的貢獻超過本集團除稅前營業盈利的15%的情況。


GPC

其他事項(續)

(十四) 銀行貸款、透支及其它借款

於二零零五年十二月三十一日，本集團之銀行貸款、透支及其它借款情況載於第102頁和第105頁。截至二零零五年十二月三十一日，本集團的銀行貸款/短期借款及總負債與去年同期數字相比並無重大不利變動。

(十五) 核數師

經本公司二零零五年第一次臨時股東大會批准，本公司續聘廣東羊城會計師事務所有限公司及羅兵咸永道會計師事務所分別為本公司二零零五年度之國內及國際核數師。
過去三年內本公司沒有更換核數師。

(十六) 信息披露報刊變更情況

本報告期內，本公司信息披露報刊沒有發生變更。

(十七) 註冊會計師對本公司控股股東及其他關聯方佔用資金情況的專項說明

廣東羊城會計師事務所有限公司對本公司控股股東及其他關聯方佔用資金情況做了專項說明。

根據證監會及國務院國有資產監督管理委員會《關於規範上市公司與關聯方資金往來及上市公司對外擔保若干問題的通知》(證監發[2003]56號文)的要求，編製了截至二零零五年十二月三十一日止年度控股股東及其他關聯方佔用資金情況表如下：



其他事項(續)

(十七) 註冊會計師對本公司控股股東及其他關聯方佔用資金情況的專項說明(續)

資金佔用方	資金佔用方與上市公司的關係	相對應的會計報表科目	資金佔用期末金額 千元	資金佔用期初金額 千元	資金佔用借方累計發生額 千元	資金佔用貸方累計發生額 千元	佔用方式	佔用原因
廣藥集團	母公司	其他應收款	5,060	6,312	1	1,253	預付款及往來款預	預付租金及日常往來
廣州白雲山僑光製藥有限公司	同一母公司	應收賬款	26,469	17,232	71,612	62,375	銷售	生產
廣州白雲山明興製藥有限公司	同一母公司	應收賬款	1,714	739	15,475	14,501	銷售	生產
廣州白雲山天心藥業股份有限公司	同一母公司	應收賬款	1,842	5,481	21,227	24,866	銷售	生產
		預付賬款	—	202	—	202	採購	生產
廣州白雲山何濟公製藥有限公司	同一母公司	其他應收款	—	25	—	25	往來款	生產
		應收賬款	238	432	1,739	1,933	銷售	生產
廣州白雲山光華藥業股份有限公司	同一母公司	應收賬款	2,895	1,573	50,168	48,845	銷售	生產
廣州華南醫療器械有限公司	同一母公司	其他應收款	100	100	—	—	往來款	日常往來
保聯拓展有限公司	同一母公司	其他應收款	7,993	14,854	2,388	9,249	往來款	日常往來
廣州醫藥工業研究所	同一母公司	應收賬款	—	—	3	3	銷售	生產
廣州白雲山和記黃埔中藥有限公司	同一母公司	應收賬款	1,777	1,154	20,726	20,104	銷售	生產
		預付賬款	197	—	618	421	採購	生產
廣州白雲山製藥總廠	同一母公司	應收賬款	4,225	1,753	28,598	26,127	銷售	生產
廣州白雲山化學藥廠	同一母公司	應收賬款	1,208	423	23,903	23,117	銷售	生產
廣州白雲山外用藥廠	同一母公司	應收賬款	170	—	2,063	1,894	銷售	生產
王老吉藥業	合營企業	應收賬款	2,268	—	24,219	21,951	銷售	生產
廣州聯保電腦科技有限公司	合營企業	其他應收款	520	520	—	—	往來款	日常往來
合計		其他應收款	13,673	21,812	2,388	10,527		
		應收賬款	42,805	28,786	259,734	245,715		
		預付賬款	197	202	618	623		





其他事項（續）

（十七）註冊會計師對本公司控股股東及其他關聯方佔用資金情況的專項說明（續）

清欠方案實施時間表

計劃還款時間　清欠方式	清欠金額	備註
	千元	
二零零六年二月底以現金清償和租金及住房服務費等抵償	7,554	已收回存放於保聯拓展公司款項7,383千元
二零零六年三月底以租金及住房服務費抵償	86	
二零零六年四月底以租金及住房服務費抵償	86	
二零零六年五月底以租金及住房服務費抵償	86	
二零零六年六月底以租金及住房服務費抵償	86	
二零零六年七月底以租金及住房服務費抵償	86	
二零零六年八月底以租金及住房服務費抵償	86	
二零零六年九月底以租金及住房服務費抵償	86	
二零零六年十月底以租金及住房服務費抵償	86	
二零零六年十一月底以租金及住房服務費抵償	86	
二零零六年十二月底以租金及住房服務費抵償	86	
合計	8,414	

註：　此清欠金額不包括日常經營性佔用資金。

（十八）獨立董事對本公司累計和當期對外擔保情況、對本公司控股股東及其他關聯佔用資金情況的專項說明及獨立意見

根據證監發[2003]56號《關於規範上市公司與關聯方資金往來及上市公司對外擔保若干問題的通知》的精神，我們本著實事求是的原則，對本集團的對外擔保情況進行認真的檢查和落實，現將有關情況說明如下：

截至本報告期末，本集團未對控股股東及其他關聯方提供任何擔保。

承董事會命
楊榮明
董事長

中國廣州，二零零六年三月三十一日



各位股東：

本人謹代表廣州藥業股份有限公司監事會（「監事會」），依據公司章程的規定，向各位股東報告二零零五年度監事會的工作。

（一）本報告期內監事會會議情況

本報告期內，監事會共召開三次會議。

會議屆次	召開日期	決議內容	決議刊登的信息披露報紙	決議刊登的信息披露日期
第三屆第四次	2005年4月27日	審議通過了本公司2004年度監事會工作報告、本公司2004年度財務決算報告、本公司屬下廣州市藥材公司計提存貨減值準備的議案、本公司經修訂的《購銷關聯交易協議》及其項下交易的議案、修改本公司章程的議案、修改本公司《監事會議事規則》的議案、本公司2005年第一季度報告及關於提請召開2004年年度股東大會的議案。	中國國內《上海證券報》、中國香港《經濟日報》與《The Standard》	2005年4月28
第三屆第五次	2005年8月12日	審議通過了本公司2005年半年度報告。	中國國內《上海證券報》、中國香港《經濟日報》與《The Standard》	2005年8月15日
第三屆第六次	2005年10月27日	審議通過了本公司2005年第三季度報告。	中國國內《上海證券報》、中國香港《經濟日報》與《The Standard》	2005年10月28日



（二）監事會對本公司有關事項的獨立意見

1. 本公司依法運作情況

本報告期內，監事會對本公司股東大會、董事會的召開程式、決議事項、董事會執行股東大會決議情況進行了監督，對本公司董事會提交股東大會審議的各項報告和議案，監事會並無異議，認為本公司於本報告期內嚴格按照《公司法》、《證券法》、兩地證券交易所各自《上市規則》、《公司章程》及其他有關法規制度進行規範運作，認真履行股東大會的有關決議，不斷完善公司內部管理和內部控制制度，建立了良好的內部管理制度。本公司董事與高級管理人員均認真履行其職責，並在履行其職責時沒有違反法律、法規、本公司章程和損害本公司利益的行為發生。

2. 檢查本公司財務的情況

監事會認真審閱了本集團與本公司的財務報表與其他會計資料，認為本公司的財務帳目清楚，會計核算和財務管理符合有關規定，並無發現問題。經審核，國內及國際會計師事務所對本集團與本公司二零零五年度財務報告出具了標準無保留意見的審計報告，客觀、真實、公正地反映了本公司的財務狀況和經營成果。

3. 募集資金使用情況

本報告期內，本公司發行A股募集資金實際投入的項目與招股意向書承諾項目一致，亦沒有發生擠佔挪用募集資金等現象。

4. 本公司收購、出售資產情況

本報告期內，本公司收購、出售資產交易價格合理，無發現內幕交易，無損害部分股東的權益或造成本公司資產流失。

（二）監事會對本公司有關事項的獨立意見*（續）*

5. 關聯交易情況

本報告期內，本公司的關聯交易主要是：

本公司與廣藥集團就一般正常業務範圍內的購銷交易簽訂了經修訂的《購銷關聯交易協議》。上述關聯交易均按公平交易原則進行，並無損害本公司和股東利益行為。

承監事會命
陳燦英
監事會主席

中國廣州，二零零六年三月三十一日



重要事項

（一）重大訴訟、仲裁事項

本報告期內，本集團無重大訴訟事項。

（二）重大收購及出售資產事項

本報告期內，本公司無重大收購及出售資產事項（包括附屬公司及聯營公司）、吸收合併事項。

（三）關聯交易

於二零零五年四月二十七日，廣州藥業與廣藥集團就一般正常業務範圍內的購銷交易簽訂了經修訂的《購銷關聯交易協議》。《購銷關聯交易協議》及其項下交易已經本公司於二零零五年四月二十七日召開的董事會會議、於二零零五年六月三十日召開之二零零四年年度股東大會審議批准。

該關聯交易的公告分別刊登在二零零五年七月一日及七月四日的中國國內《上海證券報》與中國香港《經濟日報》、《The Standard》上。

上述關聯交易均已經本公司董事會會議審議通過，本公司獨立董事出具了獨立意見，並經本公司的年度股東大會審議通過。上述關聯交易已嚴格履行有關法律、法規的要求，並已辦理有關交易手續。

一般關聯交易情況詳見第44頁。

（四）重大合同及履行情況

1. 本報告期內，本集團未發生因託管、承包、租賃其他公司資產或因其他公司託管、承包、租賃本公司資產，而為本集團帶來達到本年度利潤總額10%以上利潤的事項。

2. 本報告期內，本公司無重大擔保事項。

除上述所披露外，本集團於本報告期內無其他重大合同。

（五）本報告期內，本公司無發生委託理財事項。



（六）本報告期內，本公司或持股5%以上股東未在指定報紙和網站上披露承諾事項。

按中國證監會的有關規定，本公司正在進行股改分置改革的相關工作。本公司已於二零零六年三月十五日公佈股權分置改革方案，預計可於二零零六年上半年完成股權分置改革的相關工作。

（七）本報告期末，本集團已簽約未支付的工程及設備支出為61,448千元、已簽約未支付的租賃支出為84,928元。

（八）本報告期內，本集團分別向廣東羊城會計師事務所有限公司及羅兵咸永道會計師事務所支付報酬人民幣90萬元及人民幣240萬元，其中，廣東羊城會計師事務所有限公司關於二零零四年度審計費為人民幣80萬元,二零零五年中期審閱費人民幣10萬元；羅兵咸永道會計師事務所關於二零零四年度審計費為人民幣204萬元,二零零五年中期審閱費人民幣36萬元。國內及國際會計師事務所已經為本公司提供審計服務的時間均為8年。

（九）本報告期內，本公司、公司董事會及董事概無受到中國證監會稽查、中國證監會行政處罰、通報批評或證券交易所處罰。

（十）本報告期內，本公司無其他重要事項。



審計報告

本所函件編號：(2006)羊查字第7118號
穗注協報備號碼：200603025230

廣州藥業股份有限公司全體股東：

我們審計了後附的貴公司2005年12月31日公司和合併的資產負債表以及2005年度公司和合併的利潤表、利潤分配表及現金流量表。這些會計報表的編制是貴公司管理當局的責任。我們的責任是在實施審計工作的基礎上對這些會計報表發表意見。

我們按照中國註冊會計師獨立審計準則計劃和實施審計工作，以合理確信會計報表是否不存在重大錯報。審計工作包括在抽查的基礎上檢查支援會計報表金額和披露的證據，評價管理當局在編制會計報表時採用的會計政策和作出的重大會計估計，以及評價會計報表的整體反映。我們相信，我們的審計工作為發表意見提供了合理的基礎。

我們認為，上述會計報表符合國家頒佈的企業會計準則和《企業會計制度》的規定，在所有重大方面公允反映了貴公司2005年12月31日的財務狀況以及2005年度的經營成果和現金流量。

廣東羊城會計師事務所有限公司

中國註冊會計師
伍嘉勵

中國註冊會計師
葉煒祥

中國，廣州

2006年3月31日



合併資產負債表

二零零五年十二月三十一日

附表一之一
人民幣元

資產	附註	年末數	年初數
流動資產：			
貨幣資金	六-1	**616,982,949.00**	880,824,597.90
短期投資	六-2	**10,902,520.00**	18,562,000.00
應收票據	六-3	**331,753,863.41**	185,209,600.23
應收股利	六-4	**3,709,259.53**	—
應收利息		—	—
應收賬款	六-5	**959,776,870.53**	967,659,441.43
其他應收款	六-6	**64,432,895.76**	111,782,083.42
預付賬款	六-7	**196,548,528.21**	160,243,931.81
應收補貼款	六-8	**3,361,927.18**	2,224,155.35
存貨	六-8	**1,148,568,922.06**	1,077,924,756.16
待攤費用	六-10	**120,665,259.48**	89,835,431.99
一年內到期的長期債權投資		—	—
其他流動資產		—	—
流動資產合計		**3,456,702,995.16**	**3,494,265,998.29**
長期投資：			
長期股權投資	六-11	**70,195,741.17**	74,610,894.56
長期債權投資		—	—
長期投資合計		**70,195,741.17**	**74,610,894.56**
其中：合併差價	六-11	**3,828,294.03**	4,175,432.85
其中：股權投資差額		**3,828,294.03**	4,175,432.85
固定資產：			
固定資產原值	六-12	**1,974,405,781.70**	1,980,499,364.41
減：累計折舊	六-12	**658,927,334.13**	583,351,522.12
固定資產淨值		**1,315,478,447.57**	1,397,147,842.29
減：固定資產減值準備	六-12	**17,902,314.55**	25,352,941.92
固定資產淨額		**1,297,576,133.02**	1,371,794,900.37
工程物資		—	—
在建工程	六-13	**159,910,405.52**	119,645,075.10
固定資產清理		—	—
固定資產合計		**1,457,486,538.54**	**1,491,439,975.47**
無形資產及其他資產：			
無形資產	六-14	**98,677,683.80**	103,345,329.75
長期待攤費用	六-15	**15,031,582.69**	19,215,827.64
其他長期資產		—	—
無形資產及其他資產合計		**113,709,266.49**	**122,561,157.39**
遞延稅項：			
遞延稅款借項		—	—
資產總計		**5,098,094,541.36**	**5,182,878,025.71**

合併資產負債表

二零零五年十二月三十一日

附表一之二
人民幣元

負債及股東權益	附註	年末數	年初數
流動負債：			
短期借款	六-16	**867,785,368.60**	937,458,830.03
應付票據	六-17	**86,008,063.38**	137,052,834.12
應付賬款	六-18	**869,696,059.12**	848,628,472.16
預收賬款	六-19	**31,129,313.34**	22,901,240.89
應付工資		**45,376,812.42**	50,994,217.94
應付福利費		**52,939,978.26**	51,590,272.62
應付股利	六-20	**26,492.89**	26,383.04
應交稅金	六-21	**24,377,413.61**	24,041,244.06
其他應交款	六-22	**3,628,657.66**	2,880,392.94
其他應付款	六-23	**191,144,199.01**	265,572,457.79
預提費用	六-24	**14,220,101.58**	9,231,282.20
預計負債		**—**	—
一年內到期的長期負債	六-25	**50,000,000.00**	47,680,000.00
其他流動負債		**—**	—
流動負債合計		**2,236,332,459.87**	**2,398,057,627.79**
長期負債：			
長期借款	六-26	**—**	109,500,000.00
應付債券		**—**	—
長期應付款	六-27	**4,716,728.21**	5,020,012.56
專項應付款	六-28	**50,109,349.38**	33,810,171.91
其他長期負債		**—**	—
長期負債合計		**54,826,077.59**	**148,330,184.47**
遞延稅項：			
遞延稅款貸項		**—**	—
負債合計		**2,291,158,537.46**	**2,546,387,812.26**
少數股東權益		**185,499,251.78**	**196,260,508.34**
股東權益：			
股本	六-29	**810,900,000.00**	810,900,000.00
減：已歸還投資		**—**	—
資本淨額		**810,900,000.00**	81090000000
資本公積	六-30	**1,149,453,755.66**	1,126,381,425.35
盈餘公積	六-31	**567,243,340.17**	480,442,389.26
其中：法定公益金	六-31	**179,461,575.56**	153,572,065.40
未分配利潤	六-32	**93,839,656.29**	22,505,890.50
其中：擬分配的現金股利		**56,763,000.00**	20,272,500.00
外幣報表折算差額		**—**	—
減：未確認投資損失		**—**	—
股東權益合計		**2,621,436,752.12**	**2,440,229,705.11**
負債及股東權益總計		**5,098,094,541.36**	**5,182,878,025.71**



合併利潤表

二零零五年度

附表二之一
人民幣元

項目		附註	本年累計數	上年累計數
一.	**主營業務收入**	六-33	**9,026,340,433.50**	7,708,313,589.34
	減：主營業務成本	六-34	**7,472,974,332.17**	6,312,061,516.70
	減：主營業務税金及附加	六-35	**24,613,910.81**	23,762,977.68
二.	**主營業務利潤**		**1,528,752,190.52**	1,372,489,094.96
	加：其他業務利潤	六-36	**43,301,531.41**	39,007,734.82
	減：營業費用		**592,206,898.41**	533,614,941.06
	減：管理費用		**628,434,629.66**	656,588,252.79
	減：財務費用	六-37	**43,098,471.57**	37,872,578.65
三.	**營業利潤**		**308,313,722.29**	183,421,057.28
	加：投資收益	六-38	**(8,063,080.56)**	(4,735,840.64)
	加：補貼收入		**720,456.65**	588,921.00
	加：營業外收入	六-39	**6,194,512.31**	6,838,595.53
	減：營業外支出	六-40	**424,826.14**	18,470,362.19
四.	**利潤總額**		**306,740,784.46**	167,642,370.98
	減：所得税		**112,611,673.47**	103,569,528.75
	減：少數股東損益		**9,647,562.96**	8,781,241.46
	加：未確認投資損失		—	—
五.	**淨利潤**		**184,481,548.03**	55,291,600.77

利潤表補充資料：

項目		本年累計數	上年累計數
1	出售、處置部門或被投資單位所得收益	**4,674.88**	(522,942.99)
2	自然災害發生的損失	—	—
3	會計政策變更增加(或減少)利潤總額	—	—
4	會計估計變更增加(或減少)利潤總額	—	—
5	債務重組損失	—	—
6	其他	—	—





合併利潤分配表

二零零五年度

合併利潤表附表

附表二之二

人民幣元

報告期利潤	2005年 淨資產收益率% 全面攤薄	2005年 淨資產收益率% 加權平均	2005年 每股收益(元) 全面攤薄	2005年 每股收益(元) 加權平均	2004年 淨資產收益率% 全面攤薄	2004年 淨資產收益率% 加權平均	2004年 每股收益(元) 全面攤薄	2004年 每股收益(元) 加權平均
主營業務利潤	**58.32**	**60.61**	**1.89**	**1.89**	56.24	56.42	1.69	1.69
營業利潤	**11.76**	**12.22**	**0.38**	**0.38**	7.52	7.54	0.23	0.23
淨利潤	**7.04**	**7.31**	**0.23**	**0.23**	2.27	2.27	0.07	0.07
扣除非經常性損益後的淨利潤	**7.08**	**7.64**	**0.23**	**0.23**	2.59	2.63	0.08	0.08



合併利潤分配表

二零零五年度

附表三

人民幣元

項 目		本年累計數	上年累計數
一.	**淨利潤**	**184,481,548.03**	**55,291,600.77**
	加：年初未分配利潤	**22,505,890.50**	82,558,496.93
	加：其他轉入	**9,916,543.07**	153,385.06
二.	**可供分配的利潤**	**216,903,981.60**	**138,003,482.76**
	減：提取法定盈餘公積	**38,561,412.17**	21,697,098.56
	減：提取法定公益金	**28,896,962.62**	19,113,504.99
	減：提取職工獎勵及福利基金	**6,074,331.34**	2,693,501.02
	減：提取儲備基金	**2,611,460.90**	1,010,062.88
	減：提取企業發展基金	**2,611,460.90**	1,010,062.88
	減：利潤歸還投資	—	—
三.	**可供股東分配的利潤**	**138,148,353.67**	**92,479,252.44**
	減：應付優先股股利	—	—
	減：提取任意盈餘公積	**24,036,197.38**	21,319,361.94
	減：應付普通股股利	**20,272,500.00**	48,654,000.00
	減：轉作股本的普通股股利	—	—
四.	**未分配利潤**	**93,839,656.29**	**22,505,890.50**


GPC

合併現金流量表

二零零五年度

附表四之一
貨幣單位：人民幣元

項目		附註	本年累計數	上年累計數
一.	**經營活動產生的現金流量**			
	銷售商品、提供勞務收到的現金		**10,425,844,220.73**	8,914,281,463.31
	收到的稅費返還		**12,437,554.21**	18,540,083.82
	收到的其他與經營活動有關的現金	六—42	**104,674,129.82**	78,958,875.02
	經營活動現金流入小計		**10,542,955,904.76**	9,011,780,422.15
	購買商品、接受勞務支付的現金		**8,622,540,156.21**	7,139,659,628.54
	支付給職工以及為職工支付的現金		**584,881,163.05**	576,229,016.66
	支付的各項稅費		**492,373,347.10**	456,071,929.74
	支付的其他與經營活動有關的現金	六—43	**696,838,662.67**	639,277,649.21
	經營活動現金流出小計		**10,396,633,329.03**	8,811,238,224.15
	經營活動產生的現金流量淨額		**146,322,575.73**	200,542,198.00
二.	**投資活動產生的現金流量**			
	收回投資所收到的現金		**190,756.16**	46,803,573.16
	其中：出售子公司所收到的現金		—	6,459,376.03
	取得投資收益所收到的現金		**3,405,374.88**	8,402,627.39
	處置固定資產、無形資產和其他長期資產收回的現金淨額		**1,229,572.07**	1,010,598.15
	收到的其他與投資活動有關的現金		**2,000,178.00**	14,621,805.19
	投資活動現金流入小計		**6,825,881.11**	70,838,603.89
	購建固定資產、無形資產和其他長期資產所支付的現金		**124,356,012.08**	308,690,297.77
	投資所支付的現金		—	16,499,805.39
	支付的其他與投資活動有關的現金		**505,373.25**	1,520,000.00
	投資活動現金流出小計		**124,861,385.33**	326,710,103.16
	投資活動產生的現金流量淨額		**(118,035,504.22)**	(255,871,499.27)
三.	**籌資活動產生的現金流量**			
	吸收投資所收到的現金		**62,626,946.09**	5,014,795.47
	其中：子公司吸收少數股東權益性投資所收到的現金		**62,626,946.09**	5,014,795.47
	借款所收到的現金		**867,953,886.81**	936,498,816.40
	收到的其他與籌資活動有關的現金		**473,964,226.86**	401,729,801.27
	籌資活動現金流入小計		**1,404,545,059.76**	1,343,243,413.14
	償還債務所支付的現金		**1,075,515,518.21**	766,678,816.40
	分配股利、利潤或償付利息所支付的現金		**74,551,470.52**	96,121,136.72
	其中：支付少數股東股利所支付的現金		**9,835,658.26**	10,282,963.03
	支付的其他與籌資活動有關的現金		**546,408,456.20**	360,666,766.39
	籌資活動現金流出小計		**1,696,475,444.93**	1,223,466,719.51
	籌資活動產生的現金流量淨額		**(291,930,385.17)**	119,776,693.63
四.	**匯率變動對現金的影響額**		**(198,335.24)**	(61,835.60)
五.	**現金及現金等價物淨增加額**		**(263,841,648.90)**	64,385,556.76

合併現金流量表

二零零五年度

附表四之二

人民幣元

補充資料	**本年累計數**	上年累計數
1. 將淨利潤調節為經營活動的現金流量：		
淨利潤	**184,481,548.03**	55,291,600.77
少數股東損益	**9,647,562.96**	8,781,241.46
加：計提的資產減值準備	**(2,734,638.44)**	31,304,538.30
固定資產折舊	**114,393,515.73**	104,725,490.30
無形資產攤銷	**4,648,287.25**	4,077,196.86
長期待攤費用攤銷	**10,699,040.96**	14,538,987.42
待攤費用減少(減：增加)	**(30,829,827.49)**	1,464,923.07
預提費用增加(減：減少)	**4,988,819.38**	4,774,989.65
處置固定資產、無形資產和其他長期資產的損失（減：收益）	**610,373.49**	177,188.37
固定資產報廢損失	**944,068.05**	3,324,459.40
財務費用	**44,443,422.11**	37,199,378.70
投資損失（減：收益）	**8,063,080.65**	4,735,840.64
遞延税款貸項（減：借項）	—	—
存貨的減少（減：增加）	**(47,282,873.71)**	(34,941,011.89)
經營性應收項目的減少（減：增加）	**(81,163,674.49)**	(83,578,581.34)
經營性應付項目的增加（減：減少）	**(63,827,561.33)**	48,665,956.29
其他 *(註)*	**(10,758,567.42)**	—
經營活動產生的現金流量淨額	**146,322,575.73**	200,542,198.00
2. 不涉及現金收支的投資和籌資活動：		
債務轉為資本	—	—
一年內到期的可轉換公司債券	—	—
融資租入固定資產	—	—
3. 現金及現金等價物淨增加情況：		
現金的期末餘額	**616,982,949.00**	880,824,597.90
減：現金的期初餘額	**880,824,597.90**	816,439,041.14
加：現金等價物的期末餘額	—	—
減：現金等價物的期初餘額	—	—
現金及現金等價物淨增加額	**(263,841,648.90)**	64,385,556.76

註： 補充資料的本年累計數的「其他」為本公司屬下的廣州王老吉藥業股份有限公司於2005年3月接受新股東增資擴股，本公司由控股股東變為共同控制股東，對該公司採用比例合併法，從而因合併方法發生改變所產生的影響數。


GPC

股東權益增減變動表

二零零五年度

合併資產負債表附表1
人民幣元

項目		附註	本年累計數	上年累計數
一.	實收股本：	六-29		
	年初餘額		**810,900,000.00**	810,900,000.00
	本年增加數		—	—
	其中：資本公積轉入		—	—
	盈餘公積轉入		—	—
	利潤分配轉入		—	—
	新增股本		—	—
	本年減少數		—	—
	年末餘額		**810,900,000.00**	810,900,000.00
二.	資本公積：	六-30		
	年初餘額		**1,126,381,425.35**	1,119,572,202.41
	本年增加數		**23,072,330.31**	8,932,224.94
	其中：股本溢價		—	—
	接受捐贈非現金資產準備		**440,280.48**	391,662.19
	接受現金捐贈		—	—
	股權投資準備		**18,900,519.82**	215,256.10
	撥款轉入		**1,334,850.00**	3,409,298.05
	外幣資本折算差額		—	—
	其他資本公積		**2,396,680.01**	4,916,008.60
	本年減少數		—	2,123,002.00
	其中：新增股本		—	—
	年末餘額		**1,149,453,755.66**	1,126,381,425.35
三、	法定和任意盈餘公積：	六-31		
	年初餘額		**326,870,323.86**	281,987,122.66
	本年增加數		**67,820,531.35**	45,036,586.26
	其中： 從淨利潤中提取數		**67,820,531.35**	45,036,586.26
	其中：法定盈餘公積		**41,172,873.07**	22,707,161.44
	任意盈餘公積		**26,647,658.28**	22,329,424.82
	法定公益金轉入數		—	—
	本年減少數		**6,909,090.60**	153,385.06
	其中：彌補虧損		—	—
	轉增股本		—	—
	分派現金股利或利潤		—	—
	分派股票股利		—	—
	年末餘額		**387,781,764.61**	326,870,323.86
	其中：法定盈餘公積		**253,770,252.86**	216,051,925.08





股東權益增減變動表

二零零五年度

合併資產負債表附表1

人民幣元

項目		附註	本年累計數	上年累計數
四.	**法定公益金：**	六-31		
	年初餘額		**153,572,065.40**	134,458,560.41
	本年增加數		**28,896,962.62**	19,113,504.99
	其中：從淨利潤中提取數		**28,896,962.62**	19,113,504.99
	本年減少數		**3,007,452.56**	—
	其中：集體福利支出		—	—
	年末餘額		**179,461,575.56**	153,572,065.40
五.	**未分配利潤：**	六-32		
	年初未分配利潤		**22,505,890.50**	82,558,496.93
	其他轉入		**9,916,543.07**	153,385.06
	本年淨利潤		**184,481,548.03**	55,291,600.77
	本年利潤分配		**123,064,325.31**	115,497,592.26
	年末未分配利潤		**93,839,656.29**	22,505,890.50



資產減值準備明細表

二零零五年度

合併資產負債表附表2

人民幣元

項目		年初餘額	本年增加數	本年減少數 因資產價值回升轉回數	本年減少數 其他原因轉出數	本年減少數 合計	年末餘額
一.	壞賬準備合計	67,775,217.66	2,733,714.36	—	12,655,350.58	12,655,350.58	57,853,581.44
	其中：應收賬款	54,456,273.58	427,295.32	—	10,002,576.38	10,002,576.38	44,880,992.52
	其他應收款	13,318,944.08	2,306,419.04	—	2,652,774.20	2,652,774.20	12,972,588.92
二.	短期投資跌價準備合計	1,190,600.00	7,659,480.00	—	—	—	8,850,080.00
	其中：股票投資	—	—	—	—	—	—
	債券投資	675,600.00	7,126,480.00	—	—	—	7,802,6080.00
	基金投資	515,000.00	533,000.00	—	—	—	1,048,000.00
三.	存貨跌價準備合計	25,315,519.02	526,727.38	—	23,888,019.57	23,888,019.57	1,954,226.83
	其中：庫存商品	24,952,828.40	526,727.38	—	23,568,891.58	23,568,891.58	1,910,664.20
	原材料	298,752.78	—	—	255,190.15	255,190.15	43,562.63
四.	長期投資減值準備合計	1,613,629.84	—	—	535,078.61	535,078.61	1,078,551.23
	其中：長期股權投資	1,613,629.84	—	—	535,078.61	535,078.61	1,078,551.23
	長期債權投資	—	—	—	—	—	—
五.	固定資產減值準備合計	25,352,941.92	1,114,672.07	7,109,752.25	1,455,547.19	8,565,299.44	17,902,314.55
	其中：房屋、建築物	18,150,656.61	641,002.56	7,109,752.25	38,549.44	7,148,301.69	11,643,357.48
	機器設備	6,371,146.29	473,669.51	—	1,263,097.17	1,263,097.17	5,581,718.63
六.	無形資產減值準備	966,151.46	—	—	—	—	966,151.46
	其中：專利權	—	—	—	—	—	—
	商標權	—	—	—	—	—	—
七.	在建工程減值減值準備	130,000.00	—	—	—	—	130,000.00
八.	委託貸款減值準備	—	—	—	—	—	—
九.	總計	122,344,059.90	12,034,593.81	7,109,752.25	38,533,995.95	45,643,748.20	88,734,905.51





資產負債表

二零零五年十二月三十一日

附表五之一

人民幣元

資產	附註	年末數	年初數
流動資產：			
貨幣資金		**90,102,690.07**	201,807,672.50
短期投資		**372,902,520.00**	18,562,000.00
應收票據		—	
應收股利		**7,720,145.68**	—
應收利息		—	—
應收賬款		—	—
其他應收款	七-1	**166,931,572.06**	345,237,748.98
預付賬款		—	—
應收補貼款		—	—
存貨		—	—
待攤費用		—	—
一年內到期的長期債權投資		—	—
其他流動資產		—	—
流動資產合計		**637,656,927.81**	565,607,421.48
長期投資：			
長期股權投資	七-2	**2,025,934,634.58**	1,877,883,028.41
長期債權投資		—	—
長期投資合計		**2,025,934,634.58**	1,877,883,028.41
固定資產：			
固定資產原價		**41,236,900.52**	41,005,158.52
減：累計折舊		**17,535,891.44**	13,438,004.00
固定資產淨值		**23,701,009.08**	27,567,154.52
減：固定資產減值準備		—	7,109,752.25
固定資產淨額		**23,701,009.08**	20,457,402.27
工程物資		—	—
在建工程		—	—
固定資產清理		—	—
固定資產合計		**23,701,009.08**	20,457,402.27
無形資產及其他資產：			
無形資產		—	—
長期待攤費用		**912,355.01**	1,492,460.43
其他長期資產		—	—
無形資產及其他資產合計		**912,355.01**	1,492,460.43
遞延稅項：			
遞延稅款借項		—	—
資產總計		**2,688,204,926.48**	2,465,440,312.59


GPC



資產負債表

二零零五年十二月三十一日

附表五之二
貨幣單位：人民幣元

負債及股東權益	年末數	年初數
流動負債：		
短期借款	**40,000,000.00**	—
應付票據	—	—
應付賬款	—	—
預收賬款	—	—
應付工資	**1,734,915.18**	2,430,269.38
應付福利費	**3,487,779.14**	3,346,137.21
應付股利	**24,739.37**	25,980.20
應交税金	**390,052.43**	424,662.76
其他應交款	**12,605.17**	21,220.74
其他應付款	**5,887,062.42**	18,585,121.28
預提費用	**2,430,164.70**	2,150,000.00
預計負債	—	—
一年內到期的長期負債	—	—
其他流動負債	—	—
流動負債合計	**53,967,318.41**	26,983,391.57
長期負債：		
長期借款	—	—
應付債券	—	—
長期應付款	—	—
專項應付款	—	—
其他長期負債	—	—
長期負債合計	—	—
遞延税項：		
遞延税款貸項	—	—
負債合計	**53,967,318.41**	26,983,391.57
股東權益：		
股本	**810,900,000.00**	810,900,000.00
減：已歸還投資	—	—
股本淨額	**810,900,000.00**	810,900,000.00
資本公積	**1,148,510,273.74**	1,125,595,838.66
盈餘公積	**182,088,980.38**	153,118,167.58
其中：法定公益金	**71,271,823.11**	61,614,885.51
未分配利潤	**492,738,353.95**	348,842,914.78
擬分配的現金股利	**56,763,000.00**	20,272,500.00
股東權益合計	**2,634,237,608.07**	2,438,456,921.02
負債及股東權益總計	**2,688,204,926.48**	2,465,440,312.59



利潤表

二零零五年度

附表六

人民幣元

項目		附註	本年累計數	上年累計數
一.	主營業務收入		—	—
	減：主營業務成本		—	—
	減：主營業務稅金及附加		—	—
二.	主營業務利潤		—	—
	加：其他業務利潤		7,446,705.82	8,408,475.17
	減：營業費用		—	—
	減：管理費用		24,099,918.37	24,568,843.51
	減：財務費用		(1,286,468.67)	(2,129,172.49)
三.	營業利潤		(15,366,743.88)	(14,031,195.85)
	加：投資收益	七-3	201,914,521.18	62,978,959.10
	加：補貼收入		—	—
	加：營業外收入		3,883.97	10,807.00
	減：營業外支出		(6,587,090.70)	196,623.30
四.	利潤總額		193,138,751.97	48,761,946.95
	減：所得稅		—	—
五.	淨利潤		193,138,751.97	48,761,946.95





利潤分配表

二零零五年度

附表七
人民幣元

項目		本年累計數	上年累計數
一.	**淨利潤**	**193,138,751.97**	48,761,946.95
	加：年初未分配利潤	**348,842,914.78**	356,049,259.87
	加：其他轉入	—	—
二.	**可供分配的利潤**	**541,981,666.75**	404,811,206.82
	減：提取法定盈餘公積	**19,313,875.20**	4,876,194.69
	減：提取法定公益金	**9,656,937.60**	2,438,097.35
	減：提取職工獎勵及福利基金	—	—
	減：提取儲備基金	—	—
	減：提取企業發展基金	—	—
	減：利潤歸還投資	—	—
三.	**可供股東分配的利潤**	**513,010,853.95**	397,496,914.78
	減：應付優先股股利	—	—
	減：提取任意盈餘公積	—	—
	減：應付普通股股利	**20,272,500.00**	48,654,000.00
	減：轉作股本的普通股股利	—	—
四.	**未分配利潤**	**492,738,353.95**	348,842,914.78



現金流量表

二零零五年度

附表八之一
貨幣單位：人民幣元

項目	本年累計數	上年累計數
一. 經營活動產生的現金流量		
銷售商品、提供勞務收到的現金	—	—
收到的稅費返還	—	—
收到的其他與經營活動有關的現金	**11,308,896.03**	11,954,078.34
現金流入小計	**11,308,896.03**	11,954,078.34
購買商品、接受勞務支付的現金	—	—
支付給職工以及為職工支付的現金	**6,577,370.76**	7,416,248.88
支付的各項稅費	**1,007,374.28**	504,669.44
支付的其他與經營活動有關的現金	**14,115,308.38**	10,401,505.41
現金流出小計	**21,700,053.42**	18,322,423.73
經營活動產生的現金流量淨額	**(10,391,157.39)**	(6,368,345.39)
二. 投資活動產生的現金流量		
收回投資所收到的現金	—	40,344,197.13
其中：出售子公司所收到的現金	—	—
取得投資收益所收到的現金	**115,690,821.22**	122,319,276.02
處置固定資產、無形資產和其他長期資產收回的現金淨額	**250.00**	690.00
收到的其他與投資活動有關的現金	**306,697,905.06**	217,655,488.19
現金流入小計	**422,388,976.28**	380,319,651.34
購建固定資產、無形資產和其他長期資產所支付的現金	**2,698,984.00**	1,554,975.55
投資所支付的現金	**38,272,320.08**	81,575,713.99
其中：購買子公司所支付的現金	—	71,575,713.99
支付的其他與投資活動有關的現金	**492,220,716.73**	236,270,697.60
現金流出小計	**533,192,020.81**	319,401,387.14
投資活動產生的現金流量淨額	**(110,803,044.53)**	60,918,264.20
三. 籌資活動產生的現金流量		
吸收投資所收到的現金	—	—
借款所收到的現金	**148,000,000,00**	—
收到的其他與籌資活動有關的現金	**51,059,940,88**	—
現金流入小計	**199,059,940,88**	—
償還債務所支付的現金	**108,000,000.00**	—
分配股利、利潤或償付利息所支付的現金	**21,383,911,13**	49,222,454.75
支付的其他與籌資活動有關的現金	**59,988,928.55**	35,000,000.00
現金流出小計	**189,372,839.68**	84,222,454.75
籌資活動產生的現金流量淨額	**9,687,101.20**	(84,222,454.75)
四. 匯率變動對現金的影響額	**(197,881.71)**	(61,835.60)
五. 現金及現金等價物淨增加額	**(111,704,982.43)**	(29,734,371.54)

現金流量表

二零零五年度

附表八之二
貨幣單位：人民幣元

補充資料	本年累計數	上年累計數
1. 將淨利潤調節為經營活動的現金流量：		
淨利潤	**193,138,751.97**	48,761,946.95
加：計提的資產減值準備	**(7,109,752.25)**	—
固定資產折舊	**3,652,576.93**	3,334,302.86
無形資產攤銷	—	—
長期待攤費用攤銷	**580,105.42**	759,324.26
待攤費用減少(減：增加)	—	—
預提費用增加(減：減少)	**280,164.70**	150,000.00
處置固定資產、無形資產和其他長期資產的損失(減：收益)	—	5,742.70
固定資產報廢損失	**7,828.19**	26,959.14
財務費用	**1,542,864.56**	—
投資損失(減：收益)	**(201,914,521.18)**	(62,978,959.10)
遞延稅款貸項(減：借項)	—	—
存貨的減少(減：增加)	—	—
經營性應收項目的減少(減：增加)	**846,278.53**	1,800,677.81
經營性應付項目的增加(減：減少)	**(1,335,068.58)**	1,771,659.99
其他	**(80,385.68)**	—
經營活動產生的現金流量淨額	**(10,391,157.39)**	(6,368,345.39)
2. 不涉及現金收支的投資和籌資活動：		
債務轉為資本	—	—
一年內到期的可轉換公司債券	—	—
融資租入固定資產	—	—
3. 現金及現金等價物淨增加情況：		
現金的期末餘額	**90,102,690.07**	201,807,672.50
減：現金的期初餘額	**201,807,672.50**	231,542,044.04
加：現金等價物的期末餘額	—	—
減：現金等價物的期初餘額	—	—
現金及現金等價物淨增加額	**(111,704,982.43)**	(29,734,371.54)



一. 公司的基本情況

廣州藥業股份有限公司(以下簡稱「本公司」)是經國家經濟體制改革委員會以體改生[1997]139號文批准，由廣州醫藥集團有限公司(以下簡稱「廣藥集團」)獨家發起，將其屬下的8家中藥製造企業及3家醫藥貿易企業重組後，以其與生產經營性資產有關的國有資產權益投入，以發起方式設立的股份有限公司。本公司於1997年9月1日領取企業法人營業執照，註冊號為4401011101830。

經國家經濟體制改革委員會以體改生[1997]145號文和國務院證券委員會以證委發[1997]56號文批准，本公司於1997年10月上市發行了21,990萬股香港上市外資股(H股)股票。2001年1月10日，經中國證券監督管理委員會批准，本公司發行了7,800萬股人民幣普通股(A股)股票。本公司的股本總額為人民幣810,900,000元，其中國家股為人民幣513,000,000元，佔股本總額的63.26%，社會公眾股為人民幣297,900,000元，佔股本總額的36.74%。本公司及納入合併會計報表範圍的子公司(以下簡稱「本集團」)主要從事資產經營、投資、開發、資金融通，並從事中成藥的開發、生產，生物製品、保健藥品、保健飲料的生產，以及從事中藥、西藥及醫療器械的批發、零售和進出口等業務。

目前本集團的架構主要包括8家中成藥製造企業、1家化學原料藥製造企業、2家醫藥研發企業和4家醫藥貿易企業。

二. 主要會計政策、會計估計及合併會計報表編製方法

1. 會計制度

本集團執行企業會計準則和《企業會計制度》及其補充規定。

2. 會計年度

本集團採用西曆年為會計年度，即自西曆每年1月1日起至12月31日止。

3. 記賬本位幣

本集團採用人民幣為記賬本位幣。

4. 記賬基礎和計價原則

本集團的會計核算以權責發生制為基礎，資產的計價遵循歷史成本原則。



二. 主要會計政策、會計估計及合併會計報表編製方法（續）

5. 外幣業務的折算

本集團發生外幣業務時，按業務發生當日的市場匯價將外幣金額折合為人民幣金額記賬。年度終了，將各種外幣賬戶的外幣年末餘額，按照年末市場匯價折合為人民幣金額，其與原賬面人民幣金額之間的差額計入財務費用。

6. 現金等價物的確定標準

本集團在編製現金流量表時將持有的期限短、流動性強、易於轉換為已知金額的現金、價值變動風險小的投資作為現金等價物。

7. 壞賬損失的核算方法

本集團採用備抵法對壞賬損失進行核算。實際發生壞賬時，沖銷壞賬準備。

壞賬的確認標準是：債務人破產或死亡，以其破產財產或遺產清償後仍無法收回的賬款；債務人逾期3年以上未履行其償債義務，且有明顯跡象表明無法收回，並經董事會批准確認為壞賬的賬款。

本集團根據董事會批准的壞賬準備計提標準，按賬齡分析法計提壞賬準備。另外，本集團根據債務單位的財務狀況、償債能力等情況，針對個別回收風險大的賬款單獨提取壞賬準備。

按賬齡分析法計提壞賬準備的具體方法如下：

應收款項賬齡	提取比例
1年以內	1%
1年~2年	10%
2年~3年	30%
3年~4年	50%
4年~5年	80%
5年以上	100%

上述應收款項包括應收賬款及其他應收款。其他應收款按扣除關聯公司欠款、未報銷的業務支出及其他不涉及資金回收的掛賬後的餘額計提壞賬準備。



二. 主要會計政策、會計估計及合併會計報表編製方法（續）

8. 存貨核算方法

本集團的存貨包括產成品、庫存商品、在產品以及各類原材料、在途物資、低值易耗品、包裝物等。

本集團採用永續盤存制及實際成本對存貨進行核算。納入合併會計報表範圍的子公司有工業企業和商品流通企業，存貨計價原則分別如下：

(1) 工業企業：

對於原材料及產成品，採用計劃成本核算的企業，日常收入、發出存貨均按計劃成本記賬，月度終了，結轉發出存貨應負擔的成本差異，將當月發出存貨的計劃成本調整為實際成本；採用實際成本核算的企業，存貨的發出成本按加權平均法或先進先出法計算。

低值易耗品及包裝物按實際成本記賬，於領用時一次攤銷。

(2) 商品流通企業：

批發企業採用實際成本核算，商品的發出成本採用先進先出法核算。

零售企業採用售價法核算，月度終了，結轉當月發出商品應負擔的進銷價差。

本集團於期末對存貨進行清查，如由於存貨毀損、全部或部分陳舊過時或銷售價格低於成本等原因造成存貨成本高於可變現淨值，按預計可變現淨值低於存貨成本的差額計提存貨跌價準備。

9. 短期投資核算方法

本集團的短期投資按實際支付的價款扣除已宣告發放但未領取的現金股利或利息入賬。短期投資的現金股利或利息於實際收到時，沖減投資的賬面價值。短期投資處置時按收到的處置收入與賬面價值的差額確認為當期投資收益。

本集團的短期投資按成本與市價孰低計量，對期末市價低於成本的差額計提短期投資跌價準備。


GPC

二. 主要會計政策、會計估計及合併會計報表編製方法（續）

10. 長期股權投資核算方法

本集團的長期股權投資按實際成本計價。

對於投資額佔被投資企業有表決權資本總額20%以下（不含20%），或雖佔20%或以上但不具有重大影響的，採用成本法核算；對於投資額佔被投資企業有表決權資本總額20%或20%以上，或雖不足20%但具有重大影響的，採用權益法核算；對於投資額佔被投資企業有表決權資本總額超過50%，或雖不超過50%但具有實質控制權的，採用權益法核算，合併會計報表。

採用權益法核算的投資項目，於期末按分享或分擔的被投資企業實現的淨利潤或發生的淨虧損的份額確認投資收益或投資損失；採用成本法核算的投資項目，在被投資企業宣告發放股利時確認投資收益。

對於初始投資成本超過享有被投資單位所有者權益份額的差額，合同有規定投資期限的，按投資期限平均攤銷。無投資期限的，按不超過10年的期限平均攤銷；對於初始投資成本低於享有被投資單位所有者權益份額的差額，計入資本公積－股權投資準備。

11. 長期債權投資核算方法

本集團的長期債權投資按實際成本計價，採用成本法核算投資收益。

債券投資的溢價或折價在債券存續期間內於確定相關債券利息收入時採用直線法攤銷。

12. 長期投資減值準備

經董事會批准，本集團對由於市價持續下跌或被投資企業經營狀況惡化等原因導致長期投資項目的可收回金額低於賬面價值，並且這種價值的降低在可預見的未來期間內不可能恢復，按預計可收回金額低於長期投資賬面價值的差額提取長期投資減值準備。



二. 主要會計政策、會計估計及合併會計報表編製方法(續)

13. 固定資產及累計折舊

本集團將使用期限在1年以上，單位價值在人民幣2,000元以上的房屋及建築物、運輸工具、設備、器具等資產作為固定資產。固定資產按實際成本計價，預留0%~10%的殘值，按以下折舊率採用直線法提取折舊：

固定資產類別	折舊年限	年折舊率
房屋及建築物	15~50年	1.80%~6.60%
機器設備	4~18年	5%~24.75%
運輸設備	5~10年	9%~19.80%
電器設備	5~10年	9%~19.80%
辦公設備	4~8年	11.25%~24.75%
固定資產裝修	5年	20%

已計提減值準備的固定資產在計提折舊時，按照該項固定資產的賬面價值(即固定資產原價減去累計折舊和已計提的減值準備)，以及尚可使用年限重新計算確定折舊率和折舊額；如果已計提減值準備的固定資產價值又得以恢復，該項固定資產的折舊率和折舊額的確定方法，按照固定資產價值恢復後的賬面價值，以及尚可使用年限重新計算確定折舊率和折舊額。

本集團對於市價持續下跌，或因技術陳舊、毀損、長期閒置或其他經濟原因導致其可收回金額低於賬面價值的固定資產，按預計可收回金額低於賬面價值的差額計提固定資產減值準備。

14. 在建工程核算方法

本集團的在建工程按實際成本計價，在達到預定可使用狀態時結轉為固定資產。

本集團對於發生長期停建且在可預見的將來不會重新開工，或在性能上、技術上已經落後，並且給企業帶來的經濟利益具有很大的不確定性，或其他足以證明已經發生減值情況的在建工程，按預計可收回金額低於賬面價值的差額計提在建工程減值準備。

15. 無形資產及其攤銷

本集團的無形資產主要是土地使用權及專有技術，按取得資產的實際成本計價，自取得當月起在預計使用年限內分期平均攤銷。

本集團的無形資產在期末時按照賬面價值與預計可收回金額孰低計量，對可收回金額低於賬面價值的差額計提無形資產減值準備。


GPC

二. 主要會計政策、會計估計及合併會計報表編製方法(續)

16. 長期待攤費用

本集團的長期待攤費用按實際發生的支出入賬，按預計受益期平均攤銷。

本集團的開辦費於發生時在長期待攤費用中歸集，在開始生產經營當月一次計入損益。

17. 借款費用的會計處理方法

本集團把與生產經營有關的借款費用計入當期財務費用。

與購建固定資產等長期資產相關的借款費用，在資產達到預定可使用狀態前予以資本化，計入所購建資產的成本；在資產達到預定可使用狀態後計入當期財務費用。

借款費用的資本化金額按期末購建固定資產等長期資產的加權平均累計支出與資本化率的乘積確定。

18. 收入確認原則

本集團於產品或商品已經發出，產品或商品所有權上的主要風險及報酬已轉移給購貨方，本集團不再擁有對該產品或商品的繼續管理權及實際控制權，相關收入已收到或取得索取價款的憑據，並且相關成本能夠可靠計量時，確認銷售收入實現。

本集團對於在同一會計年度內開始並完成的勞務，在勞務已完成，並收到價款或取得索取價款的憑據時確認勞務收入實現。對於開始和完成分屬不同會計年度的勞務，在提供勞務交易的結果能夠可靠估計的情況下，本集團在資產負債表日按完工百分比法確認相關的勞務收入。

19. 所得稅的會計處理方法

本集團的所得稅採用應付稅款法核算。

20. 合併會計報表編製方法

本集團的合併會計報表是按照財政部[1995]11號文《合併會計報表暫行規定》以及財會二字[1996]2號《關於合併會計報表合併範圍請示的復函》，將所控制的所有重要子公司納入合併會計報表的合併範圍，在匯總本公司及所有納入合併範圍的子公司個別會計報表的基礎上，對本公司與子公司以及子公司之間的經濟業務進行充分抵銷後編製而成。



三. 稅項及附加

本集團的應納稅項情況如下：

1. 流轉稅及附加

1 流轉稅

應稅項目	稅種	稅率
產品銷售收入	增值稅	17%
材料轉讓收入	增值稅	17%
勞務收入	營業稅	5%
租金收入	營業稅	5%
資金佔用費收入	營業稅	5%
酒類產品銷售收入	消費稅	10%

(2) 城市維護建設稅

按流轉稅稅額的7%計算和繳納。本集團屬下的外商投資企業按規定免繳城市維護建設稅。

(3) 教育費附加

按流轉稅稅額的3%計算和繳納。本集團屬下的外商投資企業按規定免繳教育費附加。

2. 企業所得稅

本集團按照《中華人民共和國企業所得稅暫行條例》的規定繳納企業所得稅，稅率為33%。

根據《中華人民共和國外商投資企業和外國企業所得稅法》的規定，本集團屬下的廣州奇星藥業有限公司的企業所得稅稅率為24%，地方所得稅稅率為3%；2005年1-2月，廣州王老吉藥業股份有限公司未接受香港同興藥業有限公司的增資前，企業所得稅稅率為30%，地方所得稅稅率為3%，接受增資，變更為外商投資企業後，自2005年3月起享受企業所得稅兩免三減半的優惠政策，免繳企業所得稅和地方所得稅。


GPC

四. 控股子公司及合營企業

1 納入合併會計報表合併範圍的子公司

公司名稱	註冊地	實收資本/股本 (人民幣萬元)	本集團實際投資額 (人民幣萬元)	本集團持股比例 (%)	業務性質
廣州漢方現代中藥研究開發有限公司	廣州	12,776	9,333	72.96	醫藥、保健品研究開發
廣州拜迪生物醫藥有限公司	廣州	8,360	8,000	95.69	藥品研究開發
廣州環葉製藥有限公司	廣州	600	358	59.70	生產化學原料藥
廣州星群(藥業)股份有限公司	廣州	7,717	6,867	88.99	生產中成藥
廣州中一藥業有限公司	廣州	16,600	16,105	97.016	生產中成藥
廣州陳李濟藥廠	廣州	11,285	11,285	100	生產中成藥
廣州奇星藥廠	廣州	8,242	8,242	100	生產中成藥
廣州敬修堂(藥業)股份有限公司	廣州	8,623	7,623	88.4	生產中成藥
廣州潘高壽藥業股份有限公司	廣州	6,544	5,744	87.77	生產中成藥
廣州王老吉藥業股份有限公司	廣州	20,476	9,838	48.0465	生產中成藥
廣州醫藥有限公司	廣州	22,200	21,533	96.9941	銷售西藥及醫療器械
廣州市藥材公司	廣州	7,503	7,503	100	銷售中成藥及中藥材
廣州市醫藥進出口公司	廣州	1,500	1,560	100	藥品進出口
廣州廣藥盈邦營銷有限公司	廣州	1,841	389	51	中成藥及中藥材貿易
廣西盈康藥業有限責任公司	南寧	3,188	2,172	51	生產中成藥



四. 控股子公司及合營企業*(續)*

2. 本集團持有子公司股權達到或超過50%而沒有將其納入合併範圍的情況包括：

本集團持有廣州康壽藥業有限公司66%的股權，由於該子公司已進入清算階段，本集團沒有將其納入合併範圍。本集團持有廣州敬修堂一七九零營銷有限公司51%的股權，持有廣州聯傑電腦科技有限公司50%的股權，持有廣州中富藥業有限公司50%的股權，由於該三間公司的資產總額、銷售收入及淨利潤中本集團所擁有的數額，佔本集團的資產總額、銷售收入及各期淨利潤的比率均在10%以下，本集團基於重要性原則，根據財會二字[1996]2號《關於合併會計報表合併範圍請示的復函》的規定，沒有將該三間子公司納入合併報表範圍。

3. 合併範圍變化情況：

本報告期內，香港同興藥業有限公司已按簽訂的《股權認購書》完成對廣州王老吉藥業股份有限公司增資人民幣168,880千元，並取得該公司48.0465%的股權。該項增資使本公司佔該公司的股權比例從92.48%變更為48.0465%，該公司由控股子公司變更為合營企業。從本報告期起，本集團在編製合併會計報表時對該公司由原來的全額合併改為比例合併。

五. 利潤分配

本公司繳納所得税後的利潤按下列順序分配：

(1) 彌補虧損；

(2) 提取法定盈餘公積金；

(3) 提取法定公益金；

(4) 提取任意盈餘公積金；

(5) 支付股利。

税後利潤的分配和股利支付，由董事會提出方案，報股東大會審議通過。除非股東另有決議，股東會授權董事會可分派中期股利。



六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)

1. 貨幣資金

	年末數	年初數
現金	**1,304,902.35**	1,192,326.45
銀行存款	**610,639,962.83**	859,419,351.72
其他貨幣資金	**5,038,083.82**	20,212,919.73
	616,982,949.00	880,824,597.90

(1) 銀行存款餘額明細如下：

	年末數	年初數
活期存款	**525,246,900.83**	715,712,994.49
定期存款	**85,393,062.00**	143,706,357.23
	610,639,962.83	859,419,351.72

(2) 其他貨幣資金餘額明細如下：

	年末數	年初數
外埠存款	**51,602.35**	51,175.67
信用卡存款	**538,487.09**	290,109.98
信用證保證金存款	**1,458,961.42**	4,830,076.94
銀行匯票存款	**—**	10,165,833.00
其他	**2,989,032.96**	4,875,724.14
	5,038,083.82	20,212,919.73

(3) 本集團年末持有存於香港的活期銀行存款，其中港元2,187千元(折合人民幣2,275千元)、美元862.81(折合人民幣6,963.65元)。

(4) 貨幣資金年末數比年初數減少30%，主要原因是本集團累計淨償還銀行借款207,562千元；本期資本性支出(包括在建工程和固定資產)124,356千元。



六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

2. 短期投資

	年末數	短期投資跌價準備	年末市價
國債投資	**9,752,600.00**	7,802,080.00	—
基金投資	**10,000,000.00**	1,048,000.00	8,952,000.00
	19,752,600.00	8,850 ,080.00	

(1) 本集團根據上海證券交易所及深圳證券交易所2005年12月31日的證券收市價，對證券投資項目市價低於成本的差額計提短期投資跌價準備。

(2) 短期投資跌價準備年末數比年初數增加643.33%，主要原因是：本集團在南方證券股份有限公司託管的國債面值為10,000,000.00元(賬面值9,752,600.00元)。本集團獲悉南方證券公司已於2005年4月29日宣佈清盤，本集團已完成上述國債的債權登記手續。但本集團認為，全額收回上述國債存在一定的不確定性，因此按國債賬面值的80%計提跌價準備。

3. 應收票據

	年末數	年初數
銀行承兑匯票	**207,972,477.00**	62,186,822.02
商業承兑匯票	**123,781,386.41**	123,022,778.21
	331,753,863.41	185,209,600.23

應收票據年末數比年初數增加79.12%，主要原因是本集團業務量增加，採用票據結算的業務隨之增多。


GPC

六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

4. 應收股利

	年末數	年初數
應收廣州王老吉藥業股份有限公司	**3,709,259.53**	—

應收股利年末數比年初數增加3,709千元，是由於本公司屬下的廣州王老吉藥業股份有限公司接受增資後變為本公司的合營企業，因此對該公司採用比例合併法而產生的應收股利。

5. 應收賬款

(1) 應收賬款年末餘額按賬齡分析如下：

	年末數			
賬齡	**餘額**	**佔總額的比例**	**壞賬準備**	**計提比例**
1年以內	946,271,187.05	94.19%	9,120,741.30	1%
1~2年	18,585,749.53	1.85%	2,328,004.52	12.53%
2~3年	7,747,640.01	0.77%	3,317,116.23	42.81%
3~4年	11,859,603.02	1.18%	10,441,462.88	88.04%
4~5年	3,182,169.21	0.32%	2,662,153.36	83.66%
5年以上	17,011,514.23	1.69%	17,011,514.23	100.00%
	1,004,657,863.05	100.00%	44,880,992.52	4.47%

	年初數			
賬齡	**餘額**	**佔總額的比例**	**壞賬準備**	**計提比例**
1年以內	957,240,209.19	93.65%	9,609,444.44	1.00%
1~2年	18,333,301.62	1.79%	3,516,319.01	19.18%
2~3年	16,413,164.55	1.61%	13,273,231.44	80.87%
3~4年	4,021,203.48	0.39%	2,581,749.92	64.20%
4~5年	6,774,493.37	0.66%	6,142,185.98	90.67%
5年以上	19,333,342.80	1.90%	19,333,342.79	100.00%
	1,022,115,715.01	100.00%	54,456,273.58	5.33%



六. 合併會計報表主要項目附註（如無特別注明，貨幣單位均為人民幣元）*(續)*

5. 應收賬款 *(續)*

(2) 上述應收賬款餘額中，沒有持本公司5%（含5%）以上表決權股份股東的欠款。

(3) 應收賬款年末數前5名金額合計為78,656,818.24元，佔應收賬款總額的7.83%。

(4) 本年實際沖銷應收賬款壞賬共370筆，合計9,775,169.93元，均不涉及關聯交易。

6. 其他應收款

(1) 其他應收款年末餘額按賬齡分析如下：

	年末數			
賬齡	**餘額**	**佔總額的比例**	**壞賬準備**	**計提比例**
1年以內	15,761,916.68	20.36%	300,612.12	1.91%
1~2年	18,015,695.32	23.27%	159,151.77	0.88%
2~3年	16,811,537.47	21.72%	2,830,830.91	16.84%
3~4年	5,337,371.51	6.90%	1,291,900.00	24.20%
4~5年	9,783,921.53	12.64%	1,240,695.60	12.68%
5年以上	11,695,042.17	15.11%	7,149,398.52	61.13%
	77,405,484.68	100.00%	12,972,588.92	16.76%

	年初數			
賬齡	**餘額**	**佔總額的比例**	**壞賬準備**	**計提比例**
1年以內	64,888,082.69	51.87%	577,190.29	0.89%
1~2年	31,298,696.04	25.02%	1,870,367.38	5.98%
2~3年	5,443,619.75	4.35%	1,867,311.67	34.30%
3~4年	11,711,184.50	9.36%	284.75	—
4~5年	2,040,251.54	1.63%	1,005,659.02	49.29%
5年以上	9,719,192.98	7.77%	7,998,130.97	82.29%
	125,101,027.50	100.00%	13,318,944.08	10.65%


GPC

六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

6. 其他應收款 *(續)*

(2) 其他應收款的具體內容如下：

	年末數	年初數
備用金	**2,031,221.08**	2,268,239.88
各種保證金、押金及定金	**5,263,331.18**	4,217,943.36
工程及設備款	**—**	11,786,965.97
業務活動借支	**12,146,825.16**	19,335,088.32
員工備用金借款	**392,713.84**	245,585.58
關聯公司往來	**14,770,160.08**	23,923,424.79
其他應收暫付款	**4,491,792.68**	9,100,614.52
應收商業折扣和折讓	**9,560,522.11**	22,523,950.71
與外單位的往來款	**28,748,918.55**	31,699,214.37
	77,405,484.68	125,101,027.50

上述其他應收款年末數中，持本公司5%(含5%)以上表決權股份股東的欠款是廣藥集團欠本公司的往來款5,059,728.42元。

(3) 其他應收款年末數前5名金額合計為28,044,738.52元，佔其他應收款總額的36.23%。

(4) 本年實際沖銷其他應收款壞賬共3筆，合計2,652,774.20元，均不涉及關聯交易。

(5) 其他應收款年末數比年初數減少38.13%，主要原因是：將原納入「其他應收款」科目核算的工程及設備款調整到「在建工程」科目核算；本集團屬下的醫藥貿易企業加強應收款項的追收，應收的商業折扣、折讓大幅度減少

7. 預付賬款

預付賬款年末數中，沒有預付持本公司5%(含5%)以上表決權股份股東的款項。

8. 應收補貼款

	年末數	年初數
商品出口退稅款	**3,361,927.18**	2,224,155.35

應收補貼款年末數比年初數增加51.16%，主要原因是本公司屬下的廣州市醫藥進出口公司本年出口量增加，應收的出口退稅額相應增加。



六. 合併會計報表主要項目附註(如無特別注明,貨幣單位均為人民幣元)*(續)*

9. 存貨

	年末數		年初數	
	餘額	**存貨跌價準備**	餘額	存貨跌價準備
在途物資	**4,290,795.98**	—	1,761,969.43	—
原材料	**82,530,152.44**	**43,562.63**	84,240,197.29	298,752.78
在產品	**110,259,697.64**	—	79,290,846.85	—
產成品	**91,549,539.57**	—	95,650,066.82	63,937.84
低值易耗品	**1,482,414.28**	—	1,715,469.16	—
包裝物	**28,677,577.80**	—	32,304,739.81	—
委託加工物資	**402,807.58**	—	181,754.49	—
委託代銷商品	**63,264.17**	—	—	—
庫存商品	**830,892,420.41**	**1,910,664.20**	808,089,816.93	24,952,828.40
其他	**374,479.02**	—	5,414.40	—
	1,150,523,148.89	**1,954,226.83**	1,103,240,275.18	25,315,519.02

存貨跌價準備年末數比年初數減少92.28%,主要原因是是本公司屬下的廣州市藥材公司報廢存貨22,940千元,相應轉回上年末提取的存貨跌價準備。

10. 待攤費用

	年初數	**本年增加數**	**本年攤銷數**	**年末數**
預付保險費	1,655,791.47	965,929.39	1,879,935.65	741,785.21
固定資產修理費用	—	9,480.20	9,480.20	—
路橋費	203,113.98	281,657.00	414,520.98	70,250.00
廣告費	66,000.00	14,226,123.91	789,916.86	13,502,207.05
待抵扣進項稅	87,387,622.30	712,885,613.09	694,364,815.48	105,908,419.91
其他	522,904.24	3,247,767.36	3,328,074.29	442,597.31
	89,835,431.99	731,616,570.95	700,786,743.46	120,665,259.48

待攤費用年末數比年初數增加34.32%,主要原因是本集團業務上升,採購量增加,暫估進項稅相應增加。


GPC

六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

11. 長期股權投資

(1) 長期股權投資明細如下：

被投資公司名稱	投資期限	持有股權比例	初始投資額[註]
印尼三有實業有限公司	2014年	50.00%	1,521,562.82
廣州中富藥業有限公司	無期限	50.00%	400,000.00
上海九和堂國藥有限公司	2007年	29.72%	563,046.60
杭州浙大漢方中藥信息工程有限公司	無期限	44.00%	440,000.00
廣州敬修堂一七九零營銷有限公司	無期限	51.00%	255,000.00
廣州康壽藥業有限公司	2006年	66.00%	2,460,000.00
明泰實業(泰國)有限公司	2007年	40.00%	516,930.33
華東醫藥股份有限公司	無期限	—	126,843.02
廣州聯傑電腦科技有限公司	無期限	50.00%	250,000.00
廣州市藥材公司北京路藥材商場	無期限	20.00%	160,000.00
金鷹基金管理有限公司	無期限	20.00%	20,000,000.00
暨華醫療器械責任有限公司	無期限	24.00%	4,200,000.00
廣州金申藥業科技有限公司	無期限	38.25%	765,000.00
中國光大銀行	無期限	—	10,725,000.00
南海市南方包裝有限公司	2011年	21.42%	30,000,000.00
國藥集團工業股份有限公司	無期限	10.00%	8,000,000.00
北京故宮宮苑文化發展有限公司	無期限	10.00%	200,000.00
奇星馬中藥業有限公司	2005年	40.00%	362,826.38
交通銀行	無期限	—	393,841.40
合計			81,340,050.55

六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

11. 長期股權投資*(續)*

(2) 長期股權投資本年變動情況如下：

被投資公司名稱	年末數	本年權益法增減額	累計權益法增減額	長期投資減值準備	註
印尼三有實業有限公司	**1,078,551.23**	—	(443,011.59)	1,078,551.23	1
廣州中富藥業有限公司	**1,448,686.30**	—	1,048,686.30	—	
上海九和堂國藥有限公司	**563,046.60**	—	—	—	
杭州浙大漢方中藥信息工程有限公司	**174,407.66**	(94,415.41)	(265,592.34)	—	
廣州敬修堂一七九零營銷有限公司	**221,889.71**	(33,110.29)	(33,110.29)	—	
廣州康壽藥業有限公司	**1,555,683.73**	(41,699.07)	(904,316.27)	—	
明泰實業(泰國)有限公司	**321,146.49**	35,770.93	(195,783.84)	—	
華東醫藥股份有限公司	**126,843.02**	—	—	—	
廣州聯傑電腦科技有限公司	**120,576.45**	(67,429.01)	(129,423.55)	—	
廣州市藥材公司北京路藥材商場	**218,399.05**	—	58,399.05	—	
金鷹基金管理有限公司	**9,757,693.31**	(1,782,850.40)	(10,242,306.69)	—	
暨華醫療器械責任有限公司	**2,094,885.57**	(783,204.82)	(2,105,114.43)	—	
廣州金申藥業科技有限公司	**82,521.47**	(311,966.12)	(682,478.53)	—	
中國光大銀行	**10,725,000.00**	—	—	—	
南海市南方包裝有限公司	**30,000,000.00**	—	—	—	
國藥集團工業股份有限公司	**8,000,000.00**	—	—	—	
北京故宮宮苑文化發展有限公司	**200,000.00**	—	—	—	
奇星馬中藥業有限公司	**362,826.38**	—	—	—	
交通銀行	**393,841.40**	—	—	—	
廣州潘高壽天然保健品有限公司合併價差	**971,121.58**	—	—	—	2
廣州環葉製藥有限公司合併價差	**694,638.83**	—	—	—	3
廣州拜迪生物醫藥有限公司合併價差	**371,059.60**	—	—	—	4
福建廣藥潔達醫藥有限公司合併價差	**505,520.62**	—	—	—	5
廣西盈康藥業有限責任公司合併價差	**541,378.56**	—	—	—	6
廣州廣藥盈邦營銷有限公司合併價差	**744,574.84**	—	—	—	7
	71,274,292.40	(3,078,904.19)	(13,894,052.18)	1,078,551.23	


GPC

六. 合併會計報表主要項目附註（如無特別注明，貨幣單位均為人民幣元）*(續)*

11. 長期股權投資 *(續)*

(2) 長期股權投資本年變動情況如下：*(續)*

註

註1：由於本集團自1997年起一直未能獲得印尼三有實業有限公司的財務資料，無法掌握該投資項目的現狀，基於謹慎性原則，本集團對該項目全額提取減值準備。

註2：廣州潘高壽天然保健品有限公司合併價差971,121.58元，反映本公司屬下的廣州潘高壽藥業股份有限公司分別於1999年10月及2002年11月購買廣州潘高壽天然保健品有限公司32%及15%股權所支付的價款，與應享有廣州潘高壽天然保健品有限公司所有者權益份額之間的差額的攤餘價值。該股權投資差額的初始金額為1,990,885.94元，從形成次月起在投資合同規定的投資期限內分期平均攤銷，本年攤銷額為161,853.68元，累計攤銷1,019,764.36元。

註3：廣州環葉製藥有限公司合併價差694,638.83元，反映本公司於2002年12月購買廣州環葉製藥有限公司的股權及增資所支付的價款與應享有廣州環葉製藥有限公司所有者權益份額之間的差額的攤餘價值，從2003年1月起分期平均攤銷。該股權投資差額的初始金額為992,341.19元，本年攤銷額為99,234.12元，累計攤銷297,702.36元。

註4：廣州拜迪生物醫藥有限公司合併價差371,059.60元，反映本公司於2002年6月、2003年11月和2005年8月向該公司增資時支付的價款與應享有廣州拜迪生物醫藥有限公司所有者權益份額的差額的攤餘價值。該股權投資差額的初始金額為454,187.62元，本年攤銷額為35,920.22元，累計攤銷83,128.02元。

註5：福建廣藥潔達醫藥有限公司合併價差505,520.62元，反映本公司的子公司廣州醫藥有限公司於2004年7月14日購買福建廣藥潔達醫藥有限公司50%股權時支付的價款與應享有福建廣藥潔達醫藥有限公司所有者權益份額的差額的攤餘價值。該股權投資差額的初始金額為586,110.87元，本年攤銷額為56,168.96元，累計攤銷80,590.25元。

註6：廣西盈康藥業有限責任公司合併價差541,378.56元，反映本公司於2004年3月31日購買廣西盈康藥業有限責任公司51%股權時支付的價款與應享有廣西盈康藥業有限責任公司所有者權益份額的差額的攤餘價值。該股權投資差額的初始金額為656,216.43元，本年攤銷額為65,621.64元，累計攤銷114,837.87元。

註7：廣州廣藥盈邦營銷有限公司合併價差744,574.84元， 反映本公司於2004年2月28日購買廣州廣藥盈邦營銷有限公司51%股權時支付的價款與應享有廣州廣藥盈邦營銷有限公司所有者權益份額的差額的攤餘價值。該股權投資差額的初始金額為911,724.29元，本年攤銷額為91,172.43元，累計攤銷167,149.45元。










六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

12. 固定資產及累計折舊

原值	年初數	本年增加額	本年減少額	年末數
房屋及建築物	1,049,567,656.89	36,777,631.09	44,617,660.66	1,041,727,627.32
機器設備	713,345,636.41	37,760,295.68	37,698,871.55	713,407,060.54
運輸設備	93,450,972.86	4,816,435.29	7,354,650.48	90,912,757.67
電器設備	30,528,185.09	1,683,471.84	790,574.67	31,421,082.26
辦公設備	71,292,462.59	9,207,109.72	4,849,055.51	75,650,516.80
固定資產裝修	22,314,450.57	5,228,335.22	6,256,048.68	21,286,737.11
	1,980,499,364.41	95,473,278.84	101,566,861.55	1,974,405,781.70

累計折舊	年初數	本年增加額	本年減少額	年末數
房屋及建築物	197,634,897.89	42,086,120.06	7,840,912.97	231,880,104.98
機器設備	270,071,019.50	49,448,857.76	20,844,782.08	298,675,095.18
運輸設備	59,430,827.23	6,217,673.16	5,172,571.91	60,475,928.48
電器設備	15,857,221.76	2,319,107.42	521,315.17	17,655,014.01
辦公設備	33,916,207.86	11,367,868.06	3,444,971.59	41,839,104.33
固定資產裝修	6,441,347.88	2,953,889.27	993,150.00	8,402,087.15
	583,351,522.12	114,393,515.73	38,817,703.72	658,927,334.13

減值準備	年初數	本年增加額	本年減少額	年末數
房屋及建築物	18,150,656.61	641,002.56	7,148,301.69	11,643,357.48
機器設備	6,371,146.29	473,669.51	1,263,097.17	5,581,718.63
運輸設備	404,199.51	—	—	404,199.51
電器設備	418,427.36	—	153,900.58	264,526.78
辦公設備	8,512.15	—	—	8,512.15
	25,352,941.92	1,114,672.07	8,565,299.44	17,902,314.55


GPC

六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

12. 固定資產及累計折舊*(續)*

(1) 本年度由在建工程轉入固定資產原值的金額為44,026千元。

(2) 截至2005年12月31日止，本集團以淨值93,511千元的固定資產作抵押，用於獲取銀行提供的借款。

(3) 本集團於年末對由於技術陳舊、毀損、長期閒置等原因導致其可收回金額低於賬面價值的固定資產，按預計可收回金額低於賬面價值的差額計提固定資產減值準備17,902千元。

(4) 固定資產原值本期減少101,567千元，累計折舊本期減少38,818千元，主要原因是本公司屬下的廣州王老吉藥業股份有限公司於2005年3月接受新股東增資擴股，本公司由控股股東變更為共同控制股東，對廣州王老吉藥業股份有限公司採用比例合併法核算，由此引起固定資產原值及累計折舊的減少。

(5) 本集團位於香港的物業經評估價值回升，本集團按評估價值高於賬面價的差額，轉回固定資產減值準備7,110千元。



六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

13. 在建工程

(1) 在建工程明細如下：

工程名稱	預算數	資金來源	工程投入佔預算的比例
星群易地遷廠改造	243,688,046.72	自有資金及金融機構借款	100%
星群製劑車間三期工程	16,835,778.76	自有資金	100%
星群口服液擴產項目	6,700,000.00	自有資金	85%
中一雲埔易地改造	197,030,000.00	自有資金、金融機構借款及政府撥款	99%
陳李濟產品技改工程	29,100,000.00	自有資金及募股資金	80%
陳李濟產品陳列館	4,000,000.00	自有資金	100%
漢方從化基地建設	118,840,000.00	募股資金及政府撥款	93%
漢方設備安裝工程	3,786,349.50	募股資金及政府撥款	100%
敬修堂栓劑灌裝生產線	12,821,045.48	自有資金及募股資金	100%


GPC

六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

13. 在建工程*(續)*

(1) 在建工程明細如下：*(續)*

工程名稱	預算數	資金來源	工程投入佔預算的比例
敬修堂追風透骨丸灌裝生產線	11,339,612.77	自有資金及募股資金	100%
敬修堂GMP工程改造	30,300,000.00	自有資金及金融機構貸款	100%
潘高壽GMP改造工程	104,910,000.00	金融機構貸款及國債專項資金	102%
五羊新城廣場29層及車位款	8,404,709.58	自有資金	50%
ERP升級工程	2,438,268.86	自有資金	51%
藥材公司中藥飲片廠GMP工程	5,000,000.00	自有資金	89%
拜迪設備安裝A	3,000,000.00	政府撥款	64%
拜迪設備安裝B	8,000,000.00	自有資金	117%
環莱開發區固體製劑車間工程	4,738,900.00	自有資金	100%
盈康GMP改造工程	23,000,000.00	自有資金	95%
奇星倉儲工程	6,000,000.00	自有資金	—
其他	5,645,512.87	—	—







六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

13. 在建工程*(續)*

(2) 在建工程本年變動情況如下：

工程名稱	年初數	本年增加數	本年轉入固定資產	其他減少數	年末數
星群易地遷廠改造	288,853.15	5,600,603.32	4,575,482.66	265,957.15	1,048,016.66
星群製劑車間三期工程	3,952,497.79	2,460,295.63	—	6,207,173.98	205,619.44
星群口服液擴產項目	—	5,688,084.20	—	—	5,688,084.20
星群顆粒劑擴產GMP改造工程	—	4,188,115.99	—	—	4,188,115.99
中一雲埔易地改造	836,849.63	8,992,600.72	3,247,176.98	1,748,582.70	4,833,690.67
陳李濟產品技改工程	773,473.64	3,126,689.39	2,472,528.36	292,056.10	1,135,578.57
陳李濟產品陳列館	83,561.00	126,871.84	210,432.84	—	—
漢方從化基地建設	89,747,009.74	21,144,798.50	—	—	110,891,808.24
漢方設備安裝工程	318,444.00	—	298,044.00	—	20,400.00
敬修堂機器設備預付款	2,343,821.21	2,298,459.95	4,119,393.94	—	522,887.22
敬修堂栓劑灌裝生產線	1,690,000.00	—	1,690,000.00	—	—
敬修堂追風透骨丸灌裝生產線	647,400.00	70,000.00	717,400.00	—	—


GPC

六. 合併會計報表主要項目附註（如無特別注明，貨幣單位均為人民幣元）*（續）*

13. 在建工程 *（續）*

(2) 在建工程本年變動情況如下：*（續）*

工程名稱	年初數	本年增加數	本年轉入固定資產	其他減少數	年末數
敬修堂GMP工程改造	1,210,000.00	4,305,601.45	5,515,601.45	—	—
敬修堂污水處理池	558,281.00	—	558,281.00	—	—
敬修堂其他工程	698,861.23	—	698,861.23	—	—
潘高壽GMP改造工程	2,572,916.00	4,839,186.85	4,608,814.85	—	2,803,288.00
五羊新城廣場29層及車位款	—	4,202,354.79	—	—	4,202,354.79
ERP升級工程	—	1,251,104.64	—	—	1,251,104.64
藥材公司中藥飲片廠GMP工程	458,325.55	1,488,318.19	1,865,612.04	—	81,031.70
拜迪設備安裝A	2,303,100.00	—	2,303,100.00	—	—
拜迪設備安裝B	4,327,672.64	8,646,124.79	3,597,443.84	2,500.00	9,373,853.59
環葉開發區固體製劑車間工程	1,252,800.20	100,000.00	1,352,800.20	—	—
盈康GMP改造工程	645,990.00	414,680.00	690,490.00	—	370,180.00
奇星倉儲工程	2,202,351.19	3,993,356.67	—	—	6,195,707.86
其他	2,862,867.13	11,809,648.48	5,504,727.67	1,939,103.99	7,228,683.95
	119,775,075.10	94,746,895.40	44,026,191.06	10,455,373.92	160,040,405.52








六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

13. 在建工程 *(續)*

(3) 在建工程年末數比年初數增加33.62%，主要原因是本集團增加漢方從化基地建設工程投入21,145千元；增加了對狂犬病疫苗工程(拜迪設備安裝B)的投入8,646千元，星群口服液擴產項目5,688千元，星群顆粒劑擴產GMP改造工程4,188千元；

(4) 由於發生長期停建且在可預見的將來不會重新開工的跡象，本集團本年末對中一除塵工程全額提取減值準備80,000元，對敬修堂安必克設備安裝全額提取減值準備50,000元，合計提取減值準備130,000元。

(5) 在建工程年末數中包含的借款費用資本化金額為零元(上年末3,746千元)。

(6) 本集團本年度對部分在建工程項目進行了重分類，由此產生的在建工程減少部分在「其他減少數」中反映。


GPC

六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

14. 無形資產

(1) 無形資產明細如下：

項目名稱	取得方式	原值	減值準備	剩餘攤銷月數
南洲路新廠房土地	購買	4,301,046.00	—	480
人民路舊廠房土地	購買	2,686,602.00	—	480
寧溪橫街19-29號土地	購買	1,600,547.00	—	450
多寶路昌華新街32號、中山八路石桂里3號土地	購買	1,392,144.00	—	175
廣州市雲埔工業區土地	購買	2,255,182.58	—	559
廣州市北京路194號土地	購買	2,362,581.08	—	509
廣州大道南1688號土地	購買	27,006,173.92	—	500
松崗廠區土地	購買	3,861,957.56	—	456
南海黃岐土地	購買	4,090,000.00	—	445
番禺東沙開發區土地	購買	15,947,019.00	—	480
白雲區江村廠房土地	購買	1,916,553.13	—	498
十二甫新街#4-6#10-1土地	購買	3,509,041.00	—	379
和平西路136-138號土地	購買	1,535,744.00	—	379
北京路328號土地	購買	1,306,988.00	—	78
大同路103號土地	土地評估增值	17,928,863.00	—	379
新洲倉庫B區土地	購買	2,676,141.00	480,700.24	479
上九路85號土地	購買	2,973,460.00	—	408









六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

14. 無形資產*(續)*

(1) 無形資產明細如下：*(續)*

項目名稱	取得方式	原值	減值準備	剩餘攤銷月數
芳村塞壩路12號土地	購買	1,764,522.90	—	497
新港中路赤崗北街33號土地	接受投資	3,315,488.00	—	516
番禺東沙工業區5號土地	購買	2,896,279.62	—	456
馬洛替脂乳劑技術	購買	1,500,000.00	—	93
醫藥公司黃金圍物流工程軟件	購買	5,081,734.55	—	41
「廣藥」商標權	接受投資	3,807,722.31	—	103
湖北安康銷售網絡及商標使用權	接受投資	1,200,000.00	—	99
其他		10,339,733.57	485,451.22	8~636
		127,255,524.22	966,151.46	

本集團本年末按預計可收回金額低於賬面價值的部分提取無形資產減值準備966,151.46元。



六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

14. 無形資產*(續)*

(2) 無形資產本年變動情況如下：

項目名稱	年初數	本年增加額	本年減少額	本年攤銷額	累計攤銷額	年末數
南洲路新廠房土地	3,698,500.63	—	—	88,377.66	690,923.03	3,610,122.97
人民路舊廠房土地	2,255,927.58	—	—	54,828.61	485,503.03	2,201,098.97
寧溪槙街19-29號土地	1,339,654.36	—	—	34,420.37	295,313.01	1,305,233.99
多寶路昌華新街32號、中山八路石桂里3號土地	1,133,132.00	—	—	68,664.00	327,676.00	1,064,468.00
廣州市雲埔工業區土地	2,208,763.73	—	—	46,418.87	92,837.72	2,162,344.86
廣州市北京路194號土地	2,056,645.53	—	—	47,251.62	353,187.17	2,009,393.91
廣州大道南1688號土地	23,045,268.40	—	—	540,123.48	4,501,029.00	22,505,144.92
松崗廠區土地	1,731,006.97	—	—	44,384.76	2,175,335.35	1,686,622.21
南海黃岐土地	3,146,996.42	—	—	82,634.52	1,025,638.10	3,064,361.90
番禺東沙開發區土地	13,413,987.62	—	—	318,940.38	2,851,971.76	13,095,047.24
白雲區江村廠房土地	3,012,218.73	—	1,528,127.70	70,875.72	503,337.82	1,413,215.31
十二甫新街#4-6#10-1土地	3,090,168.75	—	—	94,839.00	513,711.25	2,995,329.75
和平西路136-138號土地	1,352,423.36	—	—	41,506.56	224,827.20	1,310,916.80
北京路328號土地	1,067,373.68	—	—	32,674.68	272,289.00	1,034,699.00
大同路103號土地	14,296,865.36	—	—	495,272.40	4,127,270.04	13,801,592.96





六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

14. 無形資產*(續)*

(2) 無形資產本年變動情況如下：*(續)*

項目名稱	年初數	本年增加額	本年減少額	本年攤銷額	累計攤銷額	年末數
新洲倉庫B區土地	2,222,527.54	—	—	42,483.60	496,097.06	2,180,043.94
上九路85號土地	2,380,132.74	—	—	66,076.92	659,404.18	2,314,055.82
芳村塞壩路12號土地	1,498,240.99	—	—	35,290.44	301,572.35	1,462,950.55
新港中路赤崗北街33號土地	1,544,653.44	—	—	35,105.76	1,805,940.32	1,509,547.68
番禺東沙工業區5號土地	2,206,637.90	—	—	60,781.20	750,422.92	2,145,856.70
馬洛替脂乳劑技術	1,312,500.00	—	—	150,000.00	337,500.00	1,162,500.00
醫藥公司黃金圍物流工程軟件	4,463,421.12	338,805.00	—	1,018,152.95	1,297,661.38	3,784,073.17
「廣藥」商標權	3,649,067.21	—	—	380,772.24	539,427.34	3,268,294.97
湖北安康銷售網絡及商標使用權	1,110,000.00	—	—	120,000.00	210,000.00	990,000.00
其他	7,075,367.15	1,169,964.00	—	678,411.51	2,772,813.93	7,566,919.64
	104,311,481.21	1,508,769.00	1,528,127.70	4,648,287.25	27,611,688.96	99,643,835.26

無形資產本年減少1,528千元，原因是本公司屬下的廣州王老吉藥業股份有限公司於2005年3月接受新股東增資擴股，本公司由控股股東變更為共同控制股東，對廣州王老吉藥業股份有限公司採用比例合併法核算，由此引起無形資產的減少。



六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

15. 長期待攤費用

(1) 長期待攤費用明細如下：

項目	預計攤銷年限	原始發生額	剩餘攤銷年限
裝修費	5年	37,238,975.25	1－5年
電話初裝費	5年	2,756,400.00	1年以內
固定資產修理支出	5年	7,162,070.45	已攤銷完畢
ERP系統費用	5年	6,187,246.25	1－5年
電腦系統費用	5年	2,159,248.00	1－5年
GMP改造費用	5年	2,501,945.78	1－5年
離休幹部醫療統籌金	5年	2,414,500.00	1年以內
退休人員過渡性基本醫療保險金	10年	3,049,676.46	6年8個月
CI設計	10年	264,800.00	10年
胃腸甯沖劑中藥保護費	7年	553,679.70	7年
其他	2-5年	4,338,089.21	1－5年
		68,626,631.10	

(2) 長期待攤費用本年變動情況如下：

項目	年初數	本年增加額	本年攤銷額	累計攤銷額	年末數
裝修費	12,567,927.51	2,421,222.49	6,614,923.67	28,864,748.92	8,374,226.33
電話初裝費	59,059.30	—	46,899.96	2,744,240.66	12,159.34
固定資產修理支出	688,834.40	—	688,834.40	7,162,070.45	—
ERP系統費用	1,224,036.86	360,480.00	757,017.46	5,359,746.85	827,499.40
電腦系統費用	646,737.57	608,000.00	550,493.97	1,455,004.40	704,243.60
GMP改造費用	169,201.06	545,849.82	257,543.86	2,044,438.76	457,507.02
離休幹部醫療統籌金	497,775.01	—	384,991.92	2,301,716.91	112,783.09
退休人員過渡性基本醫療保險金	2,341,903.90	—	382,486.56	1,090,259.12	1,959,417.34
CI設計	—	264,800.00	—	—	264,800.00
胃腸甯沖劑中藥保護費	—	553,679.70	—	—	553,679.70
其他	1,020,352.03	1,760,764.00	1,015,849.16	2,572,822.34	1,765,266.87
	19,215,827.64	6,514,796.01	10,699,040.96	53,595,048.41	15,031,582.69



六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

16. 短期借款

	年末數	年初數
信用借款	**45,586,020.00**	25,000,000.00
抵押、質押借款	**254,199,348.60**	255,958,830.03
保證借款	**568,000,000.00**	656,500,000.00
	867,785,368.60	937,458,830.03

17. 應付票據

	年末數	年初數
銀行承兑匯票	**34,728,030.03**	118,321,134.12
商業承兑匯票	**51,280,033.35**	18,731,700.00
	86,008,063.38	137,052,834.12

應付票據年末數比年初數減少37.24%，主要原因是本集團年末減少使用應付票據結算。

18. 應付賬款

應付賬款年末數中，沒有欠持本公司5%(含5%)以上表決權股份股東的款項。

19. 預收賬款

年末沒有預收持本公司5%(含5%)以上表決權股份股東的款項。

預收賬款年末數比年初數增加35.93%，主要原因是本集團的醫藥貿易企業本期新增代理品種，要求向客戶預收款再發貨。

20. 應付股利

	年末數	年初數
少數股股東股利	**1,753.52**	402.84
境外公眾股股利	**24,739.37**	25,980.20
	26,492.89	26,383.04

六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

21. 應交稅金

	年末數	年初數
營業稅	**537,448.97**	796,463.34
增值稅	**(7,110,797.17)**	(14,616,004.43)
城市維護建設稅	**933,086.59**	924,123.73
企業所得稅	**25,360,418.09**	34,683,091.24
房產稅	**335,299.76**	329,787.24
代扣稅金	**4,111,600.03**	179,472.81
其他	**210,357.34**	1,744,310.13
	24,377,413.61	24,041,244.06

22. 其他應交款

	註	**年末數**	年初數
教育費附加	(1)	**402,995.72**	414,328.26
市區堤圍防護費	(2)	**3,175,229.22**	2,460,718.34
其他		**50,432.72**	5,346.34
		3,628,657.66	2,880,392.94

註：

(1) 教育費附加按增值稅、營業稅及消費稅稅額的3%計繳；

(2) 本集團屬下的商品流通批發企業按應稅(增值稅、營業稅、消費稅及資源稅)收入的0.05%計繳市區堤圍防護費，屬下外商投資企業按0.09%計繳，屬下其他企業按0.13%計繳。

六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

23. 其他應付款

(1) 其他應付款期末餘額的具體內容如下：

項目	年末數	年初數
收取的保證金、押金及定金	**14,442,530.49**	18,950,775.59
技術開發費	**2,348,999.17**	1,235,485.85
工會經費	**1,739,109.68**	1,102,973.38
職工教育經費	**11,878,877.69**	10,924,318.13
與外單位的往來款	**32,182,833.66**	36,085,243.34
行政收費及稅金附加費	**292,400.67**	334,210.29
暫收員工款	**2,005,242.03**	1,311,990.10
勞動保險	**1,208,250.77**	913,448.63
職工住房貨幣補貼	**19,276,096.54**	10,399,116.96
職工獎勵及福利基金	**2,460,141.54**	1,179,049.39
應付廣州醫藥集團有限公司款項	**25,468,086.39**	27,428,199.47
應付交通銀行廣州分行(代收款項)	**58,923,524.00**	122,438,765.67
經營者獎勵基金	**1,672,340.18**	2,328,249.35
暫估應付固定資產價款	**6,880,152.57**	12,560,604.18
其他	**10,365,613.63**	18,380,027.46
	191,144,199.01	265,572,457.79

(2) 其他應付款年末數中，欠持本公司5%(含5%)以上股份股東的款項是應付廣藥集團的款項25,468,086.39元。

24. 預提費用

項目	年末數	年初數
借款利息	**1,255,628.75**	1,242,290.73
租金	**1,836,899.84**	1,548,786.28
中介機構費用	**2,430,164.70**	2,150,000.00
廣告費	**3,835,218.44**	1,802,639.86
運輸費	**673,397.84**	533,009.96
水電費	**759,970.24**	—
其他	**3,428,821.77**	1,954,555.37
	14,220,101.58	9,231,282.20

預提費用年末數比年初數增加54.04%， 主要原因是本年末已實施但尚未結算的廣告相關費用增加。

六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

25. 一年內到期的長期負債

項目	年末數	年初數
信用借款	**50,000,000.00**	20,000,000.00
保證借款	—	27,680,000.00
	50,000,000.00	47,680,000.00

26. 長期借款

貸款單位	借款起止期	年末數	年初數
中國工商銀行廣州市第一支行	2004.01.05-2006.01.04	—	20,000,000.00
中國工商銀行廣州市第一支行	2004.07.08-2006.07.07	—	10,000,000.00
中國工商銀行廣州市第一支行	2004.08.05-2006.08.04	—	20,000,000.00
中國工商銀行廣州市十三行支行	2003.01.06-2006.01.02	—	59,500,000.00
		—	109,500,000.00

長期借款期末數比年初數減少109,500千元，主要原因是：本集團將截至本年末即將在一年內到期的長期借款50,000千元轉至「一年內到期的長期負債」項目反映；本集團本年度繼續加強資金管理及運用，提前償還了銀行借款。

27. 長期應付款

債權人	款項內容	年末數	年初數
廣州市財政局	國家股股利	**2,170,889.31**	2,170,889.31
廣西壯族自治區財政廳	股權轉讓價款	**2,264,426.47**	2,264,426.47
其他		**281,412.43**	584,696.78
		4,716,728.21	5,020,012.56



六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

28. 專項應付款

	年末數	年初數
政府撥給的科技基金	**45,758,891.04**	25,968,096.13
政府貼息	**3,286,905.00**	6,556,318.78
技術出口發展專項資金	**506,678.78**	645,757.00
GMP易地改造排汙費支出項目	**556,874.56**	640,000.00
	50,109,349.38	33,810,171.91

專項應付款年末數比年初數增加48.21%，主要原因是本集團屬下的廣州漢方現代中藥研究開發有限公司收到政府劃撥的中藥提取分離過程現代化工程研究科技基金15,000千元。

29. 股本

股東名稱	**年初數**	**本年增加數**	**本年減少數**	**年末數**
國家股	513,000,000.00	—	—	**513,000,000.00**
境內普通股	78,000,000.00	—	—	**78,000,000.00**
境外普通股	219,900,000.00	—	—	**219,900,000.00**
	810,900,000.00	—	—	**810,900,000.00**

本公司股本業經廣州羊城會計師事務所有限公司[2001]羊驗字第4526號驗資報告驗證。


GPC

六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

30. 資本公積

	年初數	本年增加數	本年減少數	年末數註
股本溢價	914,006,770.47	—	—	**914,006,770.47**
接受捐贈非現金資產準備	2,164,769.48	440,280.48	—	**2,605,049.96**(2)
接受現金捐贈	219,652.84	—	—	**219,652.84**
股權投資準備	215,256.10	18,900,519.82	—	**19,115,775.92**(1)
撥款轉入	17,869,114.37	1,334,850.00	—	**19,203,964.37**(3)
其他資本公積	191,531,969.00	2,396,680.01	—	**193,928,649.01**(4)
外幣資本折算差額	373,893.09	—	—	**373,893.09**
	1,126,381,425.35	23,072,330.31	—	**1,149,453,755.66**

資本公積本年增加23,072千元，主要包括：

(1) 廣州王老吉藥業股份有限公司在2005年增資擴股，新股東溢價入股產生資本公積，本公司根據所持股比而享有股權投資準備18,893千元；

(2) 本集團接受非現金資產捐贈而產生資本公積440千元；

(3) 本集團研究開發項目完成後，將政府部門專項撥款1,335千元由專項應付款結轉資本公積；

(4) 本集團將無需支付的款項2,397千元結轉資本公積。



六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

31. 盈餘公積

	年初數	本年增加數	本年減少數	年末數
法定盈餘公積	216,051,925.08	41,172,873.07	3,454,545.30	**253,770,252.85**
法定公益金	153,572,065.40	28,896,962.62	3,007,452.46	**179,461,575.56**
任意盈餘公積	105,844,905.71	26,647,658.28	3,454,545.30	**129,038,018.69**
減免稅轉入	4,973,493.07	—	—	**4,973,493.07**
	480,442,389.26	96,717,493.97	9,916,543.06	**567,243,340.17**

本年增加數主要反映按本年度淨利潤計提的盈餘公積。根據本集團董事會第三屆第21次會議決議，本公司本年度的法定盈餘公積和法定公益金分別按稅後利潤的10%和5%提取；本集團屬下的工業企業提取法定盈餘公積、法定公益金和任意盈餘公積的比例均為稅後利潤的10%；本集團屬下的商品流通企業則按稅後利潤的的10%提取法定盈餘公積和法定公益金，按稅後利潤的20%提取任意盈餘公積。

2005年3月，本公司屬下的廣州王老吉藥業股份有限公司接受新股東增資擴股。本公司由控股股東變更為共同控制股東，對該公司採用比例合併法核算，由此引起盈餘公積減少。

32. 未分配利潤

(1) 未分配利潤具體數字詳見附表三。

(2) 本集團的利潤分配政策詳見上述合併會計報表附註第五點的說明。

(3) 根據本集團2004年度派息方案，每股派發股息0.025元，按總股本810,900,000股計算，2005年派發2004年度股息合共20,272,500元。


GPC

六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

33. 主營業務收入

	本年累計數	上年累計數
(1) 製造及銷售	**2,141,675,546.01**	1,918,980,048.34
(2) 貿易		
批發	**6,345,287,623.97**	5,339,957,051.24
零售	**318,669,363.09**	278,829,765.91
進出口	**220,707,900.43**	170,546,723.85
	6,884,664,887.49	5,789,333,541.00
	9,026,340,433.50	7,708,313,589.34

本年度本集團前5名客戶銷售的收入總額為572,597.61千元，佔全部主營業務收入的6.34%。

34. 主營業務成本

	本年累計數	上年累計數
(1) 製造及銷售	**1,025,242,616.80**	913,873,690.79
(2) 貿易		
批發	**5,987,651,996.27**	5,017,472,309.13
零售	**254,472,428.57**	222,519,682.36
進出口	**205,607,290.53**	158,195,834.42
	6,447,731,715.37	5,398,187,825.91
	7,472,974,332.17	6,312,061,516.70

35. 主營業務稅金及附加

	本年累計數	上年累計數
營業稅	**330,591.43**	557,779.55
城市維護建設稅	**17,011,021.98**	16,157,433.46
教育費附加	**7,234,655.10**	6,982,199.89
其他	**37,642.30**	65,564.78
	24,613,910.81	23,762,977.68



六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元) *(續)*

36. 其他業務利潤

	本年累計數	上年累計數
(1) 其他業務收入		
資產出租	**38,439,132.25**	35,179,740.42
材料銷售	**1,179,133.28**	2,426,392.37
代理進出口手續費	**370,322.72**	808,543.96
加盟店收入	**358,055.79**	504,770.00
藥品上架費收入	**1,801,944.10**	1,270,174.85
商標費收入	**898,860.94**	—
諮詢費收入	**3,289,521.74**	6,025,372.16
其他	**4,793,912.00**	2,624,618.40
	51,130,882.82	48,839,612.16
(2) 其他業務支出		
資產出租	**333,802.26**	522,621.82
材料銷售	**857,670.11**	2,209,781.58
稅金及附加	**5,580,864.82**	6,370,121.98
其他	**1,057,014.22**	729,351.96
	7,829,351.41	9,831,877.34
其他業務利潤	**43,301,531.41**	39,007,734.82

37. 財務費用

	本年累計數	上年累計數
利息淨支出	**35,737,583.80**	28,489,449.02
匯兑損益	**(304,387.58)**	120,280.90
金融機構手續費	**7,665,275.35**	9,767,289.44
其他	—	(504,440.71)
	43,098,471.57	37,872,578.65


GPC

六. 合併會計報表主要項目附註(如無特別注明,貨幣單位均為人民幣元)*(續)*

38. 投資收益

	本年累計數	上年累計數
股票投資	—	759,370.43
債券投資	—	(610,416.07)
委託貸款收益	**(517,355.66)**	—
基金投資	—	1,519,857.39
聯營或合營公司分來利潤	**3,705,374.86**	588,950.94
股權投資權益法核算淨增減額	**(3,596,294.73)**	(5,606,623.16)
投資減值準備	**(7,659,480.00)**	(864,037.18)
股權投資處置收益	**4,674.88**	(522,942.99)
	(8,063,080.65)	(4,735,840.64)

投資收益本年數比上年數減少70.26%,主要原因是對在南方證券股份有限公司託管的國債投資計提減值準備7,659千元,詳見上述第2點「短期投資」的說明。

39. 營業外收入

	本年累計數	上年累計數
處理固定資產淨收益	**744,260.39**	319,588.41
出售廢料	**66,348.00**	106,612.10
罰款及滯納金收入	**114,005.09**	131,847.34
拆建補償收入	**490,216.73**	5,168,043.24
固定資產盤盈	**3,754,778.00**	—
其他	**1,024,904.10**	1,112,504.44
	6,194,512.31	6,838,595.53



六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

40. 營業外支出

	本年累計數	上年累計數
處理固定資產淨損失	**1,554,441.54**	3,501,684.15
資產減值準備	**1,114,672.07**	1,173,262.40
固定資產減值準備的回轉	**(6,642,181.93)**	—
捐贈	**1,460,141.69**	1,699,748.23
罰款及滯納金	**1,119,962.03**	3,460,024.60
計劃生育獎	**595,462.83**	529,902.76
違約金	—	7,429,418.74
贊助費	**676,228.88**	—
離職補償	**336,611.40**	—
其他	**209,487.63**	676,321.31
	424,826.14	18,470,362.19

營業外支出本年數比上年數減少97.70%，主要原因是本集團位於香港的物業因價值回升，本集團按評估價值高於賬面值的差額，轉回固定資產減值準備7,710千元，減去補計提的折舊影響數，影響本科目的發生額為6,642千元。

41. 非經常性損益

	本年累計數	上年累計數
處置長期股權投資及固定資產產生的損益	**(805,506.27)**	(3,705,038.73)
各種形式的政府補貼	**720,456.65**	588,921.00
短期投資損益	**(7,659,480.00)**	631,511.75
扣除計提的資產減值準備後的其他各項營業外支出	**1,052,367.46**	(7,276,408.52)
委託投資損益	**(517,355.66)**	—
以前年度已經計提各項減值準備的轉回	**6,642,181.93**	457,240.47
所得税影響數	**(553,380.03)**	983,268.09
少數股東損益影響數	**40,798.26**	442,510.49
	(1,079,917.66)	(7,877,995.45)

六. 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

42. 收到的其他與經營活動有關的現金

主要項目	金額 人民幣千元
營業外收入	2,440
利息收入	9,329
財政專項撥款	17,969
其他業務收入	49,825

43. 支付的其他與經營活動有關的現金

主要項目	金額 人民幣千元
使用現金支付的各項營業費用	412,684
使用現金支付的各項管理費用	252,450
財務費用－銀行手續費	7,665






七. 母公司會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)

1. 其他應收款

(1) 其他應收款年末餘額按賬齡分析如下：

	年末數			
賬齡	餘額	佔總額的比例	壞賬準備	計提比例
1年以內	5,777,788.87	3.45%	—	—
1~2年	5,098,010.89	3.04%	—	—
2~3年	33,870,656.54	20.23%	—	—
3~4年	50,644,000.00	30.25%	—	—
4~5年	21,498,596.76	12.84%	—	—
5年以上	50,544,562.54	30.19%	502,043.54	0.99%
	167,433,615.60	100.00%	502,043.54	0.30%


GPC

七. 母公司會計報表主要項目附註(如無特別注明,貨幣單位均為人民幣元)*(續)*

1. 其他應收款*(續)*

	年初數			
賬齡	餘額	佔總額的比例	壞賬準備	計提比例
1年以內	139,737,149.34	40.42%	—	—
1~2年	17,043,976.42	4.93%	—	—
2~3年	24,238,005.49	7.01%	—	—
3~4年	82,050,301.97	23.73%	—	—
4~5年	22,267,515.76	6.44%	—	—
5年以上	60,402,843.54	17.47%	502,043.54	0.83%
	345,739,792.52	100.00%	502,043.54	0.15%

上述其他應收款餘額中,持本公司5%(含5%)以上表決權股份股東的欠款是廣藥集團欠本公司的往來款4,344,000元。

2. 長期股權投資

被投資公司名稱	初始投資額	佔被投資公司股比	累計權益增減額	年末數
廣州星群(藥業)股份有限公司	125,322,318.71	88.99%	66,793,531.58	192,115,850.29
廣州中一藥業有限公司	156,209,321.79	90.36%	191,341,796.55	347,551,118.34
廣州陳李濟藥廠	117,310,759.19	100.00%	105,438,385.43	222,749,144.62
廣州漢方現代中藥研究開發有限公司	89,480,000.00	70.04%	(21,281,490.65)	68,198,509.35
廣州奇星藥廠	126,775,482.62	100.00%	55,501,731.50	182,277,214.12
廣州敬修堂(藥業)股份有限公司	101,489,814.94	88.40%	(7,961,002.08)	93,528,812.86
廣州潘高壽藥業股份有限公司	144,298,132.51	87.77%	15,767,805.02	160,065,937.53
廣州王老吉藥業股份有限公司	102,035,124.44	48.05%	65,275,896.46	167,311,020.90
廣州醫藥有限公司	230,189,155.53	90.09%	163,354,957.60	393,544,113.13



七. 母公司會計報表主要項目附註(如無特別注明,貨幣單位均為人民幣元)(續)

2. 長期股權投資(續)

被投資公司名稱	初始投資額	佔被投資公司股比	累計權益增減額	年末數
廣州市藥材公司	74,378,883.83	100.00%	(54,256,639.68)	20,122,244.15
廣州市醫藥進出口公司	18,557,328.73	100.00%	4,512,921.74	23,070,250.47
廣州拜迪生物醫藥有限公司	80,000,000.00	95.69%	(22,046,659.93)	57,906,132.27
廣州環葉製藥有限公司	15,331,246.76	59.70%	51,288.02	15,184,066.54
廣州廣藥盈邦營銷有限公司	3,888,713.99	51.00%	837,302.53	4,650,039.50
廣西盈康藥業有限公司	21,717,000.00	51.00%	(4,867,703.61)	16,800,080.16
金鷹基金管理有限公司	20,000,000.00	20.00%	(10,242,306.69)	9,757,693.31
暨華醫療器械責任有限公司	4,200,000.00	24.00%	(2,105,114.43)	2,094,885.57
廣州金申藥業有限公司	765,000.00	38.25%	(682,478.53)	82,521.47
中國光大銀行	10,725,000.00	—	—	10,725,000.00
南海市南方包裝有限公司	30,000,000.00	21.42%	—	30,000,000.00
國藥集團工業股份有限公司	8,000,000.00	10.00%	—	8,000,000.00
北京故宮宮苑文化發展有限公司	200,000.00	10.00%	—	200,000.00
合計	1,480,873,283.04		545,432,220.83	2,025,934,634.58

3. 投資收益

	本年累計數	上年累計數
股票投資	—	759,370.43
債券投資	—	(610,416.07)
委託貸款收益	**8,411,445.27**	—
基金投資	—	1,519,857.39
聯營或合營公司分來利潤	**3,383,850.00**	181,500.00
股權投資權益法核算淨增減額	**197,778,705.91**	62,165,947.35
投資減值準備	**(7,659,480.00)**	(1,037,300.00)
	201,914,521.18	62,978,959.10

八. 關聯方關係及其交易(續)

(2) 存在控制關係的關聯方的註冊資本(實收資本)及其變化

人民幣萬元

企業名稱	年初數	本年增加數	本年減少數	年末數
廣州醫藥集團有限公司	100,770	—	—	**100,770**
廣州星群(藥業)股份有限公司	7,717	—	—	**7,717**
廣州中一藥業有限公司	16,600	—	—	**16,600**
廣州陳李濟藥廠	9,400	1,885	—	**11,285**
廣州奇星藥廠	8,242	—	—	**8,242**
廣州敬修堂(藥業)股份有限公司	8,623	—	—	**8,623**
廣州潘高壽藥業股份有限公司	6,544	—	—	**6,544**
廣州醫藥有限公司	22,200	—	—	**22,200**
廣州市藥材公司	6,970	533	—	**7,503**
廣州市醫藥進出口公司	1,500	—	—	**1,500**
廣州環葉製藥有限公司	600	—	—	**600**
廣州漢方現代中藥研究開發有限公司	12,776	—	—	**12,776**
廣州拜迪生物醫藥有限公司	7,010	1,350	—	**8,360**
廣州廣藥盈邦營銷有限公司	1,841	—	—	**1,841**
廣西盈康藥業有限責任公司	3,188	—	—	**3,188**



八. 關聯方關係及其交易(續)

(3) 存在控制關係的關聯方所持股份及其變化

人民幣萬元

企業名稱	年初數		本年增加數		本年減少數		年末數	
	金額	%	金額	%	金額	%	金額	%
廣州醫藥集團有限公司	49,100	60.55	—	—	—	—	**49,100**	**60.55**
廣州星群(藥業)股份有限公司	6,867	88.99	—	—	—	—	**6,867**	**88.99**
廣州中一藥業有限公司	15,000	90.36	—	—	—	—	**15,000**	**90.36**
廣州陳李濟藥廠	9,400	100	1,885	—	—	—	**11,285**	**100**
廣州奇星藥廠	8,242	100	—	—	—	—	**8,242**	**100**
廣州敬修堂(藥業)股份有限公司	7,623	88.40	—	—	—	—	**7,623**	**88.40**
廣州潘高壽藥業股份有限公司	5,744	87.78	—	—	—	—	**5,744**	**87.78**
廣州醫藥有限公司	20,000	90.09	—	—	—	—	**20,000**	**90.09**
廣州市藥材公司	6,970	100	533	—	—	—	**7,503**	**100**
廣州市醫藥進出口公司	1,500	100	—	—	—	—	**1,500**	**100**
廣州環葉製藥有限公司	358	59.70	—	—	—	—	**358**	**59.70**
廣州漢方現代中藥研究開發有限公司	8,948	70.04	—	—	—	—	**8,948**	**70.04**
廣州拜迪生物醫藥有限公司	6,650	94.87	1,350	0.82	—	—	**8,000**	**95.69**
廣州廣藥盈邦營銷有限公司	9,388	51.00	—	—	—	—	**9,388**	**51.00**
廣西盈康藥業有限責任公司	1,626	51.00	—	—	—	—	**1,626**	**51.00**



八. 關聯方關係及其交易 *(續)*

(4) 存在共同控制關係的關聯方

企業名稱	註冊地址	主營業務	與本企業關係	經濟性質或類型	法定代表人
廣州王老吉藥業股份有限公司	廣州市白雲區江村橋頭側	生產及銷售	合營企業	股份有限公司	李祖澤
廣州聯傑電腦科技有限公司	廣州市荔灣區上九路82號7樓	計算機軟件開發及服務	合營企業	有限公司	譚麗卿

(5) 存在共同控制關係的關聯方的註冊資本(實收資本)及其變化

人民幣萬元

企業名稱	年初數	本年增加數	本年減少數	年末數
廣州王老吉藥業股份有限公司	10,638	9,838	—	**20,476**
廣州聯傑電腦科技有限公司	50	—	—	**50**

(6) 存在共同控制關係的關聯方所持股份及其變化

人民幣萬元

企業名稱	年初數		本年增加數		本年減少數		年末數	
	金額	%	金額	%	金額	%	金額	%
廣州王老吉藥業股份有限公司	9,838	92.48	—	—	—	44.4335	**9,838**	**48.0465**
廣州聯傑電腦科技有限公司	25	50	—	—	—	—	**25**	**50**



八. 關聯方關係及其交易*(續)*

(7) 關聯方交易

(1) 不存在控制關係的關聯方關係的性質

企業名稱	與本公司的關係
廣州白雲山僑光製藥有限公司	同一母公司
廣州白雲山明興製藥有限公司	同一母公司
廣州白雲山天心藥業股份有限公司	同一母公司
廣州白雲山何濟公製藥有限公司	同一母公司
廣州白雲山光華藥業股份有限公司	同一母公司
廣州白雲山和記黃埔中藥有限公司	同一母公司
廣州華南醫療器械有限公司	同一母公司
保聯拓展公司	同一母公司
廣州中富藥業有限公司	合營企業
廣州醫藥工業研究所	同一母公司
廣州白雲山中藥廠	同一母公司
廣州白雲山製藥總廠	同一母公司
廣州白雲山化學藥廠	同一母公司
廣州白雲山外用藥廠	同一母公司
廣州醫藥物資供應公司	同一母公司
廣州醫藥經濟拓展公司	同一母公司

本公司屬下的廣州王老吉藥業股份有限公司於2005年3月接受新股東增資擴股，本公司由控股股東變更為共同控制股東，下面所列示的與該公司的關聯交易為屬於該公司其他股東應佔的部分。



八. 關聯方關係及其交易（續）

(7) 關聯方交易（續）

(2) 採購貨物

公司名稱	本年累計數	人民幣千元 上年累計數
廣州白雲山僑光製藥有限公司	**40,260**	26,595
廣州白雲山明興製藥有限公司	**38,479**	22,484
廣州白雲山天心藥業股份有限公司	**37,468**	6,769
廣州白雲山何濟公製藥有限公司	**10,113**	2,439
廣州白雲山光華藥業股份有限公司	**69,722**	32,568
廣州華南醫療器械有限公司	**6**	—
保聯拓展公司	**160,840**	9,607
廣州中富藥業有限公司	**—**	108
廣州王老吉藥業股份有限公司	**26,310**	—
廣州白雲山和記黃埔中藥有限公司	**39,950**	1,744
廣州白雲山製藥總廠	**52,135**	155
廣州白雲山化學藥廠	**2,295**	—
廣州白雲山外用藥廠	**5,578**	2,089
廣州醫藥經濟拓展公司	**15**	—
	483,171	104,558

以上購貨業務均採用政府的定價或按政府規定的定價方法制定的交易價格進行。

(3) 銷售貨物

公司名稱	本年累計數	人民幣千元 上年累計數
廣州白雲山僑光製藥有限公司	**61,207**	47,021
廣州白雲山明興製藥藥有限公司	**13,227**	1,626
廣州白雲山天心藥業股份有限公司	**18,143**	18,537
廣州白雲山何濟公製藥有限公司	**1,487**	1,154
廣州白雲山光華藥業股份有限公司	**42,878**	3,692
廣州醫藥工業研究所	**2**	7
廣州王老吉藥業股份有限公司	**20,700**	—
廣州白雲山和記黃埔中藥有限公司	**17,715**	1,392
廣州白雲山製藥總廠	**24,443**	7,580
廣州白雲山化學藥廠	**20,430**	3,132
廣州白雲山外用藥廠	**1,763**	5
	221,995	84,146

以上銷售業務均採用政府的定價或按政府規定的定價方法制定的交易價格進行。



八. 關聯方關係及其交易(續)

(7) 關聯方交易(續)

(4) 應收應付款項

人民幣千元

	年末數	年初數
應收賬款：		
廣州白雲山僑光製藥有限公司	**26,468**	17,232
廣州白雲山明興製藥有限公司	**1,714**	739
廣州白雲山天心藥業股份有限公司	**1,842**	5,481
廣州白雲山何濟公製藥有限公司	**238**	432
廣州白雲山光華藥業股份有限公司	**2,895**	1,573
廣州王老吉藥業股份有限公司	**2,268**	—
廣州白雲山和記黃埔中藥有限公司	**1,777**	1,154
廣州白雲山製藥總廠	**4,224**	1,753
廣州白雲山化學藥廠	**1,208**	423
廣州白雲山外用藥廠	**170**	—
應付賬款：		
廣州白雲山僑光製藥有限公司	**1,632**	240
廣州白雲山明興製藥有限公司	**2,293**	274
廣州白雲山天心藥業股份有限公司	**206**	(87)
廣州白雲山何濟公製藥有限公司	**524**	106
廣州白雲山光華藥業股份有限公司	**740**	394
廣州華南醫療器械有限公司	**11**	—
保聯拓展公司	**49,750**	20,201
廣州中富藥業有限公司	**—**	42
廣州王老吉藥業股份有限公司	**148**	—
廣州白雲山製藥總廠	**10**	202
廣州白雲山外用藥廠	**292**	70
廣州白雲山和記黃埔中藥有限公司	**2,046**	621
廣州醫藥經濟拓展公司	**17**	—
其他應收款：		
廣州醫藥集團有限公司	**5,060**	6,312
廣州白雲山何濟公製藥有限公司	**—**	25
廣州華南醫療器械有限公司	**100**	100
保聯拓展有限公司	**7,993**	14,854
廣州聯傑電腦科技有限公司	**520**	—
其他應付款：		
廣州醫藥集團有限公司	**25,468**	27,428
廣州中富藥業有限公司	**1,235**	207
廣州王老吉藥業股份有限公司	**97**	—
廣州白雲山製藥總廠	**—**	101
廣州市醫藥物資供應公司	**3,000**	1,724
預付賬款：		
廣州白雲山和記黃埔中藥有限公司	**197**	—
預收賬款：		
廣州白雲山僑光製藥有限公司	**22**	30
廣州白雲山明興製藥有限公司	**279**	48
廣州白雲山何濟公製藥有限公司	**91**	24
廣州白雲山光華藥業股份有限公司	**1**	1
廣州白雲山化學藥廠	**—**	36
廣州白雲山和記黃埔中藥有限公司	**300**	18
廣州王老吉藥業股份有限公司	**176**	—



八. 關聯方關係及其交易（續）

(7) 關聯方交易（續）

(5) 提供或接受勞務

項目	註	本年累計數	人民幣千元 上年累計數
職工住房服務費	1	**310**	480
綜合服務費	2	**860**	910
		1,170	1,390

註：

1 *根據本集團與廣藥集團於1997年9月1日簽訂的職工住房服務合同，以及於1997年12月31日所發出的補充通告，廣藥集團同意為本集團的員工繼續提供職工住房。本集團按照上述職工住房賬面淨值的6%支付服務費。上述職工住房服務合同將於2007年12月31日期滿。*

2 *根據本集團與廣藥集團於1997年9月1日簽訂的綜合服務合同，廣藥集團為本集團提供若干福利設施，本集團負責經營、管理及維修這些福利設施，並按照截至1997年末止這些福利設施的累計折舊厘定服務費，服務費每年按上年度水平的10%遞增。此綜合服務合同將於2007年12月31日期滿。*

(6) 租賃

根據本集團與廣藥集團於1997年9月1日簽訂的租賃協議及辦公樓租賃協議，本集團租用廣藥集團若干樓宇作倉庫及辦公樓用途，其中辦公樓租賃協議為期3年，期滿續租，每年支付固定租金（參考廣州市房地產管理局制定的標準租金進行調整）；其餘物業租賃協議將於2007年9月1日期滿，以及按實際使用量支付公用設施和其他雜項費用。

根據本集團與廣藥集團於2004年2月6日簽訂的辦公樓租賃協議，本集團租用廣藥集團沙面北街45號後座，每年支付固定租金（參考廣州市房地產管理局制定的標準租金進行調整），租期為預付租金抵扣完畢為止。

本集團公司本年度應向廣藥集團支付上述租金3,450千元（上年度：3,871千元）。


GPC

八. 關聯方關係及其交易*(續)*

(7) 關聯方交易*(續)*

(7) 許可協議

根據本集團與廣藥集團於1997年9月1日簽訂的商標許可協議，本集團於商標許可協議簽訂日起計10年內可使用38個廣藥集團擁有的商標，並按照本集團的銷售淨額的千分之一支付商標使用費。此商標許可協議將於2007年9月1日期滿。本集團本年度應向廣藥集團支付上述商標許可使用費12,230千元(上年度：7,618千元)。

(8) 預付租金

根據本集團與廣藥集團於1998年8月28日簽訂的協議書，廣藥集團同意本集團租用其擴建的新辦公大樓的部分場地。本集團支付的租金按當時的市場租賃價格折讓38%計算。由於廣藥集團需要資金進行辦公樓擴建工程，本集團已根據上述協議書的規定向廣藥集團預付租金6,000千元。廣藥集團承諾該款項僅用於辦公樓的建設，並可抵扣應付的辦公樓租金。租賃年期為預付租金完全抵扣為止，截至2005年12月31日止，預付租金餘額為4,344千元。

九. 或有事項

(1) 集團

截止2005 年12 月31 日，本集團不存在任何對外擔保。

(2) 公司

截止2005 年12 月31 日，本公司對控股子公司提供如下擔保：

人民幣千元

被擔保單位名稱	擔保事項	金額	期限
廣州醫藥有限公司	流動資金借款	413,000	1年
廣州市藥材公司	流動資金借款	19,000	1年
廣州市醫藥進出口公司	流動資金借款	10,000	1年
合計		442,000	



十. 承諾事項

截至2005年12月31日止，本集團的重要承諾事項如下：

項目	本年數	人民幣千元 上年數
已簽約未支付的工程及設備支出	**61,448**	24,836
已簽約未支付的租賃支出	**84,928**	78,848

十一. 資產負債表日後事項中的非調整事項

1. 根據本公司於2006年3月14日對外公佈股權分置改革方案，以及2006年3月24日作出的修改股權分置改革方案的公告，本公司的非流通股股東同意向A股流通股股東支付對價，以換取本公司所有非流通股股份在A股市場的流通權。具體方案為：A股流通股股東每持有10股流通A股將獲得3股股票的對價。支付完成後，公司非流通股股東持有的非流通股股份即獲得A股市場的上市流通權。上述股權分置方案尚未經本公司非流通股東投票通過，本公司股東大會尚未對此進行表決。

2. 截止至2006年2月28日，本集團收回應收保聯拓展有限公司的款項共7,096,146.08港元，存放於中國銀行香港分行港幣戶。

3. 經本公司董事會建議,2005年度的利潤分配方案中股利分配方案是：2005年度每股擬派發股息0.07元，按總股本810,900,000股計算，合共派發利息 56,763,000元。

十二. 債務重組事項

本報告期內，本集團沒有發生重大債務重組事項。

十三. 非貨幣性交易

本報告期內，本集團沒有發生重大非貨幣性交易事項。

十四. 上年比較數據

為了方便作出比較，本公司對報表注釋上年數據的某些項目進行了重新分類。


GPC

十五. 會計報表數據變動項目分析

於2005年12月31日及2004年12月31日，比較合併資產負債表各科目金額變動幅度超過30%，且該科目金額佔本集團2005年12月31日淨資產額5%以上的項目及合併利潤表各科目金額變動幅度超過30%，且該科目佔本集團2005年度利潤總額10%以上的項目變動列示如下：

人民幣千元

項目	2005年 12月31日	2004年 12月31日	差異變動 金額	變動幅度(%)
應收票據(註1)	**331,754**	185,210	146,544	79.12
在建工程(註2)	**159,910**	119,645	40,265	33.65
項目	**2005年度**	**2004年度**	**金額**	**變動幅度(%)**
投資活動產生的現金流量淨額(註3)	**(118,036)**	(255,871)	137,835	53.87
籌資活動產生的現金流量淨額(註4)	**(291,930)**	119,777	(411,707)	(343.73)

註：

1 *應收票據年末數比年初數增加79.12%，主要原因是本集團業務量增加，採用票據結算的業務隨之增多。*

2 *在建工程年末數比年初數增加33.65%，主要原因是本集團增加漢方從化基地建設工程投入21,144千元；增加了對狂犬病疫苗工程的投入8,646千元，星群新增口服液擴產項目5,688千元，星群顆粒劑擴產GMP改造工程4,188千元。*

3 *投資活動產生的現金流量淨額比上年增加53.87%，主要原因是本年度本集團購建固定資產的支出比上年度減少184,334千元。*

4 *籌資活動產生的現金流量淨額比上年減少343.73%，主要原因是本集團本年累計淨償還銀行借款207,562千元。*








十六. 按中國會計準則及制度與按香港普遍採納之會計原則編製的會計報表之間的差異

	說明	2005年12月31日 人民幣千元	2004年12月31日 人民幣千元
按中國會計準則及制度編製之淨資產		**2,621,437**	2,440,230
資本化之無形資產	1	**37,367**	48,125
固定資產重估價值差異	2	**128,522**	130,833
遞延政府補貼收入	3	**(4,259)**	(3,243)
過渡性醫療保險計提差異	4	**(53,586)**	(61,306)
遞延税款之淨影響	5	**10,822**	5,981
商譽評估減值	6	**(1,791)**	—
少數股東權益差異	11	**(15,389)**	(15,028)
按香港普遍採納之會計原則編製之公司權益持有人應佔資本及儲備		**2,723,123**	2,545,592

	說明	2005 人民幣千元	2004 人民幣千元
按中國會計準則及制度編製之淨利潤		**184,482**	55,292
無形資產之攤銷	1	**(10,382)**	(10,446)
固定資產重估增值部分所計提之折舊	2	**(1,975)**	(1,975)
需通過利潤表確認之政府補貼收入	3	**452**	361
過渡性醫療保險計提差異	4	**6,017**	5,476
遞延税款之淨影響	5	**4,841**	(6,727)
商譽評估減值	6	**(1,791)**	—
子公司由於吸取外部投資而引起的負商譽	7	**19,819**	—
需通過利潤表支銷之職工獎勵及福利基金計提	8	**(6,074)**	(2,693)
確認由於子公司少數股東股權攤薄而產生之損失		**—**	(1,908)
確認核銷長期未支付之應付款項	9	**2,397**	5,113
需通過利潤表確認之接受非現金的捐贈收入	10	**440**	—
少數股東權益的變動差異	11	**(422)**	336
按香港普遍採納之會計原則編製之公司權益持有人應佔盈利		**197,804**	42,829

十六. 按中國會計準則及制度與按香港普遍採納之會計原則編製的會計報表之間的差異 *(續)*

差異說明：

1. 此項目乃職工住房改造款，為2000年廣州藥業及其附屬企業(合稱「本集團」)職工向本集團購買職工住房發生之房改損失。按香港普遍採納之會計原則，此項損失視為無形資產，按職工的平均剩餘服務年限，即十年，按直線法平均攤銷。按中國會計準則及制度，相關損失調整當年年初未分配利潤。

2. 本集團在1997年H股上市時， 本集團資產由一國際評估師進行重估，該重估增值已反映於按香港普遍採納之會計原則編製之賬目中，而不被反映在按中國會計準則及制度編製之賬目中。按香港普遍採納之會計原則計提的折舊數是按經重估後的價值為基準，所以計提數大於按中國會計準則及制度計提的折舊。

3. 本集團在按中國會計準則及制度編製的賬目中形成固定資產的政府撥款確認為資本公積，而按香港普遍採納之會計原則編製的賬目中，該等補助收入遞延，並於有關資產之預計可用年限以直線法計入損益表。

4. 於2001年12月1日，根據廣州市人民政府頒佈的《廣州市城鎮職工基本醫療保險試行辦法》，本集團參加了由廣州市人民政府統籌的醫療保險計劃。按香港普遍採納之會計原則要求，就退休及將退休職工過往的服務之醫療保險均應作為以前年度之費用，而在按中國會計準則及制度編製的賬目中，此項醫療保險將在其實際支付時確認為費用。香港普遍採納之會計原則不採納現金收付實現制。

5. 本集團在按中國會計準則及制度編製的賬目中未計提遞延稅款，而在按香港普遍採納之會計原則編製的賬目中，採用負債法就所有之短暫時差作全數撥備遞延稅款負債，就有可能將未來應課稅盈利與可動用之短暫時差抵消確認遞延稅款資產。

6. 按中國會計準則及制度編製的賬目中，商譽按直線法進行攤銷。而按香港普遍採納之會計原則，商譽應於每年或在有跡象顯示出現耗蝕時進行測試，任何減值直接確認於損益表中。

7. 本集團一子公司由於向第三方增發股份而攤薄了本公司在該子公司的股權。由於該資本交易而使本集團產生的盈餘，按中國會計準則及制度編製的賬目是計入資本公積，而按香港普遍採納之會計原則編製之賬目是通過損益表進行確認。

8. 此項差異為在按中國會計準則及制度編製的賬面中於稅後利潤計提之職工福利基金。而按香港普遍採納之會計原則編製之賬目中，該等職工福利及獎勵基金於當期損益表中支銷。

9. 本集團在按中國會計準則及制度編製的賬目中將應付賬項的核銷確認為資本公積。而按香港普遍採納之會計原則編製之賬目中，該等應付賬項的核銷於損益表中確認，並由稅後利潤轉撥至資本公積

10. 本集團在按中國會計準則及制度編製的賬目中將接收非現金的捐贈確認為資本公積。而按香港普遍採納之會計原則編製之賬目中，該等非現金的捐贈於損益表中確認，並由稅後利潤轉撥至資本公積。

11. 由於上述調整使按香港普遍採納之會計原則與中國會計準則及制度計算之淨利潤/股東應佔盈利存在差異，因而引致少數股東權益發生差異。



致：廣州藥業股份有限公司全體股東
(於中華人民共和國成立之股份有限公司)

本核數師已完成審核第131至第191頁之財務報表，該等財務報表乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

編製真實兼公平之財務報表乃貴公司董事之責任。在編製該等真實兼公平之財務報表時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等財務報表出具獨立意見，並僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之香港審核準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評審董事於編製財務報表時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等財務報表是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等財務報表所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之財務報表足以真實兼公平地顯示貴公司與貴集團於二零零五年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之盈利及現金流量，並按照香港《公司條例》需予公佈資料之規定妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零六年三月三十一日



綜合資產負債表

二零零五年十二月三十一日結算
(按香港普遍採納會計原則編製)

	附註	於十二月三十一日 二零零五年 人民幣千元	二零零四年 人民幣千元 經重列
資產			
非流動資產			
物業、機器及設備	6	**1,542,068**	1,589,355
投資物業	7	**8,712**	8,712
土地使用權	8	**134,691**	140,202
無形資產	9	**49,506**	57,546
聯營公司權益	11	**4,854**	6,066
可供出售財務資產	13	**61,994**	—
投資證券	14	**—**	64,863
遞延所得税資產	24	**53,345**	49,155
		1,855,170	1,915,899
流動資產			
存貨	15	**1,148,569**	1,077,959
貿易及其他應收款	16	**1,683,197**	1,518,633
按公平值透過損益列賬的財務資產	17	**10,903**	—
買賣證券	18	**—**	18,562
銀行及現金餘額	19	**618,581**	882,385
		3,461,250	3,497,539
總資產		**5,316,420**	5,413,438
權益			
本公司權益持有人應佔資本及儲備			
股本	20	**1,592,034**	1,592,034
其他儲備	21	**989,014**	880,427
保留盈利			
一擬派末期股息	33	**56,763**	20,273
一其他		**85,312**	52,858
		2,723,123	2,545,592
少數股東權益		**201,707**	212,287
總權益		**2,924,830**	2,757,879



綜合資產負債表

二零零五年十二月三十一日結算
（按香港普遍採納會計原則編製）

	附註	於十二月三十一日 二零零五年 人民幣千元	 二零零四年 人民幣千元 經重列
負債			
非流動負債			
貸款	23	**—**	109,500
遞延所得稅負債	24	**42,522**	43,174
僱員福利	25	**46,203**	52,852
		88,725	205,526
流動負債			
貿易及其他應付款	22	**1,359,720**	1,430,214
當期所得稅負債		**25,360**	34,680
貸款	23	**917,785**	985,139
		2,302,865	2,450,033
總負債		**2,391,590**	2,655,559
總權益及負債		**5,316,420**	5,413,438
流動資產淨值		**1,158,385**	1,047,506
總資產減流動負債		**3,013,555**	2,963,405

周躍進
董事

謝彬
董事

第137至第191頁的附註為財務報表的整體部分。


GPC

資產負債表

二零零五年十二月三十一日結算
(按香港普遍採納會計原則編製)

	附註	於十二月三十一日 二零零五年 人民幣千元	二零零四年 人民幣千元
資產			
非流動資產			
物業、機器及設備	6	**24,613**	21,949
無形資產	9	**972**	1,215
附屬公司投資	10	**1,413,712**	1,477,475
聯營公司投資	11	**2,179**	3,273
共同控制實體投資	12	**102,035**	—
可供出售財務資產	13	**58,683**	—
投資證券	14	**—**	64,739
		1,602,194	1,568,651
流動資產			
其他應收款	16	**638,420**	433,873
按公平值透過損益列賬的財務資產	17	**10,903**	—
買賣證券	18	**—**	18,562
銀行及現金餘額	19	**90,103**	201,801
		739,426	654,236
總資產		**2,341,620**	2,222,887
權益			
本公司權益持有人應佔資本及儲備			
股本	20	**1,592,034**	1,592,034
其他儲備	21	**580,113**	551,042
保留盈利			
— 擬派末期股息	33	**56,763**	20,273
— 其他		**57,943**	31,596
總權益		**2,286,853**	2,194,945
負債			
流動負債			
其他應付款	22	**54,767**	27,942
總權益及負債		**2,341,620**	2,222,887

周躍進 　　　　**謝彬**
董事 　　　　*董事*

第137至第191頁的附註為財務報表的整體部分。



綜合損益表

截至二零零五年十二月三十一日止年度
(按香港普遍採納會計原則編製)

	附註	於十二月三十一日 二零零五年 人民幣千元	 二零零四年 人民幣千元
銷售	5	**9,026,340**	7,709,565
售出貨品成本	26	**(7,472,974)**	(6,313,633)
毛利		**1,553,366**	1,395,932
其他收益一淨額	28	**91,594**	65,146
銷售及推廣成本	26	**(616,821)**	(557,377)
行政費用	26	**(641,365)**	(666,716)
其他經營開支		**(16,459)**	(27,555)
經營盈利		**370,315**	209,430
融資成本	29	**(53,610)**	(47,194)
應佔聯營公司虧損	11	**(1,212)**	(561)
除所得稅前盈利		**315,493**	161,675
所得稅	30	**(107,771)**	(110,295)
年度盈利		**207,722**	51,380
應佔：			
本公司權益持有人	31	**197,804**	42,829
少數股東權益		**9,918**	8,551
		207,722	51,380
年內本公司權益持有人應佔盈利的每股盈利 (以每股人民幣計)			
一基本與攤薄	32	**0.244**	0.053
股息	33	**56,763**	20,273

第137至第191頁的附註為財務報表的整體部分。

綜合權益變動表

截至二零零五年十二月三十一日止年度
(按香港普遍採納會計原則編製)

	附註	本公司權益持有人應佔 股本 人民幣千元	 其他儲備 人民幣千元	 保留盈利 人民幣千元	少數 股東權益 人民幣千元	 總權益 人民幣千元
二零零四年一月一日結餘，						
如前呈報為權益		1,592,034	814,035	145,348	—	2,551,417
二零零四年一月一日結餘，						
如前獨立呈報為						
少數股東權益		—	—	—	182,627	182,627
二零零四年一月一日結餘，						
經重列		1,592,034	814,035	145,348	182,627	2,734,044
年度盈利		—	—	42,829	8,551	51,380
二零零三年股息		—	—	(48,654)	(9,987)	(58,641)
轉撥		—	66,392	(66,392)	—	—
少數股東權益 — 企業合併		—	—	—	4,768	4,768
少數股東權益 —資本投入		—	—	—	26,328	26,328
二零零四年十二月三十一日結餘		1,592,034	880,427	73,131	212,287	2,757,879
二零零五年一月一日結餘(如上)		1,592,034	880,427	73,131	212,287	2,757,879
年度盈利		—	—	197,804	9,918	207,722
二零零四年股息	33	—	—	(20,273)	(9,783)	(30,056)
轉撥		—	98,684	(98,684)	—	—
一由於對附屬公司股權攤薄而產生的影響(股權攤薄而後公司成為共同控制實體)(註 12)		—	9,903	(9,903)	(10,715)	(10,715)
二零零五年十二月三十一日結餘		1,592,034	989,014	142,075	201,707	2,924,830

第137至第191頁的附註為財務報表的整體部分。



綜合現金流量表

截至二零零五年十二月三十一日止年度
(按香港普遍採納會計原則編製)

	附註	於十二月三十一日 二零零五年 人民幣千元	 二零零四年 人民幣千元
營運活動的現金流量			
營運產生的現金	34	**238,886**	297,072
已付利息		**(51,211)**	(47,997)
已付所得稅		**(121,933)**	(113,714)
營運活動產生的淨現金		**65,742**	135,361
投資活動的現金流量			
收購附屬公司，扣除購入的現金		**—**	(2,150)
出售合營企業收到的現金		**—**	6,000
購入聯營公司之權益		**—**	(1,795)
出售聯營公司之權益		**—**	181
購入物業、機器及設備		**(31,693)**	(71,609)
在建工程支出		**(93,597)**	(232,602)
出售物業、機器及設備所得款	34	**1,230**	1,011
購入無形資產		**(500)**	—
政府補貼所得款		**28,721**	13,822
購入買賣證券		**—**	(10,000)
購入可供出售財務資產		**(200)**	—
出售買賣證券所得款		**—**	41,413
購入投資證券		**—**	(881)
出售投資證券所得款		**—**	277
出售一家附屬公司部分股權收取的定金		**—**	8,880
關聯方償還貸款		**—**	2,931
已收利息		**10,522**	9,326
已收股息		**3,405**	8,403
投資活動所用淨現金		**(82,112)**	(226,793)
融資活動的現金流量			
少數股東資本投入		**62,627**	3,265
借貸所得款		**1,341,918**	1,256,482
償還貸款		**(1,621,923)**	(1,044,178)
向本公司股東支付股息	33	**(20,273)**	(48,654)
向少數股東支付股息		**(9,783)**	(9,987)
融資活動(所用)/產生的淨現金		**(247,434)**	156,928
銀行及現金餘額淨(減少)/增加		**(263,804)**	65,496
年初銀行及現金餘額		**882,385**	816,889
年終銀行及現金餘額	19	**618,581**	882,385

第137至第191頁的附註為財務報表的整體部分。



1. 一般資料

廣州藥業股份有限公司(「本公司」)是於一九九七年九月一日在中華人民共和國(「中國」)成立的股份有限公司。本公司的H股於一九九七年十月三十日在香港聯合交易所有限公司上市，其A股則於二零零一年二月六日在上海證券交易所上市。本公司及其附屬公司(統稱「本集團」)主要從事中成藥製造，西藥、中成藥及各種醫療儀器的批發、零售及進出口業務，以及中藥材的批發及零售。

註冊及辦公地址為中國廣東省廣州市沙面北街45號。

綜合財務報表已經由董事會在二零零六年三月三十一日批准刊發。

2. 重要會計政策摘要

編制本財務報表採用的主要會計政策載於下文。除另有説明外，此等政策在所呈報的所有年度內貫徹應用。

2.1 編製基準

本集團的財務報表是按照香港普遍採納之會計原則編製，並符合香港財務報告準則(「財務準則」)。財務報表已按照歷史成本法編製，並就若干物業、可供出售財務資產、按公平值透過損益列賬的財務資產和財務負債的重估均按公平值列賬而作出修訂。

編製符合財務準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本公司會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇，或涉及對財務報表屬重大假設和估算的範疇，在附註4中披露。

採納新訂 / 經修訂財務準則

在二零零五年，本集團採納下列與其業務相關的新訂/經修訂財務準則及詮釋。二零零四年的比較數字已按有關之規定作出修訂。



2. 重要會計政策摘要(續)

2.1 編製基準(續)

會計準則1	財務報表之呈報
會計準則2	存貨
會計準則7	現金流量表
會計準則8	會計政策、會計估算更改及錯誤更正
會計準則10	結算日後事項
會計準則12	所得税
會計準則14	分部資料
會計準則16	物業、機器及設備
會計準則17	租賃
會計準則18	收益
會計準則19	僱員福利
會計準則20	政府補貼的會計處理和對政府資助的披露
會計準則21	匯率變更之影響
會計準則23	借貸成本
會計準則24	關聯方披露
會計準則27	綜合及獨立財務報表
會計準則28	聯營公司投資
會計準則31	合營公司權益
會計準則32	金融工具:披露及呈報
會計準則33	每股盈利
會計準則36	資產減值
會計準則38	無形資產
會計準則39	金融工具:確認及計量
會計準則39修改	財務資產和財務負債的過渡和初步確認
會計準則40	投資物業
會計準則-詮釋21	所得税-經重估非折舊資產的收回
財務準則3	企業合併

採納新訂/經修訂會計準則1,2,7,8,10,12,14,16,18,19,20,21,23,24,27,28及33並無導致本集團的會計政策出現重大變動。總括而言:

— 會計準則1影響少數股東權益、應佔聯營公司税後業績及其他披露的呈報形式。

— 會計準則2,7,8,10,12,14,16,18,19,20,23,27,28及33對本集團的政策並無重大影響。

— 會計準則21對本集團政策並無重大影響。本集團每個綜合實體的功能貨幣已根據經修訂準則的指引重新計值。本集團所有實體就各有關實體財務報表之功能貨幣與其列賬貨幣相同。

— 會計準則24影響關聯方的確認和若干其他關聯方披露。

2. 重要會計政策摘要(續)

2.1 編製基準(續)

採納經修訂會計準則17導致會計政策改變，涉及將租賃土地及土地使用權由物業、機器及設備重新分類為營運租賃。就租賃土地及土地使用權作出的首期預付款在租賃期間以直線法於損益表支銷，或如有減值，將減值在損益表支銷。在以往年度，土地使用權按成本減累計攤銷及累計減值列賬。

本集團採用會計準則 31「合營企業權益」下的比例綜合法，將其在共同控制實體的權益記賬。在以往年度，本集團在共同控制實體的權益以權益法記賬。採用會計準則 31下的比例綜合法構成會計政策的改變。

採納會計準則 32及 39導致會計政策改變，涉及按公平值透過損益記賬的財務資產及可供出售財務資產的分類。

採納經修訂會計準則40導致會計政策改變，其中公平值的變動在損益表中記錄為其他收益的一部份。在以往年度，公平值的增加撥入投資物業重估儲備。公平值的減少首先與組合基準早前估值的增加對銷，餘額在損益表支銷。

採納經修訂會計準則－詮釋21導致會計政策改變，涉及重估投資物業產生的遞延稅項負債的計量。此等遞延稅項負債按照透過使用該資產而可收回的賬面值所得的稅務後果為基準計量。在以往年度，該資產的賬面值預期可透過出售收回。

採納財務準則3、會計準則36及會計準則 38導致商譽的會計政策改變。在二零零四年十二月三十一日以前，商譽為：

— 按5至15年不等期間以直線法攤銷；及

— 在每個結算日就減值跡象作出評估。

根據財務準則3的規定(附註 2.8)：

— 本集團由二零零五年一月一日起停止攤銷商譽；

— 於二零零四年十二月三十一日的累計攤銷已經對銷，並相應減少商譽成本；

— 由截至二零零五年十二月三十一日止年度起，商譽每年以及出現減值跡象時進行減值測試。



2. 重要會計政策摘要(續)

2.1 編製基準(續)

本集團已根據會計準則38的條文重新評估其無形資產的可使用年期。重新評估後並無導致任何調整。

本集團已根據各有關準則的過渡條文對會計政策作出所有變更(如使用)。本集團採納所有準則均需要追溯應用,惟以下除外:

— 會計準則39—此準則不容許追溯確認、不確認及計量財務資產及負債。本集團對二零零四年比較資料的證券投資,應用以前的會計實務準則24「證券投資的會計處理」。會計實務準則24與會計準則 39 之間的會計差異所需的調整在二零零五年一月一日確認及匣定。

— 會計準則40—由於本集團已採納公平值模式,因此本集團無須重列比較資料,任何調整須對二零零五年一月一日的保留盈利作出,包括就投資物業而在重估儲備的任何金額重新分類。

— 財務準則3—於採納後始應用。

(i) 採納經修訂會計準則17導致:

	於十二月三十一日	
	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
物業、機器及設備減少	**134,691**	140,202
土地使用權增加	**134,691**	140,202

(ii) 採納會計準則31導致:

	於十二月三十一日	
	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
共同控制實體權益減少	**172,496**	—
其他非流動資產增加	**61,069**	—
流動資產增加	**140,566**	—
非流動負債增加	**4,547**	—
流動負債增加	**24,592**	—



2. 重要會計政策摘要(續)

2.1 編製基準(續)

(ii) 採納會計準則31導致:(續)

	截至十二月三十一日止年度	
	二零零五年	二零零四年
	人民幣千元	人民幣千元
應佔共同控制實體盈利減少	**28,833**	—
收入增加	**245,431**	—
費用增加	**(216,598)**	—

(iii) 採納財務準則3及會計準則38導致:

	於二零零五年十二月三十一日
	人民幣千元
無形資產增加	108
保留盈利增加	108

	截至二零零五年十二月三十一日止年度
	人民幣千元
行政費用減少	108
每股基本與攤薄盈利增加	0.0001

(iv) 採納會計準則 39導致:

	於二零零五年十二月三十一日
	人民幣千元
可供出售財務資產增加	61,996
投資証券減少	61,996
按公平值透過損益列賬的財務資產增加	10,903
買賣證券減少	10,903

採納會計準則17、31、39及40與會計準則—詮釋21對每股基本盈利及每股攤薄盈利並無影響。

採納會計準則 17、31、38、39及40與會計準則—詮釋21及財務準則3對二零零四年一月一日的期初保留盈利並無影響。



2. 重要會計政策摘要(續)

2.1 編製基準(續)

未生效的準則、已公佈準則的詮釋和修訂

從二零零六年一月一日開始及以後的會計年度，集團必須實行已公布的某些新的準則和現行準則的詮釋與修訂，具體如下：

- 會計準則 19 (修訂)，僱員福利 (從二零零六年一月一日開始生效)
- 會計準則 39 (修訂)，預測集團間交易之現金流量對沖會計法(從二零零六年一月一日開始生效)
- 會計準則 39 (修訂)，公平價值衡量之選擇權(從二零零六年一月一日開始生效)
- 會計準則 39 及財務準則 4 (修訂)，財務擔保合同(從二零零六年一月一日開始生效)
- 財務準則 1 (修訂)，首次採用香港財務報告準則，及財務準則 6 (修訂)，礦物資源的開採及估價(從二零零六年一月一日開始生效)
- 財務準則 6，礦物資源的開採及估價(從二零零六年一月一日開始生效)
- 財務準則 7，金融工具：披露，補充修訂會計準則1，財務報告之呈報－資本披露(從二零零七年一月一日開始生效)
- 財務準則－詮釋4，厘定一項安排是否包含租賃(從二零零六年一月一日開始生效)
- 財務準則－詮釋5，對拆卸、復原及環境復修基金權益的權利(從二零零六年一月一日開始生效)
- 財務準則(國際財務報告準則詮釋)－詮釋 6，參與特殊市場－電器及電子設備廢料－產生的負債(從二零零五年十二月一日生效)

以上新準則和現行準則的詮釋與修訂，有些與本集團的運營不相關，對於與本集團相關的，本集團沒有提早採納，但管理層目前正在評估對本集團運營的影響。



2. 重要會計政策摘要(續)

2.2 綜合財務報表

綜合財務報表包括截至十二月三十一日止本公司及其所有附屬公司的財務報表。

(a) 附屬公司

附屬公司指本集團有權管控其財政及營運政策而控制所有實體，一般附帶超過半數投票權的股權。在評定本集團是否控制另一實體時，目前可行使或可兌換的潛在投票權的存在及影響均予考慮。

附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

會計收購法乃用作本集團收購附屬公司的入賬方法。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以彼等於收購日期的公平值計量，而不論任何少數股東權益的數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公平值，該差額直接在損益表確認(見附註2.8)。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，於附屬公司之投資按成本值扣除減值虧損撥備列賬。附屬公司之業績由本公司按已收及應收股息入賬。









GPC

2. 重要會計政策摘要(續)

2.2 綜合財務報表(續)

(b) 聯營公司

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%－50%投票權的股權。聯營公司投資以權益會計法入賬，初始以成本確認。本集團於聯營公司之投資包括收購時已識辨的商譽(扣除任何累計減值虧損)(見附註 2.8)。

本集團應佔收購後聯營公司的盈利或虧損於損益表內確認，而應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其他無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現收益按集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，於聯營公司之投資按成本值扣除減值虧損撥備列賬。聯營公司之業績由本公司按已收及應收股息入賬。

(c) 合營企業

本集團在共同控制實體的權益按比例綜合法入賬。本集團將其應佔共同控制實體的個別收入和費用、資產和負債以及現金流量，分別按本集團財務報表中相類似的項目以線對線基準合併。本集團對向共同控制實體出售資產中其他合營方應佔的盈虧部份確認入賬。本集團不確認本集團向共同控制實體購入資產而產生之應佔共同控制實體盈虧，除非其已將資產轉售予第三方。然而，若有關虧損證明流動資產的可變現淨值減少或出現減值虧損，交易虧損實時確認。

在本公司之資產負債表內，於共同控制實體之投資按成本值扣除減值虧損撥備列賬。共同控制實體之業績由本公司按已收及應收股息入賬。


GPC

2. 重要會計政策摘要(續)

2.3 分部報告

業務分部指從事提供產品或服務的一組資產和業務，而產品或服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務的風險和回報與在其他經濟環境中營運的分部的不同。

2.4 外幣匯兌

(a) 功能和列賬貨幣

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。財務報表以人民幣呈報，人民幣為本公司的功能及列賬貨幣。

(b) 交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。結算此等交易產生的匯兌盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兌盈虧在損益表確認。

2.5 物業、機器及設備

物業、機器及設備按歷史成本減折舊和減值虧損列賬。歷史成本包括直接收購與有關的開支。

其後成本只有在與該項目有關的未來經濟利益有可能流入本集團，而該項目的成本能可靠計量時，才包括在資產的賬面值或於適用情況下確認為獨立資產。所有其他維修及保養在產生的財政期間內於損益表支銷。

物業、機器及設備的折舊採用以下的估計可使用年期將成本按直線法分攤至剩餘價值計算：

樓宇	15－50年
廠房、機器及設備	4－18年
車輛及辦公設備	5－10年

資產的剩餘價值及可使用年期在每個結算日進行檢討，及在有需要時進行調整。

若資產的賬面值高於其估計可收回金額，其賬面值即時撇減至可收回金額(附註2.9)。



2. 重要會計政策摘要*(續)*

2.6 投資物業

為獲得長期租金收益或資本增值或兩者兼備而持有，且並非由綜合集團內的公司佔用的物業列為投資物業。

投資物業包括以營運租賃持有的土地。以營運租賃持有的土地，如符合投資物業其餘定義，按投資物業分類及記賬。營運租賃猶如其為融資租賃而記賬。

投資物業初步按其成本計量，包括相關的交易成本。

在初步確認後，投資物業按公平值列賬。公平值根據活躍市場價格計算，如有需要就個別資產的性質、地點或狀況的任何差異作出調整。如沒有此項資料，本集團利用其他估值方法，例如較不活躍市場的近期價格或貼現現金流量預測法。此等估值法根據國際估值準則委員會發出的指引執行。此等估值每年由外部估值師檢討。

投資物業的公平值反映(包括其他)來自現有租賃的租金收入，及就個別物業的用途與現時市場情況下未來租賃的租金收入假設。公平值亦反映，在類似基準下物業預期的任何現金流出。

其後支出只有在與該項目有關的未來經濟利益有可能流入本集團，而該項目的成本能可靠衡量時，才計入在資產的賬面值中。所有其他維修及保養成本在產生的財政期間內於損益表支銷。

公平值變動在損益表中的「其他收益－淨額」列賬。

若投資物業變成業主自用，會被重新分類為物業、機器及設備，其於重新分類日期的公平值，就會計目的而言變為其成本。現正興建或發展供日後用作投資物業的物業，被分類為物業、機器及設備，並按成本列賬，直至建築或發展完成為止，屆時重新分類為投資物業並其後按投資物業記賬。

根據會計準則16，若物業、機器及設備的某個項目因其用途改變而成為投資物業，該項目於轉撥日期的賬面值與公平值的任何差額在權益中確認為物業、機器及設備的重估。然而，若公平值收益將以往的減值虧損撥回，該收益於損益表確認。

根據財務準則 5，持作出售而不重建的投資物業在持作出售的非流動資產內分類。


GPC

2. 重要會計政策摘要(續)

2.7 土地使用權

土地使用權按成本減除累計攤銷及累計減值之損列賬。

土地使用權之成本扣除累計減值虧損佔按其餘之土地使用年限分20至50年以直綫基準攤銷。

2.8 無形資產

(a) 商譽

商譽指收購成本超過於收購日期本集團應佔所收購附屬公司/聯營公司/共同控制實體的淨可識辨資產公平值得數額。收購附屬公司及共同控制實體的商譽包括在無形資產內。收購聯營公司的商譽包括在「聯營公司投資」內。分部確認的商譽每年就減值進行測試,並按成本減累計減值虧損列賬。商譽的減值虧損不會撥回。出售某個實體的盈虧包括與被出售實體有關的商譽的賬面值。

就減值測試而言,商譽會分配至現金產生單位。商譽會分配至預期從產生商譽的企業合併中得益的現金產生單位。

(b) 專利權及商標

專利權及商標按歷史成本列賬。專利權及商標的可使用年期均為有限的,其按成本減累計攤銷列賬。攤銷利用直線法將商標及牌照的成本分攤至其估計可使用年期(少於20年)計算。

(c) 職工住房改造款

職工住房改造款項是指集團於二零零零年前為其職工住房購置職工住房所付出的款項。該款項被列為資產。此項成本將以直線基準按不超過10年攤銷,以反映相關經濟效益確認之模式。上述之相關經濟效益是按職工的平均剩餘服務年期而作出評估。

(d) 計算機軟件

購入的計算機軟件牌照按購入及使該特定軟體達到可使用時所產生的成本作資本化處理。此等成本按估計可使用年期(3至5年)攤銷。



2. 重要會計政策摘要 *(續)*

2.9 非財務資產減值

可使用年限並無上限的資產不計提攤銷，但須於有事件或情況有變化而顯示可能不可收回其賬面值及最少於每年進行減值評審。至於進行攤銷的資產，則須於有事件或情況有變化而顯示可能不可收回其賬面值時，進行減值評審。資產賬面值高出其可回收值之金額確認為減值虧損。可回收值指資產的公平值減出售費用及使用價值兩者孰高的金額。於評核減值時，資產按最細化的可分開辨認現金流水平(即產出現金的單元)進行分組。除商譽外，已發生減值的非財務資產在每結算日時評估減值撥回的可能性。

2.10 財務資產

由二零零四年一月一日至二零零四年十二月三十一日：

本集團將其在證券的投資(不包括附屬公司、聯營公司及共同控制實體)分類為投資証券及買賣證券。

(a) 投資證券

投資證券按其成本值減任何減值撥備入賬。

個別投資之帳面值在每年結算日均作檢討，以評估其公平值是否已跌至低於其帳面值。假如下跌並非短期性，則有關證券之帳面值須削減至其公平值。減值虧損在利潤表中列支。當引致撇減或撇銷之情況及事件不再存在，而有可信證據顯示新的情況和時間會於可預見將來持續，則將此項減值虧損撥回損益表。

(b) 買賣證券

買賣證券按公平值列賬。在每個結算日，買賣證券之公平值變動而引致之未實現盈虧淨額均在損益表列賬。出售買賣證券之盈利或虧損指出售所得款項淨額與賬面值之差額，並在產生時於損益表列賬。

由二零零五年一月一日起：

本集團將其財務資產分類如下：按公平值透過損益列賬的財務資產、貸款與應收款及可供出售財務資產。分類方式視乎購入投資目的而定。管理層在初步確認時厘定其財務資產的分類，並於每個報告日期重新評估有關指定。



2. 重要會計政策摘要 *(續)*

2.10 財務資產 *(續)*

(a) 按公平值透過損益列賬的財務資產

此類別有兩個次分類：持作買賣的財務資產，及開始時指定按公平值透過損益列賬的財務資產。財務資產若在購入時主要用作在短期內出售或由管理層如此指定，則分類為此類別。在此類別的資產若為持作買賣或預期將於結算日後12個月內變現，則應分類為流動資產。

(b) 貸款與應收款

貸款與應收款為有固定或可厘定付款且沒有在活躍市場上報價的非衍生財務資產。此等款項包括在流動資產內，但到期日由結算日起計超過12個月者，則分類為非流動資產。貸款及應收款列在資產負債表中「貿易及其他應收款」內(附註 2.12).

(c) 可供出售財務資產

可供出售財務資產為非衍生工具，被指定為此類別或並無分類為任何其他類別。除非管理層有意在結算日後12個月內出售該項投資，否則此等資產列在非流動資產內。

投資的經常性購入及出售在交易日確認－交易日指本集團承諾購入或出售該資產之日。對於並非按公平值透過損益列賬的所有財務資產，投資初步按公平值加交易成本確認。按公平值透過損益列賬的財務資產最初以公平值確認，其交易成本列入損益表。當從投資收取現金流量的權利經已到期或經已轉讓，而本集團已將擁有權的所有風險和回報實際轉讓時，投資即終止確認。可供出售財務資產及按公平值透過損益列賬的財務資產其後按公平值列賬。貸款與應收款及持至到期日投資利用實際利息法按攤銷成本列賬。

「按公平值透過損益列賬的財務資產」類別的公平值變動而產生之損益，包括利息及股息收入，在產生期間列入損益表「其他收益－淨額」內。

當分類為可供出售財務資產被出售或減值時，其在權益中已確認之累計公平值調整在損益表「投資證券損益」列賬。採用實際利息法計算的可供出售證券之利息被列入損益表。當本集團被確定有權收取付款時，可供出售權益工具之股息被列入損益表。



2. 重要會計政策摘要(續)

2.10 財務資產(續)

有報價投資的公平值根據當時的買盤價計算。若某項財務資產的市場並不活躍(及就非上市證券而言),本集團利用重估技術設定公平值。這些技術包括利用近期公平原則交易、參考大致相同的其他工具、貼現現金流量分析和經改良的期權定價模式,最大程度的利用市場信息並且盡可能減少企業特定信息。

本集團在每個結算日評估是否有客觀證據證明某項財務資產或某組財務資產經已減值。對於分類為可供出售的股權證券,在認定證券是否已經減值時,會考慮證券公平值有否大幅或長期跌至低於其成本值。若可供出售財務資產存在此等證據,累計虧損－按收購成本與當時公平值的差額,減該財務資產之前在損益表確認的任何減值虧損計算－自權益中剔除並在損益表記賬。在損益表確認的股權工具減值虧損不會透過損益表撥回。應收款的減值測試已在附註2.12中描敘。

2.11 存貨

存貨按成本及可變現淨值兩者的較低者列賬。成本利用加權平均法厘定。製成品及在製品的成本包括原材料、直接勞工、其他直接成本和相關的生產經常開支(依據正常營運能力)。這不包括貸款成本。可變現淨值為在通常業務過程中的估計銷售價,減適用的變動銷售費用。

2.12 貿易及其他應收款

貿易及其他應收款初步以公平值確認,其後利用實際利息法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款的原有條款收回所有款項時,即貿易及其他應收款須設定減值撥備。債務人出現重大財務困難,很有可能進行破產或財務重組及拒絕履行或不履行付款義務等將會被認為是貿易應收款已經減值的跡象。撥備金額為資產賬面值與按實際利率貼現的估計未來現金流量的現值兩者的差額。撥備金額在損益表「行政費用」內確認。

2. 重要會計政策摘要(續)

2.13 現金

現金包括現金及銀行通知存款。

2.14 股本

普通股被列為權益。

直接歸屬於發行新股或認股權的新增成本在權益中列為所得款的減少(扣除稅項)。

2.15 貸款

貸款初步按公平值並扣除產生的交易成本確認。交易成本為取得、發行或出售某項財務資產或財務負債直接所佔的新增成本,包括支付予代理人、顧問、經紀和交易商的費用和佣金、監管機關及證券交易所的征費,以及過戶和印花稅。貸款其後按攤銷成本列賬;所得款(扣除交易成本)與贖回價值的任何差額利用實際利息法於貸款期間內在損益表確認。

除非本集團有無條件權利將負債的結算遞延至結算日後最少12個月,否則貸款分類為流動負債。

2.16 遞延所得稅

遞延所得稅利用負債法就資產和負債的稅基與在資產和負債在財務報表的賬面值之差產生的暫時差異全數撥備。然而,若遞延所得稅來自在交易(不包括企業合併)中對資產或負債的初步確認,而在交易時不影響會計損益或應課稅盈虧,則不作記賬。遞延稅項採用在結算日前已頒佈或實質頒佈,並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率(及法例)而厘定。

遞延所得稅資產是就可能有未來應課稅盈利而就此可使用暫時差異而確認。

遞延稅項就附屬公司、聯營公司及共同控制實體投資產生之暫時差異而撥備,但假若本集團可以控制暫時差異之撥回時間,而暫時差異在可預見將來有可能不會撥回則除外。








2. 重要會計政策摘要(續)

2.17 僱員福利

(a) 養老金

本集團參加中國法律規定之養老金供款計劃。本集團的義務包括按員工工資的一定比率供款。於損益表列賬的此等應付供款,於員工服務提供期間確認為當期員工成本。一旦此項供款已完成支付,本集團再無其他支付之義務。

(b) 住房福利

集團根據政府機構設立之住房公積金供款計劃,供款額按員工工資的一定比率計算,於員工服務提供期間確認為費用。

集團設立及實施住房補貼計劃之開支,在有關法定或推定責任成立時確認為費用。

(c) 醫療保險

集團根據政府機構設立之醫療保險供款計劃,為在職僱員繳納的醫療保險金在該僱員服務期間確認為費用。

為退休及將予退休員工而計提之醫療保險金,按其過往所提供之服務年限預提列支。倘有關供款無需在未來12個月內全數支付,則供款採用折讓率折讓。該折讓率參考高質投資項目於結算日之市場收益率厘定。

(d) 盈利分享及獎金計劃

本集團依據一條方程序就獎金及盈利分享確認負債和費用,該方程式考慮了本公司股東的應佔盈利(作出若干調整後)。本集團就合約責任或據過往經驗已產生推定責任而確認撥備。



2. 重要會計政策摘要(續)

2.18 收益確認

收益包括在本集團正常經營活動中，出售貨品和服務的公平值，並扣除增值税、返還、返利及折扣以及對銷集團內部銷售收益。收益確認如下：

(a) 貨品銷售－批發

貨品銷售在本集團實體已將貨品交付予顧客，顧客接收產品後，以及有關應收款的收回可合理確保時確認。

(b) 貨品銷售－零售

貨品銷售在本集團實體向顧客出售產品後確認。零售銷售一般以現金或信用卡結賬。所記錄的收益，包括就有關交易應付的信用卡收費。此等收費包括在「銷售及推廣成本」內。

(c) 利息收入

利息收入採用實際利息法按時間比例基準確認。倘應收款出現減值，本集團會將賬面值減至可收回款額，即估計的未來現金流量按該工具之原實際利率貼現值，並繼續將貼現計算並確認為利息收入。已減值貸款之利息收入以實際利率確認。

(d) 專利權收入

專利權收入根據相關協議的實質內容按應計基準確認。

(e) 股息收入

股息收入在收取款項的權利確定時確認。

2.19 營運租賃(作為承租人)

如擁有權附帶的風險和回報的重大部份由出租人保留，此等租賃分類為營運租賃。根據營運租賃支付的款項(扣除自出租人收取之任何獎勵金後)於租賃期內以直線法在損益表支銷。

2.20 股息分派

向本公司股東分派的股息在股息，獲本公司股東批准的期間於本集團的財務報表內列為負債。



3. 財務風險管理

3.1 財務風險因素

本集團的活動承受著多種的財務風險：市場風險(包括貨幣風險、公平值利率風險及價格風險)、信貸風險、流動資金風險及現金流量利率風險。本集團的整體風險管理計劃專注於財務市場的難預測性，並尋求儘量減低對本集團財務表現的潛在不利影響。

風險管理由本集團財務部門(集團財務)按照董事會批准的政策執行。集團財務部門透過與集團營運單位的緊密合作，負責確定、評估和對沖財務風險。董事會為整體風險管理訂定書面指引，亦為若干特定範疇提供書面政策，例如外匯風險、利率風險、信貸風險及流動資金風險。

(a) 市場風險

(i) 外匯風險

集團承受的外匯風險主要與美元及港幣有關。除從事西藥產品進出口之業務以美元及港幣結算外，集團的活動主要以人民幣結算。H股股東之股息以人民幣計算，但以港元支付。於二零零五年十二月三十一日，除約人民幣12,749,000元(二零零四年：約人民幣35,999,000元)的現金及銀行餘額，約人民幣15,651,000 元(二零零四年：約人民幣15,183,000元)的貿易及其他應收款，約人民幣41,605,000元(二零零四年：約人民幣27,572,000元)的貿易及其他應付款為美元和港元餘額出外，集團的資產及負債均為人民幣餘額。該等日後發生的商業活動、已確認之資產及負債及已宣派之股息而產生的外匯風險，可以對集團經營業績產生影響。

(ii) 價格風險

由於本集團持有的投資在綜合資產負債表中分類為可供出售財務資產或按公平值透過損益列賬的財務資產，故此本集團承受股權證券的價格風險。

(b) 信貸風險

本集團並無重大集中的信貸風險。本集團有政策確保產品的批發銷售是向擁有適當信貸歷史的客戶銷售。向零售客戶作出的銷售以現金或透過主要的信用卡結賬。



3. 財務風險管理(續)

3.1 財務風險因素(續)

(c) 流動資金風險

審慎的流動資金風險管理指維持充足的現金,透過已承諾信貸融資的足夠額度備有資金。由於基本業務的多變性質,集團致力透過銀行信用額度以維持具彈性的融資能力。

(d) 現金流量及公平值利率風險

由於本集團並無重大計息資產,故本集團的收入和營運現金流量基本上不受市場利率波動的影響。集團的收入及經營現金流均獨立於市場利率變動的影響。集團的利率風險來自於借款,詳細內容於附註23披露。集團所有借款利率均為固定利率。集團無使用任何利率交換工具以規避利率風險。

3.2 公平值估計

財務資產和負債的賬面值減減值撥備,被假定接近其公平值。作為披露目的,財務負債公平值的估計按未來合約現金流量以本集團類似金融工具可得的現有市場利率貼現計算。

4 關鍵會計估算及判斷

本集團對未來作出估算和假設。所得的會計估算如其定義,很少會與其實際結果相同。很大機會導致下個財政年度的資產和負債的賬面值作出重大調整的估算和假設討論如下。

(a) 物業、機器及設備的使用年限

本集團的管理層決定其物業、機器及設備的估計可使用年限及有關折舊支出。此估計按性質及功能類似的資產過往經驗的實際可使用年期作出,可因技術改良及競爭者因應嚴重行業周期作出的行動而出現重大變動。尚可使用年期短於過往的估計年期,或將撇銷或撇減技術上陳舊或已報廢或出售的非策略性資產,則管理層將增加折舊支出。



4 關鍵會計估算及判斷(續)

(b) 存貨的可變現淨值

存貨的可變現淨值是日常業務過程中的估計售價減估計完成成本及銷售開支。此等估計按現行市況及過往經驗及出售性質類似的貨品作出，可因市況變化而出重大變動。管理層將於結算日對該等估計作重新評估。

(c) 應收款減值撥備

本集團管理層決定應收款減值撥備。此評估是基於其客戶的信貸記錄及現行市況作出，並可能因客戶的財務狀況而引致重大變動。管理層將於結算日重新評估撥備。

5. 分部資料

主要報告形式- 業務分部

於二零零五年十二月三十一日，本集團的組織分為以下業務分部:

- 製造中成藥;
- 批發西藥，中成藥，中藥材及醫療器械;
- 零售西藥，中成藥，中藥材及醫療器械; 及
- 進出口西藥，中成藥及醫療器械。

營業額包括以上業務分部所得的銷售額，截至二零零五年及二零零四年十二月三十一日止年度分別為人民幣9,026,340,000元及人民幣7,709,565,000元。

集團其他業務主要為持有投資物業及其他投資，兩者的規模皆不足以作出獨立報告。

5 分部資料(續)

主要報告形式－業務分部(續)

分部業績如下：

	截至二零零四年十二月三十一日止年度					
	製造	批發	零售	進出口	抵消	集團
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
分部銷售總額	1,936,887	5,601,112	278,839	193,661	(300,934)	7,709,565
分部間銷售	(16,656)	(261,155)	(9)	(23,114)	300,934	—
銷售	1,920,231	5,339,957	278,830	170,547	—	7,709,565
分部業績	205,990	49,599	(17,006)	3,790	(10,012)	232,361
未分配成本						(22,931)
經營盈利						209,430
融資成本(附註29)						(47,194)
應佔聯營公司虧損(附註11)	(561)					(561)
除所得稅前盈利						161,675
所得稅費用(附註30)						(110,295)
年度盈利						51,380

	截至二零零五年十二月三十一日止年度					
	製造	批發	零售	進出口	抵消	集團
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
分部銷售總額	2,187,677	7,088,324	318,669	265,572	(833,902)	9,026,340
分部間銷售	(46,002)	(743,036)	—	(44,864)	833,902	—
銷售	2,141,675	6,345,288	318,669	220,708	—	9,026,340
分部業績	245,716	142,245	3,179	5,920	(27,477)	369,583
未分配盈利						732
經營盈利						370,315
融資成本(附註29)						(53,610)
應佔聯營公司虧損(附註11)	(1,212)					(1,212)
除所得稅前盈利						315,493
所得稅費用(附註30)						(107,771)
年度盈利						207,722





5 分部資料(續)

主要報告形式－業務分部(續)

在損益表列賬的其他分部項目如下：

	截至二零零四年十二月三十一日止年度					
	製造	批發	零售	進出口	抵消	集團
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
折舊(附註 6)	82,534	26,031	2,362	509	3,392	114,828
攤銷(附註8、9)	11,466	3,206	—	30	—	14,702
存貨減值	—	25,148	—	—	—	25,148
貿易及其他應收款減值	1,007	7,539	—	144	—	8,690
貿易及其他應收款減值撥回	(3,595)	—	—	—	—	(3,595)
物業、機器及設備減值(附註6)	1,555	—	—	—	—	1,555

	截至二零零五年十二月三十一日止年度					
	製造	批發	零售	進出口	抵消	集團
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
折舊(附註 6)	99,272	19,152	2,113	173	4,679	125,389
攤銷(附註8、9)	15,725	1,442	—	—	—	17,167
商譽減值(附註 9)	507	1,497	—	—	—	2,004
存貨減值	580	929	—	—	—	1,509
存貨減值撥回(附註 15)	—	(4,303)	—	—	—	(4,303)
貿易及其他應收款減值	2,465	4,456	—	611	—	7,532
貿易及其他應收款減值撥回	(1,692)	(100)	—	—	—	(1,792)
物業、機器及設備減值撥回(附註6)	(341)	—	—	—	(7,110)	(7,451)

未分配成本指企業開支。

5 分部資料(續)

主要報告形式－業務分部(續)

於二零零四年十二月三十一日的分部資產和負債以及截至該日止年度的資本開支如下：

	製造	批發	零售	進出口	未分配金額	抵消	集團
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
資產	2,561,454	2,344,415	162,165	102,743	575,079	(338,484)	5,407,372
聯營公司	6,066	—	—	—	—	—	6,066
總資產	2,567,520	2,344,415	162,165	102,743	575,079	(338,484)	5,413,438
負債	766,297	2,018,186	69,252	69,194	71,114	(338,484)	2,655,559
資本開支							
(附註6、8及9)	307,788	16,200	4,085	366	91	—	328,530

於二零零五年十二月三十一日的分部資產和負債以及截至該日止年度的資本開支如下：

	製造	批發	零售	進出口	未分配金額	抵消	集團
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
資產	2,499,796	2,436,726	194,843	122,651	684,748	(627,198)	5,311,566
聯營公司	4,854	—	—	—	—	—	4,854
總資產	2,504,650	2,436,726	194,843	122,651	684,748	(627,198)	5,316,420
負債	643,665	2,086,885	90,904	100,043	97,291	(627,198)	2,391,590
資本開支							
(附註6、8及9)	112,071	19,116	5,178	60	843	—	137,268

分部資產主要包括土地使用權、物業、機器及設備、無形資產、存貨、應收款及營運現金。此等資產不包括遞延税項、投資物業及其他投資。

分部負債由營運負債組成。此等負債不包括税項和企業貸款等項目。

資本開支包括對土地使用權(附註8)、物業、機器及設備(附註 6)以及無形資產(附註 9)的添置，包括透過企業合併進行收購產生的添置。

地理分部

由於在中國以外的銷售及業績不大於集團綜合銷售和綜合業績的10%，故沒有呈列地理分部。

6 物業、機器及設備

集團

	樓宇 人民幣千元	物業、機器及設備 人民幣千元	車輛 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
於二零零四年一月一日					
成本	925,059	669,457	81,790	294,803	1,971,109
累計折舊	(213,616)	(317,917)	(45,665)	—	(577,198)
賬面淨值	711,443	351,540	36,125	294,803	1,393,911
截至二零零四年十二月三十一日止年度					
期初賬面淨值	711,443	351,540	36,125	294,803	1,393,911
增添	34,104	30,368	6,616	236,348	307,436
轉撥	185,721	243,197	621	(429,539)	—
少數股東投入	4,141	1,500	253	6,538	12,432
收購一家附屬公司	—	315	138	369	822
出售(附註34)	(2,883)	(5,446)	(534)	—	(8,863)
折舊(附註26)	(49,103)	(50,896)	(14,829)	—	(114,828)
減值費用(附註5)	(41)	(1,514)	—	—	(1,555)
期終賬面淨值	883,382	569,064	28,390	108,519	1,589,355
於二零零四年十二月三十一日					
成本	1,145,041	927,987	83,671	108,519	2,265,218
累計折舊	(261,659)	(358,923)	(55,281)	—	(675,863)
賬面淨值	883,382	569,064	28,390	108,519	1,589,355
截至二零零五年十二月三十一日止年度					
期初賬面淨值	883,382	569,064	28,390	108,519	1,589,355
增添	10,370	25,666	3,088	90,619	129,743
轉撥	17,749	30,465	1,204	(49,418)	—
出售(附註34)	(748)	(4,020)	(534)	—	(5,302)
處置一家附屬企業	—	(3,333)	—	—	(3,333)
由於對附屬公司股權攤薄而產生的影響(股權攤薄後公司成為共同控制實體)(附註12)	(35,638)	(12,128)	(1,755)	(936)	(50,457)
折舊(附註26)	(50,709)	(67,557)	(7,123)	—	(125,389)
減值撥回(附註5)	7,110	245	96	—	7,451
期終賬面淨值	831,516	538,402	23,366	148,784	1,542,068
於二零零五年十二月三十一日					
成本	1,132,693	935,531	80,104	148,784	2,297,112
累計折舊	(301,177)	(397,129)	(56,738)	—	(755,044)
賬面淨值	831,516	538,402	23,366	148,784	1,542,068



6 物業、機器及設備*(續)*

計入售出貨品成本、銷售及推廣成本與行政費用的折舊，分別為人民幣80,470,000(二零零四年： 人民幣74,588,000)，人民幣80,000(二零零四年： 人民幣71,000)及人民幣44,839,000(二零零四年： 人民幣40,169,000)。

集團涉及租用物業的租金人民幣33,377,000(二零零四年： 人民幣36,172,000元)計入損益表內。

除賬面淨值為人民幣15,679,000元(二零零四年：人民幣9,556,000元)位於香港的物業外，集團的物業均位於中國。

賬面淨值為人民幣93,511,000元(二零零四年：人民幣130,344,000元)的集團某些物業、機器及設備，已作為集團向銀行貸款之抵押物(附註23)。

公司

	樓宇 *人民幣千元*	物業、機器及設備 *人民幣千元*	車輛 *人民幣千元*	合計 *人民幣千元*
於二零零四年一月一日				
成本	25,055	15,907	1,530	42,492
累計折舊	(13,476)	(6,977)	(299)	(20,752)
賬面淨值	11,579	8,930	1,231	21,740
截至二零零四年十二月三十一日止年度				
期初賬面淨值	11,579	8,930	1,231	21,740
增添	—	3,743	—	3,743
出售	—	(30)	—	(30)
折舊	(466)	(2,887)	(151)	(3,504)
期終賬面淨值	11,113	9,756	1,080	21,949
於二零零四年十二月三十一日				
成本	25,055	19,508	1,530	46,093
累計折舊	(13,942)	(9,752)	(450)	(24,144)
賬面淨值	11,113	9,756	1,080	21,949
截至二零零五年十二月三十一日止年度				
期初賬面淨值	11,113	9,756	1,080	21,949
增添	—	263	—	263
出售	—	(30)	—	(30)
折舊	(1,614)	(2,914)	(151)	(4,679)
減值撥回	7,110	—	—	7,110
期終賬面淨值	16,609	7,075	929	24,613
於二零零五年十二月三十一日				
成本	25,055	19,740	1,530	46,325
累計折舊	(8,446)	(12,665)	(601)	(21,712)
賬面淨值	16,609	7,075	929	24,613



6 物業、機器及設備(續)

折舊人民幣4,679,000元(二零零四年： 人民幣3,504,000元)在行政費用中支銷。

涉及租用物業的租金人民幣1,235,000(二零零四年： 人民幣1,183,000)計入損益表內。

7 投資物業－集團

本集團的投資物業位於中國並於二零零五年十二月三十一日按工業用途價值基準由獨立特許測量師漢華評值有限公司之葉國光先生重估。葉國光先生是特許估值測量師和註冊專業測量師。

8 土地使用權－集團

本集團的土地使用權的權益乃於中國為期20年至50年租賃的營運租賃預付款。

土地使用權分析如下：

	二零零五年 **人民幣千元**	二零零四年 人民幣千元
期初	**140,202**	135,223
增添	—	9,548
由於對附屬公司股權攤薄而產生的影響 (股權攤薄後公司成為共同控制實體)(附註12)	**(1,529)**	—
預付營運租賃款攤銷(附註26)	**(3,982)**	(3,603)
減值費用	—	(966)
	134,691	140,202


GPC

9 無形資產

集團

	商譽 人民幣千元	專利權及商標 人民幣千元	職工住房改造款項 人民幣千元	合計 人民幣千元
於二零零四年一月一日				
成本	—	2,980	104,467	107,447
累計攤銷	—	(68)	(45,896)	(45,964)
賬面淨值	—	2,912	58,571	61,483
截至二零零四年十二月三十一日止年度				
期初賬面淨值	—	2,912	58,571	61,483
增添	2,154	5,008	—	7,162
攤銷(a)(註26)	(150)	(503)	(10,446)	(11,099)
期終賬面淨值	2,004	7,417	48,125	57,546
於二零零四年十二月三十一日				
成本	2,154	7,988	104,467	114,609
累計攤銷	(150)	(571)	(56,342)	(57,063)
賬面淨值	2,004	7,417	48,125	57,546










9 無形資產(續)

集團(續)

	商譽 人民幣千元	專利權及商標 人民幣千元	職工住房改造款項 人民幣千元	軟體 人民幣千元	總計 人民幣千元
截至二零零五年十二月三十一日止年度					
期初賬面淨值	2,004	7,417	48,125	—	57,546
增添	—	500	—	7,025	7,525
由於對附屬公司股權攤薄而產生的影響(股權攤薄後公司成為共同控制實體)(附註12)	—	—	(376)	—	(376)
減值(b)(附註26)	(2,004)	—	—	—	(2,004)
攤銷(a)(附註26)	—	(932)	(10,382)	(1,871)	(13,185)
期終賬面淨值	—	6,985	37,367	5,154	49,506
於二零零五年十二月三十一日					
成本	2,154	8,488	104,092	7,025	121,759
累計攤銷	(150)	(1,503)	(66,725)	(1,871)	(70,249)
減值	(2,004)	—	—	—	(2,004)
賬面淨值	—	6,985	37,367	5,154	49,506


GPC

9 無形資產(續)

公司

	二零零五年 人民幣千元	二零零四年 人民幣千元
職工住房改造款項		
於一月一日		
成本	**2,524**	2,524
累計攤銷	**(1,309)**	(1,066)
賬面淨值	**1,215**	1,458
截至十二月三十一日止年度		
期初賬面淨值	**1,215**	1,458
減值費用	**(243)**	(243)
期終賬面淨值	**972**	1,215
於十二月三十一日		
成本	**2,524**	2,524
累計攤銷	**(1,552)**	(1,309)
賬面淨值	**972**	1,215

註：

(a) 攤銷人民幣13,185,000元(二零零四年： 人民幣11,099,000元)列入損益表中行政費用。

(b) 分部的賬面值已透過確認商譽的減值虧損，減少至其可收回金額。此項虧損已列入損益表中行政費用。

10 附屬公司投資－公司

	二零零五年 人民幣千元	二零零四年 人民幣千元
附屬公司投資— 非上市股權證券，按成本	**1,612,895**	1,574,623
減：減值虧損撥備	**(97,148)**	(97,148)
減：由於對附屬公司股權攤薄而產生的影響(股權攤薄後公司成為共同控制實體)(附註 12)	**(102,035)**	—
	1,413,712	1,477,475

主要附屬公司詳情載於附註38。





11 聯營公司權益／投資

集團

	二零零五年 人民幣千元	二零零四年 人民幣千元
於一月一日	**6,066**	5,292
增添	—	1,335
應佔聯營公司虧損	**(1,212)**	(561)
於十二月三十一日	**4,854**	6,066

本集團在其聯營公司(全部均為非上市企業)的權益如下：

名稱	持有已發行資本詳情	註冊成立國家	主要業務	持有權益 二零零五年 %	持有權益 二零零四年 %
明泰(泰國)實業有限公司	普通股：每股1泰銖	泰國	暫停營業	40.00	40.00
廣州金申醫藥科技有限公司	註冊資本：人民幣1,500,000元	中國	生產保健品	38.25	38.25
暨華醫療器械責任有限公司	註冊資本：人民幣10,000,000元	中國	開發，生產及銷售醫療器械	24.00	24.00
上海九和堂國藥有限公司	註冊資本：人民幣1,900,000元	中國	銷售成藥	29.72	32.37

公司

	二零零五年 人民幣千元	二零零四年 人民幣千元
聯營公司權益：		
— 非上市股權證券，按成本	**2,179**	3,273


GPC

12 共同控制實體權益 / 投資

集團

本集團在其共同控制實體(全部均為非上市企業)的權益如下:

名稱	持有已發行 資本詳情	註冊 成立國家	主要業務	持有權益 二零零五年 %	 二零零四年 %
王老吉	註冊資本:人民幣204,756,878元	中國	生產中成藥	48.05	註
廣州中富藥業有限公司	註冊資本:人民幣800,000元	中國	生產中成藥	50.00	50.00
廣州聯傑電腦科技有限公司	註冊資本: 人民幣500,000元	中國	ERP 諮詢服務	50.00	50.00
印尼三有實業有限公司	普通股:每股1美金	印尼	暫停營業	50.00	50.00

註: 於本年內,集團的附屬公司,廣州王老吉藥業有限公司(「王老吉」)向一名第三方投資者以總股價人民幣168,880,000元發行新股98,378,439股。因此從此次參股完成生效日起,集團對王老吉的權益從92.48%下降到48.05%,而王老吉變成本集團的共同控制實體。此次視同出售王老吉權益所獲收益已包括在綜合損益表內。








GPC

12 共同控制實體權益/投資(續)

集團(續)

以下金額為本集團應佔此等共同控制實體之資產、負債及業績，並均已包括在於相應的綜合負債表和綜合損益表：

	二零零五年 人民幣千元	二零零四年 人民幣千元
資產：		
非流動資產	61,069	—
流動資產	140,566	—
	201,635	
負債：		
非流動負債	4,547	—
流動負債	24,592	—
	29,139	—
淨資產	172,496	—
業績：		
收入	245,431	—
費用	(216,598)	—
除所得稅後盈利	28,833	—
按權益比例於共同控制實體之承擔	38,722	—

本集團在此等共同控制實體權益並無涉及任何或然負債，而此等共同控制實體本身亦無或然負債。

	公司 二零零五年 人民幣千元	二零零四年 人民幣千元
共同控制實體投資：		
— 非上市股權證券，按成本	102,035	—



13 可供出售財務資產

	集團 人民幣千元	公司 人民幣千元
於二零零五年一月一日	64,863	64,739
添置	363	200
減少	(1,139)	—
減值虧損	(2,093)	(6,256)
於二零零五年十二月三十一日	61,994	58,683

可供出售財務資產為非上市股權證券。於二零零五年十二月三十一日之減值虧損撥備為人民幣2,093,000元(2004年：無)。

14 投資證券

	集團 人民幣千元	公司 人民幣千元
於二零零四年十二月三十一日		
非上市股權證券	64,863	64,739

於二零零四年十二月三十一日並無減值虧損撥備。

15 存貨— 集團

	二零零五年 人民幣千元	二零零四年 人民幣千元
原材料	**116,937**	118,008
在製品	**110,260**	79,291
製成品	**91,550**	95,586
商品	**828,982**	783,119
生產物料	**840**	1,955
	1,148,569	1,077,959

存貨成本中確認為費用(包括列入售出貨品成本的金額)為人民幣7,470,180,000元(二零零四年： 人民幣6,338,781,000元)。

本集團於截至二零零五年十二月三十一日止年度按此等存貨之銷售金額將以往撇減之人民幣4,303,000元(二零零四年：無)撥回。撥回之金額已包括在損益表之行政費用中。



16 貿易及其他應收款

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
貿易應收款(a)	**1,004,658**	1,022,116	—	—
減：應收款減值撥備	**(44,881)**	(54,457)	—	—
貿易應收款— 淨額	**959,777**	967,659	—	—
應收票據	**331,754**	185,275	—	—
其他應收款及預付款	**386,606**	359,387	**710**	444
應收				
附屬公司(b)	—	—	**522,665**	338,472
最終控股公司(c)	**5,060**	6,312	**5,555**	6,322
應收附屬公司股息	—	—	**109,490**	88,635
	1,683,197	1,518,633	**638,420**	433,873

註：

(a) *由賒銷所產生的貿易應收款一般可享有一至三個月的信用期。貿易應收款之帳齡分析如下：*

	二零零五年	*二零零四年*
	人民幣千元	*人民幣千元*
六個月之內	***922,280***	*849,715*
六個月至一年	***24,949***	*107,091*
一年以上	***57,429***	*65,310*
	1,004,658	*1,022,116*

於二零零五年十二月三十一日，本集團中的企業向中國境內的銀行貼現達人民幣260,821,000元(二零零四年：人民幣100,661,000元)的貿易應收款，此貼現有保留追索權利的安排。相應的借款包括在短期銀行貸款內。

由於本集團擁有眾多客戶，並其廣泛散佈於中國境內，因此貿易應收款沒有集中的信貸風險。

於截至二零零五年十二月三十一日止年度，本集團就其貿易應收款確認減值虧損人民幣5,740,000元(二零零四年：人民幣5,095,000元)，並已包括在損益表行政費用中。

(b) *此等欠款為無抵押、按市場商業利率計算並於提出要求時須即時償還。*

(c) *此等欠款為無抵押、免息並於提出要求時即時償還。*



17 按公平值透過損益列賬的財務資產－集團與公司

	人民幣千元
於二零零五年十二月三十一日	
持作買賣	
－非上市債權證券	10,903

按公平值透過損益列賬的其他財務資產在現金流量表的營運活動中，作為部份營運資金的變動呈報(附註34)。

按公平值透過損益列賬的財務資產之公平值變動列入損益表之其他收益(附註28)。

18 買賣證券— 集團與公司

	人民幣千元
於二零零四年十二月三十一日	
非上市債權投資	18,562

19 銀行及現金餘額

	集團		公司	
	二零零五年 人民幣千元	二零零四年 人民幣千元	**二零零五年 人民幣千元**	二零零四年 人民幣千元
銀行及庫存現金	**454,808**	641,801	**63,264**	133,352
短期定期存款	**163,773**	240,584	**26,839**	68,449
	618,581	882,385	**90,103**	201,801

短期銀行存款按每日存款銀行之浮動利率賺取利息。於截至二零零五年十二月三十一日止年度的短期定期存款之存款期為七天和三個月之間，視乎集團對即期現金的需要，並按相應的短期定期存款之利率賺取利息。



20 股本

	二零零五年 人民幣千元	二零零四年 人民幣千元
於一月一日及十二月三十一日		
已註冊，發行及繳足股本		
513,000,000股國家股每股人民幣一元	**513,000**	513,000
219,900,000股H股每股人民幣一元	**219,900**	219,900
78,000,000 股A股每股人民幣一元	**78,000**	78,000
	810,900	810,900
發行時除發行費用後股本溢價	**781,134**	781,134
	1,592,034	1,592,034

21 其他儲備

	集團				
	資本公積金 (註a) 人民幣千元	法定盈餘 公積金 (註b) 人民幣千元	法定公益金 (註b) 人民幣千元	任意盈餘 公積金 (註b) 人民幣千元	合計 人民幣千元
二零零四年一月一日結餘，如前呈報	397,589	194,306	134,459	87,681	814,035
保留盈餘轉入	2,243	23,716	19,114	21,319	66,392
二零零四年十二月三十一日結餘	399,832	218,022	153,573	109,000	880,427
二零零五年一月一日結餘，如上	399,832	218,022	153,573	109,000	880,427
保留盈餘轉入	1,966	38,563	34,119	24,036	98,684
由於對附屬公司股權攤薄而產生的影響(股權攤薄後公司成為共同控制實體)(附註12)	19,819	(3,455)	(3,006)	(3,455)	9,903
二零零五年十二月三十一日結餘	421,617	253,130	184,686	129,581	989,014




GPC

21 其他儲備(續)

	公司			
	資本公積金	法定盈餘公積金 (註b)	法定公益金 (註b)	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零零四年一月一日結餘，如前呈報	397,824	86,627	59,177	543,628
保留盈餘淨轉入	100	4,876	2,438	7,414
二零零四年十二月三十一日結餘	397,924	91,503	61,615	551,042
二零零五年一月一日結餘，如上	397,924	91,503	61,615	551,042
保留盈餘淨轉入	100	19,314	9,657	29,071
二零零五年十二月三十一日結餘	398,024	110,817	71,272	580,113

註：

(a) 資本公積金

保留盈餘轉入的項目包括：

- *人民幣19,819,000元(二零零四年：無)為由於對一附屬公司股權攤薄而產生的收入。*
- *人民幣452,000元(二零零四年：人民幣361,000元)為政府補助收入減去少數股東權益的淨額。*
- *人民幣2,397,000(二零零四年：人民幣5,113,000元)為豁免之應付款項減去少數股東權益的淨額。*
- *人民幣440,000元(二零零四年：無)為於當年收取之捐贈減去少數股東權益的淨額。*

保留盈餘轉出的項目包括：

- *人民幣1,323,000元(二零零四年：人民幣1,323,000元)為固定資產評估增值部分之折舊減去相應之遞延稅項的淨額。*
- *於二零零四年，因對一家附屬公司增資而產生的損失人民幣1,908,000元。*



21 其他儲備(續)

註:

(b) 盈餘公積金

根據有關法例、規則及公司章程(如適用),本公司及其於中國成立的附屬公司,共同控制實體及聯營公司(「中國公司」)須於宣派或支付股息前將部分之除所得稅後盈利轉入若干盈餘公積金。

法定盈餘公積金

中國公司須提取相等於按根據中國會計準則及制度計算之除所得稅後盈利10%之金額轉入法定盈餘公積金。若法定盈餘公積金餘額已達其公司註冊資本50%時可不再提取,任何額外之提取須經董事提議。法定盈餘公積金只可用於彌補以往年度虧損或增加股本。

法定公益金

中國公司須提取相等於按根據中國會計準則及制度計算之除所得稅後盈利5%至10%之金額轉入法定公益金。法定公益金只可用於員工集體福利設施之資本性支出,除因清盤外,並不能分配予股東。

任意盈餘公積金

根據中國有關法規,並須經股東大會決議,任意盈餘公積金可用於彌補虧損、增加資本及分派股息。

22 貿易及其他應付款

	集團		公司	
	二零零五年 人民幣千元	二零零四年 人民幣千元	**二零零五年 人民幣千元**	二零零四年 人民幣千元
貿易應付款(a)	**955,704**	985,686	**—**	—
應付				
附屬公司(b)	**—**	—	**42,444**	1,407
最終控股公司(b)	**25,468**	19,865	**—**	—
其他應付款及應計費用	**378,548**	424,663	**12,323**	26,535
	1,359,720	1,430,214	**54,767**	27,942



22 貿易及其他應付款(續)

註：

(a) 於二零零五年十二月三十一日，貿易應付款之賬齡分析如下：

	集團	
	二零零五年 人民幣千元	二零零四年 人民幣千元
一年內	908,119	952,171
一年至二年	25,264	13,724
二年以上	22,321	19,791
	955,704	985,686

(b) 此等應付款項為無抵押，免息及於提出要求時須即時償還。

23 貸款— 集團

	二零零五年 人民幣千元	二零零四年 人民幣千元
非流動		
銀行貸款		
— 有抵押	—	11,820
— 無抵押	—	97,680
	—	109,500
流動		
短期銀行貸款－有抵押	43,961	255,959
長期銀行貸款之一年內應償還額－有抵押	—	47,680
長期銀行貸款之一年內應償還額－無抵押	50,000	—
短期銀行貸款－無抵押	823,824	681,500
	917,785	985,139
總貸款	917,785	1,094,639

除人民幣5千萬元銀行貸款(其於截至二零零五年十二月三十一日止年度之利息為約人民幣2,175,000元)外，所有銀行貸款為國家控制銀行按市場利率提供的借款。銀行貸款以集團於二零零五年十二月三十一日帳面淨值為人民幣93,511,000元(二零零四年：人民幣130,344,000元)的物業、機器和設備為抵押物(附註 6)。



23 貸款— 集團(續)

貸款的到期日如下：

	二零零五年 人民幣千元	二零零四年 人民幣千元
一年內	**917,785**	985,139
一年至兩年內	**—**	109,500
	917,785	1,094,639

於結算日的實際利率如下：

	二零零五年	二零零四年
長期銀行貸款	**—**	5.239%
短期銀行貸款	**5.236%**	4.858%

短期銀行貸款與長期銀行貸款的賬面值與其公平值相近。

本集團所有的貸款賬面值均以人民幣為單位。

本集團有下列未提取貸款額度：

	二零零五年 人民幣千元	二零零四年 人民幣千元
浮動利率		
一年內到期	**25,671**	38,284

24 遞延所得稅－集團

	二零零五年 人民幣千元	二零零四年 人民幣千元
遞延所得稅資產：		
－超過12個月後收回的遞延所得稅資產	**53,345**	49,155
遞延所得稅負債：		
－超過12個月後支銷的遞延所得稅負債	**42,522**	43,174

24 遞延所得稅－集團(續)

遞延所得稅賬的總變動如下：

	二零零五年 人民幣千元	二零零四年 人民幣千元
年初	**(5,981)**	(12,707)
在損益表確認(附註30)	**(4,842)**	6,726
年終	**(10,823)**	(5,981)

本年內遞延稅項資產和負債的變動如下：

遞延稅項資產

	應收款撥備		其他資產減值		僱員福利		其他		合計	
	二零零五年 人民幣千元	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零四年 人民幣千元
於一月一日	**(15,821)**	(19,171)	**(7,221)**	(7,349)	**(20,210)**	(21,764)	**(5,903)**	(8,249)	**(49,155)**	(56,533)
於損益賬支銷／(計入)	**1,481**	3,350	**1,324**	128	**2,537**	1,554	**(9,532)**	2,346	**(4,190)**	7,378
於十二月三十一日	**(14,340)**	(15,821)	**(5,897)**	(7,221)	**(17,673)**	(20,210)	**(15,435)**	(5,903)	**(53,345)**	(49,155)

遞延所得稅負債

	物業、機器及設備重估	
	二零零五年 人民幣千元	二零零四年 人民幣千元
於一月一日	**43,174**	43,826
於損益賬計入	**(652)**	(652)
於十二月三十一日	**42,522**	43,174



25 僱員福利— 集團

	二零零五年 ***人民幣千元***	二零零四年 *人民幣千元*
醫療保險計劃	**53,586**	59,019
住房補貼計劃	**19,276**	10,352
	72,862	69,371
減：一年內應支付額，已列載於其他應付款及應計費用內	**(26,659)**	(16,519)
	46,203	52,852

26 按性質分類的費用

列在售出貨品成本、銷售及推廣成本和行政費用內的費用分析如下：

	二零零五年 ***人民幣千元***	二零零四年 *人民幣千元*
折舊及攤銷(附註 6、8及9)	**142,556**	129,530
物業、機器及設備減值費用	**—**	2,521
投資證券減值費用	**—**	3,788
可供出售財務資產減值費用	**2,093**	—
商譽減值費用(附註9)	**2,004**	—
買賣證券減值費用	**—**	1,191
按公平值透過損益列賬的財務資產減值費用	**7,659**	—
應收款項減值費用，減撥回	**5,740**	5,095
(撥回)/計提存貨減值費用淨額	**(2,794)**	25,148
投資物業產生之開支	**3,713**	3,749
關於其他物業產生之開支	**317**	2,629
出售/報廢物業、機器及設備之損失	**4,072**	7,852
研究開發費用	**37,984**	30,984
運輸	**63,034**	59,476
廣告成本	**196,136**	198,068
製成品及在製品的存貨變動	**26,932**	31,457
使用的原材料及消耗品	**721,070**	609,555
核數師酬金	**3,300**	3,324
土地與樓宇之營運租賃費用	**33,377**	36,172
僱員福利支出(附註 27)	**631,690**	612,611



27 僱員福利費用

(a) 僱員福利費用分析如下：

	二零零五年 人民幣千元	二零零四年 人民幣千元
退休金福利	**64,584**	61,455
住房公積金	**41,855**	30,538
醫療保險	**34,054**	25,143
住房補貼	**19,005**	12,132
薪金、工資及其他福利支出	**472,192**	483,343
	631,690	612,611

(b) 董事及監事薪酬

截至二零零五年十二月三十一日止年度，每名董事及監事的薪酬如下：

	袍金 人民幣千元	薪酬及其他福利 人民幣千元	獎金 人民幣千元	退休計劃的僱主供款 人民幣千元	合計 人民幣千元
董事姓名					
楊榮明(a)	—	—	—	—	—
周躍進	—	147	160	18	325
謝　彬(b)	—	179	—	18	197
馮贊勝(c)	—	140	1,045	18	1,203
吳　張	80	—	—	—	80
黃顯榮	80	—	—	—	80
張鶴鏞	80	—	—	—	80
何舒華(d)	—	46	40	6	92
監事姓名					
陳燦英(a)	—	—	—	—	—
歐陽強	—	141	—	18	159
鍾育贛	—	30	—	—	30



27 僱員福利費用(續)

(b) 董事及監事薪酬(續)

截至二零零四年十二月三十一日止年度，每名董事及監事的薪酬如下：

	袍金 人民幣千元	薪酬及 其他福利 人民幣千元	獎金 人民幣千元	退休計劃的 僱主供款 人民幣千元	合計 人民幣千元
董事姓名					
楊榮明(a)	—	—	—	—	—
周躍進	—	157	481	16	654
馮贊勝(c)	—	140	979	16	1,135
何舒華	—	133	294	16	443
吳　張	74	—	—	—	74
黃顯榮	67	—	—	—	67
張鶴鏞	67	—	—	—	67
蔡志祥	—	—	—	—	—
李益民	—	—	—	—	—
朱幼麟	25	—	—	—	25
張伯華	25	—	—	—	25
劉錦湘	16	—	—	—	16
黃卜仁	5	—	—	—	5
監事姓名					
羅繼東	—	5	—	—	5
譚思馬	—	5	—	—	5
歐陽強	—	96	107	13	216
陳燦英(a)	—	—	—	—	—
鍾育贛	—	—	—	—	—


GPC

27 僱員福利費用(續)

(b) 董事及監事薪酬(續)

註:

(a): 董事自控股公司收取薪酬,部分薪酬涉及向本公司及其附屬公司提供的服務。由於董事認為難以將有關金額就其對本集團提供的服務以及對本公司控股公司提供的服務進行分配,故此並無作出分攤。

(b): 於二零零五年六月三十日委任。

(c): 董事或監事自附屬公司收取薪酬,涉及其向本公司及附屬公司提供的服務。

(d): 於二零零五年四月二十七日辭職。

於截至二零零五年十二月三十一日及二零零四年十二月三十一日止年度,沒有董事或監事放棄或同意放棄任何薪酬。

(e) 五位最高薪酬人士

本年度本集團最高薪酬的五位人士包括三位(二零零四年: 二位)董事,他們的薪酬在上文呈報的分析中反映。本年度支付予其餘兩位(二零零四年: 三位)人士的薪酬如下:

	二零零五年 **人民幣千元**	二零零四年 人民幣千元
基本薪金和津貼	**283**	499
獎金	**905**	1,330
退休計劃的僱主供款	**36**	48

此等薪酬在下列組合範圍內:

	人數	
	二零零五年	二零零四年
薪酬範圍		
人民幣零元至人民幣1,000,000元	**2**	3

28 其他收益－淨額

當年確認之其他收益列示如下：

	二零零五年 人民幣千元	二零零四年 人民幣千元
因附屬公司股權攤薄而產生的收益(附註12)	**19,819**	—
利息收入	**10,522**	9,326
投資物業租金收入	**22,796**	21,883
其他物業租金收入	**16,758**	13,147
專利費收入	**2,579**	2,032
出售買賣證券所實現之收入	**—**	1,666
可供出售財務資產之股息收入	**3,405**	—
其他	**15,715**	17,092
	91,594	65,146

29 融資成本

	二零零五年 人民幣千元	二零零四年 人民幣千元
貸款利息費用	**51,338**	48,513
減：資本化作為在建工程之成本	**—**	(3,746)
	51,338	44,767
其他附帶之貸款成本	**2,272**	2,427
	53,610	47,194

截至二零零四年十二月三十一日止年度，從一般借貸得來並用作開發在建工程之資金所用之資本化年利率為4.32%－5.49%。


GPC
GPC

30 所得稅費用

除均為外商投資企業的一家附屬公司及一家共同控制實體外，中國企業所得稅乃按照本年度估計應課稅盈利依稅率33%(二零零四年：33%)提撥準備。該附屬公司設立於沿海經濟開放區，適用企業所得稅率為27%。該共同控制實體可由首兩個獲利年度起獲豁免中國所得稅，而其後三年則可獲50%的所得稅率減免。本集團屬下於中國以外地方成立的公司乃根據彼等經營的國家稅務法律按應課稅收入繳納所得稅。

	二零零五年 人民幣千元	二零零四年 人民幣千元
當期所得稅：		
— 中國企業所得稅	**112,613**	103,569
遞延所得稅(附註 24)	**(4,842)**	6,726
	107,771	110,295

本集團有關除所得稅前盈利之稅項與按採用中國企業所得稅之稅率而計算之理論稅額之差額如下：

	二零零五年 人民幣千元	二零零四年 人民幣千元
除所得稅前盈利	**315,493**	161,675
按稅率33%(二零零四年：33%)計算之稅項	**104,112**	53,353
附屬公司與共同控制實體不同稅率之影響	**(9,736)**	(2,120)
無須課稅之收入	**(6,540)**	(2,081)
不可扣稅之費用	**19,935**	63,374
稅收返還	**—**	(2,231)
稅項費用	**107,771**	110,295

31 本公司權益持有人應佔盈利

在本公司財務報表中，本公司權益持有人應佔的盈利為人民幣112,180,000元(二零零四年：人民幣24,473,000元)。





32 每股盈利

截至二零零五年十二月三十一日止年度每股盈利乃根據本公司權益持有人應佔盈利人民幣197,804,000元(二零零四年:人民幣42,829,000元)及已發行普通股數810,900,000股(二零零四年:810,900,000股)計算。

截至二零零五年十二月三十一日及二零零四年十二月三十一日止年度,由於沒有發行攤薄證券,因而無呈列每股攤薄盈利。

33 股息

	二零零五年 人民幣千元	二零零四年 人民幣千元
擬派末期股息每股普通股人民幣0.070元 (二零零四年: 人民幣0.025元)	**56,763**	20,273

董事於二零零六年三月三十一日召開會議並宣佈普通股每股分派末期股息人民幣0.070元。擬派股息在相關科目不再作為應付股利反映,惟將於截至二零零六年十二月三十一日止年度列作保留盈餘分派。

34 營運產生的現金

	二零零五年 人民幣千元	二零零四年 人民幣千元
年度盈利	**207,722**	51,380
調整項目:		
一稅項(附註 30)	**107,771**	110,295
一折舊(附註 6)	**125,389**	114,828
一攤銷(附註8、9)	**17,167**	14,702
一減值費用(附註 26)	**14,702**	37,743
一物業、機器及設備的出售虧損(見下文)	**4,072**	7,852
一買賣證券的損失(包括出售損失)(附註 28)	**—**	385
一利息收入(附註 28)	**(10,522)**	(9,326)
一改變一家附屬公司權益產生的(盈利)/虧損	**(19,819)**	1,908
一股息收入(附註 28)	**(3,405)**	—
一利息費用	**751,338**	44,767
一應佔聯營公司虧損(附註 11)	**1,212**	561
一出售買賣證券之已變現盈利	**—**	(1,666)
	495,627	373,429
營運資金變動:		
一存貨	**(85,687)**	(26,032)
一貿易及其他應收款	**(155,838)**	(116,591)
一貿易及其他應付款	**(15,216)**	66,266
營運產生的現金	**238,886**	297,072

34 營運產生的現金(續)

在現金流量表內，出售物業、機器及設備的所得款包括：

	二零零五年 人民幣千元	二零零四年 人民幣千元
賬面淨值(附註6)	**5,302**	8,863
出售物業、機器及設備的虧損	**(4,072)**	(7,852)
出售物業、機器及設備的所得款	**1,230**	1,011

35 承擔 — 集團

(a) 資本承擔

	二零零五年 人民幣千元	二零零四年 人民幣千元
物業、機器及設備		
已簽約但未撥備	**23,412**	24,836
已批准但未簽約	**38,036**	50,689
	61,448	75,525

(b) 營運租賃承擔

於二零零五年十二月三十一日，本集團根據不可撤銷之樓宇營運租賃而於未來支付之最低租賃付款總額如下：

	二零零五年 人民幣千元	二零零四年 人民幣千元
不超過一年	**20,315**	21,134
超過一年但不超過五年	**44,705**	40,264
超過五年	**19,908**	17,450
	84,928	78,848



36 未來營運租賃安排

於二零零五年十二月三十一日，本集團根據不可撤銷之樓宇營運租賃而於未來收取之最低租賃款項總額如下：

	二零零五年 人民幣千元	二零零四年 人民幣千元
不超過一年	**23,389**	22,492
超過一年但不超過五年	**47,047**	70,437
	70,436	92,929

37 關聯方交易

董事認為本公司之最終控股公司為廣州市人民政府轄下的國營企業廣州醫藥集團有限公司。

附在綜合財務報表的其他部份中已披露的交易外，本集團在正常業務範圍內進行之重大關聯方交易如下：

	註	二零零五年 人民幣千元	二零零四年 人民幣千元
最終控股公司			
商標使用費	a	**12,230**	7,618
服務費	b	**860**	910
福利設施服務費	c	**310**	480
租金支出	d	**3,450**	3,871
對本公司附屬公司之資本投資		**—**	48,369
		16,850	61,248





37 關聯方交易(續)

	註	二零零五年 人民幣千元	二零零四年 人民幣千元
共同控制實體			
銷售原材料	e	**20,700**	—
採購製成品	e	**26,310**	—
		47,010	—
聯營公司			
採購製成品	e	**—**	108
同系附屬公司			
銷售製成品及原材料	e	**201,295**	84,145
採購製成品及原材料	e	**456,860**	104,449
		658,155	188,594
其他國家控股企業	f		
銷售製成品及原材料	e	**2,170,470**	2,275,337
採購製成品及原材料	e	**768,546**	630,332
採購機器與設備	e	**7,342**	16,115
服務費	g	**76,792**	89,016
		3,023,150	3,010,800
主要管理人員酬金			
薪金及其他福利		**1,269**	945
獎金		**1,327**	2,158
退休計劃的僱主供款		**107**	62
		2,703	3,165





37 關聯方交易(續)

產生自銷售/採購貨品/服務之年終餘額	註	二零零五年 人民幣千元	二零零四年 人民幣千元
應收最終控股公司		**5,060**	6,312
應付最終控股公司		**25,468**	19,865
應收同系附屬公司		**51,614**	44,488
減:應收款減值撥備		**(1,682)**	(1,214)
		49,932	43,274
應付同系附屬公司		**62,870**	24,183
應收其他國家控股企業		**368,524**	394,479
減:應收款減值撥備		**(10,580)**	(16,437)
		357,944	378,042
應付其他國家控股企業		**54,918**	143,869

註:

(a) *根據最終控股公司廣州醫藥集團有限公司(「廣藥集團」)與本公司於一九九七年九月一日簽訂之商標許可協議,廣藥集團授予本公司及其附屬公司一項獨佔許可權,本集團於商標許可協議簽訂日期起計十年內可使用38個廣藥集團擁有的商標。本公司同意按照本公司及其附屬公司的總銷售淨額的0.1%支付商標使用費。自二零零五年一月二十五日,一家附屬公司的商標使用費改為銷售淨額2.1%。*

(b) *根據廣藥集團與本公司於一九九七年九月一日簽訂之職工住房服務合同與及於一九九七年十二月三十一日所發出的補充通告,廣藥集團同意為本集團的員工繼續提供職工住房。本公司同意每年按照該等職工住房賬面淨值的6%支付服務費。此職工住房服務合同將於二零零七年十二月三十一日到期。*

(c) *根據廣藥集團與本公司於一九九七年九月一日簽訂之綜合服務合同,廣藥集團同意為本集團提供若干福利設施。本集團同意負責經營、管理及維修該等福利設施與及支付按照一九九七年十二月三十一日止年度該等福利設施的總折舊額而厘定的福利設施服務費,並於每年按去年福利設施服務費的10%遞增。此綜合服務合同將於二零零七年十二月三十一日到期。*


二零零五年年報



37 關聯方交易(續)

(d) 根據廣藥集團與本公司於二零零四年二月六日簽訂之租賃協議及辦公樓租賃協議，廣藥集團授權本公司使用若干樓宇作為貨倉及辦公樓，為期三年半，每年按固定租金收費並會按照由廣州市房地產管理局規定之標準租金作出調整，加上按實際使用量支付之公用設施及其他雜項費用。該協議將於二零零七年八月三十一日到期。

(e) 本公司與共同控制實體、聯營公司、同系附屬公司及其他國家控股企業進行銷售、採購交易之條款均與其他第三方之間的交易的條款相似。

(f) 廣藥集團，即本公司之控股公司，為中國政府直接控制之國有控股企業。中國政府為本公司之最終控股方。除廣藥集團所屬企業外，中國政府直接或間接控制之國有控股企業及其附屬公司均屬於本集團的關聯方。廣藥集團及中國政府均沒有向公眾發佈財務報表。

本集團以批發及零售方式銷售其產品。零售之銷售通過本集團之零售店按照市場價格以現金進行。由於本集團與國有控股企業的僱員、主要管理層人員及其家庭成員，其他關聯方之間的零售交易的普遍性，故沒有可行的方法或可信賴的系統來追蹤此等交易及確保對其披露的完整性。因此，上述披露的產品銷售並不包括與關聯方之零售交易。管理層相信與關聯方之間交易已被充分披露。

此外，與金融機構、各公用事業提供單位、政府部門及機構的正常交易沒有包括在內。

(g) 付給其他國家控股企業之服務費主要為廣告費與宣傳費、商業保險費及運輸費。此等交易按公開市場條款進行。





38 主要附屬公司

以下為於二零零五年十二月三十一日主要附屬公司的名單：

名稱	應佔權益百分比(%)		註冊資本	主要業務
	直接	間接	人民幣	
廣州中一股份有限公司[2]	90.37	6.65	166,000,000	生產中成藥
廣州陳李濟藥廠[1]	100.00	—	94,000,000	生產中成藥
廣州奇星藥廠[1]	100.00	—	82,416,741	投資控股
廣州敬修堂(藥業)股份有限公司[3]	88.40	—	86,232,345	生產中成藥
廣州潘高壽藥業股份有限公司[3]	87.77	—	65,436,232	生產中成藥
廣州星群(藥業)股份有限公司[3]	88.99	—	77,168,904	生產中成藥
廣州醫藥有限公司[2]	90.09	6.90	222,000,000	西藥及醫療器材貿易
廣州市藥材公司[1]	100.00	—	72,026,905	中成藥及中藥材貿易
廣州市醫藥公司健民醫藥連鎖店[1]	—	96.99	10,694,000	批發及零售配方藥物、醫藥設備及有關產品
廣州國欣特醫藥小商品批發部[1]	—	96.99	3,000,000	批發醫藥小商品
廣州健民醫藥經營部[1]	—	96.99	500,000	批發西藥
廣州醫藥進出口公司[1]	100.00	—	2,568,000	醫藥進出口
廣州奇星藥業有限公司[4]	—	75.00	100,000,000	生產中成藥



38 主要附屬公司

以下為於二零零五年十二月三十一日主要附屬公司的名單：(續)

名稱	應佔權益百分比(%) 直接	間接	註冊資本 人民幣	主要業務
廣州市藥材公司中藥飲片廠[1]	—	100.00	3,113,000	加工中藥材
廣州市藥材公司藥粉中草藥批發部[1]	—	100.00	534,000	批發中藥材
廣州市藥材公司經營部[1]	—	100.00	2,083,000	批發及零售中成藥
廣州市藥材公司采芝林藥業連鎖店[1]	—	100.00	3,934,000	零售中藥材及中成藥
廣州市器化醫療設備有限公司[2]	—	89.32	11,880,000	批發及零售醫療器材，化學試劑及器材
廣州漢方現代中藥研究開發有限公司[2]	70.04	2.91	127,764,300	研究與開發中藥材
廣州拜迪生物醫藥有限公司[2]	95.69	—	83,600,000	研究與開發生物製藥
廣州環葉製藥有限公司[2]	59.70	—	6,000,000	生產西藥
廣州國盈新藥特藥批發部[1]	—	96.99	9,070,000	批發西藥及保健產品
廣州廣藥盈邦營銷有限公司[2]	51.00	—	18,407,863	批發西藥及保健產品
廣西盈康藥業有限公司[2]	51.00	—	31,884,529	生產中成藥

除於本年內對廣州拜迪生物醫藥有限公司應佔權益從94.86%改為95.69%外，本公司對其他主要附屬公司的權益與二零零四年十二月三十一日比較沒有改變。

以上主要附屬公司均於中國境內經營。

企業性質：

1 *國營企業*

2 *有限責任公司*

3 *股份制有限公司*

4 *中外合資企業*



備查文件目錄

(一) 載有本公司董事長親筆簽名的年度報告文本；

(二) 載有本公司法定代表人、財務總監簽名並蓋章的會計報表；

(三) 載有廣州羊城會計師事務所有限公司蓋章、註冊會計親筆簽名的審計報告正文及按中國會計準則及制度編製之財務會計報表及羅兵咸永道會計師事務所簽署的審計報告正文及按香港普遍採納之會計原則編製之財務會計報表；

(四) 本報告期內在中國國內《上海證券報》、中國香港《經濟日報》及《The Standard》上公開披露過的本公司文件正本及公告的原稿；

(五) 文件存放地點：中國廣東省廣州市沙面北街45號二樓本公司董事會秘書處。


GPC

Interim Report 2005

二零零五年中期業績報告




GPC
廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

CONTENTS

1. IMPORTANT NOTICE

1.1 The board of directors and all the directors of Guangzhou Pharmaceutical Company Limited ("GPC" or the "Company") collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this interim report and confirm that there are no false information, misleading statements or material omissions in this interim report.

1.2 Mr. Yang Rongming, the Chairman, Mr. Xie Bin, General Manager, Mr. Gao Fang, Financial Controller and Mr. Chen Binghua, Senior Manager of the Finance Department, warrant and confirm the authenticity and completeness of the financial reports contained in this interim report.

1.3 The financial reports of the Company contained in this interim report for the six months ended 30 June 2005 (the "Reporting Period") are unaudited.

1.4 This interim report is prepared in both Chinese and English. In the event of different interpretations, with the exception of the condensed consolidated financial information prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants, the Chinese version shall prevail.

2 COMPANY PROFILE

2.1 COMPANY PROFILE

(1) Legal Chinese name: 廣州藥業股份有限公司
Chinese name abbreviation: 廣州藥業
English name: Guangzhou Pharmaceutical Company Limited
English name abbreviation: GPC

(2) Name of stock exchanges and stock codes of the listed shares:
A Shares: The Shanghai Stock Exchange
Stock code: 600332 Stock name: GZ Phar.

H Shares: The Stock Exchange of Hong Kong Limited
Stock code: 0874 Stock name: GZ Phar.

(3) Registered address and office: 45 Sha Mian North Street, Guangzhou City Guangdong Province, the PRC
Postal code: 510130
Telephone: (8620) 8121 8103
Fax: (8620) 8121 6408
Website: http://www.gpc.com.cn
E-mail: sec@gpc.com.cn
Principal place of business in Hong Kong: Room 2005, 20th Floor Tower Two Lippo Center, 89 Queensway, Hong Kong

(4) Legal representative: Yang Rongming

(5) Company secretary: He Shuhua
Representative of securities affairs: Huang Xuezhen
Address: 45 Sha Mian North Street, Guangzhou City Guangdong Province, the PRC
Telephone: (8620) 8121 8117 / 8121 8086
Fax: (8620)8121 6408
E-mail: hesh@gpc.com.cn / huangxz@gpc.com.cn

(6) Designated newspapers for information disclosure:
Mainland China – Shanghai Securities News
Hong Kong, China – Hong Kong Economic Times
The Standard (English newspaper)

Internet websites for publishing this interim report designated by:
The China Securities Regulatory Commission: http://www.sse.com.cn
The Stock Exchange of Hong Kong Limited: http://www.hkex.com.hk

Place where this interim report is available for inspection: The Secretariat to the board of directors
Guangzhou Pharmaceutical Company Limited
2nd Floor, 45 Sha Mian North Street, Guangzhou City Guangdong Province, the PRC

(7) Other corporate information:
First registration date: 1 September 1997
First place of registration: 45 Sha Mian North Street, Guangzhou City Guangdong Province, the PRC
Registration date for subsequent change: 15 November 2004
Place of registration for subsequent change: 45 Sha Mian North Street, Guangzhou City Guangdong Province, the PRC
Business registration number: 4401011101830
Tax registration number: 44010063320680X

2.2 PRINCIPAL FINANCIAL DATA AND INDICATORS

2.2.1 Financial data and indicators prepared in accordance with Accounting Standards and Systems of the People's Republic of China (the "PRC Accounting Standards and Systems")

Items	**As at 30 June 2005 (Unaudited)** *RMB'000*	As at 31 December 2004 (Audited) *RMB'000*	**Changes as compared with 1 January 2005** *(%)*
Current assets	**3,720,172**	3,494,266	6.47
Current liabilities	**2,545,398**	2,398,058	6.14
Total assets	**5,352,579**	5,182,878	3.27
Shareholders' equity (excluding minority interests)	**2,545,001**	2,440,230	4.29
Net assets per share (RMB)	**3.14**	3.01	4.29
Adjusted net assets per share (RMB)	**3.09**	2.96	4.29

Items	**For the six months ended 30 June 2005 (Unaudited)** *RMB'000*	For the six months ended 30 June 2004 (Unaudited) *RMB'000*	**Changes as compared with the corresponding period of 2004** *(%)*
Net profit	**103,590**	31,809	225.67
Net profit after deducting non-operating items	**110,053**	34,599	218.08
Earnings per share (fully diluted) (RMB)	**0.13**	0.04	225.67
Earnings per share (weighted average) (RMB)	**0.13**	0.04	225.67
Return on net assets (fully diluted) (%)	**4.07**	1.32	an increase of 2.75 percentage points
Return on net assets (weighted average) (%)	**4.17**	1.30	an increase of 2.87 percentage points
Net cash flows from operating activities	**113,648**	124,590	(8.78)

Notes:

(1) The above financial data and indicators are computed based on the consolidated financial statements.

(2) Non-operating items include:

Items	**Amount** *RMB'000*
Losses on disposal of fixed assets	(342)
Government grants and subsidies	190
Losses from short-term investments	(6,111)
Non-operating income and expenses after deducting provision for value impairment of assets	(1,309)
Reversal of provisions for impairments made in the previous years	659
Income tax effect	(178)
Minority interests	(273)
Total	(6,463)

2.2.2 Financial data and indicators prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS")

Summary of assets and liabilities

Items	**As at 30 June 2005 (Unaudited)** ***RMB'000***	As at 31 December 2004 (Audited) *RMB'000*	**Changes as compared with 1 January 2005** ***(%)***
Current assets	**3,722,117**	3,497,539	6.42%
Current liabilities	**2,582,125**	2,450,033	5.39%
Total assets	**5,575,397**	5,413,438	2.99%
Total liabilities	**2,729,940**	2,655,559	2.80%
Net assets	**2,648,275**	2,545,592	4.03%
Net assets per share (RMB)	**3.266**	3.139	4.03%

Summary of results

Items	**For the six months ended 30 June 2005 (Unaudited)** ***RMB'000***	For the six months ended 30 June 2004 (Unaudited) *RMB'000*	**Changes as compared with the corresponding period of 2004** ***(%)***
Profit before income tax	**185,607**	88,570	109.56%
Profit attributable to equity holders of the Company	**122,956**	34,076	260.83%
Earnings per share (RMB)	**0.152**	0.042	260.83%

2.2.3 Reconciliation of 2005 interim net assets and results prepared in accordance with PRC Accounting Standards and Systems and HKFRS

	As at 30 June 2005 (Unaudited) ***RMB'000***	As at 31 December 2004 (Audited) *RMB'000*
Net assets under PRC Accounting Standards and Systems	**2,545,001**	2,440,230
Intangible assets capitalised	**42,548**	48,125
Difference arising from fixed assets revaluation	**126,202**	130,833
Deferred government grants income	**(4,619)**	(3,243)
Provision for employee benefits in medical insurance	**(56,599)**	(61,306)
Provision for deferred taxation	**11,242**	5,981
Difference in minority interests	**(13,603)**	(15,028)
Impairment on goodwill	**(1,897)**	—
Net assets under HKFRS	**2,648,275**	2,545,592

	For the six months ended 30 June 2005 (Unaudited) ***RMB'000***	For the six months ended 30 June 2004 (Unaudited) *RMB'000*
Net profit under PRC Accounting Standards and Systems	**103,590**	31,809
Amortisation of intangible assets	**(5,180)**	(5,223)
Additional depreciation on revalued fixed assets	**(988)**	(988)
Government grants recognised as income	**297**	1,100
Provision for employee benefits in medical insurance	**2,985**	2,738
Deferred taxation, net impact	**5,262**	7,449
Negative goodwill arising from the additional investment of an external investor into a subsidiary	**19,819**	—
Impairment on goodwill	**(1,897)**	—
Difference in minority interests	**(932)**	(2,809)
Profit attributable to equity holders of the Company under HKFRS	**122,956**	34,076

3. CHANGE IN SHARE CAPITAL AND SHAREHOLDINGS OF MAJOR SHAREHOLDERS

3.1 CHANGE IN SHARE CAPITAL

During the Reporting Period, there was no change in the capital structure of the Company.

3.2 SHAREHOLDINGS OF MAJOR SHAREHOLDERS

3.2.1 As at 30 June 2005, there were 41,690 shareholders in total, including two shareholders holding the state-owned shares, 41,651 shareholders holding the Renminbi denominated domestic shares (A shares) and 37 shareholders holding the overseas listed foreign shares (H shares).

3.2.2 As at 30 June 2005, the ten largest shareholders of the Company and their shareholdings were as follows:

Shareholders	Changes in no. of shares held during the Reporting Period	No. of shares held as at 30 June 2005	Type of shares	% of the issued share capital	Nature of shares
Guangzhou Pharmaceutical Holdings Limited ("GPHL") (Note 1)	0	491,000,000	Unlisted	Approximately 60.55	State-owned shares
HKSCC Nominees Limited (Note 2)	36,000	218,214,999	Listed	Approximately 26.91	H shares
China Greatwall Asset Management Corporation	0	22,000,000	Unlisted	Approximately 2.71	State-owned shares
Yulong Securities Investment Fund	1,996,542	1,996,542	Listed	Approximately 0.25	A shares
Bank of China – China AMC Return Fund	1,713,043	1,713,043	Listed	Approximately 0.21	A shares
Shenyin Wanguo – Citibank – UBS Limited	1,432,329	1,432,329	Listed	Approximately 0.18	A shares
China Merchants Securities – Stanchart – ING Bank N.V.	1,044,212	1,044,212	Listed	Approximately 0.13	A shares
Guotai Junan – CCB – The Hongkong and Shanghai Banking Corporation Limited	940,290	940,290	Listed	Approximately 0.12	A shares
HSBC Nominees (Hong Kong) Limited	3,000	866,000	Listed	Approximately 0.11	H shares
Chen Shao Bin	799,999	799,999	Listed	Approximately 0.10	A shares

Notes:

1) During the Reporting Period, GPHL, the controlling shareholder of the Company, disposed of part of its interests in the Company's shares for the purpose of financing the debt restructuring of Guangzhou Baiyunshan Pharmaceutical Co., Ltd.("BYSCL"). The total number of the shares involved was 115,440,000 shares, in which 12,480,000 shares were planned to be transferred to BYSCL and the relevant procedures had been underway. 56,010,000 shares which were previously pledged were frozen on 11 April 2005 (The frozen period was from 11 April 2005 to 10 April 2006). At present, 102,960,000 shares of the Company held by GPHL are still pledged.

2) As notified by HKSCC Nominees Limited, the H shares under its name were held on behalf of its several clients.

3) The Company is not aware of any connection among the above shareholders, or whether they are persons acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholders' Shareholding in Listed Companies".

3.2.3 As at 30 June 2005, the interests and short positions of persons (not being the Directors, Supervisors or Senior Management of the Company) in the shares and underlying shares of the Company, which were required to notify the Company and The Stock Exchange of Hong Kong Limited (the "HKEX") pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO") (Chapter 571 of the Laws in Hong Kong) and which have to be recorded in the register maintained by the Company under section 336 of the SFO were as follows:

Shareholders	Nature of shares	No. of shares held (share)	% of total issued state - owned shares	% of total issued H shares
GPHL	State-owned shares	491,000,000	95.71%	—
China Greatwall Asset Management Corporation	State-owned shares	22,000,000	4.29%	—
The Hong Kong and Shanghai Banking Corporation Limited	H shares	46,562,694	—	21.17
Shenyin Wanguo Securities (Hong Kong) Limited	H shares	18,326,000	—	8.33
HSBC Broking Securities (Hong Kong) Limited	H shares	16,170,000	—	7.35
Guotai Junan Securities (Hong Kong) Limited	H shares	15,698,000	—	7.14
Citibank N. A.	H shares	13,408,000	—	6.10
Morga Stanley Dean Witter Hong Kong Securities Ltd	H shares	13,166,870	—	5.99

As far as the Directors are aware and other than those listed above, there was no other person or body corporation having an interest or short position in the shares and underlying shares of the Company as at 30 June 2005 which represents 5% or more of any class of the issued share capital of the Company.

3.2.4 As at 30 June 2005, the ten largest shareholders holding the listed shares of the Company and their shareholdings were as follows:

Shareholders	No. of listed shares held	Nature of shares
HKSCC Nominees Limited	218,214,999	H shares
Yulong Securities Investment Fund	1,996,542	A shares
Bank of China - China AMC Return Fund	1,713,043	A shares
Shenyin Wanguo - Citibank-UBS Limited	1,432,329	A shares
China Merchants Securities - Stanchart - ING Bank N.V.	1,044,212	A shares
Guotai Junan - CCB -The Hongkong and Shanghai Banking Corporation Limited	940,290	A shares
HSBC Nominees (Hong Kong) Limited	866,000	H shares
Chen Shao Bin	799,999	A shares
Shenyin Wanguo - HSBC - Merrill Lynch International	790,438	A shares
Jingye Securities Investment Fund	776,700	A shares

Notes:

1) As notified by HKSCC Nominees Limited, the H shares under its name were held on behalf of its several clients.

2) The Company is not aware of any connection among the above ten shareholders, or whether they are persons acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholders' Shareholding in Listed Companies".

3.2.5 During the Reporting Period, there was no change in the controlling shareholder of the Company.

3.3 PUBLIC FLOAT

Based on the available public information and to the best knowledge of the Directors, the Company has maintained sufficient public float as at the latest practicable date prior to the date of this interim report.

3.4 PRE-EMPTIVE RIGHTS

According to the laws of the PRC and the Articles of Association of the Company, there is no pre-emptive right which would oblige the Company to issue new shares to the existing shareholders on a pro-rata basis.

3.5 NEITHER THE COMPANY NOR ANY OF ITS SUBSIDIARIES HAD PURCHASED, SOLD OR REDEEMED ANY OF THE COMPANY'S SHARES DURING THE REPORTING PERIOD.

4. DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND STAFF

4.1 DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S INTEREST IN SHARES

4.1.1 As at 30 June 2005, the Directors', Supervisors' and Senior Management's interest in A Shares of the Company were as follows:

Name	Position	Shares held as at 1 January 2005 (share)	Shares held as at 30 June 2004 (share)	Reason for change
Yang Rongming	Chairman	—	—	—
Zhou Yuejin	Vice Chairman	28,900	28,900	—
Xie Bin	Director, General Manager	1,000	1,000	—
Feng Zansheng	Director	—	—	—
Wu Zhang	Independent Director	—	—	—
Wong Hin Wing	Independent Director	—	—	—
Zhang Heyong	Independent Director	—	—	—
Chen Canying	Chairman of the Supervisory Committee	9,800	9,800	—
Ouyang Qiang	Supervisor	10,100	10,100	—
Zhong Yugan	Supervisor	—	—	—
He Shuhua	Deputy General Manager and Company Secretary	27,700	27,700	—
Su Guangfeng	Deputy General Manager	—	—	—
Gao Fang	Financial Controller	—	—	—

Note: According to the long-term incentive scheme approved at the Company's first Extraordinary General Meeting of 2002, Senior Management of the Company is entitled to an incentive bonus, provided that the targeted operating profit of the relevant year is achieved. Part of the bonus has been used to subscribe for the Company's RMB denominated ordinary shares (A shares) and such tradings have been reported to the Shanghai Stock Exchange ("SSE") in accordance with relevant rules and regulations.

4.1.2 Directors, Supervisors and Senior Management's interests and short positions in the shares and underlying shares of the Company or any associated corporations.

(1) As at 30 June 2005, the interests or short positions of the Directors, Supervisors and Senior Management in the shares and underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which were notified to the Company and the HKEX pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be recorded in the register referred therein, or which were required pursuant to the Model Code for Securities Transactions by directors of listed companies (the "Model Code") contained in the Rules Governing the Listing of Securities on the HKEX (the "Listing Rules") to be notified to the Company and the HKEX were as follows:

Directors

Name	Type of interest	Company	Number of shares
Zhou Yuejin	Personal	the Company (A shares)	28,900
Xie Bin	Personal	the Company (A shares)	1,000

Supervisors

Name	Type of interest	Company	Number of shares
Chen Canying	Personal	the Company (A shares)	9,800
	Personal	Guangzhou Wang Lao Ji Pharmaceutical Company Limited	22,150
Ou Yangqiang	Personal	the Company (A shares)	10,100

Senior Management

Name	Type of interest	Company	Number of shares
He Shuhua	Personal	the Company (A shares)	27,700

* The shares above, except those in the Company (A shares), are staff shares.

(2) Save as disclosed above, as at 30 June 2005, none of the Directors, Supervisors, Senior Management and their associates had any personal, family, corporate or other interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would have to be notified to the Company and HKEX pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be recorded in the register referred therein, or which were required, pursuant to the Model Code, to be notified to the Company and HKEX.

4.2 APPOINTMENTS AND RESIGNATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

(1) As approved at the 11th meeting of the Third Session of the board of directors of the Company held on 27 April 2005, Mr.He Shuhua resigned from directorship for work reasons.

(2) At the 2004 annual general meeting of the Company held on 30 June 2005, Mr. Xie Bin was elected as an Executive Director of the Third Session of the board of directors of the Company, with effect from the date of appointment up to the date when the members of the new session of the board of directors are elected.

(3) At the 11th meeting of the third session of the board of directors of the Company held on 30 June 2005, Mr. Su Guangfeng was appointed as the Duputy General Manager of the Company, with effect from the date of appointment date up to the when the members of the new session of the board of directors are elected.

4.3 DURING THE REPORTING PERIOD, THE NUMBER OF THE COMPANY'S EMPLOYEES WAS APPROXIMATELY 8,330. THE REMUNERATION POLICY OF THE EMPLOYEES HAD NO MATERIAL CHANGES COMPARED WITH THAT OF THE PREVIOUS REPORTING PERIOD. THE TOTAL STAFF COSTS FOR THE FIRST HALF OF 2005 WAS RMB315,569,000.

5. MANAGEMENT DISCUSSION AND ANALYSIS

(Unless otherwise stated, the financial data contained in this report is extracted from the accounts prepared in accordance with PRC Accounting Standards and Systems)

The Company and its subsidiaries (collectively the "Group") are principally engaged in (1) manufacture and sales of Chinese Patent Medicine ("CPM"); (2) wholesale, retail, import and export of western and Chinese pharmaceutical products and medical apparatus; and (3) research and development of natural medicine and biological medicine.

5.1 ANALYSIS OF OPERATING RESULTS

During the Reporting Period, the Group has, firstly, adjusted and enhanced its management team and strengthened the assessment on business target management of the subordinated enterprises. Secondly, it has strengthened supervision on and management of the business operations of the subordinated enterprises. Designated directors were appointed to the subordinated enterprises and participated in the decision-making process regarding significant business policies of the subordinated enterprises, to standardize and strengthen their internal management. Analysis of the operation conditions were carried out regularly and the application of the finance monitoring system has been promoted. The Company's supervision and control over these subordinated enterprises were reinforced thus enhancing the quality of operations and economies of scale of these subordinate enterprises. Thirdly, the Group worked aggressively to speed up the progress of internal resources integration and amalgamation. The Group strived for the best on the uniform procurement of traditional Chinese medicine, raw materials in bulk, packing materials and imported materials, enhanced the cooperation between the Group's manufacturing enterprises and trading enterprises and made full use of the wholesale and retail networks of trading business with a view of expanding the Group's market share. Meanwhile, the Group's internal fund management was enhanced endeavoring to lower finance costs of its subordinated enterprises. The Group continued its efforts on brand-name establishment and integration of our sales network and resources for sales fleet, increased its efforts on advertisement and publicity and promotion on technology, and has actively developed the end market of key hospitals, retail drugstores and communities so as to increase the market share of its products. Besides, the Group paced up the reform of its subsidiary, Guangzhou Chinese Medicine Corporation ("Chinese Medicine Corporation") and put all its efforts in developing the core traditional Chinese medicine business of Chinese Medicine Corporation. The implementation of the series of measures above has achieved a good result. During the Reporting Period, the operating results of the Group have been significantly improved compared with the corresponding period of the previous year.

According to PRC Accounting Standards and Systems, turnover of the Group for the Reporting Period was approximately RMB4,596,172,000, representing an increase of 15.17% over that of the same period of last year. Gross profit was approximately RMB170,705,000, representing an increase of 87.48% over that of the same period of last year. Net profit was approximately RMB103,590,000, representing an increase of 225.67% over that of the same period of last year.

According to HKFRS, turnover of the Group for the Reporting Period was approximately RMB4,596,172,000, representing an increase of 15.17% over that of the same period of last year. Profit before income tax was approximately RMB185,607,000, representing an increase of 109.56% over that of the same period of last year. Profit attributable to equity holders of the Company was approximately RMB122,956,000, representing an increase of 260.83% over that of the same period of last year.

An analysis of the Group's turnover and gross profit from CPM manufacturing operations (the "Manufacturing Operations") and trading operations (the "Trading Operations") for the first half of 2005 is set out as follows:

	Turnover		Cost of sales		Gross profit	
By segment	**Under PRC Accounting Standards and Systems** *RMB'000*	**Under HKFRS** *RMB'000*	**Under PRC Accounting Standards and System** *RMB'000*	**Under HKFRS** *RMB'000*	**Under PRC Accounting Standards and System** *RMB'000*	**Under HKFRS** *RMB'000*
Manufacturing	1,140,259	1,140,259	532,579	532,579	607,680	607,680
Trading	3,455,913	3,455,913	3,248,533	3,248,533	207,380	207,380
Including: Wholesale	3,208,996	3,208,996	3,039,557	3,039,557	169,439	169,439
Retail	148,735	148,735	118,009	118,009	30,726	30,726
Import and export	98,182	98,182	90,967	90,967	7,215	7,215
Total	4,596,172	4,596,172	3,781,112	3,781,112	815,060	815,060

Geographical analyses of sales from the Manufacturing Operations and Trading Operations are set out as follows:

Region	Manufacturing Operations Sales RMB'000	Manufacturing Operations % to total turnover of Manufacturing Operations	Trading Operations Sales RMB'000	Trading Operations % to total turnover of Trading Operations	Total Sales RMB'000	Total % to total turnover
Southern China	687,955	60.33	3,024,235	87.51	3,712,190	80.77
Eastern China	175,047	15.35	146,684	4.25	321,731	7.00
Northern China	100,243	8.79	60,619	1.75	160,862	3.50
North-eastern China	68,592	6.02	31,458	0.91	100,050	2.18
South-western China	62,205	5.46	112,980	3.27	175,185	3.81
North-western China	36,887	3.23	34,582	1.00	71,469	1.55
Export	9,330	0.82	45,355	1.31	54,685	1.19
	1,140,259	100	3,455,913	100	4,596,172	100

5.1.1 CPM manufacturing operations

According to PRC Accounting Standards and Systems, turnover of the Group's Manufacturing Operations for the Reporting Period was approximately RMB1,140,259,000, representing an increase of 16.07% over that of the same period of 2004. Gross profit was approximately RMB136,247,000, representing an increase of 33.33 % over that of the same period of 2004.

According to HKFRS, turnover of the Group's Manufacturing Operations for the Reporting Period was approximately RMB1,140,259,000, representing an increase of 16.07% over that of the same period of 2004. Profit before income tax was approximately RMB152,286,000, representing an increase of 53.27% over that of the same period of 2004.

During the Reporting Period, the Group has taken the following measures in its Manufacturing Operations: (i) it has endeavored to further strengthen the promotion and marketing in its major products such as Xiao Ke Wan, Hua Tuo Zai Zao Wan, Xia Sang Ju and the series of Wang Lao Ji Liang Cha to ensure that market sales of the major products continue to increase. Meanwhile, it has also facilitated aggressively the market planning of our key nurturing products such as Wu Ji Bai Feng Wan, An Shen Bu Nao Ye and cough and phlegm clearing medicines and promoted the introduction of products to major hospitals and the construction of sales network and teams, strengthening the marketing and promotion of products so as to expand the market share of its products; (ii) it has endeavored to further enhance the marketing and promotion in the end market of retails and futher expand rural markets and markets outside the Guangdong Province to improve the market share. Since this year, the Company and its subordinated enterprises have held large-scale business sodalities and products introduction meetings in major cities of the country on a monthly basis, strengthening the connections and communications between its enterprises and distributors and improving the corporate identity and the brand popularity; and (iii) it has strengthened the business cooperation between the manufacturing enterprises and trading enterprises of the Group and endeavored to expand the market share of the Group's products by taking full advantage of the wholesale and retail networks of the Trading Operations.

After the implementation of the aforesaid measures, there were 38 products whose sales income exceeded RMB5 million for the first half of 2005, and the total sales revenue of which accounted for 87.87% of the turnover of the Manufacturing Opertions for the Reporting Period. During the Reporting Period, sales income of certain main products, including Xiao Ke Wan, Xia Sang Ju Ke Li, Wang Lao Ji Qing Liang Cha, She Dan Chuan Bei Pi Pa Gao, Chuan Bei Pi Pa Lu, She Dan Chuan Bei Pi Pa Ye, Mi Lian Chuan Bei Pi Pa Gao and Wu Ji Bai Feng Wan, have significantly increased by 17.69%, 40.13%, 153.13%, 71.17%, 37.85%, 48.47%, 84.27% and 15.16% respectively as compared with the corresponding period of 2004.

Analysis of sales of major products of the Manufacturing Operations for the Reporting Period is as follows:

Products	**Sales Income** *RMB'000*	**Gross profit** *RMB'000*
Heat clearing and anti-toxic medicine	286,677	140,154
Diabetic medicine	213,625	141,401
Cough and phlegm clearing medicine	146,810	85,005
Arthritic medicine	113,074	72,121
Gastric medicine	56,338	25,447
Other products	323,735	143,552

During the Reporting Period, the rate of expenses of the Manufacturing Operations fell by 1.61 percentage points over that of the same period of 2004. The profit of the Company in the first half improved mainly due to an increase in the sales income and a decrease in the rate of expenses in respect of the Manufacturing Operations.

5.1.2 Pharmaceutical trading operations (including wholesale, retail, import and export)

Turnover of the Group's Trading Operations for the Reporting Period prepared under PRC Accounting Standards and Systems was approximately RMB3,455,913,000, representing an increase of 14.88% over that of the same period of 2004. Gross profit was approximately RMB34,458,000, an increase of RMB45,589,000 representing a growth of 409.59% as compared with the same period of 2004.

Turnover of the Group's Trading Operations for the Reporting Period prepared under HKFRS was approximately RMB3,455,913,000, representing an increase of 14.88% over that of the same period of 2004. Profit before income tax was approximately RMB33,321,000, an increase of RMB44,110,000 representing an increase of 408.84% over that of the same period of 2004.

During the Reporting Period, the Group's Trading Operations mainly focused on the following aspects: (i) they continued active development as agent and distributor for prestigious pharmaceutical products, actively seeking and developing characteristic products with promising market prospect, and endeavoured to expand sales in the wholesale market. Meanwhile, they tried to exploit new lines of products for sales as agent, and enhance new economic growths. (ii) additional efforts were made to expand the sales market of hospitals by enhancing the capability of the hospital marketing teams. In addition, they also made an earnest effort in improving the bidding and supplying for hospitals with a wider range of medicines to increase the sales volume through hospital channels. (iii) they expedited the process of resources integration within the Group, and facilitated the purchases, supplies and services of traditional Chinese medicine, raw materials in bulk and imported materials. Meanwhile, they strengthened the cooperation with the Group's manuafacturing enterprises and took full advantage of the huge distribution network established to expand the proportion of sales of the Group's products.

In the first half of 2005, as affected by the market entry of large number of pharmacies offering lower selling price, the gross margin ratio of the Group's Trading Operations continued to drop. In the first half of 2005, the gross margin ratio of the Group's Trading Operations was 6%, a decrease of 0.42 percentage point as compared with the gross margin ratio of 6.42% in the first half of 2004, which adversely affected the profit growth of the Group's Trading Operations.

As at 30 June 2005, the Group has 160 chain pharmacies, including 86 "Cai Zhi Lin" chain pharmacies which specialize in traditional Chinese medicine 73 "Jian Min" chain pharmacies which specialize in western medicine and 1 Ying Bang Pharmacy.

During the Reporting Period, the growth in the Group's Trading Operations profit was primarily contributed by the significant improvement of the operating results of the Company's subsidiary, Chinese Medicine Corporation.

5.2 THE OPERATING RESULTS OF THE COMPANY'S MAIN ENTERPRISES FOR THE REPORTING PERIOD

Name	Equity interest directly held by the Company (%)	Sales revenue RMB'000	Total profit RMB'000	Net profit RMB'000
Guangzhou Xing Qun Pharmaceutical Co., Ltd	88.99	154,105	24,807	16,621
Guangzhou Zhong Yi Pharmaceutical Co., Ltd	90.36	299,351	66,066	44,264
Guangzhou Chen Li Ji Pharmaceutical Factory	100	120,905	21,172	14,239
Guangzhou Qi Xing Pharmaceutical Co., Ltd	75	179,840	24,236	18,397
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd	88.4	80,093	(1,188)	(1,188)
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd	87.77	136,124	12,633	8,830
Guangzhou Wang Lao Ji Pharmaceutical Co., Ltd	48.0465	213,186	34,871	32,201
Guangzhou Huan Ye Pharmaceutical Co., Ltd	59.7	15,699	172	115
Guangxi Ying Kang Pharmaceutical Co., Ltd	51	10,745	(4,527)	(4,527)
Guangzhou Bai Di Bio-technology Co., Ltd	94.87	659	(3,552)	(3,552)
Guangzhou Han Fang Contemporary Medicine Research & Development Co., Ltd	70.04	365	(4,100)	(4,100)
Guangzhou Pharmaceutical Corporation	90.09	3,266,514	36,732	26,815
Chinese Medicine Corporation	100	341,767	(163)	(185)
Guangzhou Pharmaceutical Import & Export Corporation	100	128,883	113	(458)
Guangzhou Guangyao Ying Bang Marketing Co., Ltd	51	100,300	960	408
Total		5,048,536	208,232	147,880

5.3 DURING THE REPORTING PERIOD, THE COMPANY DID NOT CARRY OUT ANY OTHER BUSINESS OPERATION WHICH HAS SIGNIFICANT IMPACT ON THE GROUP'S NET PROFIT.

5.4 DURING THE REPORTING PERIOD, THE COMPANY HAD NO INVESTMENT WHICH DERIVED INVESTMENT INCOME EQUAL TO 10% OR MORE OF THE COMPANY'S NET PROFIT.

5.5 THE COMPANY'S INVESTMENTS

5.5.1 Use of net proceeds from the issue of A shares

As at the end of the Reporting Period, the use of the proceeds from the issue of A shares was in line with the undertakings made in the prospectus for the issue of A shares.

Category	Name of Projects	Budgeted injection under the offering plan *RMB'000*	Accumulated amount injected as at the end of the Reporting Period *RMB'000*	Status of completion *(%)*
Projects for the technology upgrade and industrialization of new products				
Pills	Xiao Ke Wan upgrade	29,800	29,800	100
	Bao Ji Wan upgrade	11,000	11,000	100
	Industrilisation of Wei Re Qing	29,000	24,550	85
	Introduction of speedy automation technology for pill production	11,000	11,000	100
	Technology upgrade of Hua Tuo Zai Zao Wan	17,000	17,000	100
	Technology upgrade of throat, spleen and intestine pills	29,100	19,300	80
Syrup	Technology upgrade for syrup production	29,500	29,500	100
	Industrialisation of Ke Gan Li Yan Syrup	19,600	19,600	100
Granules	Technology upgrade of Xu Han Ting Granules	12,000	12,000	100
	Introduction of speedy automation of granules upgrade	29,900	29,900	100
	Technology upgrade of flu granules for children	23,000	23,000	100
Tablets	Industrilisation of Fu Yan Xiao Solutable Tablets	29,500	23,540	80
	Technology upgrade of spleen, intestine and pimples tablets	17,800	17,800	100
	Technology upgrade of syrup workshops	29,500	29,500	100
	Technology upgrade of suppository workshops	12,000	12,000	100
Industrialization foundations				
Modernisation of extraction and purification technology foundation		29,900	29,900	99
Critical purification of CO_2 technology foundation		29,900	29,900	99
Trading				
Expansion of chain pharmacies				
"Jian Min"		89,300	88,760	100
"Cai Zhi Lin"		59,500	29,110	65
Logistics centre upgrade		20,000	20,000	100
ERP upgrade for the Trading Operations		20,000	16,220	81
Bio-tech research centre		80,000	72,250	78
Additional working capital		79,690	79,690	
Total		737,990	675,320	

Note: The net proceeds from the issue of A shares were approximately RMB73,990,000. The portion exceeding the budgeted proceeds (amounting to approximately RMB29,690,000) was used as additional working capital.

5.5.2 Explanatory note on return on projects and delay in completion of certain projects:

During the Reporting Period, additional sales and gross profit from the completed projects amounted to RMB1,692,830,000 and RMB269,590,000 respectively.

5.6 FINANCIAL CONDITIONS (PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS AND SYSTEMS)

5.6.1 Change of major accounting items

Items	For the six months ended June 2005 *RMB'000*	For the six months ended June 2004 *RMB'000*	Changes Amount *RMB'000*	Changes Increase/ decrese *(%)*
Revenues from principal operations	**4,596,172**	3,990,694	605,478	15.17
Profit from principal operations	**801,459**	704,734	96,725	13.73
Financial expenses	**24,823**	17,685	7,138	40.36
Income tax	**60,005**	52,939	7,066	13.35
Net profit	**103,590**	31,809	71,782	225.67
Net increase in cash and cash equivalents	**(89,448)**	44,574	(134,022)	(300.67)

Items	As at 30 June 2005 *RMB'000*	As at 31 December 2004 *RMB'000*	Changes Amount *RMB'000*	Changes Increase/ decrese *(%)*
Total assets	**5,352,579**	5,182,878	169,701	3.27
Accounts receivable	**1,258,719**	967,659	291,060	30.08
Notes receivables	**304,437**	185,210	119,228	64.37
Inventories	**1,048,905**	1,077,925	(29,020)	(2.69)
Net fixed assets	**1,290,812**	1,371,795	(80,983)	(5.90)
Accrued expenses	**30,889**	9,231	21,658	234.62
Other payables	**208,130**	265,572	(57,443)	(21.63)
Long-term loans	**30,000**	109,500	(79,500)	(72.60)
Share capital	**810,900**	810,900	—	—
Shareholders' equity	**2,545,001**	2,440,230	104,771	4.29

5.6.2 Explanatory notes on the accounting items with changes of 30% or more as compared with the comparative figures at the beginning of the year (or a comparison between the Reporting Period and the same period of last year):

(1) Financial expenses increased by 40.36% as compared with the same period of last year. This was mainly due to: (i) increase of interest expenses on account of increase in the amounts of borrowings for the Reporting Period; and (ii) increase of handling expenses charged by financial institutions during the Reporting Period as the Group was mainly financed by way of discounting of notes receivable and transfer of accounts receivable.

(2) Net profit increased by 225.67% as compared with the same period of last year, as a result of substantial increase of income from principal operations and decrease of rate of expenses for the Group during the Reporting Period; at the same time, the operating results of the Company's subsidiary, Chinese Medicine Corporation, improved significantly during the Reporting Period.

(3) The amount of accounts receivable at the end of period increased by 30.08% as compared with the beginning of the year, as a result of increase in income of the main operations of the Group and the extension of the repayment period of the goods to hospitals, because of the further expansion of the tender scope of hospital pharmaceutical purchase.

(4) The amount of notes receivable at the end of period increased by 64.37% as compared with the beginning of the year, mainly as a result of more frequent use of bills for settlement by customers of the Group in the Reporting Period.

(5) The amount of accrued expenses at the end of period increased by 234.62% as compared with the beginning of the year, as a result of increase of incurred but not settled relevant expenses, such as advertising expenses and POS expenses.

(6) The amount of long-term loans at the end of period decreased by 72.6% as compared with the beginning of the year, mainly as a result of the transfer of long-term loans due within one year as at the end of the Reporting Period to "long-term liabilities due within one year".

5.6.3 Liquidity, financial resources and capital structure

As at 30 June 2005, the current ratio of the Group was 1.46 and the quick ratio was 1.01. Accounts receivable turnover rate was 9.66, and annual inventory turnover rate was 7.12, representing an increase of 5.04% and 3.98% respectively as compared with the same period of 2004.

As at 30 June 2005, long-term borrowings of the Group amounted to RMB129,500,000 (as at 31 December 2004: RMB157,180,000). These borrowings are fixed interest loans denominated in RMB, out of which RMB99,500,000 will be repayable in 2006 and RMB30,000,000 will be repayable in 2007. As at 30 June 2005, cash and cash equivalents of the Group amounted to RMB791,377,000 (as at 31 December 2004: RMB880,825,000), of which approximately 97.07% is denominated in RMB and 2.93% is denominated in foreign currencies such as Hong Kong dollars.

5.6.4 Capital expenditure

The Group expected that capital expenditure for the year 2005 will be approximately RMB258 million (2004: RMB329 million) and actual expenditure in the first half of 2005 amounted to RMB68,700,000 (the corresponding period in 2004: RMB127 million). The Group has sufficient financial resources to meet the demand for capital expenditure and daily working capital requirements.

5.6.5 Exposure to fluctuations in exchange rate

As the majority of revenues, expenses, assets and liabilities of the Group are denominated in RMB, the Group does not have significant exposure to fluctuations in exchange rate.

5.6.6 Contingent liabilities

Up to 30 June 2005, the Group has no significant contingent liabilities.

5.6.7 Charge on Group assets

As at 30 June 2005, the net book value of fixed assets pledged as security for bank loans granted to the Group amounted to RMB124,913,000.

5.7 THE ISSUES AND DIFFICULTIES ENCOUNTERED IN OPERATIONS AND OPERATION PLANS FOR THE SECOND HALF OF 2005

The following factors had certain impact on the Group's operations, including the implementation of the national restriction on the prices of pharmaceutical products, production cost of the Manufacturing Operations increased as a result of the implementation of GMP renovation, and continuous decrease of the gross profit margin of the Trading Operations.

In the second half of 2005, the Company will develop the principal business and cultivate new growth in profit, while keep on improving the management structure and strengthening the management and regulation, to reach the goal of operations of 2005. The business plans for the second half of 2005 include:

(1) Continuous strengthening of the market planning and regulation of Xiao Ke Wan, Hua Tuo Zai Zao Wan and other main products, focusing on the market planning for the development of key products, and prompt setting up of a group of new main products.

(2) Continuous expediting of the progress of internal resource integration, focusing on the integrated purchase and supply of Chinese medicine, raw materials in bulk, packaging materials and import stuffs while taking full advantage of the wholesale and retail network of the Trading Operations to enlarge the market share of products of the Group.

(3) Strengthening of fundamental management, reasonably minimising of operating costs and expenses, improving of the utilization rate of capital, further strengthening of the management of receivables and reduction of operating risks.

(4) Continuous strengthening of the core business of Chinese Medicine Corporation, and focusing on a turnaround for such company.

(5) Additional efforts in soliciting more business and investment and active identification of opportunities for cooperation with top pharmaceutical companies, both domestic and abroad, and merger and acquisition of suitable domestic pharmaceutical companies.

6. MAJOR EVENTS

6.1 CORPORATE GOVERNANCE OF THE COMPANY

During the Reporting Period, the Company's general meetings, the Board of directors, the Supervisory Committee and its Senior Management have been operating in strict compliance with the PRC Company Law , the PRC Securities Law, the Code on Corporate Governance Practices for Listed Companies issued by the Chinese Securities Regulatory Commission (referred as "CSRC") and the relevant laws and regulations and other requirements provided in the governing documents.

During the Reporting Period, the Company amended the Company's Articles of Association, the Rules of Shareholders' Meetings, the Rules of Board Meetings and the Rules of the Supervisory Committee in accordance with Certain Requirements on Strengthening the Protection of the Interests of Shareholders of the Public Shares, the Listing Rules of SSE, the Listing Rules of HKEX and the Notice of Transmitting the 'Notice of Supervising the Amendment to the Articles of Association of Listed Companies' issued by Guangdong office of CSRC at the 11th meeting of the 3rd Session of the Board of Directors held on 27 April 2005, and such resolutions were considered and approved at the 2004 Annual General Meeting.

As at the end of the Reporting Period, there is no material difference between the actual condition of the Company's corporate governance and the requirements in the relevant documents issued by the CSRC.

6.2 EXECUTION OF PROFIT DISTRIBUTION SCHEME AND INCREASE IN SHARE CAPITAL FROM CAPITAL RESERVE OR ISSUE OF NEW SHARES OF THE COMPANY FOR 2004

(1) Pursuant to the resolutions on profit and dividend distribution passed at the 2004 Annual General Meeting, which was held on 30 June 2005, the approved 2004 final dividend, in cash, to all shareholders of the Company was RMB0.25 (including withholding tax for A shares) for every 10 shares held, based on the total share capital of 810,900,000 shares at the end of 2004;

(2) On 18 July 2005, the approved final dividend of RMB0.025 per share for the year 2004 was paid to the Company's H shares holders whose name appeared on the register of the Company as at 31 May 2005;

(3) According to the announcement for 2004 final dividend published in Shanghai Securities News in the PRC on 13 July 2005, the registration date for A shares was 18 July 2005, the ex-dividend date was 19 July 2005 and the dividend payment date was 26 July 2005;

(4) During the Reporting Period, the Company did not propose any new issue of Shares.

6.3 INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2005 nor propose any increase in share capital from the capitalisation of capital reserve.

6.4 DURING THE REPORTING PERIOD, THE GROUP HAS NO SIGNIFICANT LITIGATION OR ARBITRATION.

6.5 DURING THE REPORTING PERIOD, THE COMPANY HAD NO SIGNIFICANT PURCHASE AND DISPOSAL OF ASSETS (INCLUDING SUBSIDIARIES OR ASSOCIATED COMPANIES) NOR MERGER AND ACQUISITION ACTIVITIES.

6.6 CONNECTED TRANSACTIONS

The Group, GPHL and its subsidiaries together with their respective associates sell to each other pharmaceutical products, medical raw materials, medical apparatus and packaging materials. These transactions are normal business transactions of the Group. In order to facilitate the production and operation of both parties, the Company and GPHL entered into the amended agreement for connected transactions in respect of purchases and sales on 27 April 2005. According to the respective listing rules of SSE and HKEX, the transactions constituted connected transactions. The agreement was considered at the 11th meeting of the 3rd Session of the Board of Directors held on 27 April 2005, and in respect of which, the Non-executive Independent Directors expressed independent opinion. The above connected transactions were considered and passed by the independent shareholders at the 2004 Annual General Meeting held on 30 June 2005.

For details, please refer to the announcements published in Shanghai Securities News in the PRC, Hong Kong Economic Times and The Standard on 28 April 2005, 1 July 2005 and 4 July 2005 respectively.

The procedures for the above connected transactions have been made in strict compliance with relevant laws and regulations.

Details of connected party transactions entered into in the ordinary course of business are disclosed in the notes to the financial report prepared in accordance with PRC Accounting Standards and Systems.

6.7 MAJOR CONTRACTS AND THEIR IMPLEMENTATION

(1) During the Reporting Period, the Company did not hold on trust, sub-contract or lease assets of other companies or vice versa, which generated profit that accounted for 10% or more of the total profits for the period.

(2) During the Reporting Period, the Company has not any trusted fund management activities.

6.8 DURING THE REPORTING PERIOD, NONE OF THE COMPANY OR ANY OF ITS SHAREHOLDERS HOLDING SHARES OF 5% OR MORE HAD MADE ANY COMMITMENT, WHICH HAD SIGNIFICANT IMPACT ON THE COMPANY'S OPERATION RESULTS AND THE STATE OF AFFAIRS.

6.9 BANK LOANS, OVERDRAFT AND OTHER LOANS

As at 30 June 2005, long-term bank loans of the Group decreased by RMB27,680,000, long-term liabilities due within one year increased by RMB51,820,000 and short-term loans decreased by RMB31,402,000 compared with that of the beginning of the period.

6.10 GEARING RATIO

Up to 30 June 2005, the Group's gearing ratio (total liabilities/total assets x 100%) was 49.04% (31 December 2004: 49.13%). There have been no material adverse changes in the gearing ratio of the Group as compared with that of 2004.

6.11 COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

Having reviewed the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules of HKEX (the "Code"), the Company has complied with the requirements as set out in the Code during the Reporting Period and no material deviations from the Code was made.

6.12 MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company had adopted the Model Code for Securities Transaction by Directors of Listed Issuers as set out in the Appendix 10 of the Listing Rules as a standard for securities transactions entered into by Directors and Supervisors. After specific enquiries to all Directors and Supervisors, the Company has confirmed that all the Company's Directors and Supervisors complied with the requirements relating to Directors' and Supervisors' dealing in securities as set out in the standard for transactions made by Directors' as set out in the above code during the Reporting Period.

6.13 THE AUDIT COMMITTEE OF THE BOARD IS CONSTITUTED BY THREE INDEPENDENT NON-EXECUTIVE DIRECTORS, ONE OF WHOM IS A QUALIFIED ACCOUNTANT. THE AUDIT COMMITTEE OF THE COMPANY HAS REVIEWED THE ACCOUNTING POLICIES, ACCOUNTING REGULATIONS AND STANDARDS ADOPTED BY THE GROUP, AND DISCUSSED WITH THE MANAGEMENT ABOUT THE AUDIT, INTERNAL CONTROLS AND FINANCIAL REPORTING MATTERS. THE AUDIT COMMITTEE HAS ALSO REVIEWED THE UNAUDITED INTERIM FINANCIAL REPORTS FOR THE SIX MONTHS ENDED 30 JUNE 2005.

6.14 THE FINANCIAL REPORTS FOR THE REPORTING PERIOD ARE UNAUDITED.

6.15 DURING THE REPORTING PERIOD, NO INVESTIGATION, PUNISHMENT, COMMENTS AND PUBLIC REPRIMAND WERE MADE AGAINST AND IMPOSED ON THE COMPANY, THE BOARD AND DIRECTORS BY THE CSRC AND OTHER SUPERVISORY BODIES.

6.16 THE COMPANY DID NOT HAVE ANY OTHER SIGNIFICANT EVENTS DURING THE REPORTING PERIOD.

6.17 INDEX TO THE IMPORTANT DISCLOSED INFORMATION DURING THE REPORTING PERIOD

Disclosed information	Newspaper and the order	Date	Website and address
Announcement of Guangzhou Pharmaceutical Company Limited	C16 on Shanghai Securities News A49 on Hong Kong Economic Times B34 on The Standard	14 April 2005	http://www.sse.com.cn http://www.hkex.com.hk
Announcement of Guangzhou Pharmaceutical Company Limited	A65 on Hong Kong Economic Times B34 on The Standard	26 April 2005	http://www.sse.com.cn http://www.hkex.com.hk
Summary of annual report for 2004 Announcement on 2005 first quarterly report Announcement of resolutions passed at the 11h meeting of the 3rd session of the Board of Directors Announcement of resolutions passed at the 4th meeting of the 3rd session of the Supervisory Committee Announcement of resignation of director Announcement on profit forecast for the first half of 2005 Announcement of continuing connected transactions of Guangzhou Pharmaceutical Company Limited	C65 ~ 66 on Shanghai Securities News A52 ~ 56 on Hong Kong Economic Times N2 ~ 16 on The Standard	28 April 2005	http://www.sse.com.cn http://www.hkex.com.hk
Notice of the 2004 Annual General Meeting	C12 on Shanghai Securities News A50 ~ 51 on Hong Kong Economic Times N14 ~ 17 on The Standard	12 May 2005	http://www.sse.com.cn http://www.hkex.com.hk
Announcement of Guangzhou Pharmaceutical Company Limited	A50 on Hong Kong Economic Times B38 on The Standard	17 May 2005	http://www.sse.com.cn http://www.hkex.com.hk
Announcement of resolutions passed at the 2004 Annual General Meeting Announcement of resolutions passed at the 12th meeting of the 3rd session of the Board of Directors	A20 on Shanghai Securities News A47 on Hong Kong Economic Times B22 on The Standard	1 July 2005 4 July 2005	http://www.sse.com.cn http://www.hkex.com.hk
Announcement of implementation of 2004 final dividend	A16 on Shanghai Securities News	24 June 2005	http://www.sse.com.cn http://www.hkex.com.hk

6.18 OTHER MATTERS

6.18.1 Guarantees

During the Reporting Period, guarantees provided by the Company are set out as follows:

Names of Companies guaranteed	Guarantees	Amounts *RMB'000*	Terms
Guangzhou Pharmaceutical Corporation	Borrowings for working capital	415,000	Half to one year
Chinese Medicine Corporation	Borrowings for working capital	91,000	One year
Guangzhou Pharmaceutical Import & Export Corporation	Borrowings for working capital	10,000	One year
Total		516,000	

All the above are the guarantees provided by the Company to its subsidiaries. Save as the above, the Company did not provide any other guarantees to any parties during the Reporting Period.

6.18.2 During the Reporting Period, the Company strictly controlled the fund transactions with its controlling shareholder and other related parties, in accordance with Notice of CSRC [2003] No.56. During the Reporting Period, the total fund occupied by the Company's controlling shareholder and its subsidiaries was as below:



Capital occupied by	Relationship with the Company	Correspondent items in the accounting statement		Amount at the end of the period RMB'000		Amount at the beginning of the period RMB'000		Accumulated debit transactions RMB'000		Accumulated credit transactions RMB'000		Manners	Reasons
GPHL	Parent Company	Other Receivables		5,918	—	6,312	—	93	—	487	—	Prepayments and current accounts	Prepaid rents and ordinary current accounts
Guangzhou Qiaoguang Pharmaceutical Co., Ltd.	Fellow subsidiary		Accounts Receivable	—	17,498	—	17,232	—	27,804	—	27,538	Purchasing	Production
Guangzhou Mingxing Pharmaceutical Co., Ltd.	Fellow subsidiary		Accounts Receivable	—	2,102	—	739	—	6,018	—	4,655	Purchasing	Production
Guangzhou Tianxin Pharmaceutical Co., Ltd	Fellow subsidiary		Accounts Receivable	—	3,436	—	5,481	—	12,593	—	14,638	Purchasing	Production
Guangzhou Hejigong Pharmaceutical Co., Ltd.	Fellow subsidiary	Other Receivables	Accounts Receivable	6	262	25	432	—	856	19	1,026	Purchasing	Production
Guangzhou Guanghua Pharmaceutical Co., Ltd	Fellow subsidiary		Accounts Receivable	—	2,026	—	1,573	—	24,703	—	24,250	Purchasing	Production
Guangzhou Hua Nan Medical Apparatus Co., Ltd.	Fellow subsidiary	Other Receivables		100	—	100	—	—	—	—	—	Purchasing	Production
Po Lian Development Company Limited	Fellow subsidiary	Other Receivables		5,828	—	14,854	—	—	—	9,027	—	Current accounts, purchasing	Ordinary current accounts
Guangzhou Pharmaceutical Industrial Institute	Fellow subsidiary		Accounts Receivable	—	2	—	—	—	6	—	4	Purchasing	Production
Guangzhou Baiyunshan HW Chinese Medicine Co., Ltd	Fellow subsidiary		Accounts Receivable	—	4,325	—	1,154	—	11,222	—	8,051	Purchasing	Production
Guangzhou Baiyunshan Pharmaceutical Factory	Fellow subsidiary		Accounts Receivable	—	2,559	—	1,753	—	12,003	—	11,197	Purchasing	Production
Guangzhou Baiyunshan Chemistry Medicine Factory	Fellow subsidiary		Accounts Receivable	—	4,040	—	423	—	15,936	—	12,319	Purchasing	Production
Guangzhou Baiyunshan External Use Medicine Factory	Fellow subsidiary		Accounts Receivable	—	845	—	—	—	2,220	—	1,376	Purchasing	Production
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	Jointly controlled entity (non-consolidated business)		Accounts Receivable	—	—	—	—	—	7,219	—	7,219	Purchasing	Production
Total				11,852	37,095	21,292	28,786	93	120,582	9,533	112,273		

6.18.3 Explanation and independent opinions of Independent Directors in respect of accumulated and current external guarantees and illegal guarantees granted by the Company and implementation of regulation CSRC [2003] No.56

As the Independent Directors of Guangzhou Pharmaceutical Company Limited (the "Company"), pursuant to the principles as stipulated in CSRC [2003] No.56 "the Notice Concerning the Regulation on the Flow of Funds Between Listed Companies and Their Related Parties and the Provision of Guarantees by Listed Companies to External Parties", we have conducted an examination of policies towards the guarantees provided to the external parties by the Company and its subsidiaries (the "Group") in fair and objective manner. The relevant explanation and opinion in respect of accumulated and current external guarantee, illegal guarantees and the implementation of regulation CSRC [2003] No.56 are as follows:

Explanation

(1) The Group strictly complied with relative laws and regulations. We did not note that the Group had provided any guarantee to its controlling shareholder, other related parties with equity interest less than 50%, any non-corporation or person;

(2) The Company has amended the Company's Articles of Association, in which there are clear prescripts on approval procedure, decision-making and the right limit;

(3) Up to 30 June 2005, we did not note that the Group had provided any guarantee to third parties.

Independent opinions

(1) The flow of fund between the Group and the related parties is the normal operating flow of fund. And we did not note that the Group paid any salary, welfare, insurance, advertising and other expenses on behalf of related parties and did not note the Group ever bore cost and other expenditures on behalf of related parties.

(2) The conditions of other flows of fund between the Group and the related parties: (a) accounts payable by GPHL amounting to RMB5,918,000, in which RMB4,620,000 were prepayments payable to GPHL by the Company, being offset by rents and were disclosed individually. The remaining balances were property improvement fees payable to the Company by GPHL; (b) RMB5,828,000 payable by Po Lian Development Co., Ltd ("Po Lian"), in which RMB4,499,000 were amounts collected from Fugao Pharmaceutical International Co., Ltd by Po Lian on behalf of the Group, and RMB1,329,000 were amounts temporarily deposited in such company; and (c) the amount of RMB100,000 repayable by Guangzhou Hua Nan Medical Apparatus Co., Ltd was the temporary loans from the Company's subsidiaries to such company.

(3) We are not aware of the existence of any funds provided directly or indirectly by the Group to related parties in the following manners:

   a. Financing and tenancy loan lent to related parties through banks and other non-bank financial institutions;

   b. Entrusting investment activities to related parties;

   c. Issue of trade acceptance for related parties without real transaction; and

   d. Repay liabilities on behalf of related parties.

7. FINANCIAL REPORT'S

(1) The financial report prepared in accordance with PRC Accounting Standards and Systems is set out on pages 22 to 34.

(2) Notes to the Accounting Statements prepared in accordance with PRC accounting standards and systems.

(3) Condensed consolidated financial information prepared in accordance with Hong Kong Accounting Standard 34 is set out on pages 70 to 94.

THE FINANCIAL REPORT PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARD AND SYSTEMS (UNAUDITED)

CONSOLIDATED BALANCE SHEET

As at 30 June 2005

Form 1
Unit: RMB

ASSETS:	*Notes*	30 June 2005	31 December 2004
Current assets:			
Cash	VI-1	**791,377,006.53**	880,824,597.90
Short term investments	VI-2	**13,110,000.00**	18,562,000.00
Notes receivable	VI-3	**304,437,220.32**	185,209,600.23
Dividends receivable	VI-4	**10,364,807.41**	—
Interest receivable		—	—
Accounts receivable	VI-5	**1,258,719,485.68**	967,659,441.43
Other receivable	VI-6	**109,453,514.35**	111,782,083.42
Advance to suppliers	VI-7	**80,317,882.41**	160,243,931.81
Subsidy receivable	VI-8	**2,926,620.31**	2,224,155.35
Inventories	VI-9	**1,048,905,034.23**	1,077,924,756.16
Prepaid expenses	VI-10	**100,560,131.68**	89,835,431.99
Long-term debentures investments due within one year		—	—
Other current assets		—	—
Total current Assets		**3,720,171,702.92**	3,494,265,998.29
Long-term investments:			
long-term equity investments	VI-11	**72,996,455.19**	74,610,894.56
long-term debentures investments		—	—
Total long-term investments		**72,996,455.19**	74,610,894.56
Including: consolidation variance	VI-11	**3,922,618.61**	4,175,432.85
Including: equity investment differences			
Fixed assets:			
Fixed assets-cost	VI-12	**1,926,326,086.37**	1,980,499,364.41
Less: Accumulated depreciation	VI-12	**611,134,029.23**	583,351,522.12
Fixed assets-net value		**1,315,192,057.14**	1,397,147,842.29
Less: Provisions for fixed assets	VI-12	**24,380,172.38**	25,352,941.92
Net of fixed assets		**1,290,811,884.76**	1,371,794,900.37
Construction supplies		—	—
Construction work in progress	VI-13	**151,342,362.57**	119,645,075.10
Disposal of fixed assets		—	—
Total fixed assets		**1,442,154,247.33**	1,491,439,975.47
Intangible assets &other assets:			
Intangible assets	VI-14	**100,067,373.36**	103,345,329.75
Long-term prepaid expenses	VI-15	**17,188,836.39**	19,215,827.64
Other long-term assets		—	—
Total intangible assets &other assets		**117,256,209.75**	122,561,157.39
Deferred tax:			
Deferred tax debits		—	—
Total Assets		**5,352,578,615.19**	5,182,878,025.71

CONSOLIDATED BALANCE SHEET *(CONTINUED)*
As at 30 June 2005

Form 1
Unit: RMB

LIABILITIES &OWNERS' EQUITY	*Notes*	30 June 2005	31 December 2004
Current liabilities:			
Short-term loans	VI-16	**906,057,161.23**	937,458,830.03
Notes payable	VI-17	**29,721,583.12**	137,052,834.12
Accounts payable	VI-18	**1,040,746,138.72**	848,628,472.16
Advances from customers	VI-19	**30,477,303.23**	22,901,240.89
Accrude payroll	VI-20	**87,383,375.29**	50,994,217.94
Welfare payable		**40,341,766.29**	51,590,272.62
Dividends payable	VI-21	**27,003,024.67**	26,383.04
Tax payable	VI-22	**41,662,048.52**	24,041,244.06
Other liabilities	VI-23	**3,486,226.28**	2,880,392.94
Other payables	VI-24	**208,129,602.54**	265,572,457.79
Accrude expenses	VI-25	**30,889,484.43**	9,231,282.20
Estimated liabilities		—	—
Long-term liabilities due within 1 year	VI-26	**99,500,000.00**	47,680,000.00
Other current liabilities		—	—
Total current liabilities		**2,545,397,714.32**	2,398,057,627.79
Long-term liabilities:			
Long-term loan	VI-27	**30,000,000.00**	109,500,000.00
Bonds payable		—	—
Long-term payable	VI-28	**4,694,996.12**	5,020,012.56
Special payables	VI-29	**44,912,009.60**	33,810,171.91
Other long-term liabilities		—	—
Total long-term liabilities		**79,607,005.72**	148,330,184.47
Deferred tax:			
Deferred tax credits		—	—
Total liabilities		**2,625,004,720.04**	2,546,387,812.26
Minority shareholders's equity		**182,573,259.56**	196,260,508.34
Sharehloders' equity:			
Share capital	VI-30	**810,900,000.00**	810,900,000.00
Less: returned of investments		—	—
Net share capital		**810,900,000.00**	810,900,000.00
Capital surplus	VI-31	**1,147,834,416.58**	1,126,381,425.35
Reserved fund	VI-32	**470,525,846.20**	480,442,389.26
Including: public welfare fund	VI-32	**150,564,612.94**	153,572,065.40
Retained earnings		**115,740,372.81**	22,505,890.50
Lududing: Cash dividend planed to allocate		—	20,272,500.00
Exchange difference on foreign currency capital		—	—
Less: unconfirmed investment loss		—	—
Total shareholders' equity		**2,545,000,635.59**	2,440,229,705.11
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY		**5,352,578,615.19**	5,182,878,025.71

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the period ended 30 June 2005

Form 2-1
Unit: RMB

Item		Notes	Six months ended 30 June 2005	Six months ended 30 June 2004
I.	**Sales**	VI-33	**4,596,172,011.27**	3,990,694,132.12
	Less: Cost of sales	VI-34	**3,781,112,233.96**	3,272,266,127.69
	Sales tax and levies	VI-35	**13,601,179.60**	13,694,299.51
II.	**Profit from prencipal operations**		**801,458,597.55**	704,733,704.92
	Add: Profit from other operations	VI-36	**21,041,587.55**	18,388,152.28
	Less: Operating expenses		**301,438,593.12**	278,658,990.85
	General and administrative expenses		**319,337,604.14**	330,447,617.90
	Financial expenses	VI-37	**24,822,607.19**	17,684,980.77
III.	**Operating profit**		**176,901,380.81**	96,330,267.68
	Add: Investment income	VI-38	**(3,976,044.37)**	(777,440.50)
	Subsidies income		**189,521.00**	—
	Non-operating income	VI-39	**648,156.53**	4,288,071.32
	Less: Non-operating expenses	VI-40	**3,058,098.59**	8,787,439.95
IV.	**Total profit**		**170,704,915.38**	91,053,458.55
	Less: Income tax		**60,004,570.92**	52,938,643.69
	Less: Loss and gain of minority shareholers		**7,109,905.23**	6,306,170.15
	Add: unrealized investment profit		—	—
V.	**Net profit**		**103,590,439.23**	31,808,644.71

SUPPLEMENTAL INFORMATION:

No	Item	Six months ended 30 June 2005	Six months ended 30 June 2004
1	Revenue from sale or disposal of department or invested company	—	(381,806.29)
2	Loss incurred from natural disaster	—	—
3	Total profit increased (decreased) due to accounting policy alteration	—	—
4	Total profit increased (decreased) due to accounting estimation a alteration	—	—
5	Loss from debits reconstruction	—	—
6	Others	—	—

SUPPLEMENTARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the period ended 30 June 2005

Form 2-2
Unit: RMB

	Six months ended 30 June 2005				Six months ended 30 June 2004			
	Ruturn on net assets		Earning per share		Ruturn on net assets		Earning per share	
Profit for the period	Fully diluted	Weighted average	Fully diluted	Weighted average	Fully diluted	Weighted average	Fully diluted	Weighted average
Profit from principal operations	31.49%	32.29%	0.99	0.99	29.20%	28.82%	0.87	0.87
Profit from operations	6.95%	7.13%	0.22	0.22	3.99%	3.94%	0.12	0.12
Net profit	4.07%	4.17%	0.13	0.13	1.32%	1.30%	0.04	0.04
Net profit after deduction of exceptional items	4.32%	4.53%	0.14	0.14	1.43%	1.41%	0.04	0.04

CONSOLIDATED STATEMENT OF PROFIT DISTRIBUTION

For the period ended 30 June 2005

Form 3
Unit: RMB

Item		Six months ended 30 June 2005	Six months ended 30 June 2004
I.	**Net profit**	**103,590,439.23**	31,808,644.71
	Add: Retained earnings brought forward	**22,505,890.50**	82,558,496.93
	Add: Transfer from others	**9,916,543.08**	—
II.	**Profit distributable**	**136,012,872.81**	114,367,141.64
	Less: Transfer to statutory surplus reserves	—	—
	Less: Transfer to public welfare fund	—	—
	Less: Transfer to staff bonus and welfare fund	—	—
	Less: Transfer to reserve fund	—	—
	Less: Enterprise expansion fund	—	—
	Less: Profit returned to Investment	—	—
III.	**Profit distributable to shareholders**	**136,012,872.81**	114,367,141.64
	Less: Dividend for preferrd shares	—	—
	Less: Transfer to discretionary surplus reserves	—	—
	Less: Dividend for ordinary shares	**20,272,500.00**	48,654,000.00
	Less: Dividend for ordinary shares transfer to share capital	—	—
IV.	**Retained earnings**	**115,740,372.81**	65,713,141.64

CONSOLIDATED STATEMENT OF CASH FLOW
For the period ended 30 June 2005

Form 4
Unit: RMB

Item		Notes	Six months ended 30 June 2005	Six months ended 30 June 2004
I.	**Cash flows from operating activities**			
	Cash received from sales of goods or rendering of services		4,978,199,501.40	4,405,975,434.18
	Refund of tax and levy		4,935,073.43	9,196,604.01
	Other cash received relating to operating activites	VI-42	49,079,457.54	36,225,627.84
	Subtotal of cash inflows		5,032,214,032.37	4,451,397,666.03
	Cash paid for goods or services		4,100,125,115.02	3,483,958,714.37
	Cash paid to and on behalf of employees		271,779,744.25	250,372,211.25
	Taxes paid		261,834,960.86	263,953,989.17
	Other cash paid in relation to operating activities	VI-43	284,825,939.39	328,522,538.66
	Subtotal of cash outflows		4,918,565,759.52	4,326,807,453.45
	Net cash flows from operating activities		113,648,272.85	124,590,212.58
II.	**Cash flows from investing activities**			
	Cash received from sales of investments		184,981.59	36,152,119.73
	Including: cash received from sales of subsidiaries		—	160,435.24
	Cash received from investment income		—	3,643,100.23
	Net Cash received from disposal of fixed assets,intgangible assets and other long-term assets		389,982.91	354,279.64
	Other cash received from investing activities		—	85,380.68
	Subtotal of cash inflows		574,964.50	40,234,880.28
	Cash paid to acquire fixed assets, intangible assets and other long-term assets		69,425,936.72	135,159,510.75
	Cash paid to acquire investments		—	14,539,719.82
	Other cash paid in relation to investing activities		—	8,000,000.00
	Subtotal of cash outflows		69,425,936.72	157,699,230.57
	Net cash flows from investing activities		(68,850,972.22)	(117,464,350.29)
III.	**Cash flows from financing activities**			
	Proceeds from acquiring investments		62,626,946.09	2,777,406.37
	Including: cash received from minority shareholders equity investment of subsidiaries		62,626,946.09	2,777,406.37
	Proceeds from borrowings		294,393,305.26	347,850,491.00
	Other proceeds relating to financing activities		192,951,757.57	168,271,738.39
	Subtotal of cash inflows		549,972,008.92	518,899,635.76
	Cash repayments of amounts borrowed		377,247,866.81	321,960,491.00
	Cash payments for distribution of dividends,profit s or interest expenses		29,584,984.92	40,026,987.50
	Including: cash payments for minority shareholders of subsidiaries		2,529,349.63	5,998,300.54
	Other cash payments relating to financing activities		277,384,049.19	119,463,875.31
	Including: cash payments for minority shareholders equity of subsidiaries		—	—
	Subtotal of cash outflows		684,216,900.92	481,451,353.81
	Net cash flows from financing activities		(134,244,892.00)	37,448,281.95
IV.	**Effect of foreign exchange rate charges on cash**		—	—
V.	**Net increase in cash and cash equivalents**		(89,447,591.37)	44,574,144.24

CONSOLIDATED STATEMENT OF CASH FLOW *(CONTINUED)*
For the period ended 30 June 2005

Form 4
Unit: RMB

Supplemental Information	**Six months ended 30 June 2005**	Six months ended 30 June 2004
I. Reconciliation of net profit to cash flows from operating activities:		
Net profit	**103,590,439.23**	31,808,644.71
Loss&gain of minority shareholders	**7,109,905.23**	6,306,170.15
Add: Provision for value impairment of assets	**10,109,770.84**	30,116,897.77
Depreciation of fixed assets	**62,035,579.52**	46,454,284.69
Amortization of intangible assets	**2,306,402.52**	1,528,722.15
Amortization of long-term prepaid expneses	**4,824,939.49**	5,867,221.35
Decrease in prepaid expenses (less: increase)	**(10,724,699.69)**	6,516,308.44
Increase in accrued expenses (less: decrease)	**21,658,202.23**	2,799,574.91
Losses on disposal of fixed,intangible assets and other long-term assets (less: gains)	**299,084.60**	(21,200.00)
Losses on scrapping of fixed assets	**766,051.14**	2,057,280.22
Financial expenses	**27,055,635.30**	20,652,106.09
Losses on investments (less: gains)	**3,976,044.37**	777,440.50
Defferd tax credit (less: debit)	**—**	—
Decrease in inventories (less: increase)	**39,702,754.65**	204,204,353.60
Decrease in operating receivables (less: increase)	**(296,962,859.65)**	(278,490,623.99)
Increase in operating payables (less: decrease)	**148,659,590.49**	43,678,982.41
Others (*note)	**(10,758,567.42)**	334,049.58
Net cash flows from operating activities	**113,648,272.85**	124,590,212.58
II. Investing and financing activities that do not involve cash receipts or payments:		
Repayment of debts by the transfer of investments	**—**	—
Convertible bonds due within 1 year	**—**	—
Fixed assets obtained by financing lease	**—**	—
III. Net increase in cash and cash equivalents		
Cash at the end of period	**791,377,006.53**	861,013,185.38
Less: Cash at the beginning of the period	**880,824,597.90**	816,439,041.14
Add: Cash equivalents at the end of the period	**—**	—
Less: Cash equivalents at the beginning of period	**—**	—
Net increase in cash and cash equivalents	**(89,447,591.37)**	44,574,144.24

Note: The amounts represented effect arising from change of consolidation method. As Guangzhou Wanglaoji Pharmaceutical Co., Ltd. accepted incremental capital from a new shareholder in March 2005, the Company changed from a controlling shareholder to a joint control shareholder and adopted consolidation by proportion for accounting for this investee.

BALANCE SHEET
As at 30 June 2005

Form 5
Unit: RMB

ASSETS:	*Notes*	**30 June 2005**	31 December 2004
Current assets:			
Cash		**202,637,482.84**	201,807,672.50
Short term investments		**235,110,000.00**	18,562,000.00
Notes receivable		—	—
Dividends receivable		—	—
Interest receivable		**32,417,746.16**	—
Accounts receivable		—	—
Other receivable	VII-1	**275,052,654.22**	345,237,748.98
Advance to suppliers		—	—
Subsidy receivable		—	—
Inventories		—	—
Prepaid expenses		—	—
Long-term debentures investments due within one year		—	—
Other current assets		—	—
Total current Assets		**745,217,883.22**	565,607,421.48
Long-term investments:			
long-term equity investments	VII-2	**1,911,528,745.45**	1,877,883,028.41
long-term debentures investments		—	—
Total long-term investments		**1,911,528,745.45**	1,877,883,028.41
Including: equity investment differences		**2,338,186.15**	2,480,768.01
Fixed assets:			
Fixed assets-cost		**41,174,958.52**	41,005,158.52
Less: Accumulated depreciation		**15,325,897.27**	13,438,004.00
Fixed assets-net value		**25,849,261.25**	27,567,154.52
Less: Provision for fixed assets		**7,109,752.25**	7,109,752.25
Net of fixed assets		**18,739,509.00**	20,457,402.27
Construction materials		—	—
Construction work in progress		—	—
Disposal of fixed assets		—	—
Total fixed assets		**18,739,509.00**	20,457,402.27
Intangible assets & other assets:			
Intangible assets		—	—
Long-term deferred expenses		**1,202,407.65**	1,492,460.43
Other long-term assets		—	—
Total intangible assets &other assets		**1,202,407.65**	1,492,460.43
Deferred tax:			
Deferred tax debits		—	—
Total Assets		**2,676,688,545.32**	2,465,440,312.59

BALANCE SHEET *(CONTINUED)*
As at 30 June 2005

Form 5
Unit: RMB

LIABILITIES &OWNERS' EQUITY	30 June 2005	31 December 2004
Current liabilities:		
Short-term loans	**87,000,000.00**	—
Notes payable	—	—
Accounts payable	—	—
Advances from customers	—	—
Accrude payroll	**2,347,170.18**	2,430,269.38
Welfare payable	**3,438,469.41**	3,346,137.21
Dividends payable	**20,297,276.09**	25,980.20
Tax payable	**18,304.41**	424,662.76
Other liabilities	**4,009.62**	21,220.74
Other payables	**7,255,741.48**	18,585,121.28
Accrude expenses	**1,967,906.00**	2,150,000.00
Estimated liabilities	—	—
Long-term liabilities due within 1 year	—	—
Other current liabilities	—	—
Total current liabilities	**122,328,877.19**	26,983,391.57
Long-term liabilities:		
Long-term loan	—	—
Bonds payable	—	—
Long-term payable	—	—
Special payables	—	—
Other long-term liabilities	—	—
Total long-term liabilities	—	—
Deferred tax:		
Deferred tax credits	—	—
Total liabilities	**122,328,877.19**	26,983,391.57
Sharehloders' equity:		
Share capital	**810,900,000.00**	810,900,000.00
Less: returned of investments	—	—
Net share capital	**810,900,000.00**	810,900,000.00
Capital surplus	**1,146,973,069.59**	1,125,595,838.66
Reserved fund	**153,118,167.58**	153,118,167.58
Including: public welfare fund	**61,614,885.51**	61,614,885.51
Retained earnings	**443,368,430.96**	348,842,914.78
Cash dividend planed to allocate	—	20,272,500.00
Total shareholders' equity	**2,554,359,668.13**	2,438,456,921.02
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	**2,676,688,545.32**	2,465,440,312.59

PROFIT AND LOSS ACCOUNT

For the period ended 30 June 2005

Form 6
Unit: RMB

Item		Notes	**Six months ended 30 June 2005**	Six months ended 30 June 2004
I.	**Sales**		—	—
	Less: Cost of sales		—	—
	Sales tax and levies		—	—
II.	**Profit from prencipal operations**		—	—
	Add: Profit from other operations		**4,374,268.41**	1,794,856.02
	Less: Operating expenses		—	—
	General and administrative expenses		**13,164,929.36**	8,334,795.43
	Financial expenses		**(865,493.62)**	(784,288.06)
III.	**Operating profit**		**(7,925,167.33)**	(5,755,651.35)
	Add: Investment income	VII-3	**122,720,286.49**	40,364,992.02
	Subsidies income		—	—
	Non-operating income		**3,150.02**	6,900.00
	Less: Non-operating expenses		**253.00**	96,468.57
IV.	**Total profit**		**114,798,016.18**	34,519,772.10
	Less: Income tax		—	—
	Less: Loss and gain of minority shareholers		—	—
V.	**Net profit**		**114,798,016.18**	34,519,772.10

THE STATEMENT OF PROFIT DISTRIBUTION

For the period ended 30 June 2005

Form 7
Unit: RMB

Item		**Six months ended 30 June 2005**	Six months ended 30 June 2004
I.	**Net profit**	**114,798,016.18**	34,519,772.10
	Add: Retained earnings brought foreward	**348,842,914.78**	356,049,259.87
	Add: Transfer from others	—	—
II.	**Profit distributable**	**463,640,930.96**	390,569,031.97
	Less: Transfer to statutory surplus reserves	—	—
	Less: Transfer to public welfare fund	—	—
	Less: Transfer to staff bonus and welfare fund	—	—
	Less: Transfer to reserve fund	—	—
	Less: Enterprise expansion fund	—	—
	Less: Profit returned	—	—
III.	**Profit distributable to shareholders**	**463,640,930.96**	390,569,031.97
	Less: Dividend for preferrde shares	—	—
	Less: Transfer to discretionary surplus reserves	—	—
	Less: Dividend for ordinary shares	**20,272,500.00**	48,654,000.00
	Less: Dividend for ordinary shares transfer to share capital	—	—
IV.	**Retained earnings**	**443,368,430.96**	341,915,031.97

STATEMENT OF CASH FLOW
For the period ended 30 June 2005

Form 8
Unit: RMB

Item		Six months ended 30 June 2005	Six months ended 30 June 2004
I.	**Cash flows from operating activities**		
	Cash received from sales of goods or rendering of services	—	—
	Refund of tax and levy	—	—
	Other cash received relating to operating activites	**4,529,614.68**	1,096,581.71
	Subtotal of cash inflows	**4,529,614.68**	1,096,581.71
	Cash paid for goods or services	—	—
	Cash paid and or on behalf of employees	**2,832,686.50**	3,340,245.88
	Taxes paid	**679,853.83**	287,429.38
	Other cash paid in relation to operating activities	**7,580,451.45**	5,160,839.91
	Subtotal of cash outflows	**11,092,991.78**	8,788,515.17
	Net cash flows from operating activities	**(6,563,377.10)**	(7,691,933.46)
II.	**Cash flows from investing activities**		
	Cash received from sales of investments	—	36,005,003.52
	Including: cash received from sales of subsidiaries	—	—
	Cash received from investment income	**83,545,010.61**	109,813,431.02
	Net Cash received from disposal of fixed assets, intgangible assets and other long-term assets	**250.00**	690.00
	Other cash received from investing activities	**128,457,600.00**	51,376,828.19
	Subtotal of cash inflows	**212,002,860.61**	197,195,952.73
	Cash paid to acquire fixed assets, intangible assets and other long-term assets	**2,511,752.00**	86,840.00
	Cash paid to acquire investments	—	36,895,713.99
	Including: cash paid for purchasing sibsidiaries	—	26,895,713.99
	Other cash paid in relation to investing activities	**288,786,764.06**	107,270,697.60
	Subtotal of cash outflows	**291,298,516.06**	144,253,251.59
	Net cash flows from investing activities	**(79,295,655.45)**	52,942,701.14
III.	**Cash flows from financing activities**		
	Proceeds from acquiring investments	—	—
	Proceeds from borrowings	**138,000,000.00**	—
	Other proceeds relating to financing activities	—	—
	Subtotal of cash inflows	**138,000,000.00**	—
	Cash repayments of amounts borrowed	**51,000,000.00**	—
	Cash payments for distribution of dividends,profits or interest expenses	**311,157.11**	13,585,927.75
	Other cash payments relating to financing activities	—	25,000,000.00
	Subtotal of cash outflows	**51,311,157.11**	38,585,927.75
	Net cash flows from financing activities	**86,688,842.89**	(38,585,927.75)
IV.	**Effect of foreign exchange rate charges on cash**	—	—
V.	**Net increase in cash and cash equivalents**	**829,810.34**	6,664,839.93

STATEMENT OF CASH FLOW *(CONTINUED)*
For the period ended 30 June 2005

Form 8
Unit: RMB

Supplemental Information	**Six months ended 30 June 2005**	Six months ended 30 June 2004
I. Reconciliation of net profit to cash flows from operating activities:		
Net profit	**114,798,016.18**	34,519,772.10
Add: Provision for value impairment of assets	**—**	—
Depreciation of fixed assets	**1,897,890.27**	1,735,807.38
Amortization of intangible assets	**—**	—
Amortization of long-term prepaid expneses	**290,052.78**	593,123.58
Decrease in prepaid expenses (less: increase)	**—**	—
Increase in accrued expenses (less: decrease)	**(182,094.00)**	(1,929,200.00)
Losses on disposal of fixed assets,intangible assets and other long-term assets (less: gains)	**(250.00)**	3,342.70
Losses on scrapping of fixed assets	**53.00**	40,361.08
Financial expenses	**309,953.00**	—
Losses on investments (less: gains)	**(122,720,286.49)**	(40,364,992.02)
Deferrd tax credit (less: debit)	**—**	—
Decrease in inventories (less: increase)	**—**	—
Decrease in operating receivables (less: increase)	**397,738.48**	(1,930,994.08)
Increase in operating payables (less: decrease)	**(1,354,450.32)**	(394,646.87)
Others	**—**	35,492.67
Net cash flows from operating activities	**(6,563,377.10)**	(7,691,933.46)
II. Investing and financing activities that do not involve cash receipts or payments:		
Repayment of debts by the transfer of investments	**—**	—
Convertible bonds due within 1 year	**—**	—
Fixed assets obtained by financing lease	**—**	—
III. Net increase in cash and cash equivalents		
Cash at the end of period	**202,637,482.84**	238,206,883.97
Less: Cash at the beginning of the period	**201,807,672.50**	231,542,044.04
Add: Cash equivalents at the end of the period	**—**	—
Less: Cash equivalents at the beginning of period	**—**	—
Net increase in cash and cash equivalents	**829,810.34**	6,664,839.93

BREAKDOWN OF PROVISION FOR ASSETS'S VALUE IMPAIRMENT
For the period ended 30 June 2005

(Supplementary Information of Consolidated Balance Sheet)
Unit: RMB

Item	Beginning balance	Current increase	Current recovery: Reversal due to recovery of assets value	Current recovery: Transfer-out due to other reasons	Sub-total	Closing balance
1. Total provision for bad debts	67,775,217.66	8,679,666.10	—	1,817,476.92	1,817,476.92	74,637,406.84
Including: Accounts receivable	54,456,273.58	7,372,860.88	—	1,808,340.35	1,808,340.35	60,020,794.11
Other receivable	13,318,944.08	1,306,805.22	—	9,136.57	9,136.57	14,616,612.73
2. Total provision for short-term investment	1,190,600.00	6,111,000.00	659,000.00	—	659,000.00	6,642,600.00
Including: Stock investment	—	—	—	—	—	—
Debenture investment	675,600.00	4,868,000.00	659,000.00	—	659,000.00	4,884,600.00
Fund investment	515,000.00	1,243,000.00	—	—	—	1,758,000.00
3. Total provision for inventories	25,315,519.02	671,151.86	—	11,354,184.58	11,354,184.58	14,632,486.30
Including: Goods in stock	24,952,828.40	671,151.86	—	11,241,194.71	11,241,194.71	14,382,785.55
Raw materials	298,752.78	—	—	112,989.87	112,989.87	185,762.91
4. Total provision for long-term investment	1,613,629.84	—	—	—	—	1,613,629.84
Including: Long-term equity investment	1,613,629.84	—	—	—	—	1,613,629.84
Long-term debenture investment	—	—	—	—	—	—
5. Total provision for fixed assets	25,352,941.92	290,327.63	—	1,263,097.17	1,263,097.17	24,380,172.38
Including: Houses & buildings	18,150,656.61	—	—	—	—	18,150,656.61
Machinery equipment	6,332,872.46	290,327.63	—	1,263,097.17	1,263,097.17	5,360,102.92
6. Provision for intangible assets	966,151.46	—	—	—	—	966,151.46
Including: Patent	—	—	—	—	—	—
Trademark	—	—	—	—	—	—
7. Provision for construction work in progress	130,000.00	468,625.25	—	468,625.25	468,625.25	130,000.00
8. Provision for loan by trust	—	—	—	—	—	—
9. Total	122,344,059.90	16,220,770.84	659,000.00	14,903,383.92	15,562,383.92	123,002,446.82

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY
For the period ended 30 June 2005

(Supplementary Information of Consolidated Balance Sheet)
Unit: RMB

Item		*Notes*	**Six months ended 30 June 2005**	Six months ended 30 June 2004
I.	**Paid-in-stock:**			
	Beginning balance	VI-30	**810,900,000.00**	810,900,000.00
	Increase in the current period	VI-30	—	—
	Decrease in the current period	VI-30	—	—
	Ending balance	VI-30	**810,900,000.00**	810,900,000.00
II.	**Capital surplus:**			
	Beginning balance	VI-31	**1,126,381,425.35**	1,119,572,202.41
	Increase in the current period	VI-31	**21,452,991.23**	1,066,935.10
	Including: Premium on stock		—	—
	Reseve of donated non-cash assets		**428,616.92**	—
	Receipt of cash donation		—	—
	Equity investment reserve		**19,106,315.70**	—
	Transfer-in from government appropriation		**1,918,058.61**	1,066,935.10
	Foreign currency capital translation difference		—	—
	Other capital surplus		—	—
	Decrease in the current period	VI-31	—	—
	Including: Recovery of losses		—	—
	Ending balance	VI-31	**1,147,834,416.58**	1,120,639,137.51
III.	**Statutory and discretionary surplus reserves:**			
	Beginning balance	VI-32	**326,870,323.86**	281,987,122.66
	Increase in the current period	VI-32	—	—
	Including: Amount appropriated from net income		—	—
	Statutory surplus reserve		—	—
	Discretionary surplus reserve		—	—
	Discretionary sruplus reserve		—	—
	Decrease in the current period		**6,909,090.60**	—
	Including: Recovery of losses		—	—
	Conversion into stock		—	—
	Distribution of cash dividend or profit		—	—
	Distribution of stock dividend		—	—
	Ending balance	VI-32	**319,961,233.26**	281,987,122.66
	Including: Starutory surplus reserve	VI-32	**212,597,379.79**	193,344,763.64
IV.	**Statutory public welfare fund:**			
	Beginning balance	VI-32	**153,572,065.40**	134,458,560.41
	Increase in the current period			
	Including: Amount appropriated from net income		—	—
	Decrease in the current period	VI-32	**3,007,452.46**	—
	Including: Collective welfare expenditures			
	Ending balance	VI-32	**150,564,612.94**	134,458,560.41
V.	**Undistributed profit:**			
	Undistributed profit at the beginning of the period		**22,505,890.50**	82,558,496.93
	Net income (or losses) for the period		**103,590,439.23**	31,808,644.71
	Profit distribution for the period		**10,355,956.92**	48,654,000.00
	Undistributed profit/losses at the ending of the period		**115,740,372.81**	65,713,141.64

NOTES TO THE ACCOUNTING STATEMENTS

I. BASIC CONDITION OF THE COMPANY

Guangzhou Pharmaceutical Company Limited (the "Company") is a joint stock company with limited liability established initially in this form in the People's Republic of China pursuant to a reorganization of eight Chinese patent medicine manufacturing entities and three pharmaceutical trading entities formerly under the supervision and control of Guangzhou Pharmaceutical Holdings Limited (the "Holding") with the capital injection of the state owned equity relating to the operating assets in accordance with the TGS [1997] 139 article issued by the Economic Structure Reform Committee of the State. The Company obtained an enterprise legal person business license with the official code of 4401011101830 on 1 September 1997.

Pursuant to the document with ref. TGS [1997] 145 issued by the Economic Structure Reform Committee of the State and the ZWF [1997] 56 article issued by the Securities Committee of the State Council, the Company issued 219.9 million H shares of stock listed on the Stock Exchange of Hong Kong Limited in October 1997. Approved by the China Securities Regulatory Committee, the Company issued 78 million A shares on 10 January 2001. The total amount of shares of the Company is RMB810,900,000, including RMB513,000,000 shares owned by the State, representing 63.26% of the total shares, and public shares of RMB297,900,000, representing 36.74% of the total shares.

The Company and its subsidiaries (the "Group") engage in capital management, investment, development, financing, the development and manufacturing of Chinese patent medicine, the manufacturing of biological products, health protection medicines and drinks, and the wholesale, retail and import & export of Chinese patent medicine, western pharmaceutical products and various medical apparatus.

The Group's current structure includes eight Chinese patent medicine manufacturing entities, one chemical materials medicine manufacturing entity, two medical research & development entities and four pharmaceutical trading entities.

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND METHOD FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting System

The Group implements the Accounting Standards for Business Enterprises and the Accounting System for Business Enterprises and the supplementary stipulations.

2. Accounting Year

Accounting year of the Group coincides with the calendar year, i.e., from 1 January to 31 December on the Gregorian calendar.

3. Bookkeeping Currency

The Group uses Renminbi ("RMB") as its bookkeeping currency.

4. Basis of Recording and Valuation

The Group adopts accrual concept as basis of recording and historical cost as basis of valuation.

5. Foreign Currency Translation

Foreign currency transactions during the year are translated into RMB at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recorded as financial expenses of the current period.

6. Cash Equivalents

Cash equivalents are defined as investments that are short-term, highly liquid, readily convertible to cash of known amount and are subject to a low risk of change in value at the time the Group prepares the statement of cash flows.

7. Accounting for Bad Debts

The Group provides provision for bad debts. The provision will be reversed when bad debts arise.

Certified standards of bad debts recognition:

A. If the debtor becomes bankrupt or dies, the amount remaining after repayment by liquidation property or legacy will be the bad debts.

B. If the debtor does not make repayment for over three years and there is obvious evidence showing that the receivables can not be recalled, the amount remaining will be bad debts upon the approval of the board of directors.

According to the accrual standards of provision for bad debts approved by the board of directors, the Group provides provision for bad debts based on the aging of receivable balances. In addition, the Group provides special provision for high-risk receivables based on the financial status and solvency of the debtor.

The provision rates are based on the aging of receivable balances as follows:

Aging	**Provision rate**
Within 1 year	1%
1~2 years	10%
2~3 years	30%
3~4 years	50%
4~5 years	80%
Over 5 years	100%

The above receivables include accounts receivable and other receivables. The Group provides provision for other receivables after deduction of the balance of related party debtors, unreimbursed business disbursements and other current accounts irrelevant to repayment of accounts.

8. Inventories

Inventories of the Group include finished goods, goods in stock, work-in-process, raw materials, goods in transit, low-valued consumables and packaging materials.

Inventories are valued based on the perpetual account record and cost of acquisition. Consolidated subsidiaries include manufacturing enterprises and commercial enterprises. The respective basis of valuation is as follows:

(1) Manufacturing enterprises:

If raw materials and finished products are stated at planned cost, inventories are recorded at planned cost upon daily receipt and dispatch. At the end of the month, the amount of inventories stated at planned cost will be adjusted for price variances borne by them to arrive at the actual cost; if stated at actual cost, inventories are accounted for on a weighted average basis or first-in-first-out basis.

Low-valued consumables and packaging materials are recorded at actual cost and fully amortized upon issuance for use.

(2) Commercial enterprises:

Inventories of wholesale enterprises are stated at acquisition cost. Cost of commodities issued is accounted for on first-in-first-out basis except for Guangzhou Pharmaceuticals Corporation (weighted average basis is used) and Guangzhou Chinese Medicine Corporation (specific identification basis is used).

Inventories of retail enterprises are stated using the selling price method. The amount is adjusted for price variances to arrive at actual cost at month-end.

Inventories are checked at the period-end. In case the costs are higher than the net realizable values owing to damage, whole or partial obsoleteness or lower selling price than cost, the Group will provide provision for inventories for the difference.

9. Short-term Investments

Short-term investments of the Group are recorded at total price on acquisition deducting the cash dividends or interest that have been declared but not received. Cash dividends or interest will be offset against the carrying amount of investments upon receipt. On disposal of an investment, the difference between the sale proceeds received and the carrying amount of the investment will be recognized as an investment income in the current period.

Short-term investments of the Group are measured at the lower of cost and market value. At the period-end, if market value is lower than cost, provision will be made for the difference.

10. Long-term Equity Investments

Long-term equity investments by the Group are stated at the actual cost.

The cost method will be applied if the Group holds less than 20% (exclude 20%) of the voting capital of the investee, or it holds 20% or more of the voting capital of the investee but does not have significant influence over the investee. The equity method will be applied if the Group holds 20% or more of the voting capital of the investee, or it holds less than 20% of the voting capital of the investee but has significant influence over the investee. The equity method will be applied and consolidated accounting statements will be prepared if the Group holds 50% or more of the voting capital of the investee, or it holds less than 50% of the voting capital of the investee but has significant influence over the investee.

When the equity method is adopted, the Group recognizes investment gain or loss according to its attributable share of the investee's net profit or loss. When the cost method is adopted, profits or cash dividends declared to be distributed by the investee are recognized as investment income in the current period.

Equity investment differences are amortized evenly over the investment period, if any, as stipulated in the investment contract. If the investment period is not specified in the contract, the excess of the investment cost over the investor's share of owner's equity of the investee is amortized over a period not more than 10 years. The shortfall of investment cost over the investor's share of owner's equity of the investee is recorded as capital surplus.

11. Long-term Debenture Investments

Long-term debenture investments of the Group are stated at actual cost and investment income is accounted for at cost method.

Premium or discount is amortized at a straight-line method when recognizing related interest income over the period between the acquisition date and the maturity date of the debenture.

12. Provision for Impairment of Long-term Investments

Approved by the board of directors, if the carrying amount of a long-term investment is lower than its recoverable amount as a result of continuous decline in market value or deterioration in operating conditions of the investment, and the decline will not be recovered in the foreseeable future, the Group will make the provision for this based on the difference between the recoverable amount and the carrying amount of the long-term investment.

13. Fixed Assets and Depreciation

Fixed assets include houses and buildings, motor vehicles, machinery equipment and tools with useful lives over one year and unit cost more than RMB2, 000. Fixed assets are stated at cost and depreciated over their useful lives at straight-line method, taking into account the estimated residual value of 0% to 10%. The annual rates of depreciation are as follows:

Fixed assets category	Useful lives	Depreciation rate
Houses and buildings	15~50 years	1.80%~6.60%
Machinery equipment	4~18 years	5%~24.75%
Vehicles	5~10 years	9%~19.80%
Electric equipment	5~10 years	9%~19.80%
Office equipment	4~8 years	11.25%~24.75%
Renovation of fixed assets	5 years	20%
Other equipment	4~15 years	6%~24.75%

When depreciation is provided to the assets with provision for impairment, the depreciation rates and amounts are recomputed based on the book value of assets (i.e., original cost less accumulated depreciation and provision for impairment), and the remaining useful lives; in case the value of the fixed assets with provision is recovered, the depreciation rates and amounts will be recomputed at the new book value and the remaining useful life.

In the event that the fixed assets' recoverable amounts are less than the carrying amount due to a continuing decline in market value or obsolesce, damage, long idleness or other economic reasons, the Group will provide provision for the difference.

14. Construction Work in Progress

Project cost of construction work in progress is valued at actual cost, and transferred to fixed assets when the work reaches its expected usable condition.

In the event that the construction work is suspended for a long period and will not restart in the foreseeable future, or is outdated in function or technology, and the economic benefit flowed to the entities is very uncertain, or with other full elements proving that value of the construction work is impaired, provision will be made for the difference between the carrying amount and the lower recoverable amount.

15. Intangible Assets and Amortization

Intangible assets of the Group, which are mainly land use rights and proprietary technologies, are stated at actual cost and amortized evenly over their expected useful lives commencing from the month in which they are acquired.

At the end of the period, the intangible assets are measured at the lower of carrying amount and recoverable amount. If the recoverable amount is lower than the carrying amount, provision will be made for the difference.

16. Long-term Deferred Expenses

Long-term deferred expenses are stated at actual cost and amortized evenly over the anticipated beneficial period.

Organization expenses are recorded in long-term deferred expenses upon occurrence, and fully amortized in the first month of formal operation.

17. Accounting for Borrowing Cost

Borrowing costs relating to operations are taken to financial expenses of the current period.

The borrowing costs incurred in the acquisition of long-term assets such as fixed assets are capitalized before the relevant assets are ready for their intended use and recognized as current financial expenses thereafter.

The capitalization amount of borrowing costs is calculated on the weighted average amount of accumulated expenditures incurred for the acquisition or construction of long-term assets like fixed assets at the period-end timing the capitalization rate.

18. Recognition of Revenue

Revenue from sales of goods is recognized when goods are dispatched, the title to the goods and the major risks and rewards are passed to customers and the Group does not execute the right of supervision and control over the goods, payment or payment evidences are obtained, and the cost of goods sold can be measured reliably.

When the provision of services is started and completed within the same accounting year, revenue should be recognized at the time that the services are completed, the total amount of service revenue and costs can be measured reliably, and the economic benefits associated with the transaction will flow to the enterprise. When the provision of services is started and completed in different accounting years and the outcome of the transaction involving the rendering of services can be estimated reliably, revenue should be recognized at the balance sheet date by the use of the percentage of completion method.

19. Accounting treatment for income tax

The Group accounts for income tax using the tax payable method.

20. Basis of Preparation of Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with ref. [1995] 11 article Temporary Regulation of Consolidation on Financial Statements and CKEZ [1996] 2 article Reply on the Consolidation Scope for the Consolidated Financial Statements issued by the Ministry of Finance. The consolidated financial statements have included all principal subsidiaries under control in the consolidation scope and eliminated sufficiently the business activities between the Company and its subsidiaries or between subsidiaries, based on the individual financial statements of the Company and each subsidiary in the consolidation scope.

III. TAXATION AND OTHER ADDITIONAL TAXES

The type and rate of tax applicable to the Group is as follows:

1. Circulating tax and other additional taxes

1) Circulating tax

Taxable item	Tax	Rate
Revenue from sale of products	Value-added tax	17%
Revenue from transfer of materials	Value-added tax	17%
Revenue from rendering services	Business tax	5%
Revenue of rental	Business tax	5%
Revenue of capital employed	Business tax	5%
Revenue from sale of wine products	Consumption tax	10%

2) City construction tax

The city construction tax is calculated and paid based on 7% of the total amount of circulating tax. Subsidiaries of the Group that are foreign invested enterprises are exempted from city construction tax in accordance with PRC regulations.

3) Education surcharge

The education surcharge is calculated and paid based on 3% of total circulating tax. Subsidiaries of the Group that are foreign invested enterprises, are exempted from education surcharge in accordance with PRC regulations.

2. **Enterprise income tax**

The Group calculates and pays enterprise income tax at the rate of 33% in accordance with Temporary Regulation of Enterprise Income Tax in the People's Republic of China.

Pursuant to Enterprise Income Tax Law for Foreign Invested Enterprise in the People's Republic of China, Guangzhou Qixing Pharmaceutical Co., Ltd., a subsidiary of the Group, applies the enterprise income tax rate of 24% and local income tax rate of 3%.

IV. SUBSIDIARIES AND JOINT VENTURES

(1) **Major subsidiaries and joint control enterprises in the consolidation scope of the consolidated financial statements**

Company name	Registered Place	Paid-in capital/the share capital *RMB'000*	Actual investment of Group to its subsidiaries *RMB'000*	% of equity interest	Principal Activities
Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd.	Guangzhou	127,760	93,330	72.96	Research & development of medicine and products of health care
Guangzhou Bio-technology Co., Ltd.	Guangzhou	70,100	66,500	94.87	Research & development of medicine
Guangzhou Huanye Pharmaceutical Co., Ltd.	Guangzhou	6,000	3,580	59.701	Manufacturing chemical material medicine
Guangzhou Xingqun Pharmaceutical Co., Ltd.	Guangzhou	77,170	68,670	88.99	Production of Chinese patent medicine
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	Guangzhou	166,000	161,050	97.016	Production of Chinese patent medicine
Guangzhou Chenliji Pharmaceutical Factory	Guangzhou	94,000	94,000	100	Production of Chinese patent medicine
Guangzhou Qixing Pharmaceutical Factory	Guangzhou	82,420	82,420	100	Production of Chinese patent medicine
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	Guangzhou	86,230	76,230	88.4	Production of Chinese patent medicine
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	Guangzhou	65,440	57,440	87.77	Production of Chinese patent medicine
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	Guangzhou	204,760	98,380	48.0465	Production of Chinese patent medicine
Guangzhou Pharmaceuticals Corporation	Guangzhou	222,000	215,330	96.9941	Trading of western pharmaceutical products and medical apparatus
Guangzhou Chinese Medicine Corporation	Guangzhou	69,700	69,700	100	Trading of Chinese patent medicine and Chinese raw medicine
Guangzhou Pharmaceutical Import & Export Corporation	Guangzhou	15,000	15,000	100	Import and export of medicine
Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd.	Guangzhou	18,410	3,888.7	51	Trading of Chinese patent medicine and Chinese raw medicine
Guangxi Ying Kang Pharmaceutical Co., Ltd.	Nanning	31,880	21,720	51	Production of Chinese patent medicine

(2) Subsidiaries with over 50% equity interest held by the Group but not included in the consolidation scope are as follows:

The Group holds 72% of equity interest in Shenzhen Qixing Lanzhao Bio-technology Co., Ltd. and 66% of equity interest in Guangzhou Kangshou Pharmaceutical Co., Ltd but does not include them in the consolidation as both of them commenced their liquidation stage in the current period.

The Group holds 51% of equity interest in Guangzhou Jing Xiu Tang 1790 Trading Co., Ltd.. As the shares on the total of assets, sales and net profit of this company owned by the Group are under 10% of the total of assets, sales, and net profit of the Group, it is not included in the consolidation in accordance with the document CK2Z(1996)No.2 article Reply to the Quaere on Scope of Consolidation and the significance principle of the Group .

(3) Change in consolidation scope

In the reporting period, Hong Kong Tongxing Pharmaceutical Co., Ltd. has made increment to Guangzhou Wanglaoji Pharmaceutical Co., Ltd. by RMB168,880,000 according to the signed Warrant to Subscribe, and thus acquired 48.0465% of the equity interest. Such increment has changed the Company's share in Guangzhou Wanglaoji Pharmaceutical Co., Ltd. from 92.48% to 48.0465%. Therefore Guangzhou Wanglaoji Pharmaceutical Co., Ltd. has changed from a holding subsidiary to a joint venture. When preparing the consolidated financial statements, consolidation by proportion instead of full amount is adopted for this investee beginning from the reporting period.

V. PROFIT DISTRIBUTION

The profit after tax will be distributed in the following order:

1) Making up losses;
2) Allocation to statutory surplus reserve fund;
3) Allocation to statutory public welfare fund;
4) Allocation to discretionary surplus reserve fund;
5) Payment of dividends.

The distribution of profit after tax and payment of dividends will be proposed by the board of directors and approved by the shareholders' general meeting. Unless the shareholders come to another agreement, the board of directors is authorized by the shareholders' general meeting to declare and pay interim dividends.

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED)

1. Cash

Item	Closing balance	Beginning balance
Cash on hand	**1,325,823.60**	1,192,326.45
Cash in bank	**785,724,983.22**	859,419,351.72
Other cash	**4,326,199.71**	20,212,919.73
	791,377,006.53	880,824,597.90

1) Breakdown of cash in bank

	Closing balance	Beginning balance
Current deposit	**623,150,581.22**	715,712,994.49
Fixed deposit	**162,574,402.00**	143,706,357.23
	785,724,983.22	859,419,351.72

2) Breakdown of other cash

Item	Closing balance	Beginning balance
Out-port bank deposit	**49,237.61**	51,175.67
Bank bill deposit	**3,000,000.00**	10,165,833.00
Credit card deposit	**135,218.31**	290,109.98
L/C guaranty deposit	**1,120,715.83**	4,830,076.94
Other	**21,027.96**	4,875,724.14
	4,326,199.71	20,212,919.73

3) At the period-end, the Group held deposit of HKD2,335,192.13(equivalent to RMB2,483,943.87) and USD862.81 (equivalent to RMB7,141.05) in Hong Kong.

2. Short-term investments

Item	Closing balance	Write-down provision	Market price at the period-end
Treasury bond	**9,752,600.00**	4,884,600.00	9,736,000.00
Fund	**10,000,000.00**	1,758,000.00	8,242,000.00
	19,752,600.00	6,642,600.00	

(1) According to the closing price of the Shanghai Stock Exchange and the Shenzhen Stock Exchange on 30 June 2005, the Group has made short term investment provision for the amount of which the market price is lower than cost.

(2) The closing balance of short-term investment provision increases by 457.92% compared with the beginning balance. The main reason is that the par value of the treasure bonds under trusteeship of Nanfang Security Co., Ltd is 10,000,000 (the booking amount is 9,752,600). It's acknowledged that Nanfang Security Company is declared to go bankruptcy on 29 April 2005. The Company has finished the process of creditor's rights registration. In the Company's opinion, there is certain uncertainty in full recovery of the above-mentioned treasure bills. In this circumstance, the Company has accrued provision at 50% of the market value.

3. Notes receivable

	Closing balance	Beginning balance
Bank acceptance bill	**149,944,359.60**	62,186,822.02
Trade acceptance bill	**154,492,860.72**	123,022,778.21
	304,437,220.32	185,209,600.23

The closing balance of notes receivable increases by 64.37% than the beginning balance, mainly owing to business scale of the Group enlarges and more bills are used for settlement.

4. Dividends receivable

Item	Closing balance	Beginning balance
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	**7,380,957.41**	—
Nanfang Nanfan Packaging Co., Ltd.	**2,983,850.00**	—
	10,364,807.41	—

The dividends receivable at the end of the period is increased by RMB10,364,000. The main reasons are:

(1) Nanhai Nanfan Packaging Co., Ltd. has declared the dividends of 2004 which is not yet paid.

(2) As the subordinate company Guangzhou Wanglaoji Pharmaceutical Co., Ltd. has become a joint venture of the Company after it received the capital increment, the dividends receivable comes from consolidation by proportion for this company.

5. **Accounts receivable**

1) Aging analysis of accounts receivable

Aging	Closing balance Balance	Percentage	Bad debt provision	Provision Percentage
Within 1 year	1,242,168,190.96	94.19%	13,126,934.54	1.06%
1~2 years	28,498,805.74	2.16%	5,042,393.67	17.69%
2~3 years	8,073,361.10	0.61%	3,999,300.15	49.54%
3~4 years	13,805,683.94	1.05%	12,191,985.34	88.31%
4~5 years	2,704,499.06	0.21%	2,170,441.43	80.25%
Over 5 years	23,489,738.98	1.78%	23,489,738.98	100.00%
	1,318,740,279.79	100.00%	60,020,794.11	4.55%

Aging	Beginning balance Balance	Percentage	Bad debt provision	Provision Percentage
Within 1 year	957,240,209.19	93.65%	9,609,444.44	1.00%
1~2 years	18,333,301.62	1.79%	3,516,319.01	19.18%
2~3 years	16,413,164.55	1.61%	13,273,231.44	80.87%
3~4 years	4,021,203.48	0.39%	2,581,749.92	64.20%
4~5 years	6,774,493.37	0.66%	6,142,185.98	90.67%
Over 5 years	19,333,342.80	1.89%	19,333,342.79	100.00%
	1,022,115,715.01	100.00%	54,456,273.58	5.33%

From the balance aforementioned, no account is due from shareholders with 5% or more voting shares.

2) From the closing balance aforementioned, RMB83,659,060.71 is owed by the top five customers with largest balance, representing 6.34% of the total balance.

3) The current 149 reversals of accounts receivable amount to RMB1,689,245.02 and those are involved in related party transactions is RMB10,418.46.

4) Accounts receivable aged 3-4 years with a sum of RMB9,638,751.88 is due from Puning Honghai Pharmaceutical Co., Ltd.. As this debtor did not confirm the account, the Group accrued bad debts provision in full amount based on the conservatism principle.

6. **Other receivables**

1) Aging analysis of other receivables:

Aging	Closing balance Balance	Percentage	Bad debt provision	Provision Percentage
Within 1 year	56,515,897.82	45.55%	285,896.15	0.51%
1~2 years	18,348,179.16	14.79%	509,502.03	2.78%
2~3 years	21,317,477.31	17.18%	3,553,984.81	16.67%
3~4 years	5,097,208.94	4.11%	837,860.30	16.44%
4~5 years	11,185,058.26	9.02%	1,404,916.00	12.56%
Over 5 years	11,606,305.60	9.35%	8,024,453.44	69.14%
	124,070,127.08	100.00%	14,616,612.73	11.78%

Aging	Beginning balance Balance	Percentage	Bad debt provision	Provision Percentage
Within 1 year	64,888,082.69	51.87%	577,190.29	0.89%
1~2 years	31,298,696.04	25.02%	1,870,367.38	5.98%
2~3 years	5,443,619.75	4.35%	1,867,311.67	34.30%
3~4 years	11,711,184.50	9.36%	284.75	0.00%
4~5 years	2,040,251.54	1.63%	1,005,659.02	49.29%
Over 5 years	9,719,192.98	7.77%	7,998,130.97	82.29%
	125,101,027.50	100.00%	13,318,944.08	10.65%

2) Closing balance of other receivables:

Item	Closing balance	Beginning balance
Petty cash	**2,302,226.23**	2,268,239.88
Security money, deposit and down payment	**8,670,706.89**	4,217,943.36
Prepayment for the project and the equipment	**19,535,170.98**	11,786,965.97
Advances for operation	**17,803,491.65**	19,335,088.32
Staff borrowings	**574,090.33**	245,585.58
Current accounts between related parties	**16,307,379.85**	23,923,424.79
Others	**3,836,726.51**	9,100,614.52
Discounts and allowance receivables	**12,509,953.59**	22,523,950.71
Current account with external company	**42,530,381.05**	31,699,214.37
	124,070,127.08	125,101,027.50

Among the other receivable accounts, the amount due from shareholder with 5% or more voting shares is that due from the Holding with an amount of RMB5,918,262.50.

(3) The five largest amounts of other receivables add up to RMB7,424,169.77, accounting for 5.98% of the total.

(4) The current 80 reversals of other receivables amount to RMB486,418.00 and all are not involved in related party transactions.

7. **Advances to suppliers**

(1) Among the closing balance, no advance is prepaid to shareholders with 5% or more voting shares.

(2) The closing advances to suppliers decreases by 49.88% compared with the beginning balance, mainly because the Guangzhou Pharmaceuticals Corporation, subordinate to the Group, decreases its advances for the import of medicine in the current period.

8. **Subsidies receivable**

	Closing balance	Beginning balance
Export tax refundable	**2,926,620.31**	2,224,155.35

The closing subsidies receivable increases by 31.58% compared with the beginning balance, mainly because the subsidiary company Guangzhou Pharmaceutical Import & Export Corporation has not yet received the current period's export tax refund.

9. **Inventories**

	Closing balances		Beginning balance	
	Balance	Provision	Balance	Provision
Goods in transit	**1,412,574.37**	—	1,761,969.43	—
Raw materials	**87,451,500.70**	**185,762.91**	84,240,197.29	298,752.78
Work-in-process	**73,503,643.64**	—	79,290,846.85	—
Finished goods	**73,272,222.83**	**63,937.84**	95,650,066.82	63,937.84
Low-value Consumables	**1,644,482.76**	—	1,715,469.16	—
Packaging Materials	**39,598,966.90**	—	32,304,739.81	—
Consigned goods for process	**117,002.29**	—	181,754.49	—
Goods in stock	**783,554,384.25**	**14,382,785.55**	808,089,816.93	24,952,828.40
Others	**2,982,742.79**	—	5,414.40	—
	1,063,537,520.53	**14,632,486.30**	1,103,240,275.18	25,315,519.02

The closing balance of the provision for inventory write-down decreases by 42.20% compared with the beginning balance, mainly because the subsidiary company Guangzhou Chinese Medicine Corporation has scrapped inventory of RMB8,317,000.00, thus the provision for inventory accrued at the end of last year is offset accordingly.

10. **Prepaid expenses**

	Beginning balance	Addition	Amortization	Closing balance
Insurance premium prepaid	1,655,791.47	274,267.56	1,132,757.54	797,301.49
Repair and maintenance of fixes assets	—	600,701.21	177,899.66	422,801.55
Road toll	203,113.98	13,720.00	163,055.38	53,778.60
Advertising	66,000.00	327,180.00	360,180.00	33,000.00
Deductible input VAT	87,387,622.30	229,166,264.26	218,909,036.93	97,644,849.63
Others	522,904.24	2,245,144.12	1,159,647.95	1,608,400.41
	89,835,431.99	232,627,277.15	221,902,577.46	100,560,131.68

11. Long-term equity investment

(1) Details of long-term equity investment are as follows:

Investee	Period	Shareholder percentage	Initial amount of investment
Indonesia Sanyou Industrial Company Limited	2014	50.00%	1,521,562.82
Guangzhou Zhongfu Pharmaceutical Company Limited	N/A	50.00%	400,000.00
Shanghai Jiuhe Tang Chinese Medicine Company Limited	2007	32.37%	615,000.00
Hangzhou Zhe Da Han Fang Chinese Medicine Co.	N/A	44.00%	440,000.00
Guangzhou Jing Xiu Tang 1790 Trading Co., Ltd.	N/A	51.00%	255,000.00
Guangzhou Kangshou Pharmaceutical Co., Ltd.	2006	66.00%	2,460,000.00
Ming Tai Industrial (Thailand) Company Limited	2007	40.00%	516,930.33
East China Pharmaceutical Co., Ltd.	N/A	13.47%	264,000.00
Guangzhou Lianjie Computer technology Co., Ltd.	N/A	50.00%	250,000.00
Guangzhou Chinese Medicine Corporation Beijing Road Chinese Medicine Bazaar	N/A	20.00%	160,000.00
Golden Eagle Asset Management Co.	N/A	20.00%	20,000,000.00
Jihua Medical Apparatus Company Limited	N/A	24.00%	4,200,000.00
Guangzhou Jinshen Pharmaceutical Co., Ltd.	N/A	38.25%	765,000.00
Everbright Bank	N/A	0.30%	10,725,000.00
Nanhai Nanfang Packaging Co., Ltd.	2011	21.42%	30,000,000.00
Guoyao Group Industrial Co., Ltd.	N/A	10.00%	8,000,000.00
Guangzhou Huayin Bio-technology Co., Ltd.	N/A	15.00%	1,000,000.00
Shenzhen Qixing Lanzao Bio-technology Co., Ltd.	2016	72.00%	3,600,000.00
Qixing Mazhong Pharmaceutical Co., Ltd.	2005	40.00%	362,826.38
Bank of Communications Guangdong Branch	N/A		393,841.40

(2) The movements of long-term equity investment in the current period are as follows

Investee	Closing balance	Current fluctuation under equity method	Accumulated fluctuation under equity method	Provision	Note
Indonesia Sanyou Industrial Company Limited	1,078,551.23	—	(443,011.59)	1,078,551.23	[1]
Guangzhou Zhongfu Pharmaceutical Company Limited	1,448,686.30	—	1,048,686.30)	—	
Shanghai Jiuhe Tang Chinese Medicine Company Limited	563,046.60	—	—	—	
Hangzhou Zhe Da Han Fang Chinese Medicine Co.	221,465.11	(47,357.96)	(218,534.89)	—	
Guangzhou Jing Xiu Tang 1790 Trading Co.	255,000.00	—	—	—	
Guangzhou Kangshou Pharmaceutical Co., Ltd.	1,543,932.95	(53,449.85)	(916,067.05)	—	
Ming Tai Industrial (Thailand) Company Limited	285,375.56	—	(231,554.77)	—	
East China Pharmaceutical Co., Ltd.	126,843.02	—	—	—	
Guangzhou Lianjie Computer Technology Co., Ltd.	188,005.46	—	(61,994.54)	—	
Guangzhou Chinese Medicine Corporation Beijing Road Chinese Medicine Bazaar	218,399.05	—	58,399.05	—	
Golden Eagle Asset Management Co.	10,885,206.69	(655,337.02)	(9,114,793.31)	—	
Jihua Medical Apparatus Company Limited	2,593,027.37	(285,063.02)	(1,606,972.63)	—	
Guangzhou Jinshen Pharmaceutical Co., Ltd.	263,180.70	(131,306.89)	(501,819.30)	—	
Everbright Bank	10,725,000.00	—	—	—	
Nanhai Nanfang Packaging Co., Ltd.	30,000,000.00	—	—	—	
Guoyao Group Industrial Co., Ltd.	8,000,000.00	—	—	—	
Guangzhou Huayin Bio-technology Co., Ltd.	1,000,000.00	—	—	—	
Shenzhen Qixing Lanzao Bio-technology Co., Ltd.	535,078.61	—	(3,064,921.39)	535,078.61	[2]
Qixing Mazhong Pharmaceutical Co., Ltd.	362,826.38	—	—	—	
Communication Bank Guangdong Branch	393,841.39	—	—	—	
Guangzhou Pangaoshou Natural Health Product Co., Ltd. (Consolidation variance)	1,052,048.42	—	—	—	[3]
Guangzhou Huanye Pharmaceutical Co., Ltd. (Consolidation variance)	744,255.89	—	—	—	[4]
Guangzhou Bio-technology Co., Ltd. (Consolidation variance)	229,579.82	—	—	—	[5]
Fujian Guangyao Jieda Co., Ltd. (Consolidation variance)	532,384.04	—	—	—	[6]
Guangxi Ying Kang Pharmaceutical Co., Ltd. (Consolidation variance)	574,189.38	—	—	—	[7]
Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd. (Consolidation variance)	790,161.06	—	—	—	[8]
	74,610,085.03	(1,172,514.74)	(15,052,584.12)	1,613,629.84	

Note 1: The Group hasn't obtained the financial materials of Indonesia Sanyou Industrial Company Limited since the year 1997 and is not aware of the present condition of the investee as a result, provision was made in full amount for this investment on the basis of conservatism principle.

Note 2: Shenzhen Qixing Lanzao Bio-technology Co., Ltd. has suffered significant losses and it is hard to continue to operate, therefore it began liquidation at the end of 2003. It's estimated that most of the investment can not be recovered, as a result the Group made provision for impairment in full amount for the investment.

Note 3: Consolidation variance of Guangzhou Pangaoshou Natural Health Product Co., Ltd. amounts to RMB1,052,048.00, representing the amortized balance of the difference between the payments made by Guangzhou Pangaoshou Pharmaceutical Co., Ltd., the subsidiary of the company for purchase of 32% and 15% of equity interest in Guangzhou Pangaoshou Natural Health Product Co., Ltd. in October 1999 and November 2002 respectively and the share of owners' equity acquired. The initial amount of the equity investment difference is RMB1,990,885.94, which is to be amortized evenly from the next month of acquisition over the investment period as stipulated in the contract. The current amortization is RMB80,926.84 and the accumulated amortization is RMB938,837.52.

Note 4: Consolidation variance of Guangzhou Huanye Pharmaceutical Co., Ltd. amounts to RMB744,255.89, representing the amortized balance of the difference between the total payments for purchase of equity interest and the increment of capital in Guangzhou Huanye Pharmaceutical Co., Ltd. in December 2002 and the attributable share of owners' equity acquired. The difference is amortized evenly from January 2003. The initial amount is RMB992,341.19, current amortization is RMB49,617.06 and the accumulated amortization is RMB248,085.30.

Note 5: Consolidation variance of Guangzhou Bio-technology Co., Ltd. amounts to RMB229,579.82, representing the amortized balance of difference between the Company's payments for increment of capital in June 2002 and November 2003 respectively and the share of owners' equity acquired in Guangzhou Bio-technology Co., Ltd.. The initial amount is RMB291,355.39. The current amortization is RMB14,567.77 and the accumulated amortization is RMB61,775.57.

Note 6: Consolidation variance of Fujian Guangyao Jieda Co. Ltd. is RMB532,384.04, representing the amortized balance of difference between the total payments made by Guangzhou Pharmaceutical Corporation, subsidiary of the Company, for purchase of 50% of equity interest in Fujian Guangyao Jieda Co. Ltd. on 14 July 2004 and the attributable share of owners' equity acquired. The initial amount is RMB586,110.87, current amortization is RMB29,305.54 and the accumulated amortization is RMB53,726.83.

Note 7: Consolidation variance of Guangxi Ying Kang Pharmaceutical Co., Ltd. is RMB574,189.38, representing the amortized balance of difference between the total payments made by the Company on 31 March 2004 for purchase of 51% of equity interest in Guangxi Ying Kang Pharmaceutical Co., Ltd. and the attributable share of owners' equity acquired. The initial amount is RMB656,216.43, current amortization is RMB32,810.82 and the accumulated amortization is RMB82,027.05.

Note 8: Consolidation variance of Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd. is RMB790,161.06, representing the amortized balance of difference between the total payments made by the Company on 27 February 2004 for purchase of 51% of equity interest in Guangzhou Pharmaceutical Yingbang Trading Co. Ltd. and the attributable share of owners' equity acquired. The initial amount is RMB911,724.29, the current amortization is RMB45,586.21 and the accumulated amortization is RMB121,563.23.

12. **Fixed assets and accumulated depreciation**

Cost	Beginning balance	Addition	Decrease	Closing balance
Houses & buildings	1,049,839,391.70	13,809,093.42	42,132,563.90	1,021,515,921.22
Machinery equipment	712,626,964.18	17,405,914.99	34,977,860.75	695,055,018.42
Vehicles	94,426,299.36	3,045,736.72	5,979,084.77	91,492,951.31
Electric equipment	26,847,188.61	911,494.00	64,261.21	27,694,421.40
Office equipment	74,445,069.99	3,449,940.66	3,525,208.74	74,369,801.91
Renovation of fixed assets	22,314,450.57	139,570.22	6,256,048.68	16,197,972.11
	1,980,499,364.41	38,761,750.01	92,935,028.05	1,926,326,086.37

Accumulated depreciation	Beginning balance	Addition	Decrease	Closing balance
Houses & buildings	197,723,386.75	20,986,037.73	9,111,253.20	209,598,171.28
Machinery equipment	273,681,804.54	29,585,081.90	17,014,124.33	286,252,762.11
Vehicles	55,893,534.42	4,200,374.72	4,201,578.81	55,892,330.33
Electric equipment	13,246,711.21	1,101,099.41	61,820.30	14,285,990.32
Office equipment	36,364,737.32	4,760,705.48	2,868,761.39	38,256,681.41
Renovation of fixed assets	6,441,347.88	1,402,280.28	995,534.38	6,848,093.78
	583,351,522.12	62,035,579.52	34,253,072.41	611,134,029.23

Provision for impairment:	Beginning balance	Addition	Decrease	Closing balance
Houses & buildings	18,150,656.61	—	—	18,150,656.61
Machinery equipment	6,332,872.46	—	1,263,097.17	5,069,775.29
Vehicles	177,398.58	—	—	177,398.58
Electric equipment	—	290,327.63	—	290,327.63
Office equipment	8,512.15	—	—	8,512.15
Renovation of fixed assets	683,502.12	—	—	683,502.12
	25,352,941.92	290,327.63	1,263,097.17	24,380,172.38

(1) During this period, construction work in progress transfers to fixed assets amounted to 15,303,000.

(2) As at 30 June 2005, the Group has pledged its fixed assets with net book value of 124,913,000 for bank loans.

(3) At the year-end, the Group provided impairment provision of RMB24,380,000 for the difference whose recoverable amount were lower than the book value owing to their technology obsolescence, damage or long idleness.

(4) The closing balance of fixed assets decreases by 92,935,000 while accumulated depreciation decreases by 34,253,000 compared with the beginning balance. The main reason is that the Company's subsidiary Guangzhou Wanglaoji Pharmaceutical Co., Ltd. has acquired capital increment from a new shareholder in March 2005, and the Company has changed from a controlling shareholder to the joint control shareholder, consolidation for this investee adopts proportion method thus causes decrease of cost of fixed assets and accumulated depreciation.

13. Construction work in progress

(1) Details of construction work in progress are as follows:

Project	Budget	Financing source	% of fund used to budget
Relocation of Guangzhou Xingqun Pharmaceutical Company	243,688,046.72	Working Capital and loan	80%
Xingqun Manufacture Workshop project at phase 3	16,835,778.76	Working Capital	111%
Zhong Yi relocation of Yunpu workshop	197,030,000.00	Working Capital, loan and government appropriation	102%
Chenliji product technical alteration	29,100,000.00	Working capital and stock capital	90%
Chenliji product showroom	4,000,000.00	Working capital	147%
Hanfang Conghua base construction	118,840,000.00	Stock capital and government appropriation	93%
Hanfang equipment installation project	3,786,349.50	Stock capital and government appropriation	100%
Jingxiutang suppository production line	11,339,612.77	Working capital and stock capital	100%
Jingxiutang Zhuifengtouguwan production line	30,300,000.00	Working capital and stock capital	99%
Jingxiutang GMP reconstruction project	12,821,045.48	Working capital and loan	36%
Pangaoshou GMP reconstruction project	104,910,000.00	Loan and special fund from public debt	95%
Wanglaoji sewage treatment alteration project	400,000.00	Working capital	127%
Chinese Medicine GMP reconstruction project of Guangzhou Chinese Medicine Corp.	5,000,000.00	Working capital	96%
Baidi equipment A installation	3,000,000.00	Government appropriation	77%
Baidi equipment B installation	8,000,000.00	Working capital	161%
Huanye solid preparation workshop project	4,738,900.00	Working capital	58%
Qixing Warehouse project	6,000,000.00	Working capital	37%
Others	13,979,870.00	Working capital, stock capital and government interest subsidy	—

(2) The movements of construction work in progress in the current period are as follows:

Project	Beginning balance	Addition	Transferred to fixed asset	Other reduction	Closing balance	Closing balance of provision
Relocation of Guangzhou Xingqun Pharmaceutical Company	288,853.15	4,736,996.36	1,054,048.00	—	3,971,801.51	—
Xingqun Manufacture Workshop project at phase 3	3,952,497.79	34,000.00	—	—	3,986,497.79	—
Xingqun comprehensive workshop building phase 1 and 2	—	1,674,119.59	—	—	1,674,119.59	—
Zhong Yi relocation of Yunpu workshop	836,849.63	5,963,019.23	—	1,722,849.05	5,077,019.81	—
Chenliji product technical alteration	773,473.64	1,392,832.17	969,188.54	292,056.10	905,061.17	—
Chenliji product showroom	83,561.00	126,871.84	106,471.06	—	103,961.78	—
Hanfang Conghua base construction	89,747,009.74	19,125,174.92	—	—	108,872,184.66	—
Hanfang equipment installation project	318,444.00	—	298,044.00	—	20,400.00	—
Jingxiutang prepayment for equipment	2,343,821.21	2,404,347.85	1,284,936.24	—	3,463,232.82	—
Jingxiutang suppository production line	1,690,000.00	—	1,690,000.00	—	—	—
Jingxiutang Zhuifengtouguwan production line	647,400.00	—	—	647,400.00	—	—
Jingxiutang GMP reconstruction project	1,210,000.00	2,273,984.32	1,171,606.28	—	2,312,378.04	—
Jingxiutang sewage treatment pool	558,281.00	—	558,281.00	—	—	—
Jingxiutang other projects	698,861.23	—	498,861.23	—	200,000.00	—
Pangaoshou GMP reconstruction project	2,572,916.00	2,002,358.28	3,309,222.30	—	1,266,051.98	—
Wanglaoji Manufacture CMP Workshop project	—	1,323,725.32	1,323,725.32	—	—	—
Wanglaoji sewage treatment alteration project	—	508,488.00	508,488.00	—	—	—
Chinese medicine GMP reconstruction project of Guangzhou Chinese Medicine Corp.	458,325.55	1,233,248.19	62,737.26	—	1,628,836.48	—
Baidi equipment A installation	2,303,100.00	—	—	—	2,303,100.00	—
Baidi equipment B installation	4,327,672.64	4,188,956.40	29,117.62	—	8,487,511.42	—
Baidi frozen dry powder linkage line	—	614,550.00	—	—	614,550.00	—
Huanye solid preparation workshop project in development zone	1,252,800.20	100,000.00	—	—	1,352,800.20	—
Yinkang GMP reconstruction project	645,990.00	—	645,990.00	—	—	—
Qixing warehouse project	2,202,351.19	—	—	—	2,202,351.19	
Others	2,862,867.13	1,967,818.66	1,792,160.87	655,420.79	2,383,104.13	130,000.00
	119,775,075.10	49,670,491.13	15,302,877.72	2,670,325.94	151,472,362.57	130,000.00

The Closing balance of provision for impairment of construction work in progress is 130,000.00 (beginning balance: 130,000.00)

As the project of Jingxiutang Anbike equipment installation is suspended for a long time and will not restart in the foreseeable future, the Group has provided a provision of 50,000.00 for it in the beginning of period. Together with the provision for impairment of Zhong Yi dust removing project with an amount of 80,000.00 provided in the previous years, the closing balance of provision is 130,000.00.

14. Intangible assets

(1) Details of intangible assets are as follows:

Items	Acquisition method	Cost	Remaining amortization period (No. of month)	Provision for Impairment
Land use right of Nanzhou Road factory	Purchase	4,301,046.00	486	—
Land use right of Renmin Road factory	Purchase	2,686,602.00	486	—
Land use right of No.19-29 of Ningxiheng Street	Purchase	1,618,067.38	456	—
Land use right of No. 32 of Duobao Road Changhua New Street and Shiguili No. 3 of Zhongshanba Road	Purchase	1,465,822.00	181	—
Land use right of Guangzhou Yunpu Industry District	Purchase	2,255,182.58	565	—
Land use right of No. 194 of Beijing Road	Purchase	2,362,581.08	515	—
Land use right of No. 1688 of Southern Guangzhou Avenue	Purchase	27,006,173.92	507	—
Land use right of Songgang Factory	Purchase	20,417,970.00	462	—
Land use right of Nanhai Huangqi	Purchase	4,090,000.00	451	—
Land use right of Panyu Dongsha Development District	Purchase	15,947,019.00	486	—
Land use right of Jiangcun factory in Guangzhou Baiyun District	Purchase	1,916,553.13	504	—
Land use right of #4-6 and #10-1 of Shi Er Pu New Street	Purchase	3,509,041.00	385	—
Land use right of No. 136-138 of He Ping West Road	Purchase	1,535,744.00	385	—
Land use right of No.328 in Beijing Road	Purchase	1,306,988.00	84	—
Land use right of No.103 of Da Tong Road	Land appraisal appreciation	17,928,863.00	385	—
Logistics project software of Huangjinwei warehouse of Guangzhou Pharmaceuticals Corporation	Purchase	5,052,929.55	47	—
Land use right of B area of Xin Zhou Warehouse	Purchase	2,676,141.00	485	—
Land use right of No.85 of Shang Jiu Road	Purchase	2,735,793.33	414	—
Land use right of No.12 of Fangcun Sai Ba Road	Purchase	1,764,522.90	503	—
Land use right of No.33 of Xin Gang Zhong Road Chi Gang North Street	Investment	1,755,288.00	522	—
Land use right of No. 5 of Panyu Dongsheng Factory	Purchase	3,078,097.91	462	—
Trademark of Guangzhou Pharmaceutical	Investment	3,807,722.31	109	—
Malotilate emulsion technology	Purchase	1,500,000.00	99	—
Marketing network and trademark of Hubei Ankang Co.	Investment	1,200,000.00	105	—
Others		10,731,779.48	14~642	966,151.46
		142,649,927.57		966,151.46

The closing balance of the provisions for impairment is 966,151.46 accrued at the difference of the carrying amount and the lower recoverable amount (beginning balance: 966,151.46).

(2) The movements of intangible assets in the current period are as below:

Project	Beginning balance	Current addition	Current decrease	Current amortization	Accumulated amortization	Closing balance
Land use right of Nanzhou Road factory	3,698,500.63	—	—	44,188.83	646,734.20	3,654,311.80
Land use right of Renmin Road factory	2,255,927.58	—	—	27,414.31	458,088.73	2,228,513.27
Land use right of No.19-29 of Ningxiheng Street	1,339,654.36	—	—	17,212.15	295,625.17	1,322,442.21
Land use right of No. 32 of Duobao Road Changhua New Street and Shiguili No. 3 of Zhongshanba Road	1,133,132.00	—	—	34,332.00	367,022.00	1,098,800.00
Land use right of Guangzhou Yunpu Industry District	2,208,763.73	—	—	23,209.43	69,628.28	2,185,554.30
Land use right of No. 194 of Beijing Road	2,056,645.53	—	—	23,625.81	329,561.36	2,033,019.72
Land use right of No. 1688 of Southern Guangzhou Avenue	23,045,268.40	—	—	270,061.74	4,230,967.26	22,775,206.66
Land use right of Songgang Factory	1,731,006.97	—	—	22,192.38	18,709,155.41	1,708,814.59
Land use right of Nanhai Huangqi	3,146,996.42	—	—	41,317.26	984,320.84	3,105,679.16
Land use right of Panyu Dongsha Development District	13,413,987.62	—	—	159,470.19	2,692,501.57	13,254,517.43
Land use right of Jiangcun factory in Guangzhou Baiyun District	3,012,218.73	—	1,546,538.87	35,437.86	486,311.13	1,430,242.00
Land use right of #4-6 and #10-1 of Shi Er Pu New Street	3,090,168.75	—	—	47,419.50	466,291.75	3,042,749.25
Land use right of No. 136-138 of He Ping West Road	1,352,423.36	—	—	20,753.28	204,073.92	1,331,670.08
Land use right of No.328 in Beijing Road	1,067,373.68	—	—	16,337.34	255,951.66	1,051,036.34
Land use right of No.103 of Da Tong Road	14,296,865.36	—	—	247,636.20	3,879,633.84	14,049,229.16
Logistics project software of Huangjinwei warehouse of Guangzhou Pharmaceuticals Corporation	4,463,421.12	—	—	505,292.94	1,094,801.37	3,958,128.18
Land use right of B area of Xin Zhou Warehouse	2,222,527.54	—	—	21,241.80	474,855.26	2,201,285.74
Land use right of No.85 of Shang Jiu Road	2,380,132.74	—	—	33,038.46	388,699.05	2,347,094.28
Land use right of No.12 of Fangcun Sai Ba Road	1,498,240.99	—	—	17,645.22	283,927.13	1,480,595.77
Land use right of No.33 of Xin Gang Zhong Road Chi Gang North Street	1,544,653.44	—	—	—	210,634.56	1,544,653.44
Land use right of No. 5 land of Panyu Dongsha Industrial zone	2,206,637.90	—	—	30,390.60	901,850.61	2,176,247.30
Trademark of Guangzhou Pharmaceutical	3,649,067.21	—	—	190,386.12	349,041.22	3,458,681.09
Malotilate emulsion technology	1,312,500.00	—	—	75,000.00	262,500.00	1,237,500.00
Marketing network and trademark of Hubei Ankang Co.	1,110,000.00	—	—	60,000.00	150,000.00	1,050,000.00
Others	7,075,367.15	574,985.00	—	342,799.10	3,424,226.43	7,307,553.05
	104,311,481.21	574,985.00	1,546,538.87	2,306,402.52	41,616,402.75	101,033,524.82

In the current period intangible assets decreases by 1,547,000, the reason is that Guangzhou Wanglaoji Pharmaceutical Co., Ltd. accepts incremental capital from a new shareholder in March 2005. As a result, the Company changes from a controlling shareholder to a joint control shareholder, and consolidation for this investee is made by proportion.

15. Long-term prepaid expenses

(1) Details of long-term prepaid expense are as follows:

Item	Amortization period	Cost	Remaining amortization period
Renovation	5 years	34,957,960.83	1 to 5 years
Expenditures for improvement of leased fixed assets	5 years	344,205.77	1 to 5 years
Installation of telephone	5 years	2,756,400.00	6 months
Maintenance expenditure on fixed assets	5 years	7,162,070.45	6 months
Computer system	5 years	6,134,246.25	1 to 5 years
GMP project improvement	5 years	1,551,248.00	Nil
ERP system	5 years	2,138,381.76	1 to 5 years
Medical fund for retired staff	5 years	2,414,500.00	1 to 2.5 years
Transitional medical fund for retired staff	10 years	3,049,676.46	7 years and 2 months
Others	2-5 years	4,605,726.96	1 to 5 years
		65,114,416.48	

(2) The movements of long-term prepaid expenses during the current period are as below:

Item	Beginning Balance	Current Addition	Current Amortization	Accumulated Amortization	Closing Balance
Renovation expenses	12,567,927.51	140,208.07	2,946,287.69	25,196,112.94	9,761,847.89
Expenditures for improvement of leased fixed assets	—	344,205.77	28,683.80	28,683.80	315,521.97
Installation of telephone	59,059.30	—	23,449.98	2,720,790.68	35,609.32
Maintenance expenditure on fixed assets	688,834.40	—	—	6,473,236.05	688,834.40
Computer system	646,737.57	307,480.00	456,151.47	5,636,180.15	498,066.10
GMP project improvement	169,201.06	—	169,201.06	1,551,248.00	—
ERP system	1,224,036.86	182,285.80	217,065.67	949,124.77	1,189,256.99
Medical fund for retired staff	497,775.01	—	214,495.98	2,131,220.97	283,279.03
Transitional medical fund for retired staff	2,341,903.90	—	169,243.26	877,015.82	2,172,660.64
Others	1,020,352.03	1,823,768.60	600,360.58	2,361,966.91	2,243,760.05
	19,215,827.64	2,797,948.24	4,824,939.49	47,925,580.09	17,188,836.39

16. Short-term loans

	Closing balance	Beginning balance
Loan by credit	**45,586,020.00**	25,000,000.00
Loan by mortgage and pledge	**236,471,141.23**	255,958,830.03
Loan by guaranty	**624,000,000.00**	656,500,000.00
	906,057,161.23	937,458,830.03

17. Notes payable

	Closing balance	Beginning balance
Bank acceptance bill	**29,721,583.12**	118,321,134.12
Trade acceptance bill	—	18,731,700.00
	29,721,583.12	137,052,834.12

The closing balance of notes payable decreases by 78.31% compared with the beginning balance, mainly because that at the end of period bills used for settlement are reduced.

18. Accounts payable

Of the closing balance, no account is due to shareholders with 5% or more voting shares.

19. Advances from customers

(1) Within the closing balance, no advance is paid to shareholders with 5% or more voting shares.

(2) The closing balance of advances from customers increases by 33.08% compared with the beginning balance, mainly owing to the increase in agency category of pharmaceutical trading enterprises and customers are required to make prepayment before delivery.

20. Accrued Payroll

The closing balance of accrued payroll increases by 71.36% compared with the beginning balance, mainly because that the bonus accrued in the first half of year has not yet paid.

21. Dividend payable

Name of shareholder	Closing balance	Beginning balance
Dividend to state shares	**12,825,000.00**	—
Dividend to domestic public shares	**1,949,999.87**	—
Dividend to minor shareholders	**5,522,276.22**	25,980.20
Dividend to overseas public shares	**6,705,748.58**	402.84
	27,003,024.67	26,383.04

The closing balance was increased by a large scale comparing with the beginning balance, representing the unpaid declared dividends of the year 2004 during the reporting period; the said dividends had been paid in July 2005.

22. Taxes payable

	Closing balance	Beginning balance
Business tax	**280,162.28**	796,463.34
Value added tax	**14,426,314.72**	(14,616,004.43)
City construction tax	**1,231,215.39**	924,123.73
Enterprise income tax	**23,758,123.88**	34,683,091.24
Property tax	**1,343,559.40**	329,787.24
Withholding tax	**622,672.85**	179,472.81
Others	—	1,744,310.13
	41,662,048.52	24,041,244.06

The closing balance of taxes payable increases by 73.29% compared with the beginning balance. The main reason is that sales from principal operation grow and the value added tax input is greater than output.

23. Other liabilities

	Note	**Closing Balance**	**Beginning Balance**
Education surcharge	(1)	**532,324.02**	414,328.26
Flood prevention levy	(2)	**2,948,084.98**	2,460,718.34
Others		**5,817.28**	5,346.34
		3,486,226.28	2,880,392.94

(1) Education surcharge is paid at 3% of the payable amount of VAT, business tax and consumption tax.

(2) Flood prevention levy is paid at 0.05% of taxable revenue (on VAT, business tax, consumption tax and resources tax) for commercial enterprises, 0.09% for foreign invested enterprises, and 0.13% for other enterprises.

24. Other payables

(1) Break down for closing balance of other payables

Item	**Closing balance**	**Beginning balance**
Security money, deposit and down payment	**12,660,920.35**	18,950,775.59
Technology improvement	**1,414,966.99**	1,235,485.85
Rental	**487,443.19**	—
Labor union fund	**980,765.46**	1,102,973.38
Staff education fund	**11,600,656.02**	10,924,318.13
Current accounts to external companies	**48,204,812.64**	36,085,243.34
Tax addition and government levies	**3,767,611.27**	334,210.29
Advance from staff	**4,354,816.02**	1,311,990.10
Labor insurance	**1,139,854.91**	913,448.63
Monetary subsidies of staff housing	**15,397,595.55**	10,399,116.96
Staff bonus and welfare fund	**1,538,416.51**	1,179,049.39
Payables to Guangzhou Pharmaceutical Holdings Limited	**25,257,024.47**	27,428,199.47
Payables to Bank of Communications Guangzhou Branch (Collected on behalf)	**42,037,352.60**	122,438,765.67
Centralization fund	**9,802,792.37**	10,500,071.25
Operator incentive fund	**5,255,332.30**	2,328,249.35
Estimated payment for fixed assets	**14,505,094.21**	12,560,604.18
Others	**9,724,147.68**	7,879,956.21
	208,129,602.54	265,572,457.79

(2) Among the closing balance, the amount payable to the shareholder who holds 5% or more voting shares is payable to the Holding RMB25,257,024.47.

25. Accrued expenses

Item	**Closing balance**	**Beginning balance**
Interest on loan	**2,507,565.67**	1,242,290.73
Rental	**2,050,035.18**	1,548,786.28
Audit fees	**1,967,906.00**	2,150,000.00
Maintenance cost of flood control work	**202,100.71**	—
Advertising expenses	**15,446,145.72**	1,802,639.86
Transportation cost	**480,160.47**	533,009.96
Water and electricity expense	**300,043.21**	—
Sales terminal fee	**4,537,491.20**	—
Meeting expense	**1,088,500.00**	—
Others	**2,309,536.27**	1,954,555.37
	30,889,484.43	9,231,282.20

The closing balance of accrued expenses increase by 234.62% compared with the beginning balance, mainly because the accrued advertising expenses and sale terminal expenses grow in the current period.

26. Long-term liabilities due within one year

	Closing balance	Beginning balance
Loan by credit	**40,000,000.00**	20,000,000.00
Loan by guaranty	**59,500,000.00**	27,680,000.00
	99,500,000.00	47,680,000.00

The closing balance of long-term liabilities due within one year increases by 108.68% compared with the beginning balance, mainly owing to the long-term loans that will due within one year at the end of period is transferred to this account.

27. Long-term loans

Lender	Period	Annual Interest rate	Closing balance	Condition
ICBC Guangzhou No. 1 Sub-branch	2004.7.8~2006.7.7	4.94%	10,000,000.00	Credit
ICBC Guangzhou No. 1 Sub-branch	2004.8.5~2006.8.4	4.94%	20,000,000.00	Credit
			30,000,000.00	

The closing balance of long-term loans reduces by 72.6% compared with the beginning balance, mainly because those will due within one year at the end of period is transferred to the account of long-term liabilities due within one year.

28. Long-term payables

Creditor	Content	Closing balance	Beginning balance
Guangzhou Finance Bureau	State dividends	**2,149,157.22**	2,170,889.31
Finance Department of Guangxi Chuang Municipality	Payable for equity interest transfer	**2,264,426.47**	2,264,426.47
Others		**281,412.43**	584,696.78
		4,694,996.12	5,020,012.56

29. Special payable

Content	Closing balance	Beginning balance
Government appropriation as science and technology fund	**38,041,923.82**	25,968,096.13
Interest subsidies of government	**6,234,463.78**	6,556,318.78
Special fund for technology export	**635,622.00**	645,757.00
GMP relocation project-draining project	—	640,000.00
	44,912,009.60	33,810,171.91

The closing balance of special payable increases by 32.84% compared with the beginning balance, mainly owing to Guangzhou HanFang Modern Chinese Patent Medicine Research& Development Co., Ltd. which is subordinate to the Group receives a fund of 15,000,000 appropriated from government for the modernization project of Chinese traditional medicine's separation and distillation.

30. Share Capital

	Beginning balance	Addition	Reduction	Closing balance
Shares owned by the State	513,000,000.00	—	—	513,000,000.00
Domestic public shares	78,000,000.00	—	—	78,000,000.00
Overseas public shares	219,900,000.00	—	—	219,900,000.00
Total	810,900,000.00	—	—	810,900,000.00

The share capital of the Company has been verified by Guangzhou Yangcheng Certified Public Accountants Co., Ltd. with a capital verification report with ref. [2001] YYZ No. 4526.

31. Capital Surplus

	Beginning balance	Addition	Reduction	Closing balance
Share premium	914,006,770.47	—	—	914,006,770.47
Provision for donation in the form of non-cash	2,164,769.48	428,616.90	—	2,593,386.40
Receipt of cash donation	—	—	—	—
Reserve of equity investment	215,256.10	19,106,315.70	—	19,321,571.80
Transfer from appropriation	17,869,114.37	1,918,058.61	—	19,787,172.98
Other capital surplus	191,751,621.84	—	—	191,751,621.84
Exchange gain on foreign currency capital	373,893.09	—	—	373,893.09
	1,126,381,425.35	21,452,991.21	—	1,147,834,416.58

Reasons for change in capital surplus in the current period are as follows:

(1) Guangzhou Wanglaoji Pharmaceutical Co., Ltd., a subordinate company of the Group, increases its capital in March 2005. The surplus on contribution from the new shareholder is recorded as capital surplus, and the Group shares 19,106,000 according to the proportion of the equity interest.

(2) The Group increases its capital surplus as a result of receipt of donation of non-cash assets with an amount of 429,000.

(3) Upon the completion of research and development projects, the governmental appropriation 1,918,000 is transferred from special obligation to capital surplus.

32. Surplus reserve

	Beginning balance	Addition	Reduction	Closing balance
Statutory surplus reserve	216,051,925.08	—	3,454,545.29	212,597,379.79
Statutory public welfare fund	153,572,065.40	—	3,007,452.46	150,564,612.94
Discretionary surplus reserve	105,844,905.71	—	3,454,545.31	102,390,360.40
Transfer from tax exemption	4,973,493.07	—	—	4,973,493.07
	480,442,389.26	—	9,916,543.06	470,525,846.20

The reduction of surplus reserve mainly because:

In March 2005 Guangzhou Wanglaoji Pharmaceutical Co., Ltd., subordinate to the Company, increases its capital by receipt of a new shareholder's contribution. The Company becomes a joint control shareholder from a controlling shareholder. Consolidation for this investee adopts proportion method thus the surplus reserve decreases.

33. Sale

		Current cumulated	Last cumulated
(1)	Manufacturing and selling	**1,140,258,775.85**	982,388,785.16
(2)	Trading		
	Wholesale	**3,208,995,655.80**	2,788,060,798.42
	Retail	**148,734,546.90**	123,158,245.37
	Import & export sales	**98,183,032.72**	97,086,330.17
		3,455,913,235.42	3,008,305,373.96
		4,596,172,011.27	3,990,694,132.12

The total sales from the top five customers is RMB444,719,000, representing 9.68% of the total net sales.

34. Cost of sale

		Current cumulated	Last cumulated
(1)	Manufacturing and selling	**532,579,333.25**	457,111,438.30
(2)	Trading		
	Wholesale	**3,039,556,296.54**	2,627,346,061.40
	Retail	**118,009,308.20**	96,585,893.43
	Import & export sales	**90,967,295.97**	91,222,734.56
		3,248,532,900.71	2,815,154,689.39
		3,781,112,233.96	3,272,266,127.69

35. Sales tax and levies

Item	Current cumulated	Last cumulated
Business tax	**198,321.44**	306,338.49
City construction tax	**9,344,875.89**	9,347,901.40
Education surcharge	**4,033,764.44**	4,017,040.02
Others	**24,217.83**	23,019.60
	13,601,179.60	13,694,299.51

36. Profit from other operations

	Item	Current cumulated	Last cumulated
(1)	Income from other operations		
	Lease of Assets	**18,756,840.18**	15,931,695.49
	Sales of material	**514,870.67**	1,209,729.70
	Management fee of member stores	**165,958.00**	86,000.00
	Royalties of trademark	**662,515.09**	55,950.00
	Consultancy income	**2,188,906.44**	2,677,270.40
	Others	**2,741,485.42**	2,480,412.72
		25,030,575.80	22,441,058.31
(2)	Cost of other operations		
	Lease of Assets	**552,627.88**	2,158,176.22
	Sales of material	**666,007.61**	724,883.15
	Tax and sur-tax	**2,506,736.81**	353,083.58
	Others	**263,615.95**	816,763.08
		3,988,988.25	4,052,906.03
	Profit from other operations	**21,041,587.55**	18,388,152.28

37. **Financial expenses**

Item	Current cumulated	Last cumulated
Net interest expenses	**22,922,254.84**	16,562,238.26
Net exchange losses	**59,030.24**	34,849.88
Financial institution charges	**1,839,716.52**	1,081,742.63
Others	**1,605.59**	6,150.00
	24,822,607.19	17,684,980.77

The financial expenses in the current period increase by 40.36% compared with those of the corresponding period of last year, the main reasons are:

(1) The average short-term loans of the Group in the current period increased comparing with that of the corresponding period of last year, the related interest expenses increased as a result.

(2) The financial institution charges increased owing to more financing from discounting notes receivable and transferring accounts receivable.

38. **Investment income**

Item	Current cumulated	Last cumulated
Net increase or decrease of stock investment under equity method	**(1,425,328.97)**	(2,078,403.21)
Net increase or decrease of stock investment under cost method	**2,984,370.92**	391,450.95
Debenture investment	**(83,086.32)**	(610,416.07)
Stock investment	**—**	2,279,227.83
Provision for impairment of investment	**(5,452,000.00)**	(759,300.00)
	(3,976,044.37)	(777,440.50)

The current investment income reduces by 411.43% compared with those of the corresponding period of last year, mainly because:

Provision of RMB4,868,000 has been provided for impairment of the treasure bonds under trusteeship of Nanfang Security Co., Ltd. Please refer to Point 2 of VI "Short-term investments". Notes to Consolidated Financial Statements

39. ***Non-operating income***

Items	Current cumulated	Last cumulated
Net profit from disposal of fixed assets	**158,840.30**	21,200.00
Sales of obsolete material	**106,603.88**	73,176.21
Fine	**25,022.95**	17,767.52
MTR removal compensation	**166,443.86**	3,429,361.88
Dormitory rental from staff	**28,712.76**	—
Others	**162,532.78**	746,565.71
	648,156.53	4,288,071.32

The current non-operating income decreases by 84.88% compared with those of the corresponding period of last year, mainly due to shrinkage of 3,263,000 of income from compensation for dismantling obtained by Guangzhou Chinese Medicine Corporation, a subsidiary of the Company.

40. Non-operating expenses

	Current cumulated	Last cumulated
Net loss on disposal of fixed assets	**500,745.34**	2,057,280.22
Provision for impairment of fixed assets	**758,952.88**	—
Donation	**724,241.17**	397,032.41
Fine	**388,722.83**	3,217,606.20
Abnormal loss	**253,848.72**	—
Flood prevention levy	—	2,527,536.19
Family control bonus	**402,084.16**	370,134.70
Others	**29,503.49**	217,850.23
	3,058,098.59	8,787,439.95

The current non-operating expenses decreases by 65.20% compared with those of the corresponding period of last year, mainly due to the Company's reclassification of flood prevention levy originally recorded in non-operating expenses into general & administration expenses in the current period.

41. Extraordinary gain or loss

Unit: RMB'000

	Current cumulated
Gain or loss on disposal of fixed assets	(341.91)
Government subsidies	189.52
Gain or loss from short-term investment	(6,111.00)
Other non-operating income, expenses than provision for assets impairment	(1,309.08)
Reversal of provision for impairment accrued in previous years	659.00
Impact of income tax	(177.55)
Impact of minority interest	(273.08)
	(6,462.84)

42. Other cash received relating to operating activities

Main item	*Unit: RMB'000*
Interest income	5,399
Consultancy and promotion income	2,188
Rental income	18,757
Income from financial appropriate fund	16,186

43. Other cash paid relating to other operating activities

Main item	*Unit: RMB'000*
Operating expenses paid in cash	141,288
General & administration expenses paid in cash	117,811
Non-operating expenses	1,142
Charges of financial institutions	1,840

VII. NOTES TO THE ACCOUNTS OF THE PARENT COMPANY (AMOUNTS ARE IN RMB UNLESS OTHERWISE STATED)

1. Other receivables

Aging analysis of other receivable as at 30 June 2005

	Closing balance			
Aging	Balance	Proportion to the total	Bad debts Provision	Accrual Proportion
Within 1 year	85,645,601.03	31.08%	—	—
1~2 years	11,242,829.97	4.08%	—	—
2~3 years	24,238,005.49	8.80%	—	—
3~4 years	81,774,301.97	29.68%	—	—
4~5 years	22,251,915.76	8.08%	—	—
Over 5 years	50,402,043.54	18.29%	502,043.54	1.00%
	275,554,697.76	100.00%	502,043.54	0.18%

	Beginning balance			
Aging	Balance	Proportion to the total	Bad debts Provision	Accrual Proportion
Within 1 year	139,737,149.34	40.42%	—	—
1~2 years	17,043,976.42	4.93%	—	—
2~3 years	24,238,005.49	7.01%	—	—
3~4 years	82,050,301.97	23.73%	—	—
4~5 years	22,267,515.76	6.44%	—	—
Over 5 years	60,402,843.54	17.47%	502,043.54	0.83%
	345,739,792.52	100%	502,043.54	0.15%

Within the aforesaid balance, receivables due from shareholders holding 5% or more voting shares include the receivable from the Holding with an amount of RMB4,620,000.00

2. Long-term equity investments

Name of investee	Original investment	Stock proportion to the investee	Accumulated increase (decrease) of the equity	Closing balance
Guangzhou Xingqun Pharmaceutical Co., Ltd.	125,322,318.71	88.99%	57,408,164.67	182,730,483.38
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	156,209,321.79	90.36%	168,452,057.29	324,661,379.08
Guangzhou Chenliji Pharmaceutical Factory	98,465,344.60	100.00%	95,637,267.24	194,102,611.84
Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd.	89,480,000.00	70.04%	(14,956,734.29)	74,523,265.71
Guangzhou Qixing Pharmaceutical Factory	126,775,482.62	100.00%	45,210,331.70	171,985,814.32
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	101,489,814.94	88.40%	(11,084,631.11)	90,405,183.83
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	144,298,132.51	87.77%	17,720,805.40	162,018,937.91
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	102,035,124.44	48.0465%	56,498,643.43	158,533,767.87
Guangzhou Pharmaceuticals Corporation	230,189,155.53	90.09%	144,230,702.56	374,419,858.09
Guangzhou Chinese Medicine Corporation	69,051,978.34	100.00%	(60,242,508.88)	8,809,469.46
Guangzhou Pharmaceutical Import & Export Corporation	17,957,328.73	100.00%	2,451,942.24	20,409,270.97
Guangzhou Bio-Technology Co., Ltd.	66,500,000.00	94.86%	(17,445,321.89)	49,054,678.11
Guangzhou Huanye Pharmaceutical Co., Ltd.	15,331,246.76	59.70%	(179,205.50)	15,152,041.26
Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd.	3,888,713.99	51.00%	225,102.81	4,113,816.80
Guangxi Ying Kang Pharmaceutical Co., Ltd.	21,717,000.00	51.00%	(3,575,247.94)	18,141,752.06
Golden Eagle Asset Management Co.	20,000,000.00	20.00%	(9,114,793.31)	10,885,206.69
Jihua Medical Apparatus Company Limited	4,200,000.00	24.00%	(1,606,972.63)	2,593,027.37
Guangzhou Jinshen Pharmaceutical Co., Ltd.	765,000.00	38.25%	(501,819.30)	263,180.70
Everbright Bank	10,725,000.00	0.30%	—	10,725,000.00
Guoyao Group Industry Corporation	8,000,000.00	10.00%	—	8,000,000.00
Nanhai Nanfang Packing Company Limited	30,000,000.00	21.42%	—	30,000,000.00
Total	1,442,400,962.96		469,127,782.49	1,911,528,745.45

3. Investment income

	Current cumulated	Last cumulated
Stock investment	—	2,279,227.83
Bond investment	**1,362,353.61**	(610,416.07)
Profit from associate enterprises or joint-ventures	**2,983,850.00**	—
Net increase or decrease of equity investment under equity method	**123,826,082.88**	39,455,480.26
Provision for impairment of investment	**(5,452,000.00)**	(759,300.00)
	122,720,286.49	40,364,992.02

VIII. RELATED PARTY RELATIONSHIPS & TRANSACTIONS

(1) Related parties with control relationship

Company Name	Registered address	Principal business	Relationship with the Company	Economic nature and type	Legal representative
Guangzhou Pharmaceutical Holdings Company Limited	No. 45, Shamian North Street, Guangzhou	Production and sales	Holding	Company with limited liabilities	Yang Rongming
Guangzhou Xingqun Pharmaceutical Co., Ltd.	No. 162, Nanzhou Road, Guangzhou	Production and sales	Subsidiary	Joint stock company with limited liabilities	Su Guangfeng
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	West Building of 11F, No. 28, Times Square, Tianhe North, Guangzhou	Production and sales	Subsidiary	Company with limited liabilities	Mai Qijie
Guangzhou Chenliji Pharmaceutical Factory	No. 1688, Guangzhou Avenue South, Guangzhou	Production and sales	Subsidiary	Controlled by the State	Li Guoju
Guangzhou Qixing Pharmaceutical Factory	No. 33, Chigang North Street, Xingang Central Road, Guangzhou	Production and sales	Subsidiary	Controlled by the State	Wen Xianwen
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	No. 179, Renmin South Road, Guangzhou	Production and sales	Subsidiary	Joint stock company with limited liabilities	Yan Zhibiao
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	No. 618~620, Jiefang North Road, Guangzhou	Production and sales	Subsidiary	Joint stock company with limited liabilities	Wei Dahua
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	Bridge side, Jiang Village, Baiyun District, Guangzhou	Production and sales	Joint venture	Joint stock company with limited liabilities	Li Zuze
Guangzhou Pharmaceuticals Corporation	No.97, Datong Road, Guangzhou	Wholesale and retail	Subsidiary	Company with limited liability	Feng Zansheng
Guangzhou Chinese Medicine Corporation	No. 140, Guangfu South Road, Guangzhou	Wholesale and retail	Subsidiary	Controlled by the State	Xie Bin
Guangzhou Pharmaceutical Import & Export Corporation	No. 59, Shamian North Street, Guangzhou	Wholesale and retail	Subsidiary	Controlled by the State	Tu Kejin
Guangzhou Huanye Pharmaceutical Co., Ltd.	No. 195, Fangcun Avenue East, Fangcun District, Guangzhou	Production and sales	Subsidiary	Company with limited liabilities	Feng Jinglin
Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd.	No. 134, Jiangnan Avenue Central, Haizhu District, Guangzhou	Wholesale & retail, research & development	Subsidiary	Company with limited liabilities	Chen Zhinong
Guangzhou Bio-Technology Co., Ltd.	Shiguang Roadside, Xiecun Village, Zhongcun Town, Panyu District, Guangzhou	Wholesale & retail, research & development	Subsidiary	Company with limited liabilities	Chen Jiannong
Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd.	Back building of 59 Shamian North Street, Guangzhou	Wholesale and retail	Subsidiary	Company with limited liability	He Shuhua
Guangxi Ying Kang Pharmaceutical Co., Ltd.	No. 195, Changgang Road, Nanning, Guangxi	Production and sales	Subsidiary	Company with limited liability	He Shuhua

(2) **Registered capital (paid-in capital) of related parties with control relationship and its change**

Unit: RMB'000

Company name	Beginning balance	Addition	Reduction	Closing balance
Guangzhou Pharmaceutical Holdings Limited	1,007,700	—	—	1,007,700
Guangzhou Xingqun Pharmaceutical Co., Ltd.	77,170	—	—	77,170
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	166,000	—	—	160,000
Guangzhou Chenliji Pharmaceutical Factory	94,000	—	—	94,000
Guangzhou Qixing Pharmaceutical Factory	82,420	—	—	82,420
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	86,230	—	—	86,230
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	65,440	—	—	65,440
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	106,380	98,380	—	204,760
Guangzhou Pharmaceuticals Corporation	222,000	—	—	222,000
Guangzhou Chinese Medicine Corporation	69,700	—	—	69,700
Guangzhou Pharmaceutical Import & Export Corporation	15,000	—	—	15,000
Guangzhou Huanye Pharmaceutical Co., Ltd.	6,000	—	—	6,000
Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd.	127,760	—	—	127,760
Guangzhou Bio-Technology Co., Ltd.	70,100	—	—	70,100
Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd.	18,410	—	—	18,410
Guangxi Ying Kang Pharmaceutical Co., Ltd.	31,880	—	—	31,880

(3) **Shareholding or equity interest held by related parties with control relationship and its change**

Unit: RMB'000

Company name	Beginning Balance		Addition		Reduction		Closing balance	
	Amount	%	Amount	%	Amount	%	Amount	%
Guangzhou Pharmaceutical Holdings Company Limited	491,000	60.55	—	—	—	—	491,000	60.55
Guangzhou Xingqun Pharmaceutical Co., Ltd.	68,668	88.99	—	—	—	—	68,668	88.99
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	150,000	90.36	—	—	—	—	150,000	90.36
Guangzhou Chenliji Pharmaceutical Factory	94,000	100	—	—	—	—	94,000	100
Guangzhou Qixing Pharmaceutical Factory	82,416	100	—	—	—	—	82,416	100
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	76,232	88.40	—	—	—	—	76,232	88.40
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	57,436	87.77	—	—	—	—	57,436	87.77
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	98,378	92.48	—	—	—	44.4335	98,378	46.0465
Guangzhou Pharmaceuticals Corporation	200,000	90.09	—	—	—	—	200,000	90.09
Guangzhou Chinese Medicine Corporation	69,700	100	—	—	—	—	69,700	100
Guangzhou Pharmaceutical Import & Export Corporation	15,000	100	—	—	—	—	15,000	100
Guangzhou Huanye Pharmaceutical Co., Ltd.	3,582	59.70	—	—	—	—	3,582	59.70
Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd.	89,480	70.04	—	—	—	—	89,480	70.04
Guangzhou Bio-Technology Co., Ltd.	66,500	94.87	—	—	—	—	66,500	94.87
Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd.	9,388	51.00	—	—	—	—	9,388	51.00
Guangxi Ying Kang Pharmaceutical Co., Ltd.	16,261	51.00	—	—	—	—	16,261	51.00

(4) Related party transactions

(i) Nature of related parties with no control relationship

Company Name	Relationship with the Company
Guangzhou Qiaoguang Pharmaceutical Co., Ltd.	Fellow subsidiary
Guangzhou Mingxing Pharmaceutical Co., Ltd.	Fellow subsidiary
Guangzhou Tianxin Pharmaceutical Company Limited	Fellow subsidiary
Guangzhou Hejigong Pharmaceutical Co., Ltd.	Fellow subsidiary
Guangzhou Guanghua Pharmaceutical Company Limited	Fellow subsidiary
Gunagzhou South-China Medical Appliance Co., Ltd.	Fellow subsidiary
Guangzhou Guangyao Real Estate Industry Co., Ltd.	Fellow subsidiary
Baolian Development Company Limited	Fellow subsidiary
Guangzhou Zhongfu Medical Company Limited	Joint venture
Guangzhou Medical Industry Research Center	Fellow subsidiary
Guangzhou Baiyunshan HW Chinese Medicine Co., Ltd.	Fellow subsidiary
Guangzhou Baiyunshan Pharmaceutical Factory	Fellow subsidiary
Guangzhou Baiyunshan Chemistry Medicine Factory	Fellow subsidiary
Guangzhou Baiyunshan External Use Medicine Factory	Fellow subsidiary
Guangzhou Baiyunshan Enterprise Group Co., Ltd.	Fellow subsidiary
Guangzhou Pharmaceutical Goods and Supply Company	Fellow subsidiary
Guangzhou Pharmaceutical Economic Development Company	Fellow subsidiary
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	Joint venture

In March 2005 Guangzhou Wanglaoji Pharmaceutical Co., Ltd. increases its capital by receipt of a new shareholder's contribution, so the Company becomes a joint-control shareholder from a controlling shareholder. The related transactions with this company shown below belong to other shareholders of Wanlaoji.

(ii) Purchase of goods

Unit: RMB'000

Company name	Current cumulated	Last cumulated
Guangzhou Qiaoguang Pharmaceutical Co., Ltd.	**16,403**	16,438
Guangzhou Mingxing Pharmaceutical Co., Ltd.	**19,467**	15,826
Guangzhou Tianxin Pharmaceutical Company Limited	**18,686**	4,562
Guangzhou Hejigong Pharmaceutical Co., Ltd.	**4,193**	1,870
Guangzhou Guanghua Pharmaceutical Company Limited	**34,871**	16,189
Gunagzhou South-China Medical Appliance Co., Ltd.	**11**	—
Guangzhou Pharmaceutical Goods and Supply Company	**59**	620
Baolian Development Company Limited	**54,141**	3,130
Guangzhou Zhongfu Medical Company Limited	**2,432**	67
Guangzhou Baiyunshan HW Chinese Medicine Co., Ltd.	**20,532**	757
Guangzhou Baiyunshan Pharmaceutical Factory	**25,935**	186
Guangzhou Baiyunshan Chemistry Medicine Factory	**429**	—
Guangzhou Baiyunshan External Use Medicine Factory	**1,339**	1,305
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	**12,514**	—
	211,012	60,950

The above purchases are settled at market prices.

(iii) Sales of goods

Unit: RMB'000

Company name	**Current cumulated**	**Last cumulated**
Guangzhou Qiaoguang Pharmaceutical Co., Ltd.	**23,764**	20,674
Guangzhou Mingxing Pharmaceutical Co., Ltd.	**5,144**	393
Guangzhou Tianxin Pharmaceutical Company Limited	**10,763**	8,659
Guangzhou Hejigong Pharmaceutical Co., Ltd.	**732**	732
Guangzhou Guanghua Pharmaceutical Company Limited	**22,277**	1,567
Guangzhou Pharmaceutical Goods and Supply Company	**—**	13
Guangzhou Medical Industry Research Center	**5**	—
Guangzhou Baiyunshan HW Chinese Medicine Co., Ltd.	**9,592**	514
Guangzhou Baiyunshan Pharmaceutical Factory	**11,050**	5,196
Guangzhou Baiyunshan Chemistry Medicine Factory	**13,620**	—
Guangzhou Baiyunshan External Use Medicine Factory	**1,898**	1,035
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	**6,170**	—
	105,015	38,784

The above sales are settled at market prices.

(iv) Receivables and payables

Unit: RMB'000

	Closing balance	Beginning balance
Accounts receivable:		
Guangzhou Qiaoguang Pharmaceutical Co., Ltd.	**17,498**	17,232
Guangzhou Mingxing Pharmaceutical Co., Ltd.	**2,102**	739
Guangzhou Tianxin Pharmaceutical Company Limited	**3,436**	5,481
Guangzhou Hejigong Pharmaceutical Co., Ltd.	**262**	432
Guangzhou Guanghua Pharmaceutical Company Limited	**2,026**	1,573
Guangzhou Medical Industry Research Center	**2**	—
Guangzhou Baiyunshan HW Chinese Medicine Co., Ltd.	**4,325**	1,154
Guangzho u Baiyunshan Pharmaceutical Factory	**2,559**	1,753
Guangzhou Baiyunshan Chemistry Medicine Factory	**4,040**	423
Guangzhou Baiyunshan External Use Medicine Factory	**845**	—
Accounts payable:		
Guangzhou Qiaoguang Pharmaceutical Co., Ltd.	**1,504**	240
Guangzhou Mingxing Pharmaceutical Co., Ltd.	**2,969**	274
Guangzhou Tianxin Pharmaceutical Company Limited	**654**	(87)
Guangzhou Hejigong Pharmaceutical Co., Ltd.	**779**	106
Guangzhou Guanghua Pharmaceutical Company Limited	**1,075**	394
Gunagzhou SouthCchina Medical Appliance Co., Ltd.	**13**	—
Guangzhou Pharmaceutical Goods and Supply Company	**20**	—
Baolian Development Company Limited	**39,961**	20,201
Guangzhou Zhongfu Medical Company Limited	**—**	42
Guangzhou Baiyunshan HW Chinese Medicine Co., Ltd.	**2,077**	621
Guangzhou Baiyunshan Pharmaceutical Factory	**87**	202
Guangzhou Baiyunshan Chemistry Medicine Factory	**502**	—
Guangzhou Baiyunshan External Use Medicine Factory	**179**	70
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	**1,204**	—
Other receivables:		
Guangzhou Pharmaceutical Holdings Company Limited	**5,918**	6,312
Guangzhou Hejigong Pharmaceutical Co., Ltd.	**6**	25
Guangzhou Nanhua Medical Equipment Co., Ltd.	**100**	100
Baolian Development Company Limited	**5,828**	14,854
Other payables:		
Guangzhou Pharmaceutical Holdings Company Limited	**25,257**	27,428
Guangzhou Pharmaceutical Goods and Supply Company	**1,724**	1,724
Guangzhou Zhongfu Medical Company Limited	**207**	207
Guangzhou Baiyunshan Pharmaceutical Factory	**101**	101
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	**83**	—

(v) Receipt of services

Unit: RMB'000

Item	*Note*	Current cumulated	Last cumulated
Service fee on staff housing	[1]	**129**	135
Comprehensive service fee	[2]	**431**	450
		560	585

Note[1] Pursuant to the Accommodation Service Agreement entered into by the Company and the Holding on 1 September 1997 and supplemented by a notice dated 31 December 1997, the Holding agreed providing continuously staff quarters to the employees of the Company. The Company agreed to pay a service fee equal to 6% of the net book value of the relevant staff quarters. The Accommodation Services Agreement will expire on December 31 2007.

Note[2] Pursuant to the Composite Services Agreement entered into by the Company and the Holding on 1 September 1997, the Holding agreed to provide certain welfare facilities to the Group. The Company agreed to be responsible for the operation, management and maintenance of the facilities and pay a welfare facilities fee equal to the Holding's total depreciation charges of the welfare facilities in the year ended December 31 1997 plus a 10% annual increment based on the welfare facilities for the previous year. The Composite Service Agreement will expire on December 31 2007.

(vi) Rental

Pursuant to the Tenancy Agreement and the Office Tenancy Agreement both entered into by the Company and the Holding on 1 September 1997, the Holding granted to the Company the right to use certain premises as warehouses and offices, in which the term of the Office Tenancy Agreement was 3 years, the agreement has been renewed when expired, the rental was paid at a fixed annual amount which were subject to the adjustment of standard rental as prescribed from time to time by Guangzhou Real Estate Administration Bureau; the tenancy agreements for other properties will expire on 1 September 2007 at rentals which were determined by the utilities and other outgoings which were payable based on the actual consumption.

Pursuant to the Office Tenancy Agreement entered into by the Company and the Holding on 6 February 2004, the Company rented the back tower of the Holding's building at No. 45 Shamian North Street from 1 January 2003 at a fixed annual rent which was subject to the adjustment of standard rental as prescribed from time to time by Guangzhou Real Estate Administration Bureau, the term will be expired until the rental prepayment is fully offset.

The Company shall pay such rental charges of RMB1,642,000 for the current period (for the corresponding period of last year: RMB1,453,000).

(vii) License fee

Pursuant to the Trademark License Agreement entered into by the Company and the Holding on 1 September 1997, the Holding granted the Company an exclusive right to use 38 trademarks owned by the Holding for a term of 10 years commencing at the signature date. The Company agreed to pay license fees for the use of the trademarks at 0.1% of its aggregate net sales. The Trademark License Agreement will expire on 1 September 2007. The Company shall pay the above License fee of RMB5,848,000 for the current period (for the corresponding period of last year: RMB4,310,000).

(viii) Prepaid rental

Pursuant to the Premises Agreement entered into by the Company and the Holding on 28 August 1998, the Holding agreed to grant the Company the right to use certain units of its new office building. The rent paid by the Company was determined by reference to a 38% discount on the market rent when the formal tenancy agreement was signed. As the Holding required funds for constructing the new office building, the Company made an advance payment of RMB6,000,000 to the Holding during the year as agreed in the aforementioned agreement. The Holding has consented to use the advance payment exclusively for the construction of the new office building and offset the rental for the premises owed by the Company. The term will be expired until the advance payment is fully offset. The Company has prepaid such rental charges of RMB4,620,000 as at 30 June 2005.

IX. CONTINGENT EVENTS

1. The Group

(1) Up to 30 June 2005, there are no guaranties for external companies.

(2) Discount of bank acceptance bills

Up to 30 June 2005, the Group has discounted on promissory bank acceptance bills for RMB2,439,000.

2. The Company

As at 30 June 2005, the Company has provided guaranties for the following subsidiaries:

Unit: RMB'000

Company guaranteed	Guaranty content	Amount	Period
Guangzhou Pharmaceuticals Corporation	Loan of current fund	305,000	1 year
Guangzhou Pharmaceuticals Corporation	Loan of current fund	110,000	Half a year
Guangzhou Chinese Medicine Corporation	Loan of current fund	91,000	1 year
Guangzhou Pharmaceutical Import & Export Corporation	Loan of current fund	10,000	1 year
Total		516,000	

X. COMMITMENTS

Up to 30 June 2005, capital commitments but not yet incurred are as follows:

Unit: RMB'000

	Current cumulated	Beginning Balance
Contracted but not provided for	**26,466**	24,836
Authorised but not contracted for	**8,091**	50,689

XI. NON-ADJUSTING EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

Up to the current reporting period, there are no important non-adjusting events occurring after the balance sheet date in the Group.

XII. DEBT RESTRUCTURING EVENTS

During the current reporting period, there are no debt restructuring events in the Group.

XIII. NON-MONETARY TRANSACTIONS

During the current reporting period, there are no material non-monetary transactions in the Group.

XIV. ANALYSIS OF DATA MOVEMENT OF ACCOUNTING STATEMENTS

At 30 June 2005 and December 31 2004, the accounts in the comparative consolidated balance sheet whose amounts move by more than 30% and evenly such amount represents more than 5% of the net assets of the Group as at 30 June 2005, and the accounts in the consolidated income statement whose amounts move by more than 30% and evenly such amount represents more than 10% of total profit of the Group for the period from January to June 2005 are listed as follows:

Unit: RMB'000

Item	**As at 30 June 2005**	As at 31 December 2004	**Movement of difference** Amount	Range of movement (%)
Accounts receivable (1)	**1,258,719**	967,659	291,060	30.08
Notes receivable (2)	**304,437**	185,210	119,228	64.37

Item	**For the six months ended 30 June 2005**	For the six months ended 30 June 2004	**Movement of difference** Amount	Range of movement (%)
Financial expenses (3)	**24,823**	17,685	7,138	40.36

(1) The closing balance of accounts receivable increases by 30.08% than the beginning balance, mainly because sales from principal operations of the Group grow, the purchase bid of hospital medicine expands, and the credit term of goods payment extends.

(2) The closing balance of notes receivable increases by 64.37% than the beginning balance, mainly owing to business scale of the Group enlarges and more bills are used for settlement.

(3) The current financial expenses increase by 40.36% compared with that of the corresponding period of last year. The main reason is:

 (i) The average short-term loans of the Group in the current period increased comparing with that of the corresponding period of last year, the related interest expenses increased as a result.

 (ii) The financial institution charges increased owing to more financing from discounting notes receivable and transferring accounts receivable.

XV. RECONCILIATION OF 2005 INTERIM NET ASSETS AND RESULTS PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS AND SYSTEMS AND HKFRS

	Notes	**As at 30 June 2005 (Unaudited)** ***RMB'000***	As at 31 December 2004 (Audited) *RMB'000*
Net assets under PRC Accounting Standards and Systems		**2,545,001**	2,440,230
Intangible assets capitalised	*1*	**42,548**	48,125
Difference arising from fixed assets revaluation	*2*	**126,202**	130,833
Deferred government grants income	*3*	**(4,619)**	(3,243)
Provision for employee benefits in medical insurance	*4*	**(56,599)**	(61,306)
Provision for deferred taxation	*5*	**11,242**	5,981
Difference in minority interests	*6*	**(13,603)**	(15,028)
Impairment on goodwill	*7*	**(1,897)**	—
Net assets under HKFRS		**2,648,275**	2,545,592

	Notes	For the six months ended 30 June 2005 (Unaudited) RMB'000	For the Six months ended 30 June 2004 (Unaudited) RMB'000
Net profit under PRC Accounting Standards and Systems		**103,590**	31,809
Amortisation of intangible assets	1	**(5,180)**	(5,223)
Additional depreciation on revalued fixed assets	2	**(988)**	(988)
Government grants recognised as income	3	**297**	1,100
Provision for employee benefits in medical insurance	4	**2,985**	2,738
Deferred taxation, net impact	5	**5,262**	7,449
Negative goodwill arising from the additional investment of an external investor into a subsidiary	8	**19,819**	—
Impairment on goodwill	7	**(1,897)**	—
Difference in minority interests	6	**(932)**	(2,809)
Profit attributable to equity holders of the Company under HKFRS		**122,956**	34,076

Notes:

1) This is an amortisation of staff quarter reform costs incurred by the Company and its subsidiaries (collectively the "Group") in 2000 in relation to purchases of staff quarters by its employees. Under Hong Kong Financial Reporting Standards, such costs are recognised as an intangible asset and are subject to amortisation on a straight-line basis over a period of 10 years to reflect the estimated remaining average service life of its employees in which the related economic benefits are recognised. Under PRC Accounting Standards and Systems, the staff quarter reform costs were written off against retained earnings of the year in which they were incurred.

2) The Group's fixed assets were revalued by the international valuers in 1997 for the purpose of listing the Company's H shares. The revaluation has been reflected in the accounts of the Group prepared under Hong Kong Financial Reporting Standards but not in the accounts prepared under PRC Accounting Standards and Systems. Accordingly, the depreciation charge under Hong Kong Financial Reporting Standards is higher than that calculated under PRC Accounting Standards and Systems as the depreciation charge under Hong Kong Financial Reporting Standards is based on the revalued amount of fixed assets.

3) Government subsidies allocated for fixed assets are recognised as capital reserve in the accounts prepared in accordance with PRC Accounting Standards and Systems. Under Hong Kong Financial Reporting Standards, government subsidies are recognised as deferred income and credited to the estimated income statement on a straight line basis in accordance with the estimated useful lives of the assets.

4) On 1 December 2001, the Group has participated in a medical insurance scheme set up and managed by the Guangzhou People's Municipal Government as required by the Provisional Rules of Medical Insurance issued by the Guangzhou People's Municipal Government. Medical insurance relating to contributions accrued for the past service rendered by the retired and retiring employees are recognised as expenses in prior years under Hong Kong Financial Reporting Standards. However, in the accounts prepared under PRC Accounting Standards and Systems, medical insurance for the past service is recognised as expenses on cash basis. Cash basis is not acceptable under Hong Kong Financial Reporting Standards.

5) The Group has not made provision for deferred tax in the accounts prepared in accordance with PRC Accounting Standards and Systems. Under Hong Kong Financial Reporting Standards, deferred tax is accounted for using the balance sheet liability method on all taxable temporary differences for deferred tax liability, and to recognise deferred tax assets to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

6) Owing to the above adjustments, there is a difference in net profit/profit attributable to equity holders of the Company prepared under PRC Accounting Standards and Systems and Hong Kong Financial Reporting Standards. This results in a difference in the minority interests.

7) Goodwill is amortised using the straight-line method under PRC Accounting Standards and Systems. Under Hong Kong Financial Reporting Standards, any impairment on goodwill is accounted for in the income statement on a yearly basis.

8) Equity in a subsidiary of the Company was diluted due to the issue of new shares to a third party by such subsidiary. Surplus arising from such transaction is recognised as capital reserve in the accounts prepared in accordance with PRC Accounting Standards and Systems. Under Hong Kong Financial Reporting Standards, it is accounted for in the income statement.

FINANCIAL REPORTS PREPARED IN ACCORDANCE WITH HONG KONG ACCOUNTING STANDARD 34 "INTERIM FINANCIAL REPORTING" ISSUED BY THE HONG KONG INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS (UNAUDITED)

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED 30 JUNE 2005

(All amounts in RMB thousands unless otherwise stated)

CONDENSED CONSOLIDATED BALANCE SHEET

		As at	
ASSETS	*Note*	**30 June 2005** *Unaudited*	31 December 2004 *Restated*
Non-current assets			
Property, plant and equipment	5	**1,398,695**	1,487,674
Construction in progress	5	**140,216**	108,519
Investment properties	5	**8,712**	8,712
Land use rights	5	**131,754**	133,364
Intangible assets	5	**49,588**	57,546
Interests in associates		**5,595**	6,066
Deferred income tax assets		**54,512**	49,155
Available-for-sale financial assets	7	**64,208**	—
Investment securities	8	**—**	64,863
		1,853,280	1,915,899
Current assets			
Inventories		**1,048,904**	1,077,959
Trade and other receivables	9	**1,867,190**	1,518,633
Financial assets at fair value through profit or loss	10	**13,110**	—
Trading securities	11	**—**	18,562
Cash and cash equivalents		**792,913**	882,385
		3,722,117	3,497,539
Total assets		**5,575,397**	5,413,438
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	12	**810,900**	810,900
Other reserves	13	**1,671,097**	1,661,561
Retained earnings			
-Proposed final dividend		**—**	20,273
-Others		**166,278**	52,858
		2,648,275	2,545,592
Minority interests		**197,182**	212,287
Total equity		**2,845,457**	2,757,879

LIABILITIES	Note	As at 30 June 2005 *Unaudited*	As at 31 December 2004 *Restated*
Non-current liabilities			
Borrowings	15	**30,000**	109,500
Deferred income tax liabilities		**43,270**	43,174
Employee benefits		**74,545**	52,852
		147,815	205,526
Current liabilities			
Trade and other payables	14	**1,552,810**	1,430,214
Current income tax liabilities		**23,758**	34,680
Borrowings	15	**1,005,557**	985,139
		2,582,125	2,450,033
Total liabilities		**2,729,940**	2,655,559
Total equity and liabilities		**5,575,397**	5,413,438
Net current assets		**1,139,992**	1,047,506
Total assets less current liabilities		**2,993,272**	2,963,405

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	Unaudited Six months ended 30 June 2005	2004
Turnover	4	**4,596,172**	3,990,729
Cost of goods sold	17	**(3,781,112)**	(3,272,460)
Gross profit		**815,060**	718,269
Other revenues	16	**45,665**	30,358
Distribution costs	17	**(315,040)**	(292,353)
Administrative and other operating expenses	17	**(329,446)**	(344,983)
Operating profit		**216,239**	111,291
Finance costs	18	**(30,216)**	(22,482)
Operating profit after finance costs		**186,023**	88,809
Share of losses of associates		**(416)**	(239)
Profit before income tax		**185,607**	88,570
Income tax expense	19	**(54,743)**	(45,488)
Profit for the period		**130,864**	43,082
Attributable to:			
Equity holders of the Company		**122,956**	34,076
Minority interests		**7,908**	9,006
		130,864	43,082
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in RMB per share) — basic and diluted	20	**0.152**	0.042
Dividend	21	**20,273**	48,654

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Unaudited				
		Attributable to equity holders of the Company				
	Note	**Share capital**	**Other reserves**	**Retained earnings**	**Minority Interests**	**Total**
Balance at 1 January 2004, as previously reported as equity		810,900	1,595,169	145,348	—	2,551,417
Balance at 1 January 2004, as previously separately reported as minority interests		—	—	—	212,287	212,287
Balance at 1 January 2004, as restated		810,900	1,595,169	145,348	212,287	2,763,704
Profit for the six months ended 30 June 2004		—	—	34,076	9,006	43,082
Dividend relating to 2003	21	—	—	(48,654)	(10,455)	(59,109)
Transfer		—	405	(405)	—	—
Balance at 30 June 2004		810,900	1,595,574	130,365	210,838	2,747,677
Balance at 1 January 2005, as previously reported as equity		810,900	1,661,561	73,131	—	2,545,592
Balance at 1 January 2005, as previously separately reported as minority interests		—	—	—	212,287	212,287
Balance at 1 January 2005, as restated		810,900	1,661,561	73,131	212,287	2,757,879
Profit for the six months ended 30 June 2005		—	—	122,956	7,908	130,864
Dividend relating to 2004	21	—	—	(20,273)	(9,198)	(29,471)
Transfer						
— Impact arising from dilution of equity interest in a subsidiary (the subsidiary became a jointly controlled entity subsequent to the dilution) (Note 6)		—	9,902	(9,902)	(13,815)	(13,815)
— Others		—	(366)	366	—	—
Balance at 30 June 2005		810,900	1,671,097	166,278	197,182	2,845,457

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Unaudited Six months ended 30 June	
	2005	2004
Net cash generated from operating activities	**113,508**	126,797
Net cash used in investing activities	**(68,799)**	(117,296)
Net cash (outflow)/inflow from financing activities	**(134,181)**	34,671
Net (decrease)/increase in cash and cash equivalents	**(89,472)**	44,172
Cash and cash equivalents at 1 January	**882,385**	816,889
Cash and cash equivalents at 30 June	**792,913**	861,061
Analysis of balances of cash and cash equivalents		
Bank balances and cash	**792,913**	861,061

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1 Basis of preparation and accounting policies

This unaudited condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

This condensed consolidated financial information should be read in conjunction with the 2004 annual financial statements.

The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31 December 2004 except that the Group has changed certain of its accounting policies following its adoption of new / revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after 1 January 2005.

This interim financial information has been prepared in accordance with those HKFRS standards and interpretations issued and effective as at the time of preparing this information (July 2005). The HKFRS standards and interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in note 2 below.

2 Changes in accounting policies

(a) Effect of adopting new HKFRS

In 2005, the Group adopted the new / revised standards of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS-Int 21	Income Taxes - Recovery of Revalued Non-Depreciated Assets
HKFRS 3	Business Combinations

The adoption of new / revised HKASs 1, 2, 7, 8, 10, 16, 23, 24, 27, 28 and 33 did not result in substantial changes to the Group's accounting policies. In summary:

— HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

— HKASs 2, 7, 8, 10, 16, 23, 27, 28 and 33 had no material effect on the Group's policies.

— HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity financial statements.

— HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of land use rights from property, plant and equipment to operating leases. The up-front prepayments made for land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, land use rights were accounted for at cost less accumulated amortisation and accumulated impairment.

The Group adopted the proportionate consolidation under HKAS 31 "Interests in Joint Ventures" to account for its interests in jointly controlled entities. In prior years, the Group's interests in jointly controlled entities were accounted for by the equity method. The adoption of the proportionate consolidation approach under HKAS 31 represents a change in accounting policy.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss and available-for-sale financial assets.

The adoption of revised HKAS 40 has resulted in a change in the accounting policy of which the changes in fair values are recorded in the income statement as part of other income. In prior years, the increases in fair value were credited to the investment properties revaluation reserve. Decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter expensed in the income statement.

The adoption of revised HKAS-Int 21 has resulted in a change in the accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of investment properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use. In prior years, the carrying amount of that asset was expected to be recovered through sale.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until 31 December 2004, goodwill was:

— Amortised on a straight-line basis over a period ranging from 5 to 15 years; and

— Assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3(Note 2.6):

— The Group ceased amortisation of goodwill from 1 January 2005;

— Accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill;

— From the year ending 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

— HKAS 39 - does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for Investments in Securities" to investments in securities for the 2004 comparative information. The adjustments required for the accounting differences between Statements of Standard Accounting Practice 24 and HKAS 39 are determined and recognised at 1 January 2005.

— HKAS 40 - since the Group has adopted the fair value model, there is no requirement for the Group to restate the comparative information, any adjustment should be made to the retained earnings as at 1 January 2005, including the reclassification of any amount held in revaluation surplus for investment property.

— HKFRS 3 - prospectively after the adoption date.

(i) **The adoption of revised HKAS 17 resulted in:**

	As at	
	30 June 2005	31 December 2004
Decrease in property, plant and equipment	**131,754**	133,364
Increase in land use rights	**131,754**	133,364

(ii) **The adoption of revised HKAS 31 resulted in:**

	As at	
	30 June 2005	31 December 2004
Decrease in interests in jointly controlled entities	**161,059**	—
Increase in other non-current assets	**52,340**	—
Increase in current assets	**144,580**	—
Increase in non-current liabilities	**2,532**	—
Increase in current liabilities	**33,329**	—

	For the year ended 31 December 2004	**For the six months ended**	
		30 June 2005	30 June 2004
Decrease in share of profits of jointly controlled entities	—	**20,227**	—
Increase in income	—	**149,335**	—
Increase in expenses	—	**129,108**	—

(iii) **The adoption of HKFRS 3 and HKAS 38 resulted in:**

	As at 30 June 2005
Increase in intangible assets	108
Increase in retained earnings	108

	For the six months ended 30 June 2005
Decrease in administrative expenses	108
Increase in basic and diluted earnings per share (expressed in RMB)	0.0001

(iv) **The adoption of HKAS 39 resulted in:**

	As at 30 June 2005
Increase in available-for-sales financial assets	64,863
Decrease in investment securities	64,863
Increase in financial assets at fair value through profit and loss	13,110
Decrease in trading securities	13,110

There was no impact on basic and diluted earnings per share from the adoption of HKASs 17, 31, 39 and 40.

There was no impact on opening retained earnings at 1 January 2004 from the adoption of HKASs 17, 31, 38, 39 and 40 and HKFRS 3.

No early adoption of the following new Interpretation that has been issued but is not yet effective. The adoption of such Interpretation will not result in substantial changes to the Group's accounting policies.
HKFRS-Int 4 Determining whether an Arrangement Contains a Lease

(b) New accounting policies

The accounting policies used for the condensed consolidated financial information for the six months ended 30 June 2005 are the same as those set out in note 1 to the 2004 annual financial statements except for the following:

2.1 Acquisition of subsidiaries and associates

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the group's share of identifiable net assets acquired, the difference is recognised directly in the income statement.

An investment in an associate is accounted for using the equity method from the date on which it becomes an associate. On acquisition of the investment, the measurement and recognition of goodwill is same as that of goodwill arising from the acquisition of subsidiaries. Goodwill relating to an associate is included in the carrying amount of the investment. Appropriate adjustments to the investor's share of the profits or losses after acquisition are made based on their fair values at the date of acquisition.

2.2 Joint ventures

The Group's interests in jointly controlled entities are accounted for by proportionate consolidation. The Group combines its share of the jointly controlled entities' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the jointly controlled entities that is attributable to the other venturers. The Group does not recognise its share of profits or losses from the jointly controlled entities that result from the Group's purchase of assets from the jointly controlled entities until it resells the assets to an independent party. However, a loss on the transaction is recognised immediately if the loss provides evidence of a reduction in the net realisable value of current assets, or an impairment loss.

2.3 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Renminbi, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

2.4 Property, plant and equipment

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

2.5 Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property.

Investment property comprises land held under operating leases and buildings held under finance leases.

Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs.

After initial recognition, investment property is carried at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location, condition and usage of the specific asset. If this information is not available, the Group uses alternative valuation methods such as recent prices on less active markets or discounted cash flow projections. Separate values are not attributed to land and buildings. These valuations are performed in accordance with the guidance issued by the International Valuation Standards Committee. These valuations are reviewed annually by external valuers.

The fair value of investment property reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions. The fair value also reflects, on a similar basis, any cash outflows that could be expected in respect of the property.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Changes in fair values are recognised in the income statement.

2.6 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary / associate / jointly controlled entity at the date of acquisition. Goodwill on acquisitions of subsidiaries and jointly controlled entities is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

2.7 Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows ("cash-generating units").

2.8 Investments

From 1 January 2004 to 31 December 2004:

The Group classified its investments in securities, other than subsidiaries, associates and jointly controlled entities, as investment securities and trading securities.

(a) Investment securities

Investment securities were stated at cost less any provision for impairment losses.

The carrying amounts of individual investments were reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary had occurred, the carrying amount of such securities were reduced to its fair value. The impairment loss was recognised as an expense in the income statement. This impairment loss was written back to income statement when the circumstances and events that led to the write-downs or write-offs ceased to exist and there was persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(b) Trading securities

Trading securities were carried at fair value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of trading securities were recognised in the income statement. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, were recognised in the income statement as they arise.

From 1 January 2005 onwards:

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(b) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Realised and unrealised gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investment securities.

The fair values of quoted investments are based on current bid prices.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement - is removed from equity and recognised in the income statement.

2.9 Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

2.10 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.11 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.12 *Interest income*

Interest income is recognised on a time-proportion basis using the effective interest method.

3 *Financial risk management*

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk and price risk), credit risk, liquidity risk and cash flow interest-rate risk.

(a) Market risk

(i) Foreign exchange risk

The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to United States dollars ("US dollars") and Hong Kong dollars ("HK dollars"). The Group's businesses are principally conducted in Renminbi ("RMB"), except for import and export of western pharmaceutical products that are mainly conducted in US dollars and HK dollars. Dividends to shareholders holding H Shares are declared in RMB and paid in HK dollars. As at 30 June 2005, all of the Group's assets and liabilities were denominated in RMB except that cash and cash equivalents of approximately RMB23,257,000 (2004: approximately RMB35,999,000), trade and other receivables of approximately RMB17,647,000 (2004: approximately RMB15,183,000) and trade and other payables of approximately RMB45,930,000 (2004: approximately RMB27,572,000) were denominated in US dollars and HK dollars. Foreign exchange risk arises from such future commercial transactions, recognised assets and liabilities and declared dividends could affect the Group's results of operations.

(ii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet either as available-for-sale financial assets or as financial assets at fair value through profit or loss.

(b) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or via major credit cards.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding by arranging banking facilities.

(d) Cash flow and fair value interest-rate risk

The Group has no significant interest-bearing assets. The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group's interest rate risk arises from its borrowings, details of which have been disclosed in Note 15. All of the Group's borrowings were at fixed rates. The Group has not used any interest rate swaps to hedge its exposure to interest rate risk.

3.2 Fair value estimation

The nominal values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair value. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

4 Segment information

Primary reporting format - business segments

At 30 June 2005, the Group is organised into the following business segments:

- Manufacturing of Chinese Patent Medicine ("CPM");
- Wholesale of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus;
- Retail of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus; and
- Import and export of western pharmaceutical products, CPM and medical apparatus.

Turnover consists of sales of goods from the above business segments, which are RMB4,596,172,000 and RMB3,990,729,000 for the six months ended 30 June 2005 and 2004 respectively.

Other operations of the Group mainly comprise holding of investment properties and other investments, neither of which are of a sufficient size to be separately reported.

The segment results are as follows:

	Six months ended 30 June 2004					
	Manufacturing	Wholesale	Retail	Import and export	Elimination	Group
Total gross segment turnover	1,010,037	2,889,233	126,300	97,086	(131,927)	3,990,729
Inter-segment turnover	27,613	101,172	3,142	—	(131,927)	—
Turnover	982,424	2,788,061	123,158	97,086	—	3,990,729
Segment results	122,244	12,321	(4,440)	2,529	(14,179)	118,475
Unallocated cost						(7,184)
Operating profit						111,291
Finance costs						(22,482)
Share of losses of associates						(239)
Profit before income tax						88,570
Income tax expense						(45,488)
Profit for the period						43,082

	Six months ended 30 June 2005					
	Manufacturing	Wholesale	Retail	Import and export	Elimination	Group
Total gross segment turnover	1,171,231	3,559,375	148,758	107,203	(390,395)	4,596,172
Inter-segment turnover	30,972	350,379	23	9,021	(390,395)	—
Turnover	1,140,259	3,208,996	148,735	98,182	—	4,596,172
Segment results	162,567	62,757	2,368	279	(20,626)	207,345
Unallocated profit						8,894
Operating profit						216,239
Finance costs						(30,216)
Share of losses of associates						(416)
Profit before income tax						185,607
Income tax expense						(54,743)
Profit for the period						130,864

Other segment terms included in the income statement are as follows:

	Six months ended 30 June 2004					
	Manufacturing	Wholesale	Retail	Import and export	Unallocated	Group
Depreciation	42,300	10,948	1,181	95	1,735	56,259
Amortisation	4,941	2,003	—	15	—	6,959
Impairment losses recognised in the income statement	—	—	—	—	—	—
Reversal of impairment losses recognised in the income statement	(101)	—	—	—	—	(101)

	Six months ended 30 June 2005					
	Manufacturing	Wholesale	Retail	Import and export	Unallocated	Group
Depreciation	48,677	10,048	1,504	85	2,188	62,502
Amortisation	5,150	2,003	—	15	—	7,168
Impairment losses recognised in the income statement	507	1,497	—	—	—	2,004
Reversal of impairment losses recognised in the income statement	(412)	(561)	—	—	—	(973)

Unallocated costs represent corporate expenses.

The segment assets and liabilities at 31 December 2004 and capital expenditure for the six months then ended are as follows:

	Manufacturing	Wholesale	Retail	Import and export	Elimination	Unallocated	Group
Assets	2,562,404	2,368,736	162,165	103,114	(338,484)	549,437	5,407,372
Associates	6,066	—	—	—	—	—	6,066
Total assets	2,568,470	2,368,736	162,165	103,114	(338,484)	549,437	5,413,438
Liabilities	766,297	2,018,186	69,252	69,194	(338,484)	71,114	2,655,559
Capital expenditure	65,724	61,011	—	11	—	91	126,837

The segment assets and liabilities at 30 June 2005 and capital expenditure for the six months then ended are as follows:

	Manufacturing	Wholesale	Retail	Import and export	Elimination	Unallocated	Group
Assets	2,472,386	2,352,884	162,209	108,177	(254,336)	728,482	5,569,802
Associates	5,595	—	—	—	—	—	5,595
Total assets	2,477,981	2,352,884	162,209	108,177	(254,336)	728,482	5,575,397
Liabilities	498,746	2,174,609	71,560	68,417	(254,336)	170,944	2,729,940
Capital expenditure	58,603	9,909	—	8	—	180	68,700

Segment assets consist primarily of land use rights (or prepaid operating lease payments), property, plant and equipment, intangible assets, inventories, receivables and operating cash. They exclude deferred taxation, investment properties and other investments.

Segment liabilities comprise operating liabilities. They exclude items such as taxation and certain corporate borrowings.

Capital expenditure comprises additions to land use rights, property, plant and equipment, construction in progress and intangible assets, including additions resulting from acquisitions through business combinations.

No geographical segments are presented as turnover and results attributable to the markets outside the People's Republic of China (the "PRC") are not more than 10% of the Group's consolidated turnover and consolidated results.

5 Capital expenditure

	Goodwill	Patent and trademarks	Staff quarters reform costs	Total intangible assets	Investment properties	Property, plant and equipment and construction in progress	Land use rights
Opening net book amount as at 1 January 2005	2,004	7,417	48,125	57,546	8,712	1,596,193	133,364
Movement arising from the change in status of a subsidiary to a jointly controlled entity (Note 6)	—	—	—	—	—	(53,505)	—
Additions	—	—	—	—	—	68,700	—
Disposals	—	—	(396)	(396)	—	(10,948)	—
Depreciation / amortisation change (Note 17)	—	(377)	(5,181)	(5,558)	—	(62,502)	(1,610)
Impairment charge (Note 17)	(2,004)	—	—	(2,004)	—	973	—
Closing net book amount as at 30 June 2005	—	7,040	42,548	49,588	8,712	1,538,911	131,754

	Goodwill	Patent and trademarks	Staff quarters reform costs	Total intangible assets	Investment properties	Property, plant and equipment and construction in progress	Land use rights
Opening net book amount as at 1 January 2004	—	2,912	58,571	61,483	8,712	1,401,264	127,870
Additions	—	5,008	—	5,008	—	121,829	—
Acquisition of a subsidiary	—	—	—	—	—	343	—
Disposals	—	—	—	—	—	(3,198)	—
Depreciation / amortisation change (Note 17)	—	(223)	(5,223)	(5,446)	—	(56,259)	(1,513)
Transfer out of impairment charge (Note 17)	—	—	—	—	—	101	—
Closing net book amount as at 30 June 2004	—	7,697	53,348	61,045	8,712	1,464,080	126,357
Additions	2,154	—	—	2,154	—	185,607	9,548
Contribution by minority shareholders	—	—	—	—	—	9,508	—
Acquisition of a subsidiary	—	—	—	—	—	728	—
Disposals	—	—	—	—	—	(2,990)	—
Depreciation / amortisation change (Note 17)	(150)	(280)	(5,223)	(5,653)	—	(59,084)	(1,575)
Impairment charge (Note 17)	—	—	—	—	—	(1,656)	(966)
Closing net book amount as at 31 December 2004	2,004	7,417	48,125	57,546	8,712	1,596,193	133,364

6 Jointly controlled entity

During the period, Guangzhou Wang Lao Ji Pharmaceutical Co., Ltd. ("WLJ"), a subsidiary of the Group, has issued additional 98,378,439 shares to a third party investor for total subscription price of RMB168,880,000. Consequently, the Group's interest in WLJ has been diluted from 92.48% to 48.0465% and WLJ became a jointly controlled entity of the Group since the effective completion date of subscription. Gain arising from this deemed disposal has been included in the consolidated income statement.

The following amounts represent the Group's 48.0465% share of assets and liabilities as at 30 June 2005 and results of this jointly controlled entity, and have been included in the condensed consolidated balance sheet as at 30 June 2005 and income statement for the period ended:

Assets:	
Non-current assets	52,340
Current assets	144,580
	196,920
Liabilities:	
Non-current liabilities	2,532
Current liabilities	33,329
	35,861
Net assets	161,059
Results:	
Income	149,335
Expenses	(129,108)
Profit after income tax	20,227
Proportionate interest in commitments	993

There are no contingent liabilities in this jointly controlled entity as at 30 June 2005.

7 Available-for-sale financial assets

At 1 January 2005	64,863
Disposals and impairment loss	(655)
At 30 June 2005	64,208

Available-for-sale financial assets represent unlisted equity securities. The amount of provision for impairment losses as at 30 June 2005 was RMB9,114,000.

8 Investment securities

	As at 31 December 2004
Unlisted equity securities	64,863

The amount of provision for impairment losses as at 31 December 2004 was RMB8,459,000.

9 Trade and other receivables

	As at	
	30 June 2005	31 December 2004
Trade receivables	**1,623,242**	1,207,391
Less: provision for impairment of receivables	**(60,021)**	(54,457)
Trade receivables - net	**1,563,221**	1,152,934
Other receivables and prepayments	**293,673**	352,991
Due from ultimate holding company and fellow subsidiaries	**10,296**	12,708
	1,867,190	1,518,633

The ageing analysis of the trade receivables net of doubtful debt provision at 30 June 2005 is as follows:

	As at	
	30 June 2005	31 December 2004
Within 6 months	**1,504,524**	1,035,255
6 months to 1 year	**28,847**	104,247
Over 1 year	**29,850**	13,432
	1,563,221	1,152,934

Trade receivables generated from credit sales generally have credit terms of one to three months.

There is no concentration of credit risk with respect to trade receivables as the Group has a large number of customers.

During the six months ended 30 June 2005, the Group has recognised a loss of RMB8,521,000 (2004: RMB5,933,000) for the impairment of its trade receivables. The loss has been included in administrative expenses in the income statement.

10 Financial assets at fair value through profit or loss

	As at 30 June 2005
Held for trading:	
— Unlisted debt securities	13,110

11 Trading securities

	As at 31 December 2004
Unlisted investments	18,562

12 Share capital

	Registered, issued and fully paid	
	As at 31 December 2004 and 30 June 2005	
	No. of shares	
State Shares	513,000,000	513,000
H Shares	219,900,000	219,900
A Shares	78,000,000	78,000
	810,900,000	810,900

13 Other reserves

	Share premium	Capital reserve	Statutory surplus reserve	Statutory public welfare	Discretionary surplus reserve	Total
Balance at 1 January 2004, as previously reported	781,134	397,589	194,306	134,459	87,681	1,595,169
Transfer from retained earnings	—	405	—	—	—	405
Balance at 30 June 2004	781,134	397,994	194,306	134,459	87,681	1,595,574
Transfer from retained earnings	—	1,838	23,716	19,114	21,319	65,987
Balance at 31 December 2004	781,134	399,832	218,022	153,573	109,000	1,661,561
Balance at 1 January 2005, as per above	781,134	399,832	218,022	153,573	109,000	1,661,561
Transfer						
— Impact arising from dilution of equity interest in a subsidiary (the subsidiary became a jointly controlled entity subsequent to the dilution)	—	19,819	(3,455)	(3,007)	(3,455)	9,902
— Others	—	(366)	—	—	—	(366)
Balance at 30 June 2005	781,134	419,285	214,567	150,566	105,545	1,671,097

14 Trade and other payables

	As at 30 June 2005	As at 31 December 2004
Trade payables	**1,070,473**	985,686
Due to ultimate holding company	**25,257**	19,865
Other payables and accrued charges	**457,080**	424,663
	1,552,810	1,430,214

The ageing analysis of the trade payables at 30 June 2005 is as follows:

	As at 30 June 2005	As at 31 December 2004
Within 1 year	**1,015,766**	952,171
1 year to 2 years	**40,989**	13,724
Over 2 years	**13,718**	19,791
	1,070,473	985,686

15 Borrowings

	As at	
	30 June 2005	31 December 2004
Non-current		
Bank loans		
— secured	**—**	11,820
— unsecured	**30,000**	97,680
	30,000	109,500
Current		
Bank loans - secured		
Short-term bank loans	**236,471**	255,959
Current portion of long-term bank loans	**99,500**	47,680
Bank loans - unsecured	**669,586**	681,500
	1,005,557	985,139
Total borrowings	**1,035,557**	1,094,639

Except for bank loans of RMB80 million (with interest expense of approximately RMB 730,000 incurred during the six months ended 30 June 2005), all bank loans are borrowed from state-controlled banks at prevailing market rates. Bank loans are secured by property, plant and equipment of the Group with net book value of approximately RMB124,913,000 at 30 June 2005 (31 December 2004: approximately RMB130,344,000).

The maturity of the borrowings is as follows:

	As at	
	30 June 2005	31 December 2004
Within 1 year	**1,005,557**	985,139
Between 1 and 2 years	**30,000**	109,500
Wholly repayable within 5 years	**1,035,557**	1,094,639

The effective interest rates as at the balance sheet date were as follows:

	As at	
	30 June 2005	31 December 2004
Long-term bank loans	**4.941%**	5.239%
Short-term bank loans	**4.608%**	4.858%

The carrying amounts and fair value of the non-current bank loans are as follows:

	Carrying amounts	**Fair values**
As at 30 June 2005	30,000	30,000
As at 31 December 2004	109,500	109,500

The fair values are based on cash flows discounted using a rate based on the borrowing rate of 4.941% (31 December 2004: 5.239%).

The carrying amounts of short-term borrowings approximate their fair value.

The carrying amounts of all the Group's borrowings as at 30 June 2005 and as at 31 December 2004 are denominated in RMB.

The Group has the following undrawn bank loan facilities:

	As at	
	30 June 2005	31 December 2004
Floating rate		
— expiring within one year	**11,000**	37,284

16 Other revenues

	For the six months ended	
	30 June 2005	30 June 2004
Government grants	**297**	375
Interest income	**5,908**	6,580
Rental income from investment properties	**9,358**	8,750
Rental income from other properties	**6,872**	4,541
Promotional income from suppliers	**4,000**	3,714
Royalty income	**846**	802
Gain arising from dilution of equity interest in a subsidiary (Note 13)	**19,819**	—
Others	**(1,435)**	5,596
	45,665	30,358

17 Expenses by nature

Expenses included in cost of goods sold, distribution costs, administrative and other operating expenses are analysed as follows:

	For the six months ended	
	30 June 2005	30 June 2004
Depreciation, amortisation and impairment expenses (Note 5)	**70,701**	63,117
Staff costs	**312,584**	299,976
Changes in inventories of finished goods and work in progress	**(5,954)**	(4,105)
Write-down of inventories to net realisable value	**193**	24,494
Transportation	**28,146**	26,487
Advertising costs	**117,308**	126,144
Occupancy costs of retail outlets	**16,477**	17,573
Research and development costs	**12,276**	12,621
Impairment charge of available-for-sale financial assets and financial assets at fair value through profit or loss / investment securities	**5,452**	752

18 Finance costs

	For the six months ended	
	30 June 2005	30 June 2004
Interest expense on bank borrowings	**28,321**	21,115
Other incidental borrowing costs	**1,894**	1,367
	30,216	22,482

19 Income tax expense

The PRC enterprise income tax has been provided at the principal rate of 33% (2004: 33%) on the estimated assessable profit for the period, except for a subsidiary and a jointly controlled entity which are foreign investment production enterprises. Given the subsidiary was established in a coastal economic development zone, the applicable enterprise income tax rate being 27%. The jointly controlled entity is entitled to exemption from PRC enterprise income tax for two years commencing from the first profit-making year and a 50% reduction in the enterprise income tax rates in the following three years. Companies comprising the Group that are incorporated outside the PRC are liable to pay income tax on their taxable income in accordance with the tax laws of the countries in which they operate.

The amount of taxation charged to the condensed consolidated income statement represents:

	For the six months ended	
	30 June 2005	30 June 2004
Current taxation		
— PRC enterprise income tax	**60,005**	52,938
Deferred income tax	**(5,262)**	(7,450)
	54,743	45,488

During the six months ended 30 June 2005 and 30 June 2004, share of taxation of associates and jointly controlled entities was nil. This was principally either due to the operating loss positions or the eligibility of full income tax exemption thereof.

20 Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the number of shares in issue.

	For the six months ended	
	30 June 2005	30 June 2004
Profit attributable to equity holders of the Company	**122,956**	34,076
Number of shares in issue (thousand)	**810,900**	810,900
Basic earnings per share (RMB per share)	**0.152**	0.042

No diluted earnings per share is presented as there were no potential dilutive shares in issue during the period ended 30 June 2005 and 2004.

21 Dividend

	For the six months ended	
	30 June 2005	30 June 2004
2004 final dividend of RMB0.025 (2003: final dividend paid of RMB0.06) per share	**20,273**	48,654

At a meeting held on 27 April 2005, the directors proposed a final dividend of RMB0.025 per share for the year ended 31 December 2004, which was paid in June and July 2005 for H and A shares respectively and has been reflected as an appropriation of retained earnings for the six months ended 30 June 2005.

The directors do not recommend the payment of interim dividend for the six months ended 30 June 2005.

22 Capital commitments

Capital commitments at the balance sheet date but not yet incurred are as follows:

	As at	
	30 June 2005	31 December 2004
Property, plant and equipment		
Contracted but not provided for	**26,466**	24,836
Authorised but not contracted for	**8,091**	50,689
	34,557	75,525

23 Related party transactions

Save as disclosed elsewhere in the condensed consolidated financial information, significant related party transactions, which were carried out in the normal course of the Group's business are as follows:

		For the six months ended	
	Note	**30 June 2005**	30 June 2004
Ultimate holding company			
License fee expense	a	**5,848**	4,310
Service fee expense	b	**431**	450
Welfare facilities fee expense	c	**129**	135
Rental expense	d	**1,642**	1,453
Capital contribution to a subsidiary of the Company		**—**	3,889
		8,050	10,237
A jointly controlled entity			
Sales of raw materials	e	**6,170**	—
Purchases of finished goods	e	**12,514**	—
		18,684	—
Associates			
Purchases of finished goods	e	**—**	67
Fellow subsidiaries			
Sales of finished goods and raw materials	e	**98,845**	38,784
Purchases of finished goods and raw materials	e	**198,498**	60,883
		297,343	99,667
Other state-controlled entities	g		
Sales of finished goods and raw materials	e	**1,739,012**	1,617,371
Purchases of finished goods and raw materials	e	**843,989**	780,919
Purchases of machinery and equipment	e	**11,703**	15,659
Service fee expenses	f	**128,217**	95,515
		2,722,921	2,509,464

(a) Pursuant to the Trademark License Agreement entered into by the Company and Guangzhou Pharmaceutical Holdings Limited ("GZPHL"), its ultimate holding company, on 1 September 1997, GZPHL has granted the Company and its subsidiaries, an exclusive right to use 38 trademarks owned by GZPHL for a term of 10 years. The Company agreed to pay a license fee for the use of the trademarks at 0.1% of the aggregate net sales of the Company and its subsidiaries. Effective February 2005, trademark licence fee of WLJ has been changed to 2.1% of its net sales.

(b) Pursuant to the Accommodation Services Agreement entered into by the Company and GZPHL on 1 September 1997 and supplemented by a notice dated 31 December 1997, GZPHL has agreed to continue to provide staff quarters to the employees of the Group. The Company agreed to pay a service fee equal to 6% per annum on the net book value of the relevant staff quarters. The Accommodation Services Agreement will expire on 31 December 2007.

(c) Pursuant to the Composite Services Agreement entered into by the Company and GZPHL on 1 September 1997, GZPHL agreed to provide certain welfare facilities to the Group. The Group agreed to be responsible for the operation, management and maintenance of the facilities and pay a welfare facilities fee equal to GZPHL's total depreciation charges of the welfare facilities in the year ended 31 December 1997 plus a 10% annual increment based on the welfare facilities for the previous year. The Composite Services Agreement will expire on 31 December 2007.

(d) Pursuant to the Tenancy Agreement and the Office Tenancy Agreement both entered into by the Company and GZPHL on 6 February 2004, GZPHL has granted to the Group the right to use certain premises such as warehouses and offices for a term of three and a half years at a fixed annual rent and is subject to the adjustment of standard rent as prescribed from time to time by Guangzhou Real Estate Administration Bureau, plus utilities and other outgoings which are payable based on actual consumption. The agreement will expire on 31 August 2007.

(e) The sales and purchases transactions with a jointly controlled entity, associates, fellow subsidiaries and other state-owned entities were at terms similar to those transactions with other third parties.

(f) Service fee charged by other state-controlled entities are mainly in relation to advertising and promotion activities, commercial insurance and transportation. These transactions were entered into at open market terms.

(g) The directors of the Company have tried their best efforts in identifying the related party transactions entered into with other state-controlled entities. Normal transactions entered into with financial institutions, pubic utilities providers and governmental departments and agencies have been excluded.

8. DOCUMENTS AVAILABLE FOR INSPECTION

1. The original copy of the interim report signed by the Company's legal representative;

2. The original copy of the financial reports signed and stamped by the legal representative, person in charge of the accounting function of the Company and the person in charge of an accounting firm;

3. The original company documents and announcements published in Shanghai Securities of Mainland China, and Hong Kong Economic Times and The Standard during the Reporting Period;

4. The Company's Articles of Association;

5. Other relevant documents.

The documents listed above are available at the Secretariat to the Board of Directors of the Company.

Guangzhou Pharmaceutical Company Limited
Yang Rongming
Chairman

Guangzhou, the PRC, 12 August 2005

Interim Report 2005

二零零五年中期業績報告




GPC
廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

Designed and produced by: **Wonderful Sky Public Relations & Financial Consultant Co. Ltd.** Tel.: **2851 1038**

目錄

一. 重要提示

(一) 廣州藥業股份有限公司(「廣州藥業」或「本公司」)董事會及全體董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

(二) 本公司董事長楊榮明先生、總經理謝彬先生、財務總監高昉先生、財務部高級經理陳炳華先生聲明：保證半年度報告中財務報告的真實、完整。

(三) 本公司截至二零零五年六月三十日止半年度(「本報告期」)財務報告未經審計。

(四) 本報告分別以中、英文兩種語言編訂，除按香港會計師公會頒佈之香港會計準則第34號「中期財務報告」編製的簡明綜合財務資料外，兩種文體若出現解釋上的歧義時，以中文本為準。

二。公司基本情況

(一) 公司基本情況簡介

1. 法定中文名稱：廣州藥業股份有限公司
   中文名稱縮寫：廣州藥業
   英文名稱：Guangzhou Pharmaceutical Company Limited
   英文名稱縮寫：GPC

2. 股票上市交易所名稱及編碼：
   A股　：上海證券交易所
   代碼　：600332　A股簡稱：廣州藥業
   H股　：香港聯合交易所有限公司
   代碼　：0874　H股簡稱：廣州藥業

3. 註冊及辦公地址：中國廣東省廣州市沙面北街45號
   郵政編碼：510130
   電話：(8620) 8121 8103
   傳真：(8620) 8121 6408
   國際互聯網網址：http://www.gpc.com.cn
   電子郵箱：sec@gpc.com.cn
   香港主要營業地點：香港金鐘道89號力寶中心第2座20樓2005室

4. 法定代表人：楊榮明

5. 董事會秘書：何舒華
   證券事務代表：黃雪貞
   聯繫地址：中國廣東省廣州市沙面北街45號
   電話：(8620) 8121 8117 / 8121 8086
   傳真：(8620) 8121 6408
   電子郵箱：hesh@gpc.com.cn / huangxz@gpc.com.cn

6. 選定的信息披露報紙：中國國內《上海證券報》
   中國香港《經濟日報》、《The Standard》(英文報)
   中國證監會指定登載公司半年度報告的國際互聯網網址：http://www.sse.com.cn
   香港登載公司半年度報告互聯網網址：http://www.hkex.com.hk
   半年度報告備置地點：中國廣東省廣州市沙面北街45號二樓
   廣州藥業股份有限公司董事會秘書處

7. 其他有關資料
   首次登記日期：一九九七年九月一日
   首次登記地點：中國廣東省廣州市沙面北街45號
   變更登記日期：二零零四年十一月十五日
   變更登記地點：中國廣東省廣州市沙面北街45號
   企業法人營業執照號：4401011101830
   稅務登記號：44010063320680X

（二） 主要財務數據和指標

1. **按中國會計準則及制度編製的主要會計數據和財務指標**

(單位：人民幣千元)

項目	本報告期末 *(未經審計)*	上年度期末 *(經審計)*	本報告期末比期初數增減 (%)
流動資產	**3,720,172**	3,494,266	6.47
流動負債	**2,545,398**	2,398,058	6.14
總資產	**5,352,579**	5,182,878	3.27
股東權益(不含少數股東權益)	**2,545,001**	2,440,230	4.29
每股淨資產	**3.14**	3.01	4.29
調整後的每股淨資產	**3.09**	2.96	4.29

項目	本報告期 *(未經審計)*	上年同期 *(未經審計)*	本報告期比上年同期增減 (%)
淨利潤	**103,590**	31,809	225.67
扣除非經常性損益後的淨利潤	**110,053**	34,599	218.08
每股收益(攤薄)(元)	**0.13**	0.04	225.67
每股收益(加權)(元)	**0.13**	0.04	225.67
淨資產收益率(攤薄)%	**4.07**	1.32	增加2.75個百分點
淨資產收益率(加權)%	**4.17**	1.30	增加2.87個百分點
經營活動產生的現金流量淨額	**113,648**	124,590	(8.78)

註： (1) 以上財務報表數據和指標均以合併報表數計算。

(2) 扣除非經常性損益涉及項目包括：

(單位：人民幣千元)

項目	金額
處置固定資產產生的損益	(342)
各種形式的政府補貼	190
短期投資損益	(6,111)
扣除資產減值準備後的其他各項營業外收入、支出	(1,309)
以前年度已經計提各項減值準備的轉回	659
所得税影響數	(178)
少數股東損益影響數	(273)
合計	(6,463)

2.　按香港財務匯報準則編製的主要會計數據及財務指標

(單位：人民幣千元)

資產及負債摘要

項目	於二零零五年六月三十日 (未經審核)	於二零零四年十二月三十一日 (經審核)	本報告期末比年初數增減 (%)
流動資產	**3,722,117**	3,497,539	6.42%
流動負債	**2,582,125**	2,450,033	5.39%
總資產	**5,575,397**	5,413,438	2.99%
總負債	**2,729,940**	2,655,559	2.80%
資產淨值	**2,648,275**	2,545,592	4.03%
每股淨資產(元)	**3.266**	3.139	4.03%

業績摘要

項目	二零零五年一至六月 (未經審核)	二零零四年一至六月 (未經審核)	本報告期比上年同期增減 (%)
除所得税前盈利	**185,607**	88,570	109.56%
本公司權益持有人應佔盈利	**122,956**	34,076	260.83%
每股盈利(元)	**0.152**	0.042	260.83%

3.　按照中國會計準則及制度和香港財務匯報準則編製的二零零五年半年度之淨資產及業績差異說明

(單位：人民幣千元)

	二零零五年六月三十日 (未經審計)	二零零四年十二月三十一日 (經審計)
按中國會計準則及制度編製之淨資產	**2,545,001**	2,440,230
資本化之無形資產	**42,548**	48,125
固定資產重估價值差異	**126,202**	130,833
遞延政府補貼收入	**(4,619)**	(3,243)
計提之過渡性醫療保險	**(56,599)**	(61,306)
計提之遞延稅款	**11,242**	5,981
少數股東權益差異	**(13,603)**	(15,028)
商譽的評估減值	**(1,897)**	—
按香港財務匯報準則編製之淨資產	**2,648,275**	2,545,592

	二零零五年一至六月 (未經審計)	二零零四年一至六月 (未經審計)
按中國會計準則及制度編製之淨利潤	**103,590**	31,809
無形資產之攤銷	**(5,180)**	(5,223)
固定資產重估增值部分所計提之折舊	**(988)**	(988)
需通過利潤表確認之政府補助收入	**297**	1,100
計提之過渡性醫療保險	**2,985**	2,738
計提之遞延稅款	**5,262**	7,449
一子公司由於吸收外部投資而引起的負商譽	**19,819**	—
商譽的評估減值	**(1,897)**	—
少數股東權益的變動差異	**(932)**	(2,809)
按香港財務匯報準則編製之本公司權益持有人應佔盈利	**122,956**	34,076

三.　股本變動及主要股東持股情況

(一) 股本變動情況

本報告期內，本公司股本結構沒有發生變動。

(二) 主要股東持股情況

1. 截至二零零五年六月三十日止，持有本公司股票的股東戶數為41,690戶。其中，國家股股東2戶，境內上市人民幣普通股(A股)股東41,651戶，境外上市外資股(H股)股東37戶。

2. 於二零零五年六月三十日，本公司前十名股東情況如下：

股東名稱	本報告期內增減(股)	本報告期末持股數(股)	股份類別	佔總股本比例(%)	股份性質
廣州醫藥集團有限公司(「廣藥集團」)[1]	0	491,000,000	未流通	約60.55	國家股
香港中央結算(代理人)有限公司[2]	36,000	218,214,999	已流通	約26.91	H股
中國長城資產管理公司	0	22,000,000	未流通	約2.71	國家股
裕隆證券投資基金	1,996,542	1,996,542	已流通	約0.25	A股
中國銀行—華夏回報證券投資基金	1,713,043	1,713,043	已流通	約0.21	A股
申銀萬國—花旗—UBS Limited	1,432,329	1,432,329	已流通	約0.18	A股
招商證券—渣打—ING Bank N.V.	1,044,212	1,044,212	已流通	約0.13	A股
國泰君安—建行—香港上海匯豐銀行有限公司	940,290	940,290	已流通	約0.12	A股
HSBC Nominees (Hong Kong) Limited	3,000	866,000	已流通	約0.11	H股
陳少彬	799,999	799,999	已流通	約0.10	A股

註：

(1) 本報告期內，本公司控股股東——廣藥集團以其持有的部分本公司股份用於廣州白雲山製藥股份有限公司(「白雲山股份」)債務重組，涉及股份11,544萬股。其中1,248萬股擬轉讓予白雲山股份，有關手續正在辦理中；原質押的5,601萬股於二零零五年四月十一日被凍結(凍結期限自二零零五年四月十一日起至二零零六年四月十日止)。目前，廣藥集團尚有10,296萬股本公司的股份仍處於質押中。

(2) 根據香港中央結算(代理人)有限公司提供的資料，其持有的H股股份乃代表多個客戶持有。

(3) 本公司並不知悉前十名股東之間是否存在關聯關係，也未知他們之間是否屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。

3. 於二零零五年六月三十日，任何人士(並非本公司董事、監事或高級管理人員)於本公司的股份及相關股份中，擁有根據香港法例第571章證券及期貨條例(「證券條例」)第十五部的第2及第3分部須知會本公司及香港聯合交易所有限公司(「港交所」)，以及須記入本公司根據證券條例第336條而存置的登記冊的權益及淡倉如下：

股東名稱	持股種類	持有股份數目(股)	佔已發行國家股比例	佔已發行H股比例(%)
廣藥集團	國家股	491,000,000	95.71%	—
中國長城資產管理公司	國家股	22,000,000	4.29%	—
香港上海匯豐銀行有限公司	H股	46,562,694	—	21.17
中銀萬國證券(香港)有限公司	H股	18,326,000	—	8.33
匯豐金融證券(香港)有限公司	H股	16,170,000	—	7.35
國泰君安證券(香港)有限公司	H股	15,698,000	—	7.14
花旗銀行	H股	13,408,000	—	6.10
Morgan Stanley Dean Witter Hong Kong Securities Limited	H股	13,166,870	—	5.99

除上述所披露外，就董事所知，並無任何其他人士或公司於二零零五年六月三十日於本公司之股份及相關股份中擁有佔本公司已發行任何類別股份5%或以上的權益或淡倉。

4. 於二零零五年六月三十日，本公司前十名流通股股東情況如下：

股東名稱	持有流通股數量(股)	股份性質
香港中央結算(代理人)有限公司	218,214,999	H股
裕隆證券投資基金	1,996,542	A股
中國銀行—華夏回報證券投資基金	1,713,043	A股
申銀萬國—花旗—UBS Limited	1,432,329	A股
招商證券—渣打—ING Bank N.V.	1,044,212	A股
國泰君安—建行—香港上海匯豐銀行有限公司	940,290	A股
HSBC Nominees (Hong Kong) Limited	866,000	H股
陳少彬	799,999	A股
申銀萬國—匯豐—Merrill Lynch International	790,438	A股
景業證券投資基金	776,700	A股

註: (1) 根據香港中央結算(代理人)有限公司提供的資料，其持有的H股股份乃代多個客戶持有。

(2) 本公司並不知悉以上十名流通股股東之間是否存在關聯關係，亦不知悉這十名流通股股東是否屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。

5. 本報告期內，本公司控股股東未發生變更。

（三） 公眾持股量

就董事所知悉的公開資料作為基準，本公司刊發此報告的最後實際可行日期的公眾持股量是足夠的。

（四） 優先認股權

本公司章程及中國法律並無要求本公司按照持有股份比例發行新股予現有股東之優先認購股權條款。

（五） 本報告期內，本公司或其任何附屬公司概無買賣或購回本公司之股份。

四. 董事、監事、高級管理人員及員工情況

（一） 本公司董事、監事及高級管理人員持股情況

1. 於本報告期末，本公司董事、監事及高級管理人員持股(A股)情況

姓名	職務	本報告期初持股數(股)	本報告期末持股數(股)	變動原因
楊榮明	董事長	—	—	—
周躍進	副董事長	28,900	28,900	—
謝　彬	董事、總經理	1,000	1,000	—
馮贊勝	董事	—	—	—
吳　張	獨立董事	—	—	—
黃顯榮	獨立董事	—	—	—
張鶴鏞	獨立董事	—	—	—
陳燦英	監事會主席	9,800	9,800	—
歐陽強	監事	10,100	10,100	—
鐘育贛	監事	—	—	—
何舒華	副總經理、董事會秘書	27,700	27,700	—
蘇廣豐	副總經理	—	—	—
高　昉	財務總監	—	—	—

註： 根據本公司二零零二年第一次臨時股東大會批准實施的長期激勵機制方案，在實現經營業績目標的前提下，本公司高級管理人員的部份激勵獎金用於購買本公司的人民幣普通股(A股)股票，並依法向上海證券交易所(「上交所」)申報及鎖定。

2. 董事、監事及高級管理人員於股份、相關股份之權益及淡倉

(1) 於二零零五年六月三十日，本公司董事、監事及高級管理人員根據證券條例第十五部第7及第8分部已知會本公司及港交所其於本公司或其任何相聯法團(定義見證券條例第十五部)之股份及相關股份及債券中擁有之權益或淡倉(包括根據證券條例之該等規定被假設或視作擁有之權益或淡倉)，或必須列入根據證券條例第352條予以存置之登記冊內，或根據港交所證券上市規則(「上市規則」)《上市公司董事進行證券交易的標準守則》(「標準守則」)必須知會本公司及港交所之權益或淡倉載列如下：

董事

姓名	權益類別	公司	股份數目
周躍進	個人	本公司(A股)	28,900
謝　彬	個人	本公司(A股)	1,000

監事

姓名	權益類別	公司	股份數目
陳燦英	個人	本公司(A股)	9,800
	個人	廣州王老吉藥業股份有限公司	22,150
歐陽強	個人	本公司(A股)	10,100

高級管理人員

姓名	權益類別	公司	股份數目
何舒華	個人	本公司(A股)	27,700

* 上述股份除本公司A股外，其餘均為職工股。

(2) 除上述所披露外，於二零零五年六月三十日本公司董事、監事及高級管理人員或彼等之聯繫人概無擁有根據證券條例第十五部第7及第8分部須知會本公司及港交所有關於本公司或其任何相聯法團(定義見證券條例第十五部)之股份、相關股份或債券中任何個人、家族、公司或其他權益或淡倉(包括根據證券條例之該等規定被假設或視作擁有之權益或淡倉)，或必須列入根據證券條例第352條予以存置之登記冊內，或根據標準守則必須知會本公司及港交所之任何個人、家族、公司或其他權益或淡倉。

(二) 本報告期內，本公司董事、監事及高級管理人員委任或辭任情況

1. 本公司於二零零五年四月二十七日召開的第三屆第十一次董事會會議審議通過何舒華先生因工作原因辭去本公司董事職務；

2. 本公司於二零零五年六月三十日召開的二零零四年年度股東大會選舉了謝彬先生為本公司第三屆董事會執行董事，任期自獲委任之日起至新一屆董事會成員產生之日止；

3. 本公司於二零零五年六月三十日召開的第三屆第十二次董事會會議上聘任蘇廣豐先生為本公司副總經理，任期自獲委任之日起至新一屆董事會成員產生之日止。

(三) 本報告期內，本公司員工人數約8,330人。員工薪酬政策與前一報告期相比沒有重大變動。二零零五年上半年員工費用總額為人民幣315,569千元。

五. 管理層討論與分析

(除特別註明外，本報告涉及的財務資料均節錄自本集團按中國會計準則及制度編製之賬項)

廣州藥業及附屬公司(「本集團」)主要從事：(1)中成藥的製造與銷售；(2)西藥、中藥和醫療器械的批發、零售和進出口業務；(3)天然藥物和生物醫藥的研究開發。

(一) 經營情況分析

本報告期內，本集團一是調整充實了企業經營管理幹部隊伍，嚴格對下屬企業經營目標的管理和考核工作；二是加強對下屬企業經營運作的監控管理。通過向下屬企業派出董事，主動參與下屬企業的重大經營決策，規範和強化企業內部管理、定期進行經營狀況分析和推廣財務監控系統的應用，強化了本公司對下屬企業經營監控力度，提高了下屬企業的營運質量和經濟效益水平；三是積極推進本集團內部資源整合和一體化運作的進程。努力做好中藥材、大宗原輔料、包裝材料和進口物資的統一採購工作；加強工商業務合作，充分利用貿易業務的批發和零售網絡優勢，努力擴大本集團產品的銷售市場；強化本集團內部的資金管理，努力降低企業的財務費用；繼續做好企業產品品牌、營銷網絡和銷售業務隊伍資源的整合工作，加大廣告宣傳和技術推廣的力度，積極拓展重點醫院、零售藥店和社區等終端市場，努力提高產品的市場份額；加快推進屬下廣州市藥材公司(「藥材公司」)的改革工作，全力發展藥材公司的中藥材等核心業務。上述一系列措施的實施取得了良好的效果。本報告期內，本集團的經營業績與去年同期相比有較為明顯的提高。

按中國會計準則及制度計算，本報告期內，本集團的營業額約為人民幣4,596,172千元，比去年同期增長15.17%；利潤總額約為人民幣170,705千元，比去年同期增長87.48%；淨利潤約為人民幣103,590千元，比去年同期增長225.67%。

按香港財務匯報準則計算，本報告期內，本集團的營業額約為人民幣4,596,172千元，比去年同期增長15.17%；除所得税前盈利約為人民幣185,607千元，比去年同期增長109.56%；本公司權益持有人應佔盈利約為人民幣122,956千元，比去年同期增長260.83%。

二零零五年上半年本集團製造業務(「製造業務」)及本集團貿易業務(「貿易業務」)的營業額及毛利如下:

(單位：人民幣千元)

	營業收入淨額		營業成本		營業毛利	
行業	**按中國會計準則及制度**	**按香港財務匯報準則**	**按中國會計準則及制度**	**按香港財務匯報準則**	**按中國會計準則及制度**	**按香港財務匯報準則**
製造業務	1,140,259	1,140,259	532,579	532,579	607,680	607,680
貿易業務	3,455,913	3,455,913	3,248,533	3,248,533	207,380	207,380
其中：批發	3,208,996	3,208,996	3,039,557	3,039,557	169,439	169,439
零售	148,735	148,735	118,009	118,009	30,726	30,726
進出口	98,182	98,182	90,967	90,967	7,215	7,215
合計	4,596,172	4,596,172	3,781,112	3,781,112	815,060	815,060

本集團製造業務及貿易業務的地區銷售情況：

(單位：人民幣千元)

地區	製造業務 銷售額	製造業務 佔製造業務銷售額比重%	貿易業務 銷售額	貿易業務 佔貿易業務銷售額比重%	合計 銷售額	合計 佔總銷售額比重%
華南	687,955	60.33	3,024,235	87.51	3,712,190	80.77
華東	175,047	15.35	146,684	4.25	321,731	7.00
華北	100,243	8.79	60,619	1.75	160,862	3.50
東北	68,592	6.02	31,458	0.91	100,050	2.18
西南	62,205	5.46	112,980	3.27	175,185	3.81
西北	36,887	3.23	34,582	1.00	71,469	1.55
出口	9,330	0.82	45,355	1.31	54,685	1.19
	1,140,259	100	3,455,913	100	4,596,172	100

1. 中成藥製造業務

按中國會計準則及制度計算，本集團製造業務於本報告期的營業額約為人民幣1,140,259千元，比去年同期增長16.07%；利潤總額約為人民幣136,247千元，比去年同期增長33.33%。

按香港財務匯報準則計算，本集團製造業務於本報告期的營業額約為人民幣1,140,259千元，較去年同期增長16.07%；除所得税前盈利約為人民幣152,286千元，比去年同期增長53.27%。

本報告期內，製造業務一是繼續加強消渴丸、華佗再造丸、夏桑菊和王老吉系列產品等重點產品的營銷策劃，確保重點產品市場銷售的持續增長；同時，積極推進烏雞白鳳丸、安神補腦液、止咳化痰利肺類等重點培育產品市場策劃工作，加強重點醫院的產品推介、營銷網絡和銷售隊伍的建設，加大產品宣傳與推廣力度，努力提高產品的市場份額；二是繼續做好零售終端市場的宣傳促銷活動，加大力度拓展農村市場以及省外市場，努力提高市場的佔有率。今年以來，廣州藥業及屬下企業逐月在國內重點城市舉行大型的工商聯誼及產品推介會，加強企業與經銷商的聯繫與溝通，提高了企業品牌和產品的社會知名度；三是加強與本集團商業企業的業務合作，充分利用貿易業務的批發和零售網絡優勢，努力擴大本集團產品的市場份額。

通過上述措施的實施，二零零五年上半年銷售收入達人民幣500萬元以上的產品有38個，該等產品佔製造業務銷售收入的比重達87.87%。其中，銷售收入顯著增長的重點產品有消渴丸、夏桑菊顆粒、王老吉清涼茶、蛇膽川貝枇杷膏、治咳川貝枇杷露、蛇膽川貝枇杷液、蜜煉川貝枇杷膏和烏雞白鳳丸等產品，該等產品分別比去年同期增長17.69%、40.13%、153.13%、71.17%、37.85%、48.47%、84.27%和15.16%。

製造業務主要品種於二零零五年一至六月的銷售情況

(單位：人民幣千元)

產品類型	**銷售收入**	**毛利潤**
清熱解毒藥	286,677	140,154
糖尿病藥	213,625	141,401
止咳化痰利肺藥	146,810	85,005
疏風活血藥	113,074	72,121
胃腸用藥	56,338	25,447
其他產品	323,735	143,552

本報告期內，製造業務的費用率比上年同期下降1.61個百分點。製造業務銷售收入的增長和三項費用率的下降是本公司上半年利潤增長的主要因素。

2. 醫藥貿易業務(包括批發、零售及進出口)

按中國會計準則及制度計算，本集團貿易業務於本報告期內的營業額約為人民幣3,455,913千元，比去年同期增長14.88%；利潤總額約為人民幣34,458千元,比去年同期增加45,589千元，增長409.59%。

按香港財務匯報準則計算，本集團貿易業務於本報告期內的營業額約為人民幣3,455,913千元，比去年同期增長14.88%；除所得稅前盈利約為人民幣33,321千元，比去年同期增加人民幣44,110千元，增長408.84%。

貿易業務一是繼續做好名優產品的代理和經銷業務，積極物色和培育有市場前景的特色產品，努力拓展批發銷售市場。同時，努力挖掘新的代理銷售品種，增加新的經濟增長點；二是加大力度拓展醫院銷售市場，強化醫院工作業務隊伍，認真做好醫院招標品種的投標和供應工作，迅速提高醫院業務的銷售規模；三是加快本集團內資源整合的進程，切實做好中藥材、大宗原輔料與進口物資的採購、供應和服務工作；同時，加強與本集團製造企業的合作，充分利用已建立的龐大的營銷網絡，擴大銷售本集團產品的比例。

二零零五年上半年，受大量平價藥房的湧現等市場競爭因素的影響，貿易業務的銷售毛利率繼續呈現下滑的態勢。二零零五年上半年，貿易業務的銷售毛利率為6.00%，較二零零四年上半年的銷售毛利率6.42%下降了0.42個百分點，在一定程度上影響了貿易業務的利潤增長。

截至二零零五年六月三十日止，本集團的醫藥零售網點共有160家，其中，主營中藥的「采芝林」藥業連鎖店86家，主營西藥的「健民」醫藥連鎖店73家，盈邦大藥房1家。

本報告期內，本公司下屬企業藥材公司的經營業績顯著改善，並成為本集團貿易業務盈利增長的主要因素。

（二）本報告期內，本公司屬下企業的經營情況及業績

（單位：人民幣千元）

企業名稱	本公司直接持股比例(%)	銷售收入	利潤	淨利潤
廣州星群藥業股份有限公司	88.99	154,105	24,807	16,621
廣州中一藥業股份有限公司	90.36	299,351	66,066	44,264
廣州陳李濟藥廠	100	120,905	21,172	14,239
廣州奇星藥業股份有限公司	75	179,840	24,236	18,397
廣州敬修堂藥業股份有限公司	88.4	80,093	(1,188)	(1,188)
廣州潘高壽藥業有限公司	87.77	136,124	12,633	8,830
廣州王老吉藥業股份有限公司	48.0465	213,186	34,871	32,201
廣州環葉製藥有限公司	59.7	15,699	172	115
廣西盈康藥業責任有限公司	51	10,745	(4,527)	(4,527)
廣州拜迪生物醫藥有限公司	94.87	659	(3,552)	(3,552)
廣州漢方現代中藥研究開發有限公司	70.04	365	(4,100)	(4,100)
廣州醫藥有限公司	90.09	3,266,514	36,732	26,815
藥材公司	100	341,767	(163)	(185)
廣州市醫藥進出口公司	100	128,883	113	(458)
廣州廣藥盈邦營銷有限公司	51	100,300	960	408
合計		5,048,536	208,232	147,880

（三）本報告期內，本公司並無發生對淨利潤產生重大影響的其他經營業務活動。

（四）本報告期內，本公司並無單個參股公司的投資收益對公司淨利潤影響達到10%以上（含10%）。

（五） 本公司投資情況

1. **A股募集資金使用情況**

截至本報告期末，本公司發行A股募集的資金實際投入的項目與招股意向書承諾項目全部一致。

(單位:人民幣千元)

類別	項目名稱	募股計劃投入資金	本報告期末累計投入金額	工程進度(%)
重點產品技術改造及新產品產業化				
小丸類	消渴丸技改	29,800	29,800	100
	保濟丸技改	11,000	11,000	100
	新產品胃熱清產業化	29,000	24,550	85
	引進高速全自動小丸生產線技改	11,000	11,000	100
	華佗再造丸技改	17,000	17,000	100
	喉疾靈、補脾益腸小丸技改	29,100	19,300	80
口服液	引進口服液生產線技改	29,500	29,500	100
	新產品克感利咽口服液產業化	19,600	19,600	100
沖劑類	虛汗停顆粒沖劑技改	12,000	12,000	100
	引進高速全自動顆粒劑生產線技改	29,900	29,900	100
	小兒速效感冒沖劑技改	23,000	23,000	100
片劑類	新產品婦炎消泡騰片產業化	29,500	23,540	80
	健脾理腸片、清熱暗瘡片技改	17,800	17,800	100
	膏露車間技改	29,500	29,500	100
	栓劑車間技改	12,000	12,000	100
新技術基地				
中藥現代化提取分離純化技術產業化基地		29,900	29,900	99
超臨界CO_2萃取技術產業化基地		29,900	29,900	99
商業類				
銷售網絡擴張項目				
增設「健民」連鎖店		89,300	88,760	100
增設「采芝林」連鎖店		59,500	29,110	65
物流中心技改		20,000	20,000	100
商業ERP系統技改		20,000	16,220	81
生物醫藥研究開發中心		80,000	72,250	78
補充流動資金		79,690	79,690	
合計		737,990	675,320	

註： 本公司發行A股實際募集的資金淨值為人民幣737,990千元，超過預計募集資金部份(人民幣29,690千元)均作為補充企業流動資金使用。

2. **項目收益和未達到計劃進度項目的說明：**

上述投資項目，已完工的項目在本報告期內共新增銷售收入達人民幣1,692,830千元，實現毛利潤人民幣269,590千元。

(六) 公司財務狀況(按中國會計準則及制度編製)

1. 主要會計科目增減變動情況

(單位：人民幣千元)

項目	二零零五年一至六月	二零零四年一至六月	變動額	增減(%)
主營業務收入	**4,596,172**	3,990,694	605,478	15.17
主營業務利潤	**801,459**	704,734	96,725	13.73
財務費用	**24,823**	17,685	7,138	40.36
所得税	**60,005**	52,939	7,066	13.35
淨利潤	**103,590**	31,809	71,782	225.67
現金及現金等價物淨增加額	**(89,448)**	44,574	(134,022)	(300.67)

項目	於二零零五年六月三十日	於二零零四年十二月三十一日	變動額	增減(%)
總資產	**5,352,579**	5,182,878	169,701	3.27
應收賬款	**1,258,719**	967,659	291,060	30.08
應收票據	**304,437**	185,210	119,228	64.37
存貨	**1,048,905**	1,077,925	(29,020)	(2.69)
固定資產淨額	**1,290,812**	1,371,795	(80,983)	(5.90)
預提費用	**30,889**	9,231	21,658	234.62
其他應付款	**208,130**	265,572	(57,443)	(21.63)
長期借款	**30,000**	109,500	(79,500)	(72.60)
股本	**810,900**	810,900	—	—
股東權益	**2,545,001**	2,440,230	104,771	4.29

2. 相同項目與年初(或本報告期與上年同期)相比增減變動超過30%(含30%)的會計報表項目說明：

(1) 財務費用比去年同期增加40.36%，主要原因是：(i)本集團本報告期平均借款額增加，相應的利息支出增加；(ii)本集團於本報告期較多採用應收票據貼現及應收賬款轉讓方式融資，相應增加了金融機構手續費支出；

(2) 淨利潤比去年同期增加225.67%是由於本報告期內本集團主營業務收入大幅增長，費用率下降；同時，本報告期本公司之子公司藥材公司經營業績顯著改善；

(3) 應收賬款期末數較年初數增加30.08%是由於本集團主營業務收入增長及醫院藥品採購招標面進一步擴大，醫院貨款結算期延長所致；

(4) 應收票據期末數較年初數增加64.37%，主要原因是：業務量增加，採用票據結算業務隨之增多所致；

(5) 預提費用期末數較年初數增加234.62%是由於本報告期末已實施但尚未結算的廣告費、銷售終端費等相關費用增加所致；

(6) 長期借款期末數較年初數減少72.6%，主要原因是：將截至本報告期末即將在一年內到期的長期借款轉至「一年內到期長期負債」項目反映。

3. 資金流動、財政資源及資本結構情況

於二零零五年六月三十日，本集團的流動比率為1.46，速動比率為1.01。本報告期應收賬款年周轉率為9.66次，存貨年周轉率為7.12次，分別比去年同期加快5.04%和3.98%。

於二零零五年六月三十日，本集團之長期借款為人民幣129,500千元(二零零四年十二月三十一日：人民幣157,180千元)，該借款為人民幣定息借款，其中人民幣99,500千元將於二零零六年到期，人民幣30,000千元將於二零零七年到期。於二零零五年六月三十日，本集團的現金及現金等價物為人民幣791,377千元(二零零四年十二月三十一日：人民幣880,825千元)，其中約97.07%及2.93%分別為人民幣及港幣等外幣。

4. 資本性開支

本集團預計二零零五年資本性開支約為人民幣2.58億元(二零零四年：人民幣3.29億元)，上半年已開支人民幣68,700千元(二零零四年同期：人民幣1.27億元)，本集團的資金完全能夠滿足資本性開支計劃和日常運營等所需資金。

5. 外匯風險

本集團大部分收入、支出、資產及負債均為人民幣或以人民幣結算，所以並無重大的外匯風險。

6. 或有負債

截止二零零五年六月三十日止，本集團並無重大或有負債。

7. 集團資產抵押詳情

於二零零五年六月三十日，本集團之銀行部份借款是以帳面淨值為人民幣124,913千元的固定資產作抵押。

(七) 經營中出現的問題與困難及二零零五年下半年計劃

國家藥品限價政策的實施、本集團製造業務GMP改造令生產成本上升、貿易業務毛利率下滑等因素，對本集團的經營業績帶來一定的影響。

在二零零五年下半年，本集團仍將在完善公司治理結構、加強企業內部管理與監控的同時，發展壯大主營業務，發掘培育新的盈利增長點，努力實現二零零五年的經營目標。二零零五年下半年的工作計劃主要包括：

1. 繼續加強消渴丸、華佗再造丸等支柱產品的市場策劃和監控工作，做好重點培育品種的市場策劃工作，迅速培育若干有一定市場競爭力的新的支柱產品群；

2. 繼續推進本集團內部資源整合的進程，努力做好中藥材、大宗原輔料、包裝材料和進口物資的統一採購供應工作，同時，充分利用貿易業務的批發和零售網絡優勢，努力擴大本集團產品的市場份額；

3. 加強基礎管理，合理節約經營成本和費用，提高資金的利用率，進一步加強應收賬款管理，降低經營風險；

4. 繼續加強藥材公司的核心業務，全力以赴，扭轉藥材公司虧損局面；

5. 加大招商引資的力度，繼續積極物色與國內外優秀醫藥企業合作的機會，加大力度對國內合適的醫藥企業實施併購。

六. 重要事項

(一) 本公司治理情況

本報告期內，本公司股東大會、董事會、監事會及其高級管理人員嚴格按照《中華人民共和國公司法》、《中華人民共和國證券法》、中國證券監督管理委員會(以下簡稱「中國證監會」)《上市公司治理準則》等法律、法規及其他規範性文件的要求規範運作。

本報告期內，於二零零五年四月二十七日召開的第三屆第十一次董事會會議上，本公司根據中國證監會《關於加強社會公眾股股東權益保護的若干規定》、上交所《上市規則》、港交所《證券上市規則》，以及中國證監會廣東省證監局《關於轉發<關於督促上市公司修改公司章程的通知>的通知》的要求，修改了本公司《公司章程》、《股東大會議事規則》、《董事會議事規則》及《監事會議事規則》，並提交年度股東大會審議通過。

截至本報告期末，本公司治理的實際狀況與中國證監會有關文件的要求不存在重大差異。

(二) 本公司上年度利潤分配方案、公積金轉增股本方案或發行新股方案執行情況

1. 本公司於二零零五年六月三十日召開的二零零四年年度股東大會審議批准了本公司二零零四年度利潤分配及派息方案，以二零零四年年末總股本810,900,000股為基數，向全體股東每10股派現金紅利人民幣0.25元(A股含稅)；

2. 本公司已於二零零五年七月十八日向截至二零零五年五月三十一日名列本公司股東名冊上的H股股東派發二零零四年度末期股息每股人民幣0.025元；

3. 本公司於二零零五年七月十三日在中國國內《上海證券報》上刊登了二零零四年度分紅派息公告，A股股權登記日為二零零五年七月十八日，除息日為二零零五年七月十九日，現金紅利發放日為二零零五年七月二十六日；

4. 本報告期內，本公司並無任何新股發行方案。

(三) 中期股息

本公司董事會建議不派發截至二零零五年六月三十日止六個月之中期股息，亦不進行公積金轉增股本。

(四) 本報告期內，本集團並無重大訴訟、仲裁事項。

(五) 本報告期內，本公司並無重大收購及出售資產(包括附屬公司及聯營公司)、吸收合併事項。

(六) 關聯交易事項

本集團與廣藥集團、其附屬公司及各自聯繫人一向互相出售若干醫藥產品、散裝醫藥原輔材料、醫療器械與包裝材料等，以上為在一般正常業務範圍內訂立的交易。為滿足雙方生產的需要及保證各自業務的正常開展，廣州藥業與廣藥集團於二零零五年四月二十七日簽訂了經修訂的《購銷關聯交易協議》。根據上交所和港交所各自《上市規則》的有關規定，上述行為屬於關聯交易。本公司於二零零五年四月二十七日召開第三屆第十一次董事會會議對該關聯交易議案進行了審議，並由獨立董事就該關聯交易發表了獨立意見。以上關聯交易已於本公司二零零五年六月三十日召開的二零零四年年度股東大會上由獨立股東進行審議並通過。

詳情請參閱本公司二零零五年四月二十八日、二零零五年七月一日及二零零五年七月四日刊登於中國國內《上海證券報》及中國香港《經濟日報》、《The Standard》的公告。

上述關聯交易已嚴格履行有關法律、法規要求，辦理有關交易手續。

一般日常關聯交易情況詳見按中國會計準則及制度編製的財務報告之會計報表附註。

(七) 重大合同及其履行情況

1. 本報告期內，本公司未發生託管、承包、租賃其他公司資產或其他公司託管、承包、租賃本公司資產，而為本公司帶來本報告期利潤總額10%以上利潤的事項；

2. 本報告期內，本公司沒有任何委託理財事項。

(八) 本報告期內，本公司以及持股5%以上(含5%)的股東沒有發生或以前期間發生但延續到本報告期內的對本公司經營成果、財務狀況可能發生重要影響的承諾。

(九) 銀行貸款、透支及其他借款

截至二零零五年六月三十日，本集團的銀行長期借款比期初減少人民幣27,680千元(其中：一年內到期的長期負債比期初增加人民幣51,820千元)、短期借款比期初減少人民幣31,402千元。

(十) 資產負債率

截至二零零五年六月三十日，本集團的資產負債率(負債總額/資產總額×100%)為49.04%(二零零四年十二月三十一日：49.13%)，相對期初數字並無重大不利變動。

(十一) 遵守《企業管治常規守則》條文的情況

經核對港交所上市規則附錄十四《企業管治常規守則》的有關規定，本公司於本報告期內能遵守《企業管治常規守則》所載的守則條文，未發現有任何嚴重偏離守則條文的行為。

(十二) 董事及監事進行證券交易的標準守則

本公司已以港交所上市規則附錄十所載之標準守則作為董事及監事證券交易的守則；在向所有董事及監事作出特定查詢後，本公司確定本公司董事及監事於本報告期內均有遵守上述守則所規定有關董事進行證券交易的標準。

(十三) 本公司董事會轄下審核委員會由三名獨立非執行董事組成，其中一名獨立非執行董事已具備適當的專業資格。本公司審核委員會已經與管理層審閱本集團採納的會計原則、會計準則及方法，並探討審計、內部監控及財務匯報事宜，包括審閱截至二零零五年六月三十日止六個月的未審計中期賬目。

(十四) 本公司於本報告期的財務報告未經審計。

(十五) 本報告期內，本公司、本公司董事會及董事沒有受中國證監會稽查、中國證監會行政處罰、通報批評、被其他行政管理部門處罰及證券交易所公開譴責的情況。

(十六) 本報告期內，並無其他對本公司產生重大影響的重要事項。

(十七) 本報告期內已披露重要信息的索引

事項名稱	報刊名稱及版面		日期	互聯網網站及檢索路徑
廣州藥業股份有限公司公告	《上海證券報》 《經濟日報》 《The Standard》	C16 A49 B34	二零零五年 四月十四日	http://www.sse.com.cn http://www.hkex.com.hk
廣州藥業股份有限公司公告	《經濟日報》 《The Standard》	A65 B34	二零零五年四月 二十六日	http://www.sse.com.cn http://www.hkex.com.hk
二零零四年度報告摘要 二零零五年第一季度報告 第三屆第十一次董事會會議決議公告 第三屆第四次監事會會議決議公告 董事辭任公告 二零零五年上半年預增公告 廣州藥業股份有限公司關於持續性關聯交易的公告	《上海證券報》 《經濟日報》 《The Standard》	C65－66 A52－56 N2－16	二零零五年四月 二十八日	http://www.sse.com.cn http://www.hkex.com.hk
關於召開二零零四年年度股東大會的通告	《上海證券報》 《經濟日報》 《The Standard》	C12 A50－51 N14－17	二零零五年 五月十二日	http://www.sse.com.cn http://www.hkex.com.hk
廣州藥業股份有限公司公告	《經濟日報》 《The Standard》	A50 B38	二零零五年 五月十七日	http://www.hkex.com.hk http://www.sse.com.cn
二零零四年年度股東大會決議公告 第三屆第十二次董事會會議決議公告	《上海證券報》 《經濟日報》 《The Standard》	A20 A47 B22	二零零五年七月一日 二零零五年七月四日	http://www.sse.com.cn http://www.hkex.com.hk
廣州藥業股份有限公司二零零四年度分紅派息實施公告	《上海證券報》	A16	二零零五年 六月二十四日	http://www.sse.com.cn http://www.hkex.com.hk

(十八) 其他事項

1. 擔保事項

本報告期內，本公司的擔保事項如下表：

(單位: 人民幣千元)

擔保對象名稱	擔保事項	金額	期限
廣州醫藥有限公司	流動資金借款	415,000	半年至一年
廣州市藥材公司	流動資金借款	91,000	一年
廣州醫藥進出口公司	流動資金借款	10,000	一年
合計		516,000	

以上均為本公司對控股子公司所提供的擔保。除以上所述外，本報告期內，本公司並沒有其他擔保事項。

2. 本報告期內，本公司根據證監發[2003]56號文的規定，控制與控股股東及其關聯方的資金往來。本報告期內，本公司的控股股東及其子公司佔用資金總體情況如下：

(單位: 人民幣千元)

資金佔用方	資金佔用方與本公司的關係	相對應的會計報表科目		期末金額		期初金額		借方累計發生額		貸方累計發生額		佔用方式	佔用原因
廣藥集團	母公司	其他應收款		5,918	—	6,312	—	93	—	487	—	預付款及往來款	預付租金及日常往來
廣州僑光製藥有限公司	同一母公司		應收賬款	—	17,498	—	17,232	—	27,804	—	27,538	採購	生產
廣州明興製藥有限公司	同一母公司		應收賬款	—	2,102	—	739	—	6,018	—	4,655	採購	生產
廣州天心藥業股份有限公司	同一母公司		應收賬款	—	3,436	—	5,481	—	12,593	—	14,638	採購	生產
廣州何濟公製藥有限公司	同一母公司	其他應收款	應收賬款	6	262	25	432	—	856	19	1,026	採購	生產
廣州光華藥業股份有限公司	同一母公司		應收賬款	—	2,026	—	1,573	—	24,703	—	24,250	採購	生產
廣州華南醫療器械有限公司	同一母公司	其他應收款		100	—	100	—	—	—	—	—	採購	生產
保聯拓展有限公司	同一母公司	其他應收款		5,828	—	14,854	—	—	—	9,027	—	往來款及採購	日常往來
廣州醫藥工業研究所	同一母公司		應收賬款	—	2	—	—	—	6	—	4	採購	生產
廣州白雲山和記黃埔中藥有限公司	同一母公司		應收賬款	—	4,325	—	1,154	—	11,222	—	8,051	採購	生產
廣州白雲山製藥總廠	同一母公司		應收賬款	—	2,559	—	1,753	—	12,003	—	11,197	採購	生產
廣州白雲山化學藥廠	同一母公司		應收賬款	—	4,040	—	423	—	15,936	—	12,319	採購	生產
廣州白雲山外用藥廠	同一母公司		應收賬款	—	845	—	—	—	2,220	—	1,376	採購	生產
廣州王老吉藥業股份有限公司	共同控制(非合併部分)		應收賬款	—	—	—	—	—	7,219	—	7,219	採購	生產
合計				11,852	37,095	21,292	28,786	93	120,582	9,533	112,273		

3. 獨立董事對本公司累計和當期對外擔保情況、違規擔保情況、執行證監發[2003]56號文規定情況的專項説明及獨立意見

作為廣州藥業股份有限公司(以下簡稱「本公司」)獨立董事，我們根據《關於規範上市公司與關聯方資金往來及上市公司對外擔保若干問題的通知》(證監發[2003]56號文)的規定，本着公正、公平、客觀的態度，對本公司及其附屬企業(以下簡稱「本集團」)的對外擔保情況進行了解，並聽取本公司董事會、監事會和管理層有關人員的有關意見，現就本集團累計和當期發生對外擔保、違規擔保情況及執行證監發[2003]56號文的情況，作如下專項説明及獨立意見：

專項説明

(1) 本集團能夠嚴格遵守相關法律法規的規定，沒有發現為控股股東及本公司持有50%以下的其他關聯方、任何非法人單位或個人提供擔保；

(2) 本公司股東大會已通過修改《公司章程》的議案，新修訂的《公司章程》對本集團的對外擔保審批程序、決策和權限做了明確的規定；

(3) 截至二零零五年六月三十日，沒有發現本集團存在任何對外擔保的情況。

獨立意見

(1) 本集團與關聯方之間發生的資金往來為日常業務資金往來，未發現本集團為關聯方墊支工資、福利、保險、廣告等期間費用的情形，也未發現代關聯方承擔成本和其他支出的情形；

(2) 本集團與關聯單位其他資金往來的情況：(a)應收廣藥集團人民幣5,918千元，其中人民幣4,620千元為本公司支付給該公司的預付款，將來以租金沖減，已作單獨披露，其餘的為該公司欠本集團的房改款；(b)應收保聯拓展有限公司(「保聯公司」)人民幣5,828千元，其中人民幣4,499千元為本集團委託保聯公司代收福高藥業國際有限公司的款項，人民幣1,329千元為本公司暫存於該公司的款項；(c)應收廣州華南醫療器械有限公司人民幣100千元，本公司之子公司給該公司的臨時借款。

(3) 未發現本集團存在下列將資金直接或間接地提供給關聯方使用的情形：

a. 通過銀行或非銀行金融機構向關聯方提供委託貸款；

b. 委託關聯方進行投資活動；

c. 為關聯方開具沒有正式交易背景的商業承兑匯票；

d. 代關聯方償還債務。

七. 財務報告

(一) 按中國會計準則及制度編製的會計報表載於第22頁至第34頁。

(二) 會計報表附註(按中國會計準則及制度)。

(三) 按香港會計準則第34號編製之簡明綜合財務資料載於第70頁至第94頁。

按中國會計準則及制度編製的財務報告(未經審計)

合併資產負債表
二零零五年六月三十日

附表一
(單位：人民幣元)

資產	*附註*	**期末數**	期初數
流動資產：			
貨幣資金	六-1	**791,377,006.53**	880,824,597.90
短期投資	六-2	**13,110,000.00**	18,562,000.00
應收票據	六-3	**304,437,220.32**	185,209,600.23
應收股利	六-4	**10,364,807.41**	—
應收利息		**—**	—
應收賬款	六-5	**1,258,719,485.68**	967,659,441.43
其他應收款	六-6	**109,453,514.35**	111,782,083.42
預付賬款	六-7	**80,317,882.41**	160,243,931.81
應收補貼款	六-8	**2,926,620.31**	2,224,155.35
存貨	六-9	**1,048,905,034.23**	1,077,924,756.16
待攤費用	六-10	**100,560,131.68**	89,835,431.99
一年內到期的長期債權投資		**—**	—
其他流動資產		**—**	—
流動資產合計		**3,720,171,702.92**	3,494,265,998.29
長期投資：			
長期股權投資	六-11	**72,996,455.19**	74,610,894.56
長期債權投資		**—**	—
長期投資合計		**72,996,455.19**	74,610,894.56
其中：合併價差	六-11	**3,922,618.61**	4,175,432.85
其中：股權投資差額			
固定資產：			
固定資產原值	六-12	**1,926,326,086.37**	1,980,499,364.41
減：累計折舊	六-12	**611,134,029.23**	583,351,522.12
固定資產淨值		**1,315,192,057.14**	1,397,147,842.29
減：固定資產減值準備	六-12	**24,380,172.38**	25,352,941.92
固定資產淨額		**1,290,811,884.76**	1,371,794,900.37
工程物資		**—**	—
在建工程	六-13	**151,342,362.57**	119,645,075.10
固定資產清理		**—**	—
固定資產合計		**1,442,154,247.33**	1,491,439,975.47
無形資產及其他資產：			
無形資產	六-14	**100,067,373.36**	103,345,329.75
長期待攤費用	六-15	**17,188,836.39**	19,215,827.64
其他長期資產		**—**	—
無形資產及其他資產合計		**117,256,209.75**	122,561,157.39
遞延稅項：			
遞延稅款借項		**—**	—
資產總計		**5,352,578,615.19**	5,182,878,025.71

合併資產負債表(續)
二零零五年六月三十日

附表一
(單位：人民幣元)

負債及股東權益	附註	期末數	期初數
流動負債：			
短期借款	六-16	**906,057,161.23**	937,458,830.03
應付票據	六-17	**29,721,583.12**	137,052,834.12
應付賬款	六-18	**1,040,746,138.72**	848,628,472.16
預收賬款	六-19	**30,477,303.23**	22,901,240.89
應付工資	六-20	**87,383,375.29**	50,994,217.94
應付福利費		**40,341,766.29**	51,590,272.62
應付股利	六-21	**27,003,024.67**	26,383.04
應交税金	六-22	**41,662,048.52**	24,041,244.06
其他應交款	六-23	**3,486,226.28**	2,880,392.94
其他應付款	六-24	**208,129,602.54**	265,572,457.79
預提費用	六-25	**30,889,484.43**	9,231,282.20
預計負債		**—**	—
一年內到期的長期負債	六-26	**99,500,000.00**	47,680,000.00
其他流動負債		**—**	—
流動負債合計		**2,545,397,714.32**	2,398,057,627.79
長期負債：			
長期借款	六-27	**30,000,000.00**	109,500,000.00
應付債券		**—**	—
長期應付款	六-28	**4,694,996.12**	5,020,012.56
專項應付款	六-29	**44,912,009.60**	33,810,171.91
其他長期負債		**—**	—
長期負債合計		**79,607,005.72**	148,330,184.47
遞延税項：			
遞延税款貸項		**—**	—
負債合計		**2,625,004,720.04**	2,546,387,812.26
少數股東權益		**182,573,259.56**	196,260,508.34
股東權益：			
股本	六-30	**810,900,000.00**	810,900,000.00
減：已歸還投資		**—**	—
股本淨額		**810,900,000.00**	810,900,000.00
資本公積	六-31	**1,147,834,416.58**	1,126,381,425.35
盈餘公積	六-32	**470,525,846.20**	480,442,389.26
其中：法定公益金	六-32	**150,564,612.94**	153,572,065.40
未分配利潤		**115,740,372.81**	22,505,890.50
擬分配現金股利		**—**	20,272,500.00
外幣報表折算差額		**—**	—
減：未確認投資損失		**—**	—
股東權益合計		**2,545,000,635.59**	2,440,229,705.11
負債及股東權益總計		**5,352,578,615.19**	5,182,878,025.71

合併利潤表

二零零五年一至六月

附表二之一

(單位：人民幣元)

項目	附註	本期累計數	上年同期累計數
一. 主營業務收入	六-33	**4,596,172,011.27**	3,990,694,132.12
減：主營業務成本	六-34	**3,781,112,233.96**	3,272,266,127.69
減：主營業務稅金及附加	六-35	**13,601,179.60**	13,694,299.51
二. 主營業務利潤		**801,458,597.71**	704,733,704.92
加：其他業務利潤	六-36	**21,041,587.55**	18,388,152.28
減：營業費用		**301,438,593.12**	278,658,990.85
減：管理費用		**319,337,604.14**	330,447,617.90
減：財務費用	六-37	**24,822,607.19**	17,684,980.77
三. 營業利潤		**176,901,380.81**	96,330,267.68
加：投資收益	六-38	**(3,976,044.37)**	(777,440.50)
加：補貼收入		**189,521.00**	—
加：營業外收入	六-39	**648,156.53**	4,288,071.32
減：營業外支出	六-40	**3,058,098.59**	8,787,439.95
四. 利潤總額		**170,704,915.38**	91,053,458.55
減：所得稅		**60,004,570.92**	52,938,643.69
減：少數股東損益		**7,109,905.23**	6,306,170.15
加：未確認投資損失		**—**	—
五. 淨利潤		**103,590,439.23**	31,808,644.71

利潤表補充資料

序號	項目	本期累計數	上年同期累計數
1	出售、處置部門或被投資單位所得收益	**—**	(381,806.29)
2	自然災害發生的損失	**—**	—
3	會計政策變更增加(或減少)利潤總額	**—**	—
4	會計估計變更增加(或減少)利潤總額	**—**	—
5	債務重組損失	**—**	—
6	其他	**—**	—

利潤表附表
二零零五年一至六月

附表二之二
(單位：人民幣元)

報告期利潤	本期累計數				上年同期累計數			
	淨資產收益率%		每股收益(元)		淨資產收益率%		每股收益(元)	
	全面攤薄	加權平均	全面攤薄	加權平均	全面攤薄	加權平均	全面攤薄	加權平均
主營業務利潤	**31.49%**	**32.29%**	**0.99**	**0.99**	29.20%	28.82%	0.87	0.87
營業利潤	**6.95%**	**7.13%**	**0.22**	**0.22**	3.99%	3.94%	0.12	0.12
淨利潤	**4.07%**	**4.17%**	**0.13**	**0.13**	1.32%	1.30%	0.04	0.04
扣除非經常性損益後的淨利潤	**4.32%**	**4.53%**	**0.14**	**0.14**	1.43%	1.41%	0.04	0.04

合併利潤分配表
二零零五年一至六月

附表三
(單位：人民幣元)

	本期累計數	上年同期累計數
一. 淨利潤	**103,590,439.23**	31,808,644.71
加：年初未分配利潤	**22,505,890.50**	82,558,496.93
加：其他轉入	**9,916,543.08**	—
二. 可供分配的利潤	**136,012,872.81**	114,367,141.64
減：提取法定盈餘公積	—	—
減：提取法定公益金	—	—
減：提取職工獎勵及福利基金	—	—
減：提取儲備基金	—	—
減：提取企業發展基金	—	—
減：利潤歸還投資	—	—
三. 可供股東分配的利潤	**136,012,872.81**	114,367,141.64
減：應付優先股股利	—	—
減：提取任意盈餘公積	—	—
減：應付普通股股利	**20,272,500.00**	48,654,000.00
減：轉作股本的普通股股利	—	—
四. 未分配利潤	**115,740,372.81**	65,713,141.64

合併現金流量表
二零零五年一至六月

附表四
(單位：人民幣元)

項目	附註	本期累計數	上年同期累計數
一. 經營活動產生的現金流量			
銷售商品、提供勞務收到的現金		**4,978,199,501.40**	4,405,975,434.18
收到的稅費返還		**4,935,073.43**	9,196,604.01
收到的其他與經營活動有關的現金	六-42	**49,079,457.54**	36,225,627.84
經營活動現金流入小計		**5,032,214,032.37**	4,451,397,666.03
購買商品、接受勞務支付的現金		**4,100,125,115.02**	3,483,958,714.37
支付給職工以及為職工支付的現金		**271,779,744.25**	250,372,211.25
支付的各項稅費		**261,834,960.86**	263,953,989.17
支付的其他與經營活動有關的現金	六-43	**284,825,939.39**	328,522,538.66
經營活動現金流出小計		**4,918,565,759.52**	4,326,807,453.45
經營活動產生的現金流量淨額		**113,648,272.85**	124,590,212.58
二. 投資活動產生的現金流量			
收回投資所收到的現金		**184,981.59**	36,152,119.73
其中：出售子公司所收到的現金		—	160,435.24
取得投資收益所收到的現金		—	3,643,100.23
處置固定資產、無形資產和其他長期資產收回的現金淨額		**389,982.91**	354,279.64
收到的其他與投資活動有關的現金		—	85,380.68
投資活動現金流入小計		**574,964.50**	40,234,880.28
購建固定資產、無形資產和其他長期資產所支付的現金		**69,425,936.72**	135,159,510.75
投資所支付的現金		—	14,539,719.82
支付的其他與投資活動有關的現金		—	8,000,000.00
投資活動現金流出小計		**69,425,936.72**	157,699,230.57
投資活動產生的現金流量淨額		**(68,850,972.22)**	(117,464,350.29)
三. 籌資活動產生的現金流量			
吸收投資所收到的現金		**62,626,946.09**	2,777,406.37
其中：子公司吸收少數股東權益性投資所收到的現金		**62,626,946.09**	2,777,406.37
借款所收到的現金		**294,393,305.26**	347,850,491.00
收到的其他與籌資活動有關的現金		**192,951,757.57**	168,271,738.39
籌資活動現金流入小計		**549,972,008.92**	518,899,635.76
償還債務所支付的現金		**377,247,866.81**	321,960,491.00
分配股利、利潤或償付利息所支付的現金		**29,584,984.92**	40,026,987.50
其中：支付少數股東股利所支付的現金		**2,529,349.63**	5,998,300.54
支付的其他與籌資活動有關的現金		**277,384,049.19**	119,463,875.31
其中：子公司依法減資支付給少數股東的現金		—	—
籌資活動現金流出小計		**684,216,900.92**	481,451,353.81
籌資活動產生的現金流量淨額		**(134,244,892.00)**	37,448,281.95
四. 匯率變動對現金的影響額		—	—
五. 現金及現金等價物淨增加額		**(89,447,591.37)**	44,574,144.24

合併現金流量表(續)
二零零五年一至六月

附表四
(單位：人民幣元)

補充資料	本期累計數	上年同期累計數
1. 將淨利潤調節為經營活動的現金流量：		
淨利潤(虧損以「( )」號填列)	**103,590,439.23**	31,808,644.71
少數股東損益	**7,109,905.23**	6,306,170.15
加：計提的資產減值準備	**10,109,770.84**	30,116,897.77
固定資產折舊	**62,035,579.52**	46,454,284.69
無形資產攤銷	**2,306,402.52**	1,528,722.15
長期待攤費用攤銷	**4,824,939.49**	5,867,221.35
待攤費用減少(減：增加)	**(10,724,699.69)**	6,516,308.44
預提費用增加(減：減少)	**21,658,202.23**	2,799,574.91
處置固定資產、無形資產和其他長期資產的損失(減：收益)	**299,084.60**	(21,200.00)
固定資產報廢損失	**766,051.14**	2,057,280.22
財務費用	**27,055,635.30**	20,652,106.09
投資損失(減：收益)	**3,976,044.37**	777,440.50
遞延税款貸項(減：借項)	**—**	—
存貨的減少(減：增加)	**39,702,754.65**	204,204,353.60
經營性應收項目的減少(減：增加)	**(296,962,859.65)**	(278,490,623.99)
經營性應付項目的增加(減：減少)	**148,659,590.49**	43,678,982.41
其他(註)	**(10,758,567.42)**	334,049.58
經營活動產生的現金流量淨額	**113,648,272.85**	124,590,212.58
2. 不涉及現金收支的投資和籌資活動：		
債務轉為資本	**—**	—
一年內到期的可轉換公司債券	**—**	—
融資租入固定資產	**—**	—
3. 現金及現金等價物淨增加情況：		
現金的期末餘額	**791,377,006.53**	861,013,185.38
減：現金的期初餘額	**880,824,597.90**	816,439,041.14
加：現金等價物的期末餘額	**—**	—
減：現金等價物的期初餘額	**—**	—
現金及現金等價物淨增加額	**(89,447,591.37)**	44,574,144.24

註： 本期累計數的「其他」為本公司屬下的廣州王老吉藥業股份有限公司於二零零五年三月接受新股東增資擴股，本公司由控股股東變為共同控制股東，對該公司採用比例合併法，從而因合併方法發生改變所產生的影響數。

資產負債表
二零零五年六月三十日

附表五
(單位：人民幣元)

資產	*附註*	**期末數**	**期初數**
流動資產：			
貨幣資金		**202,637,482.84**	201,807,672.50
短期投資		**235,110,000.00**	18,562,000.00
應收票據		—	—
應收股利		**32,417,746.16**	—
應收利息		—	—
應收賬款		—	—
其他應收款	七-1	**275,052,654.22**	345,237,748.98
預付賬款		—	—
應收補貼款		—	—
存貨		—	—
待攤費用		—	—
一年內到期的長期債權投資		—	—
其他流動資產		—	—
流動資產合計		**745,217,883.22**	565,607,421.48
長期投資：			
長期股權投資	七-2	**1,911,528,745.45**	1,877,883,028.41
長期債權投資		—	—
長期投資合計		**1,911,528,745.45**	1,877,883,028.41
其中：股權投資差額		**2,338,186.15**	2,480,768.01
固定資產：			
固定資產原價		**41,174,958.52**	41,005,158.52
減：累計折舊		**15,325,697.27**	13,438,004.00
固定資產淨值		**25,849,261.25**	27,567,154.52
減：固定資產減值準備		**7,109,752.25**	7,109,752.25
固定資產淨額		**18,739,509.00**	20,457,402.27
工程物資		—	—
在建工程		—	—
固定資產清理		—	—
固定資產合計		**18,739,509.00**	20,457,402.27
無形資產及其他資產：			
無形資產		—	—
長期待攤費用		**1,202,407.65**	1,492,460.43
其他長期資產		—	—
無形資產及其他資產合計		**1,202,407.65**	1,492,460.43
遞延税項：			
遞延税款借項		—	—
資產總計		**2,676,688,545.32**	2,465,440,312.59

資產負債表（續）
二零零五年六月三十日

附表五
（單位：人民幣元）

負債及股東權益	期末數	期初數
流動負債：		
短期借款	**87,000,000.00**	—
應付票據	—	—
應付賬款	—	—
預收賬款	—	—
應付工資	**2,347,170.18**	2,430,269.38
應付福利費	**3,438,469.41**	3,346,137.21
應付股利	**20,297,276.09**	25,980.20
應交税金	**18,304.41**	424,662.76
其他應交款	**4,009.62**	21,220.74
其他應付款	**7,255,741.48**	18,585,121.28
預提費用	**1,967,906.00**	2,150,000.00
預計負債	—	—
一年內到期的長期負債	—	—
其他流動負債	—	—
流動負債合計	**122,328,877.19**	26,983,391.57
長期負債：		
長期借款	—	—
應付債券	—	—
長期應付款	—	—
專項應付款	—	—
其他長期負債	—	—
長期負債合計	—	—
遞延税項：		
遞延税款貸項	—	—
負債合計	**122,328,877.19**	26,983,391.57
股東權益：		
股本	**810,900,000.00**	810,900,000.00
減：已歸還投資	—	—
股本淨額	**810,900,000.00**	810,900,000.00
資本公積	**1,146,973,069.59**	1,125,595,838.66
盈餘公積	**153,118,167.58**	153,118,167.58
其中：法定公益金	**61,614,885.51**	61,614,885.51
未分配利潤	**443,368,430.96**	348,842,914.78
擬分配現金股利	—	20,272,500.00
股東權益合計	**2,554,359,668.13**	2,438,456,921.02
負債及股東權益總計	**2,676,688,545.32**	2,465,440,312.59

利潤表
二零零五年一至六月

附表六
(單位：人民幣元)

項目	*附註*	**本期累計數**	上年同期累計數
一. 主營業務收入		**—**	—
減：主營業務成本		**—**	—
減：主營業務稅金及附加		**—**	—
二. 主營業務利潤		**—**	—
加：其他業務利潤		**4,374,268.41**	1,794,856.02
減：營業費用		**—**	—
減：管理費用		**13,164,929.36**	8,334,795.43
減：財務費用		**(865,493.62)**	(784,288.06)
三. 營業利潤		**(7,925,167.33)**	(5,755,651.35)
加：投資收益	七-3	**122,720,286.49**	40,364,992.02
加：補貼收入		**—**	—
加：營業外收入		**3,150.02**	6,900.00
減：營業外支出		**253.00**	96,468.57
四. 利潤總額		**114,798,016.18**	34,519,772.10
減：所得稅		**—**	—
減：少數股東損益		**—**	—
五. 淨利潤		**114,798,016.18**	34,519,772.10

利潤分配表
二零零五年一至六月

附表七
(單位：人民幣元)

項目	**本期累計數**	上年同期累計數
一. 淨利潤	**114,798,016.18**	34,519,772.10
加：年初未分配利潤	**348,842,914.78**	356,049,259.87
加：其他轉入	**—**	—
二. 可供分配的利潤	**463,640,930.96**	390,569,031.97
減：提取法定盈餘公積	**—**	—
減：提取法定公益金	**—**	—
減：提取職工獎勵及福利基金	**—**	—
減：提取儲備基金	**—**	—
減：提取企業發展基金	**—**	—
減：利潤歸還投資	**—**	—
三. 可供股東分配的利潤	**463,640,930.96**	390,569,031.97
減：應付優先股股利	**—**	—
減：提取任意盈餘公積	**—**	—
減：應付普通股股利	**20,272,500.00**	48,654,000.00
減：轉作股本的普通股股利	**—**	—
四. 未分配利潤	**443,368,430.96**	341,915,031.97

現金流量表

二零零五年一至六月

附表八
(單位：人民幣元)

項目	本期累計數	上年同期累計數
一. 經營活動產生的現金流量		
銷售商品、提供勞務收到的現金	—	—
收到的稅費返還	—	—
收到的其他與經營活動有關的現金	**4,529,614.68**	1,096,581.71
現金流入小計	**4,529,614.68**	1,096,581.71
購買商品、接受勞務支付的現金	—	—
支付給職工以及為職工支付的現金	**2,832,686.50**	3,340,245.88
支付的各項稅費	**679,853.83**	287,429.38
支付的其他與經營活動有關的現金	**7,580,451.45**	5,160,839.91
現金流出小計	**11,092,991.78**	8,788,515.17
經營活動產生的現金流量淨額	**(6,563,377.10)**	(7,691,933.46)
二. 投資活動產生的現金流量		
收回投資所收到的現金	—	36,005,003.52
其中：出售子公司所收到的現金	—	—
取得投資收益所收到的現金	**83,545,010.61**	109,813,431.02
處置固定資產、無形資產和其他長期資產收回的現金淨額	**250.00**	690.00
收到的其他與投資活動有關的現金	**128,457,600.00**	51,376,828.19
現金流入小計	**212,002,860.61**	197,195,952.73
購建固定資產、無形資產和其他長期資產所支付的現金	**2,511,752.00**	86,840.00
投資所支付的現金	—	36,895,713.99
其中：購買子公司所支付的現金	—	26,895,713.99
支付的其他與投資活動有關的現金	**288,786,764.06**	107,270,697.60
現金流出小計	**291,298,516.06**	144,253,251.59
投資活動產生的現金流量淨額	**(79,295,655.45)**	52,942,701.14
三. 籌資活動產生的現金流量		
吸收投資所收到的現金	—	—
借款所收到的現金	**138,000,000.00**	—
收到的其他與籌資活動有關的現金	—	—
現金流入小計	**138,000,000.00**	—
償還債務所支付的現金	**51,000,000.00**	—
分配股利、利潤或償付利息所支付的現金	**311,157.11**	13,585,927.75
支付的其他與籌資活動有關的現金	—	25,000,000.00
現金流出小計	**51,311,157.11**	38,585,927.75
籌資活動產生的現金流量淨額	**86,688,842.89**	(38,585,927.75)
四. 匯率變動對現金的影響額	—	—
五. 現金及現金等價物淨增加額	**829,810.34**	6,664,839.93

現金流量表 *(續)*
二零零五年一至六月

附表八
(單位：人民幣元)

補充資料	本期累計數	上年同期累計數
1. 將淨利潤調節為經營活動的現金流量：		
淨利潤	**114,798,016.18**	34,519,772.10
加：計提的資產減值準備	**—**	—
固定資產折舊	**1,897,890.27**	1,735,807.38
無形資產攤銷	**—**	—
長期待攤費用攤銷	**290,052.78**	593,123.58
待攤費用減少(減：增加)	**—**	—
預提費用增加(減：減少)	**(182,094.00)**	(1,929,200.00)
處置固定資產、無形資產和其他長期資產的損失(減：收益)	**(250.00)**	3,342.70
固定資產報廢損失	**53.00**	40,361.08
財務費用	**309,953.00**	—
投資損失(減：收益)	**(122,720,286.49)**	(40,364,992.02)
遞延稅款貸項(減：借項)	**—**	—
存貨的減少(減：增加)	**—**	—
經營性應收項目的減少(減：增加)	**397,738.48**	(1,930,994.08)
經營性應付項目的增加(減：減少)	**(1,354,450.32)**	(394,646.87)
其他	**—**	35,492.67
經營活動產生的現金流量淨額	**(6,563,377.10)**	(7,691,933.46)
2. 不涉及現金收支的投資和籌資活動：		
債務轉為資本	**—**	—
一年內到期的可轉換公司債券	**—**	—
融資租入固定資產	**—**	—
3. 現金及現金等價物淨增加情況：		
現金的期末餘額	**202,637,482.84**	238,206,883.97
減：現金的期初餘額	**201,807,672.50**	231,542,044.04
加：現金等價物的期末餘額	**—**	—
減：現金等價物的期初餘額	**—**	—
現金及現金等價物淨增加額	**829,810.34**	6,664,839.93

資產減值準備明細表
二零零五年一至六月

合併資產負債表附表1
（單位：人民幣元）

項目	期初餘額	本期增加數	本期減少數 因資產價值回升轉回數	其他原因轉出數	合計	期末餘額
一、壞賬準備合計	67,775,217.66	8,679,666.10	—	1,817,476.92	1,817,476.92	74,637,406.84
其中：應收賬款	54,456,273.58	7,372,860.88	—	1,808,340.35	1,808,340.35	60,020,794.11
其他應收款	13,318,944.08	1,306,805.22	—	9,136.57	9,136.57	14,616,612.73
二、短期投資跌價準備合計	1,190,600.00	6,111,000.00	659,000.00	—	659,000.00	6,642,600.00
其中：股票投資	—	—	—	—	—	—
債券投資	675,600.00	4,868,000.00	659,000.00	—	659,000.00	4,884,600.00
基金投資	515,000.00	1,243,000.00	—	—	—	1,758,000.00
三、存貨跌價準備合計	25,315,519.02	671,151.86	—	11,354,184.58	11,354,184.58	14,632,486.30
其中：庫存商品	24,952,828.40	671,151.86	—	11,241,194.71	11,241,194.71	14,382,785.55
原材料	298,752.78	—	—	112,989.87	112,989.87	185,762.91
四、長期投資減值準備合計	1,613,629.84	—	—	—	—	1,613,629.84
其中：長期股權投資	1,613,629.84	—	—	—	—	1,613,629.84
長期債權投資	—	—	—	—	—	—
五、固定資產減值準備合計	25,352,941.92	290,327.63	—	1,263,097.17	1,263,097.17	24,380,172.38
其中：房屋、建築物	18,150,656.61	—	—	—	—	18,150,656.61
機器設備	6,332,872.46	290,327.63	—	1,263,097.17	1,263,097.17	5,360,102.92
六、無形資產減值準備	966,151.46	—	—	—	—	966,151.46
其中：專利權	—	—	—	—	—	—
商標權	—	—	—	—	—	—
七、在建工程減值減值準備	130,000.00	468,625.25	—	468,625.25	468,625.25	130,000.00
八、委託貸款減值準備	—	—	—	—	—	—
九、總計	122,344,059.90	16,220,770.84	659,000.00	14,903,383.92	15,562,383.92	123,002,446.82

股東權益增減變動表

二零零五年一至六月

合併資產負債表附表2
(單位：人民幣元)

項目	*附註*	**本期累計數**	上年同期累計數
一、實收股本：			
期初餘額	六-30	**810,900,000.00**	810,900,000.00
本期增加數	六-30	**—**	—
本期減少數	六-30	**—**	—
期末餘額	六-30	**810,900,000.00**	810,900,000.00
二、資本公積：			
期初餘額	六-31	**1,126,381,425.35**	1,119,572,202.41
本期增加數	六-31	**21,452,991.23**	1,066,935.10
其中：股本溢價		**—**	—
接受捐贈非現金資產準備		**428,616.92**	—
接受現金捐贈		**—**	—
股權投資準備		**19,106,315.70**	—
撥款轉入		**1,918,058.61**	1,066,935.10
外幣資本折算差額		**—**	—
其他資本公積		**—**	—
本期減少數	六-31	**—**	—
其中：轉增股本		**—**	—
期末餘額	六-31	**1,147,834,416.58**	1,120,639,137.51
三、法定和任意盈餘公積：			
期初餘額	六-32	**326,870,323.86**	281,987,122.66
本期增加數	六-32	**—**	—
其中：從淨利潤中提取數		**—**	—
其中：法定盈餘公積		**—**	—
任意盈餘公積		**—**	—
法定公益金轉入數		**—**	—
本期減少數	六-32	**6,909,090.60**	—
其中：彌補虧損		**—**	—
轉增股本		**—**	—
分派現金股利或利潤		**—**	—
分派股票股利		**—**	—
期末餘額	六-32	**319,961,233.26**	281,987,122.66
其中：法定盈餘公積	六-32	**212,597,379.79**	193,344,763.64
四、法定公益金：			
期初餘額	六-32	**153,572,065.40**	134,458,560.41
本期增加數	六-32		
其中：從淨利潤中提取數		**—**	—
本期減少數	六-32	**3,007,452.46**	—
其中：集體福利支出			
期末餘額	六-32	**150,564,612.94**	134,458,560.41
五、未分配利潤：			
期初未分配利潤		**22,505,890.50**	82,558,496.93
本期淨利潤		**103,590,439.23**	31,808,644.71
本期利潤分配		**10,355,956.92**	48,654,000.00
期末未分配利潤		**115,740,372.81**	65,713,141.64

會計報表附註

一、 公司的基本情況

廣州藥業股份有限公司(以下簡稱本公司)是經國家經濟體制改革委員會以體改生[1997]139號文批准，由廣州醫藥集團有限公司(以下簡稱「廣藥集團」)獨家發起，將其屬下的8家中藥製造企業及3家醫藥貿易企業重組後，以其與生產經營性資產有關的國有資產權益投入，以發起方式設立的股份有限公司。本公司於一九九七年九月一日領取企業法人營業執照，註冊號為4401011101830。

經國家經濟體制改革委員會以體改生[1997]145號文和國務院證券委員會以證委發[1997]56號文批准，本公司於一九九七年十月上市發行了21,990萬股香港上市外資股(H股)股票。二零零一年一月十日，經中國證券監督管理委員會批准，本公司發行了7,800萬股人民幣普通股(A股)股票。本公司的股本總額為人民幣810,900,000元，其中國家股為人民幣513,000,000元，佔股本總額的63.26%，社會公眾股為人民幣297,900,000元，佔股本總額的36.74%。

本公司及納入合併會計報表範圍的子公司(以下簡稱「本集團」)主要從事資產經營、投資、開發、資金融通，並從事中成藥的開發、生產，生物製品、保健藥品、保健飲料的生產，以及從事中藥、西藥及醫療器械的批發、零售和進出口等業務。

目前本集團的架構主要包括8家中成藥製造企業、1家化學原料藥製造企業、2家醫藥研發企業和4家醫藥貿易企業。

二、 主要會計政策、會計估計及合併會計報表編製方法

1. 會計制度

本集團執行企業會計準則和《企業會計制度》及其補充規定。

2. 會計年度

本集團採用西曆年為會計年度，即自西曆每年一月一日起至十二月三十一日止。

3. 記賬本位幣

本集團採用人民幣為記賬本位幣。

4. 記賬基礎和計價原則

本集團的會計核算以權責發生制為基礎，資產的計價遵循歷史成本原則。

5. 外幣業務的折算

本集團發生外幣業務時，按業務發生當日的市場匯價將外幣金額折合為人民幣金額記賬。年度終了，將各種外幣賬戶的外幣年末餘額，按照年末市場匯價折合為人民幣金額，其與原賬面人民幣金額之間的差額計入財務費用。

6. 現金等價物的確定標準

本集團在編製現金流量表時將持有的期限短、流動性強、易於轉換為已知金額的現金、價值變動風險小的投資作為現金等價物。

7. 壞賬損失的核算方法

本集團採用備抵法對壞賬損失進行核算。實際發生壞賬時，沖銷壞賬準備。

壞賬的確認標準是：債務人破產或死亡，以其破產財產或遺產清償後仍無法收回的賬款；債務人逾期3年以上未履行其償債義務，且有明顯迹象表明無法收回，並經董事會批准確認為壞賬的賬款。

本集團根據董事會批准的壞賬準備計提標準，按賬齡分析法計提壞賬準備。另外，本集團根據債務單位的財務狀況、償債能力等情況，針對個別回收風險大的賬款單獨提取壞賬準備。

按賬齡分析法計提壞賬準備的具體方法如下：

應收款項賬齡	**提取比例**
1年以內	1%
1年-2年	10%
2年-3年	30%
3年-4年	50%
4年-5年	80%
5年以上	100%

上述應收款項包括應收賬款及其他應收款。其他應收款按扣除關聯公司欠款、未報銷的業務支出及其他不涉及資金回收的挂賬後的餘額計提壞賬準備。

8. 存貨核算方法

本集團的存貨包括產成品、庫存商品、在產品以及各類原材料、在途物資、低值易耗品、包裝物等。

本集團採用永續盤存制及實際成本對存貨進行核算。納入合併會計報表範圍的子公司有工業企業和商品流通企業，存貨計價原則分別如下：

(1) 工業企業：

對於原材料及產成品，採用計劃成本核算的企業，日常收入、發出存貨均按計劃成本記賬，月度終了，結轉發出存貨應負擔的成本差異，將當月發出存貨的計劃成本調整為實際成本；採用實際成本核算的企業，存貨的發出成本按加權平均法或先進先出法計算。

低值易耗品及包裝物按實際成本記賬，於領用時一次攤銷。

(2) 商品流通企業：

批發企業採用實際成本核算，商品的發出成本除廣州醫藥有限公司採用加權平均法核算、廣州市藥材公司採用個別計價法核算外，其他公司採用先進先出法核算。

零售企業採用售價法核算，月度終了，結轉當月發出商品應負擔的進銷價差。

本集團於期末對存貨進行清查，如由於存貨毀損、全部或部分陳舊過時或銷售價格低於成本等原因造成存貨成本高於可變現淨值，按預計可變現淨值低於存貨成本的差額計提存貨跌價準備。

9. 短期投資核算方法

本集團的短期投資按實際支付的價款扣除已宣告發放但未領取的現金股利或利息入賬。短期投資的現金股利或利息於實際收到時，沖減投資的賬面價值。短期投資處置時按收到的處置收入與賬面價值的差額確認為當期投資收益。

本集團的短期投資按成本與市價孰低計量，對期末市價低於成本的差額計提短期投資跌價準備。

10. 長期股權投資核算方法

本集團的長期股權投資按實際成本計價。

對於投資額佔被投資企業有表決權資本總額20%以下(不含20%)，或雖佔20%或以上但不具有重大影響的，採用成本法核算；對於投資額佔被投資企業有表決權資本總額20%或20%以上，或雖不足20%但具有重大影響的，採用權益法核算；對於投資額佔被投資企業有表決權資本總額超過50%，或雖不超過50%但具有實質控制權的，採用權益法核算，合併會計報表。

採用權益法核算的投資項目，於期末按分享或分擔的被投資企業實現的淨利潤或發生的淨虧損的份額確認投資收益或投資損失；採用成本法核算的投資項目，在被投資企業宣告發放股利時確認投資收益。

初始投資成本超過應享有被投資單位所有者權益份額的差額分期平均攤銷，投資合同規定了投資期限的，按投資期限攤銷；投資合同沒有規定投資期限的，按不超過10年的期限攤銷。初始投資成本低於應享有被投資單位所有者權益份額的差額計入資本公積。

11. 長期債權投資核算方法

本集團的長期債權投資按實際成本計價，採用成本法核算投資收益。

債券投資的溢價或折價在債券存續期間內於確定相關債券利息收入時採用直線法攤銷。

12. 長期投資減值準備

經董事會批准，本集團對由於市價持續下跌或被投資企業經營狀況惡化等原因導致長期投資項目的可收回金額低於賬面價值，並且這種價值的降低在可預見的未來期間內不可能恢復，按預計可收回金額低於長期投資賬面價值的差額提取長期投資減值準備。

13. 固定資產及累計折舊

本集團將使用期限在1年以上，單位價值在人民幣2,000元以上的房屋及建築物、運輸工具、設備、器具等資產作為固定資產。固定資產按實際成本計價，預留0%-10%的殘值，按以下折舊率採用直線法提取折舊：

固定資產類別	折舊年限	年折舊率
房屋及建築物	15-50年	1.80%-6.60%
機器設備	4-18年	5%-24.75%
運輸設備	5-10年	9%-19.80%
電器設備	5-10年	9%-19.80%
辦公設備	4-8年	11.25%-24.75%
固定資產裝修	5年	20%
其他設備	4-15年	6%-24.75%

已計提減值準備的固定資產在計提折舊時，按照該項固定資產的賬面價值(即固定資產原價減去累計折舊和已計提的減值準備)，以及尚可使用年限重新計算確定折舊率和折舊額；如果已計提減值準備的固定資產價值又得以恢復，該項固定資產的折舊率和折舊額的確定方法，按照固定資產價值恢復後的賬面價值，以及尚可使用年限重新計算確定折舊率和折舊額。

本集團對於市價持續下跌，或因技術陳舊、毀損、長期閒置或其他經濟原因導致其可收回金額低於賬面價值的固定資產，按預計可收回金額低於賬面價值的差額計提固定資產減值準備。

14. 在建工程核算方法

本集團的在建工程按實際成本計價，在達到預定可使用狀態時結轉為固定資產。

本集團對於發生長期停建且在可預見的將來不會重新開工，或在性能上、技術上已經落後，並且給企業帶來的經濟利益具有很大的不確定性，或其他足以證明已經發生減值情況的在建工程，按預計可收回金額低於賬面價值的差額計提在建工程減值準備。

15. 無形資產及其攤銷

本集團的無形資產主要是土地使用權及專有技術，按實際成本計價，自取得當月起在預計使用年限內分期平均攤銷。

本集團的無形資產在期末時按照賬面價值與預計可收回金額孰低計量，對可收回金額低於賬面價值的差額計提無形資產減值準備。

16. 長期待攤費用

本集團的長期待攤費用按實際發生的支出入賬，按預計受益期平均攤銷。

本集團的開辦費於發生時在長期待攤費用中歸集，在開始生產經營當月一次計入損益。

17. 借款費用的會計處理方法

本集團把與生產經營有關的借款費用計入當期財務費用。

與購建固定資產等長期資產相關的借款費用，在資產達到預定可使用狀態前予以資本化，計入所購建資產的成本；在資產達到預定可使用狀態後計入當期財務費用。

借款費用的資本化金額按期末購建固定資產等長期資產的加權平均累計支出與資本化率的乘積確定。

18.　收入確認原則

本集團於產品或商品已經發出，產品或商品所有權上的主要風險及報酬已轉移給購貨方，本集團不再擁有對該產品或商品的繼續管理權及實際控制權，相關收入已收到或取得索取價款的憑據，並且相關成本能夠可靠計量時，確認銷售收入實現。

本集團對於在同一會計年度內開始並完成的勞務，在勞務已完成，勞務總收入和總成本能夠可靠地計量，與交易相關的經濟利益能夠流入時確認勞務收入實現。對於開始和完成分屬不同會計年度的勞務，在提供勞務交易的結果能夠可靠估計的情況下，本集團在資產負債表日按完工百分比法確認相關的勞務收入。

19.　所得稅的會計處理方法

本集團的所得稅採用應付稅款法核算。

20.　合併會計報表編製方法

本集團的合併會計報表是按照財政部[1995]11號文《合併會計報表暫行規定》以及財會二字[1996]2號《關於合併會計報表合併範圍請示的復函》，將所控制的所有重要子公司納入合併會計報表的合併範圍，在匯總本公司及所有納入合併範圍的子公司個別會計報表的基礎上，對本公司與子公司以及子公司之間的經濟業務進行充分抵消後編製而成。

三、　稅項及附加

本集團的應納稅項情況如下：

1.　流轉稅及附加

(1)　流轉稅

應稅項目	稅種	稅率
產品銷售收入	增值稅	17%
材料轉讓收入	增值稅	17%
勞務收入	營業稅	5%
租金收入	營業稅	5%
資金佔用費收入	營業稅	5%
酒類產品銷售收入	消費稅	10%

(2)　城市維護建設稅

按流轉稅稅額的7%計算和繳納。本集團屬下的外商投資企業按規定免繳城市維護建設稅。

(3)　教育費附加

按流轉稅稅額的3%計算和繳納。本集團屬下的外商投資企業按規定免繳教育費附加。

2. 企業所得稅

本集團按照《中華人民共和國企業所得稅暫行條例》的規定繳納企業所得稅，稅率為33%。

根據《中華人民共和國外商投資企業和外國企業所得稅法》的規定，本集團屬下的廣州奇星藥業有限公司的企業所得稅率為24%，地方所得稅稅率為3%。

四、控股子公司及合營企業

(1) 納入合併會計報表合併範圍的子公司及合營企業

公司名稱	註冊地	實收資本/股本 人民幣萬元	本集團實際投資額 人民幣萬元	本集團持股比例 (%)	業務性質
廣州漢方現代中藥研究開發有限公司	廣州	12,776	9,333	72.96	醫藥、保健品研究開發
廣州拜迪生物醫藥有限公司	廣州	7,010	6,650	94.87	藥品研究開發
廣州環葉製藥有限公司	廣州	600	358	59.701	生產化學原料藥
廣州星群(藥業)股份有限公司	廣州	7,717	6,867	88.99	生產中成藥
廣州中一藥業有限公司	廣州	16,600	16,105	97.016	生產中成藥
廣州陳李濟藥廠	廣州	9,400	9,400	100	生產中成藥
廣州奇星藥廠	廣州	8,242	8,242	100	生產中成藥
廣州敬修堂(藥業)股份有限公司	廣州	8,623	7,623	88.40	生產中成藥
廣州潘高壽藥業股份有限公司	廣州	6,544	5,744	87.77	生產中成藥
廣州王老吉藥業股份有限公司	廣州	20,476	9,838	48.0465	生產中成藥
廣州醫藥有限公司	廣州	22,200	21,533	96.9941	銷售西藥及醫療器械
廣州市藥材公司	廣州	6,970	6,970	100	銷售中成藥及中藥材
廣州市醫藥進出口公司	廣州	1,500	1,500	100	藥品進出口
廣州廣藥盈邦營銷有限公司	廣州	1,841	388.87	51	中成藥及中藥材貿易
廣西盈康藥業有限責任公司	南寧	3,188	2,172	51	生產中成藥

(2) 本集團持有子公司股權超過50%而沒有將其納入合併範圍的情況包括：

本集團持有深圳市奇星藍藻生物有限公司72%的股權，持有廣州康壽藥業有限公司66%的股權，由於這兩家子公司已進入清算階段，本公司沒有將其納入合併範圍。

本集團持有廣州敬修堂一七九零營銷有限公司51%的股權，由於該公司的資產總額、銷售收入及淨利潤中本集團所擁有的數額，佔本集團的資產總額、銷售收入及各期淨利潤的比率均在10%以下，本集團基於重要性原則，根據財會二字[1996]2號《關於合併會計報表合併範圍請示的復函》的規定，沒有將這家子公司納入合併報表範圍。

(3) 合併範圍變化情況

本報告期內，香港同興藥業有限公司已按簽訂的《股權認購書》完成對廣州王老吉藥業股份有限公司增資人民幣168,880千元，並取得該公司48.0465%的股權。該項增資使本公司佔該公司的股權比例從92.48%變更為48.0465%，該公司由控股子公司變為合營企業。從本報告期起，本公司在編製合併會計報表時對該公司由原來的全額合併改為比例合併。

五、 利潤分配

本公司繳納所得稅後的利潤按下列順序分配：

(1) 彌補虧損；

(2) 提取法定盈餘公積金；

(3) 提取法定公益金；

(4) 提取任意盈餘公積金；

(5) 支付股利。

稅後利潤的分配和股利支付，由董事會提出方案，報股東大會審議通過。除非股東另有決議，股東會授權董事會可分派中期股利。

六、 合併會計報表主要項目附註(如無特別註明，貨幣單位均為人民幣元)

1. 貨幣資金

項目	**期末數**	**期初數**
現金	**1,325,823.60**	1,192,326.45
銀行存款	**785,724,983.22**	859,419,351.72
其他貨幣資金	**4,326,199.71**	20,212,919.73
	791,377,006.53	880,824,597.90

(1) 銀行存款餘額明細如下：

	期末數	**期初數**
活期存款	**623,150,581.22**	715,712,994.49
定期存款	**162,574,402.00**	143,706,357.23
	785,724,983.22	859,419,351.72

(2) 其他貨幣資金餘額明細如下：

項目	期末數	期初數
外埠存款	**49,237.61**	51,175.67
銀行匯票存款	**3,000,000.00**	10,165,833.00
信用卡存款	**135,218.31**	290,109.98
信用證保證金存款	**1,120,715.83**	4,830,076.94
其他	**21,027.96**	4,875,724.14
	4,326,199.71	20,212,919.73

(3) 本集團期末持有存於香港的活期銀行存款，其中港元2,335,192.13(折合人民幣2,483,943.87元)，美元862.81(折合人民幣7,141.05元)。

2. 短期投資

項目	期末數	短期投資跌價準備	期末市價
國債投資	**9,752,600.00**	4,884,600.00	9,736,000.00
基金投資	**10,000,000.00**	1,758,000.00	8,242,000.00
	19,752,600.00	6,642,600.00	

(1) 本集團根據上海證券交易所及深圳證券交易所二零零五年六月三十日的證券收市價，對證券投資項目市價低於成本的差額計提短期投資跌價準備；

(2) 短期投資跌價準備期末數比期初數增加457.92%，主要原因是：本公司在南方證券股份有限公司託管的國債面值為10,000,000.00元(賬面值9,752,600.00元)。本公司獲悉南方證券公司已於二零零五年四月二十九日宣佈清盤，本公司已完成上述國債的債權登記手續。但本公司認為，全額收回上述國債存在一定的不確定性，因此按國債市價的50%計提跌價準備。

3. 應收票據

	期末數	期初數
銀行承兑匯票	**149,944,359.60**	62,186,822.02
商業承兑匯票	**154,492,860.72**	123,022,778.21
	304,437,220.32	185,209,600.23

應收票據期末數比期初數增加64.37%，主要原因是本集團業務量增加，採用票據結算的業務隨之增多所致。

4. 應收股利

	期末數	期初數
廣州王老吉藥業股份有限公司	**7,380,957.41**	—
南海市南方包裝有限公司	**2,983,850.00**	—
	10,364,807.41	—

應收股利期末數比年初數增加10,364千元，主要原因是：

(1) 應收南海市南方包裝有限公司已宣佈尚未發放的二零零四年度股利；

(2) 由於本公司屬下的廣州王老吉藥業股份有限公司接受增資後變為本公司的合營企業，因此對該公司採用比例合併法而產生的應收股利。

5. 應收賬款

(1) 應收賬款期末餘額按賬齡分析如下：

賬齡	餘額	期末數 佔總額的比例	壞賬準備	計提比例
1年以內	1,242,168,190.96	94.19%	13,126,934.54	1.06%
1-2年	28,498,805.74	2.16%	5,042,393.67	17.69%
2-3年	8,073,361.10	0.61%	3,999,300.15	49.54%
3-4年	13,805,683.94	1.05%	12,191,985.34	88.31%
4-5年	2,704,499.06	0.21%	2,170,441.43	80.25%
5年以上	23,489,738.98	1.78%	23,489,738.98	100.00%
	1,318,740,279.79	100.00%	60,020,794.11	4.55%

賬齡	餘額	期初數 佔總額的比例	壞賬準備	計提比例
1年以內	957,240,209.19	93.65%	9,609,444.44	1.00%
1-2年	18,333,301.62	1.79%	3,516,319.01	19.18%
2-3年	16,413,164.55	1.61%	13,273,231.44	80.87%
3-4年	4,021,203.48	0.39%	2,581,749.92	64.20%
4-5年	6,774,493.37	0.66%	6,142,185.98	90.67%
5年以上	19,333,342.80	1.89%	19,333,342.79	100.00%
	1,022,115,715.01	100.00%	54,456,273.58	5.33%

上述應收賬款餘額中，沒有持本公司5%(含5%)以上表決權股份股東的欠款。

(2) 應收賬款期末數前5名金額合計為83,659,060.71元，佔應收賬款總額的6.34%。

(3) 本期實際沖銷應收賬款壞賬共149筆，合計1,689,245.02元，其中涉及關聯交易10,418.46元。

(4) 賬齡3-4年的應收賬款期末餘額中有9,638,751.88元是應收普寧市宏海藥業有限公司貨款。由於普寧市宏海藥業有限公司不確認該項貨款，基於謹慎性原則，本集團對該項應收賬款全額提取壞賬準備。

6. 其他應收款

(1) 其他應收款期末餘額按賬齡分析如下：

賬齡	餘額	期末數 佔總額的比例	壞賬準備	計提比例
1年以內	56,515,897.82	45.55%	285,896.15	0.51%
1-2年	18,348,179.16	14.79%	509,502.03	2.78%
2-3年	21,317,477.31	17.18%	3,553,984.81	16.67%
3-4年	5,097,208.94	4.11%	837,860.30	16.44%
4-5年	11,185,058.26	9.02%	1,404,916.00	12.56%
5年以上	11,606,305.60	9.35%	8,024,453.44	69.14%
	124,070,127.08	100.00%	14,616,612.73	11.78%

賬齡	餘額	期初數 佔總額的比例	壞賬準備	計提比例
1年以內	64,888,082.69	51.87%	577,190.29	0.89%
1-2年	31,298,696.04	25.02%	1,870,367.38	5.98%
2-3年	5,443,619.75	4.35%	1,867,311.67	34.30%
3-4年	11,711,184.50	9.36%	284.75	0.00%
4-5年	2,040,251.54	1.63%	1,005,659.02	49.29%
5年以上	9,719,192.98	7.77%	7,998,130.97	82.29%
	125,101,027.50	100.00%	13,318,944.08	10.65%

(2) 其他應收款期末數的具體內容如下：

項目	期末數	期初數
備用金	**2,302,226.23**	2,268,239.88
各種保證金、押金及定金	**8,670,706.89**	4,217,943.36
工程及設備款	**19,535,170.98**	11,786,965.97
業務活動借支	**17,803,491.65**	19,335,088.32
員工備用金借款	**574,090.33**	245,585.58
關聯公司往來	**16,307,379.85**	23,923,424.79
其他應收暫付款	**3,836,726.51**	9,100,614.52
應收商業折扣和折讓	**12,509,953.59**	22,523,950.71
與外單位的往來款	**42,530,381.05**	31,699,214.37
	124,070,127.08	125,101,027.50

上述其他應收款期末數中，持本公司5%(含5%)以上表決權股份股東的欠款是廣藥集團欠本公司的往來款5,918,262.50元。

(3) 其他應收款期末數前5名金額合計為7,424,169.77元，佔其他應收款總額的5.98%。

(4) 本期實際沖銷其他應收款壞賬共80筆，合計486,418.00元，均不涉及關聯交易。

7. 預付賬款

(1) 預付賬款期末數中，沒有預付持本公司5%(含5%)以上表決權股份股東的款項。

(2) 預付賬款期末數比期初數減少49.88%，主要原因是本集團的醫藥貿易企業本期預付進口藥品款項減少所致。

8. 應收補貼款

	期末數	期初數
商品出口退稅款	2,926,620.31	2,224,155.35

應收補貼款期末數比期初數增加31.58%，主要原因是本公司屬下的廣州市醫藥進出口公司尚未收到本期出口退稅款。

9. 存貨

項目	期末數 餘額	期末數 存貨跌價準備	期初數 餘額	期初數 存貨跌價準備
在途物資	**1,412,574.37**	**—**	1,761,969.43	—
原材料	**87,451,500.70**	**185,762.91**	84,240,197.29	298,752.78
在產品	**73,503,643.64**	**—**	79,290,846.85	—
產成品	**73,272,222.83**	**63,937.84**	95,650,066.82	63,937.84
低值易耗品	**1,644,482.76**	**—**	1,715,469.16	—
包裝物	**39,598,966.90**	**—**	32,304,739.81	—
委託加工物資	**117,002.29**	**—**	181,754.49	—
庫存商品	**783,554,384.25**	**14,382,785.55**	808,089,816.93	24;952,828.40
其他	**2,982,742.79**	**—**	5,414.40	—
	1,063,537,520.53	**14,632,486.30**	1,103,240,275.18	25,315,519.02

存貨跌價準備期末數較期初數減少42.20%，主要原因是本公司屬下的廣州市藥材公司報廢存貨8,317千元，相應沖銷期初提取的存貨跌價準備。

10. 待攤費用

項目	期初數	本期增加數	本期攤銷數	期末數
預付保險費	1,655,791.47	274,267.56	1,132,757.54	797,301.49
固定資產修理費用	—	600,701.21	177,899.66	422,801.55
路橋費	203,113.98	13,720.00	163,055.38	53,778.60
廣告費	66,000.00	327,180.00	360,180.00	33,000.00
待抵扣進項稅	87,387,622.30	229,166,264.26	218,909,036.93	97,644,849.63
其他	522,904.24	2,245,144.12	1,159,647.95	1,608,400.41
	89,835,431.99	232,627,277.15	221,902,577.46	100,560,131.68

11. 長期股權投資

(1) 長期股權投資明細如下：

被投資公司名稱	投資期限	持有股權比例	初始投資額
印尼三有實業有限公司	二零一四年	50.00%	1,521,562.82
廣州中富藥業有限公司	無期限	50.00%	400,000.00
上海九和堂國藥有限公司	二零零七年	32.37%	615,000.00
杭州浙大漢方中藥信息工程有限公司	無期限	44.00%	440,000.00
廣州敬修堂一七九零營銷有限公司	無期限	51.00%	255,000.00
廣州康壽藥業有限公司	二零零六年	66.00%	2,460,000.00
明泰實業(泰國)有限公司	二零零七年	40.00%	516,930.33
華東醫藥股份有限公司	無期限	13.47%	264,000.00
廣州聯傑電腦科技有限公司	無期限	50.00%	250,000.00
廣州市藥材公司北京路藥材商場	無期限	20.00%	160,000.00
金鷹基金管理有限公司	無期限	20.00%	20,000,000.00
暨華醫療器械責任有限公司	無期限	24.00%	4,200,000.00
廣州金申醫藥科技有限公司	無期限	38.25%	765,000.00
中國光大銀行	無期限	0.30%	10,725,000.00
南海市南方包裝有限公司	二零一一年	21.42%	30,000,000.00
國藥集團工業股份有限公司	無期限	10.00%	8,000,000.00
廣州華因生物技術有限公司	無期限	15.00%	1,000,000.00
深圳市奇星藍藻生物有限公司	二零一六年	72.00%	3,600,000.00
奇星馬中藥業有限公司	二零零五年	40.00%	362,826.38
交通銀行	無期限		393,841.40

(2) 長期股權投資本期變動情況如下：

被投資公司名稱	期末數	本期權益法增減額	累計權益法增減額	長期投資減值準備	註
印尼三有實業有限公司	1,078,551.23	—	(443,011.59)	1,078,551.23	[1]
廣州中富藥業有限公司	1,448,686.30	—	1,048,686.30	—	
上海九和堂國藥有限公司	563,046.60	—	—	—	
杭州浙大漢方中藥信息工程有限公司	221,465.11	(47,357.96)	(218,534.89)	—	
廣州敬修堂一七九零營銷有限公司	255,000.00	—	—	—	
廣州康壽藥業有限公司	1,543,932.95	-53,449.85	(916,067.05)	—	
明泰實業(泰國)有限公司	285,375.56	—	(231,554.77)	—	
華東醫藥股份有限公司	126,843.02	—	—	—	
廣州聯傑電腦科技有限公司	188,005.46	—	(61,994.54)	—	
廣州市藥材公司北京路藥材商場	218,399.05	—	58,399.05	—	
金鷹基金管理有限公司	10,885,206.69	(655,337.02)	(9,114,793.31)	—	
暨華醫療器械責任有限公司	2,593,027.37	(285,063.02)	(1,606,972.63)	—	
廣州金申醫藥科技有限公司	263,180.70	(131,306.89)	(501,819.30)	—	
中國光大銀行	10,725,000.00	—	—	—	
南海市南方包裝有限公司	30,000,000.00	—	—	—	
國藥集團工業股份有限公司	8,000,000.00	—	—	—	
廣州華因生物技術有限公司	1,000,000.00	—	—	—	
深圳市奇星藍藻生物有限公司	535,078.61	—	(3,064,921.39)	535,078.61	[2]
奇星馬中藥業有限公司	362,826.38	—	—	—	
交通銀行	393,841.39	—	—	—	
廣州潘高壽天然保健品有限公司合併價差	1,052,048.42	—	—	—	[3]
廣州環葉製藥有限公司合併價差	744,255.89	—	—	—	[4]
廣州拜迪生物醫藥有限公司合併價差	229,579.82	—	—	—	[5]
福建廣藥潔達醫藥有限公司合併價差	532,384.04	—	—	—	[6]
廣西盈康藥業有限責任公司合併價差	574,189.38	—	—	—	[7]
廣州廣藥盈邦營銷有限公司合併價差	790,161.06	—	—	—	[8]
	74,610,085.03	(1,172,514.74)	(15,052,584.12)	1,613,629.84	

註1： 由於本集團自一九九七年起一直未能獲得印尼三有實業有限公司的財務資料，無法掌握該投資項目的現狀，基於謹慎性原則，本集團對該項目全額提取減值準備。

註2： 深圳市奇星藍藻生物有限公司虧損嚴重，難以繼續經營，於二零零三年末開始清算，估計投資款大部分不能回收，本集團對該項目全額提取減值準備。

註3： 廣州潘高壽天然保健品有限公司合併價差1,052,048.42元，反映本公司屬下的廣州潘高壽藥業股份有限公司分別於一九九九年十月及二零零二年十一月購買廣州潘高壽天然保健品有限公司32%及15%股權所支付的價款，與應享有廣州潘高壽天然保健品有限公司所有者權益份額之間的差額的攤餘價值。該股權投資差額的初始金額為1,990,885.94元，從形成次月起在投資合同規定的投資期限內分期平均攤銷，本期攤銷額為80,926.84元，累計已攤銷938,837.52元。

註4： 廣州環葉製藥有限公司合併價差744,255.89元，反映本公司於二零零二年十二月購買廣州環葉製藥有限公司的股權及增資所支付的價款與應享有廣州環葉製藥有限公司所有者權益份額之間的差額的攤餘價值，從二零零三年一月起分期平均攤銷。該股權投資差額的初始金額為992,341.19元，本期攤銷額為49,617.06元，累計攤銷248,085.30元。

註5： 廣州拜迪生物醫藥有限公司合併價差229,579.82元，反映本公司於二零零二年六月和二零零三年十一月向該公司增資時支付的價款與應享有廣州拜迪生物醫藥有限公司所有者權益份額的差額的攤餘價值。該股權投資差額的初始金額為291,355.39元，本期攤銷額為14,567.77元，累計攤銷61,775.57元。

註6： 福建廣藥潔達醫藥有限公司合併價差532,384.04元，反映本公司的子公司廣州醫藥有限公司於二零零四年七月十四日購買福建廣藥潔達醫藥有限公司50%股權時支付的價款與應享有福建廣藥潔達醫藥有限公司所有者權益份額的差額的攤餘價值。該股權投資差額的初始金額為586,110.87元，本期攤銷額為29,305.54元，累計攤銷53,726.83元。

註7： 廣西盈康藥業有限責任公司合併價差574,189.38元，反映本公司於二零零四年三月三十一日購買廣西盈康藥業有限責任公司51%股權時支付的價款與應享有廣西盈康藥業有限責任公司所有者權益份額的差額的攤餘價值。該股權投資差額的初始金額為656,216.43元，本期攤銷額為32,810.82元，累計攤銷82,027.05元。

註8： 廣州廣藥盈邦營銷有限公司合併價差790,161.06元，反映本公司於二零零四年二月二十七日購買廣州廣藥盈邦營銷有限公司51%股權時支付的價款與應享有廣州廣藥盈邦營銷有限公司所有者權益份額的差額的攤餘價值。該股權投資差額的初始金額為911,724.29元，本期攤銷額為45,586.21元，累計攤銷121,563.23元。

12. 固定資產及累計折舊

原值	期初數	本期增加額	本期減少額	期末數
房屋及建築物	1,049,839,391.70	13,809,093.42	42,132,563.90	1,021,515,921.22
機器設備	712,626,964.18	17,405,914.99	34,977,860.75	695,055,018.42
運輸設備	94,426,299.36	3,045,736.72	5,979,084.77	91,492,951.31
電器設備	26,847,188.61	911,494.00	64,261.21	27,694,421.40
辦公設備	74,445,069.99	3,449,940.66	3,525,208.74	74,369,801.91
固定資產裝修	22,314,450.57	139,570.22	6,256,048.68	16,197,972.11
	1,980,499,364.41	38,761,750.01	92,935,028.05	1,926,326,086.37

累計折舊	期初數	本期增加額	本期減少額	期末數
房屋及建築物	197,723,386.75	20,986,037.73	9,111,253.20	209,598,171.28
機器設備	273,681,804.54	29,585,081.90	17,014,124.33	286,252,762.11
運輸設備	55,893,534.42	4,200,374.72	4,201,578.81	55,892,330.33
電器設備	13,246,711.21	1,101,099.41	61,820.30	14,285,990.32
辦公設備	36,364,737.32	4,760,705.48	2,868,761.39	38,256,681.41
固定資產裝修	6,441,347.88	1,402,280.28	995,534.38	6,848,093.78
	583,351,522.12	62,035,579.52	34,253,072.41	611,134,029.23

減值準備	期初數	本期增加額	本期減少額	期末數
房屋及建築物	18,150,656.61	—	—	18,150,656.61
機器設備	6,332,872.46	—	1,263,097.17	5,069,775.29
運輸設備	177,398.58	—	—	177,398.58
電器設備	—	290,327.63	—	290,327.63
辦公設備	8,512.15	—	—	8,512.15
固定資產裝修	683,502.12	—	—	683,502.12
	25,352,941.92	290,327.63	1,263,097.17	24,380,172.38

(1) 本期由在建工程轉入固定資產原值的金額為15,303千元。

(2) 截至二零零五年六月三十日止，本集團以淨值124,913千元的固定資產作抵押，用於獲取銀行提供的借款。

(3) 本集團於期末對由於技術陳舊、毀損、長期閒置等原因導致其可收回金額低於賬面價值的固定資產，按預計可收回金額低於賬面價值的差額計提固定資產減值準備24,380千元。

(4) 固定資產原值本期減少92,935千元，累計折舊本期減少34,253千元，主要原因是原廣州王老吉藥業股份有限公司於二零零五年三月接受新股東增資擴股，本公司由控股股東變更為共同控制股東，對廣州王老吉藥業股份有限公司採用比例合併法核算，由此引起固定資產原值及累計折舊的減少。

13. 在建工程

(1) 在建工程明細如下：

工程名稱	預算投資總額	資金來源	工程投入佔預算比例
星群易地遷廠改造	243,688,046.72	自有資金及金融機構借款	80%
星群製劑車間三期工程	16,835,778.76	自有資金	111%
中一雲埔易地改造	197,030,000.00	自有資金、金融機構借款及政府撥款	102%
陳李濟產品技改工程	29,100,000.00	自有資金及募股資金	90%
陳李濟產品陳列館	4,000,000.00	自有資金	147%
漢方從化基地建設	118,840,000.00	募股資金及政府撥款	93%
漢方設備安裝工程	3,786,349.50	募股資金及政府撥款	100%
敬修堂栓劑灌裝生產線	11,339,612.77	自有資金及募股資金	100%
敬修堂追風透骨丸灌裝生產線	30,300,000.00	自有資金及募股資金	99%
敬修堂GMP工程改造	12,821,045.48	自有資金及金融機構借款	36%
潘高壽GMP改造工程	104,910,000.00	金融機構貸款及國債專項資金	95%
王老吉污水處理站改造工程	400,000.00	自有資金	127%
藥材公司中藥飲片廠GMP工程	5,000,000.00	自有資金	96%
拜迪設備安裝A	3,000,000.00	政府撥款	77%
拜迪設備安裝B	8,000,000.00	自有資金	161%
環葉開發區固體製劑車間工程	4,738,900.00	自有資金	58%
奇星倉儲工程	6,000,000.00	自有資金	37%
其他	13,979,870.00	自有資金、募股資金及財政貼息	—

(2) 在建工程本年變動情況如下：

工程名稱	期初數	本期增加額	本期轉入固定資產	本期其他減少	期末數	期末減值準備餘額
星群易地遷廠改造	288,853.15	4,736,996.36	1,054,048.00	—	3,971,801.51	
星群製劑車間三期工程	3,952,497.79	34,000.00	—	—	3,986,497.79	
星群綜合車間大樓一、二期工程尾數	—	1,674,119.59	—	—	1,674,119.59	
中一雲埔易地改造	836,849.63	5,963,019.23	—	1,722,849.05	5,077,019.81	—
陳李濟產品技改工程	773,473.64	1,392,832.17	969,188.54	292,056.10	905,061.17	—
陳李濟產品陳列館	83,561.00	126,871.84	106,471.06	—	103,961.78	—
漢方從化基地建設	89,747,009.74	19,125,174.92	—	—	108,872,184.66	—
漢方設備安裝工程	318,444.00	—	298,044.00	—	20,400.00	—
敬修堂機器設備預付款	2,343,821.21	2,404,347.85	1,284,936.24	—	3,463,232.82	—
敬修堂栓劑灌裝生產線	1,690,000.00	—	1,690,000.00	—	—	—
敬修堂追風透骨丸灌裝生產線	647,400.00	—	—	647,400.00	—	
敬修堂GMP工程改造	1,210,000.00	2,273,984.32	1,171,606.28	—	2,312,378.04	—
敬修堂污水處理池	558,281.00	—	558,281.00	—	—	—
敬修堂其他工程	698,861.23	—	498,861.23	—	200,000.00	—
潘高壽GMP改造工程	2,572,916.00	2,002,358.28	3,309,222.30	—	1,266,051.98	—
王老吉製劑GMP車間工程	—	1,323,725.32	1,323,725.32	—	—	—
王老吉污水處理站改造工程	—	508,488.00	508,488.00	—	—	—
藥材公司中藥飲片廠GMP工程	458,325.55	1,233,248.19	62,737.26	—	1,628,836.48	—
拜迪設備安裝A	2,303,100.00	—	—	—	2,303,100.00	—
拜迪設備安裝B	4,327,672.64	4,188,956.40	29,117.62	—	8,487,511.42	—
拜迪凍乾粉聯動線	—	614,550.00	—	—	614,550.00	—
環葉開發區固體製劑車間工程	1,252,800.20	100,000.00	—	—	1,352,800.20	—
盈康GMP改造工程	645,990.00	—	645,990.00	—	—	—
奇星倉儲工程	2,202,351.19	—	—	—	2,202,351.19	—
其他	2,862,867.13	1,967,818.66	1,792,160.87	655,420.79	2,383,104.13	130,000.00
	119,775,075.10	49,670,491.13	15,302,877.72	2,670,325.94	151,472,362.57	130,000.00

在建工程減值準備期末數為130,000.00元(期初數：130,000.00元)

由於發生長期停建且在可預見的將來不會重新開工，本集團已於期初對敬修堂安必克設備安裝全額提取減值準備50,000元，連同本集團於以前年度對中一除塵工程的減值準備80,000元，在建工程減值準備期末數為130,000.00元。

14. 無形資產

(1) 無形資產明細如下：

項目名稱	取得方式	原值	剩餘攤銷月數	期末減值準備餘額
南洲路新廠房土地	購買	4,301,046.00	486	—
人民路舊廠房土地	購買	2,686,602.00	486	—
寧溪横街19-29號土地	購買	1,618,067.38	456	—
多寶路昌華新街32號中山八路石桂里3號土地	購買	1,465,822.00	181	—
廣州市雲埔工業區土地	購買	2,255,182.58	565	—
廣州市北京路194號土地	購買	2,362,581.08	515	—
廣州大道南1688號土地	購買	27,006,173.92	507	—
松崗廠區土地	購買	20,417,970.00	462	—
南海黃歧土地	購買	4,090,000.00	451	—
番禺東沙開發區土地	購買	15,947,019.00	486	—
白雲區江村廠房土地	購買	1,916,553.13	504	—
十二甫新街#4-6#10-1土地	購買	3,509,041.00	385	—
和平西路136-138號土地	購買	1,535,744.00	385	—
北京路328號土地	購買	1,306,988.00	84	—
大同路103號土地	土地評估增值	17,928,863.00	385	—
醫藥公司黃金圍物流工程軟體	購買	5,052,929.55	47	—
新洲倉庫B區土地	購買	2,676,141.00	485	—
上九路85號土地	購買	2,735,793.33	414	—
芳村塞壩路12號土地	購買	1,764,522.90	503	—
新港中路赤崗北街33號土地	接受投資	1,755,288.00	522	—
番禺東沙工業區5號土地	購買	3,078,097.91	462	—
「廣藥」商標權	接受投資	3,807,722.31	109	—
馬洛替脂乳劑技術	購買	1,500,000.00	99	—
湖北安康銷售網絡及商標使用權	接受投資	1,200,000.00	105	—
其他		10,731,779.48	14～642	966,151.46
		142,649,927.57		966,151.46

本集團按預計可收回金額低於賬面價值的差額提取的無形資產減值準備期末餘額為966,151.46元（期初數：966,151.46元）。

(2) 無形資產本年變動情況如下：

項目名稱	期初數	本期增加數	本期減少數	本期攤銷數	累計攤銷額	期末數
南洲路新廠房土地	3,698,500.63	—	—	44,188.83	646,734.20	3,654,311.80
人民路舊廠房土地	2,255,927.58	—	—	27,414.31	458,088.73	2,228,513.27
寧溪橫街19-29號土地	1,339,654.36	—	—	17,212.15	295,625.17	1,322,442.21
多寶路昌華新街32號						
中山八路石桂里3號土地	1,133,132.00	—	—	34,332.00	367,022.00	1,098,800.00
廣州市雲埔工業區土地	2,208,763.73	—	—	23,209.43	69,628.28	2,185,554.30
廣州市北京路194號土地	2,056,645.53	—	—	23,625.81	329,561.36	2,033,019.72
廣州大道南1688號土地	23,045,268.40	—	—	270,061.74	4,230,967.26	22,775,206.66
松崗廠區土地	1,731,006.97	—	—	22,192.38	18,709,155.41	1,708,814.59
南海黃岐土地	3,146,996.42	—	—	41,317.26	984,320.84	3,105,679.16
番禺東沙開發區土地	13,413,987.62	—	—	159,470.19	2,692,501.57	13,254,517.43
白雲區江村廠房土地	3,012,218.73	—	1,546,538.87	35,437.86	486,311.13	1,430,242.00
十二甫新街#4-6#10-1土地	3,090,168.75	—	—	47,419.50	466,291.75	3,042,749.25
和平西路136-138號土地	1,352,423.36	—	—	20,753.28	204,073.92	1,331,670.08
北京路328號土地	1,067,373.68	—	—	16,337.34	255,951.66	1,051,036.34
大同路103號土地	14,296,865.36	—	—	247,636.20	3,879,633.84	14,049,229.16
醫藥公司黃金圍物流工程軟體	4,463,421.12	—	—	505,292.94	1,094,801.37	3,958,128.18
新洲倉庫B區土地	2,222,527.54	—	—	21,241.80	474,855.26	2,201,285.74
上九路85號土地	2,380,132.74	—	—	33,038.46	388,699.05	2,347,094.28
芳村塞壩路12號土地	1,498,240.99	—	—	17,645.22	283,927.13	1,480,595.77
新港中路赤崗北街33號土地	1,544,653.44	—	—	—	210,634.56	1,544,653.44
番禺東沙工業區5號土地	2,206,637.90	—	—	30,390.60	901,850.61	2,176,247.30
「廣藥」商標權	3,649,067.21	—	—	190,386.12	349,041.22	3,458,681.09
馬洛替脂乳劑技術	1,312,500.00	—	—	75,000.00	262,500.00	1,237,500.00
湖北安康銷售網絡及商標使用權	1,110,000.00	—	—	60,000.00	150,000.00	1,050,000.00
其他	7,075,367.15	574,985.00	—	342,799.10	3,424,226.43	7,307,553.05
	104,311,481.21	574,985.00	1,546,538.87	2,306,402.52	41,616,402.75	101,033,524.82

無形資產本期減少1,547千元，原因是本公司屬下的廣州王老吉藥業股份有限公司於二零零五年三月接受新股東增資擴股，本公司由控股股東變更為共同控制股東，對廣州王老吉藥業股份有限公司採用比例合併法核算，由此引起無形資產的減少。

15. 長期待攤費用

(1) 長期待攤費用明細如下：

項目	攤銷年限	原始發生額	剩餘攤銷年限
裝修費	5年	34,957,960.83	1-5年
租入固定資產改良支出	5年	344,205.77	1-5年
電話初裝費	5年	2,756,400.00	6個月
固定資產修理支出	5年	7,162,070.45	6個月
電腦系統費用	5年	6,134,246.25	1-5年
GMP改造費用	5年	1,551,248.00	已攤銷完畢
ERP系統費用	5年	2,138,381.76	1-5年
離休幹部醫療統籌金	5年	2,414,500.00	1-2.5年
退休人員過渡性基本醫療保險金	10年	3,049,676.46	7年2個月
其他	2-5年	4,605,726.96	1-5年
		65,114,416.48	

(2) 長期待攤費用本期變動情況如下：

項目	期初餘額	本期增加額	本期攤銷額	累計攤銷額	期末餘額
裝修費	12,567,927.51	140,208.07	2,946,287.69	25,196,112.94	9,761,847.89
租入固定資產改良支出	—	344,205.77	28,683.80	28,683.80	315,521.97
電話初裝費	59,059.30	—	23,449.98	2,720,790.68	35,609.32
固定資產修理支出	688,834.40	—	—	6,473,236.05	688,834.40
電腦系統費用	646,737.57	307,480.00	456,151.47	5,636,180.15	498,066.10
GMP改造費用	169,201.06	—	169,201.06	1,551,248.00	—
ERP系統費用	1,224,036.86	182,285.80	217,065.67	949,124.77	1,189,256.99
離休幹部醫療統籌金	497,775.01	—	214,495.98	2,131,220.97	283,279.03
退休人員過渡性基本醫療保險金	2,341,903.90	—	169,243.26	877,015.82	2,172,660.64
其他	1,020,352.03	1,823,768.60	600,360.58	2,361,966.91	2,243,760.05
	19,215,827.64	2,797,948.24	4,824,939.49	47,925,580.09	17,188,836.39

16. 短期借款

	期末數	期初數
信用借款	**45,586,020.00**	25,000,000.00
抵押、質押借款	**236,471,141.23**	255,958,830.03
保證借款	**624,000,000.00**	656,500,000.00
	906,057,161.23	937,458,830.03

17. 應付票據

	期末數	期初數
銀行承兌匯票	**29,721,583.12**	118,321,134.12
商業承兌匯票	**—**	18,731,700.00
	29,721,583.12	137,052,834.12

應付票據期末數比期初數減少78.31%，主要原因是本集團本期末時減少使用票據進行結算。

18. 應付賬款

應付賬款期末數中，沒有欠持本公司5%（含5%）以上表決權股份股東的款項。

19. 預收賬款

(1) 本期末沒有預收持本公司5%（含5%）以上表決權股份股東的款項；

(2) 預收賬款期末數比期初數增加33.08%，主要原因是本集團的醫藥貿易企業本期新增代理品種要求客戶付款後才發貨。

20. 應付工資

應付工資期末數比期初數增加71.36%，主要原因是上半年提取的獎金尚未發放。

21. 應付股利

	期末數	期初數
國家股股利	**12,825,000.00**	—
境內公眾股股利	**1,949,999.87**	—
境外公眾股股利	**5,522,276.22**	25,980.20
少數股股東股利	**6,705,748.58**	402.84
	27,003,024.67	26,383.04

應付股利期末數比期初數大幅度增加，主要原因是本公司在報告期內根據股東大會決議分配二零零四年度股利，但至本期末尚未支付（本公司已於二零零五年七月派發）。

22. 應交稅金

	期末數	期初數
營業稅	**280,162.28**	796,463.34
增值稅	**14,426,314.72**	(14,616,004.43)
城市維護建設稅	**1,231,215.39**	924,123.73
企業所得稅	**23,758,123.88**	34,683,091.24
房產稅	**1,343,559.40**	329,787.24
代扣稅金	**622,672.85**	179,472.81
其他	**—**	1,744,310.13
	41,662,048.52	24,041,244.06

應交稅金期末數比期初數增加73.29%，主要原因是：本報告期主營業務收入額增加，增值稅銷項稅額大於進稅稅額所致。

23. 其他應交款

	附註	期末數	期初數
教育費附加	(1)	**532,324.02**	414,328.26
市區堤圍防護費	(2)	**2,948,084.98**	2,460,718.34
其他		**5,817.28**	5,346.34
		3,486,226.28	2,880,392.94

(1) 教育費附加按增值税、營業税及消費税税額的3%計繳；

(2) 本集團的商品流通批發企業按應税(增值税、營業税、消費税及資源税)收入的0.05%計繳市區堤圍防護費，外商投資企業按0.09%計繳，其他企業按0.13%計繳。

24. 其他應付款

(1) 其他應付款年末餘額的具體內容如下：

項目	期末數	期初數
收取的保證金、押金及定金	**12,660,920.35**	18,950,775.59
技術開發費	**1,414,966.99**	1,235,485.85
租金	**487,443.19**	—
工會經費	**980,765.46**	1,102,973.38
職工教育經費	**11,600,656.02**	10,924,318.13
與外單位的往來款	**48,204,812.64**	36,085,243.34
行政收費及税金附加費	**3,767,611.27**	334,210.29
暫收員工款	**4,354,816.02**	1,311,990.10
勞動保險	**1,139,854.91**	913,448.63
職工住房貨幣補貼	**15,397,595.55**	10,399,116.96
職工獎勵及福利基金	**1,538,416.51**	1,179,049.39
應付廣州醫藥集團有限公司款項	**25,257,024.47**	27,428,199.47
應付交通銀行廣州分行(代收款項)	**42,037,352.60**	122,438,765.67
行業集中款	**9,802,792.37**	10,500,071.25
經營者獎勵基金	**5,255,332.30**	2,328,249.35
暫估應付固定資產價款	**14,505,094.21**	12,560,604.18
其他	**9,724,147.68**	7,879,956.21
	208,129,602.54	265,572,457.79

(2) 其他應付款期末數中，欠持本公司5%(含5%)以上股份股東的款項是應付廣藥集團的款項25,257,024.47元。

25. 預提費用

項目	期末數	期初數
借款利息	**2,507,565.67**	1,242,290.73
租金	**2,050,035.18**	1,548,786.28
審計費	**1,967,906.00**	2,150,000.00
防洪工程費	**202,100.71**	—
廣告費	**15,446,145.72**	1,802,639.86
運輸費	**480,160.47**	533,009.96
水電費	**300,043.21**	—
銷售終端費	**4,537,491.20**	—
會議費	**1,088,500.00**	—
其他	**2,309,536.27**	1,954,555.37
	30,889,484.43	9,231,282.20

預提費用期末數較期初數增加234.62%，主要原因是：本期末已實施但尚未結算的廣告費、銷售終端費等相關費用增加。

26. 一年內到期的長期負債

	期末數	期初數
信用借款	**40,000,000.00**	20,000,000.00
保證借款	**59,500,000.00**	27,680,000.00
	99,500,000.00	47,680,000.00

一年內到期長期負債期末數較期初數增加108.68%，主要原因是將截至本期末即將在一年內到期的長期借款轉至本科目反映。

27. 長期借款

貸款單位	借款起止期	年利率%	期末數	借款條件
中國工商銀行廣州市第一支行	2004.07.08-2006.07.07	4.94%	10,000,000.00	信用借款
中國工商銀行廣州市第一支行	2004.08.05-2006.08.04	4.94%	20,000,000.00	信用借款
			30,000,000.00	

長期借款期末數較期初數減少72.6%，主要原因是將截至本期末即將在一年內到期的長期借款轉至「一年內到期的長期負債」項目反映。

28. 長期應付款

債權人	款項內容	期末數	期初數
廣州市財政局	國家股股利	**2,149,157.22**	2,170,889.31
廣西壯族自治區財政廳	股權轉讓價款	**2,264,426.47**	2,264,426.47
其他		**281,412.43**	584,696.78
		4,694,996.12	5,020,012.56

29. 專項應付款

款項內容	期末數	期初數
政府撥給的科技基金	**38,041,923.82**	25,968,096.13
政府貼息	**6,234,463.78**	6,556,318.78
技術出口發展專項基金	**635,622.00**	645,757.00
GMP易地改造排污項目	**—**	640,000.00
	44,912,009.60	33,810,171.91

專項應付款期末數較期初數增加32.84%，主要原因是本公司屬下的廣州漢方現代中藥研究開發有限公司收到政府劃撥的中藥提取分離過程現代化工程研究科技基金15,000千元。

30. 股本

	期初數	本期增加數	本期減少數	期末數
國家股	513,000,000.00	—	—	**513,000,000.00**
境內普通股	78,000,000.00	—	—	**78,000,000.00**
境外普通股	219,900,000.00	—	—	**219,900,000.00**
	810,900,000.00	—	—	**810,900,000.00**

本公司股本業經廣州羊城會計師事務所有限公司(2001)羊驗字第4526號驗資報告驗證。

31. 資本公積

	期初數	本期增加	本期減少	期末數
股本溢價	914,006,770.47	—	—	**914,006,770.47**
接受捐贈非現金資產準備	2,164,769.48	428,616.92	—	**2,593,386.40**
接受捐贈現金捐贈	—	—	—	**—**
股權投資準備	215,256.10	19,106,315.70	—	**19,321,571.80**
撥款轉入	17,869,114.37	1,918,058.61	—	**19,787,172.98**
其他資本公積	191,751,621.84	—	—	**191,751,621.84**
外幣資本折算差額	373,893.09	—	—	**373,893.09**
	1,126,381,425.35	21,452,991.23	—	**1,147,834,416.58**

本期資本公積發生變動的原因及其依據：

(1) 廣州王老吉藥業股份有限公司在二零零五年三月增資擴股，新股東溢價入股產生資本公積，本集團根據所持股比而享有19,106千元；

(2) 本集團接受非現金資產捐贈而產生資本公積429千元;

(3) 本集團研究開發項目完成後，將政府部門專項撥款1,918千元從專項應付款結轉資本公積。

32. 盈餘公積

	期初數	本期增加	本期減少	期末數
法定盈餘公積	216,051,925.08	—	3,454,545.29	**212,597,379.79**
法定公益金	153,572,065.40	—	3,007,452.46	**150,564,612.94**
任意盈餘公積	105,844,905.71	—	3,454,545.31	**102,390,360.40**
減免稅轉入	4,973,493.07	—	—	**4,973,493.07**
	480,442,389.26	—	9,916,543.06	**470,525,846.20**

本期盈餘公積減少的原因如下：

二零零五年三月，本公司屬下的廣州王老吉藥業股份有限公司接受新股東增資擴股。本公司由控股股東變更為共同控制股東，對該公司採用比例合併法核算，由此引起盈餘公積減少。

33. 主營業務收入淨額

	本期累計數	上年同期累計數
(1) 製造業產品銷售	**1,140,258,775.85**	982,388,758.16
(2) 貿易		
批發	**3,208,995,655.80**	2,788,060,798.42
零售	**148,734,546.90**	123,158,245.37
進出口	**98,183,032.72**	97,086,330.17
	3,455,913,235.42	3,008,305,373.96
	4,596,172,011.27	3,990,694,132.12

本期本集團前5名客戶銷售的收入總額為444,719千元，佔全部主營業務收入的9.68%。

34. 主營業務成本

	本期累計數	上年同期累計數
(1) 製造業產品銷售	**532,579,333.25**	457,111,438.30
(2) 貿易		
批發	**3,039,556,296.54**	2,627,346,061.40
零售	**118,009,308.20**	96,585,893.43
進出口	**90,967,295.97**	91,222,734.56
	3,248,532,900.71	2,815,154,689.39
	3,781,112,233.96	3,272,266,127.69

35. 主營業務税金及附加

項目	本期累計數	上年同期累計數
營業税	**198,321.44**	306,338.49
城市維護建設税	**9,344,875.89**	9,347,901.40
教育費附加	**4,033,764.44**	4,017,040.02
其他	**24,217.83**	23,019.60
	13,601,179.60	13,694,299.51

36. 其他業務利潤

項目	本期累計數	上年同期累計數
(1) 其他業務收入		
資產出租	**18,756,840.18**	15,931,695.49
材料銷售	**514,870.67**	1,209,729.70
加盟店管理費	**165,958.00**	86,000.00
商標費收入	**662,515.09**	55,950.00
諮詢費收入	**2,188,906.44**	2,677,270.40
其他	**2,741,485.42**	2,480,412.72
	25,030,575.80	22,441,058.31
(2) 其他業務成本		
資產出租	**552,627.88**	2,158,176.22
材料銷售	**666,007.61**	724,883.15
應計税金及附加	**2,506,736.81**	353,083.58
其他	**263,615.95**	816,763.08
	3,988,988.25	4,052,906.03
其他業務利潤	**21,041,587.55**	18,388,152.28

37. 財務費用

項目	本期累計數	上年同期累計數
利息淨支出	**22,922,254.84**	16,562,238.26
匯兑淨損失	**59,030.24**	34,849.88
金融機構手續費	**1,839,716.52**	1,081,742.63
其他	**1,605.59**	6,150.00
	24,822,607.19	17,684,980.77

財務費用本期累計數較上年同期增加40.36%，主要原因是包括：

(1) 本集團本期平均借款額比上年同期增加，相應的利息支出增加；

(2) 本集團本期較多採用應收票據貼現及應收賬款轉讓方式融資，相應增加金融機構手續費支出。

38. 投資收益

項目	本期累計數	上年同期累計數
股權投資權益法核算淨增減額	**(1,425,328.97)**	2,078,403.21
股權投資成本法核算淨增減額	**2,984,370.92**	391,450.95
債權投資	**(83,086.32)**	(610,416.07)
股票投資	**—**	2,279,227.83
投資減值準備	**(5,452,000.00)**	(759,300.00)
	(3,976,044.37)	(777,440.50)

投資收益本期累計數比上年同期減少411.43%，主要原因是對在南方證券股份有限公司託管的國債投資計提減值準備4,868千元，詳見上述第2點「短期投資」的說明。

39. 營業外收入

項目	本期累計數	上年同期累計數
處理固定資產淨收益	**158,840.30**	21,200.00
出售廢料收入	**106,603.88**	73,176.21
罰款及滯納金	**25,022.95**	17,767.52
地鐵拆遷補償收入	**166,443.86**	3,429,361.88
出租宿舍給職工租金	**28,712.76**	—
其他	**162,532.78**	746,565.71
	648,156.53	4,288,071.32

營業外收入本期累計比上年同期減少84.88%，主要原因是本公司屬下的廣州市藥材公司本期取得地鐵拆遷補償收入比上年同期大幅減少3,263千元。

40. 營業外支出

	本期累計數	上年同期累計數
處理固定資產淨損失	**500,745.34**	2,057,280.22
資產減值準備	**758,952.88**	—
捐贈支出	**724,241.17**	397,032.41
罰款及滯納金	**388,722.83**	3,217,606.20
非常損失	**253,848.72**	—
市區堤圍防護費	**—**	2,527,536.19
計劃生育獎	**402,084.16**	370,134.70
其他	**29,503.49**	217,850.23
	3,058,098.59	8,787,439.95

營業外支出本期累計比上年同期減少65.20%，主要原因是：本期將原納入「營業外支出」科目核算的市區堤圍防護費調整到「管理費用」科目核算。

41. 非經常性損益

(單位：人民幣千元)

	本期累計數
處置固定資產產生的損益	(341.91)
各種形式的政府補貼	189.52
短期投資損益	(6,111.00)
扣除資產減值準備後的其他各項營業外收入、支出	(1,309.08)
以前年度已經計提各項減值準備的轉回	659.00
所得税影響數	(177.55)
少數股東損益影響數	(273.08)
	(6,462.84)

42. 收到的其他與經營活動有關的現金

主要項目	*(單位：人民幣千元)*
利息收入	5,399
諮詢費、宣傳費收入	2,188
租金收入	18,757
財政專項撥款	16,186

43. 支付的其他與經營活動有關的現金

主要項目	*(單位：人民幣千元)*
現金支付的各項營業費用	141,288
現金支付的各項管理費用	117,811
營業外支出	1,142
金融機構手續費	1,840

七、 母公司會計報表主要項目附註(如無特別註明,貨幣單位均為人民幣元)

1. 其他應收款

(1) 其他應收款年末餘額按賬齡分析如下:

賬齡	期末數 餘額	佔總額的比例	壞賬準備	計提比例
1年以內	85,645,601.03	31.08%	—	—
1-2年	11,242,829.97	4.08%	—	—
2-3年	24,238,005.49	8.80%	—	—
3-4年	81,774,301.97	29.68%	—	—
4-5年	22,251,915.76	8.08%	—	—
5年以上	50,402,043.54	18.29%	502,043.54	1.00%
	275,554,697.76	100.00%	502,043.54	0.18%

賬齡	期初數 餘額	佔總額的比例	壞賬準備	計提比例
1年以內	139,737,149.34	40.42%	—	—
1-2年	17,043,976.42	4.93%	—	—
2-3年	24,238,005.49	7.01%	—	—
3-4年	82,050,301.97	23.73%	—	—
4-5年	22,267,515.76	6.44%	—	—
5年以上	60,402,843.54	17.47%	502,043.54	0.83%
	345,739,792.52	100.00%	502,043.54	0.15%

上述其他應收款餘額中,持本公司5%(含5%)以上表決權股份股東的欠款是廣藥集團欠本公司的往來款4,620,000元。

2. 長期股權投資

被投資公司名稱	初始投資額	佔被投資公司股比	累計權益增減額	期末數
廣州星群(藥業)股份有限公司	125,322,318.71	88.99%	57,408,164.67	182,730,483.38
廣州中一藥業有限公司	156,209,321.79	90.36%	168,452,057.29	324,661,379.08
廣州陳李濟藥廠	98,465,344.60	100.00%	95,637,267.24	194,102,611.84
廣州漢方現代中藥研究開發有限公司	89,480,000.00	70.04%	(14,956,734.29)	74,523,265.71
廣州奇星藥廠	126,775,482.62	100.00%	45,210,331.70	171,985,814.32
廣州敬修堂(藥業)股份有限公司	101,489,814.94	88.40%	(11,084,631.11)	90,405,183.83
廣州潘高壽藥業股份有限公司	144,298,132.51	87.77%	17,720,805.40	162,018,937.91
廣州王老吉藥業股份有限公司	102,035,124.44	48.05%	56,498,643.43	158,533,767.87
廣州醫藥有限公司	230,189,155.53	90.09%	144,230,702.56	374,419,858.09
廣州市藥材公司	69,051,978.34	100.00%	(60,242,508.88)	8,809,469.46
廣州市醫藥進出口公司	17,957,328.73	100.00%	2,451,942.24	20,409,270.97
廣州拜迪生物醫藥有限公司	66,500,000.00	94.86%	(17,445,321.89)	49,054,678.11
廣州環葉製藥有限公司	15,331,246.76	59.70%	(179,205.50)	15,152,041.26
廣州廣藥盈邦營銷有限公司	3,888,713.99	51.00%	225,102.81	4,113,816.80
廣西盈康藥業有限公司	21,717,000.00	51.00%	(3,575,247.94)	18,141,752.06
金鷹基金管理有限公司	20,000,000.00	20.00%	(9,114,793.31)	10,885,206.69
暨華醫療器械責任有限公司	4,200,000.00	24.00%	(1,606,972.63)	2,593,027.37
廣州金申醫藥科技有限公司	765,000.00	38.25%	(501,819.30)	263,180.70
中國光大銀行	10,725,000.00	0.30%	—	10,725,000.00
國藥集團工業股份有限公司	8,000,000.00	10.00%	—	8,000,000.00
南海市南方包裝有限公司	30,000,000.00	21.42%	—	30,000,000.00
合計	1,442,400,962.96		469,127,782.49	1,911,528,745.45

3. **投資收益**

	本期累計數	上年同期累計數
股票投資	**—**	2,279,227.83
債權投資	**1,362,353.61**	(610,416.07)
聯營或合營公司分來利潤	**2,983,850.00**	—
股權投資權益法核算淨增減額	**123,826,082.88**	39,455,480.26
投資減值準備	**(5,452,000.00)**	(759,300.00)
	122,720,286.49	40,364,992.02

八、關聯方關係及其交易

(1) **存在控制關係的關聯方**

公司名稱	註冊地址	主營業務	與本公司關係	經濟性質或類型	法定代表人
廣州醫藥集團有限公司	廣州市沙面北街45號	生產及銷售	母公司	有限責任公司	楊榮明
廣州星群(藥業)股份有限公司	廣州市南洲路162號	生產及銷售	子公司	股份有限公司	蘇廣豐
廣州中一藥業有限公司	廣州市天河北路28號時代廣場11樓西座	生產及銷售	子公司	有限責任公司	麥奇傑
廣州陳李濟藥廠	廣州市廣州大道南1688號	生產及銷售	子公司	國有控股	李國駒
廣州奇星藥廠	廣州市新港中路赤崗北街33號	生產及銷售	子公司	國有控股	溫憲文
廣州敬修堂(藥業)股份有限公司	廣州市人民南路179號	生產及銷售	子公司	股份有限公司	嚴志標
廣州潘高壽藥業股份有限公司	廣州市解放北路618-620號	生產及銷售	子公司	股份有限公司	魏大華
廣州王老吉藥業股份有限公司	廣州市白雲區江村橋頭側	生產及銷售	合營企業	股份有限公司	李祖澤
廣州醫藥有限公司	廣州市大同路97號	批發及零售	子公司	有限責任公司	馮贊勝
廣州市藥材公司	廣州市光復南路140號	批發及零售	子公司	國有控股	謝彬
廣州市醫藥進出口公司	廣州市沙面北街59號	批發及零售	子公司	國有控股	塗克金
廣州環葉製藥有限公司	廣州市芳村區芳村大道東195號	生產及銷售	子公司	有限責任公司	馮錦玲
廣州漢方現代中藥研究開發有限公司	廣州市海珠區江南大道中路134號自編3號	批發、零售及研究開發	子公司	有限責任公司	陳志農
廣州拜迪生物醫藥有限公司	廣州市番禺區鍾村鎮謝村村市廣路邊	批發、零售及研究開發	子公司	有限責任公司	陳建農
廣州廣藥盈邦營銷有限公司	廣州市荔灣區沙面北街59號後座	批發、零售	子公司	有限責任公司	何舒華
廣西盈康藥業有限責任公司	廣西南寧市長罡路195號	生產及銷售	子公司	有限責任公司	何舒華

(2) 存在控制關係的關聯方的註冊資本(實收資本)及其變化

(單位：人民幣萬元)

企業名稱	期初數	本期增加數	本期減少數	期末數
廣州醫藥集團有限公司	100,770	—	—	100,770
廣州星群(藥業)股份有限公司	7,717	—	—	7,717
廣州中一藥業有限公司	16,600	—	—	16,600
廣州陳李濟藥廠	9,400	—	—	9,400
廣州奇星藥廠	8,242	—	—	8,242
廣州敬修堂(藥業)股份有限公司	8,623	—	—	8,623
廣州潘高壽藥業股份有限公司	6,544	—	—	6,544
廣州王老吉藥業股份有限公司	10,638	9,838	—	20,476
廣州醫藥有限公司	22,200	—	—	22,200
廣州市藥材公司	6,970	—	—	6,970
廣州市醫藥進出口公司	1,500	—	—	1,500
廣州環葉製藥有限公司	600	—	—	600
廣州漢方現代中藥研究開發有限公司	12,776	—	—	12,776
廣州拜迪生物醫藥有限公司	7,010	—	—	7,010
廣州廣藥盈邦營銷有限公司	1,841	—	—	1,841
廣西盈康藥業有限責任公司	3,188	—	—	3,188

(3) 存在控制關係的關聯方所持股份及其變化

(單位：人民幣萬元)

企業名稱	期初數		本期增加數		本期減少數		期末數	
	金額	%	金額	%	金額	%	金額	%
廣州醫藥集團有限公司	49,100	60.55	—	—	—	—	49,100	60.55
廣州星群(藥業)股份有限公司	6,867	88.99	—	—	—	—	6,867	88.99
廣州中一藥業有限公司	15,000	90.36	—	—	—	—	15,000	90.36
廣州陳李濟藥廠	9,400	100	—	—	—	—	9,400	100
廣州奇星藥廠	8,242	100	—	—	—	—	8,242	100
廣州敬修堂(藥業)股份有限公司	7,623	88.40	—	—	—	—	7,623	88.40
廣州潘高壽藥業股份有限公司	5,744	87.77	—	—	—	—	5,744	87.77
廣州王老吉藥業股份有限公司	9,838	92.48	—	—	—	44.4335	9,838	48.0465
廣州醫藥有限公司	20,000	90.09	—	—	—	—	20,000	90.09
廣州市藥材公司	6,970	100	—	—	—	—	6,970	100
廣州市醫藥進出口公司	1,500	100	—	—	—	—	1,500	100
廣州環葉製藥有限公司	358	59.70	—	—	—	—	358	59.70
廣州漢方現代中藥研究開發有限公司	8,948	70.04	—	—	—	—	8,948	70.04
廣州拜迪生物醫藥有限公司	6,650	94.87	—	—	—	—	6,650	94.87
廣州廣藥盈邦營銷有限公司	939	51.00	—	—	—	—	939	51.00
廣西盈康藥業有限責任公司	1,626	51.00	—	—	—	—	1,626	51.00

(4) **關聯方交易**

(i) 不存在控制關係的關聯方關係的性質

公司名稱	**與本公司的關係**
廣州僑光製藥有限公司	同一母公司
廣州明興製藥有限公司	同一母公司
廣州天心藥業股份有限公司	同一母公司
廣州何濟公製藥有限公司	同一母公司
廣州光華藥業股份有限公司	同一母公司
廣州華南醫療器械有限公司	同一母公司
廣州廣藥房地產實業有限公司	同一母公司
保聯拓展有限公司	同一母公司
廣州中富藥業有限公司	合營企業
廣州醫藥工業研究所	同一母公司
廣州白雲山和記黃埔中藥有限公司	同一母公司
廣州白雲山製藥總廠	同一母公司
廣州白雲山化學藥廠	同一母公司
廣州白雲山外用藥廠	同一母公司
廣州白雲山企業集團有限公司	同一母公司
廣州市醫藥物資供應公司	同一母公司
廣州醫藥經濟拓展公司	同一母公司
廣州王老吉藥業股份有限公司	合營企業

本公司屬下的廣州王老吉藥業股份有限公司於二零零五年三月接受新股東增資擴股，本公司由控股股東變更為共同控制股東，下面所列示的與該公司的關聯交易為屬於該公司其他股東應佔部分。

(ii) 採購貨物

(單位：人民幣千元)

公司名稱	**本期累計數**	**上年同期累計數**
廣州僑光製藥有限公司	**16,403**	16,438
廣州明興製藥有限公司	**19,467**	15,826
廣州天心藥業股份有限公司	**18,686**	4,562
廣州何濟公製藥有限公司	**4,193**	1,870
廣州光華藥業股份有限公司	**34,871**	16,189
廣州華南醫療器械有限公司	**11**	—
廣州市醫藥物資供應公司	**59**	620
保聯拓展有限公司	**54,141**	3,130
廣州中富藥業有限公司	**2,432**	67
廣州白雲山和記黃埔中藥有限公司	**20,532**	757
廣州白雲山製藥總廠	**25,935**	186
廣州白雲山化學藥廠	**429**	—
廣州白雲山外用藥廠	**1,339**	1,305
廣州王老吉藥業股份有限公司	**12,514**	—
	211,012	60,950

以上購貨業務均採用市場價格進行。

(iii)　銷售貨物

(單位：人民幣千元)

公司名稱	本期累計數	上年同期累計數
廣州僑光製藥有限公司	**23,764**	20,674
廣州明興製藥有限公司	**5,144**	393
廣州天心藥業股份有限公司	**10,763**	8,659
廣州何濟公製藥有限公司	**732**	732
廣州光華藥業股份有限公司	**22,277**	1,567
廣州醫藥工業研究所	**5**	—
廣州醫藥物資供應公司	**—**	13
廣州白雲山和記黃埔中藥有限公司	**9,592**	514
廣州白雲山製藥總廠	**11,050**	5,196
廣州白雲山化學藥廠	**13,620**	—
廣州白雲山外用藥廠	**1,898**	1,035
廣州王老吉藥業股份有限公司	**6,170**	—
	105,015	38,784

以上銷售業務均採用市場價格進行。

(iv) 應收應付款項

(單位：人民幣千元)

	期末數	期初數
應收賬款：		
廣州僑光製藥有限公司	**17,498**	17,232
廣州明興製藥有限公司	**2,102**	739
廣州天心藥業股份有限公司	**3,436**	5,481
廣州何濟公製藥有限公司	**262**	432
廣州光華藥業股份有限公司	**2,026**	1,573
廣州醫藥工業研究所	**2**	—
廣州白雲山和記黃埔中藥有限公司	**4,325**	1,154
廣州白雲山製藥總廠	**2,559**	1,753
廣州白雲山化學藥廠	**4,040**	423
廣州白雲山外用藥廠	**845**	—
應付賬款：		
廣州僑光製藥有限公司	**1,504**	240
廣州明興製藥有限公司	**2,969**	274
廣州天心藥業股份有限公司	**654**	(87)
廣州何濟公製藥有限公司	**779**	106
廣州光華藥業股份有限公司	**1,075**	394
廣州華南醫療器械有限公司	**13**	—
廣州市醫藥物資供應公司	**20**	—
保聯拓展有限公司	**39,961**	20,201
廣州中富藥業有限公司	**—**	42
廣州白雲山和記黃埔中藥有限公司	**2,077**	621
廣州白雲山製藥總廠	**87**	202
廣州白雲山化學藥廠	**502**	—
廣州白雲山外用藥廠	**179**	70
廣州王老吉藥業股份有限公司	**1,204**	—
其他應收款：		
廣州醫藥集團有限公司	**5,918**	6,312
廣州何濟公製藥有限公司	**6**	25
廣州南華醫療器械有限公司	**100**	100
保聯拓展有限公司	**5,828**	14,854
其他應付款：		
廣州醫藥集團有限公司	**25,257**	27,428
廣州市醫藥物資供應公司	**1,724**	1,724
廣州中富藥業有限公司	**207**	207
廣州白雲山製藥總廠	**101**	101
廣州王老吉藥業股份有限公司	**83**	—

(v) 接受勞務

(單位：人民幣千元)

項目	註	本期累計數	上年同期累計數
職工住房服務費	[1]	**129**	135
綜合服務費	[2]	**431**	450
		560	585

註[1]根據本公司與廣藥集團於一九九七年九月一日簽訂的職工住房服務合同，以及於一九九七年十二月三十一日所發出的補充通告，廣藥集團同意為本公司的員工繼續提供職工住房。本公司按照上述職工住房賬面淨值的6%支付服務費。上述職工住房服務合同將於二零零七年十二月三十一日期滿。

註[2]根據本公司與廣藥集團於一九九七年九月一日簽訂的綜合服務合同，廣藥集團為本公司提供若干福利設施，本公司負責經營、管理及維修這些福利設施，並按照截至一九九七年末止這些福利設施的累計折舊釐定服務費，服務費每年按上年度水平的10%遞增。此綜合服務合同將於二零零七年十二月三十一日期滿。

(vi) 租賃

根據本公司與廣藥集團於一九九七年九月一日簽訂的租賃協議及辦公樓租賃協議，本公司租用廣藥集團若干樓宇作倉庫及辦公樓用途，其中辦公樓租賃協議為期3年，期滿續租，每年支付固定租金(參考廣州市房地產管理局制定的標準租金進行調整)；其餘物業租賃協議將於二零零七年九月一日期滿，以及按實際使用量支付公用設施和其他雜項費用。

根據本公司與廣藥集團於二零零四年二月六日簽訂的辦公樓租賃協議，本公司於二零零三年一月一日起租用廣藥集團沙面北街45號後座，每年支付固定租金(參考廣州市房地產管理局制定的標準租金進行調整)，租期為預付租金抵扣完畢為止。

本公司本期累計應向廣藥集團支付上述租金1,642千元(上年同期：1,453千元)。

(vii) 許可協議

根據本公司與廣藥集團於一九九七年九月一日簽訂的商標許可協議，本公司於商標許可協議簽訂日起計10年內可使用38個廣藥集團擁有的商標，並按照本公司的銷售淨額的千分之一支付商標使用費。此商標許可協議將於二零零七年九月一日期滿。本公司本年度應向廣藥集團支付上述商標許可使用費5,848千元(上年同期：4,310千元)。

(viii) 預付租金

根據本公司與廣藥集團於一九九八年八月二十八日簽訂的協議書，廣藥集團同意本公司租用其擴建的新辦公大樓的部分場地。本公司支付的租金按當時的市場租賃價格折讓38%計算。由於廣藥集團需要資金進行辦公樓擴建工程，本公司已根據上述協議書的規定向廣藥集團預付租金6,000千元。廣藥集團承諾該款項僅用於辦公樓的建設，並可抵扣應付的辦公樓租金。租賃年期為預付租金完全抵扣為止，截至二零零五年六月三十日止，預付租金餘額為4,620千元。

九、 或有事項

1. 集團

(1) 截止二零零五年六月三十日止，本集團不存在任何對外擔保。

(2) 銀行承兑匯票貼現

截止二零零五年六月三十日止，本集團已貼現未到期的銀行承兑匯票金額為2,439千元。

2. 公司

截止二零零五年六月三十日止，本公司對控股子公司提供如下擔保：

(單位：人民幣千元)

被擔保單位名稱	擔保事項	金額	期限
廣州醫藥有限公司	流動資金借款	305,000	1年
廣州醫藥有限公司	流動資金借款	110,000	半年
廣州市藥材公司	流動資金借款	91,000	1年
廣州市醫藥進出口公司	流動資金借款	10,000	1年
合計		516,000	

十、 承諾事項

截至二零零五年六月三十日止，本集團的重要承諾事項如下：

(單位：人民幣千元)

	本期數	期初數
已簽約但未支付的工程設備款項	**26,466**	24,836
已批准但未簽約的工程設備款項	**8,091**	50,689

十一、資產負債表日後事項中的非調整事項

截至本報告期止，本集團沒有重大資產負債表日後事項中的非調整事項。

十二、債務重組事項

本報告期內，本集團沒有發生債務重組事項。

十三、非貨幣性交易

本報告期內，本集團沒有發生重大非貨幣性交易事項。

十四、會計報表資料變動項目分析

於二零零五年六月三十日及二零零四年十二月三十一日，比較合併資產負債表各科目金額變動幅度超過30%，且該科目金額佔本集團二零零五年六月三十日淨資產額5%以上的項目及合併利潤表各科目金額變動幅度超過30%，且該科目金額佔本集團二零零五年一至六月利潤總額10%以上的項目變動列示如下：

(單位：人民幣千元)

項目	二零零五年 六月三十日	二零零四年 十二月三十一日	差異變動 金額	差異變動 變動幅度(%)
應收賬款(1)	**1,258,719**	967,659	291,060	30.08
應收票據(2)	**304,437**	185,210	119,228	64.37

項目	二零零五年 一至六月	二零零四年 一至六月	差異變動 金額	差異變動 變動幅度(%)
財務費用(3)	**24,823**	17,685	7,138	40.36

(1) 應收賬款期末數比期初數增加30.08%，主要原因是本集團主營業務收入增長及醫院藥品採購招標面進一步擴大，醫院貨款結算期延長所致；

(2) 應收票據期末數比期初數增加64.37%，主要原因是本集團業務量增加，採用票據結算業務隨之增多所致；

(3) 財務費用本財務費用本期累計數較上年同期增加40.36%，主要原因是：

(i) 本集團本期平均借款額比上年同期增加，相應的利息支出增加；

(ii) 集團本期較多採用應收票據貼現及應收賬款轉讓方式融資，相應增加金融機構手續費支出。

十五、按照中國會計準則及制度和香港財務匯報準則編製的二零零五年半年度之淨資產及業績差異說明

(單位：人民幣千元)

	註	二零零五年 六月三十日 *(未經審計)*	二零零四年 十二月三十一日 *(經審計)*
按中國會計準則及制度編製之淨資產		**2,545,001**	2,440,230
資本化之無形資產	1	**42,548**	48,125
固定資產重估價值差異	2	**126,202**	130,833
遞延政府補貼收入	3	**(4,619)**	(3,243)
計提之過渡性醫療保險	4	**(56,599)**	(61,306)
計提之遞延稅款	5	**11,242**	5,981
少數股東權益差異	6	**(13,603)**	(15,028)
商譽的評估減值	7	**(1,897)**	—
按香港財務匯報準則編製之淨資產		**2,648,275**	2,545,592

	註	二零零五年一至六月（未經審計）	二零零四年一至六月（未經審計）
按中國會計準則及制度編製之淨利潤		**103,590**	31,809
無形資產之攤銷	1	**(5,180)**	(5,223)
固定資產重估增值部分所計提之折舊	2	**(988)**	(988)
需通過利潤表確認之政府補助收入	3	**297**	1,100
計提之過渡性醫療保險	4	**2,985**	2,738
計提之遞延稅款	5	**5,262**	7,449
一子公司由於吸收外部投資而引起的負商譽	8	**19,819**	—
商譽的評估減值	7	**(1,897)**	—
少數股東權益的變動差異	6	**(932)**	(2,809)
按香港財務匯報準則編製之本公司權益持有人應佔盈利		**122,956**	34,076

差異說明：

1. 此項目乃職工住房改造款，為二零零零年廣州藥業及附屬企業（合稱「本集團」）職工向本集團購買職工住房發生之房改損失。按香港財務匯報準則，此項損失視為無形資產，按職工的平均剩餘服務年限，即十年，按直線法平均攤銷。按中國會計準則及制度，相關損失調整當年年初未分配利潤。

2. 本集團在一九九七年H股上市時， 本集團資產由一國際評估師進行重估，該重估增值已反映於按香港財務報告準則編製之賬目中，而不被反映在按中國會計準則及制度編製之賬目中。按香港財務匯報準則計提的折舊數是按經重估後的價值為基準，所以計提數大於按中國會計準則及制度計提的折舊。

3. 本集團在按中國會計準則及制度編製的賬目中形成固定資產的政府撥款確認為資本公積，而按香港財務匯報準則編製的賬目中，該等補助收入遞延，並於有關資產之預計可用年限以直線法計入利潤表。

4. 於二零零一年十二月一日，根據廣州市人民政府頒佈的《廣州市城鎮職工基本醫療保險試行辦法》，本集團參加了由廣州市人民政府統籌的醫療保險計劃。按香港財務報告準則要求，就退休及將退休職工過往的服務之醫療保險均應作為以前年度之費用，而在按中國會計準則及制度編製的賬目中，此項醫療保險將在其實際支付時確認為費用。香港財務匯報準則不採納現金收付實現制。

5. 本集團在按中國會計準則及制度編製的賬目中未計提遞延稅款，而在按香港財務匯報準則編製的賬目中，採用負債法就所有之短暫時差作全數撥備遞延稅款負債，就有可能將未來應課稅盈利與可動用之短暫時差抵消確認遞延稅款資產。

6. 由於上述調整使按中國會計準則及制度與香港財務匯報準則計算之淨利潤/本公司權益持有人應佔盈利存在差異，因而引致少數股東權益發生差異。

7. 按中國會計準則及制度編製的賬目中，商譽按直線法進行攤銷。而按香港財務匯報準則，商譽應於每年或在有迹象顯示出現耗蝕時進行測試，任何減值直接確認於利潤表中。

8. 本集團一子公司由於向第三方增發股份而攤薄了本公司在該子公司的股權。由於該資本交易而使本集團產生的盈餘，按中國會計準則及制度編製的賬目是計入資本公積，而按香港財務匯報準則編製之賬目是通過利潤表進行確認。

按香港會計師公會頒佈之香港會計準則第34號「中期財務報告」編製(未經審計)

簡明綜合財務資料

截至二零零五年六月三十日年度止六個月
(除特別註明外，金額單位為人民幣千元)

簡明綜合資產負債表

資產	附註	二零零五年 六月三十日 未經審核	二零零四年 十二月三十一日 經重列
非流動資產			
物業、機器及設備	5	**1,398,695**	1,487,674
在建工程	5	**140,216**	108,519
投資物業	5	**8,712**	8,712
土地使用權	5	**131,754**	133,364
無形資產	5	**49,588**	57,546
聯營公司權益		**5,595**	6,066
遞延所得稅資產		**54,512**	49,155
可出售財務資產	7	**64,208**	—
投資證券	8	**—**	64,863
		1,853,280	1,915,899
流動資產			
存貨		**1,048,904**	1,077,959
貿易及其他應收款	9	**1,867,190**	1,518,633
按公平值列賬及經利潤表處理的財務資產	10	**13,110**	—
買賣證券	11	**—**	18,562
現金及現金等價物		**792,913**	882,385
		3,722,117	3,497,539
總資產		**5,575,397**	5,413,438
權益			
本公司權益持有人應佔股本及儲備			
股本	12	**810,900**	810,900
其他儲備	13	**1,671,097**	1,661,561
保留盈餘			
一擬派末期股息		**—**	20,273
一其他		**166,278**	52,858
		2,648,275	2,545,592
少數股東權益		**197,182**	212,287
總權益		**2,845,457**	2,757,879

負債	附註	二零零五年 六月三十日 未經審核	二零零四年 十二月三十一日 經重列
非流動負債			
借款	15	**30,000**	109,500
遞延稅項負債		**43,270**	43,174
雇員福利		**74,545**	52,852
		147,815	205,526
流動負債			
貿易及其他應付款	14	**1,552,810**	1,430,214
本期應付所得稅		**23,758**	34,680
借款	15	**1,005,557**	985,139
		2,582,125	2,450,033
總負債		**2,729,940**	2,655,559
總權益及負債		**5,575,397**	5,413,438
流動資產淨值		**1,139,992**	1,047,506
總資產減流動負債		**2,993,272**	2,963,405

簡明綜合利潤表

	附註	未經審核 截至六月三十日止六個月 二零零五年	 二零零四年
營業額	4	**4,596,172**	3,990,729
銷售成本	17	**(3,781,112)**	(3,272,460)
毛利		**815,060**	718,269
其他收益	16	**45,665**	30,358
分銷成本	17	**(315,040)**	(292,353)
行政開支及其他經營開支	17	**(329,446)**	(344,983)
經營盈利		**216,239**	111,291
理財成本	18	**(30,216)**	(22,482)
除理財成本後經營盈利		**186,023**	88,809
應佔聯營公司虧損		**(416)**	(239)
除所得税前盈利		**185,607**	88,570
所得税	19	**(54,743)**	(45,488)
本期盈利		**130,864**	43,082
應佔盈利			
本公司權益持有人		**122,956**	34,076
少數股東		**7,908**	9,006
		130,864	43,082
本公司權益持有人於本期每股應佔盈利 (每股盈利以人民幣元表達)			
一基本及攤薄	20	**0.152**	0.042
股息	21	**20,273**	48,654

簡明綜合權益變動表

	附註	未經審核 公司股本持有人應佔權益 股本	其他儲備	保留盈餘	少數股東權益	總計
於二零零四年一月一日 (如以往呈報之權益)		810,900	1,595,169	145,348	—	2,551,417
於二零零四年一月一日 (如以往單獨呈報之少數股東權益)		—	—	—	212,287	212,287
於二零零四年一月一日 (經重列)		810,900	1,595,169	145,348	212,287	2,763,704
截至二零零四年六月三十日止六個月的盈利		—	—	34,076	9,006	43,082
二零零三年度股息	21	—	—	(48,654)	(10,455)	(59,109)
轉撥		—	405	(405)	—	—
於二零零四年六月三十日		810,900	1,595,574	130,365	210,838	2,747,677
於二零零五年一月一日 (如以往呈報之權益)		810,900	1,661,561	73,131	—	2,545,592
於二零零五年一月一日 (如以往單獨呈報之少數股東權益)		—	—	—	212,287	212,287
於二零零五年一月一日 (經重列)		810,900	1,661,561	73,131	212,287	2,757,879
截至二零零五年六月三十日止六個月的盈利				122,956	7,908	130,864
二零零四年度股息	21	—	—	(20,273)	(9,198)	(29,471)
轉撥						
一由於對附屬公司股權攤薄而產生的影響(股權攤薄後附屬公司成為共同控制實體) (附註 6)		—	9,902	(9,902)	(13,815)	(13,815)
一其他		—	(366)	366	—	—
於二零零五年六月三十日		810,900	1,671,097	166,278	197,182	2,845,457

簡明綜合現金流量表

	未經審核 截至六月三十日止六個月	
	二零零五年	二零零四年
業務活動之現金流入淨額	**113,508**	126,797
投資活動之現金流出淨額	**(68,799)**	(117,296)
財務活動之現金(流出)/流入淨額	**(134,181)**	34,671
現金及現金等價物(減少)/增加淨額	**(89,472)**	44,172
於一月一日現金及現金等價物	**882,385**	816,889
於六月三十日現金及現金等價物	**792,913**	861,061
現金及現金等價物分析		
現金及銀行存款	**792,913**	861,061

簡明綜合財務資料附註

1 編製基準及會計政策

此未經審核簡明綜合財務資料乃按照香港會計師公會頒佈之香港會計準則(「HKAS」)第34號「中期財務報告」而編製的。

此簡明綜合財務資料應與二零零四年年度財務報表一併閱讀。

編製本簡明綜合財務資料所採納之會計政策及計算方法均與截至二零零四年十二月三十一日止年度之財務報表所採用者一致。惟本集團於採納新的或經修訂的《香港財務報告準則》和《香港會計準則》(統稱「HKFRS」)後，已更改若干會計政策，該等會計政策於二零零五年一月一日或以後開始之會計期間生效。

此中期財務資料的編製已採納了於編製時(二零零五年七月)生效的HKFRS準則及詮釋。至於將在二零零五年十二月三十一日適用的HKFRS準則及詮釋，包括若干可選擇性採納的準則及詮釋，並未能於編製此中期財務資料時，較肯定地知悉。

本集團會計政策之變更及採納此等新政策之影響載列於附註2。

2 會計政策變更

(a) 採納新訂HKFRS的影響

在二零零五年，集團已採納了以下新訂或經修訂並且與集團業務有關的HKFRS。而二零零四年的比較數已根據有關規定重列。

HKAS 1	財務報表的呈列
HKAS 2	存貨
HKAS 7	現金流動表
HKAS 8	會計政策、會計估計的變更以及差錯
HKAS 10	資產負債表日以後事項
HKAS 16	物業、機器及設備
HKAS 17	租賃
HKAS 21	外幣匯率變動的影響
HKAS 23	借款費用
HKAS 24	關聯方披露
HKAS 27	綜合及獨立財務報表
HKAS 28	於聯營公司的投資
HKAS 31	於合營業務的權益
HKAS 32	財務工具：披露及呈列
HKAS 33	每股盈利
HKAS 36	資產減值
HKAS 38	無形資產
HKAS 39	財務工具：確認及計量
HKAS 40	投資物業
HKAS—Int 21	所得稅收回經重估的不可折舊資產
HKFRS 3	業務合併

採納新訂或經修訂的HKAS 1, 2, 7, 8, 10, 16, 23, 24, 27, 28和33對集團的會計政策並無帶來重大改變。概括而言：

— HKAS 1影響少數股東權益、應佔聯營企業稅後盈利及其他若干披露的呈報。
— HKAS 2, 7, 8, 10, 16, 23, 27, 28及33對集團的會計政策無重大影響。
— HKAS 21對集團的會計政策無重大影響。合併範圍內各企業已根據修訂準則的指引，對其功能貨幣重新進行評估。集團內全部企業使用同一功能貨幣為其各自會計報表的呈報貨幣。
— HKAS 24 影響有關連人士的辨認及若干其他有關連人士的披露。

集團採納新的HKAS 17後，需將其土地使用權由物業、機器及設備重分類至經營租賃。對土地使用權的預付款項，在租賃期內按照直線法作為費用計入利潤表；如出現減值，減值額在利潤表以費用列支。於以往年度，土地使用權按成本扣除累計攤銷及累計減值後列示。

集團已採納HKAS 31「於合營業務的權益」按比例合併的規定，對其在共同控制實體權益進行會計處理。於以往年度，集團在共同控制實體中的權益以權益法核算。採納HKAS 31的按比例合併核算方法是會計政策的變更。

集團採納HKAS 32和39後，對公平值列賬及在利潤表處理的財務資產和可出售財務資產的分類的會計政策有所改變。

集團採納HKAS 40後，將有關集團投資物業的公平值的變動，計入利潤表中的其他收入是會計政策的改變。於以往年度，投資物業公平值的增加反映在投資物業重估儲備。對於公平值的減少，首先抵消早前根據資產組合所作的估價增值額，再將剩餘未抵消部分以費用在利潤表列支。

集團採納HKAS—Int 21後，其對有關集團重估投資物業所產生遞延稅項負債的會計政策有所改變。根據HKAS—Int 21，投資物業所產生的遞延稅項是根據使用有關物業的影響計算。於以往年度，投資物業所產生的遞延稅項是根據出售有關物業的影響計算。

採納HKFRS 3、HKAS 36和 HKAS 38後，對商譽的會計政策有所改變。至二零零四年十二月三十一日，集團的商譽：

— 在5至15年的期限內，按直線法進行攤銷；及
— 在每個結算日評核有否減值迹象。

根據HKFRS 3 的條文(附註2.6)：

— 集團從二零零五年一月一日起停止攤銷商譽;
— 於二零零四年十二月三十一日的累計攤銷的全額已與商譽的成本沖消;
— 由截至二零零五年十二月三十一日止年度起，商譽需每年及在有減值迹象時進行減值測試。

集團已經根據HKAS 38的條文，重新對無形資產之使用年限進行評核。經評核後，無需要對其使用年限進行調整。

除以下所述，所有會計政策之變更均根據相關準則的過渡條文進行。集團須對所有新採納的準則進行追溯處理:

— HKAS 39 — 不允許對財務資產和財務負債的確認、不再確認和計量進行追溯處理。集團採用以往的SSAP 24「證券投資會計核算」對證券投資的二零零四年度比較數進行核算。因會計實務準則 24 和HKAS 39的差異而需進行的調整，自二零零五年一月一日起確認及反映。

— HKAS 40 — 由於集團已採用公平值模式，因此無需要調整比較數。任何調整(包括投資物業重估增值的重分類調整)應反映在二零零五年一月一日的保留盈餘。

— HKFRS 3 — 從採納日之後應用，不須追溯。

(i) 採納HKAS17之影響:

	於二零零五年六月三十日	於二零零四年十二月三十一日
物業、機器及設備減少	**131,754**	133,364
土地使用權增加	**131,754**	133,364

(ii) 採納HKAS31之影響:

	於二零零五年六月三十日	於二零零四年十二月三十一日
共同控制實體權益減少	**161,059**	—
其他非流動資產增加	**52,340**	—
流動資產增加	**144,580**	—
非流動負債增加	**2,532**	—
流動負債增加	**33,329**	—

	截至二零零四年十二月三十一日止年度	**截至六月三十日止六個月**	
		二零零五年	二零零四年
應佔共同控制實體盈利減少	—	**20,227**	—
收入增加	—	**149,335**	—
費用增加	—	**129,108**	—

(iii) 採納HKFRS 3 及 HKAS 38 之影響:

	於二零零五年六月三十日
無形資產增加	108
保留盈餘增加	108

	截至二零零五年六月三十日止六個月
行政開支減少	108
每股基本及攤薄盈利增加(以人民幣元表達)	0.0001

(iv) **採納HKAS 39之影響:**

	於二零零五年六月三十日
可出售財務資產增加	64,863
投資證券減少	64,863
按公平值列賬及在利潤表處理的財務資產增加	13,110
買賣證券減少	13,110

集團採納HKAS 17, 31, 39 和 40對基本及攤薄每股盈利不構成影響。

集團採納HKAS 17, 31, 38, 39 和 40 及 HKFRS 3 對二零零四年一月一日保留盈餘不構成影響。

集團並沒有提早採納以下已頒佈但未生效的新詮釋。採納此詮釋不會對集團會計政策產生重大影響。

HKFRS—Int 4 決定協議內是否包含有租賃。

(b) 新採納會計政策

除以下所述，截至二零零五年六月三十日止六個月期間的簡明綜合財務資料所使用的會計政策與二零零四年年度財務報表附註1所述使用的會計政策一致。

2.1 收購附屬公司和聯營公司

集團採用收購法對所購入附屬公司和聯營公司進行核算。收購成本包括在交易日付出的資產、發行的權益性工具及發生或承擔的負債的公平價，加因收購發生的直接成本。企業合併中的可辯認的資產和負債，所承擔的或有負債均以其在收購日的公平值確認為成本，不論少數股東權益的比例。收購成本高出集團所佔被收購之可辯認淨資產之公平值之金額確認為商譽。若收購成本少於集團所佔被收購之可辯認淨資產的公平值，其差額直接於利潤表確認。

於聯營公司的投資自其成為聯營公司日起以權益法進行核算。從收購該項投資開始，商譽的確認和計量與收購附屬公司所採用方法一致。聯營公司的商譽包括在該項投資的帳面價值中，並按收購日的公平值對投資者所佔盈利或虧損進行適當調整。

2.2 合營業務

集團在共同控制實體的權益以按比例合併的方法進行核算。集團將其在各個共同控制實體所佔的收入、費用、資產、負債和現金流，在集團財務報表內與相類似的項目逐一合併。如集團出售資產至共同控制實體，集團只確認此交易中其他合營方的盈利或虧損。如集團從共同控制實體購入資產，在將此資產轉售至獨立第三方之前，集團不會確認其於此交易中應佔共同控制實體的盈利或虧損。但是如交易出現虧損，並有證據表明相關流動資產可變現淨值降低，或出現減值虧損，則該虧損立即確認。

2.3　外幣換算

(a)　功能及呈報貨幣

集團內企業各自財務報表中的項目均按其營運所在的主要經濟環境的貨幣(「功能貨幣」)計算。綜合財務報表以人民幣(即本公司的功能及呈報貨幣)呈列。

(b)　交易及結餘

外幣交易均按交易日的匯率換算為功能貨幣。因此等交易的結算及因以外幣為本位幣的貨幣性資產及負債按期終匯率進行換算而產生的匯兌盈虧均記入利潤表。

2.4　物業、機器及設備

每個結算日均會檢討資產的餘值及可使用年期，如有需要會作出調整。

2.5　投資物業

投資物業是指持有作為長期收取租金或/及為資本增值，而並非由集團內企業所佔用的物業。

投資物業包含以經營租賃持有的土地和以融資租賃持有的建築物。

當滿足作為投資物業的其他要求時，以經營租賃持有的土地亦歸類為投資物業。經營租賃視作為融資租賃一樣的會計處理。

投資物業以其初始成本記賬，並包括相關的交易費用。

初始入賬後，投資物業以公平值記賬。公平值以活躍市場價格為基礎，並在有需要情況下，根據資產的性質、地點、條件或用途的差異對公平值進行調整。如果此等信息無法獲得，集團可以採用其他估價方法，如活躍度較低市場的價格或折現未來現金流。土地及樓宇並不分開估價。此等估價方法乃符合由國際估價準則委員會頒佈的相關指引。此等估價每年由外部估價師進行評審。

投資物業的公平值應反映當前租賃取得的收入及根據當前市場環境而假設的未來租賃收入。在相同基準下，投資物業的公平值也需反映關於該物業預計帶來的現金流出。

如投資物業期後支出的相關未來經濟利益很可能流入集團，而且該利益可以被可靠地計量，則該支出可記入該項資產的帳面價值。其餘的維修及維護成本全部作為費用記入當期的利潤表內。

公平值的變動記入利潤表。

2.6 商譽

商譽指收購成本高出收購日集團所佔收購附屬公司/聯營公司/共同控制實體之可辨認淨資產公平值之金額。收購附屬公司/共同控制實體所產生的商譽記入無形資產。收購聯營公司所產生的商譽記入聯營公司的投資。商譽每年進行減值測試，並按成本減累計減值虧損列賬。計算出售企業的盈虧應包括與該企業相關之商譽的帳面值。

於進行減值測試時，商譽應分配至產出現金的單元。

2.7 資產減值

可使用年期並無上限的資產不計提攤銷，但須於有事件或情況有變化而顯示可能不可收回其帳面值及最少於每年進行減值評審。至於進行攤銷的資產，則須於有事件或情況有變化而顯示可能不可收回其帳面值時，進行減值評審。資產帳面值高出其可回收值之金額確認為減值虧損。可回收值指資產的公平值減出售費用及使用價值兩者孰高的金額。於評核減值時，資產按最細化的可分開辯認現金流水平(即產出現金的單元)進行分組。

2.8 投資

從二零零四年一月一日至二零零四年十二月三十一日:

除對附屬公司、聯營公司和共同控制實體的投資外，集團將其投資的證券分為投資證券及買賣證券。

(a) 投資證券

投資證券按其成本值減任何減值準備入賬。

個別投資之帳面值在每年結算日均作檢討，以評估其公平值是否已跌至低於其帳面值。假如下跌並非短期性，則有關證券之帳面價值須削減至其公平值。減值虧損在利潤表中列作開支。當引致撇減或撇銷之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項減值虧損撥回利潤表。

(b) 買賣證券

買賣證券按公平值列賬。在每個結算日，買賣證券之公平值變動而產生的未實現盈虧淨額均在利潤表記賬。出售買賣證券之盈利或虧損指出售所得款淨額與帳面金額之差額，並於產生時記入利潤表。

自二零零五年一月一日年度起:

集團的投資分為以下類別：按公平值列賬及在利潤表處理的財務資產和可出售財務資產。此分類主要是以投資的目的為依據。管理層在初始確認投資項目時對其進行分類，並在每個報告日對其進行重新評估。

(a) 按公平值列賬及在利潤表處理的財務資產

此類投資包括以下兩種分類：持有作買賣的財務資產，和在初始時按公平值列賬及在利潤表處理的財務資產。此類財務資產購入之目的主要為在短期內出售。若持有的目的是進行買賣或者預計在結算日起十二個月內變現，則歸類為流動資產。

(b) 可出售財務資產

此類投資為指定歸類作可出售財務資產或未有歸類其他投資類別的非衍生產品財務資產。此類投資歸入非流動資產，但對管理層有意在結算日起十二個月內出售的非流動資產除外。

購入及出售投資均於交易日期(即集團承諾購入或出售有關資產之日)確認入賬。不歸類為按公平值列賬及在利潤表處理的投資初始入賬按公平值加交易成本。若從投資項目收取現金流的權利到期或已經轉移，而集團已將其擁有權的主要附帶風險及回報轉移，則有關投資將被停止確認。可出售資產和按公平值列賬及在利潤表處理的財務資產均按公平值列賬。按公平值列賬及在利潤表處理財務資產的公平值變動而產生的已實現和未實現盈虧於產生當期的利潤表入賬。歸類為可出售非貨幣性證券的公平值變動而產生的未實現盈虧記入股東權益。當可出售證券被出售或發生減值時，累計公平值調整在利潤表作為投資證券盈虧處理。

已上市投資的公平值乃根據當時報價。

集團於每個結算日評核有否客觀證據證明有一項或一組財務資產出現減值。就歸類為可出售財務資產的股權證券而言，在決定有否減值時，會考慮證券的公平值有否大幅或長期下跌至低於其成本。倘若可出售財務資產存在任何此等證據，累計的虧損(收購成本與現公平值之間的差異，減有關財務資產以往已計入利潤表的任何減值虧損)從股東權益轉至利潤表。

2.9 貿易及其他應收款

貿易及其他應收款初始以公平值確認，及後以使用實際利率法計算的經攤銷之成本減減值準備列賬。當有客觀證據證明集團貿易及其他應收款不能按原定的應收款條款收回所有金額，則計提減值準備。準備金額為資產帳面值與按實際利率折現的估計未來現金流兩者之間的差額。準備的金額記入利潤表。

2.10 股本

普通股分類為股東權益。

發行新股或期權而新增的直接成本，於扣除稅項後作為抵減股東權益項目列賬。

2.11 借款

借款以其初始公平值，扣除交易成本後確認入賬。借款以攤銷後成本列賬；任何扣除交易成本後的所得資金與贖回價值的差額，使用實際利率法計算，於借款期內計入利潤表。

除非集團有權無條件將債務償還日期延至至少資產負債表日十二個月後，否則，所有借款均歸類為流動負債。

2.12 利息收入

利息收入採用實際利率法，按時間攤分基準確認。

3 財務風險管理

3.1 財務風險因素

集團的活動承受各種不同的財務風險:市場風險(包括貨幣風險及價格風險)、信貸風險、流動風險及現金流利率風險。

(a) 市場風險

(i) 外匯風險

集團承受的外匯風險主要與美元及港元有關。除從事西藥產品進出口之業務以美元及港元結算外，集團的活動主要以人民幣結算。H股股東之股息以人民幣計算，但以港元支付。於二零零五年六月三十日，除約人民幣23,257,000元 (二零零四年: 約人民幣35,999,000元)的現金及現金等價物，約人民幣17,647,000元(二零零四年: 約人民幣15,183,000元)的貿易及其他應收款，約人民幣45,930,000元 (二零零四年: 約人民幣27,572,000元)的貿易及其他應付款為美元和港元餘額外，集團的資產及負債均為人民幣餘額。該等日後發生的商業活動，已確認之資產及負債及已宣派之股息而產生的外匯風險可以對集團經營業績產生影響。

(ii) 價格風險

由於集團持有之投資在綜合資產負債表上歸類為可出售財務資產或按公平值列賬及在利潤表處理的財務資產，故集團承受股權證券的價格風險。

(b) 信貸風險

集團無需承受重大的信貸風險。集團實施相關政策，確保其批發銷售的客戶具有正確合適的信貸記錄。

(c) 流動資金風險

謹慎的流動資金風險管理指確保手上持有足夠的現金及通過足夠銀行承諾的信用額度。由於集團業務的活躍性，集團擬通過銀行額度以維持具彈性的融資能力。

(d) 現金流利率風險與公平值利率風險

集團無重大的附帶利息資產。集團的收入及經營現金流均獨立於市場利率變動的影響。集團的利率風險來自於借款，詳細內容於附註15披露。集團所有借款利率均為固定利率。集團無使用任何利率交換工具以規避利率風險。

3.2 公平值估算

一年內到期的財務資產及負債的公平值，是假設與其面值減去估計的貸方調整後相接近。於披露財務負債的估算公平值時，財務負債按類似金融工具的適用於集團的當期市場利率折現未來約定的現金流計算。

4 分部資料

主要報告形式—業務分部

於二零零五年六月三十日，集團經營以下主要業務分部:

- 製造中成藥
- 批發西藥、中成藥、中藥材及醫療器械
- 零售西藥、中成藥、中藥材及醫療器械
- 進出口西藥、中成藥及醫療器械

營業額為銷售以上業務分部的貨品，於截至二零零五年六月三十日止及截至二零零四年六月三十日止六個月期間的營業額分別為人民幣4,596,172千元及人民幣3,990,729千元。

集團其他業務主要為持有投資物業及其他投資，兩者的規模皆不足以作出獨立報告。

分部業績如下:

	截至二零零四年六月三十日止六個月					
	製造	批發	零售	進出口	抵消	集團
總分部營業額	1,010,037	2,889,233	126,300	97,086	(131,927)	3,990,729
分部之間營業額	27,613	101,172	3,142	—	(131,927)	—
營業額	982,424	2,788,061	123,158	97,086	—	3,990,729
分部業績	122,244	12,321	(4,440)	2,529	(14,179)	118,475
未分配成本						(7,184)
經營盈利						111,291
理財成本						(22,482)
應佔聯營公司虧損						(239)
除所得稅前盈利						88,570
所得稅						(45,488)
本期盈利						43,082

	截至二零零五年六月三十日止六個月					
	製造	批發	零售	進出口	抵消	集團
總分部營業額	1,171,231	3,559,375	148,758	107,203	(390,395)	4,596,172
分部之間營業額	30,972	350,379	23	9,021	(390,395)	—
營業額	1,140,259	3,208,996	148,735	98,182	—	4,596,172
分部業績	162,567	62,757	2,368	279	(20,626)	207,345
未分配盈利						8,894
經營盈利						216,239
理財成本						(30,216)
應佔聯營公司虧損						(416)
除所得税前盈利						185,607
所得税						(54,743)
本期盈利						130,864

其他包括在利潤表之分部情況如下：

	截至二零零四年六月三十日止六個月					
	製造	批發	零售	進出口	未分配成本	集團
折舊	42,300	10,948	1,181	95	1,735	56,259
攤銷	4,941	2,003	—	15	—	6,959
於利潤表確認之減值虧損	—	—	—	—	—	—
撥回以往於利潤表確認之減值虧損	(101)	—	—	—	—	(101)

	截至二零零五年六月三十日止六個月					
	製造	批發	零售	進出口	未分配成本	集團
折舊	48,677	10,048	1,504	85	2,188	62,502
攤銷	5,150	2,003	—	15	—	7,168
於利潤表確認之減值虧損	507	1,497	—	—	—	2,004
撥回以往於利潤表確認之減值虧損	(412)	(561)	—	—	—	(973)

未分配成本指集團整體性開支。

各分部於二零零四年十二月三十一日之資產與負債及截至二零零四年六月三十日止六個月資本性支出情況如下：

	製造	批發	零售	進出口	抵消	未分配部分	集團
資產	2,562,404	2,368,736	162,165	103,114	(338,484)	549,437	5,407,372
聯營公司權益	6,066	—	—	—	—	—	6,066
總資產	2,568,470	2,368,736	162,165	103,114	(338,484)	549,437	5,413,438
負債	766,297	2,018,186	69,252	69,194	(338,484)	71,114	2,655,559
資本性支出	65,724	61,011	—	11	—	91	126,837

各分部於二零零五年六月三十日之資產與負債及截至二零零五年六月三十日止六個月資本性支出情況如下：

	製造	批發	零售	進出口	抵消	未分配部分	集團
資產	2,472,386	2,352,884	162,209	108,177	(254,336)	728,482	5,569,802
聯營公司權益	5,595	—	—	—	—	—	5,595
總資產	2,477,981	2,352,884	162,209	108,177	(254,336)	728,482	5,575,397
負債	498,746	2,174,609	71,560	68,417	(254,336)	170,944	2,729,940
資本性支出	58,603	9,909	—	8	—	180	68,700

分部資產主要包括土地使用權(或經營租賃預付款)，物業、機器及設備，無形資產，存貨，應收款和經營現金。分部資產不包括遞延稅項，投資物業和其他投資。

分部負債由經營負債組成。分部負債不包括稅項和若干企業借款。

資本性支出包括新增購土地使用權，物業、機器及設備，在建工程及無形資產，包括通過商業合併獲得的新增資產。

由於海外市場之業務佔本集團綜合營業額及經營業績不足10%，無須呈列地區營業額和經營業績之分析。

5　資本性支出

	商譽	專利權及商標	職工住房改造款項	無形資產合計	投資物業	物業、機器及設備與在建工程	土地使用權
二零零五年一月一日帳面淨值	2,004	7,417	48,125	57,546	8,712	1,596,193	133,364
由附屬公司轉變為共同控制實體引起的變動 (附註6)	—	—	—	—	—	(53,505)	—
添置	—	—	—	—	—	68,700	—
出售及處置	—	—	(396)	(396)	—	(10,948)	—
本期折舊/攤銷的改變(附註17)	—	(377)	(5,181)	(5,558)	—	(62,502)	(1,610)
減值虧損 (附註17)	(2,004)	—	—	(2,004)	—	973	—
二零零五年六月三十日帳面淨值	—	7,040	42,548	49,588	8,712	1,538,911	131,754

	商譽	專利權及商標	職工住房改造款項	無形資產合計	投資物業	物業、機器及設備與在建工程	土地使用權
二零零四年一月一日帳面淨值	—	2,912	58,571	61,483	8,712	1,401,264	127,870
添置	—	5,008	—	5,008	—	121,829	—
收購附屬公司	—	—	—	—	—	343	—
出售及處置	—	—	—	—	—	(3,198)	—
本期折舊/攤銷的改變(附註 17)	—	(223)	(5,223)	(5,446)	—	(56,259)	(1,513)
減值虧損(附註 17)	—	—	—	—	—	101	—
二零零四年六月三十日帳面淨值	—	7,697	53,348	61,045	8,712	1,464,080	126,357
添置	2,154	—	—	2,154	—	185,607	9,548
由少數股東出資	—	—	—	—	—	9,508	—
收購附屬公司	—	—	—	—	—	728	—
出售及處置	—	—	—	—	—	(2,990)	—
本期折舊/攤銷的改變 (附註 17)	(150)	(280)	(5,223)	(5,653)	—	(59,084)	(1,575)
減值虧損(附註 17)	—	—	—	—	—	(1,656)	(966)
二零零四年十二月三十一日帳面淨值	2,004	7,417	48,125	57,546	8,712	1,596,193	133,364

6 共同控制實體

於本期內，集團的附屬公司，廣州王老吉藥業有限公司(「王老吉」)向一名第三方投資者以總股價人民幣168,880,000元發行新股98,378,439股。因此從此次參股完成生效日起，集團對王老吉的權益從92.48%下降到48.0465%，而王老吉變成本集團的共同控制實體。此次視同出售王老吉權益所獲收益已包括在綜合利潤表內。

以下金額為本集團應佔王老吉之48.0465%資產、負債及業績，並均已包括在於二零零五年六月三十日之綜合資產負債表和截至二零零五年六月三十日止之綜合利潤表。

資產:	
非流動資產	52,340
流動資產	144,580
	196,920
負債:	
非流動負債	2,532
流動負債	33,329
	35,861
淨資產	161,059
業績：	
收入	149,335
費用	(129,108)
除所得稅後盈利	20,227
按權益比例於共同控制實體之承擔	993

此共同控制實體於二零零五年六月三十日不存在或有負債。

7 可出售財務資產

於二零零五年一月一日	64,863
出售、處置及減值虧損	(655)
於二零零五年六月三十日	64,208

可出售財務資產為未上市公司股份。於二零零五年六月三十日的減值虧損準備為人民幣9,114,000元。

8 非買賣證券

	於二零零四年十二月三十一日
未上市公司股份	64,863

於二零零四年十二月三十一日的減值虧損準備為人民幣8,459,000元。

9　貿易及其他應收款

	於二零零五年六月三十日	於二零零四年十二月三十一日
貿易應收款	**1,623,242**	1,207,391
減: 應收款減值撥備	**(60,021)**	(54,457)
貿易應收款淨額	**1,563,221**	1,152,934
其他應收款及預付款	**293,673**	352,991
應收最終控股公司與同系附屬公司款	**10,296**	12,708
	1,867,190	1,518,633

於二零零五年六月三十日，減除壞賬準備後貿易應收款之賬齡分析如下:

	於二零零五年六月三十日	於二零零四年十二月三十一日
六個月之內	**1,504,524**	1,035,255
六個月至一年	**28,847**	104,247
一年以上	**29,850**	13,432
	1,563,221	1,152,934

由賒銷所產生的貿易應收款一般可享有一至三個月的信用期。

集團擁有大量客戶，因此貿易應收款沒有集中的信用風險存在。

集團於截至二零零五年六月三十日止六個月確認的貿易應收款壞賬損失為人民幣8,521,000元 (二零零四年: 人民幣5,933,000元)。此損失已經包括在利潤表之行政開支。

10　按公平值列賬及經利潤表處理的財務資產

	於二零零五年六月三十日
為銷售而持有:	
一 非上市債務證券	13,110

11　買賣證券

	於二零零四年十二月三十一日
非上市投資	18,562

12　股本

	已註冊、發行及繳足股本 於二零零四年十二月三十一日及二零零五年六月三十日	
	股數	
國家股	513,000,000	513,000
H 股	219,900,000	219,900
A 股	78,000,000	78,000
	810,900,000	810,900

13 其他儲備

	股本溢價	資本公積金	法定盈餘公積金	法定公益金	任意盈餘公積金	總計
於二零零四年一月一日(如以往呈報)	781,134	397,589	194,306	134,459	87,681	1,595,169
從保留盈餘轉撥	—	405	—	—	—	405
於二零零四年六月三十日	781,134	397,994	194,306	134,459	87,681	1,595,574
從保留盈餘轉撥	—	1,838	23,716	19,114	21,319	65,987
二零零四年十二月三十一日	781,134	399,832	218,022	153,573	109,000	1,661,561
於二零零五年一月一日(如上)	781,134	399,832	218,022	153,573	109,000	1,661,561
轉撥						
—由於對附屬公司股權攤薄而產生的影響(股權攤薄後公司成為共同控制實體)	—	19,819	(3,455)	(3,007)	(3,455)	9,902
—其他	—	(366)	—	—	—	(366)
於二零零五年六月三十日	781,134	419,285	214,567	150,566	105,545	1,671,097

14 貿易及其他應付款

	於二零零五年六月三十日	於二零零四年十二月三十一日
貿易應付款	**1,070,473**	985,686
應付最終控股公司款	**25,257**	19,865
其他應付款及應計費用	**457,080**	424,663
	1,552,810	1,430,214

於二零零五年六月三十日貿易應付款之賬齡分析如下:

	於二零零五年六月三十日	於二零零四年十二月三十一日
一年內	**1,015,766**	952,171
一至二年	**40,989**	13,724
二年以上	**13,718**	19,791
	1,070,473	985,686

15 借款

	於二零零五年六月三十日	於二零零四年十二月三十一日
非流動		
銀行貸款		
一 有抵押	—	11,820
一 無抵押	**30,000**	97,680
	30,000	109,500
流動		
銀行貸款一 有抵押		
短期銀行貸款	**236,471**	255,959
長期銀行貸款之一年內應償還額	**99,500**	47,680
銀行貸款一 無抵押	**669,586**	681,500
	1,005,557	985,139
借款總額	**1,035,557**	1,094,639

除人民幣8千萬元銀行貸款(其於截至二零零五年六月三十日止六個月之利息為約人民幣730,000元)外，所有銀行貸款為來源自國家控制銀行並按市場利率計算的借款。銀行貸款以集團於二零零五年六月三十日帳面淨值為人民幣124,913,000元 (二零零四年十二月三十一日:人民幣130,344,000元)的物業、機器和設備為擔保。

本集團借款到期日分析如下:

	於二零零五年六月三十日	於二零零四年十二月三十一日
一年以內	**1,005,557**	985,139
一至二年	**30,000**	109,500
五年內償還總額	**1,035,557**	1,094,639

於資產負債表日之實際利率如下:

	於二零零五年六月三十日	於二零零四年十二月三十一日
長期銀行貸款	**4.941%**	5.239%
短期銀行貸款	**4.608%**	4.858%

非流動銀行貸款之帳面金額及公平值如下:

	帳面金額	公平值
於二零零五年六月三十日	30,000	30,000
於二零零四年十二月三十一日	109,500	109,500

借款之公平值是以借款利率4.941% (二零零四年十二月三十一日: 5.239%)為基礎，對現金流進行折現計算。

短期借款的帳面價值接近其公平值。

於二零零五年六月三十日及二零零四年十二月三十一日集團的帳面借款均為人民幣借款。

集團有以下未用銀行貸款額度:

	於二零零五年六月三十日	於二零零四年十二月三十一日
浮動利率		
— 一年內過期	**11,000**	37,284

16 其他淨收益

	截至六月三十日止六個月	
	二零零五年	二零零四年
政府補貼	**297**	375
利息收入	**5,908**	6,580
投資物業租金收入	**9,358**	8,750
其他物業租金收入	**6,872**	4,541
供應商推廣收入	**4,000**	3,714
專利費收入	**846**	802
對附屬公司股權攤薄而產生的收益(附註13)	**19,819**	—
其他	**(1,435)**	5,596
	45,665	30,358

17 按性質分析之費用

包括在銷售成本、分銷成本、行政開支及其他經營開支的費用分析如下:

	截至六月三十日止六個月	
	二零零五年	二零零四年
折舊、攤銷及減值損失費用(附註 5)	**70,701**	63,117
員工成本	**312,584**	299,976
產成品及在產品存貨變化	**(5,954)**	(4,105)
將存貨帳面價值調低至可變現淨值	**193**	24,494
運輸費	**28,146**	26,487
廣告成本	**117,308**	126,144
零售店租金	**16,477**	17,573
研究開發費用	**12,276**	12,621
可出售財務資產及按公平值列賬及經利潤表處理的財務資產／投資證券減值損失	**5,452**	752

18 財務成本

	截至六月三十日止六個月	
	二零零五年	二零零四年
銀行貸款利息費用	**28,321**	21,115
其他偶發貸款成本	**1,894**	1,367
	30,216	22,482

19 所得稅

除均為外商投資企業的一家附屬公司及一家共同控制實體外，中國企業所得稅乃按照本年度估計應課稅盈利依稅率33%(二零零四年: 33%)提撥準備。該附屬公司設立於沿海經濟開發區,適用企業所得稅率為 27% 。該共同控制實體可由首兩個獲利年度起獲豁免中國所得稅，而其後三年則可獲50%的所得稅率減免。本集團屬下於中國以外地方成立的公司乃根據彼等經營的國家稅務法律按應課稅收入繳付所得稅。

綜合利潤表的應交所得稅金額如下:

	截至六月三十日止六個月	
	二零零五年	二零零四年
本期稅項		
一 中華人民共和國企業所得稅	**60,005**	52,938
遞延所得稅	**(5,262)**	(7,450)
	54,743	45,488

於截至二零零五年六月三十日和二零零四年六月三十日止六個月期間，本集團應佔聯營公司及共同控制實體的所得稅費用為零。這是主要由於此等企業處於經營虧損狀態或符合所得稅全額豁免條件。

20 每股盈利

每股基本盈利乃根據本公司權益持有人應佔盈利及已發行普通股股數計算。

	截至六月三十日止六個月	
	二零零五年	二零零四年
本公司權益持有人應佔股利	**122,956**	34,076
已發行股數 (千位)	**810,900**	810,900
每股基本盈利 (每股人民幣元)	**0.152**	0.042

截至二零零四年六月三十日及截至二零零五年六月三十日止期間，由於沒有發行攤薄證券，因而無呈列每股攤薄盈利。

21 股息

	截至六月三十日止六個月	
	二零零五年	二零零四年
擬派末期每股股息人民幣0.025元 (二零零三年: 人民幣0.06元)	**20,273**	48,654

董事於二零零五年四月二十七日召開會議並宣佈普通股每股分派末期股息人民幣0.025元，並已分別在二零零五年六月和七月向H股和A股股東進行派發。擬派股息在截至二零零五年六月三十日止六個月列作保留盈餘分配。

董事不會建議對截至二零零五年六月三十日止六個月派發中期股息。

22 資本承擔

資產負債表日資本承擔如下:

	於二零零五年六月三十日	於二零零四年十二月三十一日
物業、機器及設備		
已簽約但未撥備	**26,466**	24,836
已批准但未簽約	**8,091**	50,689
	34,557	75,525

23 有關連人士交易

除在簡明綜合資料附註的其他部分中已披露的交易外，本集團在正常業務範圍內進行之重要有關連人士交易摘要如下:

	附註	截至六月三十日止六個月 二零零五年	二零零四年
最終控股公司			
商標使用費	a	**5,848**	4,310
服務費	b	**431**	450
福利設施服務費	c	**129**	135
租金支出	d	**1,642**	1,453
對本公司附屬公司之資本性投資		**—**	3,889
		8,050	10,237
共同控制實體			
銷售原材料	e	**6,170**	—
採購製成品	e	**12,514**	—
		18,684	—
聯營公司			
採購製成品	e	**—**	67
同系附屬公司			
銷售製成品及原材料	e	**98,845**	38,784
採購製成品及原材料	e	**198,498**	60,883
		297,343	99,667
其他國家控股企業	g		
銷售製成品及原材料	e	**1,739,012**	1,617,371
採購製成品及原材料	e	**843,989**	780,919
採購機器及設備	e	**11,703**	15,659
服務費	f	**128,217**	95,515
		2,722,921	2,509,464

(a) 根據最終控股公司廣州醫藥集團有限公司(「廣藥集團」)與本公司於一九九七年九月一日簽訂之商標許可協議，廣藥集團授予本公司及其附屬公司一項獨佔許可權，本集團於商標許可協議簽訂日期起計十年內可使用38個廣藥集團擁有的商標。本公司同意按照本公司及其附屬公司的總銷售淨額的0.1%支付商標使用費。自二零零五年二月份開始，王老吉的商標使用費改為銷售淨額2.1%。

(b) 根據廣藥集團與本公司於一九九七年九月一日簽訂之職工住房服務合同與及於一九九七年十二月三十一日所發出的補充通告，廣藥集團同意為本集團的員工繼續提供職工住房。本公司同意每年按照該等職工住房帳面淨值的6%支付服務費。此職工住房服務合同將於二零零七年十二月三十一日到期。

(c) 根據廣藥集團與本公司於一九九七年九月一日簽訂之綜合服務合同，廣藥集團同意為本集團提供若干福利設施。本集團同意負責經營、管理及維修該等福利設施與及支付按照一九九七年十二月三十一日止年度該等福利設施的總折舊額而厘定的福利設施服務費，並於每年按去年福利設施服務費的10%遞增。此綜合服務合同將於二零零七年十二月三十一日到期。

(d) 根據廣藥集團與本公司於二零零四年二月六日簽訂之租賃協議及辦公樓租賃協議，廣藥集團授權本公司使用若干樓宇作為貨倉及辦公樓，為期三年半，每年按固定租金收費並會按照由廣州市房地產管理局規定之標準租金作出調整，加上按實際使用量支付之公用設施及其他雜項費用。該協議將於二零零七年八月三十一日到期。

(e) 本公司與共同控制實體，聯營公司，同系附屬公司和其他國家控制企業進行銷售、採購交易之條款均與其他第三方交易條款相似。

(f) 付給其他國家控制企業之服務費主要為廣告費與宣傳費、商業保險費及運輸費。此等交易按公開市場條款進行。

(g) 本公司董事已盡力辨認與其他國家控制企業之有關連人士交易。惟與金融機構、各公用事業提供單位、政府部門及機構的正常交易沒有包括在內。

八. 備查文件目錄

1. 載有本公司法定代表人董事長親筆簽名的半年度報告正文；

2. 載有本公司法定代表人、主管會計工作的負責人、會計機構負責人簽名並蓋章的財務報告正文；

3. 本報告期內在中國國內《上海證券報》及中國香港《經濟日報》、《The Standard》上公開披露過的所有本公司檔的正本與公告原稿；

4. 本公司章程；

5. 其他有關資料。

文本存放地：本公司董事會秘書處

廣州藥業股份有限公司
楊榮明
董事長

中國廣州，二零零五年八月十二日



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE FIRST EXTRAORDINARY GENERAL MEETING OF 2005

Guangzhou Pharmaceutical Company Limited (the "Company") and all members of the board of directors of the Company (the "Board") hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

1. INFORMATION REGARDING THE CONVENING AND ATTENDANCE OF THE FIRST EXTRAORDINARY GENERAL MEETING OF 2005 (THE "EGM")

The EGM of the Company was held on 16 September 2005 at 10:00 a.m. at the Conference Room of the Company at No.45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China (the "PRC"). 7 shareholders (including those represented by proxies) attended the EGM, representing a total of 509,228,702 shares or approximately 62.80% of the total number of issued shares of the Company (of which 491,000,000 shares were State-owned shares, representing approximately 60.55% of the total number of issued shares of the Company; 14,812,000 shares were H shares, representing approximately 1.83% of the total number of issued shares of the Company; 3,416,702 shares were A shares, representing approximately 0.42% of the total number of issued shares of the Company). The EGM was convened by the Board, Mr. Zhou Yuejin, the vice-chairman, presided at the EGM. Some of the directors, supervisors and senior management of the Company and the witnessing lawyer and auditors attended the EGM. The EGM was held in compliance with the Company Law of the PRC and the provisions of the Company's Articles of Association (the "Articles of Association") with respect to the convening and attendance of general meetings.

As at the date of the EGM, there were a total of 810,900,000 shares of the Company in issue, entitling the holders thereof to attend and vote for or against the resolutions set out in the notice of the EGM (the "Notice") dated 1 August 2005. No holders of shares in the Company were required to abstain from voting on the said resolutions and no holders of shares in the Company were entitled to attend and vote only against any of the said resolutions at the EGM.

2. RESOLUTIONS PASSED AT THE EGM

After discussion and consideration, the following resolutions, details of which were set out in the Notice, were passed at the EGM by means of poll:

(1) By way of ordinary resolutions:

1. the re-appointment of Guangdong Yangcheng Certified Public Accountants Co. Ltd. and PricewaterhouseCoopers, whose appointments have expired, as the domestic and Hong Kong auditors respectively, and the authorisation of the Board to determine their respective remunerations;

   507,732,702 shares voted in favour, representing 99.71% of the total number of shares carrying the right to vote; 1,496,000 shares voted against, representing 0.29%; and 0 shares abstained, representing 0%.

2. the proposal in relation to the establishment of Ying Bang Branch Company of Guangzhou Pharmaceutical Company Limited (廣州藥業股份有限公司盈邦分公司);

   507,704,702 shares voted in favour, representing 99.70% of the total number of shares carrying the right to vote; 1,524,000 shares voted against, representing 0.30%; and 0 shares abstained, representing 0%;

3. the proposal in relation to the establishment of Ying Bang Pharmacy of Guangzhou Pharmaceutical Company Limited (廣州藥業股份有限公司盈邦大藥房);

   507,704,702 shares voted in favour, representing 99.70% of the total number of shares carrying the right to vote; 1,524,000 shares voted against, representing 0.30%; and 0 shares abstained, representing 0%.

(2) By way of a special resolution:

The proposal in relation to the amendments of the Articles of Association.

509,228,702 shares voted in favour, representing 100% of the total number of shares carrying the right to vote; 0 shares voted against, representing 0%; and 0 shares abstained, representing 0%.

3. INFORMATION REGARDING LAWYERS AND AUDITORS AS WITNESSES

Guangzhou Yangcheng Certified Public Accountants Co., Ltd, the Company's domestic auditor, acted as the scrutineer for the voting at the EGM.

The EGM was witnessed by Zhang Zhenya, a lawyer of Z & T Law Firm, who issued a legal opinion (the "Legal Opinion") that the assembly and the procedures for convening the EGM complied with the Company Law of the PRC and the provisions of the Company's Articles of Association, and the eligibility of the persons attending the EGM was lawful and valid. No new motions were proposed by shareholders at the EGM. The voting procedures of the EGM complied with the laws and regulations and the provisions of the Company's Articles of Association. The resolutions passed at the EGM were lawful and valid.

4. DOCUMENTS FOR INSPECTION

(1) Resolutions of the EGM signed by the attending shareholders and shareholders' proxies;

(2) The Legal Opinion on the EGM issued by the lawyer.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, PRC, 16 September 2005

As at the date of this announcement, the Board comprises Mr. Yang Rongming, Mr. Zhou Yuejin, Mr. Xie Bin and Mr. Fong Zansheng as executive directors, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as independent non-executive directors.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

RESOLUTIONS PASSED AT THE 2005 ANNUAL GENERAL MEETING

V. DOCUMENTS AVAILABLE FOR INSPECTION

1. Minutes of the AGM;
2. Resolutions passed at the AGM;
3. Legal opinion of the AGM.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, PRC, 15 June 2006

As at the date of this announcement, the Board comprises Mr. Yang Rongming, Mr. Xie Bin (resigned on 15 June 2006), Mr. Chen Zhinong (appointed on 15 June 2006) and Mr. Feng Zansheng as Executive Directors and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as Independent Non-executive Directors.

Attachment:

The information in relation to the director as required under Rule 13.74 and the note to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") is set out below:

1. **Profile of Mr. Chen Zhinong**

   Mr. Chen Zhinong, aged 45, university diploma holder, is currently Director and Deputy General Manager of Guangzhou Pharmaceutical Holdings Limited, and Vice Chairman of Guangzhou Pharmaceutical Soccer Club Co., Ltd. Mr. Chen commenced working since November 1983 and served as technician and deputy factory manager of the first branch factory of Guangzhou Baiyunshan Pharmaceutical General Factory, deputy factory manager and factory manager of Guangzhou Baiyunshan Pharmaceutical General Factory, assistant to the general manager, deputy general manager, general manager and chairman of Guangzhou Baiyunshan Enterprise Group Company, General Manager and Chairman Guangzhou Hanfang Contemporary Medicine Research and Development Co., Ltd. Mr. Chen has extensive experience in corporate management and technology research and development.

   Apart from disclosed above, Mr. Chen has not been appointed as a director or any other listed companies during the past three years.

2. **Other Information:**

   According to the emoluments policy of the Group, annual emoluments of directors and supervisors of the Company are proposed by the Board to the annual general meeting of the Company, at which the Board will seek authorization to determine the amount of the emoluments and the method of payment for services of the Company's directors and supervisors. As elected, Mr. Chen is entitled to a basic salary determined in accordance with his management position and an incentive bonus which is computed with reference to the targeted operating results of the Company (for details of the incentive scheme, please refer to the Notice of the First Extraordinary General Meeting of the Company in 2002 which was published both in the PRC and Hong Kong on 28 March 2002).

   Save as disclosed above, Mr. Chen does not have any relationship with any other directors, supervisors, senior management or substantial or controlling shareholders of the Company.

   As at the date of this notice, Mr. Chen does not have any interests in the shares or debentures of the Company or any of its associated corporations, which shall be notified to the Company and the Stock Exchange pursuant to Section 341 of the Securities and Futures Ordinance (the "SFO") or the Model Code for Securities Transactions by Directors of Listed Companies. Nor did he have any other interests which shall be recorded in the register as required to be kept by the Company in accordance with Section 352 of the SFO.

Saved as disclosed above, the Board was not aware of any matters which need to be brought to the attention of the Company's shareholders, and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on the Stock Exchange.

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE 23RD MEETING OF THE THIRD SESSION OF THE BOARD

Guangzhou Pharmaceutical Company Limited (the "Company") held the 23rd meeting of the third session of the Board of Directors (the "Board") on 15 June 2006 at the conference room of the Company at 2nd floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC, notice of which was dispatched on 6 June 2006 by way of fax and email. 7 out of the 7 eligible directors attended the meeting, among whom Mr. Zhang Heyong attended the meeting by means of telephone. The meeting was presided by the Chairman, Mr. Yang Rongming. The supervisors, senior management and lawyers of the Company attended the meeting, which was in compliance with the requirements of the Company Law and the Articles of Association of the Company.

After due consideration at the meeting, the following resolutions numbered 1 to 3 were unanimously passed with 7 affirmative votes, 0 dissenting vote and 0 vote abstaining from voting. Three directors including Mr. Yang Rongming, Mr. Xie Bin and Mr. Chen Zhinong abstained from voting on resolution numbered 4, and resolution numbered 4 was passed with 4 affirmative votes, 0 dissenting votes and 0 vote abstaining from voting:

1. The approval of the resignation of Mr. Xie Bin as Director & General Manager of the Company;
2. The approval of the appointment of Mr. Shi Shaobin (whose profile attached) as the General Manager of the Company with immediate effect, and his term of office commences from the date of appointment till the election of the members of the next Board;
3. The nomination of Mr. Shi Shaobin as a candidate for appointment as Director; and
4. The resolution regarding the continuing connected transactions in respect of advertisement of the Company's subsidiaries.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 15 June 2006

As at the date of this announcement, the Board comprises Mr. Yang Rongming, Mr. Xie Bin (resigned on 15 June 2006), Mr. Chen Zhinong (appointed on 15 June 2006) and Mr. Feng Zansheng as Executive Directors and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as Independent Non-executive Directors.

Attachment:

Profile of candidate as Director of the Company

Mr. Shi Shaobin, aged 38, postgraduate education, a Master of Business Administration and senior pharmaceutical engineer. After his graduation from the Faculty of Biology and Chemistry of the Zhongshan University in 1989, Mr. Shi served as section member of a research institute, staff of the sales department, head of the administrative department, assistant to the general manager and manager of the marketing department, and deputy general manager of Guangzhou Jingxiutang Pharmaceutical Factory (whose name was later changed to Guangzhou Jingxiutang Pharmaceutical Co., Ltd). In 2001, he received a diploma of Master of Business Administration. Mr. Shi served as chairman and general manager of Guangzhou Yangcheng Pharmaceutical Co., Ltd. from 2001 to 2004. Since 2005, he has been a director and chief executive of Guangzhou Wanglaoji Pharmaceutical Co., Ltd. Mr. Shi has extensive experience in production, marketing and operation management.

ANNOUNCEMENT OF RESIGNATION OF DIRECTOR

The Board hereby announces that it approved Mr. Xie Bin's resignation as Executive Director and General Manager of the Company on 15 June 2006 with effect from the same date.

Due to his work relocation, Mr. Xie Bin tendered his resignation as Executive Director and General Manager of Guangzhou Pharmaceutical Company Limited (the "Company") to the board of directors of the Company (the "Board"). The Board resolved to approve Mr. Xie Bin's resignation as Executive Director and General Manager of the Company at the 23rd meeting of the 3rd session of the Board held on 15 June 2006, and Mr. Xie Bin's resignation became effective on the same date.

Mr. Xie Bin confirms that there are no matters need to be brought to the attention of the shareholders of the Company in relation to his resignation. The Board and Mr. Xie Bin confirmd that they were not aware of any personal obligations that Mr. Xie has given to the Company and its subsidiaries (collectively the "Group") that may affect the operation of the Group as a result of the resignation of Mr. Xie Bin. The Board and Mr. Xie Bin also confirmed that there was no disagreement in all aspects between the Company and Mr. Xie Bin which would have caused the resignation of Mr. Xie Bin.

Mr. Xie Bin has been the General Manager of the Company since November 2004 and a Executive Director of the Company since 30 June 2005. Throughout his appointment, Mr. Xie Bin has always been diligent and committed to his work. Mr. Xie Bin has made great contributions for the development of the Group. The Board hereby extends its great appreciation for Mr. Xie Bin's efforts and contributions to the Group during his tenure of office.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 15 June 2006

As at the date of this announcement, the Board comprises Mr. Yang Rongming, Mr. Xie Bin (resigned on 15 June 2006), Mr. Chen Zhinong (appointed on 15 June 2006) and Mr. Feng Zansheng as Executive Directors and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as Independent Non-executive Directors.



廣州藥業股份有限公司

GPC **Guangzhou Pharmaceutical Company Limited**

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

RESOLUTIONS PASSED AT THE 2005 ANNUAL GENERAL MEETING

CONTINUING CONNECTED TRANSACTION

On 15 June 2006, the Company and GPSC entered into the Agreement, pursuant to which the parties have agreed to the provision of advertising and promotional services by GPSC to the Group through GPSC's professional soccer team and the soccer team's participation in the professional soccer league in the PRC for the promotion of the Group's corporate image and products at fees of not more than HK$30,000,000 (equivalent to approximately RMB30,900,000) per annum during the three years ending 31 December 2008.

The terms of the Agreement were determined after arm's length negotiation between the Company and GPSC and after taking into account the factors set out in the paragraph headed "Reason for entering into the Agreement" below. The Directors, including the independent non-executive Directors, consider that the promotion of the corporate image and products of the Group through GPSC's professional soccer team pursuant to the Agreement is in the interest of the Company and its shareholders as a whole, and the terms of the Agreement are fair and reasonable.

GPHL, the Company's controlling shareholder, currently holds approximately 35.37% shareholding interest in BYSCL, while BYSCL and certain subsidiaries of it holds an aggregate of 50% equity interest in GPSC. Accordingly, the Agreement, together with the transactions contemplated thereunder, constitutes a continuing connected transaction for the Company under Chapter 14A of the Listing Rules. With regard to the total fees payable under the Agreement of not more than HK$30,000,000 (equivalent to approximately RMB30,900,000) per annum, as each of the applicable percentage ratios is less than 2.5%, such continuing connected transaction is, according to Rule 14A.34 of the Listing Rules, only subject to the reporting and announcement requirements set out in the Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

THE AGREEMENT

Date of the Agreement:

15 June 2006

The parties to the Agreement:

(i) The Company; and

(ii) GPSC, a company the equity interest of which is owned (i) as to 42.5% by certain subsidiaries of the Company; (ii) as to 7.5% by Wanglaoji; and (iii) as to 50% by BYSCL and certain subsidiaries of it.

Terms of the Agreement:

Pursuant to the Agreement, the parties have agreed to the provision of advertising and promotional services by GPSC to the Group through GPSC's professional soccer team, which is based in Guangzhou, the PRC and the soccer team's participation in the professional soccer league in the PRC at fees of not more than HK$30,000,000 (equivalent to approximately RMB30,900,000) per annum (i.e. the annual cap under the Agreement) during the three years ending 31 December 2008. The annual cap under the Agreement was determined by the Group based upon the nature of the promotional and advertising services offered by GPSC, the fees charged by GPSC for its services, and the extent of the services that are expected to be employed by the Group during the 3 years ending 31 December 2008. The annual cap represents less than 15% of the total advertising and promotion expenses incurred by the Group in 2005. The transaction between the Group and GPSC in relation to the provision of the promotional and advertising services from 1 March 2006 until the date of the announcement amounts to approximately HK$2,500,000 in total where each of the percentage ratios is on an annual basis less than 0.1% and should therefore be exempted from the reporting, announcement and independent shareholders' approval.

It was set out in the Agreement that the provision of advertising and promotional services by GPSC to the Group should be conducted (I) in the ordinary and usual course of the business of the Group; (II) on arm's length basis; and (III) either on normal commercial terms or, if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms to the Group no less favourable than (i) terms available to the Group from independent third parties or (ii) terms available to independent third parties from GPSC.

The terms of the Agreement, including the determination of the terms of provision of advertising and promotional services by GPSC to the Group pursuant to the terms of the Agreement, were determined after arm's length negotiation between the Company and GPSC and after taking into account the factors set out in the paragraph headed "Reason for entering into the Agreement" below. The Directors, including the independent non-executive Directors, consider that the promotion of the corporate image and products of the Group through GPSC's professional soccer team pursuant to the Agreement is in the interest of the Company and its shareholders as a whole, and the terms of the Agreement are fair and reasonable.

REASONS FOR ENTERING INTO THE AGREEMENT

GPSC is formed by certain subsidiaries of the Group, Wanglaoji, and BYSCL (together with certain of its subsidiaries) for the purpose of running a professional soccer team based in Guangzhou, the PRC, which participates in the professional soccer league in the PRC and to provide its equity owners, including the Group, with a platform for the promotion of the Group's corporate image and products. The relationship between the Group and GPSC under the Agreement is one of a client and service provider relationship where the Group pays consideration for the promotional and advertising services provided by GPSC which includes, the display of the Group's advertisements on the soccer field and adoption of the name of the Group to name the soccer games. GPSC also provides similar promotional and advertising services to other third parties for the purpose of generating income. The Directors consider that, through the promotional and advertising services by GPSC, including the promotion and broadcasting of the competition played by the professional soccer team of GPSC through media, the Group can further promote its corporate image and products, which is in the interest of the Group.

INFORMATION ON THE GROUP AND GPSC

The Group is principally engaged in (i) manufacture and sales of Chinese patent medicine; (ii) wholesale, retail, import and export of Western and Chinese pharmaceutical products and various medical apparatus; and (iii) research and development of natural medicine and biological medicine.

GPSC, by running a professional soccer team based in Guangzhou, the PRC, is principally engaged in (i) participation of soccer competition held by the national professional soccer league in the PRC; and (ii) conducting promotional and marketing activities which are related to the professional soccer team of GPSC.

GENERAL

GPHL, the Company's controlling shareholder, currently holds approximately 35.37% shareholding interest in BYSCL, while BYSCL and certain subsidiaries of it holds an aggregate of 50% equity interest in GPSC. Accordingly, the Agreement, together with the transactions contemplated thereunder, constitutes a continuing connected transaction for the Company under Chapter 14A of the Listing Rules. With regard to the fees payable under the Agreement of not more than HK$30,000,000 (equivalent to approximately RMB30,900,000) per annum (i.e. the annual cap under the Agreement), as each of the applicable percentage ratios is less than 2.5%, such continuing connected transaction is, according to Rule 14A.34 of the Listing Rules, only subject to the reporting and announcement requirements set out in the Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	the agreement dated 15 June 2006 entered into by the Company and GPSC in relation to the provision of the advertising and promotional services by GPSC to the Group for the three financial years ending 31 December 2008
"Board"	the Board of Directors
"BYSCL"	廣州白雲山製藥股份有限公司 (Guangzhou Baiyunshan Pharmaceutical Manufacturing Company Limited), a company incorporated in the PRC the securities of which are listed on the Shenzhen Stock Exchange. The issued share capital of BYSCL is currently owned as to 35.37% by GPHL and approximately 64.63% by independent third parties
"Company"	廣州藥業股份有限公司 (Guangzhou Pharmaceutical Company Limited), a company incorporated in the PRC the securities of which are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange
"Directors"	the Directors of the Company
"Group"	the Company and its subsidiaries
"GPHL"	廣州醫藥集團有限公司 (Guangzhou Pharmaceutical Holdings Limited), a state-owned company incorporated in the PRC and the controlling shareholder of the Company which currently holds approximately 57.79% shareholding interest in the Company
"GPSC"	廣州醫藥足球俱樂部有限公司 (Guangzhou Pharmaceutical Soccer Club Limited), a limited company which was established and incorporated in the PRC on 24 February 2006 and is owned as to (i) 42.5% by certain subsidiaries of the Company; (ii) 7.5% by Wanglaoji; and (iii) 50% by BYSCL and certain subsidiaries of it
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Wanglaoji"	廣州王老吉藥業股份有限公司 (Guangzhou Wanglaoji Pharmaceutical Company Limited), a company incorporated in the PRC which is owned as to approximately 48.0465% by the Company, as to approximately 0.01% by Mr. Chen Canying, a supervisor of the Company, and as to approximately 51.9435% by independent third parties

In this announcement, unless otherwise specified, amounts in RMB are converted to HK$ at a conversion rate of HK$1.00=RMB1.03 for illustration only. No representation is made that any amounts in RMB or HK$ could have been or could be converted at such rate or any other rates.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 15 June 2006

As at the date of this announcement, the Board comprises Mr. Yang Rongming, Mr. Xie Bin (resigned on 15 June 2006), Mr. Chen Zhinong (appointed on 15 June 2006) and Mr. Feng Zansheng as Executive Directors, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as Independent Non-executive Directors.



GPC

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

2006 FIRST QUARTERLY REPORT

1. IMPORTANT NOTICE

1.1 The Board of Directors (the "Board"), the Supervisory Committee (the "Supervisory Committee") of Guangzhou Pharmaceutical Company Limited ("GPC" or the "Company") and its Directors, Supervisors and Senior Management collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this quarterly report and confirm that there are no false information, misleading statements or material omission in this quarterly report.

1.2 All Directors of the Board were present at the 22nd meeting of the third session of the Board (the "Board Meeting").

1.3 The Company's financial reports for the first quarter of 2006 (the "Reporting Period") contained in this quarterly report were prepared in accordance with PRC accounting standards and systems and were unaudited.

1.4 Mr. Yang Rongming, the Chairman; Mr. Xie Bin, General Manager, and Mr. Chen Binghua, the Financial Controller and Senior Manager of the Finance Department, individually accept responsibility for ensuring the authenticity and completeness of the financial reports contained in this quarterly report.

1.5 This quarterly report is published in Hong Kong pursuant to 13.09 (2) of the Rules Governing the Listing of Securities at The Stock Exchange of Hong Kong Limited.

2. COMPANY PROFILE

2.1 Corporate Information

Stock Abbreviation	G Guangyao	Stock Abbreviation before change (if any)	GZ Phar.
Stock Code	600332 (A shares)		
Stock Abbreviation	GZ Phar.	Stock Abbreviation before change (if any)	/
Stock Code	0874 (H shares)		

	Company secretary	Representative of securities affairs
Name	Mr. He Shuhua	Ms. Huang Xuezhen
Address	45 Sha Mian North Street Guangzhou City Guangdong Province, PRC	45 Sha Mian North Street Guangzhou City Guangdong Province, PRC
Telephone	(8620)8121 8119	(8620)8121 8095
Facsimile	(8620)8121 6408	(8620)8121 6408
E-mail	hesh@gpc.com.cn	huangxz@gpc.com.cn

2.2 Financial Information

2.2.1 Principal financial data and indicators

	As at 31 March 2006 (unaudited)	As at 31 December 2005 (audited)	Changes as compared with 31 December 2005 (%)
Total assets (RMB'000)	5,449,943.40	5,098,094.54	6.90
Shareholders' funds (excluding minority interests) (RMB'000)	2,681,548.61	2,621,436.75	2.29
Net assets per share (RMB)	3.31	3.21	2.29
Adjusted net assets per share (RMB)	3.26	3.17	2.84

	1 January 2006 - 31 March 2006 (unaudited)	1 January - 31 March 2006 (audited)	Change as compared with the same period of 2005 (%)
Net cash flows generated from operating activities (RMB'000)	(37,201.41)	(37,201.41)	(144.45)
Earnings per share (RMB)	0.074	0.074	15.05
Return on net assets (%)	2.24	2.24	An increase of 0.16 percentage point
Return on net assets after deducting non-operating items (%)	2.28	2.28	An increase of 0.20 percentage point

Non-operating items (1 January 2006 - 31 March 2006)	Amount (RMB)
Losses on disposal of fixed assets	(99,350.32)
Government grants and subsidies	259,644.02
Losses from entrusted investments	(263,247.62)
Non-operating income/expenses after deducting assets impairment	(2,096,820.89)
Reversal of provisions for impairments made in the previous years	1,048,000.00
Income tax effect	96,723.40
Minority interests	102,014.97
Total	1,159,066.33

2.2.2 Income statement (unaudited)

Unit: RMB

Items		1 January 2006 - 31 March 2006 The Group	1 January 2006 - 31 March 2006 The Company	1 January 2005 - 31 March 2005 The Group	1 January 2005 - 31 March 2005 The Company
1. Sales		2,617,702,[illegible]	[illegible]	[illegible]	—
Less:	Costs of sales	[illegible]	[illegible]	[illegible]	—
	Taxes and levies	[illegible]	[illegible]	[illegible]	—
2. Profit from principal operations		[illegible]	[illegible]	[illegible]	—
Add:	Profit from other operations	[illegible]	[illegible]	[illegible]	[illegible]
Less:	Operating expenses	[illegible]	[illegible]	[illegible]	—
	General and administrative expenses	[illegible]	[illegible]	[illegible]	[illegible]
	Finance costs	[illegible]	[illegible]	[illegible]	[illegible]
3. Operating profit		[illegible]	[illegible]	[illegible]	[illegible]
Add:	Investment income	[illegible]	[illegible]	[illegible]	[illegible]
	Subsidy income	[illegible]	—	[illegible]	—
	Non-operating income	[illegible]	4,766.00	[illegible]	[illegible]
Less:	Non-operating expenses	[illegible]	—	[illegible]	[illegible]
4. Total profit		[illegible]	[illegible]	[illegible]	[illegible]
Less:	Income tax	[illegible]	—	[illegible]	—
Less:	Minority interests	[illegible]	—	[illegible]	—
Add:	Investment loss unrecognised	—	—	—	—
5. Net profit		[illegible]	[illegible]	[illegible]	[illegible]

2.3 Number of Shareholders and the Top Ten Shareholders holding Listed Shares of the Company as at 31 March 2006 (with the Share Reform Plan uncompleted)

As at 31 March 2006, there were 39,396 shareholders in total, including 2 shareholders holding the state-owned shares, 39,362 shareholders holding the domestic listed Renminbi-denominated ordinary shares (A shares) and 32 shareholders holding the overseas listed ordinary shares (H shares).

As at 31 March 2006, the top ten shareholders holding the listed shares of the Company are set out below:

Unit: Share

Shareholders	No. of listed shares held as at the end of the Reporting Period	Nature of shares (A/B/H shares or other shares)
HKSCC Nominees Limited	218,240,999	H shares
Shenyin Wanguo-Citi Group-UBS Limited	1,836,200	A shares
China Everbright Bank Co., Ltd-Dacheng Strategic Open Securities Investment Fund	1,677,560	A shares
China Merchants Securities - Standchart-ING Bank N.V.	1,662,332	A shares
Guotai Junan-CCB - The Hong Kong and Shanghai Banking Corporation Limited	1,395,037	A shares
Shenyi Wanguo-HSBC - Merrill Lynch International	1,369,339	A shares
The State Social Insurance Fund Portfolio 109	1,143,314	A shares
HSBC Nominees (Hong Kong) Limited	862,000	H shares
The State Social Insurance Fund Portfolio 601	567,600	A shares
Xinhua Life Insurance Co., Ltd - Dividend - Group Dividend - 018L - FH001 Shanghai	547,130	A shares

Note: As notified by HKSCC Nominees Limited, the H shares under its name were held on behalf of its several clients.

3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Brief Analysis of the Company's Overall Operation

The Company and its subsidiaries (collectively the "Group") are principally engaged in (1) manufacture and sales of Chinese patent medicine; (2) wholesale, retail, import and export of Western and Chinese pharmaceutical products and medical apparatus; and (3) research and development of natural medicine and biological medicine.

During the Reporting Period, the Group has taken the following measures: (i) it continued to improve the promotion and marketing in its major products such as Xiao Ke Wan, Hua Tuo Zai Zao Wan, Xia Sang Ju, the series of Wang Lao Ji Liang Cha and the series of Pan Gao Shou cough and phlegm clearing, increased its efforts on advertisement and promotion of its products, increasingly built up professional reputation as well as improved the consolidation and integral influence of GPC in the markets; (ii) it aggressively expanded distribution networks and further developed the markets in rural and out of the province, expedited the construction of networks of end-markets by aggressively expanding the distribution networks outside the province and exploring end-markets such as key hospitals, retail pharmacies, communities and rural areas in the market; (iii) it facilitated the process of resource integration and uniformity operation within the Group by focusing on a centralized purchasing of traditional Chinese medicine, raw materials in large bulks, packaging material for import and advertisement and strengthening the business cooperation between the industrial and commercial businesses within the Group and enlarging the market share of the Group's products by leveraging on the advantages of wholesale and retail networks of the Group's trading operations; and (iv) it actively sought and developed featured products with promising market prospect, and tried to expand sales of branded products in the market and sales of its trading operations.

According to the accounts prepared in accordance with PRC accounting standards and systems, turnover of the Group for the period from January to March 2006 was approximately RMB2,617,702,000, representing an increase of 11.50% over that of the same period of 2005. Total profit was approximately RMB99,262,000, representing an increase of 11.65% over that of the same period of last year. Net profit was approximately RMB60,024,000, representing an increase of 15.05% over that of the same period of last year.

The turnover of the Group's manufacturing operations for the period from January to March 2006 amounted to approximately RMB621,272,000, representing an increase of 8.82% over the same period of the previous year. Total profit of the manufacturing operations was approximately RMB77,378,000, representing an increase of 3.95% over the same period of the previous year and net profit of the manufacturing operations amounted to RMB46,148,000, with an increase of 3.06% as compared with the corresponding period of the previous year.

From January to March 2006, sales of cough and phlegm clearing medicine, diabetes curing medicine, heat clearing medicine and arthritis curing medicine for the manufacturing operations increased respectively by 11.61%, 7.27%, 2.86% and 14.96% as compared with the corresponding period of the previous year.

From January to March 2006, turnover of the Group's trading operations was approximately RMB1,996,430,000, representing an increase of 12.36% over the same period of the previous year. Total profit of its trading operations was approximately RMB21,884,000, representing an increase of 31.24% over the same period of the previous year and net profit of its trading operations amounted to approximately RMB13,876,000, with an increase of 87.70% as compared with the same period of last year.

As at 31 March 2006, the Group had 152 chain pharmacies, including 84 "Cai Zhi Lin" chain pharmacies which specialize in traditional Chinese medicine, 67 "Jian Min" chain pharmacies which specialize in western medicine and 1 Yingbang Pharmacy.

During the Reporting Period, there were no significant changes in the operation environment of the Group, the macro policies or regulations applicable to the Group.


GPC

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

2006 FIRST QUARTERLY REPORT

3.1.1 Details of operations or products accounting for 10% or more of the Group's turnover or profit from principal operations

☑ Applicable ☐ Not applicable

Unit: RMB

By segment	Sales	Costs of sales	Gross profit margin ratio (%)
Manufacturing operations	621,272,093.40	287,969,815.10	53.63
Trading operations	1,995,410,206.21	1,877,106,913.15	5.93
Including: connected transactions	73,915,192.95	69,093,841.42	6.55

By products	Sales	Costs of sales	Gross profit margin ratio (%)
Heat clearing and Anti-toxic	142,804,256.30	74,515,652.03	48.66
Diabetes curing	111,315,376.65	35,751,133.67	66.97
Cough and phlegm clearing	91,721,481.24	33,351,607.93	58.15
Arthritis curing	69,944,252.32	23,345,366.73	59.52
Gastric	23,225,052.19	12,700,616.12	45.12
Other products	192,260,431.50	97,753,377.55	45.35
Including: connected transactions	1,603,571.28	1,183,577.58	30.35

3.1.2 Seasonal and periodical characteristics of the Company's operations

☑ Applicable ☐ Not applicable

Some products of the Group are subject to seasonal and periodical patterns. The sales of Xia Sang Ju and Guangdong Liang Cha Granule are better in the 2nd and 3rd quarters of the year, while cough and phlegm clearing medicine have higher demand in the fall and winter of the year.

3.1.3 Composition of profit of the Reporting Period (the significant change of the proportion of profit from principal operations, profit from other operations, expenses, investment income, subsidy income and net non-operating results of the total profit as compared with the previous reporting period and the explanation)

☑ Applicable ☐ Not applicable

Item	The Reporting Period Amount (RMB)	The Reporting Period Percentage of total profit (%)	The previous reporting period Amount (RMB)	The previous reporting period Percentage of total profit (%)	Change (%)
Profit from principal operations	443,150,153.59	443.08	1,308,752,150.52	428.30	(10.12)
Profit from other operations	12,722,722.31	12.81	43,901,531.41	14.32	(1.51)
Expenses	380,730,622.63	383.47	1,260,739,969.64	411.99	(11.50)
Investment income	4,318,958.08	4.34	(8,063,360.02)	(2.63)	20.12
Subsidy income	159,631.02	0.15	712,535.63	0.23	[illegible]
Net non-operating results	(2,154,177.10)	(2.20)	5,189,856.17	1.28	(10.33)
Total profit	99,321,659.41	100.00	306,142,714.63	100.00	—

During the Reporting Period, the great change in the proportion of investment income out of the total profit as compared with the same period of 2005 is mainly due to the investment income amounting to RMB4,486,000 from Nanfang Packaging Co., Ltd and reversal of impairment of short-term investment for 2005 because of the rising market value, which amounted to RMB1,048,000, while investment loss for the previous reporting period amounted to RMB8,063,000, due to the provision on impairment of short-term investment amounting to RMB7,126,000 for the previous Reporting Period.

During the Reporting Period, the great change in the proportion of the net non-operating results out of total profit is mainly due to the reversal of impairment on fixed assets amounting to RMB7,110,000 as a result of the rising value of the Group's property located in Hong Kong in 2005.

3.1.4 Explanation on significant changes in principal activities and their compositions as compared with the previous reporting period

☐ Applicable ☑ Not applicable

3.1.5 Explanation on significant changes in profit from principal operations (gross margin ratio) as compared with that of the previous reporting period

☐ Applicable ☑ Not applicable

3.2 Explanation and analysis on major events and their impact and solutions

☐ Applicable ☑ Not applicable

3.3 Changes in accounting policies, accounting estimates, scope of consolidation and significant accounting errors and their causes

☐ Applicable ☑ Not applicable

3.4 Explanation of the Board and the Supervisory Committee on the qualified opinions issued by the auditors

☐ Applicable ☑ Not applicable

3.5 Early warning and explanation for negative impact on profit for the next reporting period, or significant profit fluctuation in comparison to the same period of 2003

☐ Applicable ☑ Not applicable

3.6 Ongoing adjustments by the Company on its disclosed annual operation plans or budget

☐ Applicable ☑ Not applicable

3.7 Performance of special commitments of the shareholders holding unlisted shares of the Company made for the purpose of state-owned shares reform

☐ Applicable ☑ Not applicable

Note: The full version of the balance sheet, income statement and cash flow statement of the Company and the Group has been published on the website of the Shanghai Stock Exchange at http://www.sse.com.cn

For and on behalf of the Board
Yang Rongming
Chairman

Guangzhou, the PRC, 27 April 2006

This quarterly report is published in both English and Chinese. In the event that different interpretation occurs, the Chinese version shall prevail.

As at the date of this announcement, the Board comprises Mr. Yang Rongming, Mr. Zhou Yuefin (resigned on 27 April 2006), Mr. Xie Bin and Mr. Feng Zansheng as Executive Directors, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heping



GPC

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

2005 THIRD QUARTERLY REPORT

1. IMPORTANT NOTICE

1.1 The Board of Directors (the "Board") of Guangzhou Pharmaceutical Company Limited ("GPC" or the "Company") and each director collectively and individually accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report and believes that there are no material omissions from, or misrepresentations or misleading statements contained in this report.

1.2 The Directors of the Board were present at the 15th Meeting of the Third Session of the Board held on 27 October 2005 (the "Board Meeting"). Mr. Xie Bin, Director & General Manager of the Company, was unable to attend the Board Meeting because of a business trip and had appointed Mr. Zhou Yuejin, the Vice Chairman, to exercise the voting right on his behalf.

1.3 The Company's financial report for the third quarter of 2005 (the "Reporting Period") were prepared in accordance with PRC accounting standards and systems and were unaudited.

1.4 Mr. Yang Rongming, the Chairman, Mr. Xie Bin, General Manager, Mr. Gao Fang, Financial Controller and Mr. Chen Binghua, Senior Manager of the Finance Department, individually accept responsibility for ensuring the authenticity and completeness of the financial report contained in this quarterly report.

1.5 This third quarterly report is published in Hong Kong pursuant to 13.09 (2) of the Rules Governing the Listing of Securities at the Stock Exchange of Hong Kong Limited.

2. COMPANY PROFILE

2.1 Corporate information

Stock Abbreviation	GZ Phar.
Stock Code	600332 (A shares)
Stock Abbreviation	GZ Phar.
Stock Code	0874 (H Shares)

	Company secretary	Representative of securities affairs
Name	Mr. He Shuhua	Ms. Huang Xuezhen
Address	45 Sha Mian North Street Guangzhou City Guangdong Province PRC	45 Sha Mian North Street Guangzhou City Guangdong Province PRC
Telephone	(8620) 8121 8117	(8620) 8121 8086
Facsimile	(8620) 8121 6408	(8620) 8121 6408
E-mail	hesh@gpc.com.cn	huangxz@gpc.com.cn

2.2 Financial Information

2.2.1 Principal financial data and indicators

	As at 30 September 2005 (RMB) (Unaudited)	As at 31 December 2004 (RMB) (Audited)	Changes as compared with 31 December 2004 (%)
Total assets	5,376,625,825.57	5,182,878,025.71	3.74
Shareholders' equity (excluding minority interests)	2,588,149,951.26	2,440,229,705.11	6.06
Net assets per share	3.19	3.01	6.06
Adjusted net assets per share	3.15	2.96	6.42

	1 July 2005 to 30 September 2005 (Unaudited)	1 January 2005 to 30 September 2005 (Unaudited)	Change as compared with the same period of 2004
Net cash flows generated from operating activities (RMB)	13,631,731.80	127,280,004.65	-86.75%
Earnings per share (RMB)	0.05	0.18	400%
Return on net assets (%)	1.60	5.67	An increase of 1.23 percentage points
Return on net assets after deducting non-operating items (%)	1.59	5.91	An increase of 1.13 percentage points

Non-operating items (1 January 2005 to 30 September 2005)	Amount (RMB)
Losses on disposal of fixed assets	-517,768.31
Government grants and subsidies	331,147.50
Losses from short-term investments	-6,111,000.00
Non-operating income/expenses after deducting assets impairment	-1,520,889.14
Reversal of provisions for impairments made in the previous years	1,010,579.04
Income tax effect	-168,803.97
Minority interests	-229,247.76
Total	-6,409,879.18

2.2.2 Income statement (unaudited)

Items	1 July 2005 to 30 September 2005 The Group (RMB)	1 July 2005 to 30 September 2005 The Company (RMB)	1 July 2004 to 30 September 2004 The Group (RMB)	1 July 2004 to 30 September 2004 The Company (RMB)
1. Sales	2,302,276,183.18	—	1,984,829,293.21	—
Less: Costs of sales	1,925,942,188.32	—	1,654,334,501.25	—
Taxes and levies	5,853,563.10	—	5,141,394.43	—
2. Profit from principal operations (loss was inserted with "-" sign)	370,480,431.76	—	325,353,397.54	—
Add: Profit from other operations	12,682,426.32	1,525,043.24	9,749,935.73	2,381,495.93
Less: Operating expenses	146,808,108.99	—	131,787,936.36	—
General and administrative expenses	455,334,174.71	4,612,193.69	159,868,854.21	6,998,154.58
Finance costs	9,738,917.04	-92,551.70	9,812,240.45	-647,888.55
3. Operating profit (loss was inserted with "-" sign)	71,281,657.34	-2,994,598.75	33,634,302.25	-3,968,770.10
Add: Investment income	-857,752.87	53,972,754.28	-459,294.94	18,213,532.94
Subsidy income	141,626.50	—	511,142.00	—
Non-operating income	995,752.54	—	2,458,002.89	3,907.00
Less: Non-operating expenses	624,467.93	10,234.07	3,922,359.29	75,863.15
4. Total profit (loss was inserted with "-" sign)	70,936,815.58	50,967,921.46	32,221,792.91	14,172,806.69
Less: Income tax	25,027,813.83	—	21,079,012.98	—
Less: Minority interests	2,826,819.62	—	1,917,172.04	—
Add: Investment loss unrecognized	—	—	—	—
5. Net profit (loss was inserted with "-" sign)	43,082,172.13	50,967,921.46	9,225,607.89	14,172,806.69



廣州藥業股份有限公司

GPC

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

2005 THIRD QUARTERLY REPORT

Items			1 January 2005 to 30 September 2005 The Group (RMB)	1 January 2005 to 30 September 2005 The Company (RMB)	1 January 2004 to 30 September 2004 The Group (RMB)	1 January 2004 to 30 September 2004 The Company (RMB)
1.	Sales		6,898,448,194.45	—	5,975,523,425.34	—
	Less:	Costs of sales	5,707,054,422.28	—	4,926,600,628.94	—
		Taxes and levies	19,454,742.70	—	18,835,693.94	—
2.	Profit from principal operations (loss was inserted with "-" sign)		1,171,939,029.47	—	1,030,087,102.46	—
	Add:	Profit from other operations	33,724,013.87	5,899,311.65	28,138,088.01	4,176,351.95
	Less:	Operating expenses	448,246,702.11	—	410,446,927.21	—
		General and administrative expenses	474,671,778.85	17,777,123.05	490,316,472.11	15,332,950.01
		Finance costs	34,561,524.23	-958,045.32	27,497,221.22	-1,432,176.61
3.	Operating profit (loss was inserted with "-" sign)		248,183,038.15	-10,919,766.08	129,964,569.93	-9,724,421.45
	Add:	Investment income	-4,833,797.24	176,693,040.77	-1,236,735.44	58,578,524.96
		Subsidy income	331,147.50	—	511,142.00	—
		Non-operating income	1,643,909.07	3,150.02	6,746,074.21	10,807.00
	Less:	Non-operating expenses	3,682,566.52	10,487.07	12,709,799.24	172,331.72
4.	Total profit (loss was inserted with "-" sign)		241,641,730.96	165,765,937.64	123,275,251.46	48,692,578.79
	Less:	Income tax	85,032,384.75	—	74,017,656.67	—
	Less:	Minority interests	9,936,734.85	—	8,223,342.19	—
	Less:	Investment loss unrecognized	—	—	—	—
5.	Net profit (loss was inserted with "-" sign)		146,672,611.36	165,765,937.64	41,034,252.60	48,692,578.79

2.3 **Number of shareholders and the top ten shareholders holding listed shares of the Company as at 30 September 2005 (for non-G Share Companies)**

As at 30 September 2005, there were 40,195 shareholders in total, including 2 shareholder holding the state-owned shares, 40,157 shareholders holding domestic listed RMB-denominated ordinary shares (A shares) and 36 shareholders holding overseas listed ordinary shares (H shares).

As at 30 September 2005, the top ten shareholders holding the listed shares of the Company are set out below:

Shareholders (in full)	No. of listed shares held as at the end of the Reporting Period	Nature of shares (A\B\H share or other shares)
HKSCC Nominees Limited	218,262,999	H Shares
Yu Long Securities Investment Fund	2,420,842	A Shares
Shenyin Wanguo-Citi Group-UBS Limited	1,795,469	A Shares
China Merchants Securities-Standchart-ING Bank N.V.	1,662,332	A Shares
Guotai Junan-CCB-The Hongkong and Shanghai Banking Corporation Limited	1,395,037	A Shares
Shenyi Wanguo-HSBC-Merrill Lynch International	1,369,339	A Shares
China Everbright Bank Co., Ltd-Taixin Strategic Open Securities Investment	868,739	A Shares
HSBC Nominees (Hong Kong) Limited	866,000	H Shares
The State Social Insurance Fund Portfolio 109	811,203	A Shares
Jiu Jia Securities Investment Fund	550,000	A Shares

Note: As notified by HKSCC Nominees Limited, the H shares under its name were held on behalf of its several clients.

3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 **Brief analysis of the Company's overall operation**

The Company and its subsidiaries (collectively the "Group") are principally engaged in (1) manufacture and sales of Chinese patent medicine; (2) wholesale, retail, import and export of Western and Chinese pharmaceutical products and medical apparatus; and (3) research and development of natural medicine and biological medicine.

During the Reporting Period, the Group has, firstly, endeavoured to further strengthen the promotion and marketing in its major products and key products, continued its efforts on integration of brand-names, sales network and resources for sales fleet, increased its efforts on advertisement and promotion of its products, actively developed the market outside Guangdong Province and the end market of key hospitals, retail drugstores, communities and countryside so as to increase the market share of its products. Secondly, it has worked aggressively to speed up the progress of internal resources integration and amalgamation. The Group has strived for the best on the uniform procurement of traditional Chinese medicine, raw materials in bulk, packing materials, imported materials and advertisements, enhanced the cooperation between the Company's manufacturing enterprises and trading enterprises and took full advantage of the wholesale and retail network of trading business with a view of expanding the Group's market share. Thirdly, it has strengthened supervision on and management of the business operations of its subordinate enterprises. The Company voluntarily participated in the decision-making process regarding significant business policies of its subordinate enterprises, strengthened and standardized the capital management of its subordinate enterprises, carried out regularly the analysis on the operation conditions of its subordinated enterprises and adjusted its marketing strategies according to the market changes on a timely basis, thus enhancing the quality of operations and economies of scale of these subordinate enterprises.

The implementation of the above-mentioned measures has achieved good results. According to the consolidated accounts prepared in accordance with PRC accounting standards and systems, turnover of the Group for the period from January to September 2005 was approximately RMB6,898,448,000, representing an increase of 15.45% over that of the same period of last year. Total profit was approximately RMB241,642,000, representing an increase of 96.02% over that of the same period of last year. Net profit was approximately RMB146,673,000, representing an increase of 257.44% over that of the same period of last year.

The turnover of the Group's manufacturing operations for the period from January to September 2005 amounted to approximately RMB1,652,993,000, representing an increase of 15.24 % over the same period of the previous year. Total profit of the manufacturing operations was approximately RMB182,908,000, representing an increase of 35.22 % over the same period of the previous year and net profit of the manufacturing operations amounted to RMB 106,993,000, with an increase of 55.99% as compared with the corresponding period of the previous year.

From January to September 2005, the sales volume of cough and phlegm clearing medicine, diabetes medicine and gastric medicine increased by 42.02 %, 22.10 % and 10.38% respectively as compared with the same period of last year.

From January to September 2005, turnover of the Group's trading operations was approximately RMB 5,245,455,000, representing an increase of 15.51 % over the same period of last year. Total profit of its trading operations was approximately RMB 58,734,000, while loss before tax of its trading operations for the same period of 2004 was approximately RMB11,992,000. Net profit of its trading operations amounted to approximately RMB 39,680,000, while it recorded a loss of approximately RMB27,557,000 in its trading operations for the same period of 2004.

As at 30 September 2005, the Group had 161 chain pharmacies in total, including 88 "Cai Zhi Lin" chain pharmacies which specialize in traditional Chinese medicine, 72 "Jian Min" chain pharmacies which specialize in western medicine and 1 Yingbang Pharmacy.

During the Reporting Period, there were no significant changes in the operation environment of the Group, the macro policies or regulations applicable to the Group.

3.1.1 Details of operations or products accounting for 10% or more of the Group's turnover or profit from principal operations

☑ Applicable ☐ Not applicable

By segment	Sales (RMB)	Costs of sales (RMB)	Gross margin ratio (%)
Manufacturing operations	1,652,993,586.27	784,769,761.41	52.52
Trading operations	5,245,454,608.18	4,922,284,660.87	6.16
Including: connected transactions	153,768,600.83	143,380,078.44	6.76

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GPC 廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

2005 THIRD QUARTERLY REPORT

By products	Sales *(RMB)*	Costs of sales *(RMB)*	Gross margin ratio *(%)*
Heat clearing and Anti-toxic	421,176,058.01	217,935,376.26	43.26
Diabetes curing	324,043,174.66	109,193,533.12	65.30
Cough and phlegm clearing	191,591,928.95	82,815,533.97	56.78
Arthritis curing	161,652,998.45	59,846,227.61	62.98
Gastric	80,843,877.07	43,968,172.11	45.61
Other products	473,685,549.13	271,010,918.34	42.79
Including: connected transactions	3,102,172.65	2,189,996.91	29.40

3.1.2 Seasonal and periodical characteristics of the Company's operations

☑ Applicable ☐ Not applicable

Some products of the Group are subject to seasonal and periodical patterns. The sales of Xia Sang Ju and Guangdong Liang Cha Granule are better in the 2nd and 3rd quarters of the year, while cough and phlegm clearing medicine have higher demand in the fall and winter of the year.

3.1.3 Composition of profit of the Reporting Period (the significant change of the proportion of profit from principal operations, profit from other operations, expenses, investment income, subsidy income and net non-operating results of the total profit as compared with the previous reporting period and the explanation)

☑ Applicable ☐ Not applicable

Items	The Reporting Period Amount *(RMB)*	The Reporting Period Percentage of total profit *(%)*	The previous reporting period Amount *(RMB)*	The previous reporting period Percentage of total profit *(%)*	Change *(%)*
Profit from principal operations	370,480,431.76	522.27	801,458,597.71	469.50	11.24
Profit from other operations	12,682,426.32	17.88	21,041,587.55	12.33	45.04
Expenses	311,881,200.74	439.66	645,698,804.45	378.20	16.25
Investment income	-857,252.87	-1.21	-3,976,044.37	-2.33	45.09
Subsidy income	141,626.50	0.20	189,521.00	0.11	79.83
Net non-operating results	371,284.61	0.52	-2,409,942.06	-1.41	137.07
Total profit	70,936,815.58	100.00	170,704,915.38	100.00	—

During the Reporting Period, the significant change in the proportion of profit from other operations out of total profit as compared with the previous reporting period was mainly due to the increase in rents received for the Reporting Period.

3.1.4 Explanation on significant changes in principal activities and their compositions as compared with the previous reporting period

☐ Applicable ☑ Not applicable

3.1.5 Explanation on significant changes in profit from principal operations (gross margin ratio) as compared with that of the previous reporting period

☐ Applicable ☑ Not applicable

3.2 Explanation and analysis on major events and their impact and solutions

☐ Applicable ☑ Not applicable

3.3 Changes in accounting policies, accounting estimates, scope of consolidation and significant accounting errors and their causes

☑ Applicable ☐ Not applicable

In March 2005, Golden Force Pharmacy Co., Ltd from Hong Kong has, pursuant to the Subscription Agreement, completed its capital injection of RMB168,880,000 into Guangzhou Wang Lao Ji Pharmaceutical Co., Ltd ("Wang Lao Ji") and acquired a 48.0465% equity interest of Wang Lao Ji. Such capital injection has diluted the Company's interest in Wang Lao Ji from 92.48% to 48.0465%. Therefore, Wang Lao Ji has changed from a subsidiary to a jointly controlled entity. When preparing the consolidated financial statements, consolidation by proportion instead of full consolidation has been adopted for Wang Lao Ji with effect from April 2005.

3.4 Explanation of the Board and the Supervisory Committee on the qualified opinions issued by the auditors

☐ Applicable ☑ Not applicable

3.5 Early warning and explanation for negative impact on profit for the next reporting period, or significant profit fluctuation in comparison to the same period of 2004

☑ Applicable ☐ Not applicable

According to the relevant regulations of the Shanghai Stock Exchange, the Company discloses the following:

Profit forecast	It is expected that the net profit of the Group for 2005 will increase by 100% or above as compared with 2004.
Explanation on profit forecast	During the period from January to September 2005, the Group accelerated its development in business. Its profit from principal operations increased by 96.02% as compared with 2004, and its net profit recorded a significant increase of 257.44% as compared with 2004. It is expected that the net profit of the Group for 2005 will increase by 100% or above as compared with the year of 2004.

3.6 Ongoing adjustments by the Company on its disclosed annual operation plans or budget

☐ Applicable ☑ Not applicable

3.7 Performance of special commitments of the shareholders holding unlisted shares of the Company made for the purpose of state-owned shares reform

☐ Applicable ☑ Not applicable

Note: The full version of the balance sheet, income statement and cash flow statement of the Company and the Group has been published on the website of the Shanghai Stock Exchange at http://www.sse.com.cn.

For and on behalf of the Board
Yang Rongming
Chairman

Guangzhou, the PRC, 27 October 2005

This quarterly report is published in both English and Chinese. In the event that different interpretation occurs, the Chinese version shall prevail.

As at the date of this announcement, the Board comprises Mr. Yang Rongming, Mr. Zhou Yuejin, Mr. Xie Bin and Mr. Feng Zansheng as Executive Directors, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as Independent Non-executive Directors.

Announcement of Improvement in Results Forecast for 2005

The Company and all members of the Board hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

Guangzhou Pharmaceutical Company Limited (the "Company") hereby announced that as the Company hastened its pace of business development by adpting a series of measures, the operating results of the Company and its subsidiaries (the "Group") for the period from January to September 2005 increased significantly. The Company expected that the net profit of the Group for 2005 will increase by 100% or above as compared with 2004.

This announcement is made in accordance with Rule 13.09(02) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The Board of Directors
Guangzhou Pharmaceutical Company Limited

Guangzhou, the PRC, 27 October 2005

As at the date of this announcement, the Board comprises Mr. Yang Rongming, Mr. Zhou Yuejin, Mr. Xie Bin and Mr. Feng Zansheng as Executive Directors, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as Independent Non-executive Directors.